   As filed with the Securities and Exchange Commission on November 14, 2014


                                                             File Nos. 333-
                                                                       811-05200


                                 UNITED STATES


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                    FORM N-4


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [x]


                          Pre-Effective Amendment No.                         []




                         Post-Effective Amendment No.                         []


                                      and

          REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                               Amendment No. 271                             [x]


                        (Check Appropriate Box or Boxes)



                 MetLife Investors Variable Annuity Account One

                           (Exact Name of Registrant)



                         MetLife Insurance Company USA

                              (Name of Depositor)

                        11225 North Community House Road

                              Charlotte, NC 28277

        (Address of Depositor's Principal Executive Offices) (Zip Code)


               Depositor's Telephone Number, including Area Code

                                 (800) 989-3752


                    (Name and Address of Agent for Service)

                              Eric T. Steigerwalt

                                   President

                         MetLife Insurance Company USA

                        11225 North Community House Road

                              Charlotte, NC 28277


                                   COPIES TO:

                                W. Thomas Conner

                                 Reed Smith LLP

                              1301 K Street, N.W.

                          Washington, D.C. 20005-3373


                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING

  As soon as possible after the effective date of this registration statement.



The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



                     TITLE OF SECURITIES BEING REGISTERED

Interest in a separate account under individual flexible premium deferred variable annuity contracts.



This registration statement relates to Registration Statement No. 333-161105.

                         METLIFE INSURANCE COMPANY USA
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                 PROSPECTUS SUPPLEMENT DATED NOVEMBER 17, 2014

   This supplement describes the recent merger involving MetLife Investors Insurance Company, the insurer that issued your variable annuity contract, and what it means for you. The supplement updates certain information contained in, and should be read in conjunction with, the prospectus for your contract. Please read it and keep it with your prospectus for future reference. You may obtain a copy of the prospectus for your contract by writing to MetLife Insurance Company USA, 11225 North Community House Road, Charlotte, NC 28277, or by calling 1-800-343-8496, or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

   Effective following the close of business on November 14, 2014, MetLife Investors Insurance Company, MetLife Investors USA Insurance Company and Exeter Reassurance Company, Ltd. were merged into MetLife Insurance Company of Connecticut, and MetLife Insurance Company of Connecticut was then renamed MetLife Insurance Company USA ("MetLife USA"). Simultaneously, MetLife USA changed its domicile from Connecticut to the state of Delaware. Accordingly, all references in your prospectus to MetLife Investors Insurance Company are replaced with MetLife USA.

   As a result of the merger, MetLife USA assumed legal ownership of all of the assets of MetLife Investors Insurance Company, including the separate account referenced above and the assets held in the separate account. MetLife USA is now responsible for administering your contract and paying any benefits due to you under the contract. In other words, you are now a contract owner of MetLife USA.

   The transfer of your contract to MetLife USA will not impact the administration of your contract. In particular:

   . There are no changes in our obligations or your rights and benefits under your contract as a result of the merger.

   . All of the investment options previously available to you under your contract remain available for investment as of the date of this supplement.

   . MetLife USA will continue to service and maintain your contract in accordance with its terms and there has been no change in the contact information for the administrative offices for your contract.

   . Your account value is not affected by the merger and no charges have been or will be imposed in connection with the merger.

   .   The merger did not result in any federal income tax consequences to you.

THE FOLLOWING REPLACES THE SECTION OF YOUR PROSPECTUS TITLED "METLIFE
INVESTORS":

METLIFE USA

MetLife Insurance Company USA is a stock life insurance company originally chartered in Connecticut in 1863 and currently subject to the laws of the state of Delaware. MetLife USA was previously known as MetLife Insurance Company of Connecticut but changed its name to MetLife Insurance Company USA when it changed its state of domicile from Connecticut to Delaware on November 14, 2014. MetLife USA is licensed to conduct business in all states of the United States, except New York, and in the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. MetLife USA is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and financial services to individuals and institutional customers. MetLife USA's principal executive offices are located at 11225 North Community House Road, Charlotte, NC 28277.

Prior to November 17, 2014, the contract was issued by MetLife Investors Insurance Company (MetLife Investors). On November 14, 2014, following the close of business, MetLife Investors merged into MetLife USA and MetLife USA replaced MetLife Investors as the issuer of the contract.

                                   * * * * *

The information found under "OTHER INFORMATION" regarding the General American Life Insurance Company guarantee agreement is hereby deleted because the guarantee has terminated in accordance with its terms. While in effect, the guarantee agreement had provided that, for contracts issued on or before December 31, 2002, General American Life Insurance Company, the former parent of MetLife Investors, would ensure that MetLife Investors would have sufficient funds to meet its obligations under those contracts.

In addition, on or about November 17, 2014, MetLife USA terminated a net worth maintenance agreement with MetLife, Inc. and a contingent reinsurance agreement with General American Life Insurance Company. The net worth maintenance agreement was originally entered into between MetLife, Inc. and MetLife Investors on December 31, 2002. Under the agreement MetLife, Inc. had agreed, without limitation as to the amount, to cause MetLife Investors to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. The contingent reinsurance agreement was originally entered into between General American Life Insurance Company and MetLife Investors on January 1, 2003. Under this agreement, in the event that MetLife Investors' statutory capital and surplus fell below certain levels, General American Life would assume as assumption reinsurance, subject to regulatory approvals and required consents, all of MetLife Investors' life insurance and annuity contracts.

                                   * * * * *

THE FOLLOWING IS ADDED TO THE FIRST PARAGRAPH OF THE DISCLOSURE IN YOUR PROSPECTUS UNDER THE CAPTION "THE SEPARATE ACCOUNT":

On November 14, 2014, following the close of business, MetLife Investors merged into MetLife USA and the Separate Account became a separate account of MetLife USA. In November of 2009, the Separate Account was subject to a merger pursuant to which all of the assets of MetLife Investors Variable Annuity Account Five were transferred to MetLife Investors Variable Annuity Account One.

                                   * * * * *

FINANCIAL INFORMATION

If you would like a copy of the most recent financial statements of the company and of MetLife Investors Variable Annuity Account One, please contact us at the administrative offices for your contract.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                          METLIFE INVESTORS INSURANCE COMPANY
                     METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                        SUPPLEMENT DATED APRIL 28, 2014
                                       TO
             PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement revises information in the prospectuses dated November 9, 2006 (as supplemented) for the Class A and B variable annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 11225 North Community House Road, Charlotte, NC 28277 or call us at (800) 709-2811 to request a free copy. Upon request, financial statements for MetLife Investors Insurance Company and/or General American Life Insurance Company will be sent to you without charge.

1. ANNUITY PAYMENTS (THE INCOME PHASE)

In the "ANNUITY PAYMENTS (THE INCOME PHASE)" section, under "Description of LIS," add the following to the "Terminating the LIS Rider" subsection:

     If an owner or joint owner dies and:

         o the spouse elects to continue the contract and the LIS rider under termination provision d) above; and

         o before the 10-year waiting period to exercise the LIS rider has elapsed, the LIS rider will terminate under termination provision
              a) above (because it is the 30th day following the contract anniversary on or following the spouse's 85th birthday);

we will permit the spouse to exercise the LIS rider within the 30 days following the contract anniversary on or following his or her 85th birthday, even though the 10-year waiting period has not elapsed.

2. OTHER INFORMATION

In the "OTHER INFORMATION" section, add the following to the "MetLife Investors" subsection:

     In 2013, MetLife, Inc. announced its plans to merge MetLife Investors, MetLife Investors USA Insurance Company (MetLife Investors USA), MetLife Insurance Company of Connecticut (MetLife of Connecticut), and Exeter Reassurance Company, Ltd. (Exeter Reassurance), to create one larger U.S.-based and U.S.-regulated life insurance company. MetLife Investors USA and MetLife of Connecticut, like MetLife Investors, are U.S. insurance companies that issue variable insurance products in addition to other products. Exeter Reassurance is a direct subsidiary of MetLife, Inc. that mainly reinsures guarantees associated with variable annuity products issued by U.S. insurance companies

                                                                  SUPP-MOCAAB414
     that are direct or indirect subsidiaries of MetLife, Inc. MetLife of Connecticut, which is expected to be renamed and domiciled in Delaware, will be the surviving entity. These mergers are expected to occur towards the end of 2014, subject to regulatory approvals.

In the "Distributor" subsection, replace the address for Distributor with "1095 Avenue of the Americas, New York, NY 10036."

3. APPENDIX A - DISCONTINUED INVESTMENT PORTFOLIOS

Add the following to the "Discontinued Investment Portfolios" section at the end of Appendix A:

     Effective as of April 28, 2014:

     o Franklin Templeton Variable Insurance Products Trust: Templeton Foreign Securities Fund (closed effective May 1, 2004) changed its name to Templeton Foreign VIP Fund;

     o Met Investors Series Trust: MetLife Defensive Strategy Portfolio (Class B) merged into Metropolitan Series Fund: MetLife Asset Allocation 40 Portfolio (Class B);

     o Met Investors Series Trust: MetLife Moderate Strategy Portfolio (Class B) merged into Metropolitan Series Fund: MetLife Asset Allocation 40 Portfolio (Class B);

     o Met Investors Series Trust: MetLife Balanced Strategy Portfolio (Class B) merged into Metropolitan Series Fund: MetLife Asset Allocation 60 Portfolio (Class B); and

     o    Met Investors Series Trust: MetLife Growth Strategy Portfolio (Class
          B) merged into Metropolitan Series Fund: MetLife Asset Allocation 80 Portfolio (Class B).

4. APPENDIX D - DESCRIPTION OF GMIB I

Add the following to the end of Appendix D:

     If an owner or joint owner dies and:

          o the spouse elects to continue the contract and the GMIB rider continues as described above; and

          o before the 10-year waiting period to exercise the GMIB rider has elapsed, the GMIB rider will terminate because it is the 30th day following the contract anniversary immediately after the spouse's 85th birthday;

     we will permit the spouse to exercise the GMIB rider within the 30 days following the contract anniversary immediately after his or her 85th birthday, even though the 10-year waiting period has not elapsed.

5. INVESTMENT PORTFOLIO EXPENSES TABLE

Replace the Investment Portfolio Expenses Table in the prospectus with the Investment Portfolio Expenses Table attached to this prospectus supplement.

6. INVESTMENT OPTIONS

In the "INVESTMENT OPTIONS" section, replace the investment portfolio information in the sections titled "American Funds Insurance Series (Class 2)" through "Met Investors Series Trust - MetLife Asset Allocation Program (Class
B)" with the investment portfolio information attached to this prospectus supplement.

7. APPENDIX B

Replace Appendix B with the Appendix B attached to this prospectus supplement.

        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                                                         Telephone: 800-709-2811

INVESTMENT PORTFOLIO  EXPENSES

(as a percentage of the average daily net assets of an Investment Portfolio)

The following table is a summary. For more complete information on Investment Portfolio fees and expenses, please refer to the prospectus for each Investment Portfolio.

                                                                                      ACQUIRED    TOTAL    CONTRACTUAL  NET TOTAL
                                                                                        FUND      ANNUAL     EXPENSE      ANNUAL
                                                 MANAGEMENT  12B-1/SERVICE    OTHER   FEES AND  PORTFOLIO    SUBSIDY    PORTFOLIO
                                                    FEES          FEES      EXPENSES  EXPENSES   EXPENSES  OR DEFERRAL   EXPENSES
                                                 ---------- -------------- --------- --------- ---------- ------------ ----------
AMERICAN FUNDS INSURANCE SERIES(R)
 American Funds Global Small                       0.70%       0.25%          0.04%     0.00%     0.99%          -        0.99%
  Capitalization Fund
 American Funds Growth Fund                        0.33%       0.25%          0.02%     0.00%     0.60%          -        0.60%
MET INVESTORS SERIES TRUST
 AllianceBernstein Global Dynamic                  0.61%       0.25%          0.03%     0.01%     0.90%       0.02%       0.88%
  Allocation
 Allianz Global Investors Dynamic                  0.68%       0.25%          0.93%     0.00%     1.86%       0.66%       1.20%
  Multi-Asset Plus Portfolio
 AQR Global Risk Balanced Portfolio                0.61%       0.25%          0.04%     0.03%     0.93%       0.02%       0.91%
 BlackRock Global Tactical Strategies              0.66%       0.25%          0.01%     0.14%     1.06%       0.03%       1.03%
  Portfolio
 BlackRock High Yield Portfolio                    0.60%       0.25%          0.09%     0.08%     1.02%          -        1.02%
 Clarion Global Real Estate Portfolio              0.60%       0.25%          0.05%     0.00%     0.90%          -        0.90%
 ClearBridge Aggressive Growth Portfolio           0.59%       0.25%          0.02%     0.00%     0.86%       0.00%       0.86%
 Invesco Balanced-Risk Allocation Portfolio        0.64%       0.25%          0.04%     0.03%     0.96%       0.03%       0.93%
 Invesco Comstock Portfolio                        0.57%       0.25%          0.02%     0.00%     0.84%       0.02%       0.82%
 Invesco Mid Cap Value Portfolio                   0.65%       0.25%          0.05%     0.08%     1.03%       0.02%       1.01%
 JP Morgan Global Active Allocation                0.74%       0.25%          0.09%     0.00%     1.08%       0.05%       1.03%
  Portfolio
 JPMorgan Small Cap Value Portfolio                0.77%       0.25%          0.06%     0.04%     1.12%       0.09%       1.03%
 Lord Abbett Bond Debenture Portfolio              0.51%       0.25%          0.03%     0.00%     0.79%          -        0.79%
 Met/Franklin Low Duration Total                   0.50%       0.25%          0.05%     0.00%     0.80%       0.03%       0.77%
  Return Portfolio
 MetLife Balanced Plus Portfolio                   0.24%       0.25%          0.01%     0.42%     0.92%       0.00%       0.92%
 MetLife Multi-Index Targeted Risk                 0.18%       0.25%          0.11%     0.22%     0.76%          -        0.76%
  Portfolio
 MFS(R) Emerging Markets Equity Portfolio          0.87%       0.25%          0.15%     0.00%     1.27%       0.01%       1.26%
 MFS(R) Research International Portfolio           0.68%       0.25%          0.07%     0.00%     1.00%       0.06%       0.94%
 Morgan Stanley Mid Cap Growth Portfolio           0.64%       0.25%          0.05%     0.00%     0.94%       0.01%       0.93%
 Oppenheimer Global Equity Portfolio               0.67%       0.25%          0.08%     0.00%     1.00%       0.03%       0.97%
 PanAgora Global Diversified Risk Portfolio        0.65%       0.25%          0.98%     0.02%     1.90%       0.58%       1.32%
 PIMCO Inflation Protected Bond Portfolio          0.47%       0.25%          0.08%     0.00%     0.80%       0.00%       0.80%
 PIMCO Total Return Portfolio                      0.48%       0.25%          0.03%     0.00%     0.76%          -        0.76%
 Pioneer Fund Portfolio                            0.65%       0.00%          0.05%     0.00%     0.70%       0.04%       0.66%
 Pioneer Strategic Income Portfolio                0.57%       0.00%          0.06%     0.00%     0.63%          -        0.63%
 Pyramis(R) Government Income Portfolio            0.42%       0.25%          0.03%     0.00%     0.70%          -        0.70%
 Pyramis(R) Managed  Risk Portfolio                0.45%       0.25%          0.45%     0.46%     1.61%       0.35%       1.26%
 Schroders Global Multi-Asset Portfolio            0.65%       0.25%          0.10%     0.05%     1.05%          -        1.05%
 T. Rowe Price Large Cap Value Portfolio           0.57%       0.25%          0.02%     0.00%     0.84%          -        0.84%
 WMC Large Cap Research Portfolio                  0.59%       0.25%          0.03%     0.00%     0.87%       0.05%       0.82%

                                                                                  ACQUIRED    TOTAL    CONTRACTUAL  NET TOTAL
                                                                                    FUND      ANNUAL     EXPENSE      ANNUAL
                                             MANAGEMENT  12B-1/SERVICE    OTHER   FEES AND  PORTFOLIO    SUBSIDY    PORTFOLIO
                                                FEES          FEES      EXPENSES  EXPENSES   EXPENSES  OR DEFERRAL   EXPENSES
                                             ----------- -------------- --------- --------- ---------- ------------ ----------
METROPOLITAN SERIES FUND
 BlackRock Bond Income Portfolio               0.33%       0.25%          0.02%     0.00%     0.60%      0.00%        0.60%
 BlackRock Capital Appreciation Portfolio      0.69%       0.00%          0.02%     0.00%     0.71%      0.01%        0.70%
 BlackRock Money Market Portfolio              0.33%       0.25%          0.02%     0.00%     0.60%      0.02%        0.58%
 Jennison Growth Portfolio                     0.60%       0.25%          0.02%     0.00%     0.87%      0.07%        0.80%
 Loomis Sayles Small Cap Growth                0.90%       0.25%          0.05%     0.00%     1.20%      0.09%        1.11%
  Portfolio
 Met/Dimensional International Small           0.81%       0.25%          0.14%     0.00%     1.20%      0.01%        1.19%
 Company Portfolio
 MFS(R) Total Return Portfolio                 0.55%       0.25%          0.04%     0.00%     0.84%         -         0.84%
 MFS(R) Value Portfolio                        0.70%       0.25%          0.02%     0.00%     0.97%      0.14%        0.83%
 Neuberger Berman Genesis Portfolio            0.80%       0.25%          0.03%     0.00%     1.08%      0.01%        1.07%
 WMC Core Equity Opportunities Portfolio       0.70%       0.15%          0.02%     0.00%     0.87%      0.11%        0.76%
MET INVESTORS SERIES TRUST - ASSET
 ALLOCATION PORTFOLIOS
 MetLife Asset Allocation 100 Portfolio        0.07%       0.25%          0.01%     0.70%     1.03%         -         1.03%
 SSgA Growth and Income ETF Portfolio          0.30%       0.25%          0.01%     0.23%     0.79%         -         0.79%
 SSgA Growth ETF Portfolio                     0.32%       0.25%          0.01%     0.25%     0.83%         -         0.83%
METROPOLITAN SERIES FUND - ASSET
 ALLOCATION PORTFOLIOS
 MetLife Asset Allocation 20 Portfolio         0.09%       0.25%          0.02%     0.52%     0.88%      0.01%        0.87%
 MetLife Asset Allocation 40 Portfolio         0.07%       0.25%          0.01%     0.57%     0.90%         -         0.90%
 MetLife Asset Allocation 60 Portfolio         0.06%       0.25%          0.00%     0.62%     0.93%         -         0.93%
 MetLife Asset Allocation 80 Portfolio         0.06%       0.25%          0.01%     0.66%     0.98%         -         0.98%

The information shown in the table above was provided by the Investment Portfolios and we have not independently verified that information. Net Total Annual Portfolio Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Investment Portfolio's 2014 prospectus. "0.00%" in the Contractual Expense Subsidy or Deferral column indicates that there is such an arrangement in effect for a Investment Portfolio, but that the expenses of the Investment Portfolio are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Investment Portfolio's board of directors or trustees, are not shown.

Certain Investment Portfolios that have "Acquired Fund Fees and Expenses" are "funds of funds." A fund of funds invests substantially all of its assets in other underlying funds. Because the Investment Portfolio invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.

INVESTMENT OPTIONS

AMERICAN FUNDS INSURANCE SERIES(R) (CLASS 2)

American Funds Insurance Series(R) is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolios are available under the contract:

     American Funds Global Growth Fund
     American Funds Global Small Capitalization Fund
     American Funds Growth Fund

MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)

Met Investors Series Trust is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or, as noted, Class A portfolios are available under the contract:

     AllianceBernstein Global Dynamic Allocation Portfolio
     Allianz Global Investors Dynamic Multi-Asset Plus Portfolio
     AQR Global Risk Balanced Portfolio
     BlackRock Global Tactical Strategies Portfolio
     BlackRock High Yield Portfolio Clarion
     Global Real Estate Portfolio ClearBridge
     Aggressive Growth Portfolio Invesco
     Balanced-Risk Allocation Portfolio Invesco
     Comstock Portfolio
     Invesco Mid Cap Value Portfolio
          (formerly Lord Abbett Mid Cap Value Portfolio)
     JPMorgan Global Active Allocation Portfolio
     JPMorgan Small Cap Value Portfolio
     Lord Abbett Bond Debenture Portfolio
     Met/Franklin Low Duration Total Return Portfolio
     MetLife Balanced Plus Portfolio
     MetLife Multi-Index Targeted Risk Portfolio
     MFS(R) Emerging Markets Equity Portfolio
     MFS(R) Research International Portfolio
     Morgan Stanley Mid Cap Growth Portfolio
     Oppenheimer Global Equity Portfolio
     PanAgora Global Diversified Risk Portfolio
     PIMCO Inflation Protected Bond Portfolio
     PIMCO Total Return Portfolio
     Pioneer Fund Portfolio (Class A)
     Pioneer Strategic Income Portfolio (Class A)
     Pyramis(R) Government Income Portfolio

     Pyramis(R) Managed Risk Portfolio
     Schroders Global Multi-Asset Portfolio
     T. Rowe Price Large Cap Value Portfolio
     WMC Large Cap Research Portfolio
       (formerly BlackRock Large Cap Core Portfolio)

METROPOLITAN SERIES FUND

Metropolitan Series Fund is a mutual fund with multiple portfolios. MetLife Advisers, an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following portfolios are available under the contract:

     Barclays Aggregate Bond Index Portfolio (Class G)
     BlackRock Bond Income Portfolio (Class B)
     BlackRock Capital Appreciation Portfolio (Class A)
     BlackRock Money Market Portfolio (Class B)
     Jennison Growth Portfolio (Class B)
     Loomis Sayles Small Cap Growth Portfolio (Class B)
     Met/Dimensional International Small Company Portfolio (Class B) MFS(R) Total Return Portfolio (Class B)
     MFS(R) Value Portfolio (Class B)
     Neuberger Berman Genesis Portfolio (Class B)
     WMC Core Equity Opportunities Portfolio (Class E)
       (formerly Davis Venture Value Portfolio)

MET INVESTORS SERIES TRUST - ASSET ALLOCATION PORTFOLIOS

In addition to the portfolios listed above under Met Investors Series Trust, the following portfolios are available under the contract:

     MetLife Asset Allocation 100 Portfolio (Class B)
       (formerly MetLife Aggressive Strategy Portfolio)
     SSgA Growth and Income ETF Portfolio (Class B)
     SSgA Growth ETF Portfolio (Class B)

METROPOLITAN SERIES FUND - ASSET ALLOCATION PORTFOLIOS (CLASS B)

In addition to the portfolios listed above under Metropolitan Series Fund, the following Class B portfolios are available under the contract:

     MetLife Asset Allocation 20 Portfolio
     MetLife Asset Allocation 40 Portfolio
     MetLife Asset Allocation 60 Portfolio
     MetLife Asset Allocation 80 Portfolio

INVESTMENT PORTFOLIOS THAT ARE FUNDS-OF-FUNDS

The following Investment Portfolios available within Met Investors Series Trust and Metropolitan Series Fund are "funds of funds":

     BlackRock Global Tactical Strategies Portfolio
     MetLife Asset Allocation 20 Portfolio
     MetLife Asset Allocation 40 Portfolio
     MetLife Asset Allocation 60 Portfolio
     MetLife Asset Allocation 80 Portfolio
     MetLife Asset Allocation 100 Portfolio
     MetLife Balanced Plus Portfolio
     MetLife Multi-Index Targeted Risk Portfolio
     Pyramis(R) Managed Risk Portfolio
     SSgA Growth and Income ETF Portfolio
     SSgA Growth ETF Portfolio

"Fund of funds" Investment Portfolios invest substantially all of their assets in other portfolios or, with respect to the SSgA Growth and Income ETF Portfolio and the SSgA Growth ETF Portfolio, other exchange-traded funds ("Underlying ETFs"). Therefore, each of these Investment Portfolios will bear its pro rata share of the fees and expenses incurred by the underlying portfolios or Underlying ETFs in which it invests in addition to its own management fees and expenses. This will reduce the investment return of each of the fund of funds Investment Portfolios. The expense levels will vary over time, depending on the mix of underlying portfolios or Underlying ETFs in which the fund of funds Investment Portfolio invests. Contract Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios and Underlying ETFs instead of investing in the fund of funds Investment Portfolios, if such underlying portfolios or Underlying ETFs are available under the contract. However, no Underlying ETFs and only some of the underlying portfolios are available under the contract.

APPENDIX  B

PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each Investment Portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

AMERICAN FUNDS INSURANCE SERIES(R) (CLASS 2)

American Funds Insurance Series(R) is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolios are available under the contract:

AMERICAN FUNDS GLOBAL GROWTH FUND

INVESTMENT OBJECTIVE: The American Funds Global Growth Fund seeks long-term growth of capital.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND

INVESTMENT OBJECTIVE: The American Funds Global Small Capitalization Fund seeks long-term growth of capital.

AMERICAN FUNDS GROWTH FUND

INVESTMENT OBJECTIVE: The American Funds Growth Fund seeks growth of capital.

MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)

Met Investors Series Trust is a mutual fund with multiple portfolios. The following portfolios are managed by MetLife Advisers, LLC, which is an affiliate of MetLife Investors. The following Class B or, as noted, Class A portfolios are available under the contract:

ALLIANCEBERNSTEIN GLOBAL DYNAMIC ALLOCATION PORTFOLIO

SUBADVISER: AllianceBernstein L.P.

INVESTMENT OBJECTIVE: The AllianceBernstein Global Dynamic Allocation Portfolio seeks capital appreciation and current income.

ALLIANZ GLOBAL INVESTORS DYNAMIC MULTI-ASSET PLUS PORTFOLIO

SUBADVISER: Allianz Global Investors U.S. LLC

INVESTMENT OBJECTIVE: The Allianz Global Investors Dynamic Multi-Asset Plus Portfolio seeks total return.

AQR GLOBAL RISK BALANCED PORTFOLIO

SUBADVISER: AQR Capital Management, LLC

INVESTMENT OBJECTIVE: The AQR Global Risk Balanced Portfolio seeks total return.

BLACKROCK GLOBAL TACTICAL STRATEGIES PORTFOLIO

SUBADVISER: BlackRock Financial Management, Inc.

INVESTMENT OBJECTIVE: The BlackRock Global Tactical Strategies Portfolio seeks capital appreciation and current income.

BLACKROCK HIGH YIELD PORTFOLIO

SUBADVISER: BlackRock Financial Management, Inc.

INVESTMENT OBJECTIVE: The BlackRock High Yield Portfolio seeks to maximize total return, consistent with income generation and prudent investment management.

CLARION GLOBAL REAL ESTATE PORTFOLIO

SUBADVISER: CBRE Clarion Securities LLC

INVESTMENT OBJECTIVE: The Clarion Global Real Estate Portfolio seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.

CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO

SUBADVISER: ClearBridge Investments, LLC

INVESTMENT OBJECTIVE: The ClearBridge Aggressive Growth Portfolio seeks capital appreciation.

INVESCO BALANCED-RISK ALLOCATION PORTFOLIO

SUBADVISER: Invesco Advisers, Inc.

INVESTMENT OBJECTIVE: The Invesco Balanced-Risk Allocation Portfolio seeks total return.

INVESCO COMSTOCK PORTFOLIO

SUBADVISER: Invesco Advisers, Inc.

INVESTMENT OBJECTIVE: The Invesco Comstock Portfolio seeks capital growth and income.

INVESCO MID CAP VALUE PORTFOLIO (formerly Lord Abbett Mid Cap Value Portfolio)

SUBADVISER: Invesco Advisers, Inc. (formerly Lord, Abbett & Co. LLC)

INVESTMENT OBJECTIVE: The Invesco Mid Cap Value Portfolio seeks high total return by investing in equity securities of mid-sized companies.

JPMORGAN GLOBAL ACTIVE ALLOCATION PORTFOLIO

SUBADVISER: J.P. Morgan Investment Management Inc.

INVESTMENT OBJECTIVE: The JPMorgan Global Active Allocation Portfolio seeks capital appreciation and current income.

JPMORGAN SMALL CAP VALUE PORTFOLIO

SUBADVISER: J.P. Morgan Investment Management Inc.

INVESTMENT OBJECTIVE: The JPMorgan Small Cap Value Portfolio seeks long-term capital growth.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

MET/FRANKLIN LOW DURATION TOTAL RETURN PORTFOLIO

SUBADVISER: Franklin Advisers, Inc.

INVESTMENT OBJECTIVE: The Met/Franklin Low Duration Total Return Portfolio seeks a high level of current income, while seeking preservation of shareholders' capital.

METLIFE BALANCED PLUS PORTFOLIO

SUBADVISER - OVERLAY PORTION: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The MetLife Balanced Plus Portfolio seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.

METLIFE MULTI-INDEX TARGETED RISK PORTFOLIO

SUBADVISER - OVERLAY PORTION: MetLife Investment Management, LLC

INVESTMENT OBJECTIVE: The MetLife Multi-Index Targeted Risk Portfolio seeks a balance between growth of capital and current income, with a greater emphasis on growth of capital.

MFS(R) EMERGING MARKETS EQUITY PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Emerging Markets Equity Portfolio seeks capital appreciation.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Research International Portfolio seeks capital appreciation.

MORGAN STANLEY MID CAP GROWTH PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management Inc.

INVESTMENT OBJECTIVE: The Morgan Stanley Mid Cap Growth Portfolio seeks capital appreciation.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Global Equity Portfolio seeks capital appreciation.

PANAGORA GLOBAL DIVERSIFIED RISK PORTFOLIO

SUBADVISER: PanAgora Asset Management, Inc.

INVESTMENT OBJECTIVE: The PanAgora Global Diversified Risk Portfolio seeks total return.

PIMCO INFLATION PROTECTED BOND PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Inflation Protected Bond Portfolio seeks maximum real return, consistent with preservation of capital and prudent investment management.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

PIONEER FUND PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Fund Portfolio seeks reasonable income and capital growth.

PIONEER STRATEGIC INCOME PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Strategic Income Portfolio seeks a high level of current income.

PYRAMIS(R) GOVERNMENT INCOME PORTFOLIO

SUBADVISER: Pyramis Global Advisors, LLC

INVESTMENT OBJECTIVE: The Pyramis(R) Government Income Portfolio seeks a high level of current income, consistent with preservation of principal.

PYRAMIS(R) MANAGED RISK PORTFOLIO

SUBADVISER: Pyramis Global Advisors, LLC

INVESTMENT OBJECTIVE: The Pyramis(R) Managed Risk Portfolio seeks total return.

SCHRODERS GLOBAL MULTI-ASSET PORTFOLIO

SUBADVISERS: Schroder Investment Management North America Inc. and Schroder Investment Management North America Limited

INVESTMENT OBJECTIVE: The Schroders Global Multi- Asset Portfolio seeks capital appreciation and current income.

T. ROWE PRICE LARGE CAP VALUE PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: The T. Rowe Price Large Cap Value Portfolio seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.

WMC LARGE CAP RESEARCH PORTFOLIO (formerly BlackRock Large Cap Core Portfolio)

SUBADVISER: Wellington Management Company, LLP (formerly BlackRock Advisors,
LLC)

INVESTMENT OBJECTIVE: The WMC Large Cap Research Portfolio seeks long-term capital appreciation.

METROPOLITAN SERIES FUND

Metropolitan Series Fund is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. The following portfolios are available under the contract:

BARCLAYS AGGREGATE BOND INDEX PORTFOLIO

SUBADVISER: MetLife Investment Management, LLC

INVESTMENT OBJECTIVE: The Barclays Aggregate Bond Index Portfolio seeks to track the performance of the Barclays U.S. Aggregate Bond Index.

BLACKROCK BOND INCOME PORTFOLIO (CLASS B)

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Bond Income Portfolio seeks a competitive total return primarily from investing in fixed-income securities.

BLACKROCK CAPITAL APPRECIATION PORTFOLIO (CLASS A)

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Capital Appreciation Portfolio seeks long-term growth of capital.

BLACKROCK MONEY MARKET PORTFOLIO (CLASS B)

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital.

An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.

JENNISON GROWTH PORTFOLIO

SUBADVISER: Jennison Associates LLC

INVESTMENT OBJECTIVE: The Jennison Growth Portfolio seeks long-term growth of capital.

LOOMIS SAYLES SMALL CAP GROWTH PORTFOLIO (CLASS B)

SUBADVISER: Loomis, Sayles & Company, L.P.

INVESTMENT OBJECTIVE: The Loomis Sayles Small Cap Growth Portfolio seeks long-term capital growth.

MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY PORTFOLIO (CLASS B)

SUBADVISER: Dimensional Fund Advisors LP

INVESTMENT OBJECTIVE: The Met/Dimensional International Small Company Portfolio seeks long-term capital appreciation.

MFS(R) TOTAL RETURN PORTFOLIO (CLASS B)

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Total Return Portfolio seeks a favorable total return through investment in a diversified portfolio.

MFS(R) VALUE PORTFOLIO (CLASS B)

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Value Portfolio seeks capital appreciation.

NEUBERGER BERMAN GENESIS PORTFOLIO (CLASS B)

SUBADVISER: Neuberger Berman Management LLC

INVESTMENT OBJECTIVE: The Neuberger Berman Genesis Portfolio seeks high total return, consisting principally of capital appreciation.

WMC CORE EQUITY OPPORTUNITIES PORTFOLIO (CLASS E) (formerly Davis Venture Value Portfolio)

SUBADVISER: Wellington Management Company, LLP (formerly Davis Selected Advisers, L.P.)

INVESTMENT OBJECTIVE: The WMC Core Equity Opportunities Portfolio seeks to provide a growing stream of income over time and, secondarily, long-term capital appreciation and current income.

MET INVESTORS SERIES TRUST - ASSET ALLOCATION PORTFOLIOS (CLASS B)

In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios managed by MetLife Advisers, LLC are available under the contract:

METLIFE ASSET ALLOCATION 100 PORTFOLIO (formerly MetLife Aggressive Strategy Portfolio)

INVESTMENT OBJECTIVE: The MetLife Asset Allocation 100 Portfolio seeks growth of capital.

SSGA GROWTH AND INCOME ETF PORTFOLIO

SUBADVISER: SSgA Funds Management, Inc.

INVESTMENT OBJECTIVE: The SSgA Growth and Income ETF Portfolio seeks growth of capital and income.

SSGA GROWTH ETF PORTFOLIO

SUBADVISER: SSgA Funds Management, Inc.

INVESTMENT OBJECTIVE: The SSgA Growth ETF Portfolio seeks growth of capital.

METROPOLITAN SERIES FUND - ASSET ALLOCATION PORTFOLIOS (CLASS B)

In addition to the Metropolitan Series Fund Portfolios listed above, the following Class B portfolios managed by MetLife Advisers, LLC are available under the contract:

METLIFE ASSET ALLOCATION 20 PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Asset Allocation 20 Portfolio seeks a high level of current income, with growth of capital as a secondary objective.

METLIFE ASSET ALLOCATION 40 PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Asset Allocation 40 Portfolio seeks high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE ASSET ALLOCATION 60 PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Asset Allocation 60 Portfolio seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.

METLIFE ASSET ALLOCATION 80 PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Asset Allocation 80 Portfolio seeks growth of capital.

                      METROPOLITAN LIFE INSURANCE COMPANY
                   METLIFE INSURANCE COMPANY OF CONNECTICUT
                      METLIFE INVESTORS INSURANCE COMPANY
                    METLIFE INVESTORS USA INSURANCE COMPANY
                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                      NEW ENGLAND LIFE INSURANCE COMPANY
                    GENERAL AMERICAN LIFE INSURANCE COMPANY

   SUPPLEMENT DATED SEPTEMBER 30, 2013 TO THE PROSPECTUS (the "PROSPECTUS")

This supplement describes changes to certain variable annuity contracts and to certain registered fixed annuity contracts issued by the life insurance companies listed above. This supplement revises and, to the extent inconsistent therewith, replaces information contained in the Prospectus.

FEDERAL DEFENSE OF MARRIAGE ACT

On June 26, 2013, in U.S. V. WINDSOR, EXECUTOR OF THE ESTATE OF SPYER, ET AL., the United States Supreme Court ruled that Section 3 of the Federal Defense of Marriage Act was unconstitutional. Accordingly, any Internal Revenue Code ("IRC") reference to "spouse" includes those persons who are married spouses under state law, regardless of sex. All contract provisions will be interpreted and administered in accordance with the requirements of the IRC. You should seek advice based on your own particular circumstances from an independent tax advisor.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                      METLIFE INVESTORS INSURANCE COMPANY
                 METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                        SUPPLEMENT DATED APRIL 29, 2013
                                       TO
             PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement revises information in the prospectuses dated November 9, 2006 (as supplemented) for the Class A and B variable annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (800) 709-2811 to request a free copy. Upon request, financial statements for MetLife Investors Insurance Company and/or General American Life Insurance Company will be sent to you without charge.

1. FEE TABLES AND EXAMPLES

In the "FEE TABLES AND EXAMPLES" section of the prospectus, in the "Separate Account Annual Expenses" table, add the following footnote to the Mortality and Expense Charge:

* We are waiving the following amounts of the Mortality and Expense Charge:
the amount, if any, equal to the underlying fund expenses that are in excess of 0.91% for the subaccount investing in the BlackRock Capital Appreciation Portfolio (Class A); the amount, if any, equal to the underlying fund expenses that are in excess of 0.87% for the subaccount investing in the Oppenheimer Global Equity Portfolio (Class B); and the amount, if any, equal to the underlying fund expenses that are in excess of 0.83% for the subaccount investing in the T. Rowe Price Large Cap Value Portfolio (Class B).

2. THE ANNUITY CONTRACT

In the "THE ANNUITY CONTRACT" section of the prospectus, replace the "Market Timing" subsection with the following:

FREQUENT OR LARGE TRANSFERS

We have policies and procedures that attempt to detect frequent transfers in situations where there is potential for pricing inefficiencies and where, therefore, the transfers may adversely affect contract owners and other persons who have interests in the contracts. We employ various means to monitor transfer activity, such as periodically examining the frequency and size of an owner's transfers into and out of investment portfolios that we believe present the potential for pricing inefficiencies. Our policies and procedures may result in transfer restrictions being applied to deter frequent transfers.

Large transfers may increase brokerage and administrative costs of the investment portfolios and may disrupt portfolio management strategy. We do not monitor for large transfers except where a portfolio manager of a particular investment portfolio has brought large transfer activity to our attention, including "block transfers" where transfer

                                                                  SUPP-MOCAAB413
requests have been submitted on behalf of multiple contract owners by a third party, such as an investment adviser. When we detect such large trades, we may impose restrictions similar to those described above.

Our policies and procedures on frequent or large transfers are discussed in more detail in "Investment Options - Transfers - Restrictions on Frequent Transfers" and "Investment Options - Transfers - Restrictions on Large Transfers." We may revise these policies and procedures in our sole discretion at any time without prior notice.

3. PURCHASE - CLASS B PROSPECTUS ONLY

In the Class B prospectus only, in the "PURCHASE" section, replace first
------------------------------
paragraph under "Purchase Payments" with the following:

A PURCHASE PAYMENT is the money you give us to invest in the contract. The initial purchase payment is due on the date the contract is issued. You may also be permitted to make subsequent purchase payments. Initial and subsequent purchase payments are subject to certain requirements. These requirements are explained below. We may restrict your ability to make subsequent purchase payments. The manner in which subsequent purchase payments may be restricted is discussed below.

In the Class B prospectus only, in the "PURCHASE" section, add the following to
------------------------------
the end of the "Purchase Payments" subsection:

RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. We may restrict your ability to make subsequent purchase payments. We will notify you in advance if we impose restrictions on subsequent purchase payments.

..    We reserve the right to reject any purchase payment and to limit future purchase payments. This means that we may restrict your ability to make subsequent purchase payments for any reason, subject to applicable requirements in your state. We may make certain exceptions to restrictions on subsequent purchase payments in accordance with our established administrative procedures.

..    Certain riders have current restrictions on subsequent purchase payments that are described in more detail below. For more information, see "Restrictions on Subsequent Purchase Payments for the GMIB and the Guaranteed Withdrawal Benefit."

In the Class B prospectus only, in the "PURCHASE" section, add the following
------------------------------
after the end of the "Purchase Payments" section:

RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS FOR THE GMIB AND THE GUARANTEED WITHDRAWAL BENEFIT

CURRENT RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. Except as noted below, until further notice we will not accept subsequent purchase payments from you after the close of the New York Stock Exchange on August 17, 2012 if your contract was issued with the optional GMIB or Guaranteed Withdrawal Benefit riders. You still will be permitted to transfer account value among the investment portfolios available with your contract and rider. If subsequent purchase payments will be permitted in the future, we will notify you in writing, in advance of the date the restriction will end.

We will permit you to make a subsequent purchase payment when either of the following conditions applies to your contract: (a) your account value is below the minimum described in the "Purchase - Termination for Low Account Value" section; or (b) the rider charge is greater than your account value.

In addition, for IRAs (including annuity contracts held under Custodial IRAs), we will permit subsequent purchase payments up to your applicable annual IRS limits, provided the subsequent purchase payment is not in the form of a transfer or rollover from another tax-qualified plan or tax-qualified investment. We will permit subsequent purchase payments for Qualified Contracts (other than IRAs and annuity contracts held under Custodial IRAs), provided the subsequent purchase payment is not in the form of a transfer or rollover from another tax-qualified plan.

4. PURCHASE - CLASS A PROSPECTUS ONLY

In the Class A prospectus only, in the "PURCHASE" section, replace first
------------------------------
paragraph under "Purchase Payments" with the following:

A PURCHASE PAYMENT is the money you give us to invest in the contract. The initial purchase payment is due on the date the contract is issued. A NET PURCHASE PAYMENT is a purchase payment less the sales charge. You may also be permitted to make subsequent purchase payments. Initial and subsequent purchase payments are subject to certain requirements. These requirements are explained below. We may restrict your ability to make subsequent purchase payments. The manner in which subsequent purchase payments may be restricted is discussed below.

In the Class A prospectus only, in the "PURCHASE" section, add the following to
------------------------------
the end of the "Purchase Payments" subsection:

POTENTIAL RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. We may restrict your ability to make subsequent purchase payments. We will notify you in advance if we impose restrictions on subsequent purchase payments.

..    We reserve the right to reject any purchase payment and to limit future purchase payments. This means that we may restrict your ability to make subsequent purchase payments for any reason, subject to applicable requirements in your state. We may make certain exceptions to restrictions on subsequent purchase payments in accordance with our established administrative procedures.

5. INVESTMENT OPTIONS

In the "INVESTMENT OPTIONS" section, under the heading "Certain Payments We Receive with Regard to the Investment Portfolios," replace the first three paragraphs with the following:

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliate MetLife Advisers, LLC) or subadviser of an investment portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the contracts and, in our role as an intermediary, with respect to the investment portfolios. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from investment portfolio assets. Contract owners, through their indirect investment in the investment portfolios, bear the costs of these advisory fees (see the investment portfolios' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser (other than our affiliate MetLife Advisers, LLC) or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.

We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser, MetLife Advisers, LLC, which is formed as a "limited liability company." Our ownership interests in MetLife Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolios. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the adviser. (See "Fee Tables and Examples
- Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the adviser to the subadvisers.)

Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An investment portfolio's 12b-1 Plan, if any, is described in more detail in the investment portfolio's prospectus. (See "Fee Tables and Examples -Investment Portfolio Expenses" and "Distributor.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b- 1 Plan decrease the investment portfolio's investment return.

In the "INVESTMENT OPTIONS" section, replace the sections titled "American Funds Insurance Series (Class 2)" through "Met Investors Series Trust - MetLife Asset Allocation Program (Class B)" with the following:

AMERICAN FUNDS INSURANCE SERIES(R) (CLASS 2)

American Funds Insurance Series(R) is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolios are available under the contract:

     American Funds Global Growth Fund
     American Funds Global Small Capitalization Fund
     American Funds Growth Fund

MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)

Met Investors Series Trust is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or, as noted, Class A portfolios are available under the contract:

     AllianceBernstein Global Dynamic Allocation Portfolio
     AQR Global Risk Balanced Portfolio
     BlackRock Global Tactical Strategies Portfolio
     BlackRock High Yield Portfolio
     BlackRock Large Cap Core Portfolio
     Clarion Global Real Estate Portfolio
     ClearBridge Aggressive Growth Portfolio
         (formerly Legg Mason ClearBridge Aggressive Growth Portfolio) Invesco Balanced-Risk Allocation Portfolio
     Invesco Comstock Portfolio
         (formerly Van Kampen Comstock Portfolio)
     JPMorgan Global Active Allocation Portfolio
     JPMorgan Small Cap Value Portfolio
         (formerly Dreman Small Cap Value Portfolio)
     Lord Abbett Bond Debenture Portfolio
     Lord Abbett Mid Cap Value Portfolio
     Met/Franklin Low Duration Total Return Portfolio
     MetLife Balanced Plus Portfolio
     MetLife Multi-Index Targeted Risk Portfolio
     MFS(R) Emerging Markets Equity Portfolio
     MFS(R) Research International Portfolio
     Morgan Stanley Mid Cap Growth Portfolio
     Oppenheimer Global Equity Portfolio
         (formerly Met/Templeton Growth Portfolio)

     PIMCO Inflation Protected Bond Portfolio
     PIMCO Total Return Portfolio
     Pioneer Fund Portfolio (Class A)
     Pioneer Strategic Income Portfolio (Class A)
     Pyramis(R) Government Income Portfolio
     Pyramis(R) Managed Risk Portfolio
     Schroders Global Multi-Asset Portfolio
     T. Rowe Price Large Cap Value Portfolio

METROPOLITAN SERIES FUND

Metropolitan Series Fund is a mutual fund with multiple portfolios. MetLife Advisers, an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following portfolios are available under the contract:

     Barclays Aggregate Bond Index Portfolio (Class G)
     BlackRock Bond Income Portfolio (Class B)
     BlackRock Capital Appreciation Portfolio (Class A)
         (formerly BlackRock Legacy Large Cap Growth Portfolio)
     BlackRock Money Market Portfolio (Class B)
     Davis Venture Value Portfolio (Class E)
     Jennison Growth Portfolio (Class B)
     Loomis Sayles Small Cap Growth Portfolio (Class B)
     Met/Dimensional International Small Company Portfolio (Class B) MFS(R) Total Return Portfolio (Class B)
     MFS(R) Value Portfolio (Class B)
     Neuberger Berman Genesis Portfolio (Class B)

MET INVESTORS SERIES TRUST - ASSET ALLOCATION PORTFOLIOS (CLASS B, OR AS NOTED, CLASS C)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B, or as noted, Class C portfolios are available under the contract:

     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio
     SSgA Growth and Income ETF Portfolio
     SSgA Growth ETF Portfolio

In the "INVESTMENT OPTIONS" section, replace the entire "Transfers - Market Timing" subsection with the following:

RESTRICTIONS ON FREQUENT TRANSFERS. Frequent requests from contract owners to transfer account value may dilute the value of an investment portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the portfolio and the reflection of that change in the portfolio's share price ("arbitrage trading"). Frequent transfers involving arbitrage trading may adversely affect the long-term performance of the investment portfolios, which may in turn adversely affect contract owners and other persons who may have an interest in the contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios (i.e., the American Funds Global Growth Fund, the American Funds Global Small Capitalization Fund, the BlackRock High Yield Portfolio, the Clarion Global Real Estate Portfolio, the JPMorgan Small Cap Value Portfolio, the Loomis Sayles Small Cap Growth Portfolio, the Lord Abbett Bond Debenture Portfolio, the Met/Dimensional International Small Company Portfolio, the MFS(R) Emerging Markets Equity Portfolio, the MFS(R) Research International Portfolio, the Neuberger Berman Genesis Portfolio, the Oppenheimer Global Equity Portfolio, and the Pioneer Strategic Income Portfolio), and we monitor transfer activity in those portfolios (the "Monitored Portfolios"). In addition, as described below, we treat all American Funds Insurance Series(R) portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current account value; and (3) two or more "round-trips" involving the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria. WE DO NOT BELIEVE THAT OTHER INVESTMENT PORTFOLIOS PRESENT A SIGNIFICANT OPPORTUNITY TO ENGAGE IN ARBITRAGE TRADING AND THEREFORE DO NOT MONITOR TRANSFER ACTIVITY IN THOSE PORTFOLIOS. We may change the Monitored Portfolios at any time without notice in our sole discretion.

As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current frequent transfer policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all transfer requests to or from an American Funds portfolio to be submitted with an original signature. Further, as Monitored Portfolios, all American Funds portfolios also will be subject to our current frequent transfer policies, procedures and restrictions (described below), and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter frequent transfers. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, we require future transfer requests to or from any Monitored Portfolios under that contract to be submitted with an original signature. A first occurrence will result in the imposition of this restriction for a six month period; a second occurrence will result in the permanent imposition of the restriction. Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we monitor the frequency of transfers.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment portfolios that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect owners and other persons with interests in the contracts. We do not accommodate frequent transfers in any investment portfolio and there are no arrangements in place to permit any contract owner to engage in frequent transfers; we apply our policies and procedures without exception, waiver, or special arrangement.

The investment portfolios may have adopted their own policies and procedures with respect to frequent transfers in their respective shares, and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent transfer policies and procedures of the investment portfolios, we have entered into a written agreement, as required by SEC regulation, with each investment portfolio or its principal underwriter that obligates us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual contract owners, and to execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the frequent transfer policies established by the investment portfolio.

In addition, contract owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the investment portfolios generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent transfer policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios. If an investment portfolio believes that an omnibus order reflects one or more transfer requests from contract owners engaged in frequent trading, the investment portfolio may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on frequent transfers (even if an entire omnibus order is rejected due to the frequent transfers of a single contract owner). You should read the investment portfolio prospectuses for more details.

RESTRICTIONS ON LARGE TRANSFERS. Large transfers may increase brokerage and administrative costs of the investment portfolios and may disrupt portfolio management strategy, requiring an investment portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations. We do not monitor for large transfers to or from investment portfolios except where the portfolio manager of a particular investment portfolio has brought large transfer activity to our attention for investigation on a case-by-case basis. For example, some portfolio managers have asked us to monitor for "block transfers" where transfer requests have been submitted on behalf of multiple contract owners by a third party such as an investment adviser. When we detect such large trades, we may impose restrictions similar to those described above where future transfer requests from that third party must be submitted in writing with an original signature. A first occurrence will result in the imposition of this restriction for a six-month period; a second occurrence will result in the permanent imposition of the restriction.

5. ANNUITY PAYMENTS (THE INCOME PHASE)

In the "ANNUITY PAYMENTS (THE INCOME PHASE)" section, replace the first two paragraphs under the heading "Annuity Date" with the following:

Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your annuity date must be the first day of a calendar month and must be at least 30 days after we issue the contract.

When you purchase the contract, the annuity date will be the later of the first day of the calendar month after the annuitant's 90th birthday or 10 years from the date your contract was issued. You can change or extend the annuity date at any time before the annuity date with 30 days prior notice to us (subject to restrictions that may apply in your state, restrictions imposed by your selling firm, and our current established administrative procedures).

6. LIVING BENEFITS

In the "LIVING BENEFITS" section, add the following to the end of the "Guaranteed Withdrawal Benefit" section:

GUARANTEED WITHDRAWAL BENEFIT AND ANNUITIZATION. Since the annuity date at the time you purchase the contract is the later of age 90 of the annuitant or 10 years from contract issue, you must make an election if you would like to extend your annuity date to the latest date permitted (subject to restrictions that may apply in your state, restrictions imposed by your selling firm, and our current established administrative procedures). If you elect to extend your annuity date to the latest date permitted, and that date is reached, your contract must be annuitized (see "Annuity Payments (The Income Phase)"), or you must make a complete withdrawal of your account value.

If you annuitize at the latest date permitted, you must elect one of the following options:

(1)   Annuitize the account value under the contract's annuity provisions.

(2) Elect to receive the Annual Benefit Payment under the GWB rider paid each year until the Benefit Base is depleted. These payments will be equal in amount, except for the last payment that will be in an amount necessary to reduce the Benefit Base to zero.

If you do not select an annuity option or elect to receive payments under the GWB rider, we will annuitize your contract under the Life Annuity with 10 Years of Annuity Payments Guaranteed annuity option. However, if we do, we will adjust your annuity payment or the annuity option, if necessary, so your aggregate annuity payments will not be less than what you would have received under the GWB rider.

In the Class B prospectus only, in the "LIVING BENEFITS" section, add the
------------------------------
following to the end of the "Guaranteed Withdrawal Benefit" section:

CURRENT RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. Subsequent purchase payments under the Guaranteed Withdrawal Benefit rider are restricted as described in "Purchase - Restrictions on Subsequent Purchase Payments for the GMIB and the Guaranteed Withdrawal Benefit."

7. OTHER INFORMATION

In the "OTHER INFORMATION" section, add the following after the last paragraph under the "The Separate Account" heading:

The investment advisers to certain of the investment portfolios offered with the contracts or with other variable annuity contracts issued through the Separate Account may be regulated as Commodity Pool Operators. While it does not concede that the Separate Account is a commodity pool, MetLife Investors has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodities Exchange Act (CEA), and is not subject to registration or regulation as a pool operator under the CEA.

In the "OTHER INFORMATION" section, add the following under the "Ownership" heading, after the "Beneficiary" paragraph:

ABANDONED PROPERTY REQUIREMENTS. Every state has unclaimed property laws which generally declare non-ERISA annuity contracts to be abandoned after a period of inactivity of three to five years from the contract's maturity date or the date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered, but, if after a thorough search, we are still unable to locate the beneficiary of the death benefit, or the beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or the owner last resided, as shown on our books and records, or to our state of domicile. (Escheatment is the formal, legal name for this process.) However, the state is obligated to pay the death benefit (without interest) if your beneficiary steps forward to claim it with the proper documentation. To prevent your contract's proceeds from being paid to the state's abandoned or unclaimed property office, it is important that you update your beneficiary designations, including addresses, if and as they change. Please call (800) 709-2811 to make such changes.

8. INVESTMENT PORTFOLIO EXPENSES TABLE

Replace the Investment Portfolio Expenses Table in the prospectus with the Investment Portfolio Expenses Table attached to this prospectus supplement.

9. APPENDIX B - PARTICIPATING INVESTMENT PORTFOLIOS

Replace Appendix B with the Appendix B attached to this prospectus supplement.

10. CLASS B ONLY - APPENDIX D - DESCRIPTION OF GMIB

In the Class B prospectus only, add the following to the end of Appendix D:
------------------------------

CURRENT RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. Subsequent purchase payments under the GMIB rider are restricted as described in "Purchase - Restrictions on Subsequent Purchase Payments for the GMIB and the Guaranteed Withdrawal Benefit."

        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

5 Park Plaza, Suite 1900                                Telephone: 800-709-2811
Irvine, CA 92614

INVESTMENT PORTFOLIO EXPENSES

(as a percentage of the average daily net assets of an Investment Portfolio)


The following table is a summary. For more complete information on Investment Portfolio fees and expenses, please refer to the prospectus for each Investment Portfolio.





                                                                                                                          NET
                                                                                  ACQUIRED     TOTAL     CONTRACTUAL     TOTAL
                                                                                    FUND       ANNUAL      EXPENSE      ANNUAL
                                          MANAGEMENT   12B-1/SERVICE     OTHER    FEES AND   PORTFOLIO     SUBSIDY     PORTFOLIO
                                             FEES           FEES       EXPENSES   EXPENSES    EXPENSES   OR DEFERRAL   EXPENSES
                                         ------------ --------------- ---------- ---------- ----------- ------------- ----------
AMERICAN FUNDS INSURANCE SERIES (Reg.TM)
 American Funds Global Growth Fund         0.53%        0.25%          0.03%      0.00%      0.81%          -         0.81%
 American Funds Global Small               0.71%        0.25%          0.04%      0.00%      1.00%          -         1.00%
  Capitalization Fund
 American Funds Growth Fund                0.33%        0.25%          0.02%      0.00%      0.60%          -         0.60%
MET INVESTORS SERIES TRUST
 AllianceBernstein Global Dynamic          0.62%        0.25%          0.04%      0.01%      0.92%       0.01%         0.91%
  Allocation Portfolio
 AQR Global Risk Balanced Portfolio        0.61%        0.25%          0.12%      0.06%      1.04%       0.01%         1.03%
 BlackRock Global Tactical Strategies      0.66%        0.25%          0.02%      0.21%      1.14%       0.02%         1.12%
  Portfolio
 BlackRock High Yield Portfolio            0.60%        0.25%          0.05%      0.01%      0.91%          -         0.91%
 BlackRock Large Cap Core Portfolio        0.59%        0.25%          0.05%      0.00%      0.89%       0.01%         0.88%
 Clarion Global Real Estate Portfolio      0.60%        0.25%          0.06%      0.00%      0.91%          -         0.91%
 ClearBridge Aggressive Growth Portfolio   0.61%        0.25%          0.03%      0.00%      0.89%          -         0.89%
 Invesco Balanced-Risk Allocation          0.66%        0.25%          0.12%      0.06%      1.09%          -         1.09%
  Portfolio
 Invesco Comstock Portfolio                0.57%        0.25%          0.03%      0.00%      0.85%       0.02%         0.83%
 JP Morgan Global Active Allocation        0.79%        0.25%          0.28%      0.00%      1.32%       0.07%         1.25%
  Portfolio
 JPMorgan Small Cap Value Portfolio        0.78%        0.25%          0.06%      0.00%      1.09%       0.09%         1.00%
 Lord Abbett Bond Debenture Portfolio      0.51%        0.25%          0.03%      0.00%      0.79%          -         0.79%
 Lord Abbett Mid Cap Value Portfolio       0.65%        0.25%          0.04%      0.06%      1.00%       0.00%         1.00%
 Met/Franklin Low Duration Total Return    0.50%        0.25%          0.07%      0.00%      0.82%       0.02%         0.80%
 Portfolio
 MetLife Balanced Plus Portfolio           0.25%        0.25%          0.01%      0.43%      0.94%       0.01%         0.93%
 MetLife Multi-Index Targeted Risk         0.18%        0.25%          9.02%      0.26%      9.71%       8.85%         0.86%
  Portfolio
 MFS (Reg. TM) Emerging Markets Equity     0.91%        0.25%          0.16%      0.00%      1.32%       0.02%         1.30%
  Portfolio
 MFS (Reg. TM) Research International      0.68%        0.25%          0.07%      0.00%      1.00%       0.05%         0.95%
  Portfolio
 Morgan Stanley Mid Cap Growth Portfolio   0.65%        0.25%          0.07%      0.00%      0.97%       0.01%         0.96%
 Oppenheimer Global Equity Portfolio       0.67%        0.25%          0.09%      0.00%      1.01%       0.02%         0.99%
 PIMCO Inflation Protected Bond            0.47%        0.25%          0.11%      0.00%      0.83%          -         0.83%
  Portfolio
 PIMCO Total Return Portfolio              0.48%        0.25%          0.03%      0.00%      0.76%          -         0.76%
 Pioneer Fund Portfolio                    0.64%        0.00%          0.04%      0.00%      0.68%       0.03%         0.65%
 Pioneer Strategic Income Portfolio        0.57%        0.00%          0.06%      0.00%      0.63%          -         0.63%
 Pyramis (Reg. TM) Government Income       0.42%        0.25%          0.03%      0.00%      0.70%          -         0.70%
  Portfolio
 Pyramis (Reg. TM) Managed Risk            0.45%        0.25%          0.27%      0.48%      1.45%       0.17%         1.28%
  Portfolio
 Schroders Global Multi-Asset Portfolio    0.67%        0.25%          0.32%      0.14%      1.38%       0.14%         1.24%
 T. Rowe Price Large Cap Value Portfolio   0.57%        0.25%          0.02%      0.00%      0.84%          -         0.84%

                                                                                                                          NET
                                                                                  ACQUIRED     TOTAL     CONTRACTUAL     TOTAL
                                                                                    FUND       ANNUAL      EXPENSE      ANNUAL
                                          MANAGEMENT   12B-1/SERVICE     OTHER    FEES AND   PORTFOLIO     SUBSIDY     PORTFOLIO
                                             FEES           FEES       EXPENSES   EXPENSES    EXPENSES   OR DEFERRAL   EXPENSES
                                         ------------ --------------- ---------- ---------- ----------- ------------- ----------
METROPOLITAN SERIES FUND
 Barclays Aggregate Bond Index Portfolio   0.25%        0.30%          0.04%      0.00%      0.59%       0.01%         0.58%
 BlackRock Bond Income Portfolio           0.32%        0.25%          0.04%      0.00%      0.61%       0.00%         0.61%
 BlackRock Capital Appreciation            0.70%        0.00%          0.03%      0.00%      0.73%       0.01%         0.72%
  Portfolio
 BlackRock Money Market Portfolio          0.33%        0.25%          0.02%      0.00%      0.60%       0.01%         0.59%
 Davis Venture Value Portfolio             0.70%        0.15%          0.03%      0.00%      0.88%       0.05%         0.83%
 Jennison Growth Portfolio                 0.61%        0.25%          0.03%      0.00%      0.89%       0.07%         0.82%
 Loomis Sayles Small Cap Growth            0.90%        0.25%          0.06%      0.00%      1.21%       0.09%         1.12%
  Portfolio
 Met/Dimensional International Small       0.81%        0.25%          0.17%      0.00%      1.23%       0.01%         1.22%
 Company Portfolio
 MFS (Reg. TM) Total Return Portfolio      0.55%        0.25%          0.05%      0.00%      0.85%          -         0.85%
 MFS (Reg. TM) Value Portfolio             0.70%        0.25%          0.03%      0.00%      0.98%       0.13%         0.85%
 Neuberger Berman Genesis Portfolio        0.82%        0.25%          0.04%      0.00%      1.11%       0.01%         1.10%
MET INVESTORS SERIES TRUST - ASSET
 ALLOCATION PORTFOLIOS
 MetLife Defensive Strategy Portfolio      0.06%        0.25%          0.01%      0.58%      0.90%          -         0.90%
 MetLife Moderate Strategy Portfolio       0.06%        0.25%          0.00%      0.60%      0.91%          -         0.91%
 MetLife Balanced Strategy Portfolio       0.05%        0.25%          0.01%      0.65%      0.96%          -         0.96%
 MetLife Growth Strategy Portfolio         0.06%        0.25%          0.00%      0.69%      1.00%          -         1.00%
 MetLife Aggressive Strategy Portfolio     0.09%        0.25%          0.01%      0.72%      1.07%          -         1.07%
 SSgA Growth and Income ETF Portfolio      0.31%        0.25%          0.01%      0.24%      0.81%          -         0.81%
 SSgA Growth ETF Portfolio                 0.32%        0.25%          0.03%      0.25%      0.85%          -         0.85%



The information shown in the table above was provided by the Investment Portfolios and we have not independently verified that information. Net Total Annual Portfolio Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Investment Portfolio's 2013 prospectus. "0.00%" in the Contractual Expense Subsidy or Deferral column indicates that there is such an arrangement in effect for a Investment Portfolio, but that the expenses of the Investment Portfolio are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Investment Portfolio's board of directors or trustees, are not shown.


Certain Investment Portfolios that have "Acquired Fund Fees and Expenses" are "funds of funds." A fund of funds invests substantially all of its assets in other underlying funds. Because the Investment Portfolio invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.

APPENDIX B

PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each Investment Portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.


AMERICAN FUNDS INSURANCE SERIES (Reg. TM)

(CLASS 2)


American Funds Insurance Series (Reg. TM) is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolios are available under the contract:


AMERICAN FUNDS GLOBAL GROWTH FUND


INVESTMENT OBJECTIVE: The American Funds Global Growth Fund seeks long-term growth of capital.


AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND


INVESTMENT OBJECTIVE: The American Funds Global Small Capitalization Fund seeks long-term growth of capital.


AMERICAN FUNDS GROWTH FUND


INVESTMENT OBJECTIVE: The American Funds Growth Fund seeks growth of capital.


MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)


Met Investors Series Trust is a mutual fund with multiple portfolios. The following portfolios are managed by MetLife Advisers, LLC, which is an affiliate of MetLife Investors. The following Class B or, as noted, Class A portfolios are available under the contract:


ALLIANCEBERNSTEIN GLOBAL DYNAMIC ALLOCATION PORTFOLIO


SUBADVISER: AllianceBernstein L.P.


INVESTMENT OBJECTIVE: The AllianceBernstein Global Dynamic Allocation Portfolio seeks capital appreciation and current income.


AQR GLOBAL RISK BALANCED PORTFOLIO


SUBADVISER: AQR Capital Management, LLC


INVESTMENT OBJECTIVE: The AQR Global Risk Balanced Portfolio seeks total return.


BLACKROCK GLOBAL TACTICAL STRATEGIES PORTFOLIO


SUBADVISER: BlackRock Financial Management, Inc.


INVESTMENT OBJECTIVE: The BlackRock Global Tactical Strategies Portfolio seeks capital appreciation and current income.


BLACKROCK HIGH YIELD PORTFOLIO


SUBADVISER: BlackRock Financial Management, Inc.


INVESTMENT OBJECTIVE: The BlackRock High Yield Portfolio seeks to maximize total return, consistent with income generation and prudent investment management.


BLACKROCK LARGE CAP CORE PORTFOLIO


SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Large Cap Core Portfolio seeks long-term capital growth.


CLARION GLOBAL REAL ESTATE PORTFOLIO


SUBADVISER: CBRE Clarion Securities LLC


INVESTMENT OBJECTIVE: The Clarion Global Real Estate Portfolio seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.


CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO (formerly Legg Mason ClearBridge Aggressive Growth Portfolio)


SUBADVISER: ClearBridge Investments, LLC (formerly ClearBridge Advisors, LLC)


INVESTMENT OBJECTIVE: The ClearBridge Aggressive Growth Portfolio seeks capital appreciation.


INVESCO BALANCED-RISK ALLOCATION PORTFOLIO


SUBADVISER: Invesco Advisers, Inc.


INVESTMENT OBJECTIVE: The Invesco Balanced-Risk Allocation Portfolio seeks total return.

INVESCO COMSTOCK PORTFOLIO (formerly Van Kampen Comstock Portfolio)


SUBADVISER: Invesco Advisers, Inc.


INVESTMENT OBJECTIVE: The Invesco Comstock Portfolio seeks capital growth and income.


JPMORGAN GLOBAL ACTIVE ALLOCATION PORTFOLIO


SUBADVISER: J.P. Morgan Investment Management Inc.


INVESTMENT OBJECTIVE: The JPMorgan Global Active Allocation Portfolio seeks capital appreciation and current income.


JPMORGAN SMALL CAP VALUE PORTFOLIO (formerly Dreman Small Cap Value Portfolio)


SUBADVISER: J.P. Morgan Investment Management Inc. (formerly Dreman Value Management, LLC)


INVESTMENT OBJECTIVE: The JPMorgan Small Cap Value Portfolio seeks long-term capital growth.


LORD ABBETT BOND DEBENTURE PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.


LORD ABBETT MID CAP VALUE PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Mid Cap Value Portfolio seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.


MET/FRANKLIN LOW DURATION TOTAL RETURN PORTFOLIO


SUBADVISER: Franklin Advisers, Inc.


INVESTMENT OBJECTIVE: The Met/Franklin Low Duration Total Return Portfolio seeks a high level of current income, while seeking preservation of shareholders' capital.


METLIFE BALANCED PLUS PORTFOLIO


SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The MetLife Balanced Plus Portfolio seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.


METLIFE MULTI-INDEX TARGETED RISK PORTFOLIO


SUBADVISER: MetLife Investment Management, LLC


INVESTMENT OBJECTIVE: The MetLife Multi-Index Targeted Risk Portfolio seeks a balance between growth of capital and current income, with a greater emphasis on growth of capital.


MFS (Reg. TM) EMERGING MARKETS EQUITY PORTFOLIO


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Emerging Markets Equity Portfolio seeks capital appreciation.


MFS (Reg. TM) RESEARCH INTERNATIONAL PORTFOLIO


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Research International Portfolio seeks capital appreciation.


MORGAN STANLEY MID CAP GROWTH PORTFOLIO


SUBADVISER: Morgan Stanley Investment Management Inc.


INVESTMENT OBJECTIVE: The Morgan Stanley Mid Cap Growth Portfolio seeks capital appreciation.


OPPENHEIMER GLOBAL EQUITY PORTFOLIO (formerly Met/Templeton Growth Portfolio)


SUBADVISER: OppenheimerFunds, Inc. (formerly Templeton Global Advisors Limited)



INVESTMENT OBJECTIVE: The Oppenheimer Global Equity Portfolio seeks capital appreciation.

PIMCO INFLATION PROTECTED BOND PORTFOLIO


SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The PIMCO Inflation Protected Bond Portfolio seeks maximum real return, consistent with preservation of capital and prudent investment management.


PIMCO TOTAL RETURN PORTFOLIO


SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.


PIONEER FUND PORTFOLIO (CLASS A)


SUBADVISER: Pioneer Investment Management, Inc.


INVESTMENT OBJECTIVE: The Pioneer Fund Portfolio seeks reasonable income and capital growth.


PIONEER STRATEGIC INCOME PORTFOLIO (CLASS A)


SUBADVISER: Pioneer Investment Management, Inc.


INVESTMENT OBJECTIVE: The Pioneer Strategic Income Portfolio seeks a high level of current income.


PYRAMIS (Reg. TM) GOVERNMENT INCOME PORTFOLIO


SUBADVISER: Pyramis Global Advisors, LLC


INVESTMENT OBJECTIVE: The Pyramis (Reg. TM) Government Income Portfolio seeks a high level of current income, consistent with preservation of principal.


PYRAMIS (Reg. TM) MANAGED RISK PORTFOLIO


SUBADVISER: Pyramis Global Advisors, LLC


INVESTMENT OBJECTIVE: The Pyramis (Reg. TM) Managed Risk Portfolio seeks total return.


SCHRODERS GLOBAL MULTI-ASSET PORTFOLIO


SUBADVISER: Schroder Investment Management North America Inc.


INVESTMENT OBJECTIVE: The Schroders Global Multi-Asset Portfolio seeks capital appreciation and current income.


T. ROWE PRICE LARGE CAP VALUE PORTFOLIO


SUBADVISER: T. Rowe Price Associates, Inc.


INVESTMENT OBJECTIVE: The T. Rowe Price Large Cap Value Portfolio seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.


METROPOLITAN SERIES FUND


Metropolitan Series Fund is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. The following portfolios are available under the contract:


BARCLAYS AGGREGATE BOND INDEX PORTFOLIO


SUBADVISER: MetLife Investment Management, LLC


INVESTMENT OBJECTIVE: The Barclays Aggregate Bond Index Portfolio seeks to track the performance of the Barclays U.S. Aggregate Bond Index.

BLACKROCK BOND INCOME PORTFOLIO (CLASS B)


SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Bond Income Portfolio seeks a competitive total return primarily from investing in fixed-income securities.


BLACKROCK CAPITAL APPRECIATION PORTFOLIO (CLASS A) (formerly BlackRock Legacy Large Cap Growth Portfolio)


SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Capital Appreciation Portfolio seeks long-term growth of capital.


BLACKROCK MONEY MARKET PORTFOLIO (CLASS B)


SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital.


An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.


During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.


DAVIS VENTURE VALUE PORTFOLIO (CLASS E)


SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers - NY, Inc., a wholly-owned subsidiary.


INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.


JENNISON GROWTH PORTFOLIO


SUBADVISER: Jennison Associates LLC


INVESTMENT OBJECTIVE: The Jennison Growth Portfolio seeks long-term growth of capital.


LOOMIS SAYLES SMALL CAP GROWTH PORTFOLIO (CLASS B)


SUBADVISER: Loomis, Sayles & Company, L.P.


INVESTMENT OBJECTIVE: The Loomis Sayles Small Cap Growth Portfolio seeks long-term capital growth.


MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY PORTFOLIO (CLASS B)


SUBADVISER: Dimensional Fund Advisors LP


INVESTMENT OBJECTIVE: The Met/Dimensional International Small Company Portfolio seeks long-term capital appreciation.


MFS (Reg. TM) TOTAL RETURN PORTFOLIO (CLASS B)


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Total Return Portfolio seeks a favorable total return through investment in a diversified portfolio.


MFS (Reg. TM) VALUE PORTFOLIO (CLASS B)


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Value Portfolio seeks capital appreciation.


NEUBERGER BERMAN GENESIS PORTFOLIO (CLASS B)


SUBADVISER: Neuberger Berman Management LLC


INVESTMENT OBJECTIVE: The Neuberger Berman Genesis Portfolio seeks high total return, consisting principally of capital appreciation.


MET INVESTORS SERIES TRUST - ASSET ALLOCATION PORTFOLIOS (CLASS B)


In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios managed by MetLife Advisers, LLC are available under the contract:


METLIFE DEFENSIVE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks to provide a high level of current income with growth of capital, a secondary objective.

METLIFE MODERATE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks to provide a high total return in the form of income and growth of capital, with a greater emphasis on income.


METLIFE BALANCED STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.


METLIFE GROWTH STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks to provide growth of capital.


METLIFE AGGRESSIVE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks growth of capital.


SSGA GROWTH AND INCOME ETF PORTFOLIO


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth and Income ETF Portfolio seeks growth of capital and income.


SSGA GROWTH ETF PORTFOLIO


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth ETF Portfolio seeks growth of capital.

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                        SUPPLEMENT DATED APRIL 30, 2012
                                      TO
             PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement revises information in the prospectuses dated November 9, 2006 (as supplemented) for the Class A and B variable annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (800) 709-2811 to request a free copy. Upon request, financial statements for MetLife Investors Insurance Company and/or General American Life Insurance Company will be sent to you without charge.

1. PURCHASE

In "PURCHASE" section of the prospectus, add the following to the end of the "Termination for Low Account Value" paragraph:

     We will not terminate any contract that includes a Guaranteed Withdrawal Benefit, Lifetime Income Solution, or Guaranteed Minimum Income Benefit rider or a guaranteed death benefit if at the time the termination would otherwise occur the Benefit Base/income base of the living benefit rider, or the guaranteed amount under any death benefit, is greater than the account value. For all other contracts, we reserve the right to exercise this termination provision, subject to obtaining any required regulatory approvals.

2. INVESTMENT OPTIONS

In the "INVESTMENT OPTIONS" section, replace the sections titled "American Funds Insurance Series (Class 2)" through "Met Investors Series Trust - MetLife Asset Allocation Program (Class B)" with the following:

     AMERICAN FUNDS INSURANCE SERIES(R) (CLASS 2)

     American Funds Insurance Series(R) is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolios are available under the contract:

          American Funds Global Growth Fund
          American Funds Global Small Capitalization Fund
          American Funds Growth Fund

     MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)

     Met Investors Series Trust is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment manager of

                                                                 SUPP-MOCAAB412

     Met Investors Series Trust. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or, as noted, Class A portfolios are available under the contract:

          AllianceBernstein Global Dynamic Allocation Portfolio
          AQR Global Risk Balanced Portfolio
          BlackRock Global Tactical Strategies Portfolio
          BlackRock High Yield Portfolio
          BlackRock Large Cap Core Portfolio
          Clarion Global Real Estate Portfolio
          Dreman Small Cap Value Portfolio
          Invesco Balanced-Risk Allocation Portfolio
          JPMorgan Global Active Allocation Portfolio
          Lazard Mid Cap Portfolio
          Legg Mason ClearBridge Aggressive Growth Portfolio
          Lord Abbett Bond Debenture Portfolio
          Lord Abbett Mid Cap Value Portfolio
          Met/Franklin Low Duration Total Return Portfolio
          Met/Franklin Mutual Shares Portfolio
          Met/Templeton Growth Portfolio
          MetLife Balanced Plus Portfolio
          MFS(R) Emerging Markets Equity Portfolio
          MFS(R) Research International Portfolio
          Morgan Stanley Mid Cap Growth Portfolio
          PIMCO Inflation Protected Bond Portfolio
          PIMCO Total Return Portfolio
          Pioneer Fund Portfolio (Class A)
          Pioneer Strategic Income Portfolio (Class A)
          Pyramis(R) Government Income Portfolio
          Schroders Global Multi-Asset Portfolio
          T. Rowe Price Large Cap Value Portfolio
          Van Kampen Comstock Portfolio

     METROPOLITAN SERIES FUND

     Metropolitan Series Fund is a mutual fund with multiple portfolios. MetLife Advisers, an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following portfolios are available under the contract:

          BlackRock Bond Income Portfolio (Class B)
          BlackRock Legacy Large Cap Growth Portfolio (Class A)
          BlackRock Money Market Portfolio (Class B)
          Davis Venture Value Portfolio (Class E)
          Jennison Growth Portfolio (Class B)

          Loomis Sayles Small Cap Growth Portfolio (Class B)
          Met/Dimensional International Small Company Portfolio (Class B) MFS(R) Total Return Portfolio (Class B)
          MFS(R) Value Portfolio (Class B)
          Oppenheimer Global Equity Portfolio (Class B)

       MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

       In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

          MetLife Defensive Strategy Portfolio
          MetLife Moderate Strategy Portfolio
          MetLife Balanced Strategy Portfolio
          MetLife Growth Strategy Portfolio
          MetLife Aggressive Strategy Portfolio

       MET INVESTORS SERIES TRUST - FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIO (CLASS B)

       In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolio is also available under the contract:

          Met/Franklin Templeton Founding Strategy Portfolio

       MET INVESTORS SERIES TRUST - SSGA ETF PORTFOLIOS (CLASS B)

       In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are also available under the contract:

          SSgA Growth and Income ETF Portfolio
          SSgA Growth ETF Portfolio

In the "Transfers - General" section, add the following to the end of the fourth bullet item:

       You should be aware that, if transfer restrictions are imposed, it may take a while (even if you make no additional purchase payments or transfers into the fixed account) to make a complete transfer of your account value from the fixed account. When deciding whether to invest in the fixed account it is important to consider whether the transfer restrictions fit your risk tolerance and time horizon.

In the "Transfers - Market Timing" section, replace the last three paragraphs with the following:

       The investment portfolios may have adopted their own policies and procedures with respect to market timing transactions in their respective shares, and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the investment portfolios, we have entered into a written agreement, as required by SEC regulation, with each investment portfolio or its principal underwriter that obligates us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual contract owners, and to execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the market timing policies established by the investment portfolio.

       In addition, contract owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the investment portfolios generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their market timing policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios. If an investment portfolio believes that an omnibus order reflects one or more transfer requests from contract owners engaged in disruptive trading activity, the investment portfolio may reject the entire omnibus order.

       In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing and disruptive trading activities (even if an entire omnibus order is rejected due to the market timing or disruptive trading activity of a single contract owner). You should read the investment portfolio prospectuses for more details.

In the "Dollar Cost Averaging Programs" section, replace the second paragraph with the following:

       If you make an additional purchase payment while a Dollar Cost Averaging
       (DCA) or Enhanced Dollar Cost Averaging (EDCA) program is in effect, we will not allocate the additional payment to the DCA or EDCA program unless you tell us to do so. Instead, unless you previously provided different allocation instructions for future purchase payments or provide new allocation instructions with the payment, we will allocate the additional purchase payment directly to the same destination investment portfolios you selected under the DCA or EDCA program. Any purchase payments received after the DCA or EDCA program has ended will be allocated as described in "Purchase -- Allocation of Purchase Payments."

       We reserve the right to modify, terminate or suspend any of the dollar cost averaging programs. There is no additional charge for participating in any of the dollar cost averaging programs. If you participate in any of the dollar cost averaging programs, the transfers made under the program are not taken into account in determining any transfer fee. We may, from time to time, offer other dollar cost averaging programs which have terms different from those described in this prospectus. We will terminate your participation in a dollar cost averaging program when we receive notification of your death.

In the "Dollar Cost Averaging Programs - 1. Standard Dollar Cost Averaging
(DCA)" section, replace the second paragraph with the following:

       If you allocate an additional purchase payment to your existing DCA program, the DCA transfer amount will not be increased; however, the number of months over which transfers are made is increased, unless otherwise elected in writing. You can terminate the program at any time, at which point transfers under the program will stop.

In the "Dollar Cost Averaging Programs - 2. Enhanced Dollar Cost Averaging Program (EDCA)" section, delete the first two sentences of the second paragraph and replace the last paragraph with the following:

       If you decide you no longer want to participate in the EDCA program, or if we receive notification of your death, and your contract was issued prior to May 1, 2005, your participation in the EDCA program will be terminated and all money remaining in your EDCA account will be transferred to the BlackRock Money Market Portfolio, unless you specify otherwise. If you decide you no longer want to participate in the EDCA program, or if we receive notification of your death, and your contract was issued on or after May 1, 2005, your participation in the EDCA program will be terminated and all money remaining in your EDCA account will be transferred to the investment portfolio(s) in accordance with the percentages you have chosen for the EDCA program, unless you specify otherwise.

3. EXPENSES (CLASS B PROSPECTUS)

In the "EXPENSES" section of the Class B prospectus, under the "Withdrawal Charge" heading, replace the last sentence of the first paragraph with the following:

       To determine what portion (if any) of a withdrawal is subject to a withdrawal charge, amounts are withdrawn from your contract in the following order:

In the "EXPENSES" section of the Class B prospectus, under the "Withdrawal Charge" heading, change item 2 to the following:

       2. The free withdrawal amount described below (deducted from purchase payments not previously withdrawn, in the order such purchase payments were made, with the oldest purchase payment first, as described below); then

4. ANNUITY PAYMENTS (THE INCOME PHASE)

In the "ANNUITY PAYMENTS (THE INCOME PHASE)" section, under the "Description of LIS" heading, replace item (b)(i) under "Income Base" with the following:

    (i)is purchase payments accumulated at the annual increase rate from the date the purchase payment is made. The annual increase rate is 5% per year through the contract anniversary prior to the owner's 86th birthday and 0% thereafter; and

Under the "Description of LIS" heading, replace the "Terminating the LIS Rider" section with the following:

       TERMINATING THE LIS RIDER. Except as otherwise provided in the LIS rider, the LIS will terminate upon the earliest of:

           a) The 30th day following the contract anniversary prior to your 86th birthday;

           b) The date you make a complete withdrawal of your account value (if there is an income base remaining you will receive payments based on the remaining income base) (a pro rata portion of the rider charge will be assessed);

           c) The date you elect to receive annuity payments under the contract and you do not elect to receive payments under the GMIB (a pro rata portion of the rider charge will be assessed);

           d) Death of the owner or joint owner (unless the spouse (age 84 or younger) is the beneficiary and elects to continue the contract), or death of the annuitant if a non-natural person owns the contract; or

           e) A change for any reason of the owner or joint owner or the annuitant, if a non-natural person owns the contract, subject to our administrative procedures (a pro rata portion of the rider charge will be assessed).

       When the LIS rider terminates, the corresponding LIS rider charge terminates.

5. ACCESS TO YOUR MONEY

In the "ACCESS TO YOUR MONEY" section, add the following to the end of the second paragraph (which discusses substantially equal periodic payments):

       If you own an annuity contract with a Lifetime Income Solution (LIS) or Guaranteed Minimum Income Benefit (GMIB) rider and elect to receive distributions in accordance with substantially equal periodic payments exception, the commencement of income payments under the LIS or GMIB rider if your contract lapses and there remains any income base may be considered an impermissible modification of the payment stream under certain circumstances.

6. LIVING BENEFITS

In the "LIVING BENEFITS" section, under the "Guaranteed Withdrawal Benefit" heading, replace item (5) under "Termination" with the following:

       (5) process a change of the owner or joint owner (or the annuitant, if the owner is a non-natural person) (currently we follow our administrative procedures regarding termination for a change of owner or joint owner or annuitant, if a non-natural person owns the contract);

7. OTHER INFORMATION

In the "OTHER INFORMATION" section, replace the last paragraph under the "Distributor" heading with the following:

       We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of purchase payments allocated to the following portfolios for the services it provides in marketing the portfolios' shares in connection with the contract: the American Funds Global Growth Fund, the American Funds Global Small Capitalization Fund, and the American Funds Growth Fund.

In the "OTHER INFORMATION" section, under the "Requests and Elections" heading, replace the sentence "All other requests must be in written form, satisfactory to us" with the following:

       Some of the requests for service that may be made by telephone or Internet include transfers of account value (see "Investment Options - Transfers - Transfers By Telephone or Other Means") and changes to the allocation of future purchase payments (see "Purchase - Allocation of Purchase Payments"). We may from time to time permit requests for other types of transactions to be made by telephone or Internet. All transaction requests must be in a form satisfactory to us. Contact us for further information. Some selling firms may restrict the ability of their registered representatives to convey transaction requests by telephone or Internet on your behalf.

8. APPENDIX A

At the end of APPENDIX A, replace item (d) in the first paragraph of the "Discontinued Investment Portfolios" section with the following:

       (d) Metropolitan Series Fund: Baillie Gifford International Stock Portfolio (formerly Artio International Stock Portfolio and previously Julius Baer International Stock Portfolio, FI International Stock Portfolio and Putnam International Stock Portfolio) (closed effective December 19, 2003), and T. Rowe Price Small Cap Growth Portfolio and T. Rowe Price Large Cap Growth Portfolio (closed effective May 1, 2004);

Add the following to the end of the "Discontinued Investment Portfolios" section:

       Effective as of April 30, 2012, Met Investors Series Trust: Oppenheimer Capital Appreciation Portfolio (Class B) merged into Metropolitan Series
       Fund: Jennison Growth Portfolio (Class B).

9. INVESTMENT PORTFOLIO EXPENSES TABLE

Replace the Investment Portfolio Expenses Table in the prospectus with the Investment Portfolio Expenses Table attached to this prospectus supplement.

10. APPENDIX B

Replace Appendix B with the Appendix B attached to this prospectus supplement.


       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

 5 Park Plaza, Suite 1900                           Telephone: (800) 709-2811
 Irvine, CA 92614

INVESTMENT PORTFOLIO EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

The following table is a summary. For more complete information on investment portfolio fees and expenses, please refer to the prospectus for each investment portfolio.

                                                                                                                        NET
                                                                                      ACQUIRED   TOTAL   CONTRACTUAL   TOTAL
                                                                                        FUND    ANNUAL     EXPENSE    ANNUAL
                                                    MANAGEMENT 12B-1/SERVICE  OTHER   FEES AND PORTFOLIO   SUBSIDY   PORTFOLIO
                                                       FEES        FEES      EXPENSES EXPENSES EXPENSES  OR DEFERRAL EXPENSES
------------------------------------------------------------------------------------------------------------------------------
AMERICAN FUNDS INSURANCE SERIES(R)
   American Funds Global Growth Fund                   0.53%       0.25%       0.02%    0.00%    0.80%        --       0.80%
   American Funds Global Small Capitalization
   Fund                                                0.70%       0.25%       0.04%    0.00%    0.99%        --       0.99%
   American Funds Growth Fund                          0.32%       0.25%       0.02%    0.00%    0.59%        --       0.59%
MET INVESTORS SERIES TRUST
   AllianceBernstein Global Dynamic Allocation         0.64%       0.25%       0.12%    0.02%    1.03%      0.00%      1.03%
   Portfolio
   AQR Global Risk Balanced Portfolio                  0.63%       0.25%       0.30%    0.08%    1.26%      0.00%      1.26%
   BlackRock Global Tactical Strategies Portfolio      0.68%       0.25%       0.03%    0.16%    1.12%      0.00%      1.12%
   BlackRock High Yield Portfolio                      0.60%       0.25%       0.05%    0.00%    0.90%        --       0.90%
   BlackRock Large Cap Core Portfolio                  0.59%       0.25%       0.05%    0.01%    0.90%      0.01%      0.89%
   Clarion Global Real Estate Portfolio                0.61%       0.25%       0.06%    0.00%    0.92%        --       0.92%
   Dreman Small Cap Value Portfolio                    0.78%       0.25%       0.07%    0.07%    1.17%      0.00%      1.17%
   Invesco Balanced-Risk Allocation Portfolio          0.66%       0.25%       0.15%    0.10%    1.16%      0.00%      1.16%
   JPMorgan Global Active Allocation Portfolio         0.78%       0.25%       0.11%    0.00%    1.14%      0.00%      1.14%
   Lazard Mid Cap Portfolio                            0.69%       0.25%       0.06%    0.00%    1.00%        --       1.00%
   Legg Mason ClearBridge Aggressive Growth
   Portfolio                                           0.62%       0.25%       0.03%    0.00%    0.90%        --       0.90%
   Lord Abbett Bond Debenture Portfolio                0.50%       0.25%       0.04%    0.00%    0.79%        --       0.79%
   Lord Abbett Mid Cap Value Portfolio                 0.67%       0.25%       0.06%    0.00%    0.98%      0.02%      0.96%
   Met/Franklin Low Duration Total Return
   Portfolio                                           0.50%       0.25%       0.09%    0.00%    0.84%      0.03%      0.81%
   Met/Franklin Mutual Shares Portfolio                0.80%       0.25%       0.07%    0.00%    1.12%      0.00%      1.12%
   Met/Templeton Growth Portfolio                      0.68%       0.25%       0.14%    0.00%    1.07%      0.02%      1.05%
   MetLife Balanced Plus Portfolio                     0.27%       0.25%       0.02%    0.46%    1.00%      0.00%      1.00%
   MFS(R) Emerging Markets Equity Portfolio            0.92%       0.25%       0.17%    0.00%    1.34%        --       1.34%
   MFS(R) Research International Portfolio             0.68%       0.25%       0.09%    0.00%    1.02%      0.06%      0.96%
   Morgan Stanley Mid Cap Growth Portfolio             0.65%       0.25%       0.07%    0.00%    0.97%      0.01%      0.96%
   PIMCO Inflation Protected Bond Portfolio            0.47%       0.25%       0.04%    0.00%    0.76%        --       0.76%
   PIMCO Total Return Portfolio                        0.48%       0.25%       0.03%    0.00%    0.76%        --       0.76%
   Pioneer Fund Portfolio                              0.64%       0.00%       0.05%    0.00%    0.69%      0.01%      0.68%
   Pioneer Strategic Income Portfolio                  0.58%       0.00%       0.06%    0.00%    0.64%        --       0.64%
   Pyramis(R) Government Income Portfolio              0.46%       0.25%       0.13%    0.00%    0.84%      0.00%      0.84%
   Schroders Global Multi-Asset Portfolio              0.66%       0.25%       0.12%    0.00%    1.03%      0.00%      1.03%
   T. Rowe Price Large Cap Value Portfolio             0.57%       0.25%       0.02%    0.00%    0.84%        --       0.84%
   Van Kampen Comstock Portfolio                       0.58%       0.25%       0.03%    0.00%    0.86%      0.01%      0.85%

                                                                                                                  NET
                                                                                ACQUIRED   TOTAL   CONTRACTUAL   TOTAL
                                                                                  FUND    ANNUAL     EXPENSE    ANNUAL
                                              MANAGEMENT 12B-1/SERVICE  OTHER   FEES AND PORTFOLIO   SUBSIDY   PORTFOLIO
                                                 FEES        FEES      EXPENSES EXPENSES EXPENSES  OR DEFERRAL EXPENSES
------------------------------------------------------------------------------------------------------------------------
METROPOLITAN SERIES FUND
   BlackRock Bond Income Portfolio               0.34%       0.25%       0.03%    0.00%    0.62%      0.01%      0.61%
   BlackRock Legacy Large Cap Growth
   Portfolio                                     0.71%       0.00%       0.02%    0.00%    0.73%      0.01%      0.72%
   BlackRock Money Market Portfolio              0.33%       0.25%       0.02%    0.00%    0.60%      0.01%      0.59%
   Davis Venture Value Portfolio                 0.70%       0.15%       0.03%    0.00%    0.88%      0.05%      0.83%
   Jennison Growth Portfolio                     0.62%       0.25%       0.02%    0.00%    0.89%      0.07%      0.82%
   Loomis Sayles Small Cap Growth Portfolio      0.90%       0.25%       0.06%    0.00%    1.21%      0.08%      1.13%
   Met/Dimensional International Small
   Company Portfolio                             0.81%       0.25%       0.21%    0.00%    1.27%      0.01%      1.26%
   MFS(R) Total Return Portfolio                 0.54%       0.25%       0.05%    0.00%    0.84%        --       0.84%
   MFS(R) Value Portfolio                        0.70%       0.25%       0.03%    0.00%    0.98%      0.13%      0.85%
   Oppenheimer Global Equity Portfolio           0.52%       0.25%       0.10%    0.00%    0.87%        --       0.87%
MET INVESTORS SERIES TRUST -- METLIFE ASSET
  ALLOCATION PROGRAM
   MetLife Defensive Strategy Portfolio          0.06%       0.25%       0.01%    0.58%    0.90%        --       0.90%
   MetLife Moderate Strategy Portfolio           0.06%       0.25%       0.00%    0.62%    0.93%        --       0.93%
   MetLife Balanced Strategy Portfolio           0.05%       0.25%       0.01%    0.67%    0.98%        --       0.98%
   MetLife Growth Strategy Portfolio             0.06%       0.25%       0.00%    0.76%    1.07%        --       1.07%
   MetLife Aggressive Strategy Portfolio         0.09%       0.25%       0.01%    0.75%    1.10%      0.00%      1.10%
MET INVESTORS SERIES TRUST -- FRANKLIN
  TEMPLETON ASSET ALLOCATION PORTFOLIO
   Met/Franklin Templeton Founding Strategy
   Portfolio                                     0.05%       0.25%       0.01%    0.83%    1.14%      0.01%      1.13%
MET INVESTORS SERIES TRUST -- SSGA ETF
  PORTFOLIOS
   SSgA Growth and Income ETF Portfolio          0.31%       0.25%       0.01%    0.21%    0.78%        --       0.78%
   SSgA Growth ETF Portfolio                     0.32%       0.25%       0.03%    0.24%    0.84%        --       0.84%

The Net Total Annual Operating Expenses shown in the table reflect contractual arrangements currently in effect under which the investment advisers of certain investment portfolios have agreed to waive fees and/or pay expenses of the investment portfolios until at least April 30, 2013. In the table, "0.00%" in the Contractual Fee Waiver and/or Expense Reimbursement column indicates that there is a contractual arrangement in effect for that investment portfolio, but the expenses of the investment portfolio are below the level that would trigger the waiver or reimbursement. The Net Total Annual Operating Expenses shown do not reflect voluntary waiver or expense reimbursement arrangements or arrangements that terminate prior to April 30, 2013. The investment portfolios provided the information on their expenses, and we have not independently verified the information.

Certain investment portfolios that have "Acquired Fund Fees and Expenses" are "funds of funds." Each "fund of funds" invests substantially all of its assets in other portfolios. Because the investment portfolio invests in other underlying portfolios, the investment portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. See the underlying fund prospectus for more information.

APPENDIX B

PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

AMERICAN FUNDS INSURANCE SERIES(R) (CLASS 2)

American Funds Insurance Series(R) is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolios are available under the contract:

AMERICAN FUNDS GLOBAL GROWTH FUND

INVESTMENT OBJECTIVE: The American Funds Global Growth Fund seeks long-term growth of capital.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND

INVESTMENT OBJECTIVE: The American Funds Global Small Capitalization Fund seeks long-term growth of capital.

AMERICAN FUNDS GROWTH FUND

INVESTMENT OBJECTIVE: The American Funds Growth Fund seeks growth of capital.

MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)

Met Investors Series Trust is managed by MetLife Advisers, LLC, which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B or, as noted, Class A portfolios are available under the contract:

ALLIANCEBERNSTEIN GLOBAL DYNAMIC ALLOCATION PORTFOLIO

SUBADVISER: AllianceBernstein L.P.

INVESTMENT OBJECTIVE: The AllianceBernstein Global Dynamic Allocation Portfolio seeks capital appreciation and current income.

AQR GLOBAL RISK BALANCED PORTFOLIO

SUBADVISER: AQR Capital Management, LLC

INVESTMENT OBJECTIVE: The AQR Global Risk Balanced Portfolio seeks total return.

BLACKROCK GLOBAL TACTICAL STRATEGIES PORTFOLIO

SUBADVISER: BlackRock Financial Management, Inc.

INVESTMENT OBJECTIVE: The BlackRock Global Tactical Strategies Portfolio seeks capital appreciation and current income.

BLACKROCK HIGH YIELD PORTFOLIO

SUBADVISER: BlackRock Financial Management, Inc.

INVESTMENT OBJECTIVE: The BlackRock High Yield Portfolio seeks to maximize total return, consistent with income generation and prudent investment management.

BLACKROCK LARGE CAP CORE PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Large Cap Core Portfolio seeks long-term capital growth.

CLARION GLOBAL REAL ESTATE PORTFOLIO

SUBADVISER: CBRE Clarion Securities LLC (formerly ING Clarion Real Estate Securities LLC)

INVESTMENT OBJECTIVE: The Clarion Global Real Estate Portfolio seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.

DREMAN SMALL CAP VALUE PORTFOLIO

SUBADVISER: Dreman Value Management, LLC

INVESTMENT OBJECTIVE: The Dreman Small Cap Value Portfolio seeks capital appreciation.

INVESCO BALANCED-RISK ALLOCATION PORTFOLIO

SUBADVISER: Invesco Advisers, Inc.

INVESTMENT OBJECTIVE: The Invesco Balanced-Risk Allocation Portfolio seeks total return.

JPMORGAN GLOBAL ACTIVE ALLOCATION PORTFOLIO

SUBADVISER: J.P. Morgan Investment Management Inc.

INVESTMENT OBJECTIVE: The JPMorgan Global Active Allocation Portfolio seeks capital appreciation and current income.

LAZARD MID CAP PORTFOLIO

SUBADVISER: Lazard Asset Management LLC

INVESTMENT OBJECTIVE: The Lazard Mid Cap Portfolio seeks long-term growth of capital.

LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO

SUBADVISER: ClearBridge Advisors, LLC

INVESTMENT OBJECTIVE: The Legg Mason ClearBridge Aggressive Growth Portfolio seeks capital appreciation.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT MID CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Mid Cap Value Portfolio seeks capital appreciation through investments primarily in equity securities, which are believed to be undervalued in the marketplace.

MET/FRANKLIN LOW DURATION TOTAL RETURN PORTFOLIO

SUBADVISER: Franklin Advisers, Inc.

INVESTMENT OBJECTIVE: The Met/Franklin Low Duration Total Return Portfolio seeks a high level of current income, while seeking preservation of shareholders' capital.

MET/FRANKLIN MUTUAL SHARES PORTFOLIO

SUBADVISER: Franklin Mutual Advisers, LLC

INVESTMENT OBJECTIVE: The Met/Franklin Mutual Shares Portfolio seeks capital appreciation, which may occasionally be short-term. The Portfolio's secondary investment objective is income.

MET/TEMPLETON GROWTH PORTFOLIO

SUBADVISER: Templeton Global Advisors Limited

INVESTMENT OBJECTIVE: The Met/Templeton Growth Portfolio seeks long-term capital growth.

METLIFE BALANCED PLUS PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The MetLife Balanced Plus Portfolio seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.

MFS(R) EMERGING MARKETS EQUITY PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Emerging Markets Equity Portfolio seeks capital appreciation.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Research International Portfolio seeks capital appreciation.

MORGAN STANLEY MID CAP GROWTH PORTFOLIO (CLASS B)

SUBADVISER: Morgan Stanley Investment Management Inc.

INVESTMENT OBJECTIVE: The Morgan Stanley Mid Cap Growth Portfolio seeks capital appreciation.

PIMCO INFLATION PROTECTED BOND PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Inflation Protected Bond Portfolio seeks maximum real return, consistent with preservation of capital and prudent investment management.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

PIONEER FUND PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Fund Portfolio seeks reasonable income and capital growth.

PIONEER STRATEGIC INCOME PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Strategic Income Portfolio seeks a high level of current income.

PYRAMIS(R) GOVERNMENT INCOME PORTFOLIO SUBADVISER: Pyramis Global Advisors, LLC

INVESTMENT OBJECTIVE: The Pyramis(R) Government Income Portfolio seeks a high level of current income, consistent with preservation of principal.

SCHRODERS GLOBAL MULTI-ASSET PORTFOLIO

SUBADVISER: Schroder Investment Management North America Inc.

INVESTMENT OBJECTIVE: The Schroders Global Multi-Asset Portfolio seeks capital appreciation and current income.

T. ROWE PRICE LARGE CAP VALUE PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: The T. Rowe Price Large Cap Value Portfolio seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.

VAN KAMPEN COMSTOCK PORTFOLIO

SUBADVISER: Invesco Advisers, Inc.

INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.

METROPOLITAN SERIES FUND

Metropolitan Series Fund is a mutual fund with multiple portfolios. MetLife Advisers, LLC is the investment adviser to the portfolios. The following portfolios are available under the contract:

BLACKROCK BOND INCOME PORTFOLIO (CLASS B)

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Bond Income Portfolio seeks a competitive total return primarily from investing in fixed-income securities.

BLACKROCK LEGACY LARGE CAP GROWTH PORTFOLIO (CLASS A)

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Legacy Large Cap Growth Portfolio seeks long-term growth of capital.

BLACKROCK MONEY MARKET PORTFOLIO (CLASS B)

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P.

INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.

JENNISON GROWTH PORTFOLIO (CLASS B)

SUBADVISER: Jennison Associates LLC

INVESTMENT OBJECTIVE: The Jennison Growth Portfolio seeks long-term growth of capital.

LOOMIS SAYLES SMALL CAP GROWTH PORTFOLIO (CLASS B)

SUBADVISER: Loomis, Sayles & Company, L.P.

INVESTMENT OBJECTIVE: The Loomis Sayles Small Cap Growth Portfolio seeks long-term capital growth.

MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY PORTFOLIO (CLASS B)

SUBADVISER: Dimensional Fund Advisors LP

INVESTMENT OBJECTIVE: The Met/Dimensional International Small Company Portfolio seeks long-term capital appreciation.

MFS(R) TOTAL RETURN PORTFOLIO (CLASS B)

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Total Return Portfolio seeks a favorable total return through investment in a diversified portfolio.

MFS(R) VALUE PORTFOLIO (CLASS B)

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Value Portfolio seeks capital appreciation.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO (CLASS B)

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Global Equity Portfolio seeks capital appreciation.

MET INVESTORS SERIES TRUST -- METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios managed by MetLife Advisers, LLC are available under the contract:

METLIFE DEFENSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks to provide a high level of current income with growth of capital, a secondary objective.

METLIFE MODERATE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks to provide a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE BALANCED STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.

METLIFE GROWTH STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks to provide growth of capital.

METLIFE AGGRESSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks growth of capital.

MET INVESTORS SERIES TRUST -- FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIO (CLASS B)

In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolio managed by MetLife Advisers, LLC is also available under the contract:

MET/FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The Met/Franklin Templeton Founding Strategy Portfolio primarily seeks capital appreciation and secondarily seeks income.

MET INVESTORS SERIES TRUST -- SSGA ETF PORTFOLIOS (CLASS B)

In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolios managed by MetLife Advisers, LLC are also available under the contract:

SSGA GROWTH AND INCOME ETF PORTFOLIO

SUBADVISER: SSgA Funds Management, Inc.

INVESTMENT OBJECTIVE: The SSgA Growth and Income ETF Portfolio seeks growth of capital and income.

SSGA GROWTH ETF PORTFOLIO

SUBADVISER: SSgA Funds Management, Inc.

INVESTMENT OBJECTIVE: The SSgA Growth ETF Portfolio seeks growth of capital.

                       METLIFE INVESTORS INSURANCE COMPANY
                 METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                          SUPPLEMENT DATED MAY 1, 2011
                                       TO
              PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement revises information in the prospectuses dated November 9, 2006 (as supplemented) for the Class A and B variable annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (800) 709-2811 to request a free copy.

1. HIGHLIGHTS

In "HIGHLIGHTS" section of the prospectus, replace the "Non-Natural Persons As Owners" paragraph with the following:

     NON-NATURAL PERSONS AS OWNERS. If the owner of a non-qualified annuity contract is not a natural person (e.g., a corporation, partnership or certain trusts), gains under the contract are generally not eligible for tax deferral. The owner of this contract can be a natural person, a trust established for the exclusive benefit of a natural person, a charitable remainder trust or other trust arrangement (if approved by us). The owner of this contract can also be a beneficiary of a deceased person's contract that is an Individual Retirement Account or non-qualified deferred annuity. A contract generally may have two owners (both of whom must be individuals). The contract is not available to corporations or other business organizations, except to the extent an employer is the purchaser of a SEP or SIMPLE IRA contract. Subject to state approval, certain retirement plans qualified under the Internal Revenue Code may purchase the contract. If a non-natural person is the owner of a Non-Qualified Contract, the distribution on death rules under the Internal Revenue Code may require payment to begin earlier than expected and may impact the usefulness of the living and/or death benefits.

     NON-NATURAL PERSONS AS BENEFICIARIES. Naming a non-natural person, such as a trust or estate, as a beneficiary under the contract will generally eliminate the beneficiary's ability to stretch the contract or a spousal beneficiary's ability to continue the contract and the living and/or death benefits.

2. FEE TABLES AND EXAMPLES

In "FEE TABLES AND EXAMPLES" section of the prospectus, under "Separate Account Annual Expenses," add the following footnote to the Mortality and Expense
Charge:

* We are waiving the following amounts of the Mortality and Expense Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.91% for the subaccount investing in the BlackRock Legacy Large Cap Growth Portfolio (Class A); and the amount, if any, equal to the underlying fund expenses that are in excess of

                                                                  SUPP-MOCAAB511

     0.83% for the subaccount investing in the T. Rowe Price Large Cap Value Portfolio (Class B).

3. INVESTMENT OPTIONS

In the "INVESTMENT OPTIONS" section, replace the sections titled "American Funds Insurance Series (Class 2)" through "Met Investors Series Trust - MetLife Asset Allocation Program (Class B)" with the following:

     AMERICAN FUNDS INSURANCE SERIES(R) (CLASS 2)

     American Funds Insurance Series(R) is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolios are available under the contract:

          American Funds Global Growth Fund
          American Funds Global Small Capitalization Fund
          American Funds Growth Fund

     MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)

     Met Investors Series Trust is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or, as noted, Class A portfolios are available under the contract:

          BlackRock High Yield Portfolio
          BlackRock Large Cap Core Portfolio
          Clarion Global Real Estate Portfolio
          Dreman Small Cap Value Portfolio
          Lazard Mid Cap Portfolio
          Legg Mason ClearBridge Aggressive Growth Portfolio
          Lord Abbett Bond Debenture Portfolio
          Lord Abbett Mid Cap Value Portfolio
          Met/Franklin Low Duration Total Return Portfolio
          Met/Franklin Mutual Shares Portfolio
          Met/Templeton Growth Portfolio
          MFS(R) Emerging Markets Equity Portfolio
          MFS(R) Research International Portfolio
          Morgan Stanley Mid Cap Growth Portfolio
          Oppenheimer Capital Appreciation Portfolio
          PIMCO Inflation Protected Bond Portfolio
          PIMCO Total Return Portfolio
          Pioneer Fund Portfolio (Class A)
          Pioneer Strategic Income Portfolio (Class A)

          T. Rowe Price Large Cap Value Portfolio
               (formerly Lord Abbett Growth and Income Portfolio)
          Van Kampen Comstock Portfolio

     METROPOLITAN SERIES FUND, INC.

     Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following portfolios are available under the contract:

          BlackRock Bond Income Portfolio (Class B)
          BlackRock Legacy Large Cap Growth Portfolio (Class A)
          BlackRock Money Market Portfolio (Class B)
          Davis Venture Value Portfolio (Class E)
          Loomis Sayles Small Cap Growth Portfolio (Class B)
          Met/Dimensional International Small Company Portfolio (Class B) MFS(R) Total Return Portfolio (Class B)
          MFS(R) Value Portfolio (Class B)
          Oppenheimer Global Equity Portfolio (Class B)

     MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

     In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

          MetLife Defensive Strategy Portfolio
          MetLife Moderate Strategy Portfolio
          MetLife Balanced Strategy Portfolio
          MetLife Growth Strategy Portfolio
          MetLife Aggressive Strategy Portfolio

     MET INVESTORS SERIES TRUST - FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIO (CLASS B)

     In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolio is also available under the contract:

          Met/Franklin Templeton Founding Strategy Portfolio

     MET INVESTORS SERIES TRUST - SSGA ETF PORTFOLIOS (CLASS B)

     In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are also available under the contract:

          SSgA Growth and Income ETF Portfolio
          SSgA Growth ETF Portfolio

In the "Dollar Cost Averaging Programs" section, add the following to the end of the second paragraph:

     We will terminate your participation in a dollar cost averaging program when we receive notification of your death in good order.

In the "Automatic Rebalancing Program" section, add the following to the end of the fourth paragraph:

     We will terminate your participation in the Automatic Rebalancing Program when we receive notification of your death in good order.

4. EXPENSES

In the Class B prospectus, in the "EXPENSES" section, under "Withdrawal Charge," add the following as the last sentence before the "Free Withdrawal Amount" heading:

     A withdrawal charge may be assessed if prior purchase payments are withdrawn pursuant to a divorce or separation instrument, if permissible under tax law.

Replace the last two paragraphs under the "Free Withdrawal Amount" heading with the following:

     We do not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits. In addition, we will not assess the withdrawal charge on required minimum distributions from Qualified Contracts in order to satisfy federal income tax rules or to avoid required federal income tax penalties. This exception only applies to amounts required to be distributed from this contract. We do not assess the withdrawal charge on earnings in your contract.

     NOTE: For tax purposes, earnings from Non-Qualified Contracts are considered to come out first.

5. ANNUITY PAYMENTS (THE INCOME PHASE)

In the "ANNUITY PAYMENTS (THE INCOME PHASE)" section, under the "Annuity Options" heading, add the following as the third-to-last paragraph:

     Tax rules with respect to decedent contracts may prohibit the election of Joint and Last Survivor annuity options (or income types) and may also prohibit payments for as long as the owner's life in certain circumstances.

6. ACCESS TO YOUR MONEY

In the "ACCESS TO YOUR MONEY" section, under the "Systematic Withdrawal Program" heading, add the following as the second paragraph:

     We will terminate your participation in the Systematic Withdrawal Program when we receive notification of your death in good order.

7. DEATH BENEFIT

In the "DEATH BENEFIT" section, under the "Upon Your Death" heading, add the following as the last paragraph:

     If we are presented in good order with notification of your death before any requested transaction is completed (including transactions under a dollar cost averaging program, the Automatic Rebalancing Program, the Systematic Withdrawal Program, or the Automated Required Minimum Distribution Program), we will cancel the request. As described above, the death benefit will be determined when we receive both due proof of death and an election for the payment method.

8. FEDERAL INCOME TAX STATUS

In the "FEDERAL INCOME TAX STATUS" section, under the "Annuity Payments" heading, add the following as the last paragraph:

     Starting in 2011, if your contract allows and you elect to apply less than the entire account value of your contract to a pay-out option provided under the contract ("partial annuitization"), an exclusion ratio will apply to the annuity payments you receive, provided the payout period is for 10 years or more, or for the life of one or more individuals. Your after-tax purchase payments in the contract will be allocated pro rata between the annuitized portion of the contract and the portion that remains deferred. Consult your own independent tax adviser before you partially annuitize your contract.

9. APPENDIX A

At the end of APPENDIX A, replace the first paragraph of the "Discontinued Investment Portfolios" section with the following:

     DISCONTINUED INVESTMENT PORTFOLIOS. The following investment portfolios are no longer available for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) AIM Variable Insurance Funds (Invesco Variable Insurance Funds): Invesco V.I. International Growth Fund (Series I) (closed effective May 1, 2002) (formerly AIM Variable Insurance
     Funds: AIM V.I. International Growth Fund (Series I)); (b) Franklin Templeton Variable Insurance Products Trust: Templeton Foreign Securities Fund (closed effective May 1, 2004); (c) Met Investors Series Trust: T. Rowe Price Mid Cap Growth Portfolio (closed effective May 1, 2003) and, for contracts issued prior to May 1, 2002, T. Rowe Price Large Cap Value Portfolio (Class A) (closed effective May 1, 2004)

     (formerly Lord Abbett Growth and Income Portfolio); (d) Metropolitan Series Fund, Inc.: Artio International Stock Portfolio (formerly Julius Baer International Stock Portfolio and previously FI International Stock Portfolio and Putnam International Stock Portfolio) (closed effective December 19, 2003), T. Rowe Price Small Cap Growth Portfolio and T. Rowe Price Large Cap Growth Portfolio (closed effective May 1, 2004), and Jennison Growth Portfolio (closed effective May 1, 2005); (e) Putnam Variable Trust (Class IB): Putnam VT Equity Income Fund (closed effective April 28, 2008).

Add the following to the end of the "Discontinued Investment Portfolios" section:

     Effective as of May 1, 2011, Franklin Templeton Variable Insurance Products
     Trust: Templeton Growth Securities Fund (Class 2) (closed effective April 28, 2008) was replaced with Met Investors Series Trust: Met/Templeton Growth Portfolio (Class B).

     Effective as of May 1, 2011, Met Investors Series Trust: Legg Mason Value Equity Portfolio (Class B) (closed effective May 1, 2006) merged into Met Investors Series Trust: Legg Mason ClearBridge Aggressive Growth Portfolio (Class B).

10. INVESTMENT PORTFOLIO EXPENSES TABLE

Replace the Investment Portfolio Expenses Table in the prospectus with the Investment Portfolio Expenses Table attached to this prospectus supplement.

11. APPENDIX B

Replace Appendix B with the Appendix B attached to this prospectus supplement.

        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

5 Park Plaza, Suite 1900                Telephone: (800) 709-2811
Irvine, CA 92614

INVESTMENT PORTFOLIO EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

The following table is a summary. For more complete information on investment portfolio fees and expenses, please refer to the prospectus for each investment portfolio.

                                                                                                                 NET
                                                                            ACQUIRED    TOTAL    CONTRACTUAL    TOTAL
                                                                              FUND      ANNUAL     EXPENSE      ANNUAL
                                       MANAGEMENT  12B-1/SERVICE    OTHER   FEES AND  PORTFOLIO    SUBSIDY    PORTFOLIO
                                          FEES          FEES      EXPENSES  EXPENSES   EXPENSES  OR DEFERRAL   EXPENSES
                                       ----------  -------------  --------  --------  ---------  -----------  ---------
AMERICAN FUNDS INSURANCE SERIES(R)
   American Funds Global Growth
      Fund                                0.53%        0.25%        0.03%     0.00%     0.81%       0.00%       0.81%
   American Funds Global Small
      Capitalization Fund                 0.71%        0.25%        0.04%     0.00%     1.00%       0.00%       1.00%
   American Funds Growth Fund             0.32%        0.25%        0.02%     0.00%     0.59%       0.00%       0.59%
MET INVESTORS SERIES TRUST
   BlackRock High Yield Portfolio         0.60%        0.25%        0.05%     0.00%     0.90%       0.00%       0.90%
   BlackRock Large Cap Core
      Portfolio                           0.59%        0.25%        0.05%     0.00%     0.89%       0.00%       0.89%
   Clarion Global Real Estate
      Portfolio                           0.62%        0.25%        0.07%     0.00%     0.94%       0.00%       0.94%
   Dreman Small Cap Value Portfolio       0.79%        0.25%        0.08%     0.00%     1.12%       0.00%       1.12%
   Lazard Mid Cap Portfolio               0.69%        0.25%        0.04%     0.00%     0.98%       0.00%       0.98%
   Legg Mason ClearBridge
      Aggressive Growth Portfolio         0.64%        0.25%        0.04%     0.00%     0.93%       0.00%       0.93%
   Lord Abbett Bond Debenture
      Portfolio                           0.50%        0.25%        0.03%     0.00%     0.78%       0.00%       0.78%
   Lord Abbett Mid Cap Value
      Portfolio                           0.68%        0.25%        0.07%     0.00%     1.00%       0.00%       1.00%
   Met/Franklin Low Duration Total
      Return Portfolio                    0.51%        0.25%        0.14%     0.00%     0.90%       0.03%       0.87%
   Met/Franklin Mutual Shares
      Portfolio                           0.80%        0.25%        0.08%     0.00%     1.13%       0.00%       1.13%
   Met/Templeton Growth Portfolio         0.69%        0.25%        0.13%     0.00%     1.07%       0.02%       1.05%
   MFS(R) Emerging Markets Equity
      Portfolio                           0.94%        0.25%        0.18%     0.00%     1.37%       0.00%       1.37%
   MFS(R) Research International
      Portfolio                           0.69%        0.25%        0.09%     0.00%     1.03%       0.03%       1.00%
   Morgan Stanley Mid Cap Growth
      Portfolio                           0.66%        0.25%        0.14%     0.00%     1.05%       0.02%       1.03%
   Oppenheimer Capital
      Appreciation Portfolio              0.60%        0.25%        0.06%     0.00%     0.91%       0.00%       0.91%
   PIMCO Inflation Protected Bond
      Portfolio                           0.47%        0.25%        0.04%     0.00%     0.76%       0.00%       0.76%
   PIMCO Total Return Portfolio           0.48%        0.25%        0.03%     0.00%     0.76%       0.00%       0.76%
   Pioneer Fund Portfolio                 0.64%        0.00%        0.05%     0.00%     0.69%       0.02%       0.67%
   Pioneer Strategic Income
      Portfolio                           0.59%        0.00%        0.08%     0.00%     0.67%       0.00%       0.67%
   T. Rowe Price Large Cap Value
      Portfolio(1)                        0.57%        0.25%        0.02%     0.00%     0.84%       0.00%       0.84%
   Van Kampen Comstock Portfolio          0.60%        0.25%        0.04%     0.00%     0.89%       0.00%       0.89%
METROPOLITAN SERIES FUND, INC.
   BlackRock Bond Income Portfolio        0.37%        0.25%        0.03%     0.00%     0.65%       0.03%       0.62%
   BlackRock Legacy Large Cap
      Growth Portfolio                    0.73%        0.00%        0.04%     0.00%     0.77%       0.02%       0.75%
   BlackRock Money Market Portfolio       0.32%        0.25%        0.02%     0.00%     0.59%       0.01%       0.58%
   Davis Venture Value Portfolio          0.70%        0.15%        0.03%     0.00%     0.88%       0.05%       0.83%
   Loomis Sayles Small Cap Growth
      Portfolio                           0.90%        0.25%        0.17%     0.00%     1.32%       0.05%       1.27%
   Met/Dimensional International
      Small Company Portfolio             0.81%        0.25%        0.20%     0.00%     1.26%       0.00%       1.26%
   MFS(R) Total Return Portfolio          0.54%        0.25%        0.04%     0.00%     0.83%       0.00%       0.83%
   MFS(R) Value Portfolio                 0.71%        0.25%        0.02%     0.00%     0.98%       0.11%       0.87%
   Oppenheimer Global Equity
      Portfolio                           0.53%        0.25%        0.08%     0.00%     0.86%       0.00%       0.86%

                                                                                                                 NET
                                                                            ACQUIRED    TOTAL    CONTRACTUAL    TOTAL
                                                                              FUND      ANNUAL     EXPENSE      ANNUAL
                                       MANAGEMENT  12B-1/SERVICE    OTHER   FEES AND  PORTFOLIO    SUBSIDY    PORTFOLIO
                                          FEES          FEES      EXPENSES  EXPENSES   EXPENSES  OR DEFERRAL   EXPENSES
                                       ----------  -------------  --------  --------  ---------  -----------  ---------
MET INVESTORS SERIES TRUST -- METLIFE
   ASSET ALLOCATION PROGRAM
   MetLife Defensive Strategy
      Portfolio                           0.07%        0.25%        0.01%     0.58%     0.91%       0.00%       0.91%
   MetLife Moderate Strategy
      Portfolio                           0.06%        0.25%        0.00%     0.62%     0.93%       0.00%       0.93%
   MetLife Balanced Strategy
      Portfolio                           0.05%        0.25%        0.01%     0.66%     0.97%       0.00%       0.97%
   MetLife Growth Strategy
      Portfolio                           0.06%        0.25%        0.00%     0.74%     1.05%       0.00%       1.05%
   MetLife Aggressive Strategy
      Portfolio                           0.09%        0.25%        0.02%     0.74%     1.10%       0.01%       1.09%
MET INVESTORS SERIES TRUST --
   FRANKLIN TEMPLETON ASSET
   ALLOCATION PORTFOLIO
   Met/Franklin Templeton
      Founding Strategy Portfolio         0.05%        0.25%        0.02%     0.81%     1.13%       0.02%       1.11%
MET INVESTORS SERIES TRUST -- SSGA
   ETF PORTFOLIOS
   SSgA Growth and Income ETF
      Portfolio                           0.31%        0.25%        0.02%     0.28%     0.86%       0.00%       0.86%
   SSgA Growth ETF Portfolio              0.33%        0.25%        0.03%     0.27%     0.88%       0.00%       0.88%

(1) The Management Fee has been restated to reflect an amended advisory agreement, as if the fee had been in effect during the previous fiscal year.

The Net Total Annual Portfolio Expenses have been restated to reflect contractual arrangements in effect as of May 1, 2011, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the portfolios. Each of these arrangements is in effect until at least April 30, 2012 (excluding optional extensions). Net Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements. The investment portfolios provided the information on their expenses, and we have not independently verified the information. Unless otherwise indicated, the information provided is for the year ended December 31, 2010.

Certain portfolios that have "Acquired Fund Fees and Expenses" are "funds of funds." Each "fund of funds" invests substantially all of its assets in other portfolios. Because the portfolio invests in other underlying portfolios, the portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. See the investment portfolio prospectus for more information.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

AMERICAN FUNDS INSURANCE SERIES(R)      CLARION GLOBAL REAL ESTATE PORTFOLIO
(CLASS 2)
                                        SUBADVISER: ING Clarion Real Estate
American Funds Insurance Series(R) is   Securities LLC
a trust with multiple portfolios.
Capital Research and Management         INVESTMENT OBJECTIVE: The Clarion Global
Company is the investment adviser to    Real Estate Portfolio seeks total return
each portfolio. The following Class 2   through investment in real estate
portfolios are available under the      securities, emphasizing both capital
contract:                               appreciation and current income.

AMERICAN FUNDS GLOBAL GROWTH FUND       DREMAN SMALL CAP VALUE PORTFOLIO

INVESTMENT OBJECTIVE: The American      SUBADVISER: Dreman Value Management, LLC
Funds Global Growth Fund seeks
long-term growth of capital.            INVESTMENT OBJECTIVE: The Dreman Small
                                        Cap Value Portfolio seeks capital
AMERICAN FUNDS GLOBAL SMALL             appreciation.
CAPITALIZATION FUND
                                        LAZARD MID CAP PORTFOLIO
INVESTMENT OBJECTIVE: The American
Funds Global Small Capitalization       SUBADVISER: Lazard Asset Management LLC
Fund seeks long-term growth of
capital.                                INVESTMENT OBJECTIVE: The Lazard Mid Cap
                                        Portfolio seeks long-term growth of
AMERICAN FUNDS GROWTH FUND              capital.

INVESTMENT OBJECTIVE: The American      LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH
Funds Growth Fund seeks growth of       PORTFOLIO
capital.
                                        SUBADVISER: ClearBridge Advisors, LLC
MET INVESTORS SERIES TRUST (CLASS B
OR, AS NOTED, CLASS A)                  INVESTMENT OBJECTIVE: The Legg Mason
                                        ClearBridge Aggressive Growth Portfolio
Met Investors Series Trust is managed   seeks capital appreciation.
by MetLife Advisers, LLC, which is an
affiliate of MetLife Investors. Met     LORD ABBETT BOND DEBENTURE PORTFOLIO
Investors Series Trust is a mutual
fund with multiple portfolios. The      SUBADVISER: Lord, Abbett & Co. LLC
following Class B or, as noted, Class
A portfolios are available under the    INVESTMENT OBJECTIVE: The Lord Abbett
contract:                               Bond Debenture Portfolio seeks high
                                        current income and the opportunity for
BLACKROCK HIGH YIELD PORTFOLIO          capital appreciation to produce a high
                                        total return.
SUBADVISER: BlackRock Financial
Management, Inc.                        LORD ABBETT MID CAP VALUE PORTFOLIO

INVESTMENT OBJECTIVE: The BlackRock     SUBADVISER: Lord, Abbett & Co. LLC
High Yield Portfolio seeks to
maximize total return, consistent       INVESTMENT OBJECTIVE: The Lord Abbett
with income generation and prudent      Mid Cap Value Portfolio seeks capital
investment management.                  appreciation through investments,
                                        primarily in equity securities, which
BLACKROCK LARGE CAP CORE PORTFOLIO      are believed to be undervalued in the
                                        marketplace.
SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock
Large Cap Core Portfolio seeks
long-term capital growth.

MET/FRANKLIN LOW DURATION TOTAL         PIMCO TOTAL RETURN PORTFOLIO
RETURN PORTFOLIO
                                        SUBADVISER: Pacific Investment
SUBADVISER: Franklin Advisers, Inc.     Management Company LLC

INVESTMENT OBJECTIVE: The               INVESTMENT OBJECTIVE: The PIMCO Total
Met/Franklin Low Duration Total         Return Portfolio seeks maximum total
Return Portfolio seeks a high level     return, consistent with the preservation
of current income, while seeking        of capital and prudent investment
preservation of shareholders'           management.
capital.
                                        PIONEER FUND PORTFOLIO (CLASS A)
MET/FRANKLIN MUTUAL SHARES PORTFOLIO
                                        SUBADVISER: Pioneer Investment
SUBADVISER: Franklin Mutual Advisers,   Management, Inc.
LLC
                                        INVESTMENT OBJECTIVE: The Pioneer Fund
INVESTMENT OBJECTIVE: The               Portfolio seeks reasonable income and
Met/Franklin Mutual Shares Portfolio    capital growth.
seeks capital appreciation, which may
occasionally be short-term. The         PIONEER STRATEGIC INCOME PORTFOLIO
portfolio's secondary investment        (CLASS A)
objective is income.
                                        SUBADVISER: Pioneer Investment
MET/TEMPLETON GROWTH PORTFOLIO          Management, Inc.

SUBADVISER: Templeton Global Advisors   INVESTMENT OBJECTIVE: The Pioneer
Limited                                 Strategic Income Portfolio seeks a high
                                        level of current income.
INVESTMENT OBJECTIVE: The
Met/Templeton Growth Portfolio seeks    T. ROWE PRICE LARGE CAP VALUE PORTFOLIO
long-term capital growth.               (formerly Lord Abbett Growth and Income
                                        Portfolio)
MFS(R) EMERGING MARKETS EQUITY
PORTFOLIO                               SUBADVISER: T. Rowe Price Associates,
                                        Inc. (formerly Lord, Abbett & Co. LLC)
SUBADVISER: Massachusetts Financial
Services Company                        INVESTMENT OBJECTIVE: The T. Rowe Price
                                        Large Cap Value Portfolio seeks
INVESTMENT OBJECTIVE: The MFS(R)        long-term capital appreciation by
Emerging Markets EquitY Portfolio       investing in common stocks believed to
seeks capital appreciation.             be undervalued. Income is a secondary
                                        objective.
MFS(R) RESEARCH INTERNATIONAL
PORTFOLIO                               VAN KAMPEN COMSTOCK PORTFOLIO

SUBADVISER: Massachusetts Financial     SUBADVISER: Invesco Advisers, Inc.
Services Company
                                        INVESTMENT OBJECTIVE: The Van Kampen
INVESTMENT OBJECTIVE: The MFS(R)        Comstock Portfolio seeks capital growth
Research International Portfolio        and income.
seeks capital appreciation.
                                        METROPOLITAN SERIES FUND, INC.
MORGAN STANLEY MID CAP GROWTH
PORTFOLIO (CLASS B)                     Metropolitan Series Fund, Inc. is a
                                        mutual fund with multiple portfolios.
SUBADVISER: Morgan Stanley Investment   MetLife Advisers, LLC is the investment
Management Inc.                         adviser to the portfolios. The following
                                        portfolios are available under the
INVESTMENT OBJECTIVE: The Morgan        contract:
Stanley Mid Cap Growth Portfolio
seeks capital appreciation.             BLACKROCK BOND INCOME PORTFOLIO (CLASS
                                        B)
OPPENHEIMER CAPITAL APPRECIATION
PORTFOLIO                               SUBADVISER: BlackRock Advisors, LLC

SUBADVISER: OppenheimerFunds, Inc.      INVESTMENT OBJECTIVE: The BlackRock Bond
                                        Income Portfolio seeks a competitive
INVESTMENT OBJECTIVE: The Oppenheimer   total return primarily from investing in
Capital Appreciation Portfolio seeks    fixed-income securities.
capital appreciation.

PIMCO INFLATION PROTECTED BOND
PORTFOLIO

SUBADVISER: Pacific Investment
Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO
Inflation Protected Bond Portfolio
seeks maximum real return, consistent
with preservation of capital and
prudent investment management.

BLACKROCK LEGACY LARGE CAP GROWTH       MFS(R) TOTAL RETURN PORTFOLIO (CLASS B)
PORTFOLIO (CLASS A)
                                        SUBADVISER: Massachusetts Financial
SUBADVISER: BlackRock Advisors, LLC     Services Company

INVESTMENT OBJECTIVE: The BlackRock     INVESTMENT OBJECTIVE: The MFS(R) Total
Legacy Large Cap Growth Portfolio       Return Portfolio seeks a favorable total
seeks long-term growth of capital.      return through investment in a
                                        diversified portfolio.
BLACKROCK MONEY MARKET PORTFOLIO
(CLASS B)                               MFS(R) VALUE PORTFOLIO (CLASS B)

SUBADVISER: BlackRock Advisors, LLC     SUBADVISER: Massachusetts Financial
                                        Services Company
INVESTMENT OBJECTIVE: The BlackRock
Money Market Portfolio seeks a high     INVESTMENT OBJECTIVE: The MFS(R) Value
level of current income consistent      Portfolio seeks capital appreciation.
with preservation of capital.
                                        OPPENHEIMER GLOBAL EQUITY PORTFOLIO
An investment in the BlackRock Money    (CLASS B)
Market Portfolio is not insured or
guaranteed by the Federal Deposit       SUBADVISER: OppenheimerFunds, Inc.
Insurance Company or any other
government agency. Although the         INVESTMENT OBJECTIVE: The Oppenheimer
BlackRock Money Market Portfolio        Global Equity Portfolio seeks capital
seeks to preserve the value of your     appreciation.
investment at $100 per share, it is
possible to lose money by investing     MET INVESTORS SERIES TRUST -- METLIFE
in the BlackRock Money Market           ASSET ALLOCATION PROGRAM (CLASS B)
Portfolio.
                                        In addition to the Met Investors Series
During extended periods of low          Trust Portfolios listed above, the
interest rates, the yields of the       following Class B portfolios managed by
BlackRock Money Market Portfolio may    MetLife Advisers, LLC are available
become extremely low and possibly       under the contract:
negative.
                                        METLIFE DEFENSIVE STRATEGY PORTFOLIO
DAVIS VENTURE VALUE PORTFOLIO (CLASS
E)                                      INVESTMENT OBJECTIVE: The MetLife
                                        Defensive Strategy Portfolio seeks to
SUBADVISER: Davis Selected Advisers,    provide a high level of current income
L.P. Davis Selected Advisers, L.P.      with growth of capital, a secondary
may delegate any of its                 objective.
responsibilities to Davis Selected
Advisers -- NY, Inc., a wholly-owned    METLIFE MODERATE STRATEGY PORTFOLIO
subsidiary.
                                        INVESTMENT OBJECTIVE: The MetLife
INVESTMENT OBJECTIVE: The Davis         Moderate Strategy Portfolio seeks to
Venture Value Portfolio seeks growth    provide a high total return in the form
of capital.                             of income and growth of capital, with a
                                        greater emphasis on income.
LOOMIS SAYLES SMALL CAP GROWTH
PORTFOLIO (CLASS B)                     METLIFE BALANCED STRATEGY PORTFOLIO

SUBADVISER: Loomis, Sayles & Company,   INVESTMENT OBJECTIVE: The MetLife
L.P.                                    Balanced Strategy Portfolio seeks to
                                        provide a balance between a high level
INVESTMENT OBJECTIVE: The Loomis        of current income and growth of capital
Sayles Small Cap Growth Portfolio       with a greater emphasis on growth of
seeks long-term capital growth.         capital.

MET/DIMENSIONAL INTERNATIONAL SMALL     METLIFE GROWTH STRATEGY PORTFOLIO
COMPANY PORTFOLIO (CLASS B)
                                        INVESTMENT OBJECTIVE: The MetLife Growth
SUBADVISER: Dimensional Fund Advisors   Strategy Portfolio seeks to provide
LP                                      growth of capital.

INVESTMENT OBJECTIVE: The
Met/Dimensional International Small
Company Portfolio seeks long-term
capital appreciation.

METLIFE AGGRESSIVE STRATEGY PORTFOLIO   SSGA GROWTH AND INCOME ETF PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife       SUBADVISER: SSgA Funds Management, Inc.
Aggressive Strategy Portfolio seeks
growth of capital.                      INVESTMENT OBJECTIVE: The SSgA Growth
                                        and Income ETF Portfolio seeks growth of
MET INVESTORS SERIES TRUST --           capital and income.
FRANKLIN TEMPLETON ASSET ALLOCATION
PORTFOLIO (CLASS B)                     SSGA GROWTH ETF PORTFOLIO

In addition to the Met Investors        SUBADVISER: SSgA Funds Management, Inc.
Series Trust portfolios listed above,
the following Class B portfolio         INVESTMENT OBJECTIVE: The SSgA Growth
managed by MetLife Advisers, LLC is     ETF Portfolio seeks growth of capital.
also available under the contract:

MET/FRANKLIN TEMPLETON FOUNDING
STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The
Met/Franklin Templeton Founding
Strategy Portfolio seeks capital
appreciation and secondarily seeks
income.

MET INVESTORS SERIES TRUST -- SSGA
ETF PORTFOLIOS (CLASS B)

In addition to the Met Investors
Series Trust portfolios listed above,
the following Class B portfolios
managed by MetLife Advisers, LLC are
also available under the contract:

                       METLIFE INVESTORS INSURANCE COMPANY
                 METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
              FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                                     CLASS A
                                     CLASS B

                       Supplement dated December 16, 2010
  To the Prospectuses dated May 1, 2010, November 9, 2006, and May 1, 2002 (as supplemented)

     MetLife Investors Insurance Company and First MetLife Investors Insurance Company (collectively, the "Companies") have filed an application with the Securities and Exchange Commission ("SEC") requesting an order to allow the Companies to remove a variable investment option ("Existing Fund") and substitute a new option ("Replacement Fund") as shown below. The Replacement Fund is a portfolio of Met Investors Series Trust. To the extent that the Replacement Fund is not currently available as an investment option under your Contract, such Replacement Fund will be added as an investment option on or before the date of the substitution. Please retain this supplement and keep it with the prospectus.

     To the extent required by law, approval of the proposed substitution is being obtained from the state insurance regulators in certain jurisdictions.

     The Companies believe that the proposed substitution is in the best interest of contract holders. The Replacement Fund will have at least similar investment objectives and policies as the Existing Fund. The Companies will bear all expenses related to the substitution, and it will have no tax consequences for you. The Companies anticipate that, if such order is granted, the proposed substitution will occur on or about May 1, 2011.

     The proposed substitution and advisers and/or sub-advisers for the above-listed contracts are:

EXISTING FUND AND CURRENT ADVISER (WITH
CURRENT SUB-ADVISER AS NOTED)                   REPLACEMENT FUND AND SUB-ADVISER
------------------------------------------      ----------------------------------------
Templeton Growth Securities Fund (Class 2)      Met/Templeton Growth Portfolio (Class B)
------------------------------------------      ----------------------------------------
Templeton Global Advisors Limited           ->  Templeton Global Advisors Limited
(Templeton Asset Management Ltd.)

Please note that:

     . No action is required on your part at this time. You will not need to file a new election or take any immediate action if the SEC approves the substitution.

     . The elections you have on file for allocating your account value, premium payments and deductions will be redirected to the Replacement Fund unless you change your elections and transfer your funds before the substitution takes place.

     . You may transfer amounts in your contract among the variable investment options and the fixed option as usual. The substitution itself will not be treated as a transfer for purposes of the transfer provisions of your contract, subject to the Companies' restrictions on transfers to prevent or limit "market timing" activities by contract owners or agents of contract owners.

     . If you make one transfer from an Existing Fund into one or more other subaccounts before the substitution, or from a Replacement Fund after the substitution, any transfer charge that might otherwise be imposed will be waived from the date of this Notice through the date that is 30 days after the substitution. In addition, if you make one transfer from an Existing Fund into a subaccount before the substitution or from a Replacement Fund within 30 days after the substitution, the transfer will not be treated as one of a limited number of transfers (or exchanges) permitted under your contract.

     . On the effective date of the substitution, your account value in the variable investment option will be the same as before the substitution. However, the number of units you receive in the Replacement Fund will be different from the number of units in your Existing Fund, due to the difference in unit values.

     .    There will be no tax consequences to you.

     In connection with the substitution, we will send you a prospectus for the Replacement Fund as well as notice of the actual date of the substitution and confirmation of transfer.

     Please contact your registered representative if you have any questions.

        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.



                                                            ClassAB.Dec2010.supp

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                         SUPPLEMENT DATED MAY 1, 2010
                                      TO
             PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement revises information in the prospectuses dated November 9, 2006 (as supplemented) for the Class A and B variable annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (800) 709-2811 to request a free copy.

1. FEE TABLES AND EXAMPLES

In "FEE TABLES AND EXAMPLES" section of the prospectus, under "Separate Account Annual Expenses," add the following footnote to the Mortality and Expense
Charge:

    * We are waiving the following amounts of the Mortality and Expense Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.91% for the subaccount investing in the BlackRock Legacy Large Cap Growth Portfolio (Class A); and the amount, if any, equal to the underlying fund expenses that are in excess of 0.83% for the subaccount investing in the Lord Abbett Growth and Income Portfolio (Class B).

2. THE ANNUITY CONTRACT AND DEATH BENEFIT

In "THE ANNUITY CONTRACT" section of the prospectus, add the following immediately above the "Market Timing" heading:

    Under the Internal Revenue Code (the "Code"), spousal continuation and certain distribution options are available only to a person who is defined as a "spouse" under the Federal Defense of Marriage Act or other applicable Federal law. All contract provisions will be interpreted and administered in accordance with the requirements of the Code. Therefore, under current Federal law, a purchaser who has or is contemplating a civil union or same-sex marriage should note that the favorable tax treatment afforded under Federal law would not be available to such same-sex partner or same-sex spouse. Same-sex partners or spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser.

In the "DEATH BENEFIT" section, add the paragraph above as the last paragraph of the "Spousal Continuation" section.

                                                                 SUPP-MOCAAB510

3. INVESTMENT OPTIONS

In the "INVESTMENT OPTIONS" section, replace the sections titled "American Funds Insurance Series (Class 2)" through "Met Investors Series Trust - MetLife Asset Allocation Program (Class B)" with the following:

    AMERICAN FUNDS INSURANCE SERIES(R) (CLASS 2)

    American Funds Insurance Series(R) is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolios are available under the contract:

        American Funds Global Growth Fund
        American Funds Global Small Capitalization Fund
        American Funds Growth Fund

    MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)

    Met Investors Series Trust is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or, as noted, Class A portfolios are available under the contract:

        BlackRock High Yield Portfolio
        BlackRock Large Cap Core Portfolio
        Clarion Global Real Estate Portfolio
        Dreman Small Cap Value Portfolio
        Lazard Mid Cap Portfolio
        Lord Abbett Bond Debenture Portfolio
        Lord Abbett Growth and Income Portfolio
        Lord Abbett Mid Cap Value Portfolio
        Met/Franklin Mutual Shares Portfolio
        Met/Templeton Growth Portfolio
        MFS(R) Emerging Markets Equity Portfolio
        MFS(R) Research International Portfolio
        Morgan Stanley Mid Cap Growth Portfolio (formerly Van Kampen Mid Cap
          Growth Portfolio)
        Oppenheimer Capital Appreciation Portfolio
        PIMCO Inflation Protected Bond Portfolio
        PIMCO Total Return Portfolio
        Pioneer Fund Portfolio (Class A)
        Pioneer Strategic Income Portfolio (Class A)
        Van Kampen Comstock Portfolio

    METROPOLITAN SERIES FUND, INC.

    Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following portfolios are available under the contract:

        BlackRock Bond Income Portfolio (Class B)
        BlackRock Legacy Large Cap Growth Portfolio (Class A)
        BlackRock Money Market Portfolio (Class B)
        Davis Venture Value Portfolio (Class E)
        Loomis Sayles Small Cap Growth Portfolio (Class B)
        Met/Dimensional International Small Company Portfolio (Class B) MFS(R) Total Return Portfolio (Class B)
        MFS(R) Value Portfolio (Class B)
        Oppenheimer Global Equity Portfolio (Class B)

    MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

    In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

        MetLife Defensive Strategy Portfolio
        MetLife Moderate Strategy Portfolio
        MetLife Balanced Strategy Portfolio
        MetLife Growth Strategy Portfolio
        MetLife Aggressive Strategy Portfolio

    MET INVESTORS SERIES TRUST - FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIO (CLASS B)

    In addition to the portfolios listed above under Met Investors Series
    Trust, the following Class B portfolio is also available under the contract:

        Met/Franklin Templeton Founding Strategy Portfolio

    MET INVESTORS SERIES TRUST - SSGA ETF PORTFOLIOS (CLASS B)

    In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are also available under the contract:

        SSgA Growth and Income ETF Portfolio
        SSgA Growth ETF Portfolio

In the "Dollar Cost Averaging Programs" section, add the following to the end of the first paragraph following the "Standard Dollar Cost Averaging (DCA)" heading:

    However, transfers will be made on the 1st day of the following month for purchase payments or account value allocated to the dollar cost averaging program on the 29th, 30th, or 31st day of a month.

4. FEDERAL INCOME TAX STATUS

In the "FEDERAL INCOME TAX STATUS" section, add the following after the third paragraph under the "Other Tax Issues" heading:

    You (and after your death, your designated beneficiaries) generally do not have to take the required minimum distribution (RMD) for 2009. If your first RMD would have been due by April 1, 2010, you are not required to take such distribution; however, your 2010 RMD is due by December 31, 2010. For after-death RMDs, the five-year rule is applied without regard to calendar year 2009. For instance, for a contract owner who died in 2007, the five-year period would end in 2013 instead of 2012. The RMD waiver does not apply if you are receiving annuitized payments under your contract. The RMD rules are complex, so consult with your tax adviser because the application of these rules to your particular circumstances may have been impacted by the 2009 RMD waiver.

5. OTHER INFORMATION

In the "OTHER INFORMATION" section, add the following after the first paragraph under the "Distributor" heading:

    Distributor is a member of the Financial Industry Regulatory Authority (FINRA). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

6. APPENDIX A

At the end of APPENDIX A, replace the first paragraph of the "Discontinued Investment Portfolios" section with the following:

    DISCONTINUED INVESTMENT PORTFOLIOS. The following investment portfolios are no longer available for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) AIM Variable Insurance Funds (Invesco Variable Insurance Funds): Invesco V.I. International Growth Fund (Series I) (closed effective May 1, 2002) (formerly AIM Variable Insurance
    Funds: AIM V.I. International Growth Fund (Series I)); (b) Franklin Templeton Variable Insurance Products Trust: Templeton Foreign Securities Fund (closed effective May 1, 2004) and Templeton Growth Securities Fund (Class 2) (closed effective April 28, 2008); (c) Met Investors Series
    Trust: T. Rowe Price Mid Cap Growth

    Portfolio (closed effective May 1, 2003), for contracts issued prior to May 1, 2002, Lord Abbett Growth and Income Portfolio (Class A) (closed effective May 1, 2004), and Legg Mason Value Equity Portfolio (Class B) (closed effective May 1, 2006); (d) Metropolitan Series Fund, Inc.: Artio International Stock Portfolio (formerly Julius Baer International Stock Portfolio and previously FI International Stock Portfolio and Putnam International Stock Portfolio) (closed effective December 19, 2003), T. Rowe Price Small Cap Growth Portfolio and T. Rowe Price Large Cap Growth Portfolio (closed effective May 1, 2004), and Jennison Growth Portfolio (closed effective May 1, 2005); (e) Putnam Variable Trust (Class IB):
    Putnam VT Equity Income Fund (closed effective April 28, 2008).

Add the following to the end of the "Discontinued Investment Portfolios" section:

    Effective as of May 3, 2010, Putnam Variable Trust (Class IB): Putnam VT Growth and Income Fund (closed effective May 1, 2006) was replaced with Met Investors Series Trust: Lord Abbett Growth and Income Portfolio (Class B).

7. INVESTMENT PORTFOLIO EXPENSES TABLE

Replace the Investment Portfolio Expenses Table in the prospectus with the Investment Portfolio Expenses Table attached to this prospectus supplement.

8. APPENDIX B

Replace Appendix B with the Appendix B attached to this prospectus supplement.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

5 Park Plaza, Suite 1900                             Telephone: (800) 709-2811
Irvine, CA 92614

INVESTMENT PORTFOLIO EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

The following table is a summary. For more complete information on investment portfolio fees and expenses, please refer to the prospectus for each investment portfolio.

                                                                                                  NET
                                                                ACQUIRED   TOTAL   CONTRACTUAL   TOTAL
                                               12B-1/             FUND    ANNUAL     EXPENSE    ANNUAL
                                    MANAGEMENT SERVICE  OTHER   FEES AND PORTFOLIO SUBSIDY OR  PORTFOLIO
                                       FEES     FEES   EXPENSES EXPENSES EXPENSES   DEFERRAL   EXPENSES
                                    ---------- ------- -------- -------- --------- ----------- ---------
AMERICAN FUNDS INSURANCE SERIES
  (REG. TM)
   American Funds Global Growth
     Fund..........................    0.54%    0.25%    0.03%    0.00%    0.82%      0.00%      0.82%
   American Funds Global Small
     Capitalization Fund...........    0.72%    0.25%    0.04%    0.00%    1.01%      0.00%      1.01%
   American Funds Growth Fund......    0.33%    0.25%    0.02%    0.00%    0.60%      0.00%      0.60%

MET INVESTORS SERIES TRUST
   BlackRock High Yield
     Portfolio.....................    0.60%    0.25%    0.07%    0.00%    0.92%      0.00%      0.92%
   BlackRock Large Cap Core
     Portfolio.....................    0.59%    0.25%    0.06%    0.00%    0.90%      0.00%      0.90%
   Clarion Global Real Estate
     Portfolio.....................    0.64%    0.25%    0.09%    0.00%    0.98%      0.00%      0.98%
   Dreman Small Cap Value
     Portfolio.....................    0.79%    0.25%    0.10%    0.00%    1.14%      0.00%      1.14%
   Lazard Mid Cap Portfolio........    0.70%    0.25%    0.04%    0.00%    0.99%      0.00%      0.99%
   Lord Abbett Bond Debenture
     Portfolio.....................    0.51%    0.25%    0.04%    0.00%    0.80%      0.00%      0.80%
   Lord Abbett Growth and Income
     Portfolio.....................    0.53%    0.25%    0.03%    0.00%    0.81%      0.00%      0.81%
   Lord Abbett Mid Cap Value
     Portfolio.....................    0.68%    0.25%    0.08%    0.00%    1.01%      0.00%      1.01%
   Met/Franklin Mutual Shares
     Portfolio.....................    0.80%    0.25%    0.10%    0.00%    1.15%      0.00%      1.15%
   Met/Templeton Growth
     Portfolio.....................    0.69%    0.25%    0.18%    0.00%    1.12%      0.07%      1.05%
   MFS (Reg. TM) Emerging
     Markets Equity Portfolio......    0.99%    0.25%    0.18%    0.00%    1.42%      0.00%      1.42%
   MFS (Reg. TM) Research
     International Portfolio.......    0.71%    0.25%    0.10%    0.00%    1.06%      0.00%      1.06%
   Morgan Stanley Mid Cap Growth
     Portfolio.....................    0.70%    0.25%    0.20%    0.00%    1.15%      0.00%      1.15%
   Oppenheimer Capital
     Appreciation Portfolio........    0.60%    0.25%    0.07%    0.00%    0.92%      0.00%      0.92%
   PIMCO Inflation Protected Bond
     Portfolio.....................    0.48%    0.25%    0.05%    0.00%    0.78%      0.00%      0.78%
   PIMCO Total Return Portfolio....    0.48%    0.25%    0.04%    0.00%    0.77%      0.00%      0.77%
   Pioneer Fund Portfolio..........    0.66%    0.00%    0.08%    0.00%    0.74%      0.00%      0.74%
   Pioneer Strategic Income
     Portfolio.....................    0.60%    0.00%    0.06%    0.00%    0.66%      0.00%      0.66%
   Van Kampen Comstock
     Portfolio.....................    0.61%    0.25%    0.03%    0.00%    0.89%      0.00%      0.89%
METROPOLITAN SERIES FUND, INC.
   BlackRock Bond Income
     Portfolio.....................    0.38%    0.25%    0.05%    0.00%    0.68%      0.03%      0.65%
   BlackRock Legacy Large Cap
     Growth Portfolio..............    0.73%    0.00%    0.10%    0.00%    0.83%      0.01%      0.82%
   BlackRock Money Market
     Portfolio(1)(2)...............    0.32%    0.25%    0.02%    0.00%    0.59%      0.01%      0.58%
   Davis Venture Value Portfolio...    0.71%    0.15%    0.03%    0.00%    0.89%      0.05%      0.84%
   Loomis Sayles Small Cap Growth
     Portfolio.....................    0.90%    0.25%    0.45%    0.00%    1.60%      0.05%      1.55%
   Met/Dimensional International
     Small Company Portfolio.......    0.81%    0.25%    0.19%    0.00%    1.25%      0.00%      1.25%
   MFS (Reg. TM) Total Return
     Portfolio.....................    0.54%    0.25%    0.06%    0.00%    0.85%      0.00%      0.85%
   MFS (Reg. TM) Value
     Portfolio.....................    0.71%    0.25%    0.03%    0.00%    0.99%      0.08%      0.91%
   Oppenheimer Global Equity
     Portfolio.....................    0.53%    0.25%    0.11%    0.00%    0.89%      0.00%      0.89%

                                                                                                    NET
                                                                  ACQUIRED   TOTAL   CONTRACTUAL   TOTAL
                                                 12B-1/             FUND    ANNUAL     EXPENSE    ANNUAL
                                      MANAGEMENT SERVICE  OTHER   FEES AND PORTFOLIO SUBSIDY OR  PORTFOLIO
                                         FEES     FEES   EXPENSES EXPENSES EXPENSES   DEFERRAL   EXPENSES
                                      ---------- ------- -------- -------- --------- ----------- ---------

MET INVESTORS SERIES TRUST - METLIFE
  ASSET ALLOCATION PROGRAM
   MetLife Defensive Strategy
     Portfolio(3)....................    0.07%    0.25%    0.03%    0.56%    0.91%      0.00%      0.91%
   MetLife Moderate Strategy
     Portfolio(3)....................    0.07%    0.25%    0.00%    0.65%    0.97%      0.00%      0.97%
   MetLife Balanced Strategy
     Portfolio(3)....................    0.06%    0.25%    0.00%    0.66%    0.97%      0.00%      0.97%
   MetLife Growth Strategy
     Portfolio(3)....................    0.06%    0.25%    0.00%    0.73%    1.04%      0.00%      1.04%
   MetLife Aggressive Strategy
     Portfolio(3)....................    0.10%    0.25%    0.02%    0.73%    1.10%      0.02%      1.08%

MET INVESTORS SERIES TRUST -
  FRANKLIN TEMPLETON ASSET
  ALLOCATION PORTFOLIO
   Met/Franklin Templeton Founding
     Strategy Portfolio(4)...........    0.05%    0.25%    0.03%    0.84%    1.17%      0.03%      1.14%

MET INVESTORS SERIES TRUST - SSGA
  ETF PORTFOLIOS
   SSgA Growth and Income ETF
     Portfolio(5)....................    0.33%    0.25%    0.07%    0.21%    0.86%      0.03%      0.83%
   SSgA Growth ETF Portfolio(5)......    0.33%    0.25%    0.10%    0.22%    0.90%      0.03%      0.87%

The Net Total Annual Portfolio Expenses have been restated to reflect contractual arrangements in effect as of May 1, 2010, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the portfolios. Each of these arrangements is in effect until at least April 30, 2011 (excluding optional extensions). Net Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements. The investment portfolios provided the information on their expenses, and we have not independently verified the information. Unless otherwise indicated, the information provided is for the year ended
December 31, 2009.

(1) Other Expenses do not reflect fees of 0.03% paid in connection with the U.S. Treasury Temporary Guarantee Program for Money Market Funds.

(2) In light of current market and economic conditions, MetLife Advisers, LLC and/or its affiliates may voluntarily waive certain fees or expenses in an attempt to increase the Portfolio's yield. Any such waiver may be discontinued at any time without notice. If the waiver were reflected in the table, 12b-1 fees would have been 0.17% and net annual operating expenses would have been 0.50%.

(3) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee.

(4) The Portfolio is a "fund of funds" that invests equally in three other portfolios of the Met Investors Series Trust: the Met/Franklin Income Portfolio, the Met/Franklin Mutual Shares Portfolio and the Met/Templeton Growth Portfolio. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee.

(5) The Portfolio primarily invests its assets in other investment companies known as exchange-traded funds ("underlying ETFs"). As an investor in an underlying ETF or other investment company, the Portfolio will bear its pro rata portion of the operating expenses of the underlying ETF or other investment company, including the management fee.

APPENDIX B

PARTICIPATING INVESTMENT PORTFOLIOS

AMERICAN FUNDS INSURANCE SERIES (REG. TM) (CLASS 2)

American Funds Insurance Series (Reg. TM) is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolios are available under the contract:

    AMERICAN FUNDS GLOBAL GROWTH FUND

    INVESTMENT OBJECTIVE: The American Funds Global Growth Fund seeks long-term growth of capital.

    AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND

    INVESTMENT OBJECTIVE: The American Funds Global Small Capitalization Fund seeks long-term growth of capital.

    AMERICAN FUNDS GROWTH FUND

    INVESTMENT OBJECTIVE: The American Funds Growth Fund seeks growth of capital.

MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)

Met Investors Series Trust is managed by MetLife Advisers, LLC, which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B or, as noted, Class A portfolios are available under the contract:

    BLACKROCK HIGH YIELD PORTFOLIO

    SUBADVISER: BlackRock Financial Management, Inc.

    INVESTMENT OBJECTIVE: The BlackRock High Yield Portfolio seeks to maximize total return, consistent with income generation and prudent investment management.

    BLACKROCK LARGE CAP CORE PORTFOLIO

    SUBADVISER: BlackRock Advisors, LLC

    INVESTMENT OBJECTIVE: The BlackRock Large Cap Core Portfolio seeks long-term capital growth.

    CLARION GLOBAL REAL ESTATE PORTFOLIO

    SUBADVISER: ING Clarion Real Estate Securities LLC

    INVESTMENT OBJECTIVE: The Clarion Global Real Estate Portfolio seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.

    DREMAN SMALL CAP VALUE PORTFOLIO

    SUBADVISER: Dreman Value Management, LLC

    INVESTMENT OBJECTIVE: The Dreman Small Cap Value Portfolio seeks capital appreciation.

    LAZARD MID CAP PORTFOLIO

    SUBADVISER: Lazard Asset Management LLC

    INVESTMENT OBJECTIVE: The Lazard Mid Cap Portfolio seeks long-term growth of capital.

    LORD ABBETT BOND DEBENTURE PORTFOLIO

    SUBADVISER: Lord, Abbett & Co. LLC

    INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

    LORD ABBETT GROWTH AND INCOME PORTFOLIO

    SUBADVISER: Lord, Abbett & Co. LLC

    INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuation in market value.

    LORD ABBETT MID CAP VALUE PORTFOLIO

    SUBADVISER: Lord, Abbett & Co. LLC

    INVESTMENT OBJECTIVE: The Lord Abbett Mid Cap Value Portfolio seeks capital appreciation through investments primarily in equity securities which are believed to be undervalued in the marketplace.

    MET/FRANKLIN MUTUAL SHARES PORTFOLIO

    SUBADVISER: Franklin Mutual Advisers, LLC

    INVESTMENT OBJECTIVE: The Met/Franklin Mutual Shares Portfolio seeks capital appreciation, which may occasionally be short-term. The portfolio's secondary investment objective is income.

    MET/TEMPLETON GROWTH PORTFOLIO

    SUBADVISER: Templeton Global Advisors Limited

    INVESTMENT OBJECTIVE: The Met/Templeton Growth Portfolio seeks long-term capital growth.

    MFS (REG. TM) EMERGING MARKETS EQUITY PORTFOLIO

    SUBADVISER: Massachusetts Financial Services Company

    INVESTMENT OBJECTIVE: The MFS (Reg. TM) Emerging Markets Equity Portfolio seeks capital appreciation.

    MFS (REG. TM) RESEARCH INTERNATIONAL PORTFOLIO

    SUBADVISER: Massachusetts Financial Services Company

    INVESTMENT OBJECTIVE: The MFS (Reg. TM) Research International Portfolio seeks capital appreciation.

    MORGAN STANLEY MID CAP GROWTH PORTFOLIO (CLASS B) (formerly Van Kampen Mid Cap Growth Portfolio)

    SUBADVISER: Morgan Stanley Investment Management Inc.

    INVESTMENT OBJECTIVE: The Morgan Stanley Mid Cap Growth Portfolio seeks capital appreciation.

    OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

    SUBADVISER: OppenheimerFunds, Inc.

    INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

    PIMCO INFLATION PROTECTED BOND PORTFOLIO

    SUBADVISER: Pacific Investment Management Company LLC

    INVESTMENT OBJECTIVE: The PIMCO Inflation Protected Bond Portfolio seeks to provide maximum real return, consistent with preservation of capital and prudent investment management.

    PIMCO TOTAL RETURN PORTFOLIO

    SUBADVISER: Pacific Investment Management Company LLC

    INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

    PIONEER FUND PORTFOLIO (CLASS A)

    SUBADVISER: Pioneer Investment Management, Inc.

    INVESTMENT OBJECTIVE: The Pioneer Fund Portfolio seeks reasonable income and capital growth.

    PIONEER STRATEGIC INCOME PORTFOLIO (CLASS A)

    SUBADVISER: Pioneer Investment Management, Inc.

    INVESTMENT OBJECTIVE: The Pioneer Strategic Income Portfolio seeks a high level of current income.

    VAN KAMPEN COMSTOCK PORTFOLIO

    SUBADVISER: Morgan Stanley Investment Management Inc. (On or about May 28, 2010, Invesco Advisers, Inc. is expected to become the subadviser to the Portfolio.)

    INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.

METROPOLITAN SERIES FUND, INC.

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC is the investment adviser to the portfolios. The following portfolios are available under the contract:

    BLACKROCK BOND INCOME PORTFOLIO (CLASS B)

    SUBADVISER: BlackRock Advisors, LLC

    INVESTMENT OBJECTIVE: The BlackRock Bond Income Portfolio seeks a competitive total return primarily from investing in fixed-income securities.

    BLACKROCK LEGACY LARGE CAP GROWTH PORTFOLIO (CLASS A)

    SUBADVISER: BlackRock Advisors, LLC

    INVESTMENT OBJECTIVE: The BlackRock Legacy Large Cap Growth Portfolio seeks long-term growth of capital.

    BLACKROCK MONEY MARKET PORTFOLIO (CLASS B)

    SUBADVISER: BlackRock Advisors, LLC

    INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital.

    An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

    During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.

    DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

    SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers - NY, Inc., a wholly-owned subsidiary.

    INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.

    LOOMIS SAYLES SMALL CAP GROWTH PORTFOLIO (CLASS B)

    SUBADVISER: Loomis, Sayles & Company, L.P.

    INVESTMENT OBJECTIVE: The Loomis Sayles Small Cap Growth Portfolio seeks long-term capital growth.

    MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY PORTFOLIO (CLASS B)

    SUBADVISER: Dimensional Fund Advisors LP

    INVESTMENT OBJECTIVE: The Met/Dimensional International Small Company Portfolio seeks long-term capital appreciation.

    MFS (REG. TM) TOTAL RETURN PORTFOLIO (CLASS B)

    SUBADVISER: Massachusetts Financial Services Company

    INVESTMENT OBJECTIVE: The MFS (Reg. TM) Total Return Portfolio seeks a favorable total return through investment in a diversified portfolio.

    MFS (REG. TM) VALUE PORTFOLIO (CLASS B)

    SUBADVISER: Massachusetts Financial Services Company

    INVESTMENT OBJECTIVE: The MFS (Reg. TM) Value Portfolio seeks capital appreciation.

    OPPENHEIMER GLOBAL EQUITY PORTFOLIO (CLASS B)

    SUBADVISER: OppenheimerFunds, Inc.

    INVESTMENT OBJECTIVE: The Oppenheimer Global Equity Portfolio seeks capital appreciation.

MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios managed by MetLife Advisers, LLC are available under the contract:

    METLIFE DEFENSIVE STRATEGY PORTFOLIO

    INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks to provide a high level of current income with growth of capital a secondary objective.

    METLIFE MODERATE STRATEGY PORTFOLIO

    INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks to provide a high total return in the form of income and growth of capital, with a greater emphasis on income.

    METLIFE BALANCED STRATEGY PORTFOLIO

    INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.

    METLIFE GROWTH STRATEGY PORTFOLIO

    INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks to provide growth of capital.

    METLIFE AGGRESSIVE STRATEGY PORTFOLIO

    INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks to provide growth of capital.

MET INVESTORS SERIES TRUST - FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIO (CLASS B)

In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolio managed by MetLife Advisers, LLC is also available under the contract:

    MET/FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO

    INVESTMENT OBJECTIVE: The Met/Franklin Templeton Founding Strategy Portfolio seeks capital appreciation and secondarily seeks income.

MET INVESTORS SERIES TRUST - SSGA ETF PORTFOLIOS (CLASS B)

In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolios managed by MetLife Advisers, LLC are also available under the contract:

    SSGA GROWTH AND INCOME ETF PORTFOLIO

    SUBADVISER: SSgA Funds Management, Inc.

    INVESTMENT OBJECTIVE: The SSgA Growth and Income ETF Portfolio seeks growth of capital and income.

    SSGA GROWTH ETF PORTFOLIO

    SUBADVISER: SSgA Funds Management, Inc.

    INVESTMENT OBJECTIVE: The SSgA Growth ETF Portfolio seeks growth of capital.

                       METLIFE INVESTORS INSURANCE COMPANY
                 METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
              FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                                     CLASS A
                                     CLASS B

                        Supplement dated December 4, 2009
       To the Prospectuses dated May 1, 2009, November 9, 2006 and May 1,
                             2002 (as supplemented)

     MetLife Investors Insurance Company and First MetLife Investors Insurance Company (collectively, the "Companies") have filed an application with the Securities and Exchange Commission ("SEC") requesting an order to allow the Companies to remove certain variable investment options ("Existing Funds") and substitute new options ("Replacement Funds") as shown below. The Replacement Funds are portfolios of Met Investors Series Trust or Metropolitan Series Fund, Inc. To the extent that a Replacement Fund is not currently available as an investment option under your Contract, such Replacement Fund will be added as an investment option on or before the date of the substitution. Please retain this supplement and keep it with the prospectus.

     To the extent required by law, approval of the proposed substitutions is being obtained from the state insurance regulators in certain jurisdictions.

     The Companies believe that the proposed substitutions are in the best interest of contract holders. In each case, the Replacement Fund will have at least similar investment objectives and policies as the Existing Fund. The Companies will bear all expenses related to the substitution, and they will have no tax consequences for you. The Companies anticipate that, if such order is granted, the proposed substitutions will occur on or about April 30, 2010.

     The proposed substitutions and advisers and/or sub-advisers for the above-listed Contracts are:

EXISTING FUND AND CURRENT ADVISER       REPLACEMENT FUND AND SUB-ADVISER
(WITH CURRENT SUB-ADVISER AS NOTED)

Putnam VT Equity Income Fund            MFS(R) Value Portfolio (Class B)
----------------------------            --------------------------------
(Class IB)                           -> Massachusetts Financial Services Company
----------
Putnam Investment Management, LLC


Putnam VT Growth and Income Fund        Lord Abbett Growth and Income Portfolio
--------------------------------        ---------------------------------------
(Class IB)                           -> (Class B)
----------                              ---------
Putnam Investment Management, LLC       Lord, Abbett & Co. LLC

Please note that:

     . No action is required on your part at this time. You will not need to file a new election or take any immediate action if the SEC approves the substitution.

     . The elections you have on file for allocating your account value, premium payments and deductions will be redirected to the Replacement Fund unless you change your elections and transfer your funds before the substitution takes place.

     . You may transfer amounts in your Contract among the variable investment options and the fixed option as usual. The substitution itself will not be treated as a transfer for purposes of the transfer provisions of your Contract, subject to the Company's restrictions on transfers to prevent or limit "market timing" activities by Contract owners or agents of Contract owners.

     . If you make one transfer from one of the above Existing Funds into one or more other subaccounts before the substitution, or from the Replacement Fund after the substitution, any transfer charge that might otherwise be imposed will be waived from the date of this Notice through the date that is 30 days after the substitution.

     . On the effective date of the substitution, your account value in the variable investment option will be the same as before the substitution. However, the number of units you receive in the Replacement Fund will be different from the number of units in your Existing Fund, due to the difference in unit values.

     .    There will be no tax consequences to you.

     In connection with the substitution, we will send you a prospectus for Met Investors Series Trust or Metropolitan Series Fund, Inc. as well as notice of the actual date of the substitutions and confirmation of transfer(s).

     Please contact your registered representative if you have any questions.

        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

                       METLIFE INVESTORS INSURANCE COMPANY
                 METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                        SUPPLEMENT DATED NOVEMBER 9, 2009
          TO THE PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement updates information in the prospectuses dated November 9, 2006 (as supplemented) for the Class A and B variable annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (800) 709-2811 to request a free copy.

Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in the prospectus.

I.   COMBINATION OF THE SEPARATE ACCOUNTS

Effective November 9, 2009, MetLife Investors Insurance Company ("we", "us" or the "Company") combined MetLife Investors Variable Annuity Account Five (the "Former Separate Account") with and into MetLife Investors Variable Annuity Account One (the "Separate Account"). The Separate Account was established on February 24, 1987 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR PROSPECTUS TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

The Combination does not affect you in any way. More particularly:

     . There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.

     . Your Account Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.

     . The investment portfolios available under your Contract have not changed as a result of the Combination.

     . Your Account Value is allocated to the same investment portfolios (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.

     . The Combination does not result in any federal income tax consequences to you.

After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same investment portfolio and illustrate unit values as a range.

If you have any questions, please contact us at (800) 709-2811.

                                                                 SUPP-ACC51109AB

II.  THE ANNUITY CONTRACT

The prospectus describes all material features and benefits of the contract. The language in the prospectus determines your rights under the federal securities laws.

III. INVESTMENT OPTIONS

Each investment portfolio has different investment objectives and risks. THE INVESTMENT PORTFOLIO PROSPECTUSES CONTAIN MORE DETAILED INFORMATION ON EACH INVESTMENT PORTFOLIO'S INVESTMENT STRATEGY, INVESTMENT ADVISERS AND ITS FEES. YOU MAY OBTAIN AN INVESTMENT PORTFOLIO PROSPECTUS BY CALLING (800) 709-2811 OR THROUGH YOUR REGISTERED REPRESENTATIVE. YOU SHOULD READ THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS CAREFULLY. We do not guarantee the investment results of the investment portfolios.

IV.  OTHER INFORMATION

The paragraph appearing in this section under the sub-heading "MetLife Investors," relating to membership in the Insurance Marketplace Standards Association, is hereby deleted.


The last sentence of the third paragraph under the "MetLife Investors" sub-heading, relating to the guarantee provided by General American Life Insurance Company (General American Life), is revised to read as follows:

"With respect to the guarantee, General American Life is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 (the 'Act') to not file reports under the Act."


        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                         SUPPLEMENT DATED MAY 1, 2009
                                      TO
             PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement revises information in the prospectuses dated November 9, 2006 (as supplemented) for the Class A and Class B variable annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (800) 709-2811 to request a free copy.

1. THE ANNUITY CONTRACT

In "THE ANNUITY CONTRACT" section of the prospectus, add the following immediately above the "Market Timing" heading:

   Because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation (see "Death Benefit--Spousal Continuation"), are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Therefore, under current federal law, a purchaser who has or is contemplating a civil union or same sex marriage should note that the rights of a spouse under the spousal continuation provisions of this contract will not be available to such partner or same sex marriage spouse.

2. INVESTMENT OPTIONS

In the "INVESTMENT OPTIONS" section, replace the section titled "Certain Payments We Receive with Regard to the Investment Portfolios" with the following:

   CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliate MetLife Advisers, LLC) or subadviser of an investment portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the contracts and, in our role as an intermediary, with respect to the investment portfolios. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from investment portfolio assets. Contract owners, through their indirect investment in the investment portfolios, bear the costs of these advisory fees (see the investment portfolios' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some

                                                                 SUPP-AC5AB0509
   advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%.

   Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the contracts.

   We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser MetLife Advisers, LLC, which is formed as a "limited liability company." Our ownership interests in MetLife Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolios. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the adviser. (See the prospectuses for the investment portfolios for information on the management fees paid by the investment portfolios and the Statements of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)

   Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An investment portfolio's 12b-1 Plan, if any, is described in more detail in the investment portfolio's prospectus. (See "Other Information--Distributor.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b-1 Plan decrease the investment portfolio's investment return.

   We select the investment portfolios offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from contract owners. In some cases, we have included investment portfolios based on recommendations made by selling firms. These selling firms may receive payments from the investment portfolios they recommend (including through inclusion of portfolios in any asset allocation models they develop) and may benefit accordingly from the allocation of account value to such investment portfolios.

   We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series (Reg. TM). (See "Other Information--Distributor.")

   WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

Replace the sections from the "American Funds Insurance Series (Class 2)" heading to before the "Transfers" heading with the following:

   AMERICAN FUNDS INSURANCE SERIES (REG. TM) (CLASS 2)

   American Funds Insurance Series (Reg. TM) is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolios are available under the contract:

       American Funds Global Growth Fund
       American Funds Global Small Capitalization Fund
       American Funds Growth Fund

   MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)

   Met Investors Series Trust is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. (Met Investors Advisory, LLC, the former investment manager of Met Investors Series Trust, merged into MetLife Advisers on May 1, 2009.) MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or, as noted, Class A portfolios are available under the contract:

       BlackRock High Yield Portfolio*
       BlackRock Large Cap Core Portfolio*
       Clarion Global Real Estate Portfolio
       Dreman Small Cap Value Portfolio
       Lazard Mid Cap Portfolio
       Lord Abbett Bond Debenture Portfolio
       Lord Abbett Growth and Income Portfolio
       Lord Abbett Mid Cap Value Portfolio
       Met/Franklin Mutual Shares Portfolio
       Met/Templeton Growth Portfolio
       MFS (Reg. TM) Emerging Markets Equity Portfolio
       MFS (Reg. TM) Research International Portfolio
       Oppenheimer Capital Appreciation Portfolio

       PIMCO Inflation Protected Bond Portfolio*
       PIMCO Total Return Portfolio
       Pioneer Fund Portfolio (Class A)
       Pioneer Strategic Income Portfolio (Class A)
       Van Kampen Comstock Portfolio
       Van Kampen Mid Cap Growth Portfolio

   *These portfolios are not available for investment prior to May 4, 2009.

   METROPOLITAN SERIES FUND, INC.

   Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following portfolios are available under the contract:

       BlackRock Bond Income Portfolio (Class B)
       BlackRock Legacy Large Cap Growth Portfolio (Class A)*
       BlackRock Money Market Portfolio (Class B)
       Davis Venture Value Portfolio (Class E)
       Loomis Sayles Small Cap Growth Portfolio (Class B) (formerly Franklin Templeton Small Cap Growth Portfolio)
       Met/Dimensional International Small Company Portfolio (Class B)*
       MFS (Reg. TM) Total Return Portfolio (Class B)
       MFS (Reg. TM) Value Portfolio (Class B)
       Oppenheimer Global Equity Portfolio (Class B)

   *These portfolios are not available for investment prior to May 4, 2009.

   MET INVESTORS SERIES TRUST--METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

   In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

       MetLife Defensive Strategy Portfolio
       MetLife Moderate Strategy Portfolio
       MetLife Balanced Strategy Portfolio
       MetLife Growth Strategy Portfolio
       MetLife Aggressive Strategy Portfolio

   MET INVESTORS SERIES TRUST--FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIO (CLASS B)

   In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolio is also available under the contract:

       Met/Franklin Templeton Founding Strategy Portfolio

   MET INVESTORS SERIES TRUST--SSGA ETF PORTFOLIOS (CLASS B)

   In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are also available under the contract:

       SSgA Growth and Income ETF Portfolio*
       SSgA Growth ETF Portfolio*

   *These portfolios are not available for investment prior to May 4, 2009.

In the "Market Timing" subsection in the "Transfers" section, replace the list of Monitored Portfolios with the following:

   the American Funds Global Growth Fund, the American Funds Global Small Capitalization Fund, the BlackRock High Yield Portfolio, the Clarion Global Real Estate Portfolio, the Dreman Small Cap Value Portfolio, the Lord Abbett Bond Debenture Portfolio, the Met/Templeton Growth Portfolio, the MFS (Reg.
   TM) Emerging Markets Equity Portfolio, the MFS (Reg. TM) Research International Portfolio, the Pioneer Strategic Income Portfolio, the Loomis Sayles Small Cap Growth Portfolio, the Met/Dimensional International Small Company Portfolio, and the Oppenheimer Global Equity Portfolio

3. ANNUITY PAYMENTS (THE INCOME PHASE)

In the "ANNUITY PAYMENTS (THE INCOME PHASE)" section, replace the text between the "Option 5. Payments for a Designated Period" paragraph and the "Lifetime Income Solution and Guaranteed Minimum Income Benefit" heading with the following:

   We may require proof of age or sex of an annuitant before making any annuity payments under the contract that are measured by the annuitant's life. If the age or sex of the annuitant has been misstated, the amount payable will be the amount that the account value would have provided at the correct age or sex. Once annuity payments have begun, any underpayments will be made up in one sum with the next annuity payment. Any overpayments will be deducted from future annuity payments until the total is repaid.

   You may withdraw the commuted value of the payments remaining under the variable Payments for a Designated Period annuity option (Option 5). You may not commute the fixed Payments for a Designated Period annuity option or any option involving a life contingency, whether fixed or variable, prior to the death of the last surviving annuitant. Upon the death of the last surviving annuitant, the beneficiary may choose to continue receiving income payments or to receive the commuted value of the remaining guaranteed payments. For variable annuity options, the calculation of the commuted value will be done using the AIR applicable to the contract. (See "Annuity Payments" above.) For fixed annuity options, the calculation of the commuted value will be done using the then current annuity option rates.

   There may be tax consequences resulting from the election of an annuity payment option containing a commutation feature (i.e., an annuity payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")

   Due to underwriting, administrative or Internal Revenue Code considerations, there may be limitations on payments to the survivor under Options 3 and 4 and/or the duration of the guarantee period under Options 2, 4, and 5.

   In addition to the annuity options described above, we may offer an additional payment option that would allow your beneficiary to take distribution of the account value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both tax qualified and non-tax qualified contracts.

   In the event that you purchased the contract as a tax qualified contract, you must take distribution of the account value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an annuity option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if annuity payments have already begun, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.

   VARIABLE ANNUITY PAYMENTS

   The Adjusted Contract Value (the account value, less any applicable premium taxes, account fee, and any prorated rider charge) is determined on the annuity calculation date, which is a business day no more than five
   (5) business days before the annuity date. The first variable annuity payment will be based upon the Adjusted Contract Value, the annuity option elected, the annuitant's age, the annuitant's sex (where permitted by law), and the appropriate variable annuity option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase for the assumed investment return and annuity option elected. If, as of the annuity calculation date, the then current variable annuity option rates applicable to this class of contracts provide a first annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made.

   The dollar amount of variable annuity payments after the first payment is determined as follows:

       . The dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each applicable investment portfolio as of the annuity calculation date. This establishes the number of annuity units for each payment. The number of annuity units for each applicable investment portfolio remains fixed during the annuity period, provided that transfers among the subaccounts will be made by converting the number of annuity units being transferred to the number of annuity units of the subaccount to which the transfer is made, and the number of annuity units will be adjusted for transfers to a fixed annuity option.

          Please see the Statement of Additional Information for details about making transfers during the Annuity Phase.

       . The fixed number of annuity units per payment in each investment portfolio is multiplied by the annuity unit value for that investment portfolio for the business day for which the annuity payment is being calculated. This result is the dollar amount of the payment for each applicable investment portfolio, less any account fee. The account fee will be deducted pro rata out of each annuity payment.

       . The total dollar amount of each variable annuity payment is the sum of all investment portfolio variable annuity payments.

   ANNUITY UNIT. The initial annuity unit value for each investment portfolio of the Separate Account was set by us. The subsequent annuity unit value for each investment portfolio is determined by multiplying the annuity unit value for the immediately preceding business day by the net investment factor (see the Statement of Additional Information for a definition) for the investment portfolio for the current business day and multiplying the result by a factor for each day since the last business day which represents the daily equivalent of the AIR you elected.

   FIXED ANNUITY PAYMENTS

   The Adjusted Contract Value (defined above under "Variable Annuity Payments") on the day immediately preceding the annuity date will be used to determine a fixed annuity payment. The annuity payment will be based upon the annuity option elected, the annuitant's age, the annuitant's sex (where permitted by law), and the appropriate annuity option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase. If, as of the annuity calculation date, the then current annuity option rates applicable to this class of contracts provide an annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made. You may not make a transfer from the fixed annuity option to the variable annuity option.

In the "Description of LIS" section, replace item (2) under the "Exercising the LIS Rider" heading with the following:

   (2) Joint and last survivor annuity with 10 years of annuity payments guaranteed. Based on federal tax rules, this option is not available for Qualified Contracts where the difference in ages of the joint annuitants, who are not spouses, is greater than 10 years.

4. LIVING BENEFITS

In the "LIVING BENEFITS" section, under "Guaranteed Withdrawal Benefit" replace the third paragraph after the "Annual Benefit Payment" paragraph with the following:

   REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to
   Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. These required distributions may be larger than your Annual Benefit Payment. If you enroll in the Automated Required Minimum Distribution program and elect annual withdrawals, AFTER THE FIRST CONTRACT YEAR, we will increase your Annual Benefit Payment to equal your most recently calculated required minimum distribution amount, if such amount is greater than your Annual Benefit Payment. Otherwise, any cumulative withdrawals you make to satisfy your required minimum distribution amount may exceed your Annual Benefit Payment; if such withdrawals exceed your Annual Benefit Payment, the Annual Benefit Payment will be recalculated and may be reduced. YOU MUST BE ENROLLED ONLY IN THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM TO
            ----
   QUALIFY FOR THIS INCREASE IN THE ANNUAL BENEFIT PAYMENT. YOU MAY NOT BE ENROLLED IN ANY OTHER SYSTEMATIC WITHDRAWAL PROGRAM. THE FREQUENCY OF YOUR WITHDRAWALS MUST BE ANNUAL. THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM IS BASED ON INFORMATION RELATING TO THIS CONTRACT ONLY. To enroll in the Automated Required Minimum Distribution program, please contact our Annuity Service Center.

5. DEATH BENEFIT

In the "DEATH BENEFIT" section, add the following to the end of the first paragraph of the "Upon Your Death" section:

   If the death benefit payable is an amount that exceeds the account value on the day it is determined, we will apply to the contract an amount equal to the difference between the death benefit payable and the account value, in accordance with the current allocation of the account value. This death benefit amount remains in the investment portfolios until each of the other beneficiaries submits the necessary documentation in good order to claim his/her death benefit. (See "General Death Benefit Provisions" below.) Any death benefit amounts held in the investment portfolios on behalf of the remaining beneficiaries are subject to investment risk. There is no additional death benefit guarantee.

6. FEDERAL INCOME TAX STATUS

In the "FEDERAL INCOME TAX STATUS" section, add the following after the third paragraph under the "Other Tax Issues" heading:

   Under recently enacted legislation, you (and after your death, your designated beneficiaries) generally do not have to take the required minimum distribution for 2009. The waiver does not apply to any 2008 payments even if received in 2009, so for those payments, you are still required to receive your first required minimum distribution payment by April 1, 2009. In contrast, if your first required minimum distribution would have been due by April 1, 2010, you are not required to take such distribution; however, your 2010 required minimum distribution is due by December 31, 2010. For after-death required minimum distributions, the five year rule is applied without regard to calendar year 2009. For instance, if you died in 2007, the five year period ends in 2013 instead of 2012. This required minimum distribution waiver does not apply if you are receiving annuitized payments under your contract. The required minimum distribution rules are complex, so consult with your tax advisor before waiving your 2009 required minimum distribution payment.

7. OTHER INFORMATION

In the "OTHER INFORMATION" section, add the following to the end of the third paragraph under the "MetLife Investors" heading:

   With respect to the guarantee, General American Life is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.

Add the following after the second paragraph under the "Requests and Elections" heading:

   A request or transaction generally is considered in GOOD ORDER if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in good order. If you have any questions, you should contact us or your registered representative before submitting the form or request.

8. APPENDIX A

In the first paragraph of the "Discontinued Investment Portfolios" section at the end of Appendix A, note that the name of the Julius Baer International Stock Portfolio (formerly the FI International Stock Portfolio, and previously the Putnam International Stock Portfolio) (closed effective December 19, 2003) has changed to the Artio International Stock Portfolio.

Add the following to the end of the "Discontinued Investment Portfolios" section:

   Effective as of May 4, 2009, Met Investors Series Trust: Met/AIM Capital Appreciation Portfolio (Class A) (closed effective April 30, 2007) merged into Metropolitan Series Fund, Inc.: BlackRock Legacy Large Cap Growth Portfolio (Class A).

   Effective as of May 4, 2009, Metropolitan Series Fund, Inc.: Capital Guardian U.S. Equity Portfolio (Class B) (closed effective April 28, 2008) merged into Met Investors Series Trust: Pioneer Fund Portfolio (Class A).

9. APPENDIX B

Replace Appendix B with the Appendix B attached to this prospectus supplement.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

              5 Park Plaza, Suite 1900  Telephone: 800-709-2811
              Irvine, CA 92614

APPENDIX B

PARTICIPATING INVESTMENT PORTFOLIOS


Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.


AMERICAN FUNDS INSURANCE SERIES (Reg. TM)

(CLASS 2)


American Funds Insurance Series (Reg. TM) is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolios are available under the contract:


AMERICAN FUNDS GLOBAL GROWTH FUND


INVESTMENT OBJECTIVE: The American Funds Global Growth Fund seeks capital appreciation through stocks.


AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND


INVESTMENT OBJECTIVE: The American Funds Global Small Capitalization Fund seeks capital appreciation through stocks.


AMERICAN FUNDS GROWTH FUND


INVESTMENT OBJECTIVE: The American Funds Growth Fund seeks capital appreciation through stocks.


MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)



Met Investors Series Trust is managed by MetLife Advisers, LLC, which is an affiliate of MetLife Investors. (Met Investors Advisory, LLC the former investment manager of Met Investors Series Trust, merged into MetLife Advisers, LLC on May 1, 2009.) Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B or, as noted, Class A portfolios are available under the contract:


BLACKROCK HIGH YIELD PORTFOLIO+


SUBADVISER: BlackRock Financial Management, Inc.


INVESTMENT OBJECTIVE: The BlackRock High Yield Portfolio seeks to maximize total return, consistent with income generation and prudent investment management.


BLACKROCK LARGE CAP CORE PORTFOLIO+


SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Large Cap Core Portfolio seeks long-term capital growth.



CLARION GLOBAL REAL ESTATE PORTFOLIO


SUBADVISER: ING Clarion Real Estate Securities L.P.


INVESTMENT OBJECTIVE: The Clarion Global Real Estate Portfolio seeks to provide total return through investment in real estate securities, emphasizing both capital appreciation and current income.


DREMAN SMALL CAP VALUE PORTFOLIO


SUBADVISER: Dreman Value Management, LLC


INVESTMENT OBJECTIVE: The Dreman Small Cap Value Portfolio seeks capital appreciation.


LAZARD MID CAP PORTFOLIO


SUBADVISER: Lazard Asset Management LLC


INVESTMENT OBJECTIVE: The Lazard Mid Cap Portfolio seeks long-term growth of capital.


LORD ABBETT BOND DEBENTURE PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.


LORD ABBETT GROWTH AND INCOME PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuation in market value.


LORD ABBETT MID CAP VALUE PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Mid Cap Value Portfolio seeks capital appreciation through investments primarily in equity securities which are believed to be undervalued in the marketplace.

MET/FRANKLIN MUTUAL SHARES PORTFOLIO


SUBADVISER: Franklin Mutual Advisers, LLC


INVESTMENT OBJECTIVE: The Met/Franklin Mutual Shares Portfolio seeks capital appreciation, which may occasionally be short-term. The portfolio's secondary investment objective is income.


MET/TEMPLETON GROWTH PORTFOLIO


SUBADVISER: Templeton Global Advisors Limited


INVESTMENT OBJECTIVE: The Met/Templeton Growth Portfolio seeks long-term capital growth.


MFS (Reg. TM) EMERGING MARKETS EQUITY PORTFOLIO


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Emerging Markets Equity Portfolio seeks capital appreciation.


MFS (Reg. TM) RESEARCH INTERNATIONAL PORTFOLIO


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Research International Portfolio seeks capital appreciation.


OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO


SUBADVISER: OppenheimerFunds, Inc.


INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.



PIMCO INFLATION PROTECTED BOND PORTFOLIO+


SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The PIMCO Inflation Protected Bond Portfolio seeks maximum real return, consistent with preservation of capital and prudent investment management.



PIMCO TOTAL RETURN PORTFOLIO


SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.


PIONEER FUND PORTFOLIO (CLASS A)


SUBADVISER: Pioneer Investment Management, Inc.


INVESTMENT OBJECTIVE: The Pioneer Fund Portfolio seeks reasonable income and capital growth.


PIONEER STRATEGIC INCOME PORTFOLIO (CLASS A)


SUBADVISER: Pioneer Investment Management, Inc.


INVESTMENT OBJECTIVE: The Pioneer Strategic Income Portfolio seeks a high level of current income.


VAN KAMPEN COMSTOCK PORTFOLIO



SUBADVISER: Morgan Stanley Investment Management, Inc., doing business as Van Kampen



INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.


VAN KAMPEN MID CAP GROWTH PORTFOLIO



SUBADVISER: Morgan Stanley Investment Management, Inc., doing business as Van Kampen



INVESTMENT OBJECTIVE: The Van Kampen Mid Cap Growth Portfolio seeks capital appreciation.



+These portfolios are not available for investment prior to May 4, 2009.


METROPOLITAN SERIES FUND, INC.


Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC is the investment adviser to the portfolios. The following portfolios are available under the contract:


BLACKROCK BOND INCOME PORTFOLIO (CLASS B)



SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Bond Income Portfolio seeks a competitive total return primarily from investing in fixed-income securities.



BLACKROCK LEGACY LARGE CAP GROWTH PORTFOLIO (CLASS A)+



SUBADVISER: BlackRock Advisors, LLC



INVESTMENT OBJECTIVE: The BlackRock Legacy Large Cap Growth Portfolio seeks long-term growth of capital.

BLACKROCK MONEY MARKET PORTFOLIO (CLASS B)


SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital.


An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.



During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.


DAVIS VENTURE VALUE PORTFOLIO (CLASS E)


SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers - NY, Inc., a wholly-owned subsidiary.


INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.



LOOMIS SAYLES SMALL CAP GROWTH PORTFOLIO (CLASS B) (formerly Franklin Templeton Small Cap Growth Portfolio)


SUBADVISER: Loomis, Sayles & Company, L.P. (formerly Franklin Advisers, Inc.)


INVESTMENT OBJECTIVE: The Loomis Sayles Small Cap Growth Portfolio seeks long-term capital growth.


MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY PORTFOLIO (CLASS B)+


SUBADVISER: Dimensional Fund Advisors LP


INVESTMENT OBJECTIVE: The Met/Dimensional International Small Company Portfolio seeks long-term capital appreciation.


MFS (Reg. TM) TOTAL RETURN PORTFOLIO (CLASS B)



SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Total Return Portfolio seeks a favorable total return through investment in a diversified portfolio.



MFS (Reg. TM) VALUE PORTFOLIO (CLASS B)



SUBADVISER: Massachusetts Financial Services Company



INVESTMENT OBJECTIVE: The MFS (Reg. TM) Value Portfolio seeks capital appreciation.


OPPENHEIMER GLOBAL EQUITY PORTFOLIO (CLASS B)



SUBADVISER: OppenheimerFunds, Inc.


INVESTMENT OBJECTIVE: The Oppenheimer Global Equity Portfolio seeks capital appreciation.



+These portfolios are not available for investment prior to May 4, 2009.



MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)


In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios are available under the contract:


METLIFE DEFENSIVE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks to provide a high level of current income with growth of capital a secondary objective.


METLIFE MODERATE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks to provide a high total return in the form of income and growth of capital, with a greater emphasis on income.


METLIFE BALANCED STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.


METLIFE GROWTH STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks to provide growth of capital.


METLIFE AGGRESSIVE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks to provide growth of capital.

MET INVESTORS SERIES TRUST - FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIO (CLASS B)



In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolio managed by Met Investors Advisory, LLC is also available under the contract:



MET/FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO



INVESTMENT OBJECTIVE: The Met/Franklin Templeton Founding Strategy Portfolio seeks capital appreciation and secondarily seeks income.


MET INVESTORS SERIES TRUST - SSGA ETF PORTFOLIOS (CLASS B)


In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolios managed by Met Investors Advisory, LLC are also available under the contract:


SSGA GROWTH AND INCOME ETF PORTFOLIO+


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth and Income ETF Portfolio seeks growth of capital and income.


SSGA GROWTH ETF PORTFOLIO+


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth ETF Portfolio seeks growth of capital.


+These portfolios are not available for investment prior to May 4, 2009.

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                        SUPPLEMENT DATED APRIL 28, 2008
                                      TO
             PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement revises information in the prospectuses dated November 9, 2006 (as supplemented) for the Class A and B variable annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (800) 709-2811 to request a free copy.

1. THE ANNUITY CONTRACT

In "THE ANNUITY CONTRACT" section of the prospectus, add the following immediately above the "Market Timing" heading:

    Because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation (see "Death Benefit -- Spousal Continuation"), are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law.

2. PURCHASE

In the "PURCHASE" section, replace the second-to-last sentence in the third paragraph under the "Allocation of Purchase Payments" heading with the following:

    If you wish to allocate the payment to more than 18 investment portfolios (including the fixed account), we must have your request to allocate future purchase payments to more than 18 investment portfolios on record before we can apply your subsequent purchase payment to your chosen allocation.

3. INVESTMENT OPTIONS

In the "INVESTMENT OPTIONS" section, replace the section titled "Certain Payments We Receive with Regard to the Investment Portfolios" with the following:

    CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS.

    An investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory, LLC) or subadviser of an investment portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the contracts and, in our role as an intermediary, with respect to the investment portfolios. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from investment portfolio assets. Contract owners, through their indirect investment in the investment portfolios, bear the costs of these advisory fees (see the investment portfolios' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%.

    Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.

                                                                 SUPP-AC5AB0408

    We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory, LLC, which are formed as "limited liability companies." Our ownership interests in MetLife Advisers, LLC and Met Investors Advisory, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolios. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples -- Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)

    Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An investment portfolio's 12b-1 Plan, if any, is described in more detail in the investment portfolio's prospectus. (See "Fee Tables and Examples -- Investment Portfolio Expenses" and "Other Information -- Distributor.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b-1 Plan decrease the investment portfolio's investment return.

    We select the investment portfolios offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from contract owners. In some cases, we have included investment portfolios based on recommendations made by selling firms. These selling firms may receive payments from the investment portfolios they recommend (including through inclusion of portfolios in any asset allocation models they develop) and may benefit accordingly from the allocation of account value to such investment portfolios.

    WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

    We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series(R). (See "Other Information - Distributor.")

Replace the sections titled "American Funds Insurance Series (Class 2)" through "Met Investors Series Trust -- MetLife Asset Allocation Program (Class B)" with the following:

    AMERICAN FUNDS INSURANCE SERIES(R) (CLASS 2)

    American Funds Insurance Series(R) is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolios are available under the contract:

        American Funds Global Growth Fund
        American Funds Global Small Capitalization Fund
        American Funds Growth Fund

    MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)

    Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or, as noted, Class A portfolios are available under the contract:

        Clarion Global Real Estate Portfolio
        Dreman Small Cap Value Portfolio
        Lazard Mid Cap Portfolio
        Lord Abbett Bond Debenture Portfolio
        Lord Abbett Growth and Income Portfolio
        Lord Abbett Mid Cap Value Portfolio
        Met/Franklin Mutual Shares Portfolio
        Met/Templeton Growth Portfolio
        MFS(R) Emerging Markets Equity Portfolio
        MFS(R) Research International Portfolio
        Oppenheimer Capital Appreciation Portfolio
        PIMCO Total Return Portfolio
        Pioneer Fund Portfolio (Class A)
        Pioneer Strategic Income Portfolio (Class A)
        Van Kampen Comstock Portfolio
        Van Kampen Mid Cap Growth Portfolio

    METROPOLITAN SERIES FUND, INC. (CLASS B OR, AS NOTED, CLASS E)

    Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or, as noted, Class E portfolios are available under the contract:

        BlackRock Bond Income Portfolio
        BlackRock Money Market Portfolio
        Davis Venture Value Portfolio (Class E)
        Franklin Templeton Small Cap Growth Portfolio
        MFS(R) Total Return Portfolio
        MFS(R) Value Portfolio
        Oppenheimer Global Equity Portfolio

    MET INVESTORS SERIES TRUST -- METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

    In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

        MetLife Defensive Strategy Portfolio
        MetLife Moderate Strategy Portfolio
        MetLife Balanced Strategy Portfolio
        MetLife Growth Strategy Portfolio
        MetLife Aggressive Strategy Portfolio

    MET INVESTORS SERIES TRUST -- FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIOS (CLASS B)

    In addition to the portfolios listed above under Met Investors Series
    Trust, the following Class B portfolio is also available under the contract:

        Met/Franklin Templeton Founding Strategy Portfolio

4


In the "Market Timing" subsection of the "Transfers" section, replace the list of Monitored Portfolios with the following:

    the American Funds Global Growth Fund, the American Funds Global Small Capitalization Fund, the Clarion Global Real Estate Portfolio, the Dreman Small Cap Value Portfolio, the Lord Abbett Bond Debenture Portfolio, the Met/Templeton Growth Portfolio, the MFS(R) Emerging Markets Equity Portfolio, the MFS(R) Research International Portfolio, the Pioneer Strategic Income Portfolio, the Franklin Templeton Small Cap Growth Portfolio, and the Oppenheimer Global Equity Portfolio

4. EXPENSES

In the Class B prospectus only, in the "EXPENSES" section, add the following in the "Withdrawal Charge" section, immediately above the "Free Withdrawal Amount" heading:

    A withdrawal charge will be assessed if prior purchase payments are withdrawn pursuant to a request to divide the assets of a contract due to divorce.

5. DEATH BENEFIT

In the "DEATH BENEFIT" section, replace the "Spousal Continuation" section with the following:

    SPOUSAL CONTINUATION

    If the primary beneficiary is the spouse of the owner, upon the owner's death, the beneficiary may elect to continue the contract in his or her own name. Upon such election, the account value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the owner. Any excess of the death benefit amount over the account value will be allocated to each applicable investment portfolio and/or the fixed account in the ratio that the account value in the investment portfolio and/or the fixed account bears to the total account value. The terms and conditions of the contract that applied prior to the owner's death will continue to apply, with certain exceptions described in the contract.

    For purposes of the death benefit on the continued contract, the death benefit is calculated in the same manner as it was prior to continuation except that all values used to calculate the death benefit, which may include a highest anniversary value and/or an annual increase amount (depending on whether you elected an optional death benefit), are reset on the date the spouse continues the contract.

    Spousal continuation will not satisfy minimum required distribution rules for Qualified Contracts other than IRAs (see "Federal Income Tax Status").

6. OTHER INFORMATION

In the "OTHER INFORMATION" section, replace the first sentence under the "Distributor" heading with the following:

    We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 5 Park Plaza, Suite 1900, Irvine, CA 92614, for the distribution of the contracts. Distributor is a member of the Financial Industry Regulatory Authority (FINRA). FINRA maintains a Public Disclosure Program for investors. A brochure that includes information describing the Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

At the end of the first paragraph under the "Requests and Elections" heading, add the following:

    If you send your purchase payments or transaction requests to an address other than the one we have designated for receipt of such purchase payments or requests, we may return the purchase payment to you, or there may be a delay in applying the purchase payment or transaction to your contract.

7. APPENDIX A

At the end of APPENDIX A, replace the first paragraph under the "Discontinued Investment Portfolios" heading with the following:

    DISCONTINUED INVESTMENT PORTFOLIOS. The following investment portfolios are no longer available for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) AIM Variable Insurance Funds ("AIM VI"): AIM VI Capital Appreciation Fund (Series I) and AIM International Growth Fund (Series I) (closed effective May 1, 2002);
    (b) Franklin Templeton Variable Insurance Products Trust: Templeton Foreign Securities Fund (closed effective May 1, 2004) and Templeton Growth Securities Fund (Class 2) (closed effective April 28, 2008); (c) Met Investors Series Trust: T. Rowe Price Mid Cap Growth Portfolio (closed effective May 1, 2003), for contracts issued prior to May 1, 2002, Lord Abbett Growth and Income Portfolio (Class A) (closed effective May 1,
    2004), Legg Mason Value Equity Portfolio (Class B) (closed effective May 1,
    2006), and Met/AIM Capital Appreciation Portfolio (Class A) (closed effective April 30, 2007); (d) Metropolitan Series Fund, Inc.: Julius Baer International Stock Portfolio (formerly FI International Stock Portfolio and previously Putnam International Stock Portfolio) (closed effective December 19, 2003), T. Rowe Price Small Cap Growth Portfolio and T. Rowe Price Large Cap Growth Portfolio (closed effective May 1, 2004), Jennison Growth Portfolio (closed effective May 1, 2005), and Capital Guardian U.S. Equity Portfolio (Class B) (closed effective April 28, 2008); (e) Putnam Variable Trust (Class IB): Putnam VT Growth and Income Fund (closed effective May 1, 2006) and Putnam VT Equity Income Fund (closed effective April 28, 2008).

8. APPENDIX B

Replace Appendix B with the following:

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

AMERICAN FUNDS INSURANCE SERIES(R) (CLASS 2)

American Funds Insurance Series(R) is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolios are available under the contract:

AMERICAN FUNDS GLOBAL GROWTH FUND

INVESTMENT OBJECTIVE: The American Funds Global Growth Fund seeks capital appreciation through stocks.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND

INVESTMENT OBJECTIVE: The American Funds Global Small Capitalization Fund seeks capital appreciation through stocks.

AMERICAN FUNDS GROWTH FUND

INVESTMENT OBJECTIVE: The American Funds Growth Fund seeks capital appreciation through stocks.

MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)

Met Investors Series Trust is managed by Met Investors Advisory LLC, which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B or, as noted, Class A portfolios are available under the contract:

CLARION GLOBAL REAL ESTATE PORTFOLIO

SUBADVISER: ING Clarion Real Estate Securities L.P.

INVESTMENT OBJECTIVE: The Clarion Global Real Estate Portfolio seeks to provide total return through investment in real estate securities, emphasizing both capital appreciation and current income.

DREMAN SMALL CAP VALUE PORTFOLIO

SUBADVISER: Dreman Value Management, LLC

INVESTMENT OBJECTIVE: The Dreman Small Cap Value Portfolio seeks capital appreciation.

LAZARD MID CAP PORTFOLIO

SUBADVISER: Lazard Asset Management LLC

INVESTMENT OBJECTIVE: The Lazard Mid Cap Portfolio seeks long-term growth of capital.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuation in market value.

LORD ABBETT MID CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Mid Cap Value Portfolio seeks capital appreciation through investments primarily in equity securities which are believed to be undervalued in the marketplace.

MET/FRANKLIN MUTUAL SHARES PORTFOLIO

SUBADVISER: Franklin Mutual Advisers, LLC

INVESTMENT OBJECTIVE: The Met/Franklin Mutual Shares Portfolio seeks capital appreciation, which may occasionally be short-term. The portfolio's secondary investment objective is income.

MET/TEMPLETON GROWTH PORTFOLIO

SUBADVISER: Templeton Global Advisors Limited

INVESTMENT OBJECTIVE: The Met/Templeton Growth Portfolio seeks long-term capital growth.

MFS(R) EMERGING MARKETS EQUITY PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Emerging Markets Equity Portfolio seeks capital appreciation.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Research International Portfolio seeks capital appreciation.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

PIONEER FUND PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Fund Portfolio seeks reasonable income and capital growth.

PIONEER STRATEGIC INCOME PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Strategic Income Portfolio seeks a high level of current income.

VAN KAMPEN COMSTOCK PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc.

INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.

VAN KAMPEN MID CAP GROWTH PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc.

INVESTMENT OBJECTIVE: The Van Kampen Mid Cap Growth Portfolio seeks capital appreciation.

METROPOLITAN SERIES FUND, INC. (CLASS B OR, AS NOTED, CLASS E)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. The following Class B or, as noted, Class E portfolios are available under the contract:

BLACKROCK BOND INCOME PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Bond Income Portfolio seeks a competitive total return primarily from investing in fixed-income securities.

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers -- NY, Inc., a wholly-owned subsidiary.

INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.


FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO

SUBADVISER: Franklin Advisers, Inc.

INVESTMENT OBJECTIVE: The Franklin Templeton Small Cap Growth Portfolio seeks long-term capital growth.

MFS(R) TOTAL RETURN PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Total Return Portfolio seeks a favorable total return through investment in a diversified portfolio.

MFS(R) VALUE PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Value Portfolio seeks capital appreciation and reasonable income.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Global Equity Portfolio seeks capital appreciation.

MET INVESTORS SERIES TRUST -- METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios are available under the contract:

METLIFE DEFENSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks to provide a high level of current income with growth of capital a secondary objective.

METLIFE MODERATE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks to provide a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE BALANCED STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.

METLIFE GROWTH STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks to provide growth of capital.

METLIFE AGGRESSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks to provide growth of capital.

MET INVESTORS SERIES TRUST -- FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIO (CLASS B)

In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolio is also available under the contract:

MET/FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO

SUBADVISER: Met Investors Advisory, LLC

INVESTMENT OBJECTIVE: The Met/Franklin Templeton Founding Strategy Portfolio seeks capital appreciation and secondarily seeks income.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE


5 Park Plaza, Suite 1900                               Telephone: 800-709-2811
Irvine, CA 92614

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                       SUPPLEMENT DATED OCTOBER 19, 2007
                                      TO
             PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement describes a change to federal tax regulations that affects certain qualified contracts issued as Tax Sheltered Annuities under section 403(b) of the Internal Revenue Code. This supplement provides information in addition to that contained in the prospectuses dated November 9, 2006 (as supplemented) for the Class A, B, AA, C, L, L-4 Year, VA, and XC products issued by MetLife Investors Insurance Company.

Recently, the IRS announced new regulations affecting 403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under 403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under 403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed AFTER September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made AFTER September 24, 2007, to a contract that was funded by a 90-24 transfer ON OR BEFORE September 24, 2007, MAY subject the contract to this new employer requirement.

If your contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

             5 Park Plaza, Suite 1900              (800) 343-8496
             Irvine, CA 92614

                                                                 SUPP-403BACCT5

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                        SUPPLEMENT DATED APRIL 30, 2007
                                      TO
             PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement revises information in the prospectuses dated November 9, 2006 (as supplemented) for the Class A and Class B contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (800) 709-2811 to request a free copy.

1. MET/AIM CAPITAL APPRECIATION PORTFOLIO (CLASS A)

After the close of business on April 27, 2007, we substituted the Met/AIM Capital Appreciation Portfolio (Class A) of Met Investors Series Trust for the AIM V.I. Capital Appreciation Fund (Series I) of AIM Variable Insurance Funds. The Met/AIM Capital Appreciation Portfolio has been added to the contract solely to receive account values transferred from the AIM V.I. Capital Appreciation Fund pursuant to the substitution. The Met/AIM Capital Appreciation Portfolio is closed for new allocations of purchase payments and transfers of account value (except for existing rebalancing and dollar cost averaging programs). The information provided is for the year ended October 31, 2006./(1)/

Met/AIM Capital Appreciation Portfolio (Class A) of Met Investors Series Trust

a. Subadviser: AIM Capital Management, Inc.

b. Investment Objective: The Met/AIM Capital Appreciation Portfolio seeks capital appreciation.

c. Investment Portfolio Expenses (as a percentage of average daily net assets)

                Management Fee/(2)/:..................... 0.77%
                12b-1/Service Fee:....................... 0.00%
                Other Expenses/(3)/:..................... 0.09%
                                                          ----
                Total Annual Portfolio Expenses:......... 0.86%
                Contractual Expense Subsidy or Deferral:. 0.00%
                                                          ----
                Net Total Annual Portfolio Expenses:..... 0.86%


--------------------------------------------------------------------------------
(1)The investment portfolio's fiscal year end has been changed from October 31 to December 31. The fees and expenses shown are for the investment portfolio's last fiscal year ended October 31, 2006.

(2)The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.

(3)Other Expenses have been restated to reflect new custodian, fund administration and transfer agent fee schedules, as if these fee schedules had been in effect for the previous fiscal year. Other Expenses have also been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the investment portfolio for the entire fiscal year.

2. THE ANNUITY CONTRACT

In "THE ANNUITY CONTRACT" section of the prospectus, replace the paragraph immediately above the "Market Timing" heading with the following:

   As owner of the contract, you exercise all interests and rights under the contract. You can change the owner at any time, subject to our underwriting rules (a change of ownership may terminate certain optional riders). The contract may be owned generally by joint owners (limited to two natural persons). We provide more information on this under "Other Information - Ownership."

                                                                SUPP-0407ACC5AB

3. PURCHASE

In the "Purchase Payments" section of the "PURCHASE" section of the prospectus, add the following after the last bullet item:

  . We reserve the right to refuse purchase payments made via a personal check in excess of $100,000. Purchase payments over $100,000 may be accepted in other forms, including, but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a purchase payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access to Your Money.")
  . We will not accept purchase payments made with cash, money orders, or travelers checks.

4. INVESTMENT OPTIONS

In the "INVESTMENT OPTIONS" section of the prospectus, replace the section titled "Certain Payments We Receive with Regard to the Investment Portfolios" with the following:

   CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory LLC) or subadviser of an investment portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the contracts and, in our role as an intermediary, with respect to the investment portfolios. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from investment portfolio assets. Contract owners, through their indirect investment in the investment portfolios, bear the costs of these advisory fees (see the investment portfolios' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%.

   Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.

   We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." Our ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolios. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples - Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)

   Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An investment portfolio's 12b-1 Plan, if any, is described in more detail in the investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and "Distributor.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b- 1 Plan decrease the investment portfolio's investment return.

   We select the investment portfolios offered through this contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from contract owners. In some cases, we have included investment portfolios based on recommendations made by selling firms.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

In the "Met Investors Series Trust (Class B or Class A, as noted)" section of the "INVESTMENT OPTIONS" section of the prospectus, replace the list of portfolios with the following:

 Lazard Mid-Cap Portfolio
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Growth and Income Portfolio
 Lord Abbett Mid-Cap Value Portfolio
 MFS(R) Research International Portfolio
 Oppenheimer Capital Appreciation Portfolio
 PIMCO Total Return Portfolio
 Pioneer Fund Portfolio (Class A)
 Pioneer Strategic Income Portfolio (Class A)
 Van Kampen Comstock Portfolio
 Van Kampen Mid-Cap Growth Portfolio (formerly Lord Abbett Growth Opportunities
   Portfolio)

In the "Metropolitan Series Fund, Inc. (Class B or Class E, as noted)" section of the "INVESTMENT OPTIONS" section of the prospectus, add the following portfolio to the list of portfolios: Franklin Templeton Small Cap Growth Portfolio.

In the "Transfers - General" section of the "INVESTMENT OPTIONS" section of the prospectus, add the following to the end of the fourth bullet item:

   Currently we are not imposing these restrictions on transfers out of the fixed account, but we have the right to reimpose them at any time.

In the "Transfers - Market Timing" section of the "INVESTMENT OPTIONS" section of the prospectus, replace the second sentence of the second paragraph with the following two sentences:

   Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios (i.e., the American Funds Global Growth Fund, the Templeton Growth Securities Fund, and the Lord Abbett Bond Debenture, MFS(R) Research International, Pioneer Strategic Income, Franklin Templeton Small Cap Growth, and Oppenheimer Global Equity Portfolios), and we monitor transfer activity in those portfolios (the "Monitored Portfolios"). In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios.

In the same "Market Timing" section, add the following after the third paragraph:

   AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all transfer requests to or from an American Funds portfolio to be submitted with an original signature. Further, as Monitored Portfolios, all American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions (described below), and transfer restrictions may be imposed upon a violation of either monitoring policy.

In the same "Market Timing" section, replace the third-to-last and second-to-last paragraphs with the following:

   The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios, we have entered into a written agreement, as required by SEC regulation, with each investment portfolio or its principal underwriter that obligates us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual contract owners, and to execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the frequent trading policies established by the investment portfolio.

   In addition, contract owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the investment portfolios generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios. If an investment portfolio believes that an omnibus order reflects one or more transfer requests from contract owners engaged in disruptive trading activity, the investment portfolio may reject the entire omnibus order.


In the "Dollar Cost Averaging - Enhanced Dollar Cost Program (EDCA)" section of the "INVESTMENT OPTIONS" section of the prospectus, replace the second-to-last paragraph with the following:

   The first transfer we make under the EDCA program is the date your purchase payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for purchase payments allocated on the 29th, 30th, or 31st day of a month. If the selected day is not a business day, the transfer will be deducted from the EDCA account on the selected day but will be applied to the investment portfolios on the next business day. EDCA interest will not be credited on the transfer amount between the selected day and the next business day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.

5. ACCESS TO YOUR MONEY

In the "ACCESS TO YOUR MONEY" section of the prospectus, replace the paragraph above the "How to withdraw all or part of your account value" bullet items with the following:

   We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in good order unless the suspension of payments or transfers provision is in effect. We may withhold payment of withdrawal proceeds if any portion of those proceeds would be derived from a contract owner's check that has not yet cleared (i.e., that could still be dishonored by the contract owner's banking institution). We may use telephone, fax, Internet or other means of communication to verify that payment from the contract owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

In the Class B prospectus only, in "ACCESS TO YOUR MONEY" section, in the first paragraph of the "Systematic Withdrawal Program" section, add the following after the fourth sentence:

   If you purchase the optional GWB rider, you may also elect to receive payments under the Systematic Withdrawal Program on an annual basis.

6. APPENDIX A - DISCONTINUED INVESTMENT PORTFOLIOS

In the "Discontinued Investment Portfolios" section of Appendix A, add the following at the end of section (b) of the first paragraph:

   and Met/AIM Capital Appreciation Portfolio (Class A) (closed effective April 30, 2007)

In the same "Discontinued Investment Portfolios" section, add the following before the last paragraph:

   Effective as of April 30, 2007, the following investment portfolios were merged: (a) approximately 65% of the Lord Abbett America's Value Portfolio (Class B) of the Met Investors Series Trust merged into the Lord Abbett Mid-Cap Value Portfolio (Class B) of the Met Investors Series Trust, and the remainder (approximately 35%) of the Lord Abbett America's Value Portfolio (Class B) of the Met Investors Series Trust merged into the Lord Abbett Bond Debenture Portfolio (Class B) of the Met Investors Series Trust; (b) the Pioneer Mid-Cap Value Portfolio (Class A) of the Met Investors Series Trust merged into the Lazard Mid-Cap Portfolio (Class B) of the Met Investors Series Trust; and (c) the Met/Putnam Capital Opportunities Portfolio (Class
   B) of the Met Investors Series Trust merged into the Lazard Mid-Cap Portfolio (Class B) of the Met Investors Series Trust.

   Effective as of April 30, 2007, AIM Variable Insurance Funds: AIM VI Capital Appreciation Fund (Series I) (closed effective May 1, 2002) was replaced with the Met/AIM Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust.

7. APPENDIX B - PARTICIPATING INVESTMENT PORTFOLIOS

Replace APPENDIX B with the following:

Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

AMERICAN FUNDS INSURANCE SERIES (CLASS 2)

American Funds Insurance Series is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolio is available under the contract:

AMERICAN FUNDS GLOBAL GROWTH FUND

INVESTMENT OBJECTIVE: The American Funds Global Growth Fund seeks capital appreciation through stocks.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)

Franklin Templeton Variable Insurance Products Trust currently consists of 22 separate series (the Fund or Funds). Funds may be available in multiple classes: Class 1, Class 2 and Class 3. Templeton Global Advisors Limited is the investment adviser for the Templeton Growth Securities Fund. The following Class 2 portfolio is available under the contract:

TEMPLETON GROWTH SECURITIES FUND

INVESTMENT OBJECTIVE: The Fund's investment goal is long-term capital growth.

MET INVESTORS SERIES TRUST (CLASS B OR CLASS A, AS NOTED)

Met Investors Series Trust is managed by Met Investors Advisory LLC, which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B or Class A, as noted, portfolios are available under the contract:

LAZARD MID-CAP PORTFOLIO

SUBADVISER: Lazard Asset Management LLC

INVESTMENT OBJECTIVE: The Lazard Mid-Cap Portfolio seeks long-term growth of capital.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuation in market value.

LORD ABBETT MID-CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Mid-Cap Value Portfolio seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Research International Portfolio seeks capital appreciation.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

PIONEER FUND PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Fund Portfolio seeks reasonable income and capital growth.

PIONEER STRATEGIC INCOME PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Strategic Income Portfolio seeks a high level of current income.

VAN KAMPEN COMSTOCK PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc.

INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.

VAN KAMPEN MID-CAP GROWTH PORTFOLIO (formerly Lord Abbett Growth Opportunities Portfolio)

SUBADVISER: Morgan Stanley Investment Management, Inc. (formerly Lord, Abbett & Co. LLC)

INVESTMENT OBJECTIVE: The Van Kampen Mid-Cap Growth Portfolio seeks capital appreciation.

METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. The following Class B or Class E, as noted, portfolios are available under the contract:

BLACKROCK BOND INCOME PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Bond Income Portfolio seeks a competitive total return primarily from investing in fixed-income securities.

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.

CAPITAL GUARDIAN U.S. EQUITY PORTFOLIO

SUBADVISER: Capital Guardian Trust Company

INVESTMENT OBJECTIVE: The Capital Guardian U.S. Equity Portfolio seeks long-term growth of capital.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers -- NY, Inc., a wholly-owned subsidiary.

INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO

SUBADVISER: Franklin Advisers, Inc.

INVESTMENT OBJECTIVE: The Franklin Templeton Small Cap Growth Portfolio seeks long-term capital growth.

MFS(R) TOTAL RETURN PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Total Return Portfolio seeks a favorable total return through investment in a diversified portfolio.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Global Equity Portfolio seeks capital appreciation.

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolio is available under the contract:

PUTNAM VT EQUITY INCOME FUND

INVESTMENT OBJECTIVE: The Fund seeks current income. Capital growth is a secondary objective when consistent with seeking current income.

MET INVESTORS SERIES TRUST -- METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios are available under the contract:

METLIFE DEFENSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks a high level of current income with growth of capital, a secondary objective.

METLIFE MODERATE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE BALANCED STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.

METLIFE GROWTH STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks growth of capital.

METLIFE AGGRESSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks growth of capital.


       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

5 Park Plaza, Suite 1900                                         (800) 709-2811
Irvine, CA 92614

                                                   THE VARIABLE ANNUITY CONTRACT
                                                                       ISSUED BY

                                             METLIFE INVESTORS INSURANCE COMPANY


                                                                             AND


                                 METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE


                                                                         CLASS A


                                                                NOVEMBER 9, 2006


This prospectus describes the flexible premium deferred variable annuity contract offered by MetLife Investors Insurance Company (MetLife Investors or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.


                               The annuity contract has 28 investment choices -
a fixed account that offers an interest rate guaranteed by us, and 27 investment portfolios listed below. You can put your money in the fixed account and/or any of these investment portfolios.


AMERICAN FUNDS INSURANCE SERIES
(CLASS 2):
     American Funds Global Growth Fund*


FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2):
     Templeton Growth Securities Fund


MET INVESTORS SERIES TRUST (CLASS B OR CLASS A, AS NOTED):
     Lord Abbett America's Value Portfolio
     Lord Abbett Bond Debenture Portfolio
     Lord Abbett Growth and Income Portfolio
     Lord Abbett Mid-Cap Value Portfolio
     MFS (Reg. TM) Research International Portfolio
     Oppenheimer Capital Appreciation Portfolio
     PIMCO Total Return Portfolio
     Pioneer Fund Portfolio (Class A)
     Pioneer Mid-Cap Value Portfolio (Class A)
     Pioneer Strategic Income Portfolio (Class A)
     Met/Putnam Capital Opportunities Portfolio
     Van Kampen Comstock Portfolio
     Van Kampen Mid-Cap Growth Portfolio
         (formerly Lord Abbett Growth Opportunities Portfolio)


METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED):
     BlackRock Bond Income Portfolio
     BlackRock Money Market Portfolio
     Capital Guardian U.S. Equity Portfolio
     Davis Venture Value Portfolio (Class E)
     MFS (Reg. TM) Total Return Portfolio
     Oppenheimer Global Equity Portfolio


PUTNAM VARIABLE TRUST (CLASS IB):
     Putnam VT Equity Income Fund


MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B):
     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

* This portfolio is expected to be available on or about November 13, 2006.

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the MetLife Investors Variable Annuity Contract.

To learn more about the MetLife Investors Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated November 9, 2006. The SAI has been filed with the Securities and Exchange Commission
(SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 46 of this prospectus. For a free copy of the SAI, call us at (800) 343-8496, visit our website at WWW.METLIFEINVESTORS.COM, or write to us at: 5 Park Plaza, Suite 1900, Irvine, CA 92614.

The contracts:
o  are not bank deposits
o  are not FDIC insured
o  are not insured by any federal government agency

o  are not guaranteed by any bank or credit union
o  may be subject to loss of principal

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

November 9, 2006


--------------------------------------------------------------------------------
The contracts were originally issued by MetLife Investors Insurance Company of California (MetLife Investors of California) and have become contracts of MetLife Investors as a result of the merger of MetLife Investors of California into MetLife Investors, with MetLife Investors as the surviving company. We no longer offer the contracts to new purchasers. We do continue to accept purchase payments from owners of existing contracts.
--------------------------------------------------------------------------------

TABLE OF CONTENTS                                              PAGE
                         PAGE




INDEX OF SPECIAL TERMS .................................   4
HIGHLIGHTS .............................................   5
FEE TABLES AND EXAMPLES ................................   6
1. THE ANNUITY CONTRACT ................................  11
     Market Timing .....................................  11
2. PURCHASE ............................................  11
     Purchase Payments .................................  11
     Termination for Low Account Value .................  12
     Allocation of Purchase Payments ...................  12
     Free Look .........................................  13
     Accumulation Units ................................  13
     Account Value .....................................  13
     Replacement of Contracts ..........................  13
3. INVESTMENT OPTIONS ..................................  14
     Transfers .........................................  16
     Dollar Cost Averaging Programs ....................  18
     Three Month Market Entry Program ..................  20
     Automatic Rebalancing Program .....................  20
     Description of the MetLife Asset Allocation
       Program .........................................  20
     Voting Rights .....................................  21
     Substitution of Investment Options ................  21
4. EXPENSES ............................................  21
     Product Charges ...................................  21
     Account Fee .......................................  22
     Lifetime Income Solution and Guaranteed
       Minimum Income Benefit Rider Charges ............  22
     Guaranteed Withdrawal Benefit - Rider Charge ......  22
     Sales Charge ......................................  23
     How to Reduce the Sales Charge ....................  23
     Premium and Other Taxes ...........................  23
     Transfer Fee ......................................  24
     Income Taxes ......................................  24
     Investment Portfolio Expenses .....................  24
5. ANNUITY PAYMENTS
     (THE INCOME PHASE) ................................  24
     Annuity Date ......................................  24
     Annuity Payments ..................................  24
     Annuity Options ...................................  25
     Lifetime Income Solution and Guaranteed
       Minimum Income Benefit ..........................  26
     Description of LIS ................................  26
     LIS, GMIB, Qualified Contracts and Decedent
       Contracts .......................................  28
6. ACCESS TO YOUR MONEY ................................  28
     Systematic Withdrawal Program .....................  29


     Suspension of Payments or Transfers ...............  29
7. LIVING BENEFITS .....................................  29
     Guaranteed Withdrawal Benefit .....................  29
8. PERFORMANCE .........................................  32
9. DEATH BENEFIT .......................................  33
     Upon Your Death ...................................  33
     Standard Death Benefit - Principal Protection .....  33
     Optional Death Benefit - Annual Step-Up ...........  33
     Optional Death Benefit - Compounded-Plus ..........  34
     Additional Death Benefit - Earnings Preservation
       Benefit .........................................  35
     General Death Benefit Provisions ..................  35
     Spousal Continuation ..............................  36
     Death of the Annuitant ............................  36
     Controlled Payout .................................  36
10. FEDERAL INCOME TAX STATUS ..........................  36
     Taxation of Non-Qualified Contracts ...............  37
     Taxation of Qualified Contracts ...................  39
     Foreign Tax Credits ...............................  42
     Possible Tax Law Changes ..........................  42
11. OTHER INFORMATION ..................................  42
     MetLife Investors .................................  42
     The Separate Account ..............................  43
     Distributor .......................................  43
     Selling Firms .....................................  43
     Requests and Elections ............................  44
     Ownership .........................................  45
     Legal Proceedings .................................  46
     Financial Statements ..............................  46
TABLE OF CONTENTS OF THE STATEMENT OF
ADDITIONAL INFORMATION .................................  46
APPENDIX A ............................................. A-1
     Condensed Financial Information ................... A-1
APPENDIX B ............................................. B-1
     Participating Investment Portfolios ............... B-1
APPENDIX C ............................................. C-1
     EDCA Examples with Multiple Purchase Payments...... C-1
APPENDIX D ............................................. D-1
     Description of GMIB ............................... D-1
APPENDIX E ............................................. E-1
     Lifetime Income Solution Examples ................. E-1
APPENDIX F ............................................. F-1
     Guaranteed Withdrawal Benefit Examples ............ F-1

INDEX OF SPECIAL TERMS
Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.


                                                                            PAGE
Account Value..............................................................13
Accumulation Phase.........................................................11
Accumulation Unit..........................................................13
Annuitant..................................................................45
Annuity Date...............................................................24
Annuity Options............................................................25
Annuity Payments...........................................................24
Annuity Units..............................................................24
Beneficiary................................................................45
Business Day...............................................................12
Fixed Account..............................................................11
Income Base...............................................26 and Appendix D-1
Income Phase...............................................................11
Investment Portfolios......................................................14
Joint Owners...............................................................45
Owner......................................................................45
Purchase Payment (including Net Purchase Payment)..........................11
Separate Account...........................................................43

HIGHLIGHTS
The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company, where you agree to make at least one purchase payment to us and we agree to make a series of annuity payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in our fixed account and the investment portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose optional death benefits and fixed and variable income options. You can also select the Lifetime Income Solution ("LIS") or the guaranteed withdrawal benefit ("GWB").

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you or a designated payee begin receiving regular annuity payments from your contract. You and the annuitant (the person on whose life we base annuity payments) do not have to be the same, unless you purchase a tax qualified contract or you previously elected the LIS or Guaranteed Minimum Income Benefit ("GMIB") (see "Annuity Payments (The Income Phase) - Lifetime Income Solution and Guaranteed Minimum Income Benefit").

You can have annuity payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable annuity payments, the amount of the variable annuity payments will depend upon the investment performance of the investment portfolio(s) you select for the income phase. If you choose fixed annuity payments, the amount of each payment will not change during the income phase.

TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")

FREE LOOK. You may cancel the contract within 10 days after receiving it (30 days for seniors age 60 or older). You will receive whatever your contract is worth on the day that we receive your cancellation request plus the sales charge. The amount you receive may be more or less than your purchase payment depending upon the performance of the investment portfolios. You bear the risk of any decline in account value. We refund the sales charge but do not refund any other charges or deductions assessed during the free look period. We will return your payment if required by law.

TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a non-qualified contract during the accumulation phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the income phase are considered partly a return of your original investment until your investment is returned.

NON-NATURAL PERSONS AS OWNERS. If the owner of a non-qualified annuity contract is not a natural person (e.g., a corporation, partnership or certain trusts), gains under the contract are generally not eligible for tax deferral.

INQUIRIES. If you need more information, please contact our Annuity Service Center at:

                    MetLife Investors Distribution Company
                                P.O. Box 10366
                          Des Moines, Iowa 50306-0366
                                 (800) 343-8496

ELECTRONIC DELIVERY. As an owner you may elect to receive electronic delivery of current prospectuses related to this contract, prospectuses and annual and semi-annual reports for the investment portfolios and other contract related documents.

Contact us at WWW.METLIFEINVESTORS.COM for more information and to enroll.

FEE TABLES AND EXAMPLES
THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER ACCOUNT VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.

--------------------------------------------------------------------------------
OWNER TRANSACTION EXPENSES TABLE


SALES CHARGE (Note 1)                         5.75%
(as a percentage of purchase payments)
TRANSFER FEE (Note 2)                         $0 (First 12 per year)
                                              $25 (Thereafter)

--------------------------------------------------------------------------------
Note 1. Sales Charges decline based on your investment. (See "Expenses - Sales Charge.")



                                      Sales Charge as
Your Investment                percentage of purchase payment
-----------------------       -------------------------------
Less than $50,000             5.75%
$50,000 - 99,999.99           4.50%
$100,000 - 249,999.99         3.50%
$250,000 - 499,999.99         2.50%
$500,000 - 999,999.99         2.00%
$1,000,000 or greater         1.00%


Note 2. There is no charge for the first 12 transfers in a contract year; thereafter the fee is $25 per transfer. MetLife Investors is currently waiving the transfer fee, but reserves the right to charge the fee in the future.


THE NEXT TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.
--------------------------------------------------------------------------------

ACCOUNT FEE (Note 1)         $30

SEPARATE ACCOUNT ANNUAL EXPENSES
(referred to as Separate Account Product Charges)
(as a percentage of average account value in the Separate Account)


Mortality and Expense Charge                                             0.50%
Administration Charge                                                    0.25%
                                                                         ----
Total Separate Account Annual Expenses                                   0.75%

Death Benefit Rider Charges (Optional)
(as a percentage of average account value in the Separate Account)
Optional Death Benefit - Annual Step-Up                                  0.20%
Optional Death Benefit - Compounded-Plus                                 0.35%
Additional Death Benefit - Earnings Preservation Benefit                 0.25%

Total Separate Account Annual Expenses
Including Highest Charges for Optional Death Benefits                    1.35%

--------------------------------------------------------------------------------
Note 1. An Account Fee of $30 is charged on the last day of each contract year if account value is less than $50,000. Different policies apply during the income phase of the contract. (See "Expenses.")

ADDITIONAL OPTIONAL RIDER CHARGES TABLE*


LIFETIME INCOME SOLUTION (LIS) RIDER CHARGE         0.50% of the Income Base (Note 1)
GUARANTEED WITHDRAWAL BENEFIT RIDER CHARGE          0.25% of the Guaranteed Withdrawal Amount (Note
                                                      2)

Note 1. See "Annuity Payments (The Income Phase) - Lifetime Income Solution and Guaranteed Minimum Income Benefit" for a definition of the term Income Base.

Note 2. See "Living Benefits - Guaranteed Withdrawal Benefit" for a definition of the term Guaranteed Withdrawal Amount.

*Certain periodic fees and expenses for contracts issued before May 1, 2004, are different. Certain fees and expenses may not apply during the income phase of the contract. (See "Expenses.")
--------------------------------------------------------------------------------
THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED
BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.


Total Annual Investment                                                      Minimum           Maximum
                                                                             ----              ----
Portfolio Operating Expenses (expenses that are deducted from                0.67%             3.59%
investment portfolio assets, including management fees, 12b-1/service fees, and other expenses)

--------------------------------------------------------------------------------
FOR INFORMATION CONCERNING COMPENSATION PAID FOR THE SALE OF THE CONTRACTS, SEE "OTHER INFORMATION -

DISTRIBUTOR."

INVESTMENT PORTFOLIO EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

The following table is a summary. For more complete information on investment portfolio fees and expenses, please refer to the prospectus for each investment portfolio.




                                                                                                 TOTAL
                                                                     12B-1/                      ANNUAL
                                                      MANAGEMENT     SERVICE       OTHER       PORTFOLIO
                                                         FEES         FEES      EXPENSES(1)     EXPENSES
                                                     ------------ ------------ ------------- -------------
AMERICAN FUNDS INSURANCE SERIES
 American Funds Global Growth Fund(2)                   0.58%       0.25%         0.04%         0.87%
FRANKLIN TEMPLETON VIP TRUST
 Templeton Growth Securities Fund                       0.75%       0.25%         0.07%         1.07%
MET INVESTORS SERIES TRUST
 Lord Abbett America's Value Portfolio(3)               0.65%       0.25%         0.28%         1.18%
 Lord Abbett Bond Debenture Portfolio                   0.51%       0.25%         0.05%         0.81%
 Lord Abbett Growth and Income Portfolio(4)             0.50%       0.25%         0.04%         0.79%
 Lord Abbett Mid-Cap Value Portfolio                    0.68%       0.25%         0.08%         1.01%
 MFS (Reg. TM) Research International Portfolio(1)      0.74%       0.25%         0.23%         1.22%
 Oppenheimer Capital Appreciation                       0.59%       0.25%         0.10%         0.94%
 Portfolio(1)
 PIMCO Total Return Portfolio(1)                        0.50%       0.25%         0.07%         0.82%
 Pioneer Fund Portfolio(3)(5)                           0.75%       0.00%         0.28%         1.03%
 Pioneer Mid-Cap Value Portfolio(3)(5)                  0.75%       0.00%         2.84%         3.59%
 Pioneer Strategic Income Portfolio(5)                  0.73%       0.00%         0.09%         0.82%
 Met/Putnam Capital Opportunities Portfolio             0.85%       0.25%         0.37%         1.47%
 Van Kampen Comstock Portfolio(6)                       0.63%       0.25%         0.05%         0.93%
 Van Kampen Mid-Cap Growth Portfolio(3)(7)              0.70%       0.25%         0.29%         1.24%
METROPOLITAN SERIES FUND, INC.
 BlackRock Bond Income Portfolio                        0.40%       0.25%         0.07%         0.72%
 BlackRock Money Market Portfolio(3)                    0.35%       0.25%         0.07%         0.67%
 Capital Guardian U.S. Equity Portfolio                 0.67%       0.25%         0.06%         0.98%
 Davis Venture Value Portfolio                          0.72%       0.15%         0.04%         0.91%
 MFS (Reg. TM) Total Return Portfolio(8)                0.57%       0.25%         0.16%         0.98%
 Oppenheimer Global Equity Portfolio                    0.60%       0.25%         0.33%         1.18%
PUTNAM VARIABLE TRUST
 Putnam VT Equity Income Fund                           0.65%       0.25%         0.17%         1.07%

                                                                                                       TOTAL
                                                                                                      ANNUAL
                                                                                                     PORTFOLIO
                                                                                                     EXPENSES
                                                                                         TOTAL       INCLUDING
                                                                                         ANNUAL     EXPENSES OF
                                             MANAGEMENT   12B-1/SERVICE      OTHER     PORTFOLIO    UNDERLYING
                                                FEES           FEES        EXPENSES     EXPENSES   PORTFOLIOS(9)
                                            ------------ --------------- ------------ ----------- --------------
MET INVESTORS SERIES TRUST -
 METLIFE ASSET ALLOCATION PROGRAM
 MetLife Defensive Strategy Portfolio(9)      0.10%        0.25%           0.05%        0.40%       1.04%
 MetLife Moderate Strategy Portfolio(9)       0.09%        0.25%           0.01%        0.35%       1.01%
 MetLife Balanced Strategy Portfolio(9)       0.06%        0.25%           0.01%        0.32%       1.02%
 MetLife Growth Strategy Portfolio(9)         0.07%        0.25%           0.01%        0.33%       1.08%
 MetLife Aggressive Strategy Portfolio(9)     0.10%        0.25%           0.02%        0.37%       1.15%


Total Annual Portfolio Expenses do not reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the investment portfolios through April 30, 2007 (excluding optional extensions). Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements. The investment portfolios provided the information on their expenses, and we have not independently verified the information. Unless otherwise indicated the information provided is for the year ended December 31, 2005.

(1) Other Expenses may include amounts repaid to investment advisers or managers pursuant to contractual arrangements for prior waivers or payments of portfolio expenses. The amounts repaid per portfolio are:
    0.05% for the MFS (Reg. TM) Research International Portfolio; 0.05% for the Oppenheimer Capital Appreciation Portfolio; and 0.01% for the PIMCO Total Return Portfolio.

(2) The American Funds Global Growth Fund is expected to be available on or about November 13, 2006. The portfolio's investment adviser began waiving 5% of its management fees on September 1, 2004. Beginning April 1, 2005, this waiver increased to 10% and will continue at this level until further review. Total Annual Portfolio Expenses do not reflect this waiver. With this waiver, net total annual portfolio expenses are 0.82%.

(3) The net total annual portfolio expenses are: 1.10% for Lord Abbett America's Value Portfolio; 1.00% for Pioneer Fund Portfolio; 1.00% for Pioneer Mid-Cap Value Portfolio; 1.19% for Van Kampen Mid-Cap Growth Portfolio; and 0.66% for BlackRock Money Market Portfolio. Net total annual portfolio expenses reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the portfolios. Each of these expense limitation arrangements is in effect until at least April 30, 2007 (excluding optional extensions). Net total annual portfolio expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements.

(4) The management fee has been restated to reflect a new management fee schedule that became effective on January 1, 2006.

(5) Portfolio expenses for this investment portfolio are estimated for the year ending December 31, 2006.

(6) Total Annual Portfolio Expenses for the Van Kampen Comstock Portfolio are annualized based on the months the portfolio was in operation in 2005. The Van Kampen Comstock Portfolio commenced operations on May 1, 2005.

(7) Due to certain brokerage commission recaptures not shown in the table, actual net total annual portfolio expenses for the Van Kampen Mid-Cap Growth Portfolio were 1.15% for the year ended December 31, 2005.

(8) The management fee has been restated to reflect a new management fee schedule that became effective on May 1, 2006.

(9) Management fees have been restated to reflect a new fee schedule that became effective on May 1, 2005. Because the MetLife Asset Allocation

    Program portfolios (the "Portfolios") invest in other underlying portfolios, each Portfolio also will bear its pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee. The weighted average of the total annual portfolio expenses of the underlying portfolios (before any
                                                            ------
    applicable expense limitations) as of December 31, 2005 were: 0.64% for the MetLife Defensive Strategy Portfolio; 0.66% for the MetLife Moderate

    Strategy Portfolio; 0.70% for the MetLife Balanced Strategy Portfolio;

    0.75% for the MetLife Growth Strategy Portfolio; and 0.78% for the MetLife

    Aggressive Strategy Portfolio. The weighted average of the total annual portfolio expenses of the underlying portfolios (after any applicable
                                                     -----
    expense limitations) as of December 31, 2005 were: 0.64% for the MetLife

    Defensive Strategy Portfolio; 0.66% for the MetLife Moderate Strategy

    Portfolio; 0.70% for the MetLife Balanced Strategy Portfolio; 0.74% for

    the MetLife Growth Strategy Portfolio; and 0.77% for the MetLife

    Aggressive Strategy Portfolio. The net total annual portfolio expenses of the Portfolios, including the weighted average of the total portfolio expenses of the underlying portfolios (after any applicable expense
                                           -----
    limitations) as of December 31, 2005 were: 0.99% for the MetLife Defensive Strategy Portfolio; 1.01% for the MetLife Moderate Strategy Portfolio; 1.02% for the MetLife Balanced Strategy Portfolio; 1.07% for the MetLife Growth Strategy Portfolio; and 1.12% for the MetLife Aggressive Strategy Portfolio. Each of these expense limitation arrangements is in effect until at least April 30, 2007 (excluding optional extensions). Net total annual portfolio expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements.

EXAMPLES
THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND INVESTMENT PORTFOLIO FEES AND EXPENSES.

THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUME: (A) MAXIMUM AND (B) MINIMUM FEES AND EXPENSES OF ANY OF THE INVESTMENT PORTFOLIOS (BEFORE SUBSIDY AND/OR DEFERRAL). ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:

CHART 1. Chart 1 assumes you select the Compounded-Plus Death Benefit rider, the Additional Death Benefit - Earnings Preservation Benefit and the Lifetime Income Solution rider, regardless of whether you surrender or annuitize the contract or not, which is the most expensive way to purchase the contract.


                               Time Periods
      1 year                3 years            5 years           10 years
------------------       ------------       ------------       ------------
       (a)$1,096          (a)$2,137          (a)$3,175          (a)$5,766
         (b)$823          (b)$1,340          (b)$1,887          (b)$3,401

CHART 2. Chart 2 below assumes that you do not select optional death benefit riders, the Lifetime Income Solution rider or the Guaranteed Withdrawal Benefit rider, regardless of whether you surrender or annuitize the contract or not, which is the least expensive way to purchase the contract.


                            Time Periods
   1 year             3 years            5 years           10 years
------------       ------------       ------------       ------------
   (a)$988          (a)$1,821          (a)$2,662          (a)$4,802
   (b)$714          (b)$1,007          (b)$1,321          (b)$2,207



The Examples should not be considered a representation of past or future expenses or annual rates of return of any investment portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples. Condensed financial information containing the accumulation unit value history appears in Appendix A of this prospectus as well as in the SAI.

1. THE ANNUITY CONTRACT
This prospectus describes the Variable Annuity Contract offered by us.

The variable annuity contract is a contract between you as the owner, and us, the insurance company, where we promise to pay an income to you, in the form of annuity payments, beginning on a designated date that you select. Until you decide to begin receiving annuity payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving annuity payments, your contract switches to the INCOME PHASE.

The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract. For any tax qualified account (e.g., an IRA, 401 plan or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Tax Status.")

The contract is called a variable annuity because you can choose among the investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the investment portfolio(s) you select for the income phase. We do not guarantee the investment performance of the variable annuity portion. You bear the full investment risk for all amounts allocated to the variable annuity portion.

The contract also contains a FIXED ACCOUNT. The fixed account is not offered by this prospectus. The fixed account offers an interest rate that is guaranteed by us. If you select the fixed account, your money will be placed with our other general account assets, and the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The fixed account is part of our general account. Our general account consists of all assets owned by us other than those in the Separate Account and our other separate accounts. We have sole discretion over the investment of assets in the general account. If you select a fixed annuity payment option during the income phase, payments are made from our general account assets.

The amount of the annuity payments you receive during the income phase from a fixed annuity payment option of the contract will remain level for the entire income phase, provided that the payment may increase in the event you make a transfer from a variable annuity payment option to the fixed annuity payment. Please see the terms of your actual contract for more detailed information.

As owner of the contract, you exercise all interests and rights under the contract. You can change the owner at any time by notifying us in writing. The contract may be owned generally by joint owners (limited to two natural persons). We provide more information on this under "Other Information."

MARKET TIMING

We have policies and procedures that attempt to detect transfer activity that may adversely affect other owners or investment portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (I.E., market timing). We employ various means to try to detect such transfer activity, such as periodically examining the frequency and size of transfers into and out of particular investment portfolios made by owners within given periods of time and/or investigating transfer activity identified by the investment portfolios on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our market timing policies and procedures are discussed in more detail in "Investment Options - Transfers - Market Timing."



2. PURCHASE
PURCHASE PAYMENTS

A PURCHASE PAYMENT is the money you give us to invest in the contract. The initial purchase payment is due on the date the contract is issued. A NET PURCHASE PAYMENT is a purchase payment less the sales charge. Subject to the minimum and maximum payment requirements (see below), you may make additional purchase payments.

o The minimum initial purchase payment we will accept is $5,000 when the contract is purchased as a non-qualified contract.

o If you are purchasing the contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan, the minimum we will accept is $2,000.

o If you want to make an initial purchase payment of $1 million or more, or an additional purchase payment that would cause your total purchase payments to exceed $1 million, you will need our prior approval.

o You can make additional purchase payments of $500 or more to either type of contract (qualified and non-qualified) unless you have elected an electronic funds transfer program approved by us, in which case the minimum additional purchase payment is $100 per month.

o  We will accept a different amount if required by federal tax law.

We reserve the right to reject any application or purchase payment and to limit future purchase payments.

TERMINATION FOR LOW ACCOUNT VALUE

We may terminate your contract by paying you the account value in one sum if, prior to the annuity date, you do not make purchase payments for two consecutive contract years, the total amount of purchase payments made, less any partial withdrawals, is less than $2,000 or any lower amount required by federal tax laws, and the account value on or after the end of such two year period is less than $2,000. Accordingly, no contract will be terminated due solely to negative investment performance.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your net purchase payment to the fixed account and/or any of the investment portfolios you have selected. You may not choose more than 18 investment portfolios (including the fixed account) at the time your initial purchase payment is allocated. Each allocation must be at least $500 and must be in whole numbers.

We have reserved the right to restrict payments to the fixed account if any of the following conditions exist:

o the credited interest rate on the fixed account is equal to the guaranteed minimum rate; or

o your account value in the fixed account equals or exceeds our published maximum for fixed account allocation (currently, there is no limit); or

o  a transfer was made out of the fixed account within the previous 180 days.

If you make additional net purchase payments, we will allocate them in the same way as your first net purchase payment unless you tell us otherwise. However, if you make an additional purchase payment and you have an EDCA or DCA program in effect, we will allocate your additional payments to the investment portfolios selected under the EDCA or DCA program unless you tell us otherwise. You may change your allocation instructions at any time by notifying us in writing, by calling us or by Internet. You may not choose more than 18 investment portfolios (including the fixed account) at the time you submit a subsequent purchase payment. If you wish to allocate the payment to more than 18 investment portfolios (including the fixed account), you must notify us of your chosen allocation one or more days prior to submitting the payment. If there are joint owners, unless we are instructed to the contrary, we will accept allocation instructions from either joint owner.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first net purchase payment within 2 business days. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A business day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information - Requests and Elections.") However, if you allocate purchase payments to a discontinued investment portfolio (see Appendix A), we will request reallocation instructions or if unable to obtain such instructions, we will return your purchase payment to you.

FREE LOOK

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (30 days for seniors age 60 or older). We ask that you submit your request to cancel in writing, signed by you, to our Annuity Service Center. When you cancel the contract within this "free look" period, you will receive back whatever your contract is worth on the day we receive your request plus the sales charge. This may be more or less than your purchase payment depending upon the performance of the portfolios you allocated your net purchase payment to during the free look period. This means that you bear the risk of any decline in the value of your contract during the free look period. Except for the sales charge we do not refund any charges or deductions assessed during the free look period. Under certain circumstances, if you are a senior age 60 or older, we may be required to give you back your purchase payment.

ACCUMULATION UNITS

The portion of your account value allocated to the Separate Account will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of this portion of your account value, we use a unit of measure we call an ACCUMULATION UNIT. (An accumulation unit works like a share of a mutual fund.)

Every business day we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the immediately preceding business day by a factor for the current business day. The factor is determined by:

1) dividing the net asset value per share of the investment portfolio at the end of the current business day, plus any dividend or capital gains per share declared on behalf of the investment portfolio as of that day, by the net asset value per share of the investment portfolio for the previous business day, and

2) multiplying it by one minus the Separate Account product charges (including any death benefit rider charge) for each day since the last business day and any charges for taxes.

The value of an accumulation unit may go up or down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day (generally 4:00 p.m. Eastern
Time) and then credit your contract.

EXAMPLE:

   On Monday we receive an additional purchase payment of $5,000 from you before 4:00 p.m. Eastern Time. You have told us you want this to go to the Lord Abbett Growth and Income Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Lord Abbett Growth and Income Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Lord Abbett Growth and Income Portfolio.

ACCOUNT VALUE

ACCOUNT VALUE is equal to the sum of your interests in the investment portfolios, the fixed account, and the EDCA account. Your interest in each investment portfolio is determined by multiplying the number of accumulation units for that portfolio by the value of the accumulation unit.

REPLACEMENT OF CONTRACTS

Generally you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, you might have to pay a surrender charge on your old annuity, and there will be a new sales charge for this contract and other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the contract until we have received the initial premium from your existing insurance company, the issuance of the contract may be delayed. Generally, it is not advisable to purchase a contract as a replacement for an existing variable annuity contract. Before you exchange another annuity for our contract, ask your registered representative whether the exchange would be advantageous, given the contract features, benefits and charges.

3. INVESTMENT OPTIONS
The contract offers 27 INVESTMENT PORTFOLIOS, which are listed below. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. COPIES OF THESE PROSPECTUSES WILL ACCOMPANY OR PRECEDE THE DELIVERY OF YOUR CONTRACT. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE CENTER, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP:// WWW.SEC.GOV. CERTAIN INVESTMENT PORTFOLIOS DESCRIBED IN THE FUND PROSPECTUSES MAY NOT BE AVAILABLE WITH YOUR CONTRACT. (SEE APPENDIX A.) APPENDIX B CONTAINS A SUMMARY OF ADVISERS AND SUBADVISERS, AND INVESTMENT OBJECTIVES AND STRATEGIES FOR EACH INVESTMENT PORTFOLIO.

The investment objectives and policies of certain of the investment portfolios may be similar to the investment objectives and policies of other mutual funds that certain of the portfolios' investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds may have the same investment advisers.

Shares of the investment portfolios may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to qualified plans. Due to differences in tax treatment and other considerations, the interests of various owners participating in, and the interests of qualified plans investing in the investment portfolios may conflict. The investment portfolios will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory, LLC) or subadviser of an investment portfolio, or its affiliates, may compensate us and/or certain affiliates for administrative or other services relating to the investment portfolios. The amount of the compensation is not deducted from portfolio assets and does not decrease the portfolio's investment return. The amount of the compensation is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.

We and/or certain of our affiliated insurance companies have membership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory, LLC, which are formed as "limited liability companies." Our membership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolio. We may benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples - Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios to the advisers and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)

Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in each investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and "Distributor.") The payments are deducted from the assets of the investment portfolios and paid to our distributor, MetLife Investors Distribution Company. These payments decrease the portfolio's investment return.

We select the investment portfolios offered through this contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. In some cases, we have included investment portfolios based on recommendations made by broker dealers through which the contract is sold ("selling firms"). We review the investment portfolios periodically and may remove an investment portfolio or limit it availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from owners. We do not provide investment advice and do not recommend or endorse any particular investment portfolio.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Other Information - Distributor.")


AMERICAN FUNDS INSURANCE SERIES (CLASS 2)
American Funds Insurance Series is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolio is available under the contract:

     American Funds Global Growth Fund*

* This portfolio is expected to be available on or about November 13, 2006.


FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)
Franklin Templeton Variable Insurance Products Trust currently consists of 22 separate series (the Fund or Funds). Funds may be available in multiple classes: Class 1, Class 2 and Class 3. Templeton Global Advisors Limited is the investment adviser for the Templeton Growth Securities Fund. The following Class 2 portfolio is available under the contract:

     Templeton Growth Securities Fund


MET INVESTORS SERIES TRUST (CLASS B OR CLASS A, AS NOTED)
Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or Class A, as noted, portfolios are available under the contract:

     Lord Abbett America's Value Portfolio
     Lord Abbett Bond Debenture Portfolio
     Lord Abbett Growth and Income Portfolio
     Lord Abbett Mid-Cap Value Portfolio
     MFS (Reg. TM) Research International Portfolio
     Oppenheimer Capital Appreciation Portfolio
     PIMCO Total Return Portfolio
     Pioneer Fund Portfolio (Class A)
     Pioneer Mid-Cap Value Portfolio (Class A)
     Pioneer Strategic Income Portfolio (Class A)
     Met/Putnam Capital Opportunities Portfolio
     Van Kampen Comstock Portfolio
     Van Kampen Mid-Cap Growth Portfolio
         (formerly Lord Abbett Growth Opportunities Portfolio)


METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)
Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or Class E, as noted, portfolios are available under the contract:

     BlackRock Bond Income Portfolio
     BlackRock Money Market Portfolio
     Capital Guardian U.S. Equity Portfolio
     Davis Venture Value Portfolio (Class E)
     MFS (Reg. TM) Total Return Portfolio
     Oppenheimer Global Equity Portfolio


PUTNAM VARIABLE TRUST (CLASS IB)
Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolios are available under the contract:

     Putnam VT Equity Income Fund

MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

TRANSFERS

GENERAL. You can transfer a portion of your account value among the fixed account and the investment portfolios. The contract provides that you can make a maximum of 12 transfers every year and that each transfer is made without charge. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers but reserve the right to limit this in the future. We may also limit transfers in circumstances of market timing or other transfers we determine are or would be to the disadvantage of other contract owners. (See "Investment Options - Transfers -
Market Timing.") We are not currently charging a transfer fee, but we reserve the right to charge such a fee in the future. If such a charge were to be imposed, it would be $25 for each transfer over 12 in a year. The transfer fee will be deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

You can make a transfer to or from the fixed account and to or from any investment portfolio, subject to the limitations below. All transfers made on the same business day will be treated as one transfer. Transfers received before the close of trading on the New York Stock Exchange will take effect as of the end of the business day. The following apply to any transfer:

o Your request for transfer must clearly state which investment portfolio(s) or the fixed account are involved in the transfer.

o  Your request for transfer must clearly state how much the transfer is for.

o The minimum amount you can transfer is $500 from an investment portfolio, or your entire interest in the investment portfolio, if less (this does not apply to pre-scheduled transfer programs).

o The minimum amount that may be transferred from the fixed account is $500, or your entire interest in the fixed account. Transfers out of the fixed account during the accumulation phase are limited to the greater of: (a) 25% of the fixed account value at the beginning of the contract year, or
     (b) the amount transferred out of the fixed account in the prior contract year.

o You may not make a transfer to more than 18 investment portfolios (including the fixed account) at any time if the request is made by telephone to our voice response system or by Internet. A request to transfer to more than 18 investment portfolios (including the fixed account) may be made by calling or writing our Annuity Service Center.

During the accumulation phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another investment portfolio). In such a case, the redemption order would be processed at the source investment portfolio's next determined accumulation unit value. However, the purchase of the new investment portfolio would be effective at the next determined accumulation unit value for the new investment portfolio only after we receive the proceeds from the source investment portfolio, or we otherwise receive cash on behalf of the source investment portfolio.

For transfers during the accumulation phase, we have reserved the right to restrict transfers to the fixed account if any one of the following conditions exist:

o  The credited interest rate is equal to the guaranteed minimum rate;

o Your account value in the fixed account equals or exceeds our published maximum for fixed account contract values (currently, there is no limit); or

o  A transfer was made out of the fixed account within the previous 180 days.

During the income phase, you cannot make transfers from a fixed annuity payment option to the investment portfolios. You can, however, make transfers during the income phase from the investment portfolios to a fixed annuity payment option and among the investment portfolios.

TRANSFERS BY TELEPHONE OR OTHER MEANS. You may elect to make transfers by telephone, Internet or other means acceptable to us. To elect this option, you must first provide us with a notice or agreement in a form that we may require. If you own the contract with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. (See "Other Information - Requests and Elections.")

All transfers made on the same day will be treated as one transfer. A transfer will be made as of the end of the business day when we receive a notice containing all the required information necessary to process the request. We will consider telephone and Internet requests received after 4:00 p.m. Eastern Time to be received the following business day.

PRE-SCHEDULED TRANSFER PROGRAM. There are certain programs that involve transfers that are pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The current pre-scheduled transfers are made in conjunction with the following: Dollar Cost
Averaging, Three Month Market Entry, and Automatic Rebalancing Programs.

MARKET TIMING. Frequent requests from contract owners to transfer account value may dilute the value of an investment portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the portfolio and the reflection of that change in the portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying investment portfolios and may disrupt portfolio management strategy, requiring a portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the investment portfolios, which may in turn adversely affect contract owners and other persons who may have an interest in the contracts (E.G., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios (i.e., the American Funds Global Growth Fund, Templeton Growth Securities Fund, Lord Abbett Bond Debenture Portfolio, MFS (Reg. TM) Research International Portfolio, Pioneer Strategic Income Portfolio, Met/Putnam Capital Opportunities Portfolio, and Oppenheimer Global Equity Portfolio), and we monitor transfer activity in those portfolios (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current account value; and (3) two or more "round-trips" involving the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

We do not believe that other investment portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain investment portfolios, we rely on the underlying investment portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other owners or other persons who have an interest in the contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified investment portfolios under that contract to be submitted with an original signature.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment portfolios that we believe are susceptible to arbitrage trading, or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect owners and other persons with interests in the contracts. We do not accommodate market timing in any investment portfolios and there are no arrangements in place to permit any contract owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Contract owners and other persons with interests in the contracts should be aware that we currently may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios. However, under rules recently adopted by the Securities and Exchange Commission, effective April 16, 2007 we will be required to: (1) enter into a written agreement with each investment portfolio or its principal underwriter that will obligate us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual contract owners, and (2) execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the frequent trading policies established by the investment portfolio.

In addition, contract owners and other persons with interests in the contracts should be aware that some investment portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/ or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single contract owner). You should read the investment portfolio prospectuses for more details.

DOLLAR COST AVERAGING PROGRAMS

We offer two dollar cost averaging programs as described below. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You can elect only one dollar cost averaging program at a time. The dollar cost averaging programs are available only during the accumulation phase.

We reserve the right to modify, terminate or suspend any of the dollar cost averaging programs. There is no additional charge for participating in any of the dollar cost averaging programs. If you participate in any of the dollar cost averaging programs, the transfers made under the program are not taken into account in determining any transfer fee. We may, from time to time, offer other dollar cost averaging programs which have terms different from those described in this prospectus.

The two dollar cost averaging programs are:

1.    STANDARD DOLLAR COST AVERAGING (DCA)
     This program allows you to systematically transfer a set amount each month from the fixed account (new purchase payments only) or from a money market investment portfolio to any of the other available investment portfolio(s) you select. We provide certain exceptions from our normal fixed account restrictions to accommodate dollar cost averaging programs. These transfers are made on a date you select or, if you do not select a date, on the date that a net purchase payment or account value is allocated to the dollar cost averaging program.

You can make subsequent purchase payments while you have an active DCA program in effect, provided, however, that no amount will be allocated to the DCA program without your express direction. (See "Purchase - Allocation of Purchase Payments.") If you make such an addition to your existing DCA program, the DCA transfer amount will not be increased; however, the number of months over which transfers are made is increased, unless otherwise elected in writing. You can terminate the program at any time, at which point transfers under the program will stop.

2.    ENHANCED DOLLAR COST AVERAGING PROGRAM (EDCA)
     The Enhanced Dollar Cost Averaging (EDCA) Program allows you to systematically transfer amounts from the EDCA account in the general account to any available investment portfolio(s) you select. Except as discussed below, only new purchase payments or portions thereof can be allocated to an EDCA account. The transfer amount will be equal to the amount allocated to the EDCA account divided by a specified number of months (currently 6 or 12 months). For example, a $12,000 allocation to a 6-month program will consist of six $2,000 transfers, and a final transfer of the interest processed separately as a seventh transfer.

You can make subsequent purchase payments while you have an active EDCA account in effect, provided, however, that no amount will be allocated to the EDCA account without your express direction. (See "Purchase - Allocation of Purchase Payments.") When a subsequent purchase payment is allocated by you to your existing EDCA account we create "buckets" within your EDCA account.

o The EDCA transfer amount will be increased by the subsequent purchase payment divided by the number of EDCA months (6 or 12 months as you selected) and thereby accelerates the time period over which transfers are made.

o Each allocation (bucket) resulting from a subsequent net purchase payment will earn interest at the then current interest rate applied to new allocations to an EDCA account of the same monthly term.

o Allocations (buckets) resulting from each net purchase payment, along with the interest credited, will be transferred on a first-in, first-out basis. Using the example above, a subsequent $6,000 allocation to a 6 month EDCA will increase the EDCA transfer amount from $2,000 to $3,000 ($2,000 plus $6,000/6). This increase will have the effect of accelerating the rate at which the 1st payment bucket is exhausted.

(See Appendix C for further examples of EDCA with multiple purchase payments.)

The interest rate earned in an EDCA account will be the minimum guaranteed rate, plus any additional interest which we may declare from time to time. The interest rate earned in an EDCA account is paid over time on declining amounts in the EDCA account. Therefore, the amount of interest payments you receive will decrease as amounts are systematically transferred from the EDCA account to any investment portfolio, and the effective interest rate earned will therefore be less than the declared interest rate.

The first transfer we make under the EDCA program is the date your net purchase payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for net purchase payments allocated on the 29th, 30th, or 31st day of a month. If such a day is not a business day, the transfer will take place on the next business day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.

If you decide you no longer want to participate in the EDCA program, all money remaining in your EDCA account will be transferred to the BlackRock Money Market Portfolio.

THREE MONTH MARKET ENTRY PROGRAM

Alternatively, you can participate in the Three Month Market Entry Program which operates in the same manner as the Enhanced Dollar Cost Averaging Program, except it is of 3 months duration.

AUTOMATIC REBALANCING PROGRAM

Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance quarterly, semi-annually or annually.

An automatic rebalancing program is intended to transfer account value from those portfolios that have increased in value to those that have declined or not increased as much in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Automatic rebalancing does not guarantee profits, nor does it assure that you will not have losses.

We will measure the rebalancing periods from the anniversary of the date we issued your contract. If a dollar cost averaging (either DCA or EDCA) program is in effect, rebalancing allocations will be based on your current DCA or EDCA allocations. If you are not participating in a dollar cost averaging program, we will make allocations based upon your current purchase payment allocations, unless you tell us otherwise.

The Automatic Rebalancing Program is available only during the accumulation phase. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.


EXAMPLE:
   Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Lord Abbett Bond Debenture Portfolio and 60% to be in the Van Kampen Mid-Cap Growth Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Lord Abbett Bond Debenture Portfolio now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in the Lord Abbett Bond Debenture Portfolio to bring its value back to 40% and use the money to buy more units in the Van Kampen Mid-Cap Growth Portfolio to increase those holdings to 60%.

DESCRIPTION OF THE METLIFE ASSET ALLOCATION PROGRAM

The MetLife Asset Allocation Program consists of the following five MetLife asset allocation portfolios (Class B), each of which is a portfolio of the Met Investors Series Trust. Met Investors Advisory, LLC ("Met Investors Advisory"), an affiliate of ours, is the investment manager of the MetLife asset allocation portfolios.

METLIFE ASSET ALLOCATION PROGRAM PORTFOLIOS
-------------------------------------------

     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

Each portfolio is well diversified and was designed on established principles of asset allocation and risk tolerance. Each portfolio will invest substantially all of its assets in the Class A shares of other investment portfolios of the Met Investors Series Trust or of the Metropolitan Series Fund, Inc., which invest either in equity securities, fixed income securities or cash equivalent money market securities, as applicable. Each portfolio has a target allocation among the three types of asset classes (equity, fixed income and cash/money market). Met Investors Advisory establishes specific target investment percentages for the asset classes and the various components of each asset category and then selects the underlying investment portfolios in which a portfolio invests based on, among other things, Met Investors Advisory's investment process, its outlook for the economy, interest rates, financial markets and historical performance of each underlying investment portfolio and/or asset class. At least annually, Met Investors Advisory will evaluate each portfolio's asset allocations among equities, fixed income and cash/money market securities including the allocation within such asset classes and may make changes in the target allocations. (See the fund prospectus for a description of each portfolio's target allocation.)

Met Investors Advisory has hired an independent consultant to provide research and consulting services with respect to the periodic asset allocation targets for each of the portfolios and investment in the underlying investment portfolios, which may assist Met Investors Advisory in determining the underlying investment portfolios which may be available for investment and with the selection of an allocation of each portfolio's investments among the underlying investment portfolios. Met Investors Advisory is responsible for paying the consulting fees.

VOTING RIGHTS

We are the legal owner of the investment portfolio shares. However, we believe that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION OF INVESTMENT OPTIONS

If investment in the investment portfolios or a particular investment portfolio is no longer possible, in our judgment becomes inappropriate for purposes of the contract, or for any other reason in our sole discretion, we may substitute another investment portfolio or investment portfolios without your consent. The substituted investment portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close investment portfolios to allocation of purchase payments or account value, or both, at any time in our sole discretion.



4. EXPENSES
There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:

PRODUCT CHARGES

SEPARATE ACCOUNT PRODUCT CHARGES. Each day, we make a deduction for our Separate Account product charges (which consist of the mortality and expense charge, the administration charge and the charges related to any death benefit riders). We do this as part of our calculation of the value of the accumulation units and the annuity units.

MORTALITY AND EXPENSE CHARGE. We assess a daily mortality and expense charge which is equal, on an annual basis, to 0.50% of the average daily net asset value of each investment portfolio. For contracts issued prior to May 1, 2004, the mortality and expense charge on an annual basis is 0.60% of the average daily asset value of each investment portfolio.

This charge compensates us for mortality risks we assume for the annuity payment and death benefit guarantees made under the contract. These guarantees include making annuity payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract, including programs like transfers and dollar cost averaging. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.

ADMINISTRATION CHARGE. This charge is equal, on an annual basis, to 0.25% of the average daily net asset value of each investment portfolio. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: issuing contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the contracts.

DEATH BENEFIT RIDER CHARGES. If you select one of the following death benefit riders, we assess a daily charge during the accumulation phase equal, on an annual basis, to the percentages below of the average daily net asset value of each investment portfolio:


      Annual Step-Up Death Benefit                  0.20%
      Compounded-Plus Death Benefit                 0.35%
      Additional Death Benefit - Earnings
         Preservation Benefit                       0.25%

For contracts issued prior to May 1, 2004, the percentage charge for the Compounded-Plus Death Benefit rider is 0.15% of the average daily net asset value of each investment portfolio.

ACCOUNT FEE

During the accumulation phase, every contract year on your contract anniversary (the anniversary of the date when your contract was issued), we will deduct $30 from your contract as an account fee for the prior contract year if your account value is less than $50,000. If you make a complete withdrawal from your contract, the full account fee will be deducted from the account value regardless of the amount of your account value. During the accumulation phase, the account fee is deducted pro rata from the investment portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.

A pro rata portion of the charge will be deducted from the account value on the annuity date if this date is other than a contract anniversary. If your account value on the annuity date is at least $50,000, then we will not deduct the account fee. After the annuity date, the charge will be collected monthly out of the annuity payment, regardless of the size of your contract.

LIFETIME INCOME SOLUTION AND GUARANTEED MINIMUM INCOME BENEFIT RIDER CHARGES

We currently offer the Lifetime Income Solution ("LIS"), which is a rider to the contract that provides a guaranteed minimum income benefit. If you select the LIS rider, we will assess a charge during the accumulation period equal to 0.50% of the income base. For contracts purchased prior to July 1, 2002, we offered a different guaranteed minimum income benefit ("GMIB"). If you selected the GMIB rider, we assess a charge during the accumulation period equal to 0.35% of the income base. (See "Annuity Payments (The Income Phase) - Lifetime Income Solution and Guaranteed Minimum Income Benefit" and Appendix D for a discussion of how the income base for the LIS and GMIB riders are calculated at the time the rider charge is assessed.)

The charge for the LIS or GMIB rider is first assessed at the first contract anniversary and then at each subsequent contract anniversary, up to and including the anniversary on or immediately before the date the rider is exercised. The rider charge is deducted from your account value pro rata from each investment portfolio, the fixed account and the EDCA account in the ratio each portfolio/account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by cancelling accumulation units from the Separate Account. If you make a full withdrawal (surrender) or if you begin to receive annuity payments at the annuity date, a pro rata portion of the rider charge will be assessed.

GUARANTEED WITHDRAWAL BENEFIT - RIDER CHARGE

We offer a Guaranteed Withdrawal Benefit ("GWB") rider that you can select when you purchase the contract. If you elect the GWB rider, a charge is deducted from your account value on each contract anniversary beginning with the first anniversary following your election of the rider. The charge for the GWB rider is equal to 0.25% of the Guaranteed Withdrawal Amount (see "Living Benefits - Guaranteed Withdrawal Benefit") on the applicable contract anniversary. The GWB rider charge is deducted from your account value pro rata from each investment portfolio, the fixed account and the EDCA account in the ratio each portfolio/account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by cancelling accumulation units from the Separate Account. If you make a full withdrawal (surrender) of your account value, you apply your account value to an annuity option, there is a change in owners, joint owners or annuitants (if the owner is a non-natural person), you cancel the rider in accordance with the cancellation provisions, or the contract terminates (except for a termination due to death), a pro rata portion of the rider charge will be assessed based on the number of full months from the last contract anniversary to the date of such a change.

SALES CHARGE

We deduct a sales charge from a purchase payment before it is allocated to an investment portfolio and/or the fixed account. The amount of the sales charge depends on your investment on the day we receive your payment. Your investment means the total dollar amount, as of the date we receive your purchase payment, of: (1) your purchase payment; (2) any existing account value in this contract; and (3) the account value of any related accounts. Related accounts for this purpose means all annuity contracts currently in the accumulation phase, issued by us, and any additional investment accounts that qualify as related accounts in accordance with our current administrative policies (determined in consultation with your registered representative's firm), which are owned by you or your spouse or child under age 21 and which have been identified to us by your registered representative's firm as being related accounts. For contracts issued after November 1, 2005, the term "related accounts" means all variable annuity contracts currently in the accumulation phase, issued by us, and publicly offered mutual fund shares approved by your registered representative's firm that are associated with the owner's and joint owner's taxpayer identification number and held in account at your registered representative's firm and for which such firm is the broker-dealer of record for the contract.

To ensure that you are charged the lowest sales charge you are eligible for, be sure to ask your account representative whether any of your investment accounts currently qualify as related accounts and provide the representative with all information necessary to make that determination. Additional purchase payments sent directly to MetLife Investors will be included in the calculation used to determine the sales charge breakpoint, however, since related accounts are documented at your account representative's firm, related accounts may not be included in the calculation. To avoid this, send additional purchase payments for this contract through your registered representative. The sales charge is:


                                      Sales Charge as
Your Investment                percentageof purchase payment
-----------------------       ------------------------------
Less than $50,000             5.75%
$50,000 - 99,999.99           4.50%
$100,000 - 249,999.99         3.50%
$250,000 - 499,999.99         2.50%
$500,000 - 999,999.99         2.00%
$1,000,000 or greater         1.00%



HOW TO REDUCE THE SALES CHARGE

You may be able to lower the sales charge you pay by indicating in writing to us the total amount of purchase payments you intend to make during a 13-month period. You have 13 months from the date we receive the written indication to make the purchase payments you chose as your goal. We will deduct the sales charge based on the total of the purchase payments to be made during the 13-month period if less than the sales charge as set forth above based on your investment. You are not obligated to reach your purchase payment goal. If you do not make the amount of purchase payments you indicated during the 13-month period, we will deduct an additional charge from your contract in the 14th month equal to the difference between the sales charge determined with the intended purchase payments and the sales charge determined with the actual purchase payments made during the 13 months. Any additional sales charge will be deducted during the 14th month from the investment portfolios and the fixed account in the ratio that they bear to the value of your contract. We reserve the right to modify, suspend or terminate this feature at any time.

In addition, we may reduce or eliminate the amount of the sales charge when the contract is sold under circumstances which reduce our sales expense. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with MetLife Investors. MetLife Investors may not deduct a sales charge under a contract issued to an officer, director or employee of MetLife Investors or any of its affiliates.

PREMIUM AND OTHER TAXES

We reserve the right to deduct from purchase payments, account balances, withdrawals, death benefits or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. Premium taxes generally range from 0 to 3.5%, depending on the state. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until annuity payments begin.

TRANSFER FEE

We currently allow unlimited transfers without charge during the accumulation phase. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for each transfer greater than 12 in any year. We are currently waiving the transfer fee, but reserve the right to charge it in the future. The transfer fee is deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.

INCOME TAXES

We will deduct from the contract for any income taxes which we incur because of the contract. At the present time, we are not making any such deductions.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of each investment portfolio, which are described in the fee table in this prospectus and the investment portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of each investment portfolio.



5.  ANNUITY PAYMENTS
        (THE INCOME PHASE)
ANNUITY DATE

Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your annuity date must be the first day of a calendar month and must be at least 30 days after we issue the contract. Annuity payments must begin by the first day of the calendar month following the annuitant's 90th birthday or 10 years from the date we issue your contract, whichever is later (this requirement may be changed by us).

When you purchase the contract, the annuity date will be the later of the first day of the calendar month after the annuitant's 90th birthday or ten (10) years from the date your contract was issued. You can change the annuity date at any time before the annuity date with 30 days prior notice to us.

ANNUITY PAYMENTS

You (unless another payee is named) will receive the annuity payments during the income phase. The annuitant is the natural person(s) whose life we look to in the determination of annuity payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will be:

o  fixed annuity payments, or

o  variable annuity payments, or

o  a combination of both.

If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place just before the start of the income phase.

If you choose to have any portion of your annuity payments based on the investment portfolio(s), the dollar amount of your payment will vary and will depend upon 3 things:

1) the value of your contract in the investment portfolio(s) just before the start of the income phase,

2) the assumed investment return (AIR) (you select) used in the annuity table for the contract, and

3)    the performance of the investment portfolios you selected.

At the time you purchase the contract, you select the AIR, which must be acceptable to us. You can change the AIR with 30 days notice to us prior to the annuity date. If you do not select an AIR, we will use 3%. If the actual performance exceeds the AIR, your variable annuity payments will increase. Similarly, if the actual investment performance is less than the AIR, your variable annuity payments will decrease.

Your variable annuity payment is based on ANNUITY UNITS. An annuity unit is an accounting device used to calculate the dollar amount of annuity payments.

When selecting an AIR, you should keep in mind that a lower AIR will result in a lower initial variable annuity payment, but subsequent variable annuity payments will increase more rapidly or decline more slowly as changes occur in the investment experience of the investment portfolios. On the other hand, a higher AIR will result in a higher initial variable annuity payment than a lower AIR, but later variable annuity payments will rise more slowly or fall more rapidly.

In the event of a transfer during the income phase from a variable annuity payment option to a fixed annuity payment option, this may result in a reduction in the amount of annuity payments.

If you choose to have any portion of your annuity payments be a fixed annuity payment, the dollar amount of each fixed annuity payment will not change.

Annuity payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an annuity option. In that case, we may provide your annuity payment in a single lump sum instead of annuity payments. Likewise, if your annuity payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your annuity payments are at least $100.

ANNUITY OPTIONS

You can choose among income plans. We call those ANNUITY OPTIONS. We ask you to choose an annuity option when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us.

If you do not choose an annuity option at the time you purchase the contract, Option 2 which provides a life annuity with 10 years of guaranteed annuity payments will automatically be applied.

You can choose one of the following annuity options or any other annuity option acceptable to us. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make annuity payments so long as the annuitant is alive. We stop making annuity payments after the annuitant's death. It is possible under this option to receive only one annuity payment if the annuitant dies before the due date of the second payment or to receive only two annuity payments if the annuitant dies before the due date of the third payment, and so on.

OPTION 2. LIFE ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant is alive. If, when the annuitant dies, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. When the annuitant dies, if you do not want to continue receiving annuity payments, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our Annuity Service Center) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. We will stop making annuity payments after the last survivor's death.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. If, at the last death of the annuitant and the joint annuitant, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. However, if you do not want to continue receiving annuity payments at the last death of the annuitant and the joint annuitant, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our Annuity Service Center) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

OPTION 5. PAYMENTS FOR A DESIGNATED PERIOD. We currently offer an annuity option under which fixed or variable monthly annuity payments are made for a selected number of years as approved by us, currently not less than 10 years. This annuity option may be limited or withdrawn by us in our discretion. After commencement of this annuity payout, you may elect to receive the partial or full commuted value of the remaining guaranteed variable annuity payments, and the payments will be commuted at the AIR selected.

There may be tax consequences resulting from the election of an annuity payment option containing a commutation feature (I.E., an annuity payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")

In addition to the annuity options described above, we may offer an additional payment option that would allow your beneficiary to take distribution of the account value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both tax qualified and non-tax qualified contracts.

In the event that you purchased the contract as a tax qualified contract, you must take distribution of the account value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an annuity option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if annuity payments have already begun, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.

LIFETIME INCOME SOLUTION AND GUARANTEED MINIMUM INCOME BENEFIT

We currently offer the Lifetime Income Solution ("LIS"), which is a rider to the contract that provides a guaranteed minimum income benefit. The LIS is only offered in states where it has been approved for sale. For contracts purchased prior to July 1, 2002, we offered a different guaranteed minimum income benefit ("GMIB"). The LIS is described below and the GMIB is described in Appendix D to the prospectus. You may not have the LIS or GMIB rider and the GWB rider in effect at the same time.

It is important to recognize that the "income base" (as described below) that is guaranteed by the LIS or the GMIB is not available for cash withdrawals and does not establish or guarantee your account value or a minimum return for any investment portfolio. Rather, the LIS and the GMIB are designed to provide you with a predictable minimum level of income for life after a minimum 10-year waiting period regardless of investment performance or actual account value, by providing a minimum guaranteed lifetime fixed income benefit in the form of fixed monthly annuity payments.

The amount of the benefit is determined by applying the income base (described below) at the time of exercise to the LIS or GMIB Annuity Table specified in the rider. This table is calculated based on the Annuity 2000 Mortality Table with a 7-year age set back with interest of 2.5% per annum. The annuity rates in the Table are conservative, and the amount of guaranteed minimum lifetime income that the LIS or GMIB produces may be less than the amount of annuity income that would be provided by applying your account value on your annuity date to then-current annuity purchase rates. In this case, your annuity payments will be higher if you do not exercise the rider.

DESCRIPTION OF LIS

You may exercise the LIS after a 10 year waiting period, but only during the 30-day period following any contract anniversary up to and including the contract anniversary on or following your 85th birthday. You may elect the LIS only at the time you purchase the contract, and you may not be older than age 75 at the time of the purchase. If you have a qualified contract, the commencement of payments is controlled by the plan and the amount of the payment must meet minimum required distribution requirements. Once elected, the rider cannot be terminated except as described below.

INCOME BASE. The INCOME BASE is the greater of (a) or (b) below.

(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent withdrawal. On each contract anniversary prior to your 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the account value on the date of the recalculation.

(b) Annual Increase Amount: On the issue date, the "Annual Increase Amount" is equal to your initial purchase payment. (For these purposes, all purchase payments credited within 120 days of the date we issued the contract will be treated as if they were received on the date we issue the contract.) Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:

    (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary on or following your 85th birthday and 0% thereafter; and

    (ii) is withdrawal adjustments accumulated at the annual increase rate. Withdrawal adjustments in a contract year are determined according to
          (1) or (2) as defined below:

         (1) The withdrawal adjustment for each withdrawal in a contract year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributable to that withdrawal; or

         (2) If total withdrawals in a contract year are 5% or less of the Annual Increase Amount on the previous contract anniversary and if these withdrawals are paid to you (or the annuitant if the contract is owned by a non-natural person) or other payee we agree to, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (1) above and be treated as though the corresponding withdrawals occurred at the end of that contract year.

In determining LIS annuity income, the amount of any premium and other taxes that may apply will be deducted from the income base.

The Highest Anniversary Value does not change after the contract anniversary immediately preceding your 81st birthday, except that it is increased for each subsequent purchase payment and reduced proportionally by the percentage reduction in account value attributable to each subsequent withdrawal. The Annual Increase Amount does not change after the contract anniversary on or following your 85th birthday, except that it is increased for each subsequent purchase payment and reduced by the withdrawal adjustments described in (b)(ii) above.

OWNERSHIP. While the LIS is effective, if the owner is a natural person, the owner must be the annuitant. If a non- natural person owns the contract, the annuitant will be considered the owner in determining the income base and LIS annuity payments. If joint owners are named, the age of the oldest owner will be used to determine the income base and LIS annuity payments.

EXERCISING THE LIS RIDER. If you exercise the LIS, you must elect to receive annuity payments under one of the following fixed annuity options:

(1) Life annuity with 10 years of annuity payments guaranteed. For annuitization ages over 79, the guaranteed component of the life annuity is reduced as follows:


 Age at Annuitization         Guarantee Period
----------------------       -----------------
          80                         9
          81                         8
          82                         7
          83                         6
       84 and 85                     5

(2) Joint and last survivor annuity with 10 years of annuity payments guaranteed.

These options are described in the contract and the LIS rider.

If you exercise the LIS, your annuity payments will be the greater of:

o The annuity payment determined by applying the amount of the income base to the LIS Annuity Table, or

o The annuity payment determined for the same annuity option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")

If you take a full withdrawal of your account value, your contract is terminated by us due to its small account value and inactivity (see "Purchase - Purchase Payments"), or your contract lapses and there remains any income base, we will commence making income payments within 30 days of the date of the full withdrawal, termination or lapse. In such cases, your income payments under this benefit, if any, will be determined using the income base and any applicable withdrawal adjustment that was taken on account of the withdrawal, termination or lapse.

If you choose not to receive annuity payments as guaranteed under the LIS, you may elect any of the annuity options available under the contract.

TERMINATING THE LIS RIDER. Except as otherwise provided in the LIS rider, the LIS will terminate upon the earliest of:

a) The 30th day following the contract anniversary on or following your 85th birthday;

b)    The date you make a complete withdrawal of your account value;

c) The date you elect to receive annuity payments under the contract and you do not elect to receive annuity payments under the LIS;

d) Death of the owner or joint owner (unless the spouse (aged 84 or younger) is the beneficiary and elects to continue the contract), or death of the annuitant if a non-natural person owns the contract, or

e) A change for any reason of the owner or joint owner or the annuitant if a non-natural person owns the contract.

When the LIS rider terminates, the corresponding LIS rider charge terminates.

LIS, GMIB, QUALIFIED CONTRACTS AND DECEDENT CONTRACTS

The LIS and GMIB may have limited usefulness in connection with a qualified contract, such as an IRA (see "Federal Income Tax Status - Taxation of Qualified Contracts"), in circumstances where the owner is planning to exercise the LIS or GMIB on a date later than the beginning date of required minimum distributions under the contract. In such event, required minimum distributions received from the contract will have the effect of reducing the income base either on a proportionate or dollar for dollar basis, as the case may be. This may have the effect of reducing or eliminating the value of annuity payments under the LIS or GMIB.

Additionally, the LIS and GMIB may not be appropriate for purchase by a beneficiary under a decedent's IRA (or where otherwise offered, under any other contract which is being "continued" by a beneficiary after the death of the owner or after the death of the annuitant in certain cases). Under the tax rules, such contracts generally require distributions to commence in accordance with tax regulations by the end of the calendar year following the year of the owner's death. The LIS and GMIB benefit may not be exercised until 10 years after purchase. It is not clear under these rules whether minimum distribution requirements will be met in all cases where income payments under a life contingent annuity (such as provided under the LIS and GMIB) do not begin until after the year following the year of death, as would be the case with an LIS or GMIB benefit purchased by such beneficiary. Even if minimum distribution requirements would be met, the value of such benefit may be adversely impacted or eliminated, depending on the beneficiary's own situation, because of required distributions prior to the time that the benefit could be exercised. You should consult your tax adviser prior to electing the LIS or GMIB rider.

(See Appendix E for examples of the LIS rider.)



6. ACCESS TO YOUR MONEY
You (or in the case of a death benefit, your beneficiary) can have access to the money in your contract:

(1)    by making a withdrawal (either a partial or a complete withdrawal);

(2)    by electing to receive annuity payments; or

(3)    when a death benefit is paid to your beneficiary.

Under most circumstances, withdrawals can only be made during the accumulation phase.

You may establish a withdrawal plan under which you can receive substantially equal periodic payments in order to comply with the requirements of Sections 72(q) or (t) of the Code. Premature modification or termination of such payments may result in substantial penalty taxes. (See "Federal Income Tax Status.")

When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the account value of the contract at the end of the business day when we receive a written request for a withdrawal:

o  less any premium or other tax;

o  less any account fee; and

o  less any applicable pro rata LIS, GMIB or GWB rider charge.

Unless you instruct us otherwise, any partial withdrawal will be made pro rata from the fixed account, the EDCA account and the investment portfolio(s) you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500, or your entire interest in the investment portfolio, fixed account or EDCA account. We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the account value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a full withdrawal.

We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in good order unless the suspension of payments or transfers provision is in effect.

How to withdraw all or part of your account value:

o You must submit a request to our Annuity Service Center. (See "Other Information - Requests and Elections.")

o You must state in your request whether you would like to apply the proceeds to a payment option (otherwise you will receive the proceeds in a lump sum and may be taxed on them).

o We have to receive your withdrawal request in our Annuity Service Center prior to the annuity date or owner's death.

There are limits to the amount you can withdraw from certain qualified plans including Qualified and TSA plans. (See "Federal Income Tax Status.")

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SYSTEMATIC WITHDRAWAL PROGRAM

You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total purchase payments each year. You can receive payments monthly or quarterly, provided that each payment must amount to at least $100 (unless we consent otherwise). We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on a day when the withdrawal is to be made, we will process the withdrawal on the next business day. While the Systematic Withdrawal Program is in effect you can make additional withdrawals.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

o the New York Stock Exchange is closed (other than customary weekend and holiday closings);

o  trading on the New York Stock Exchange is restricted;

o an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of shares of the investment portfolios is not reasonably practicable or we cannot reasonably value the shares of the investment portfolios; or

o during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We have reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an owner's ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.



7. LIVING BENEFITS
GUARANTEED WITHDRAWAL BENEFIT

In states where approved, we offer an optional Guaranteed Withdrawal Benefit ("GWB") for an additional charge. Please check with your financial representative for state availability. You may elect the GWB rider at the time you purchase the contract, prior to age 86. Once elected, the GWB cannot be terminated except as described below. You may not elect the GWB if you have elected the LIS rider or previously elected the GMIB rider under your contract.


The GWB guarantees that the entire amount of purchase payments you make until termination of the rider will be returned to you through a series of withdrawals which you may begin taking immediately or at a later time, provided withdrawals in any contract year do not exceed the maximum amount allowed. The total amount you are guaranteed to receive is the "Guaranteed Withdrawal


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



Amount." This means that regardless of negative investment performance, you can take specified annual withdrawals until the entire amount of the purchase payments you made during the time period specified in your rider has been returned to you.

This GWB guarantee applies ONLY IF YOUR ANNUAL WITHDRAWALS ARE LESS THAN OR EQUAL TO THE MAXIMUM AMOUNT ALLOWED, CALLED THE ANNUAL BENEFIT PAYMENT, WHICH IS DESCRIBED IN MORE DETAIL BELOW. However, the GWB does not establish or guarantee an account value or minimum return for any investment portfolio. The Benefit Base (as described below) cannot be taken as a lump sum. Income taxes and penalties may apply to your withdrawals.

IF IN ANY CONTRACT YEAR YOU TAKE CUMULATIVE WITHDRAWALS THAT EXCEED THE ANNUAL BENEFIT PAYMENT, THE TOTAL PAYMENTS THAT THE GWB GUARANTEES THAT YOU OR YOUR BENEFICIARY WILL RECEIVE FROM THE CONTRACT OVER TIME MAY BE LESS THAN THE GUARANTEED WITHDRAWAL AMOUNT. THIS REDUCTION MAY BE SIGNIFICANT. HOWEVER, THE GWB RIDER CHARGE WILL CONTINUE TO BE DEDUCTED AND CALCULATED BASED ON THE GUARANTEED WITHDRAWAL AMOUNT (WHICH DOES NOT DECREASE DUE TO WITHDRAWALS) UNLESS YOUR BENEFIT BASE, AS DESCRIBED BELOW, EQUALS ZERO OR UNTIL THE TERMINATION OF THE CONTRACT.

DESCRIPTION OF THE GWB BENEFIT BASE. At issue, the Guaranteed Withdrawal Amount is the maximum total amount of money that you are guaranteed to receive over time under the GWB rider. At issue, the Guaranteed Withdrawal Amount and the Benefit Base are both equal to your initial purchase payment. At any subsequent point in time, the Benefit Base is the remaining amount of money that you are guaranteed to receive through annual withdrawals under the GWB rider. Your initial Benefit Base is set at an amount equal to your initial purchase payment. Your Benefit Base will change with each purchase payment made. Also, each withdrawal will reduce your Benefit Base. If negative investment performance reduces your account value below the Benefit Base, you are still guaranteed to be able to withdraw the entire amount of your Benefit Base.

The Benefit Base is equal to:

o  Your initial purchase payment;

o  Increased by each subsequent purchase payment made;

o Less the amount of any withdrawals; provided, however, that if a withdrawal from your contract is not payable to the contract owner or contract owner's bank account (or to the annuitant or annuitant's bank account, if the owner is a non-natural person), or results in cumulative withdrawals for the current contract year exceeding the Annual Benefit Payment, and the resulting Benefit Base exceeds the account value, an additional reduction in the Benefit Base will be made. This additional reduction will be equal to the difference between the Benefit Base after the decrease for the withdrawal and your account value after the decrease for the withdrawal.

ANNUAL BENEFIT PAYMENT. The Annual Benefit Payment is the maximum amount of your Benefit Base you may withdraw each contract year without adversely impacting the amount guaranteed to be available to you through withdrawals overtime. The initial Annual Benefit Payment is equal to the initial Benefit Base multiplied by the GWB Withdrawal Rate (5%). The Annual Benefit Payment is reset after each subsequent purchase payment to the greater of: (1) the Annual Benefit Payment before the subsequent purchase payment and (2) the GWB Withdrawal Rate multiplied by the Benefit Base afterthe subsequent purchase payment. You can continue to receive annual withdrawals in an amount equal to or less than your Annual Benefit Payment until your Benefit Base is depleted.

It is important that you carefully manage your annual withdrawals. To retain the GWB guarantees, your annual withdrawals cannot exceed the Annual Benefit Payment each contract year. If a withdrawal from your contract does result in annual withdrawals during a contract year exceeding the Annual Benefit Payment or is not payable to the contract owner or contract owner's bank account (or to the annuitant or annuitant's bank account, if the owner is a non-natural person), the Annual Benefit Payment will be recalculated and may be reduced. The new Annual Benefit Payment will equal the lower of: (1)the Annual Benefit Payment before the withdrawal and (2) your account value after the decrease for the withdrawal multiplied by the GWB Withdrawal Rate. This reduction may be significant.

You can always take annual withdrawals less than the Annual Benefit Payment. However, if you choose to receive only a part of, or none of, your Annual Benefit Payment in any given contract year, your Annual Benefit Payment is not cumulative and your Benefit Base and Annual Benefit Payment will not increase. For example, if your Annual Benefit Payment is 5% of your Benefit Base and you


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



withdraw 3% one year, you cannot then withdraw 7% the next year without exceeding your Annual Benefit Payment.

For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. A beneficiary under a decedent's IRA (or where otherwise offered, under any other contract that is being "continued" by a beneficiary after the death of the owner or after the death of the annuitant in certain cases) may be required to take such withdrawals which must commence, in accordance with tax regulations, by the end of the calendar year following the year of the owner's death. These required distributions may be larger than the Annual Benefit Payment. After the first contract year, we will increase your Annual Benefit Payment to equal your required minimum distribution amount for that year, if such amounts are greater than your Annual Benefit Payment. YOU MUST BE ENROLLED IN THE AUTOMATED
REQUIRED MINIMUM DISTRIBUTION PROGRAM TO QUALIFY FOR THIS INCREASE IN ANNUAL BENEFIT PAYMENT. THE FREQUENCY OF YOUR WITHDRAWALS MUST BE ANNUAL. THE
AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM IS BASED ON INFORMATION
RELATING TO THIS CONTRACT ONLY. To enroll in the Automated Required Minimum Distribution program, please contact our Annuity Service Center.

GUARANTEED WITHDRAWAL AMOUNT. We assess the GWB rider charge as a percentage of the GUARANTEED WITHDRAWAL AMOUNT, which is initially set at an amount equal to your initial purchase payment. The Guaranteed Withdrawal Amount may increase with additional purchase payments. In this case, the Guaranteed Withdrawal Amount will be reset equal to the greater of: (1) the Guaranteed Withdrawal Amount before the purchase payment and (2) the Benefit Base after the purchase payment. Withdrawals do not decrease the Guaranteed Withdrawal Amount. If your Guaranteed Withdrawal Amount increases, the amount of the GWB rider charge we deduct will increase since the charge is a percentage of your Guaranteed Withdrawal Amount.

TAXES. Withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1/2, a 10% federal tax penalty may apply.

CANCELLATION. You (or your spouse, upon spousal continuation of the contract) may elect to cancel the GWB rider in accordance with our Administrative Procedures (currently we require you to submit your cancellation request in writing to our Annuity Service Center) during the 90-day period following the 5th contract anniversary. Such cancellation will take effect upon our receipt of the request. Otherwise, the rider may not be canceled. If the GWB rider is canceled, it may not be re-elected.

TERMINATION. The GWB rider will terminate upon the earliest business day we:

(1) process your request for a total withdrawal of your account value;

(2) process your request to apply your account value to an annuity option;

(3) determine that your account value is not sufficient to pay the charge for the GWB rider (whatever account value is available will be applied to pay the annual GWB rider charge);

(4) receive due proof of the owner's death and a beneficiary claim form, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract and the spouse is less than 85 years old, or the annuitant dies if the owner is a non-natural person; note: (1) if the spouse elects to continue the contract (so long as the spouse is less than 85 years old and the GWB rider is in effect at the time of continuation), all terms and conditions of the GWB rider will apply to the surviving spouse; and
(2) we will not terminate the rider until we receive both due proof of the owner's death and a beneficiary claim form (from certain beneficiaries, such as a trust, we may require additional information, such as the trust document), which means we will continue to deduct the GWB rider charge until we receive this information;

(5) process a change in owners, joint owners, or annuitants (if the owner is a non-natural person);

(6) process the termination of your contract; or

(7) process your request for cancellation of the GWB rider.

ADDITIONAL INFORMATION. If you take a full withdrawal of your account value and the withdrawal does not exceed the Annual Benefit Payment, or your account value is reduced to zero because you do not have a sufficient account value to pay the GWB rider charge and your Benefit Base after the withdrawal is more than zero, we will commence making payments to the owner or joint owner (or the annuitant if the owner is a non-natural person) on a monthly basis (or any mutually agreed upon frequency, but


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



not less frequently than annually) until the Benefit Base is exhausted. The total annual payments cannot exceed the Annual Benefit Payment, except to the extent required under the Internal Revenue Code. If you or the joint owner (or the annuitant if the owner is a non-natural person) dies while these payments are being made, your beneficiary will receive these payments. No other death benefit will be paid.

If you cancel the rider or apply your entire account value to an annuity option, we will not deduct the GWB rider charge from your account value after we deduct the charge on the effective date of the cancellation or the application of your account value to an annuity option. We will not pay any benefits as a result of the rider on or after the effective date of the cancellation or the application of your account value to an annuity option.

If the owner or joint owner (or the annuitant if the owner is a non-natural person) should die while the GWB rider is in effect, your beneficiary may elect to receive the Benefit Base as a death benefit instead of the standard death benefit, the Annual Step-Up death benefit or the Compounded-Plus death benefit, if those benefits had been purchased by the owner(s). Otherwise, the provisions of those death benefits will determine the amount of the death benefit and no benefit shall be payable under the GWB rider.

If the beneficiary elects the Benefit Base as a death benefit, we will pay the remaining Benefit Base on a monthly basis (or any mutually agreed upon frequency, but no less frequently than annually) until the Benefit Base is exhausted. Except as may be required by the Internal Revenue Code, an annual payment will not exceed the Annual Benefit Payment. If your beneficiary dies while such payments are made, we will continue making the payments to the beneficiary's estate unless we have agreed to another payee in writing. If the contract is a nonqualified contract, any death benefit must be paid out over a time period and in a manner that satisfies Section 72(s) of the Internal Revenue Code. If the owner (or the annuitant, where the owner is not a natural person) dies prior to the "annuity starting date" (as defined under the Internal Revenue Code and regulations thereunder), the period over which the Benefit Base is paid as a death benefit cannot exceed the remaining life expectancy of the payee under the appropriate IRS tables. For purposes of the preceding sentence, if the payee is a non-natural person, the Benefit Base must be paid out within 5 years from the date of death. Payments under this death benefit must begin within 12 months following the date of death.

We reserve the right to accelerate any payment that is less than $500 or to comply with requirements under the Internal Revenue Code (including minimum distribution requirements for IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code and non-qualified contracts subject to
Section 72(s)). If you terminate the GWB rider because: (1) you make a total withdrawal of your account value; (2) your account value is insufficient to pay the GWB rider charge; or (3) the contract owner or joint owner (or the annuitant if the owner is a non-natural person) dies, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract and the spouse is less than 85 years old, you may not make additional purchase payments under the contract.

(See Appendix F for examples of the GWB.)



8. PERFORMANCE
We periodically advertise subaccount performance relating to the investment portfolios. We will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the Separate Account product charges (including death benefit rider charges) and the investment portfolio expenses. It does not reflect the deduction of any applicable account fee, sales charge and LIS, GMIB or GWB rider charge. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures that reflect the deduction of the separate account product charges (including death benefit rider charges), account fee, sales charges, LIS, GMIB or GWB rider charge and the investment portfolio expenses. MetLife Investors will show performance that reflects both the maximum sales charge (5.75% of the purchase payment) and the minimum sales charge (1.00% of the purchase payment).

For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the Separate Account.

In addition, the performance for the investment portfolios may be shown for the period commencing from the


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



inception date of the investment portfolios. These figures should not be interpreted to reflect actual historical performance of the Separate Account.

We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the investment portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

We may advertise the guaranteed withdrawal benefit riders using illustrations showing how the benefit works with historical performance of specific investment portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolios.

We may advertise the LIS rider or the GWB rider using illustrations showing how the benefit works with historical performance of specific investment portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolios.

You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.



9. DEATH BENEFIT
UPON YOUR DEATH

If you die during the accumulation phase, we will pay a death benefit to your beneficiary(ies). The Principal Protection is the standard death benefit for your contract. At the time you purchase the contract, you can select the optional Annual Step-Up death benefit rider or the Compounded-Plus death benefit rider and you can also select the Additional Death Benefit-Earnings Preservation Benefit. If you are 80 years old or older at the effective date of your contract, you are not eligible to select these optional death benefit riders. For contracts issued prior to May 1, 2004, the Annual Step-Up is the standard death benefit for your contract. The death benefits are described below. Check your contract and riders for the specific provisions applicable. One or more optional death benefits may not be available in your state (check with your registered representative regarding availability). The death benefit is determined as of the end of the business day on which we receive both due proof of death and an election for the payment method. Where there are multiple beneficiaries, the death benefit will only be determined as of the time the first beneficiary submits the necessary documentation in good order.

If you have a joint owner, the death benefit will be paid when the first owner dies. Upon the death of either owner, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary, unless instructed otherwise.

If a non-natural person owns the contract, the annuitant will be deemed to be the owner in determining the death benefit. If there are joint owners, the age of the oldest owner will be used to determine the death benefit amount.

STANDARD DEATH BENEFIT - PRINCIPAL PROTECTION

The death benefit will be the greater of:

(1)    the account value; or

(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the account value as of the effective date of the change of owner, increased by purchase payments received after the date of the change of owner, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date."

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount will be determined in accordance with (1) or (2) above.

OPTIONAL DEATH BENEFIT - ANNUAL STEP-UP

If you select the Annual Step-Up death benefit rider, the death benefit will be the greatest of:

(1)    the account value; or

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



(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal; or

(3)    the highest anniversary value, as defined below.

On the date we issue your contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1), (2) or (3); however, for purposes of calculating (2) and (3) above:

o Subsection (2) is changed to provide: "The account value as of the effective date of the change of owner, increased by purchase payments received after the date of change of owner, and reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date"; and

o for subsection (3), the highest anniversary value will be recalculated to equal your account value as of the effective date of the change of owner.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit is equal to the greatest of (1), (2) or (3).

OPTIONAL DEATH BENEFIT - COMPOUNDED-PLUS

If you select the Compounded-Plus death benefit rider, the death benefit will be the greater of:

(1)    the account value; or

(2)    the enhanced death benefit.

The enhanced death benefit is the greater of (a) or (b) below:

    (a) Highest Anniversary Value: On the date we issue your contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.

    (b) Annual Increase Amount: On the date we issue your contract, the annual increase amount is equal to your initial purchase payment. Thereafter, the annual increase amount is equal to (i) less (ii), where:

         (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter; and

         (ii) is withdrawal adjustments accumulated at the annual increase rate. A withdrawal adjustment is equal to the value of the annual increase amount immediately prior to a withdrawal multiplied by the percentage reduction in account value attributable to that partial withdrawal.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1) or (2); however, for purposes of calculating the enhanced death benefit under (2) above:

    (a) for the highest anniversary value, the highest anniversary value will be recalculated to equal your account value as of the effective date of the owner change; and

    (b) for the annual increase amount, the current annual increase amount will be reset to equal your account value as of the effective date of the owner change.


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



          For purposes of the calculation of the annual increase amount thereafter, the account value on the effective date of the owner change will be treated as the initial purchase payment and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount is equal to the greater of (1) or (2).

ADDITIONAL DEATH BENEFIT - EARNINGS PRESERVATION BENEFIT

The Additional Death Benefit - Earnings Preservation Benefit pays an additional death benefit that is intended to help pay part of the income taxes due at the time of death of the owner or joint owner. The benefit is only available up through age 79 (on the contract issue date). In certain situations, this benefit may not be available for qualified plans (check with your registered representative for details).

Before the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:

(a) is the death benefit under your contract; and

(b) is total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against purchase payments not withdrawn.

On or after the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:

(a) is the death benefit on the contract anniversary immediately prior to your 81st birthday, increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal; and

(b) is total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against purchase payments not withdrawn.

                               Benefit Percentage


   Issue Age                   Percentage
-----------------------
   Ages 69 or younger        40%
   Ages 70-79                25%
   Ages 80 and above          0%

If the owner is a natural person and the owner is changed to someone other than a spouse, the additional death benefit is as defined above; however, for the purposes of calculating subsection (b) above "total purchase payments not withdrawn" will be reset to equal the account value as of the effective date of the owner change, and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the additional death benefit will be determined and payable upon receipt of due proof of death of the first spousal beneficiary. Alternatively, the spousal beneficiary may elect to have the additional death benefit determined and added to the account value upon the election, in which case the additional death benefit rider will terminate (and the corresponding death benefit rider charge will also terminate).

GENERAL DEATH BENEFIT PROVISIONS

The death benefit amount remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to investment risk. This risk is borne by the beneficiary.

If the beneficiary under a tax qualified contract is the annuitant's spouse, the tax law generally allows distributions to begin by the year in which the annuitant would have reached 70 1/2 (which may be more or less than five years after the annuitant's death).

A beneficiary must elect the death benefit to be paid under one of the payment options (unless the owner has previously made the election). The entire death benefit must be paid within five years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. For non-qualified contracts, payment must begin within one year of the date of death. For tax qualified contracts, payment must begin no later


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



than the end of the calendar year immediately following the year of death.

We may also offer a payment option, for both non-tax qualified contracts and certain tax qualified contracts, under which your beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts. If this option is elected, we will issue a new contract to your beneficiary in order to facilitate the distribution of payments. Your beneficiary may choose any optional death benefit available under the new contract. Upon the death of your beneficiary, the death benefit would be required to be distributed to your beneficiary's beneficiary at least as rapidly as under the method of distribution in effect at the time of your beneficiary's death. (See "Federal Income Tax Status.") To the extent permitted under the tax law, and in accordance with our procedures, your designated beneficiary is permitted under our procedures to make additional purchase payments consisting of monies which are direct transfers (as permitted under tax law) from other tax qualified or non-tax qualified contracts, depending on which type of contract you own, held in the name of the decedent. Your beneficiary is also permitted to choose some of the optional benefits available under the contract, but certain contract provisions or programs may not be available.

If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days. Payment to the beneficiary under an annuity option may only be elected during the 60 day period beginning with the date we receive due proof of death. If we do not receive an election during such time, we will make a single sum payment to the beneficiary at the end of the 60 day period.

If the owner or a joint owner, who is not the annuitant, dies during the income phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at the time of the owner's death. Upon the death of the owner or a joint owner during the income phase, the beneficiary becomes the owner.

SPOUSAL CONTINUATION

If the primary beneficiary is the spouse of the owner, upon the owner's death, the beneficiary may elect to continue the contract in his or her own name. Upon such election, the account value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the owner. Any excess of the death benefit amount over the account value will be allocated to each applicable investment portfolio and/or the fixed account in the ratio that the account value in the investment portfolio and/or the fixed account bears to the total account value. Spousal continuation will not satisfy minimum required distribution rules for tax qualified contracts other than IRAs.

DEATH OF THE ANNUITANT

If the annuitant, not an owner or joint owner, dies during the accumulation phase, you automatically become the annuitant. You can select a new annuitant if you do not want to be the annuitant (subject to our then current underwriting standards). However, if the owner is a non- natural person (for example, a trust), then the death of the primary annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

CONTROLLED PAYOUT

You may elect to have the death benefit proceeds paid to your beneficiary in the form of annuity payments for life or over a period of time that does not exceed your beneficiary's life expectancy. This election must be in writing in a form acceptable to us. You may revoke the election only in writing and only in a form acceptable to us. Upon your death, the beneficiary cannot revoke or modify your election. The Controlled Payout is only available to Non-Qualified Contracts (see "Federal Income Tax Status").



10. FEDERAL INCOME TAX STATUS
The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state tax or other tax laws, or to address any state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a contract.


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When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money, generally for retirement purposes. If you invest in an annuity contract as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a "Qualified Contract." The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. You should note that for any Qualified Contract, the tax deferred accrual feature is provided by the tax qualified retirement plan, and as a result there should be reasons other than tax deferral for acquiring the contract within a qualified plan.

If your annuity is independent of any formal retirement or pension plan, it is termed a "Non-Qualified Contract."

Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

TAXATION OF NON-QUALIFIED CONTRACTS

NON-NATURAL PERSON. If a non-natural person (e.g., a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Non-Qualified Contracts owned by natural persons.

WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the owner's investment in the contract (generally, the premiums or other consideration paid for the contract, reduced by any amount previously distributed from the contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the owner's investment in the contract.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

It is conceivable that charges for certain benefits under a variable contract, such as any of the guaranteed death benefits (including, but not limited to, the Earnings Preservation Benefit) and certain living benefits (E.G., the GWB rider), may be considered as deemed distributions subject to immediate taxation. We currently intend to treat these charges as an intrinsic part of the annuity contract and we do not tax report these charges as taxable income. However, it is possible that this may change in the future if we determine that such reporting is required by the IRS. If so, the charge could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.

The tax treatment of withdrawals under a Guaranteed Withdrawal Benefit is also uncertain. It is conceivable that the amount of potential gain could be determined based on the Benefit Base at the time of the withdrawal, if greater than the account value. This could result in a greater amount of taxable income in certain cases. In general, at the present time, we intend to tax report such withdrawals using the gross account value rather than the Benefit Base at the time of the withdrawal to determine gain. However, in cases where the maximum permitted withdrawal in any year under the GWB exceeds the gross account value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal. Consult your tax adviser.

We reserve the right to change our tax reporting practices if we determine that they are not in accordance with IRS guidance (whether formal or informal).

ADDITIONAL PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

o  made on or after the taxpayer reaches age 59 1/2;

o  made on or after the death of an owner;

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o  attributable to the taxpayer's becoming disabled;

o made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary; or

o under certain immediate income annuities providing for substantially equal payments made at least annually.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. In general, the amount of each payment under a variable annuity payment option that can be excluded from federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated. Once the investment in the contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.

The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between the fixed account and variable investment portfolios, as well as transfers between investment portfolios after the annuity starting date. Consult your tax adviser.

TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Non-Qualified Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.

See the Statement of Additional Information as well as "Death Benefit - General Death Benefit Provisions" in this prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the contract, a transfer or assignment of ownership of a Non-Qualified Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange or event should consult a tax adviser as to the tax consequences.

WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs.

DIVERSIFICATION. In order for your Non-Qualified Contract to be considered an annuity contract for federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. However, the tax law concerning these rules is subject to change and to different interpretations. Inadvertent failure to meet these standards may be correctable. Failure to meet


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



these standards would result in immediate taxation to contract owners of gains under their contracts. Consult your tax adviser prior to purchase.

OWNERSHIP OF THE INVESTMENTS. In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the number of funds available and the flexibility of the contract owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the contract does not give the contract owner investment control over Separate Account assets, we reserve the right to modify the contract as necessary to prevent a contract owner from being treated as the owner of the Separate Account assets supporting the contract.

FURTHER INFORMATION. We believe that the contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

INDIVIDUAL RETIREMENT ACCOUNTS (IRAS). IRAs, as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2006, $4,000 plus, for an owner age 50 or older, $1,000) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless an exception applies. The Internal Revenue Service (IRS) has approved the forms of the IRA and SIMPLE IRA endorsements, when used with the contract and certain of its riders (including enhanced death benefits), but your contract may differ from the approved version because of differences in riders or state insurance law requirements. Traditional IRAs/SEPs, SIMPLE IRAs and Roth IRAs may not invest in life insurance. The contract may provide death benefits that could exceed the greater of premiums paid or the account balance. The final required minimum distribution income tax regulations generally treat such benefits as part of the annuity contract and not as life insurance and require the value of such benefits to be included in the participant's interest that is subject to the required minimum distribution rules.

SIMPLE IRA. A SIMPLE IRA permits certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,000 for 2006. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

ROTH IRA. A Roth IRA, as described in Code section 408A, permits certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A


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



10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

PENSION PLANS. Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract. The contract includes optional death benefits that in some cases may exceed the greater of the premium payments or the account value.

TAX SHELTERED ANNUITIES. Tax Sheltered Annuities (TSA) that qualify under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

Proposed income tax regulations issued in November 2004, would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract (or section 403(b)(7) custodial account), (b) significant restrictions on the ability of participants to direct proceeds between 403(b) annuity contracts and
(c) new restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

The proposed regulations will generally not be effective until taxable years beginning after December 31, 2005, at the earliest; and may not be relied on until issued in final form. However, certain aspects, including a proposed prohibition on use of life insurance under section 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final form.

SECTION 457(B) PLANS. An eligible 457(b) plan, while not actually a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, which must be a tax-exempt entity under section 501(c) of the Code, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

SEPARATE ACCOUNT CHARGES FOR DEATH BENEFITS. For contracts purchased under section 401(a) plans or 403(b) plans, certain death benefits could conceivably be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefits, in certain cases, may exceed this limitation employers using the contract in connection with such plans should consult their tax adviser. Additionally, it is conceivable that the explicit charges for, or the amount of the mortality and expense charges allocable to, such benefits may be considered taxable distributions.

OTHER TAX ISSUES. Qualified Contracts (including contracts under section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount that should have been, but was not, distributed.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of account value, as well as all living benefits) must be added to the account value in computing the amount required to be distributed over the applicable period.

The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax adviser to determine whether your variable income annuity will satisfy these rules for your own situation.

Distributions from Qualified Contracts generally are subject to withholding for the owner's federal income tax liability. The withholding rate varies according to the type of distribution and the owner's tax status. The owner will be provided the opportunity to elect not to have tax withheld from distributions.

"Eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457(b) plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.

COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consquences resulting from the election of an annuity payment option containing a commutation feature is uncertain and the IRS may determine that the taxable amount of annuity payments and withdrawals received for any year could be greater than or less than the taxable amount reported by us. The exercise of the commutation feature also may result in adverse tax consequences including:

o The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.

o The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.

o The possibility that the exercise of the commutation feature could adversely affect the amount excluded from federal income tax under any annuity payments made after such commutation.

A payee should consult with his or her own tax advisor prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

ANNUITY PURCHASE PAYMENTS BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to the U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.

FOREIGN TAX CREDITS

To the extent permitted under the federal income tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the investment portfolios to foreign jurisdictions.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the contract.

We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of the contract and do not intend the above discussion as tax advice.



11. OTHER INFORMATION
METLIFE INVESTORS

MetLife Investors Insurance Company (MetLife Investors) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company, which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Services Life Insurance Company changed its name to MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc., the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, MetLife Investors became a direct subsidary of MetLife, Inc. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.

Before November 9, 2006, all contracts were issued by MetLife Investors Insurance Company of California (MetLife Investors of California), a subsidiary of MetLife Investors, which in turn is a direct subsidiary of MetLife, Inc. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger. Upon consummation of the merger, MetLife Investors of California's separate corporate existence ceased operation by law, and MetLife Investors assumed legal ownership of all the assets of MetLife Investors of California, including MetLife Investors Variable Annuity Account Five and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors of California's liabilities and obligations, including those created under contracts initially issued by MetLife Investors of California and outstanding on the date of the merger. Such contracts have thereby become variable contracts funded by a separate account of MetLife Investors, and each contract owner has become a contract owner of MetLife Investors.

For contracts issued on or before December 31, 2002, General American Life agreed to ensure that MetLife Investors will have sufficient funds to meet obligations under the contracts. In the event an owner of such a contract presents a legitimate claim for payment, General American Life will pay such claim directly to the contract owner if MetLife Investors is unable to make such payment. This guarantee is enforceable by such contract owners against General American Life directly without any requirement that contract owners first file a claim against MetLife Investors. The guarantee agreement is binding on General American Life, its successors or assignees and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American Life's rating.

We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.


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We are a member of the Insurance Marketplace Standards Association (IMSA).
Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

THE SEPARATE ACCOUNT

A SEPARATE ACCOUNT, MetLife Investors Variable Annuity Account Five (Separate Account), has been established to hold the assets that underlie the contracts. The Board of Directors of MetLife Investors Insurance Company of California (MetLife Investors of California) adopted a resolution to establish the Separate Account under California insurance law on March 24, 1992. On November 9, 2006, and in conjunction with the merger of MetLife Investors and MetLife Investors of California, the Separate Account became a separate account of MetLife Investors, maintained under Missouri law. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the contracts are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.

We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your account value.

DISTRIBUTOR

We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 5 Park Plaza, Suite 1900, Irvine, CA 92614, for the distribution of the contracts. Distributor, and in certain cases, we, have entered into selling agreements with other selling firms for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

Certain investment portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the investment portfolios. (See "Fee Tables and Examples - Investment Portfolio Expenses" and the fund prospectuses.) These payments range up to 0.25% of Separate Account assets invested in the particular investment portfolio.

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of purchase payments allocated to the American Funds Global Growth Fund for the services it provides in marketing the Fund's shares in connection with the contract.

SELLING FIRMS

As noted above, Distributor, and in certain cases, we, have entered into selling agreements with selling firms for the sale of the contracts. All selling firms receive commissions, and they may also receive some form of non-cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.

COMPENSATION PAID TO SELLING FIRMS. We and Distributor pay compensation to all selling firms in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for contract sales and additional purchase payments by selling firms is 7% of purchase payments. Some selling firms may elect to receive a lower commission when a purchase payment is made, along with annual trail commissions beginning in year two up to 0.25% of account value (less purchase payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement. We also pay commissions when a contract owner elects to begin receiving regular income payments (referred to as "annuity payments"). (See "Annuity Payments - The Income Phase.") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts.

Ask your registered representative for further information about what payments your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.

ADDITIONAL COMPENSATION FOR SELECTED SELLING FIRMS. We and Distributor have entered into distribution arrangements with certain selected selling firms. Under these arrangements we and Distributor may pay additional compensation to selected selling firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative periodic (usually quarterly) sales of our variable insurance contracts (including the contracts). Introduction fees are payments to selling firms in connection with the addition of our products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer our products. Persistency payments are periodic payments based on account values of our variable insurance contracts (including account values of the contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the contracts in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives. We and Distributor have entered into such distribution agreements with selling firms identified in the Statement of Additional Information.

The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms and/or their sales representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. For more information about any such additional compensation arrangements, ask your registered representative. (See the Statement of Additional Information - "Distribution" for a list of selling firms that received compensation during 2005, as well as the range of additional compensation paid.)

REQUESTS AND ELECTIONS

We will treat your request for a contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Service Center before the close of regular trading on the New York Stock Exchange on that day. We will treat your submission of a purchase payment as received by us if we receive a payment at our Annuity Service Center (or a designee receives a payment in accordance with the designee's administrative procedures) before the close of regular trading on the New York Stock Exchange on that day. If we receive the request, or if we (or our designee) receive the payment, after the close of trading on the New York Stock Exchange on that day, or if the New York Stock Exchange is not open that day, then the request or payment will be treated as received on the next day when the New York Stock Exchange is open. Our Annuity Service Center is located at P.O. Box 10366, Des Moines, IA 50306-0366.

Requests for service may be made:

o  Through your registered representative

o By telephone at (800) 343-8496, between the hours of 7:30AM and 5:30PM Central Time Monday through Thursday and 7:30AM and 5:00PM Central Time on Friday

o  In writing to our Annuity Service Center

o  By fax at (515) 457-4400 or

o  By Internet at www.metlifeinvestors.com

All other requests must be in written form, satisfactory to us.

We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax, Internet or other means are genuine. Any telephone, fax or Internet instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, fax or Internet are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Service Center to be effective. If acceptable to us, requests or elections relating to beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or action.

Telephone and computer systems may not always be available. Any telephone or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your transaction request in writing to our Annuity Service Center.

CONFIRMING TRANSACTIONS. We will send out written statements confirming that a transaction was recently completed. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.

OWNERSHIP

OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract.

These rights include the right to:

o  change the beneficiary.

o change the annuitant before the annuity date (subject to our underwriting and administrative rules).

o  assign the contract (subject to limitation).

o  change the payment option.

o exercise all other rights, benefits, options and privileges allowed by the contract or us.

The owner is as designated at the time the contract is issued, unless changed.

JOINT OWNER. The contract can be owned by JOINT OWNERS, limited to two natural persons. Upon the death of either owner, the surviving owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. If joint owners are named, unless you tell us otherwise, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary (unless you tell us otherwise).

ANNUITANT. The ANNUITANT is the natural person(s) on whose life we base annuity payments. You can change the annuitant at any time prior to the annuity date, unless an owner is not a natural person. Any reference to annuitant includes any joint annuitant under an annuity option. The owner and the annuitant do not have to be the same person except as required under certain sections of the Internal Revenue Code or under the LIS or GMIB riders (see "Annuity Payments (The Income Phase) - Lifetime Income Solution and Guaranteed Minimum Income Benefit").

ASSIGNMENT. You can assign a non-qualified contract at any time during your lifetime. We will not be bound by the assignment until the written notice of the assignment is recorded by us. We will not be liable for any payment or other action we take in accordance with the contract before we record the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

LEGAL PROCEEDINGS

In the ordinary course of business, MetLife Investors, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife Investors does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife Investors to meet its obligations under the contracts.

FINANCIAL STATEMENTS

Our financial statements and the financial statements of the Separate Account have been included in the SAI. The financial statements of General American Life have also been included in the SAI.


TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

     Company
     Experts
     Custodian
     Distribution
     Calculation of Performance Information
     Annuity Provisions
     Tax Status of the Contracts
     Condensed Financial Information
     Financial Statements

APPENDIX A
CONDENSED FINANCIAL INFORMATION

The following charts list the Condensed Financial Information (the accumulation unit value information for the accumulation units outstanding) for contracts issued as of December 31, 2005. See "Purchase - Accumulation Units" in the prospectus for information on how accumulation unit values are calculated. Chart 1 presents accumulation unit values for the lowest possible combination of separate account product charges and death benefit rider charges. Chart 2 presents accumulation unit values for the highest possible combination of such charges. The SAI contains the accumulation unit values for all other possible combinations of separate account product charges and death benefit rider charges. (See "Cover Page" for how to obtain a copy of the SAI.)

CHART 1



                                           0.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                                 NUMBER OF
                                                                                ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                               UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                                BEGINNING OF       END OF      OUTSTANDING AT
                                                                                   PERIOD          PERIOD      END OF PERIOD
                                                                              --------------- --------------- ---------------
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  11/19/2004       15.324801       15.882746       7,754.2451
=============                                               ==== ==========       =========       =========     ============
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  11/19/2004       15.626532       16.843427           0.0000
=============                                               ==== ==========       =========       =========     ============
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       12.400969       14.074683      22,786.8431
   01/01/2005                                                to  12/31/2005       14.074683       14.521417     106,029.8860
=============                                               ==== ==========       =========       =========     ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       16.805659       17.982788      11,712.3582
   01/01/2005                                                to  12/31/2005       17.982788       18.115331      50,242.5770
=============                                               ==== ==========       =========       =========     ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       46.025646       51.209751       7,463.1472
   01/01/2005                                                to  12/31/2005       51.209751       52.552136      31,432.8839
=============                                               ==== ==========       =========       =========     ============
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004        8.970562       10.004177       1,657.1208
   01/01/2005                                                to  12/31/2005       10.004177       10.384527      14,075.0732
=============                                               ==== ==========       =========       =========     ============
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       21.077433       24.662779       5,822.6139
   01/01/2005                                                to  12/31/2005       24.662779       26.448796      34,659.6756
=============                                               ==== ==========       =========       =========     ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004        9.952696       11.476939       1,900.8175
   01/01/2005                                                to  12/31/2005       11.476939       13.262117      15,874.3451
=============                                               ==== ==========       =========       =========     ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                           0.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                                 NUMBER OF
                                                                            ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                           UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                            BEGINNING OF         END OF        OUTSTANDING AT
                                                                               PERIOD            PERIOD        END OF PERIOD
                                                                          ---------------   ---------------   ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       10.200992         10.203516         1,194.3248
   01/01/2005                                            to  04/30/2005       10.203516         10.238536             0.0000
=============                                           ==== ==========       =========         =========        ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                            to  12/31/2005        8.168753          8.908036        18,825.7795
=============                                           ==== ==========       =========         =========        ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       11.912566         12.400896        14,012.4245
   01/01/2005                                            to  12/31/2005       12.400896         12.585142        46,633.7392
=============                                           ==== ==========       =========         =========        ===========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       13.347029         15.544249             0.0000
   01/01/2005                                            to  12/31/2005       15.544249         16.938261           352.5400
=============                                           ==== ==========       =========         =========        ===========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                            to  12/31/2005        9.999384         10.521679        57,740.0015
=============                                           ==== ==========       =========         =========        ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                            to  12/31/2005       51.809276         52.255738             0.0000
=============                                           ==== ==========       =========         =========        ===========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                            to  12/31/2005       10.239069         10.391647        11,979.3134
=============                                           ==== ==========       =========         =========        ===========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       10.750516         11.586807        15,928.6733
   01/01/2005                                            to  12/31/2005       11.586807         12.133369        65,458.2786
=============                                           ==== ==========       =========         =========        ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                            to  12/31/2004       30.656247         33.147513           967.9711
   01/01/2005                                            to  12/31/2005       33.147513         36.235212        11,951.7420
=============                                           ==== ==========       =========         =========        ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                            to  12/31/2005        4.203893          5.071509        22,846.0027
=============                                           ==== ==========       =========         =========        ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                            to  12/31/2004        4.337440          4.547654         9,393.3054
   01/01/2005                                            to  04/30/2005        4.547654          4.191750             0.0000
=============                                           ==== ==========       =========         =========        ===========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       41.065559         44.845307         6,900.2749
   01/01/2005                                            to  12/31/2005       44.845307         45.780077        26,481.0673
=============                                           ==== ==========       =========         =========        ===========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                            to  12/31/2005       15.148999         17.818958        12,453.0819
=============                                           ==== ==========       =========         =========        ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                         0.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                             NUMBER OF
                                                                        ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                       UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                        BEGINNING OF         END OF        OUTSTANDING AT
                                                                           PERIOD            PERIOD        END OF PERIOD
                                                                      ---------------   ---------------   ---------------
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                        to  12/31/2004       12.102493         13.403715        15,893.8612
   01/01/2005                                        to  12/31/2005       13.403715         14.036301        51,644.2532
=============                                       ==== ==========       =========         =========        ===========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB)
   05/01/2004                                        to  12/31/2004       49.631033         54.106461         1,135.1572
   01/01/2005                                        to  12/31/2005       54.106461         56.511006         2,379.5756
=============                                       ==== ==========       =========         =========        ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

CHART 2



                                           1.35% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                                 NUMBER OF
                                                                                ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                               UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                                BEGINNING OF       END OF      OUTSTANDING AT
                                                                                   PERIOD          PERIOD      END OF PERIOD
                                                                              --------------- --------------- ---------------
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  11/19/2004       14.605718       15.088051       1,887.1663
=============                                               ==== ==========       =========       =========       ==========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  11/19/2004       14.893241       16.000605           0.0000
=============                                               ==== ==========       =========       =========       ==========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       12.326258       13.934369       3,833.3420
   01/01/2005                                                to  12/31/2005       13.934369       14.290899       7,341.9007
=============                                               ==== ==========       =========       =========       ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       16.016901       17.070755       2,835.6004
   01/01/2005                                                to  12/31/2005       17.070755       17.093990       6,230.5613
=============                                               ==== ==========       =========       =========       ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       42.216839       46.785480       2,265.8015
   01/01/2005                                                to  12/31/2005       46.785480       47.725495       5,541.1266
=============                                               ==== ==========       =========       =========       ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004        8.798771        9.773621           0.0000
   01/01/2005                                                to  12/31/2005        9.773621       10.084695       3,867.3909
=============                                               ==== ==========       =========       =========       ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       20.246338       23.596288       2,418.4356
   01/01/2005                                                to  12/31/2005       23.596288       25.154161       5,523.0118
=============                                               ==== ==========       =========       =========       ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004        9.762042       11.212402       1,387.1417
   01/01/2005                                                to  12/31/2005       11.212402       12.879180       1,791.8166
=============                                               ==== ==========       =========       =========       ==========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       10.005679        9.968418         543.8745
   01/01/2005                                                to  04/30/2005        9.968418        9.983084           0.0000
=============                                               ==== ==========       =========       =========       ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                to  12/31/2005        7.964511        8.650849           0.0000
=============                                               ==== ==========       =========       =========       ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       11.684520       12.115215       2,982.6942
   01/01/2005                                                to  12/31/2005       12.115215       12.221861       9,196.4568
=============                                               ==== ==========       =========       =========       ==========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       12.720544       14.755826           0.0000
   01/01/2005                                                to  12/31/2005       14.755826       15.983273           0.0000
=============                                               ==== ==========       =========       =========       ==========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                          1.35% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                               NUMBER OF
                                                                          ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                         UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                          BEGINNING OF         END OF        OUTSTANDING AT
                                                                             PERIOD            PERIOD        END OF PERIOD
                                                                        ---------------   ---------------   ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                          to  12/31/2005        9.998890         10.479411            29.1782
=============                                         ==== ==========       =========         =========        ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                          to  12/31/2005       45.485755         45.695584             0.0000
=============                                         ==== ==========       =========         =========        ===========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                          to  12/31/2005        9.983111         10.091655             0.0000
=============                                         ==== ==========       =========         =========        ===========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                          to  12/31/2004       10.621775         11.402596         6,825.0050
   01/01/2005                                          to  12/31/2005       11.402596         11.869251        15,040.9420
=============                                         ==== ==========       =========         =========        ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                          to  12/31/2004       28.956126         31.184935            12.7274
   01/01/2005                                          to  12/31/2005       31.184935         33.886562         1,147.3817
=============                                         ==== ==========       =========         =========        ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                          to  12/31/2005        4.079356          4.901758         9,863.1880
=============                                         ==== ==========       =========         =========        ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                          to  12/31/2004        4.234216          4.421800         7,013.7120
   01/01/2005                                          to  04/30/2005        4.421800          4.067773             0.0000
=============                                         ==== ==========       =========         =========        ===========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                          to  12/31/2004       37.079489         40.331611         1,036.7037
   01/01/2005                                          to  12/31/2005       40.331611         40.926701         1,373.4349
=============                                         ==== ==========       =========         =========        ===========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                          to  12/31/2005       14.424389         16.899352             0.0000
=============                                         ==== ==========       =========         =========        ===========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                          to  12/31/2004       12.029388         13.269864         3,260.2617
   01/01/2005                                          to  12/31/2005       13.269864         13.813260         7,942.8503
=============                                         ==== ==========       =========         =========        ===========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB)
   05/01/2004                                          to  12/31/2004       45.018747         48.883437           504.6205
   01/01/2005                                          to  12/31/2005       48.883437         50.751364         1,099.6605
=============                                         ==== ==========       =========         =========        ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment portfolios are no longer available for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) AIM Variable Insurance Funds ("AIM VI"):
AIM VI Capital Appreciation Fund (Series I); and AIM International Growth Fund (Series I) (closed effective May 1, 2002); (b) Met Investors Series Trust: T. Rowe Price Mid Cap Growth Portfolio (closed effective May 1, 2003); for contracts issued prior to May 1, 2002, Lord Abbett Growth and Income Portfolio (Class A) (closed effective May 1, 2004); Jennison Growth Portfolio (closed effective May 1, 2005); and Legg Mason Value Equity Portfolio (closed effective May 1, 2006); (c) Franklin Templeton Variable Insurance Products Trust:
Templeton Foreign Securities Fund (closed effective May 1, 2003); (d) Metropolitan Series Fund, Inc.: FI International Stock Portfolio (formerly Putnam International Stock Portfolio) (closed effective December 19, 2003); T. Rowe Price Small Cap Growth Portfolio and T. Rowe Price Large Cap Growth Portfolio (closed effective May 1, 2004); and (e) Putnam Variable Trust (Class
IB): Putnam VT Growth and Income Fund (closed effective May 1, 2006). Franklin Templeton Variable Insurance Products Trust (Class 2): Templeton Growth Securities Fund was closed effective May 1, 2002 and reopened effective May 1, 2006.

Effective as of April 28, 2003, the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS (Reg. TM) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio.

Effective as of May 1, 2004, the following investment portfolios were replaced:
(a) Franklin Templeton Variable Insurance Products Trust: Franklin Small Cap Fund (closed effective May 1, 2002) was replaced with the T. Rowe Price Small Cap Growth Portfolio (Class B) of the Metropolitan Series Fund, Inc.; Templeton Global Income Securities Fund (closed effective May 1, 2002) was replaced with the PIMCO Total Return Portfolio (Class B) of Met Investors Series Trust; Franklin Large Cap Growth Securities Fund (closed effective May 1, 2003) was replaced with the T. Rowe Price Large Cap Portfolio (Class B) of the Metropolitan Series Fund, Inc. and; Mutual Shares Securities Fund (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class B) of Met Investors Series Trust; and (b) AIM Variable Insurance Funds: for contracts issued prior to May 1, 2002, AIM V.I. Premier Equity Fund (Series I) (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class A), and for contracts issued on and after May 1, 2002, the AIM V.I. Premier Equity Fund (Series II) (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class B) of the Met Investors Series Trust.

Effective as of November 22, 2004, the following investment portfolios were merged: J.P. Morgan Select Equity Portfolio of the Met Investors Series Trust merged into the Capital Guardian U.S. Equity Portfolio of the Metropolitan Series Fund, Inc.; and J.P. Morgan Quality Bond Portfolio of Met Investors Series Trust merged into the PIMCO Total Return Portfolio of Met Investors Series Trust.

Effective as of May 1, 2005, the following portfolios were merged: Met/Putnam Voyager Portfolio merged into the Jennison Growth Portfolio; and Money Market Portfolio merged into the BlackRock Money Market Portfolio.

Effective as of May 1, 2006, Metropolitan Series Fund, Inc.: MFS (Reg. TM) Investors Trust Series (closed effective May 1, 2003) merged into Met Investors Series Trust: Legg Mason Value Equity Portfolio (Class B).

YOU SHOULD READ THE PROSPECTUSES FOR THESE DISCONTINUED INVESTMENT PORTFOLIOS FOR MORE INFORMATION ON FEES, CHARGES, INVESTMENT OBJECTIVES AND RISKS. A COPY OF THE FUND PROSPECTUSES HAS PREVIOUSLY BEEN PROVIDED TO YOU.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

AMERICAN FUNDS INSURANCE SERIES
(CLASS 2)

American Funds Insurance Series is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolio is available under the contract:

AMERICAN FUNDS GLOBAL GROWTH FUND*

INVESTMENT OBJECTIVE: The American Funds Global Growth Fund seeks capital appreciation through stocks.

* The portfolio is expected to be available on or about November 13, 2006.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)

Franklin Templeton Variable Insurance Products Trust currently consists of 22 separate series (the Fund or Funds). Funds may be available in multiple classes: Class 1, Class 2 and Class 3. Templeton Global Advisers Limited is the investment adviser for the Templeton Growth Securities Fund. The following Class 2 portfolio is available under the contract:

TEMPLETON GROWTH SECURITIES FUND

INVESTMENT OBJECTIVE: The Fund's investment goal is long-term capital growth.

MET INVESTORS SERIES TRUST (CLASS B OR CLASS A, AS NOTED)

Met Investors Series Trust is managed by Met Investors Advisory, LLC, (Met Investors Advisory), which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B or Class A, as noted, portfolios are available under the contract:

LORD ABBETT AMERICA'S VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett America's Value Portfolio seeks current income and capital appreciation.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuation in market value.

LORD ABBETT MID-CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Mid-Cap Value Portfolio seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

MFS (Reg. TM) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS (Reg. TM) Research International Portfolio seeks capital appreciation.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

PIONEER FUND PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Fund Portfolio seeks reasonable income and capital growth.

PIONEER MID-CAP VALUE PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Mid-Cap Value Portfolio seeks capital appreciation.

PIONEER STRATEGIC INCOME PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Strategic Income Portfolio seeks a high level of current income.

MET/PUTNAM CAPITAL OPPORTUNITIES PORTFOLIO

SUBADVISER: Putnam Investment Management, LLC

INVESTMENT OBJECTIVE: The Met/Putnam Capital Opportunities Portfolio seeks to provide a high total return from a portfolio of equity securities of small and mid-sized companies.

VAN KAMPEN COMSTOCK PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management Inc.

INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.

VAN KAMPEN MID-CAP GROWTH PORTFOLIO (formerly Lord Abbett Growth Opportunities Portfolio)

SUBADVISER: Morgan Stanley Investment Management Inc. (formerly Lord, Abbett & Co. LLC)

INVESTMENT OBJECTIVE: The Van Kampen Mid-Cap Growth Portfolio seeks capital appreciation.

METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate ofMetLife Investors, is the investment adviser to the portfolios. The following Class B or Class E, as noted, portfolios are available under the contract:

BLACKROCK BOND INCOME PORTFOLIO

SUBADVISER: BlackRock Advisors, Inc.

INVESTMENT OBJECTIVE: The BlackRock Bond Income Portfolio seeks a competitive total return primarily from investing in fixed-income securities.

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, Inc.

INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.

CAPITAL GUARDIAN U.S. EQUITY PORTFOLIO

SUBADVISER: Capital Guardian Trust Company

INVESTMENT OBJECTIVE: The Capital Guardian U.S. Equity Portfolio seeks long-term growth of capital.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers - NY, Inc., a wholly-owned subsidiary.

INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.

MFS (Reg. TM) TOTAL RETURN PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS (Reg. TM) Total Return Portfolio seeks a favorable total return through investment in a diversified portfolio.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Global Equity Portfolio seeks capital appreciation.

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolio is available under the contract:

PUTNAM VT EQUITY INCOME FUND

INVESTMENT OBJECTIVE: The Fund seeks current income. Capital growth is a secondary objective when consistent with seeking current income.

MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios are available under the contract:

METLIFE DEFENSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks a high level of current income with growth of capital, a secondary objective.

METLIFE MODERATE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE BALANCED STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.

METLIFE GROWTH STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks growth of capital primarily through its investments in underlying portfolios that invest primarily in equity securities and secondarily through its investments in underlying portfolios that invest primarily in fixed income securities.

METLIFE AGGRESSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks growth of capital through its investments in underlying portfolios that invest primarily in equity securities.

APPENDIX C
EDCA EXAMPLES WITH MULTIPLE PURCHASE PAYMENTS
In order to show how the EDCA program works, we have created some examples. The examples are purely hypothetical and are for illustrative purposes only. The interest rate earned in an EDCA account will be 3%, plus any additional interest which we may declare from time to time. In addition, each bucket attributable to a subsequent purchase payment will earn interest at the then-current interest rate applied to new allocations to an EDCA account of the same monthly term.

6-MONTH EDCA
The following example demonstrates how the 6-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $12,000 net purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $10,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $12,000 allocation amount by 6 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA Account Value are accumulated at the EDCA interest rate using the following formula:

Account Value 1st Payment Bucket (month 2) =

Account Value 1st Payment Bucket (month 1) x (1+EDCA Rate)(1/12) - EDCA Transfer Amount

At the beginning of the 4th month, a second net purchase payment of $6,000 is allocated to the EDCA program. The entire $6,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second net purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $6,000 allocation amount divided by 6) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.


                                                                                        ---- Account Values----
 Beg of         Amount Allocated             Actual                 EDCA             1st Payment         2nd Payment
  Month              to EDCA             EDCA Transfer         Account Value            Bucket             Bucket
--------       ------------------       ---------------       ---------------       -------------       ------------
    1                12000                   2000                  10000                10000
    2                                        2000                   8095                 8095
    3                                        2000                   6172                 6172
    4                 6000                   3000                   9230                 3230               6000
    5                                        3000                   6309                  261               6048
    6                                        3000                   3359                    0               3359
    7                                        3000                    386                    0                386
    8                                         389                      0                    0                  0
    9                                           0                      0                    0                  0
   10                                           0                      0                    0                  0
   11                                           0                      0                    0                  0
   12                                           0                      0                    0                  0
   13                                           0                      0                    0                  0
   14                                           0                      0                    0                  0
   15                                           0                      0                    0                  0

12-MONTH EDCA
The following example demonstrates how the 12-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $24,000 net purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $22,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $24,000 allocation amount by 12 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA account value are accumulated at the EDCA interest rate using the following formula:

Account Value 1st Payment Bucket (month 2) =

Account Value 1st Payment Bucket (month 1) x

(1+EDCA Rate)(1/12) - EDCA Transfer Amount

At the beginning of the 6th month, a second net purchase payment of $12,000 is allocated to the EDCA program. The entire $12,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second net purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $12,000 allocation amount divided by 12) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.


                                                                                        ---- Account Values----
 Beg of         Amount Allocated             Actual                 EDCA             1st Payment         2nd Payment
  Month              to EDCA             EDCA Transfer         Account Value            Bucket             Bucket
--------       ------------------       ---------------       ---------------       -------------       ------------
    1                24000                   2000                  22000                22000
    2                                        2000                  20209                20209
    3                                        2000                  18401                18401
    4                                        2000                  16575                16575
    5                                        2000                  14732                14732
    6                12000                   3000                  23872                11872              12000
    7                                        3000                  21801                 8985              12096
    8                                        3000                  18262                 6070              12192
    9                                        3000                  15417                 3128              12289
   10                                        3000                  12545                  157              12387
   11                                        3000                   9645                    0               9645
   12                                        3000                   6722                    0               6722
   13                                        3000                   3776                    0               3776
   14                                        3000                    806                    0                806
   15                                         812                      0                    0                  0

APPENDIX D
DESCRIPTION OF GMIB
The Guaranteed Minimum Income Benefit (GMIB) rider was only offered under the contracts prior to July 1, 2002. If you elected the GMIB under your contract, you may not terminate it. You may exercise the GMIB after a 10-year waiting period, but only during the 30-day period following any contract anniversary up to and including the contract anniversary on or following your 85th birthday.

INCOME BASE. The INCOME BASE is the greater of (a) or (b) minus (c) below:

(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. The "Highest Anniversary Value" is increased by additional purchase payments and will be reduced by the percentage reduction in account value caused by subsequent partial withdrawals. On each contract anniversary prior to your 81st birthday, the Highest Anniversary Value will be reset equal to the greater of the Highest Anniversary Value at that time or the account value on the date of the recalculation. After your 81st birthday, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced by the percentage reduction in account value caused by subsequent partial withdrawals.

(b) Annual Increase Amount: On the issue date, the "Annual Increase Amount" is equal to your initial purchase payment. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:

    (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 6% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter;

    (ii) is withdrawal adjustments accumulated at the annual increase rate. Withdrawal adjustments in a contract year are determined according to
          (1) or (2) as defined below:

         (1) The withdrawal adjustment for each partial withdrawal in a contract year is the value of the annual increase amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributable to that partial withdrawal; or

         (2) If total withdrawals in a contract year are 6% or less of the Annual Increase Amount on the issue date or previous contract anniversary, if later, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (1) above and will be treated as though the corresponding withdrawals occurred at the end of that contract year.

(c)    An amount equal to premium and other taxes.

THE INCOME BASE IS NOT AVAILABLE FOR WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GMIB PAYMENT AND CHARGES FOR THE GMIB RIDER.

OWNERSHIP. While the GMIB rider is in effect, the owner (or joint owners) and annuitant (or joint annuitants) must be the same. If a non-natural person owns the contract, then the annuitant will deemed to be the owner in determining the income base and GMIB payments. If joint owners are named, the age of the oldest owner will be used to determine the income base.

EXERCISING THE GMIB RIDER. When you elect to receive annuity payments under the GMIB, you have your choice of two fixed annuity options:

o A life annuity with a ten year period certain (period certain shortens for ages 80 and above); or

o  A joint survivor life annuity with a 10 year period certain.

TERMINATING THE GMIB RIDER. The GMIB rider will terminate upon the earliest of:


o The date you elect to receive annuity payments either under the GMIB rider or the contract;

o The 30th day following the contract anniversary immediately after your 85th birthday;

o  The date you make a complete withdrawal of your account value;

o Death of the owner or death of the annuitant if a non-natural person owns the contract; or

o  Change of the owner, for any reason, unless we otherwise agree.

MetLife Investors currently waives the contractual requirement that terminates the GMIB rider in the event of the death of the owner in circumstances where the spouse of the owner elects to continue the contract. (See "Death Benefit - General Death Benefit Provisions.") In such event the GMIB rider will automatically continue unless the spouse elects to terminate the rider. We are permanently waiving this requirement with respect to purchasers of the contract offered by this prospectus who have elected the GMIB rider.

When the GMIB rider terminates, the corresponding GMIB rider charge terminates.

APPENDIX E
LIFETIME INCOME SOLUTION EXAMPLES
The purpose of these examples is to illustrate the operation of the Lifetime Income Solution. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. The examples do not reflect the deduction of fees and charges.

(1) THE 5% ANNUAL INCREASE AMOUNT

    Determining a value upon which future income payments will be based
    -------------------------------------------------------------------

    Assume that you make an initial purchase payment of $100,000. Prior to annuitization, your account value fluctuates above and below your initial purchase payment depending on the investment performance of the investment options you selected. Your purchase payments accumulate at the annual increase rate of 5%, until the contract anniversary on or immediately after the contract owner's 85th birthday. Your purchase payments are also adjusted for any withdrawals made during this period. The line (your purchase payments accumulated at 5% a year adjusted for withdrawals and charges "the 5% Annual Increase Amount") is the value upon which future income payments can be based.

[GRAPHIC APPEARS HERE]





    Determining your guaranteed lifetime income stream
    --------------------------------------------------

    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, your 5% Annual Increase Amount is higher than the Highest Anniversary Value and will produce a higher income benefit. Accordingly, the 5% Annual Increase Amount will be applied to the annuity pay-out rates in the Lifetime Income Solution Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE LIFETIME INCOME SOLUTION PAYMENT AND THE CHARGE FOR THE BENEFIT.

[GRAPHIC APPEARS HERE]





(2) THE "HIGHEST ANNIVERSARY VALUE" ("HAV")

    Determining a value upon which future income payments will be based
    -------------------------------------------------------------------

    Prior to annuitization, the Highest Anniversary Value begins to lock in growth. The Highest Anniversary Value is adjusted upward each contract anniversary if the account value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the contract anniversary immediately prior to the contract owner's 81st birthday. The Highest Anniversary Value also is adjusted for any withdrawals taken or any additional payments made. The Highest Anniversary Value line is the value upon which future income payments can be based.

[GRAPHIC APPEARS HERE]

    Determining your guaranteed lifetime income stream
    --------------------------------------------------

    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, the Highest Anniversary Value is higher than the account value. Accordingly, the Highest Anniversary Value will be applied to the annuity payout rates in the Lifetime Income Solution Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE LIFETIME INCOME SOLUTION PAYMENT AND THE CHARGE FOR THE BENEFIT.

[GRAPHIC APPEARS HERE]





(3) PUTTING IT ALL TOGETHER

    Prior to annuitization, the two calculations (the 5% Annual Increase Amount and the Highest Anniversary Value) work together to protect your future income. Upon annuitization of the contract, you will receive income payments for life and the income bases and the account value will cease to exist. Also, the Lifetime Income Solution may only be exercised no later than the contract anniversary on or following the contract owner's 85th birthday, after a 10 year waiting period, and then only within a 30 day period following the contract anniversary.


[GRAPHIC APPEARS HERE]





    With the Lifetime Income Solution, the income base is applied to special, conservative guaranteed minimum income benefit annuity purchase factors, which are guaranteed at the time the contract is issued. However, if then-current annuity purchase factors applied to the account value would produce a greater amount of income, then you will receive the greater amount. In other words, when you annuitize your contract you will receive whatever amount produces the greatest income payment. Therefore, if your account value would provide greater income than would the amount provided under the Lifetime Income Solution, you will have paid for the Lifetime Income Solution although it was never used.

[GRAPHIC APPEARS HERE]

APPENDIX F
GUARANTEED WITHDRAWAL BENEFIT EXAMPLES
The purpose of these examples is to illustrate the operation of the Guaranteed Withdrawal Benefit. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. The examples do not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties.

A.   How Withdrawals Affect the Benefit Base

  1. An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000. Assume that the account value grew to $110,000 because of market performance. If a subsequent withdrawal of $10,000 were made, the Benefit Base would be reduced to $100,000 - $10,000 = $90,000. Assume the withdrawal of $10,000 exceeded the Annual Benefit Payment. Since the account value of $100,000 exceeds the Benefit Base of $90,000, no further reduction to the Benefit Base is made.

  2. An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000. Assume that the account value shrank to $90,000 because of market performance. If a subsequent withdrawal of $10,000 were made, the Benefit Base would be reduced to $90,000 and the account value would be reduced to $80,000. Assume the withdrawal of $10,000 exceeded the Annual Benefit Payment. Since the account value of $80,000 is less than the Benefit Base of $90,000, a further reduction of the $10,000 difference is made, bringing the Benefit Base to $80,000.

B. How Withdrawals and Subsequent Purchase Payments Affect the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000 and the initial Annual Benefit Payment would be $5,000. If $5,000 withdrawals were then made for each of the next five years, the Benefit Base would be decreased to $75,000. If a subsequent purchase payment of $10,000 were made the next day, the Benefit Base would be increased to $75,000 + $10,000 = $85,000. The Annual Benefit Payment would be reset to the greater of a) $5,000 (the Annual Benefit Payment before the second purchase payment) and b) $4,250 (5% multiplied by the Benefit Base after the second purchase payment). In this case, the Annual Benefit Payment would remain at $5,000.

C.   How Withdrawals Affect the Annual Benefit Payment

  1. An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000 and the initial Annual Benefit Payment would be $5,000. If a withdrawal of $9,000 was made the next day, and negative market performance reduced the account value by an additional $1,000, the account value would be reduced to $100,000 - $9,000 - $1,000 = $90,000.
     Since the withdrawal of $9,000 exceeded the Annual Benefit Payment of $5,000, the Annual Benefit Payment would be reset to the lower of a) $5,000 (the Annual Benefit Payment before the withdrawal) and b) $4,500 (5% multiplied by the account value after the withdrawal). In this case the Annual Benefit Payment would be reset to $4,500.

  2. An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000 and the initial Annual Benefit Payment would be $5,000. If a withdrawal of $10,000 was made two years later after the account value had increased to $150,000, the account value would be reduced to $140,000. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $5,000, the Annual Benefit Payment would be reset to the lower of a) $5,000 (the Annual Benefit Payment before the withdrawal) and b) $7,000 (5% multiplied by the account value after the withdrawal). In this case the Annual Benefit Payment would remain at $5,000.

D. How Withdrawals and Subsequent Purchase Payments Affect the Guaranteed Withdrawal Amount

An initial purchase payment is made of $100,000 and the initial Guaranteed Withdrawal Amount and initial Benefit Base would both be $100,000. Assume that over the next five years, withdrawals reduced the Benefit Base to $75,000. If a subsequent purchase payment of $10,000 was made, the Benefit Base would be increased to $75,000 + $10,000 = $85,000. The Guaranteed Withdrawal Amount would be reset to the greater of a) $100,000 (the Guaranteed Withdrawal Amount before the second purchase payment) and b) $85,000 (the Benefit Base after the second purchase payment). In this case, the Guaran- teed Withdrawal Amount would remain at $100,000.

E.   Putting It All Together

     1.   When Withdrawals Do Not Exceed the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000, the Guaranteed Withdrawal Amount would be $100,000, and the Annual Benefit Payment would be $5,000. Assume that the Benefit Base was reduced to $85,000 due to 3 years of withdrawing $5,000 each year and assume that the account value was further reduced to $50,000 at year four due to poor market performance. If you withdrew $5,000 at this time, your account value would be reduced to $50,000 - $5,000 = $45,000. Your Benefit Base would be reduced to $85,000 - $5,000 = $80,000. Since the withdrawal of $5,000 did not exceed the Annual Benefit Payment, there would be no additional reduction to the Benefit Base. The Guaranteed Withdrawal Amount would remain at $100,000 and the Annual Benefit Payment would remain at $5,000.

                      [CHART]

Annual
Benefit      Actual         Account       Benefit
Payment     Withdrawals      Value         Base
--------    -----------    ----------   ----------
$    0        $    0        $100,000     $100,000
 5,000         5,000          85,000       95,000
 5,000         5,000          68,000       90,000
 5,000         5,000          50,000       85,000
 5,000         5,000          45,000       80,000
 5,000         5,000          40,000       75,000
 5,000         5,000          35,000       70,000
 5,000         5,000          30,000       65,000
 5,000         5,000          25,000       60,000
 5,000         5,000          20,000       55,000
 5,000         5,000          15,000       50,000
 5,000         5,000          10,000       45,000
 5,000         5,000           5,000       40,000
 5,000         5,000               0       35,000
 5,000         5,000               0       30,000
 5,000         5,000               0       25,000
 5,000         5,000               0       20,000
 5,000         5,000               0       15,000
     0             0               0       15,000

  2.   When Withdrawals Do Exceed the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000, the Guaranteed Withdrawal Amount would be $100,000, and the Annual Benefit Payment would be $5,000. Assume that the Benefit Base was reduced to $85,000 due to 3 years of withdrawing $5,000 each year. Assume the account value was further reduced to $50,000 at year four due to poor market performance. If you withdrew $10,000 at this time, your account value would be reduced to $50,000 - $10,000 = $40,000. Your Benefit Base would be reduced to $85,000 - $10,000 = $75,000. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $5,000 and the resulting Benefit Base would be greater than the resulting account value, there would be an additional reduction to the Benefit Base. The Benefit Base after the withdrawal would be set equal to the account value after the withdrawal = $40,000. The Annual Benefit Payment would be set equal to the lesser of $5,000 and 5% x $40,000 = $2,000. The Guaranteed Withdrawal Amount would remain at $100,000, but this amount now no longer would be guaranteed to be received over time. The new Benefit Base of $40,000 would be now the amount guaranteed to be available to be withdrawn over time.

                             [CHART]

   Annual
   Benefit          Actual           Account           Benefit
   Payment        Withdrawals         Value             Base
  ---------       -----------       ---------        ----------
   $    0          $     0          $100,000          $100,000
    5,000            5,000            85,000            95,000
    5,000            5,000            68,000            90,000
    5,000            5,000            50,000            85,000
    5,000           10,000            40,000            40,000
    2,000            2,000            38,000            38,000
    2,000            2,000            36,000            36,000
    2,000            2,000            34,000            34,000
    2,000            2,000            32,000            32,000
    2,000            2,000            30,000            30,000
    2,000            2,000            28,000            28,000
    2,000            2,000            26,000            26,000
    2,000            2,000            24,000            24,000
    2,000            2,000            22,000            22,000
    2,000            2,000            20,000            20,000
    2,000            2,000            18,000            18,000
    2,000            2,000            16,000            16,000
    2,000            2,000            14,000            14,000
    2,000            2,000            12,000            12,000

                         METLIFE INSURANCE COMPANY USA
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                   SUPPLEMENT DATED NOVEMBER 17, 2014 TO THE
                      STATEMENT OF ADDITIONAL INFORMATION

This supplement updates certain information in the Statement of Additional Information for contracts issued through MetLife Investors Variable Annuity Account One.

COMPANY

Effective following the close of business on November 14, 2014, MetLife Investors Insurance Company, MetLife Investors USA Insurance Company, a wholly-owned subsidiary of MetLife Insurance Company of Connecticut, and Exeter Reassurance Company, Ltd. were merged into MetLife Insurance Company of Connecticut, and MetLife Insurance Company of Connecticut was then renamed MetLife Insurance Company USA ("MetLife USA"). Simultaneously, MetLife USA changed its domicile from Connecticut to the state of Delaware. As a result of the merger, MetLife USA assumed legal ownership of all of the assets of these companies, including MetLife Investors Variable Annuity Account One and the assets held in the separate account. MetLife USA is now responsible for administering the contracts and paying any benefits due under the contracts.

MetLife USA is a stock life insurance company originally chartered in Connecticut in 1863 and currently subject to the laws of the state of Delaware. MetLife USA is licensed to conduct business in all states of the United States, except New York, and in the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. MetLife USA is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and financial services to individuals and institutional customers. MetLife USA's principal executive offices are located at 11225 North Community House Road, Charlotte, NC 28277.

On or about November 17, 2014, MetLife USA terminated the net worth maintenance agreement with MetLife, Inc. and the contingent reinsurance agreement with General American Life Insurance Company. As a result, the information about those agreements is no longer relevant and is hereby deleted from the Statement of Additional Information. Similarly, all references to, and information about, MetLife, Inc. or MetLife, or to General American Life Insurance Company, or General American Life, are hereby deleted from the Statement of Additional Information, including any financial information of General American Life and its subsidiaries.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM/EXPERTS

The financial statements and financial highlights comprising each of the Sub-Accounts of MetLife Investors Variable Annuity Account One included in this Statement of Additional Information Supplement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial highlights are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries, included in this Statement of Additional Information Supplement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of MetLife Investors Insurance Company ("MLI"), included in this Statement of Additional Information Supplement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an other matter paragraph related to MLI being a member of a controlled group). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Exeter Reassurance Company, Ltd. ("Exeter"), included in this Statement of Additional Information Supplement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis of matter paragraph related to restatements of the statements of cash flows, and an other matters paragraph related to a change in Exeter's presentation of insurance liabilities and to Exeter being a member of a controlled group). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The principal business address of Deloitte & Touche LLP is 30 Rockefeller Plaza, New York, New York 10112-0015.

FINANCIAL STATEMENTS

The financial statements of MetLife Investors Variable Annuity Account One, the unaudited pro forma condensed combined financial statements of MetLife Insurance Company of Connecticut, giving effect to the merger on a pro forma basis, and the consolidated financial statements of MetLife Insurance Company of Connecticut, are included herein. Also included are the financial statements of MetLife Investors Insurance Company and Exeter Reassurance Company, Ltd. (affiliates of MetLife USA that were merged into MetLife USA effective as of November 14, 2014). The unaudited pro forma condensed combined financial statements of MetLife Insurance Company of Connecticut and the consolidated financial statements of MetLife Insurance Company of Connecticut should be considered only as bearing upon the ability of MetLife USA to meet its obligations under the contracts.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Contract Owners of
MetLife Investors Variable Annuity Account One and Board of Directors of
MetLife Investors Insurance Company

We have audited the accompanying statements of assets and liabilities of MetLife Investors Variable Annuity Account One (the "Separate Account") of MetLife Investors Insurance Company (the "Company") comprising each of the individual Sub-Accounts listed in Note 2 as of December 31, 2013, the related statements of operations for the respective stated period in the year then ended, the statements of changes in net assets for the respective stated periods in the two years then ended, and the financial highlights in Note 8 for the respective stated periods in the five years then ended. These financial statements and financial highlights are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2013, by correspondence with the custodian or mutual fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account of the Company as of December 31, 2013, the results of their operations for the respective stated period in the year then ended, the changes in their net assets for the respective stated periods in the two years then ended, and the financial highlights for the respective stated periods in the five years then ended, in conformity with accounting principles generally accepted in the United States of America.



/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, Florida
March 27, 2014

This page is intentionally left blank.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                    STATEMENTS OF ASSETS AND LIABILITIES
                              DECEMBER 31, 2013


                                                                     AMERICAN FUNDS                                  DWS II
                                               AMERICAN FUNDS         GLOBAL SMALL         AMERICAN FUNDS         GOVERNMENT &
                                                GLOBAL GROWTH        CAPITALIZATION            GROWTH           AGENCY SECURITIES
                                                 SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                             ------------------    ------------------    ------------------    ------------------
ASSETS:
   Investments at fair value..............   $      122,929,910    $       29,677,084    $      147,932,831    $          482,039
   Due from MetLife Investors
     Insurance Company....................                   --                    --                    --                    --
                                             ------------------    ------------------    ------------------    ------------------
       Total Assets.......................          122,929,910            29,677,084           147,932,831               482,039
                                             ------------------    ------------------    ------------------    ------------------
LIABILITIES:
   Accrued fees...........................                   46                    67                    73                    26
   Due to MetLife Investors
     Insurance Company....................                    6                     5                     3                     1
                                             ------------------    ------------------    ------------------    ------------------
       Total Liabilities..................                   52                    72                    76                    27
                                             ------------------    ------------------    ------------------    ------------------

NET ASSETS................................   $      122,929,858    $       29,677,012    $      147,932,755    $          482,012
                                             ==================    ==================    ==================    ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....   $      122,929,858    $       29,677,012    $      147,921,532    $          481,232
   Net assets from contracts in payout....                   --                    --                11,223                   780
                                             ------------------    ------------------    ------------------    ------------------
       Total Net Assets...................   $      122,929,858    $       29,677,012    $      147,932,755    $          482,012
                                             ==================    ==================    ==================    ==================


 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013



                                                                   FIDELITY VIP
                                              FIDELITY VIP            GROWTH          FTVIPT TEMPLETON        INVESCO V.I.
                                              EQUITY-INCOME        OPPORTUNITIES     FOREIGN SECURITIES   INTERNATIONAL GROWTH
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                          -------------------  --------------------  -------------------  --------------------
ASSETS:
   Investments at fair value............  $         6,033,163  $            126,890  $        30,101,171  $         6,558,375
   Due from MetLife Investors
     Insurance Company..................                   --                    --                   --                   --
                                          -------------------  --------------------  -------------------  --------------------
       Total Assets.....................            6,033,163               126,890           30,101,171            6,558,375
                                          -------------------  --------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                   60                    10                   54                  108
   Due to MetLife Investors
     Insurance Company..................                    3                    --                    3                    4
                                          -------------------  --------------------  -------------------  --------------------
       Total Liabilities................                   63                    10                   57                  112
                                          -------------------  --------------------  -------------------  --------------------

NET ASSETS..............................  $         6,033,100  $            126,880  $        30,101,114  $         6,558,263
                                          ===================  ====================  ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         6,033,100  $            126,880  $        30,044,457  $         6,519,559
   Net assets from contracts in payout..                   --                    --               56,657               38,704
                                          -------------------  --------------------  -------------------  --------------------
       Total Net Assets.................  $         6,033,100  $            126,880  $        30,101,114  $         6,558,263
                                          ===================  ====================  ===================  ====================

                                                 MIST
                                           ALLIANCEBERNSTEIN       MIST AMERICAN        MIST AMERICAN
                                            GLOBAL DYNAMIC        FUNDS BALANCED        FUNDS GROWTH         MIST AMERICAN
                                              ALLOCATION            ALLOCATION           ALLOCATION          FUNDS GROWTH
                                              SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------  --------------------  -------------------
ASSETS:
   Investments at fair value............  $        27,463,237  $       250,188,243  $        257,567,768  $        29,653,015
   Due from MetLife Investors
     Insurance Company..................                   --                   --                    --                   --
                                          -------------------  -------------------  --------------------  -------------------
       Total Assets.....................           27,463,237          250,188,243           257,567,768           29,653,015
                                          -------------------  -------------------  --------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   74                   57                    55                   89
   Due to MetLife Investors
     Insurance Company..................                    2                    2                     8                    8
                                          -------------------  -------------------  --------------------  -------------------
       Total Liabilities................                   76                   59                    63                   97
                                          -------------------  -------------------  --------------------  -------------------

NET ASSETS..............................  $        27,463,161  $       250,188,184  $        257,567,705  $        29,652,918
                                          ===================  ===================  ====================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        27,463,161  $       250,188,184  $        257,567,705  $        29,652,918
   Net assets from contracts in payout..                   --                   --                    --                   --
                                          -------------------  -------------------  --------------------  -------------------
       Total Net Assets.................  $        27,463,161  $       250,188,184  $        257,567,705  $        29,652,918
                                          ===================  ===================  ====================  ===================


                                              MIST AMERICAN
                                             FUNDS MODERATE       MIST AQR GLOBAL
                                               ALLOCATION          RISK BALANCED
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------
ASSETS:
   Investments at fair value............  $       120,520,480  $        14,540,702
   Due from MetLife Investors
     Insurance Company..................                   --                   --
                                          -------------------  -------------------
       Total Assets.....................          120,520,480           14,540,702
                                          -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   60                  101
   Due to MetLife Investors
     Insurance Company..................                    1                    1
                                          -------------------  -------------------
       Total Liabilities................                   61                  102
                                          -------------------  -------------------

NET ASSETS..............................  $       120,520,419  $        14,540,600
                                          ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       120,520,419  $        14,540,600
   Net assets from contracts in payout..                   --                   --
                                          -------------------  -------------------
       Total Net Assets.................  $       120,520,419  $        14,540,600
                                          ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013


                                            MIST BLACKROCK
                                            GLOBAL TACTICAL      MIST BLACKROCK       MIST BLACKROCK      MIST CLARION GLOBAL
                                              STRATEGIES           HIGH YIELD         LARGE CAP CORE          REAL ESTATE
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                          -------------------  -------------------  -------------------  --------------------
ASSETS:
   Investments at fair value............  $        58,090,022  $        17,263,692  $         7,879,524  $        38,352,719
   Due from MetLife Investors
     Insurance Company..................                   --                   --                   --                   --
                                          -------------------  -------------------  -------------------  --------------------
       Total Assets.....................           58,090,022           17,263,692            7,879,524           38,352,719
                                          -------------------  -------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                   82                  117                   61                  151
   Due to MetLife Investors
     Insurance Company..................                    3                    5                    2                    7
                                          -------------------  -------------------  -------------------  --------------------
       Total Liabilities................                   85                  122                   63                  158
                                          -------------------  -------------------  -------------------  --------------------

NET ASSETS..............................  $        58,089,937  $        17,263,570  $         7,879,461  $        38,352,561
                                          ===================  ===================  ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        58,089,937  $        17,263,570  $         7,879,461  $        38,307,138
   Net assets from contracts in payout..                   --                   --                   --               45,423
                                          -------------------  -------------------  -------------------  --------------------
       Total Net Assets.................  $        58,089,937  $        17,263,570  $         7,879,461  $        38,352,561
                                          ===================  ===================  ===================  ====================

                                                                                                               MIST HARRIS
                                            MIST CLEARBRIDGE     MIST CLEARBRIDGE     MIST GOLDMAN SACHS         OAKMARK
                                          AGGRESSIVE GROWTH II   AGGRESSIVE GROWTH       MID CAP VALUE        INTERNATIONAL
                                               SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                          --------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............   $         4,991,206  $       101,728,961  $        19,638,277  $        72,879,421
   Due from MetLife Investors
     Insurance Company..................                    --                   --                   --                   --
                                          --------------------  -------------------  -------------------  -------------------
       Total Assets.....................             4,991,206          101,728,961           19,638,277           72,879,421
                                          --------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                    53                  133                  130                   74
   Due to MetLife Investors
     Insurance Company..................                     4                    4                    8                    5
                                          --------------------  -------------------  -------------------  -------------------
       Total Liabilities................                    57                  137                  138                   79
                                          --------------------  -------------------  -------------------  -------------------

NET ASSETS..............................   $         4,991,149  $       101,728,824  $        19,638,139  $        72,879,342
                                          ====================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $         4,991,149  $       101,652,834  $        19,633,177  $        72,871,005
   Net assets from contracts in payout..                    --               75,990                4,962                8,337
                                          --------------------  -------------------  -------------------  -------------------
       Total Net Assets.................   $         4,991,149  $       101,728,824  $        19,638,139  $        72,879,342
                                          ====================  ===================  ===================  ===================

                                              MIST INVESCO
                                              BALANCED-RISK        MIST INVESCO
                                               ALLOCATION            COMSTOCK
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------
ASSETS:
   Investments at fair value............  $        19,667,216  $       130,402,858
   Due from MetLife Investors
     Insurance Company..................                   --                   --
                                          -------------------  -------------------
       Total Assets.....................           19,667,216          130,402,858
                                          -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   87                  121
   Due to MetLife Investors
     Insurance Company..................                    3                    3
                                          -------------------  -------------------
       Total Liabilities................                   90                  124
                                          -------------------  -------------------

NET ASSETS..............................  $        19,667,126  $       130,402,734
                                          ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        19,667,126  $       130,285,474
   Net assets from contracts in payout..                   --              117,260
                                          -------------------  -------------------
       Total Net Assets.................  $        19,667,126  $       130,402,734
                                          ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013


                                                                                                            MIST JPMORGAN
                                              MIST INVESCO         MIST INVESCO        MIST JPMORGAN        GLOBAL ACTIVE
                                              MID CAP VALUE      SMALL CAP GROWTH        CORE BOND           ALLOCATION
                                               SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $       210,304,188  $        59,587,434  $        12,506,320  $        10,517,901
   Due from MetLife Investors
     Insurance Company..................                   --                   --                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Assets.....................          210,304,188           59,587,434           12,506,320           10,517,901
                                          -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                  159                   96                   81                   82
   Due to MetLife Investors
     Insurance Company..................                    6                    4                    5                    2
                                          -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                  165                  100                   86                   84
                                          -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................  $       210,304,023  $        59,587,334  $        12,506,234  $        10,517,817
                                          ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       209,394,230  $        59,558,106  $        12,506,234  $        10,517,817
   Net assets from contracts in payout..              909,793               29,228                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................  $       210,304,023  $        59,587,334  $        12,506,234  $        10,517,817
                                          ===================  ===================  ===================  ===================


                                              MIST JPMORGAN     MIST LOOMIS SAYLES   MIST LORD ABBETT      MIST MET/EATON
                                             SMALL CAP VALUE      GLOBAL MARKETS      BOND DEBENTURE     VANCE FLOATING RATE
                                               SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $         9,530,827  $        15,197,619  $       236,290,207  $         4,880,312
   Due from MetLife Investors
     Insurance Company..................                   --                   --                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Assets.....................            9,530,827           15,197,619          236,290,207            4,880,312
                                          -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   86                   68                  167                   97
   Due to MetLife Investors
     Insurance Company..................                    6                    2                    7                    3
                                          -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                   92                   70                  174                  100
                                          -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................  $         9,530,735  $        15,197,549  $       236,290,033  $         4,880,212
                                          ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         9,530,735  $        15,197,549  $       235,459,482  $         4,880,212
   Net assets from contracts in payout..                   --                   --              830,551                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................  $         9,530,735  $        15,197,549  $       236,290,033  $         4,880,212
                                          ===================  ===================  ===================  ===================

                                           MIST MET/FRANKLIN
                                          LOW DURATION TOTAL   MIST MET/TEMPLETON
                                                RETURN         INTERNATIONAL BOND
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------
ASSETS:
   Investments at fair value............  $        27,817,163  $         5,578,760
   Due from MetLife Investors
     Insurance Company..................                   --                   --
                                          -------------------  -------------------
       Total Assets.....................           27,817,163            5,578,760
                                          -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                  121                   48
   Due to MetLife Investors
     Insurance Company..................                    2                    1
                                          -------------------  -------------------
       Total Liabilities................                  123                   49
                                          -------------------  -------------------

NET ASSETS..............................  $        27,817,040  $         5,578,711
                                          ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        27,817,040  $         5,578,711
   Net assets from contracts in payout..                   --                   --
                                          -------------------  -------------------
       Total Net Assets.................  $        27,817,040  $         5,578,711
                                          ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013



                                             MIST METLIFE         MIST METLIFE         MIST METLIFE         MIST METLIFE
                                          AGGRESSIVE STRATEGY     BALANCED PLUS      BALANCED STRATEGY   DEFENSIVE STRATEGY
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $       217,076,647  $       116,669,212  $     2,838,829,008  $       399,075,640
   Due from MetLife Investors
     Insurance Company..................                   --                   --                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Assets.....................          217,076,647          116,669,212        2,838,829,008          399,075,640
                                          -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   56                   72                   73                   53
   Due to MetLife Investors
     Insurance Company..................                    5                    3                    4                    3
                                          -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                   61                   75                   77                   56
                                          -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................  $       217,076,586  $       116,669,137  $     2,838,828,931  $       399,075,584
                                          ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       217,076,586  $       116,669,137  $     2,838,182,362  $       399,033,178
   Net assets from contracts in payout..                   --                   --              646,569               42,406
                                          -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................  $       217,076,586  $       116,669,137  $     2,838,828,931  $       399,075,584
                                          ===================  ===================  ===================  ===================

                                                                                        MIST METLIFE
                                              MIST METLIFE         MIST METLIFE          MULTI-INDEX       MIST MFS EMERGING
                                             GROWTH STRATEGY     MODERATE STRATEGY      TARGETED RISK       MARKETS EQUITY
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $     1,930,455,024  $     1,005,233,900  $           377,900  $        59,292,715
   Due from MetLife Investors
     Insurance Company..................                   --                   --                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Assets.....................        1,930,455,024        1,005,233,900              377,900           59,292,715
                                          -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   59                   39                   39                  128
   Due to MetLife Investors
     Insurance Company..................                    4                    4                   --                    4
                                          -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                   63                   43                   39                  132
                                          -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................  $     1,930,454,961  $     1,005,233,857  $           377,861  $        59,292,583
                                          ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $     1,930,433,788  $     1,005,158,893  $           377,861  $        59,063,583
   Net assets from contracts in payout..               21,173               74,964                   --              229,000
                                          -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................  $     1,930,454,961  $     1,005,233,857  $           377,861  $        59,292,583
                                          ===================  ===================  ===================  ===================


                                            MIST MFS RESEARCH   MIST MORGAN STANLEY
                                              INTERNATIONAL       MID CAP GROWTH
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  --------------------
ASSETS:
   Investments at fair value............  $       141,100,750  $        76,130,705
   Due from MetLife Investors
     Insurance Company..................                   --                   --
                                          -------------------  --------------------
       Total Assets.....................          141,100,750           76,130,705
                                          -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                  194                  117
   Due to MetLife Investors
     Insurance Company..................                   10                    8
                                          -------------------  --------------------
       Total Liabilities................                  204                  125
                                          -------------------  --------------------

NET ASSETS..............................  $       141,100,546  $        76,130,580
                                          ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       140,758,880  $        76,001,512
   Net assets from contracts in payout..              341,666              129,068
                                          -------------------  --------------------
       Total Net Assets.................  $       141,100,546  $        76,130,580
                                          ===================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013


                                                                   MIST PIMCO
                                           MIST OPPENHEIMER    INFLATION PROTECTED      MIST PIMCO
                                             GLOBAL EQUITY            BOND             TOTAL RETURN       MIST PIONEER FUND
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------  --------------------  -------------------  ------------------
ASSETS:
   Investments at fair value............  $       51,152,382  $       102,943,973   $       508,804,395  $       99,844,208
   Due from MetLife Investors
     Insurance Company..................                  --                   --                    --                  --
                                          ------------------  --------------------  -------------------  ------------------
       Total Assets.....................          51,152,382          102,943,973           508,804,395          99,844,208
                                          ------------------  --------------------  -------------------  ------------------
LIABILITIES:
   Accrued fees.........................                  99                  124                   122                 194
   Due to MetLife Investors
     Insurance Company..................                   5                    3                     3                  12
                                          ------------------  --------------------  -------------------  ------------------
       Total Liabilities................                 104                  127                   125                 206
                                          ------------------  --------------------  -------------------  ------------------

NET ASSETS..............................  $       51,152,278  $       102,943,846   $       508,804,270  $       99,844,002
                                          ==================  ====================  ===================  ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       51,086,588  $       102,923,905   $       508,263,339  $       99,350,842
   Net assets from contracts in payout..              65,690               19,941               540,931             493,160
                                          ------------------  --------------------  -------------------  ------------------
       Total Net Assets.................  $       51,152,278  $       102,943,846   $       508,804,270  $       99,844,002
                                          ==================  ====================  ===================  ==================

                                                                                                          MIST SCHRODERS
                                             MIST PIONEER         MIST PYRAMIS         MIST PYRAMIS           GLOBAL
                                           STRATEGIC INCOME     GOVERNMENT INCOME      MANAGED RISK         MULTI-ASSET
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
                                          -------------------  ------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $        16,641,659  $        4,571,032  $         3,558,093  $         9,704,762
   Due from MetLife Investors
     Insurance Company..................                   --                  --                   --                   --
                                          -------------------  ------------------  -------------------  -------------------
       Total Assets.....................           16,641,659           4,571,032            3,558,093            9,704,762
                                          -------------------  ------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                  159                  59                   57                   91
   Due to MetLife Investors
     Insurance Company..................                    4                   2                    1                    2
                                          -------------------  ------------------  -------------------  -------------------
       Total Liabilities................                  163                  61                   58                   93
                                          -------------------  ------------------  -------------------  -------------------

NET ASSETS..............................  $        16,641,496  $        4,570,971  $         3,558,035  $         9,704,669
                                          ===================  ==================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        16,641,496  $        4,570,971  $         3,558,035  $         9,704,669
   Net assets from contracts in payout..                   --                  --                   --                   --
                                          -------------------  ------------------  -------------------  -------------------
       Total Net Assets.................  $        16,641,496  $        4,570,971  $         3,558,035  $         9,704,669
                                          ===================  ==================  ===================  ===================


                                           MIST SSGA GROWTH         MIST SSGA
                                            AND INCOME ETF         GROWTH ETF
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------  -------------------
ASSETS:
   Investments at fair value............  $      168,487,878  $        58,809,037
   Due from MetLife Investors
     Insurance Company..................                  --                   --
                                          ------------------  -------------------
       Total Assets.....................         168,487,878           58,809,037
                                          ------------------  -------------------
LIABILITIES:
   Accrued fees.........................                  61                   82
   Due to MetLife Investors
     Insurance Company..................                   2                    8
                                          ------------------  -------------------
       Total Liabilities................                  63                   90
                                          ------------------  -------------------

NET ASSETS..............................  $      168,487,815  $        58,808,947
                                          ==================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      168,487,815  $        58,808,947
   Net assets from contracts in payout..                  --                   --
                                          ------------------  -------------------
       Total Net Assets.................  $      168,487,815  $        58,808,947
                                          ==================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013


                                          MIST T. ROWE PRICE   MIST T. ROWE PRICE    MIST THIRD AVENUE   MSF BAILLIE GIFFORD
                                            LARGE CAP VALUE      MID CAP GROWTH       SMALL CAP VALUE    INTERNATIONAL STOCK
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $       661,695,103  $        86,470,792  $        59,255,466  $        19,482,996
   Due from MetLife Investors
     Insurance Company..................                   --                   --                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Assets.....................          661,695,103           86,470,792           59,255,466           19,482,996
                                          -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                  183                  162                  154                  108
   Due to MetLife Investors
     Insurance Company..................                    4                    3                    5                    6
                                          -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                  187                  165                  159                  114
                                          -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................  $       661,694,916  $        86,470,627  $        59,255,307  $        19,482,882
                                          ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       657,165,988  $        86,436,965  $        59,246,004  $        19,482,882
   Net assets from contracts in payout..            4,528,928               33,662                9,303                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................  $       661,694,916  $        86,470,627  $        59,255,307  $        19,482,882
                                          ===================  ===================  ===================  ===================

                                              MSF BARCLAYS         MSF BLACKROCK         MSF BLACKROCK        MSF BLACKROCK
                                          AGGREGATE BOND INDEX      BOND INCOME      CAPITAL APPRECIATION     MONEY MARKET
                                               SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                          --------------------  -------------------  --------------------  -------------------
ASSETS:
   Investments at fair value............   $         3,330,583  $        93,928,370   $        11,748,823  $        97,827,830
   Due from MetLife Investors
     Insurance Company..................                    --                   --                    --                   14
                                          --------------------  -------------------  --------------------  -------------------
       Total Assets.....................             3,330,583           93,928,370            11,748,823           97,827,844
                                          --------------------  -------------------  --------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   117                   91                    84                  140
   Due to MetLife Investors
     Insurance Company..................                     4                    3                     7                   --
                                          --------------------  -------------------  --------------------  -------------------
       Total Liabilities................                   121                   94                    91                  140
                                          --------------------  -------------------  --------------------  -------------------

NET ASSETS..............................   $         3,330,462  $        93,928,276   $        11,748,732  $        97,827,704
                                          ====================  ===================  ====================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $         3,330,462  $        93,875,540   $        11,725,006  $        97,679,683
   Net assets from contracts in payout..                    --               52,736                23,726              148,021
                                          --------------------  -------------------  --------------------  -------------------
       Total Net Assets.................   $         3,330,462  $        93,928,276   $        11,748,732  $        97,827,704
                                          ====================  ===================  ====================  ===================

                                           MSF DAVIS VENTURE      MSF FRONTIER
                                                 VALUE           MID CAP GROWTH
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------
ASSETS:
   Investments at fair value............  $       231,721,957  $        10,360,769
   Due from MetLife Investors
     Insurance Company..................                   --                   --
                                          -------------------  -------------------
       Total Assets.....................          231,721,957           10,360,769
                                          -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                  121                  112
   Due to MetLife Investors
     Insurance Company..................                    4                    2
                                          -------------------  -------------------
       Total Liabilities................                  125                  114
                                          -------------------  -------------------

NET ASSETS..............................  $       231,721,832  $        10,360,655
                                          ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       231,320,079  $        10,358,679
   Net assets from contracts in payout..              401,753                1,976
                                          -------------------  -------------------
       Total Net Assets.................  $       231,721,832  $        10,360,655
                                          ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013


                                                                                                        MSF MET/DIMENSIONAL
                                             MSF JENNISON       MSF LOOMIS SAYLES    MSF MET/ARTISAN    INTERNATIONAL SMALL
                                                GROWTH          SMALL CAP GROWTH      MID CAP VALUE           COMPANY
                                              SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $      148,420,251  $        18,599,354  $        46,665,700  $        3,758,193
   Due from MetLife Investors
     Insurance Company..................                  --                   --                   --                  --
                                          ------------------  -------------------  -------------------  -------------------
       Total Assets.....................         148,420,251           18,599,354           46,665,700           3,758,193
                                          ------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                 143                  111                   99                 141
   Due to MetLife Investors
     Insurance Company..................                   3                    5                    7                  13
                                          ------------------  -------------------  -------------------  -------------------
       Total Liabilities................                 146                  116                  106                 154
                                          ------------------  -------------------  -------------------  -------------------

NET ASSETS..............................  $      148,420,105  $        18,599,238  $        46,665,594  $        3,758,039
                                          ==================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      148,244,865  $        18,595,800  $        46,654,693  $        3,758,039
   Net assets from contracts in payout..             175,240                3,438               10,901                  --
                                          ------------------  -------------------  -------------------  -------------------
       Total Net Assets.................  $      148,420,105  $        18,599,238  $        46,665,594  $        3,758,039
                                          ==================  ===================  ===================  ===================


                                              MSF METLIFE          MSF METLIFE            MSF MFS
                                          MID CAP STOCK INDEX      STOCK INDEX         TOTAL RETURN        MSF MFS VALUE
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
                                          -------------------  ------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $         4,308,881  $       42,940,325  $       106,290,437  $       199,810,278
   Due from MetLife Investors
     Insurance Company..................                   --                  --                   --                   --
                                          -------------------  ------------------  -------------------  -------------------
       Total Assets.....................            4,308,881          42,940,325          106,290,437          199,810,278
                                          -------------------  ------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   67                  53                   96                  134
   Due to MetLife Investors
     Insurance Company..................                    1                   2                    5                    5
                                          -------------------  ------------------  -------------------  -------------------
       Total Liabilities................                   68                  55                  101                  139
                                          -------------------  ------------------  -------------------  -------------------

NET ASSETS..............................  $         4,308,813  $       42,940,270  $       106,290,336  $       199,810,139
                                          ===================  ==================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         4,308,813  $       42,940,270  $       106,123,622  $       199,792,290
   Net assets from contracts in payout..                   --                  --              166,714               17,849
                                          -------------------  ------------------  -------------------  -------------------
       Total Net Assets.................  $         4,308,813  $       42,940,270  $       106,290,336  $       199,810,139
                                          ===================  ==================  ===================  ===================


                                               MSF MSCI           MSF NEUBERGER
                                              EAFE INDEX         BERMAN GENESIS
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------  -------------------
ASSETS:
   Investments at fair value............  $        1,975,193  $        51,389,724
   Due from MetLife Investors
     Insurance Company..................                  --                   --
                                          ------------------  -------------------
       Total Assets.....................           1,975,193           51,389,724
                                          ------------------  -------------------
LIABILITIES:
   Accrued fees.........................                  57                  166
   Due to MetLife Investors
     Insurance Company..................                   6                    7
                                          ------------------  -------------------
       Total Liabilities................                  63                  173
                                          ------------------  -------------------

NET ASSETS..............................  $        1,975,130  $        51,389,551
                                          ==================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        1,975,130  $        51,286,914
   Net assets from contracts in payout..                  --              102,637
                                          ------------------  -------------------
       Total Net Assets.................  $        1,975,130  $        51,389,551
                                          ==================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013



                                            MSF RUSSELL 2000    MSF T. ROWE PRICE    MSF T. ROWE PRICE   MSF VAN ECK GLOBAL
                                                  INDEX         LARGE CAP GROWTH     SMALL CAP GROWTH     NATURAL RESOURCES
                                               SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------  -------------------  ------------------
ASSETS:
   Investments at fair value............  $         5,051,871  $        69,174,426  $        12,760,582  $        4,673,331
   Due from MetLife Investors
     Insurance Company..................                   --                   --                   --                  --
                                          -------------------  -------------------  -------------------  ------------------
       Total Assets.....................            5,051,871           69,174,426           12,760,582           4,673,331
                                          -------------------  -------------------  -------------------  ------------------
LIABILITIES:
   Accrued fees.........................                   59                  121                   99                  59
   Due to MetLife Investors
     Insurance Company..................                   --                    5                    8                   2
                                          -------------------  -------------------  -------------------  ------------------
       Total Liabilities................                   59                  126                  107                  61
                                          -------------------  -------------------  -------------------  ------------------

NET ASSETS..............................  $         5,051,812  $        69,174,300  $        12,760,475  $        4,673,270
                                          ===================  ===================  ===================  ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         5,051,812  $        69,069,517  $        12,758,735  $        4,673,270
   Net assets from contracts in payout..                   --              104,783                1,740                  --
                                          -------------------  -------------------  -------------------  ------------------
       Total Net Assets.................  $         5,051,812  $        69,174,300  $        12,760,475  $        4,673,270
                                          ===================  ===================  ===================  ==================

                                            MSF WESTERN ASSET    MSF WESTERN ASSET
                                          MANAGEMENT STRATEGIC      MANAGEMENT            PIMCO VIT            PIMCO VIT
                                           BOND OPPORTUNITIES     U.S. GOVERNMENT        HIGH YIELD          LOW DURATION
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          --------------------  -------------------  ------------------  -------------------
ASSETS:
   Investments at fair value............   $         6,673,541  $         7,631,000  $        7,251,941  $         9,300,774
   Due from MetLife Investors
     Insurance Company..................                    --                   --                  --                   --
                                          --------------------  -------------------  ------------------  -------------------
       Total Assets.....................             6,673,541            7,631,000           7,251,941            9,300,774
                                          --------------------  -------------------  ------------------  -------------------
LIABILITIES:
   Accrued fees.........................                    52                   84                  65                   47
   Due to MetLife Investors
     Insurance Company..................                     1                    1                  --                    1
                                          --------------------  -------------------  ------------------  -------------------
       Total Liabilities................                    53                   85                  65                   48
                                          --------------------  -------------------  ------------------  -------------------

NET ASSETS..............................   $         6,673,488  $         7,630,915  $        7,251,876  $         9,300,726
                                          ====================  ===================  ==================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $         6,667,731  $         7,630,915  $        7,251,344  $         9,300,726
   Net assets from contracts in payout..                 5,757                   --                 532                   --
                                          --------------------  -------------------  ------------------  -------------------
       Total Net Assets.................   $         6,673,488  $         7,630,915  $        7,251,876  $         9,300,726
                                          ====================  ===================  ==================  ===================


                                                PUTNAM VT           PUTNAM VT
                                              EQUITY INCOME     MULTI-CAP GROWTH
                                               SUB-ACCOUNT         SUB-ACCOUNT
                                          -------------------  -------------------
ASSETS:
   Investments at fair value............  $        27,161,957  $         2,459,539
   Due from MetLife Investors
     Insurance Company..................                   --                   --
                                          -------------------  -------------------
       Total Assets.....................           27,161,957            2,459,539
                                          -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   98                   58
   Due to MetLife Investors
     Insurance Company..................                    5                    3
                                          -------------------  -------------------
       Total Liabilities................                  103                   61
                                          -------------------  -------------------

NET ASSETS..............................  $        27,161,854  $         2,459,478
                                          ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        27,088,981  $         2,414,337
   Net assets from contracts in payout..               72,873               45,141
                                          -------------------  -------------------
       Total Net Assets.................  $        27,161,854  $         2,459,478
                                          ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
                              DECEMBER 31, 2013


                                           RUSSELL AGGRESSIVE                          RUSSELL GLOBAL REAL   RUSSELL MULTI-STYLE
                                                 EQUITY           RUSSELL CORE BOND     ESTATE SECURITIES          EQUITY
                                               SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  --------------------  --------------------  ---------------------
ASSETS:
   Investments at fair value............  $          1,617,971  $          6,859,536  $            983,403  $           8,492,116
   Due from MetLife Investors
     Insurance Company..................                    --                    --                    --                     --
                                          --------------------  --------------------  --------------------  ---------------------
        Total Assets....................             1,617,971             6,859,536               983,403              8,492,116
                                          --------------------  --------------------  --------------------  ---------------------
LIABILITIES:
   Accrued fees.........................                     8                     8                    12                      5
   Due to MetLife Investors
     Insurance Company..................                     3                    --                    --                     --
                                          --------------------  --------------------  --------------------  ---------------------
        Total Liabilities...............                    11                     8                    12                      5
                                          --------------------  --------------------  --------------------  ---------------------

NET ASSETS..............................  $          1,617,960  $          6,859,528  $            983,391  $           8,492,111
                                          ====================  ====================  ====================  =====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $          1,576,251  $          6,853,097  $            982,446  $           8,178,012
   Net assets from contracts in payout..                41,709                 6,431                   945                314,099
                                          --------------------  --------------------  --------------------  ---------------------
        Total Net Assets................  $          1,617,960  $          6,859,528  $            983,391  $           8,492,111
                                          ====================  ====================  ====================  =====================


                                            RUSSELL NON-U.S.
                                               SUB-ACCOUNT
                                          --------------------
ASSETS:
   Investments at fair value............  $          3,509,302
   Due from MetLife Investors
     Insurance Company..................                    --
                                          --------------------
        Total Assets....................             3,509,302
                                          --------------------
LIABILITIES:
   Accrued fees.........................                     8
   Due to MetLife Investors
     Insurance Company..................                    --
                                          --------------------
        Total Liabilities...............                     8
                                          --------------------

NET ASSETS..............................  $          3,509,294
                                          ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $          3,505,939
   Net assets from contracts in payout..                 3,355
                                          --------------------
        Total Net Assets................  $          3,509,294
                                          ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                          STATEMENTS OF OPERATIONS
                    FOR THE YEAR ENDED DECEMBER 31, 2013



                                                                      AMERICAN FUNDS                                 DWS II
                                                AMERICAN FUNDS         GLOBAL SMALL        AMERICAN FUNDS         GOVERNMENT &
                                                 GLOBAL GROWTH        CAPITALIZATION           GROWTH           AGENCY SECURITIES
                                                  SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                             --------------------  -------------------  --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $          1,398,312  $           241,221  $          1,279,990  $            17,440
                                             --------------------  -------------------  --------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................               706,124              177,526               871,717                7,132
      Administrative charges...............               283,685               69,526               347,139                1,105
                                             --------------------  -------------------  --------------------  -------------------
        Total expenses.....................               989,809              247,052             1,218,856                8,237
                                             --------------------  -------------------  --------------------  -------------------
           Net investment income (loss)....               408,503              (5,831)                61,134                9,203
                                             --------------------  -------------------  --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                    --                   --                    --               23,722
      Realized gains (losses) on sale of
        investments........................             4,192,451            1,017,142             7,384,758              (3,693)
                                             --------------------  -------------------  --------------------  -------------------
           Net realized gains (losses).....             4,192,451            1,017,142             7,384,758               20,029
                                             --------------------  -------------------  --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................            23,703,654            5,661,018            27,933,318             (55,900)
                                             --------------------  -------------------  --------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            27,896,105            6,678,160            35,318,076             (35,871)
                                             --------------------  -------------------  --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         28,304,608  $         6,672,329  $         35,379,210  $          (26,668)
                                             ====================  ===================  ====================  ===================


                                                                      FIDELITY VIP
                                                 FIDELITY VIP            GROWTH           FTVIPT TEMPLETON       INVESCO V.I.
                                                 EQUITY-INCOME        OPPORTUNITIES      FOREIGN SECURITIES  INTERNATIONAL GROWTH
                                                  SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  --------------------  -------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $           130,505  $                350  $           688,859  $             67,261
                                             -------------------  --------------------  -------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges............................               71,576                 1,488              347,149                75,774
      Administrative charges...............               13,353                   177               65,061                13,752
                                             -------------------  --------------------  -------------------  --------------------
        Total expenses.....................               84,929                 1,665              412,210                89,526
                                             -------------------  --------------------  -------------------  --------------------
           Net investment income (loss)....               45,576               (1,315)              276,649              (22,265)
                                             -------------------  --------------------  -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........              381,239                    59                   --                    --
      Realized gains (losses) on sale of
        investments........................               65,811                 5,999              425,385               242,759
                                             -------------------  --------------------  -------------------  --------------------
           Net realized gains (losses).....              447,050                 6,058              425,385               242,759
                                             -------------------  --------------------  -------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................              798,810                31,463            4,864,366               765,351
                                             -------------------  --------------------  -------------------  --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            1,245,860                37,521            5,289,751             1,008,110
                                             -------------------  --------------------  -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         1,291,436  $             36,206  $         5,566,400  $            985,845
                                             ===================  ====================  ===================  ====================

                                                     MIST
                                               ALLIANCEBERNSTEIN      MIST AMERICAN
                                                GLOBAL DYNAMIC       FUNDS BALANCED
                                                  ALLOCATION           ALLOCATION
                                                  SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $           320,705  $          3,299,587
                                             -------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges............................              181,398             3,205,871
      Administrative charges...............               63,541               598,030
                                             -------------------  --------------------
        Total expenses.....................              244,939             3,803,901
                                             -------------------  --------------------
           Net investment income (loss)....               75,766             (504,314)
                                             -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........              533,033            14,837,357
      Realized gains (losses) on sale of
        investments........................              146,626             6,758,543
                                             -------------------  --------------------
           Net realized gains (losses).....              679,659            21,595,900
                                             -------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................            1,608,358            15,798,540
                                             -------------------  --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            2,288,017            37,394,440
                                             -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         2,363,783  $         36,890,126
                                             ===================  ====================

(a) Commenced November 12, 2012 and began transactions in 2013.
(b) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                 MIST AMERICAN                             MIST AMERICAN
                                                 FUNDS GROWTH         MIST AMERICAN       FUNDS MODERATE       MIST AQR GLOBAL
                                                  ALLOCATION          FUNDS GROWTH          ALLOCATION          RISK BALANCED
                                                  SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $         2,504,824  $           121,418  $         2,038,860  $           387,959
                                             -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................            3,233,916              370,134            1,622,052              194,178
      Administrative charges...............              607,822               68,901              304,514               44,360
                                             -------------------  -------------------  -------------------  -------------------
        Total expenses.....................            3,841,738              439,035            1,926,566              238,538
                                             -------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....          (1,336,914)            (317,617)              112,294              149,421
                                             -------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........           13,821,263            1,350,165            6,724,859              722,936
      Realized gains (losses) on sale of
        investments........................            9,283,709            2,032,647            4,447,683            (475,884)
                                             -------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......           23,104,972            3,382,812           11,172,542              247,052
                                             -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................           28,587,618            3,693,791            2,212,586          (1,503,984)
                                             -------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................           51,692,590            7,076,603           13,385,128          (1,256,932)
                                             -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $        50,355,676  $         6,758,986  $        13,497,422  $       (1,107,511)
                                             ===================  ===================  ===================  ===================

                                               MIST BLACKROCK
                                               GLOBAL TACTICAL      MIST BLACKROCK       MIST BLACKROCK     MIST CLARION GLOBAL
                                                 STRATEGIES           HIGH YIELD         LARGE CAP CORE         REAL ESTATE
                                                 SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $           680,514  $         1,069,140  $            86,033  $         2,746,301
                                             -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................              405,859              194,264               46,036              499,988
      Administrative charges...............              131,214               41,668               18,088               95,786
                                             -------------------  -------------------  -------------------  -------------------
        Total expenses.....................              537,073              235,932               64,124              595,774
                                             -------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....              143,441              833,208               21,909            2,150,527
                                             -------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........            1,100,009              434,394                   --                   --
      Realized gains (losses) on sale of
        investments........................              403,967              181,920              357,801            (324,916)
                                             -------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......            1,503,976              616,314              357,801            (324,916)
                                             -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................            2,882,847            (181,934)            1,681,665          (1,020,469)
                                             -------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            4,386,823              434,380            2,039,466          (1,345,385)
                                             -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         4,530,264  $         1,267,588  $         2,061,375  $           805,142
                                             ===================  ===================  ===================  ===================


                                               MIST CLEARBRIDGE     MIST CLEARBRIDGE
                                             AGGRESSIVE GROWTH II   AGGRESSIVE GROWTH
                                                  SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................   $            16,713  $           229,026
                                             --------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................                49,725            1,194,262
      Administrative charges...............                 9,636              219,537
                                             --------------------  -------------------
        Total expenses.....................                59,361            1,413,799
                                             --------------------  -------------------
          Net investment income (loss).....              (42,648)          (1,184,773)
                                             --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                    --                   --
      Realized gains (losses) on sale of
        investments........................               209,947            5,254,385
                                             --------------------  -------------------
          Net realized gains (losses)......               209,947            5,254,385
                                             --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................               809,251           28,494,295
                                             --------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................             1,019,198           33,748,680
                                             --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........   $           976,550  $        32,563,907
                                             ====================  ===================

(a) Commenced November 12, 2012 and began transactions in 2013.
(b) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                                      MIST HARRIS         MIST INVESCO
                                             MIST GOLDMAN SACHS         OAKMARK           BALANCED-RISK        MIST INVESCO
                                                MID CAP VALUE        INTERNATIONAL         ALLOCATION            COMSTOCK
                                                 SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  ------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $           169,034  $         1,670,380  $               --  $         1,276,175
                                             -------------------  -------------------  ------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................              274,897              971,967             243,216              959,670
      Administrative charges...............               46,926              168,453              55,010              290,220
                                             -------------------  -------------------  ------------------  -------------------
        Total expenses.....................              321,823            1,140,420             298,226            1,249,890
                                             -------------------  -------------------  ------------------  -------------------
          Net investment income (loss).....            (152,789)              529,960           (298,226)               26,285
                                             -------------------  -------------------  ------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........              671,473                   --             232,302                   --
      Realized gains (losses) on sale of
        investments........................              648,430            1,833,456               9,164            3,243,609
                                             -------------------  -------------------  ------------------  -------------------
          Net realized gains (losses)......            1,319,903            1,833,456             241,466            3,243,609
                                             -------------------  -------------------  ------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................            3,772,355           14,288,746              28,016           30,821,728
                                             -------------------  -------------------  ------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            5,092,258           16,122,202             269,482           34,065,337
                                             -------------------  -------------------  ------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         4,939,469  $        16,652,162  $         (28,744)  $        34,091,622
                                             ===================  ===================  ==================  ===================

                                                                                                               MIST JPMORGAN
                                                MIST INVESCO         MIST INVESCO         MIST JPMORGAN        GLOBAL ACTIVE
                                                MID CAP VALUE      SMALL CAP GROWTH         CORE BOND           ALLOCATION
                                                 SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             ------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $        1,563,060  $           124,149  $            40,331  $             8,048
                                             ------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................           1,988,492              722,542              189,726               74,884
      Administrative charges...............             476,921              129,106               35,458               22,870
                                             ------------------  -------------------  -------------------  -------------------
        Total expenses.....................           2,465,413              851,648              225,184               97,754
                                             ------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....           (902,353)            (727,499)            (184,853)             (89,706)
                                             ------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                  --            3,213,474               63,377               47,484
      Realized gains (losses) on sale of
        investments........................           2,802,789            2,517,900            1,400,491              211,707
                                             ------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......           2,802,789            5,731,374            1,463,868              259,191
                                             ------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................          48,920,722           11,841,418          (1,951,764)              627,553
                                             ------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................          51,723,511           17,572,792            (487,896)              886,744
                                             ------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $       50,821,158  $        16,845,293  $         (672,749)  $           797,038
                                             ==================  ===================  ===================  ===================


                                                MIST JPMORGAN     MIST LOOMIS SAYLES
                                               SMALL CAP VALUE      GLOBAL MARKETS
                                                 SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  ------------------
INVESTMENT INCOME:
      Dividends............................  $            42,689  $          360,248
                                             -------------------  ------------------
EXPENSES:
      Mortality and expense risk
        charges............................               57,518             213,694
      Administrative charges...............               21,867              37,959
                                             -------------------  ------------------
        Total expenses.....................               79,385             251,653
                                             -------------------  ------------------
          Net investment income (loss).....             (36,696)             108,595
                                             -------------------  ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --                  --
      Realized gains (losses) on sale of
        investments........................              426,468             726,882
                                             -------------------  ------------------
          Net realized gains (losses)......              426,468             726,882
                                             -------------------  ------------------
      Change in unrealized gains (losses)
        on investments.....................            2,016,956           1,299,077
                                             -------------------  ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            2,443,424           2,025,959
                                             -------------------  ------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         2,406,728  $        2,134,554
                                             ===================  ==================

(a) Commenced November 12, 2012 and began transactions in 2013.
(b) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                                                          MIST MET/FRANKLIN
                                              MIST LORD ABBETT       MIST MET/EATON      LOW DURATION TOTAL   MIST MET/TEMPLETON
                                               BOND DEBENTURE      VANCE FLOATING RATE         RETURN         INTERNATIONAL BOND
                                                 SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  --------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $        16,580,668  $           134,315   $           305,441  $           110,113
                                             -------------------  --------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................            2,610,384               55,302               194,959               42,788
      Administrative charges...............              567,207                9,676                55,578               13,853
                                             -------------------  --------------------  -------------------  -------------------
        Total expenses.....................            3,177,591               64,978               250,537               56,641
                                             -------------------  --------------------  -------------------  -------------------
          Net investment income (loss).....           13,403,077               69,337                54,904               53,472
                                             -------------------  --------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --               15,990                    --               24,834
      Realized gains (losses) on sale of
        investments........................            3,279,512               16,123                16,310              (3,442)
                                             -------------------  --------------------  -------------------  -------------------
          Net realized gains (losses)......            3,279,512               32,113                16,310               21,392
                                             -------------------  --------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................            (991,494)             (21,021)              (43,087)             (75,084)
                                             -------------------  --------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            2,288,018               11,092              (26,777)             (53,692)
                                             -------------------  --------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $        15,691,095  $            80,429   $            28,127  $             (220)
                                             ===================  ====================  ===================  ===================


                                                 MIST METLIFE          MIST METLIFE         MIST METLIFE         MIST METLIFE
                                              AGGRESSIVE STRATEGY      BALANCED PLUS      BALANCED STRATEGY   DEFENSIVE STRATEGY
                                                  SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------  --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $         1,542,082   $         1,173,246  $         54,754,137  $        13,003,979
                                             --------------------  -------------------  --------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................            2,609,775               674,744            26,439,935            5,049,384
      Administrative charges...............              507,518               249,760             6,806,444            1,072,741
                                             --------------------  -------------------  --------------------  -------------------
        Total expenses.....................            3,117,293               924,504            33,246,379            6,122,125
                                             --------------------  -------------------  --------------------  -------------------
          Net investment income (loss).....          (1,575,211)               248,742            21,507,758            6,881,854
                                             --------------------  -------------------  --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --             1,895,244                    --           10,530,600
      Realized gains (losses) on sale of
        investments........................            7,431,029               546,545            46,525,347            9,905,738
                                             --------------------  -------------------  --------------------  -------------------
          Net realized gains (losses)......            7,431,029             2,441,789            46,525,347           20,436,338
                                             --------------------  -------------------  --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................           43,217,486             9,701,355           381,202,233            3,703,658
                                             --------------------  -------------------  --------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................           50,648,515            12,143,144           427,727,580           24,139,996
                                             --------------------  -------------------  --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $        49,073,304   $        12,391,886  $        449,235,338  $        31,021,850
                                             ====================  ===================  ====================  ===================


                                                MIST METLIFE          MIST METLIFE
                                               GROWTH STRATEGY      MODERATE STRATEGY
                                                 SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $        24,780,403  $        23,510,709
                                             -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................           20,871,300           10,117,455
      Administrative charges...............            4,356,680            2,476,380
                                             -------------------  -------------------
        Total expenses.....................           25,227,980           12,593,835
                                             -------------------  -------------------
          Net investment income (loss).....            (447,577)           10,916,874
                                             -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --            1,802,215
      Realized gains (losses) on sale of
        investments........................           27,198,325           16,576,482
                                             -------------------  -------------------
          Net realized gains (losses)......           27,198,325           18,378,697
                                             -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................          347,398,687           89,825,176
                                             -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................          374,597,012          108,203,873
                                             -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $       374,149,435  $       119,120,747
                                             ===================  ===================

(a) Commenced November 12, 2012 and began transactions in 2013.
(b) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                MIST METLIFE
                                                 MULTI-INDEX       MIST MFS EMERGING    MIST MFS RESEARCH  MIST MORGAN STANLEY
                                                TARGETED RISK       MARKETS EQUITY        INTERNATIONAL      MID CAP GROWTH
                                               SUB-ACCOUNT (A)        SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
                                             -------------------  ------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $               857  $          582,435  $         3,517,691  $           450,564
                                             -------------------  ------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................                1,485             599,329            1,510,777              585,005
      Administrative charges...............                  322             131,520              311,342              164,854
                                             -------------------  ------------------  -------------------  -------------------
        Total expenses.....................                1,807             730,849            1,822,119              749,859
                                             -------------------  ------------------  -------------------  -------------------
          Net investment income (loss).....                (950)           (148,414)            1,695,572            (299,295)
                                             -------------------  ------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                6,496                  --                   --                   --
      Realized gains (losses) on sale of
        investments........................                  299           (106,047)            (739,940)            3,405,175
                                             -------------------  ------------------  -------------------  -------------------
          Net realized gains (losses)......                6,795           (106,047)            (739,940)            3,405,175
                                             -------------------  ------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................               15,751         (3,220,289)           21,259,599           19,016,467
                                             -------------------  ------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................               22,546         (3,326,336)           20,519,659           22,421,642
                                             -------------------  ------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $            21,596  $      (3,474,750)  $        22,215,231  $        22,122,347
                                             ===================  ==================  ===================  ===================

                                                                      MIST PIMCO
                                               MIST OPPENHEIMER   INFLATION PROTECTED      MIST PIMCO
                                                 GLOBAL EQUITY           BOND             TOTAL RETURN       MIST PIONEER FUND
                                                  SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  ------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $           412,949  $         2,444,812  $       23,185,357  $         3,064,393
                                             -------------------  -------------------  ------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................              251,769            1,216,865           5,281,377              919,777
      Administrative charges...............               98,504              282,967           1,321,846              210,405
                                             -------------------  -------------------  ------------------  -------------------
        Total expenses.....................              350,273            1,499,832           6,603,223            1,130,182
                                             -------------------  -------------------  ------------------  -------------------
          Net investment income (loss).....               62,676              944,980          16,582,134            1,934,211
                                             -------------------  -------------------  ------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --            6,529,814          10,745,621                   --
      Realized gains (losses) on sale of
        investments........................              840,499            (732,439)           1,760,478            6,108,159
                                             -------------------  -------------------  ------------------  -------------------
          Net realized gains (losses)......              840,499            5,797,375          12,506,099            6,108,159
                                             -------------------  -------------------  ------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................            8,213,059         (19,255,424)        (46,315,981)           17,649,916
                                             -------------------  -------------------  ------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            9,053,558         (13,458,049)        (33,809,882)           23,758,075
                                             -------------------  -------------------  ------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         9,116,234  $      (12,513,069)  $     (17,227,748)  $        25,692,286
                                             ===================  ===================  ==================  ===================


                                                 MIST PIONEER        MIST PYRAMIS
                                               STRATEGIC INCOME    GOVERNMENT INCOME
                                                  SUB-ACCOUNT         SUB-ACCOUNT
                                             -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $           719,446  $            82,442
                                             -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................              154,828               37,970
      Administrative charges...............               39,496               13,371
                                             -------------------  -------------------
        Total expenses.....................              194,324               51,341
                                             -------------------  -------------------
          Net investment income (loss).....              525,122               31,101
                                             -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........               41,401               51,262
      Realized gains (losses) on sale of
        investments........................              153,594             (87,821)
                                             -------------------  -------------------
          Net realized gains (losses)......              194,995             (36,559)
                                             -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................            (641,291)            (326,499)
                                             -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            (446,296)            (363,058)
                                             -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $            78,826  $         (331,957)
                                             ===================  ===================

(a) Commenced November 12, 2012 and began transactions in 2013.
(b) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                                     MIST SCHRODERS
                                                 MIST PYRAMIS            GLOBAL          MIST SSGA GROWTH         MIST SSGA
                                                 MANAGED RISK          MULTI-ASSET        AND INCOME ETF         GROWTH ETF
                                                SUB-ACCOUNT (b)        SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $            27,207  $               664  $         4,139,479  $         1,110,071
                                             -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................               12,755               81,258            1,565,098              654,797
      Administrative charges...............                2,536               20,008              411,750              135,066
                                             -------------------  -------------------  -------------------  -------------------
        Total expenses.....................               15,291              101,266            1,976,848              789,863
                                             -------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....               11,916            (100,602)            2,162,631              320,208
                                             -------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........               60,970               28,544            3,888,201            1,921,277
      Realized gains (losses) on sale of
        investments........................                7,579               67,313            2,304,249            1,372,327
                                             -------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......               68,549               95,857            6,192,450            3,293,604
                                             -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................               82,837              649,309            9,798,640            4,682,523
                                             -------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................              151,386              745,166           15,991,090            7,976,127
                                             -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $           163,302  $           644,564  $        18,153,721  $         8,296,335
                                             ===================  ===================  ===================  ===================


                                             MIST T. ROWE PRICE   MIST T. ROWE PRICE    MIST THIRD AVENUE   MSF BAILLIE GIFFORD
                                               LARGE CAP VALUE      MID CAP GROWTH       SMALL CAP VALUE    INTERNATIONAL STOCK
                                                 SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $        10,356,354  $           184,505  $           527,010  $            77,538
                                             -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................            7,118,071            1,066,977              773,850              188,533
      Administrative charges...............            1,349,886              196,427              135,127               36,700
                                             -------------------  -------------------  -------------------  -------------------
        Total expenses.....................            8,467,957            1,263,404              908,977              225,233
                                             -------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....            1,888,397          (1,078,899)            (381,967)            (147,695)
                                             -------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --            4,111,435                   --                   --
      Realized gains (losses) on sale of
        investments........................           18,386,497            2,941,077            2,139,900             (45,289)
                                             -------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......           18,386,497            7,052,512            2,139,900             (45,289)
                                             -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................          155,015,468           17,372,198           12,668,658            2,223,929
                                             -------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................          173,401,965           24,424,710           14,808,558            2,178,640
                                             -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $       175,290,362  $        23,345,811  $        14,426,591  $         2,030,945
                                             ===================  ===================  ===================  ===================


                                                 MSF BARCLAYS         MSF BLACKROCK
                                             AGGREGATE BOND INDEX      BOND INCOME
                                                  SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................   $            95,863  $         3,536,033
                                             --------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................                44,339              688,937
      Administrative charges...............                 7,855              228,437
                                             --------------------  -------------------
        Total expenses.....................                52,194              917,374
                                             --------------------  -------------------
          Net investment income (loss).....                43,669            2,618,659
                                             --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                    --            2,288,983
      Realized gains (losses) on sale of
        investments........................              (39,211)              146,759
                                             --------------------  -------------------
          Net realized gains (losses)......              (39,211)            2,435,742
                                             --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................             (131,964)          (6,914,788)
                                             --------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................             (171,175)          (4,479,046)
                                             --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........   $         (127,506)  $       (1,860,387)
                                             ====================  ===================

(a) Commenced November 12, 2012 and began transactions in 2013.
(b) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013



                                                 MSF BLACKROCK        MSF BLACKROCK      MSF DAVIS VENTURE      MSF FRONTIER
                                             CAPITAL APPRECIATION     MONEY MARKET             VALUE           MID CAP GROWTH
                                                  SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT (b)
                                             --------------------  -------------------  -------------------  ------------------
INVESTMENT INCOME:
      Dividends............................  $            89,236   $                --  $         2,760,860  $               --
                                             --------------------  -------------------  -------------------  ------------------
EXPENSES:
      Mortality and expense risk
        charges............................              109,558             1,352,980            2,520,863              97,055
      Administrative charges...............               22,612               253,273              540,172              16,834
                                             --------------------  -------------------  -------------------  ------------------
        Total expenses.....................              132,170             1,606,253            3,061,035             113,889
                                             --------------------  -------------------  -------------------  ------------------
          Net investment income (loss).....             (42,934)           (1,606,253)            (300,175)           (113,889)
                                             --------------------  -------------------  -------------------  ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --                    --            3,664,156                  --
      Realized gains (losses) on sale of
        investments........................              622,643                    --            9,297,164             111,302
                                             --------------------  -------------------  -------------------  ------------------
          Net realized gains (losses)......              622,643                    --           12,961,320             111,302
                                             --------------------  -------------------  -------------------  ------------------
      Change in unrealized gains (losses)
        on investments.....................            2,451,903                    --           46,955,909           1,787,082
                                             --------------------  -------------------  -------------------  ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            3,074,546                    --           59,917,229           1,898,384
                                             --------------------  -------------------  -------------------  ------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         3,031,612   $       (1,606,253)  $        59,617,054  $        1,784,495
                                             ====================  ===================  ===================  ==================

                                                                                                            MSF MET/DIMENSIONAL
                                                MSF JENNISON       MSF LOOMIS SAYLES     MSF MET/ARTISAN    INTERNATIONAL SMALL
                                                   GROWTH          SMALL CAP GROWTH       MID CAP VALUE           COMPANY
                                                 SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  ------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $           311,875  $                --  $          323,038  $            40,129
                                             -------------------  -------------------  ------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges............................            1,728,915              155,661             624,023               30,395
      Administrative charges...............              323,822               42,205             106,375                6,955
                                             -------------------  -------------------  ------------------  --------------------
        Total expenses.....................            2,052,737              197,866             730,398               37,350
                                             -------------------  -------------------  ------------------  --------------------
          Net investment income (loss).....          (1,740,862)            (197,866)           (407,360)                2,779
                                             -------------------  -------------------  ------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........            1,389,903                   --                  --               62,738
      Realized gains (losses) on sale of
        investments........................            2,851,542            1,235,848             486,945               29,432
                                             -------------------  -------------------  ------------------  --------------------
          Net realized gains (losses)......            4,241,445            1,235,848             486,945               92,170
                                             -------------------  -------------------  ------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................           38,020,336            5,362,656          12,204,394              621,901
                                             -------------------  -------------------  ------------------  --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................           42,261,781            6,598,504          12,691,339              714,071
                                             -------------------  -------------------  ------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $        40,520,919  $         6,400,638  $       12,283,979  $           716,850
                                             ===================  ===================  ==================  ====================


                                                  MSF METLIFE           MSF METLIFE
                                              MID CAP STOCK INDEX       STOCK INDEX
                                                  SUB-ACCOUNT           SUB-ACCOUNT
                                             --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $            33,339   $           651,745
                                             --------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................               54,542               558,617
      Administrative charges...............                8,961                98,005
                                             --------------------  -------------------
        Total expenses.....................               63,503               656,622
                                             --------------------  -------------------
          Net investment income (loss).....             (30,164)               (4,877)
                                             --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........              100,440               597,352
      Realized gains (losses) on sale of
        investments........................              169,866             1,205,036
                                             --------------------  -------------------
          Net realized gains (losses)......              270,306             1,802,388
                                             --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................              678,992             8,303,585
                                             --------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................              949,298            10,105,973
                                             --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $           919,134   $        10,101,096
                                             ====================  ===================

(a) Commenced November 12, 2012 and began transactions in 2013.
(b) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013



                                                   MSF MFS                                  MSF MSCI           MSF NEUBERGER
                                                TOTAL RETURN         MSF MFS VALUE         EAFE INDEX         BERMAN GENESIS
                                                 SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  ------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $         2,537,092  $           962,517  $           39,328  $            10,349
                                             -------------------  -------------------  ------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................              752,783            1,019,089              21,096              393,903
      Administrative charges...............              256,363              365,563               4,006               74,425
                                             -------------------  -------------------  ------------------  -------------------
        Total expenses.....................            1,009,146            1,384,652              25,102              468,328
                                             -------------------  -------------------  ------------------  -------------------
          Net investment income (loss).....            1,527,946            (422,135)              14,226            (457,979)
                                             -------------------  -------------------  ------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --            1,844,825                  --                   --
      Realized gains (losses) on sale of
        investments........................            1,634,403            3,046,876              66,296              676,206
                                             -------------------  -------------------  ------------------  -------------------
          Net realized gains (losses)......            1,634,403            4,891,701              66,296              676,206
                                             -------------------  -------------------  ------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................           13,776,442           34,235,330             212,770           10,963,148
                                             -------------------  -------------------  ------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................           15,410,845           39,127,031             279,066           11,639,354
                                             -------------------  -------------------  ------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $        16,938,791  $        38,704,896  $          293,292  $        11,181,375
                                             ===================  ===================  ==================  ===================


                                              MSF RUSSELL 2000     MSF T. ROWE PRICE    MSF T. ROWE PRICE   MSF VAN ECK GLOBAL
                                                    INDEX          LARGE CAP GROWTH     SMALL CAP GROWTH     NATURAL RESOURCES
                                                 SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             ------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $           34,172  $            57,839  $            25,042  $            29,409
                                             ------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................              48,740              778,027              140,134               36,572
      Administrative charges...............               8,366              142,316               24,632               11,706
                                             ------------------  -------------------  -------------------  -------------------
        Total expenses.....................              57,106              920,343              164,766               48,278
                                             ------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....            (22,934)            (862,504)            (139,724)             (18,869)
                                             ------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                  --                   --              640,778                   --
      Realized gains (losses) on sale of
        investments........................             168,240            4,832,780              761,006            (155,834)
                                             ------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......             168,240            4,832,780            1,401,784            (155,834)
                                             ------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................             857,104           15,737,023            2,766,639              651,165
                                             ------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................           1,025,344           20,569,803            4,168,423              495,331
                                             ------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $        1,002,410  $        19,707,299  $         4,028,699  $           476,462
                                             ==================  ===================  ===================  ===================

                                               MSF WESTERN ASSET    MSF WESTERN ASSET
                                             MANAGEMENT STRATEGIC      MANAGEMENT
                                              BOND OPPORTUNITIES     U.S. GOVERNMENT
                                                  SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  ------------------
INVESTMENT INCOME:
      Dividends............................   $           352,332  $          211,286
                                             --------------------  ------------------
EXPENSES:
      Mortality and expense risk
        charges............................                88,019             142,189
      Administrative charges...............                17,269              24,964
                                             --------------------  ------------------
        Total expenses.....................               105,288             167,153
                                             --------------------  ------------------
          Net investment income (loss).....               247,044              44,133
                                             --------------------  ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                    --                  --
      Realized gains (losses) on sale of
        investments........................               335,486              18,328
                                             --------------------  ------------------
          Net realized gains (losses)......               335,486              18,328
                                             --------------------  ------------------
      Change in unrealized gains (losses)
        on investments.....................             (619,172)           (329,701)
                                             --------------------  ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................             (283,686)           (311,373)
                                             --------------------  ------------------
      Net increase (decrease) in net assets
        resulting from operations..........   $          (36,642)  $        (267,240)
                                             ====================  ==================

(a) Commenced November 12, 2012 and began transactions in 2013.
(b) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONCLUDED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                   PIMCO VIT            PIMCO VIT             PUTNAM VT           PUTNAM VT
                                                  HIGH YIELD          LOW DURATION          EQUITY INCOME     MULTI-CAP GROWTH
                                                  SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT
                                             --------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $            427,241  $           154,503  $           524,183  $            16,319
                                             --------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................                95,747              134,233              199,656               28,292
      Administrative charges...............                19,511               25,748               64,260                3,779
                                             --------------------  -------------------  -------------------  -------------------
        Total expenses.....................               115,258              159,981              263,916               32,071
                                             --------------------  -------------------  -------------------  -------------------
           Net investment income (loss)....               311,983              (5,478)              260,267             (15,752)
                                             --------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                    --                   --                   --                   --
      Realized gains (losses) on sale of
        investments........................               128,731               94,642            1,187,492              127,321
                                             --------------------  -------------------  -------------------  -------------------
           Net realized gains (losses).....               128,731               94,642            1,187,492              127,321
                                             --------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................             (124,190)            (272,620)            5,626,689              570,168
                                             --------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................                 4,541            (177,978)            6,814,181              697,489
                                             --------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $            316,524  $         (183,456)  $         7,074,448  $           681,737
                                             ====================  ===================  ===================  ===================

                                             RUSSELL AGGRESSIVE                         RUSSELL GLOBAL REAL   RUSSELL MULTI-STYLE
                                                   EQUITY           RUSSELL CORE BOND    ESTATE SECURITIES          EQUITY
                                                 SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  -------------------  --------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $             6,590  $           104,754  $             42,860  $           102,276
                                             -------------------  -------------------  --------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges............................               19,674               92,698                13,213              103,025
      Administrative charges...............                2,357               11,120                 1,583               12,361
                                             -------------------  -------------------  --------------------  --------------------
        Total expenses.....................               22,031              103,818                14,796              115,386
                                             -------------------  -------------------  --------------------  --------------------
           Net investment income (loss)....             (15,441)                  936                28,064             (13,110)
                                             -------------------  -------------------  --------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........              112,720               24,237                38,851              438,272
      Realized gains (losses) on sale of
        investments........................               71,707               81,538                17,843              419,754
                                             -------------------  -------------------  --------------------  --------------------
           Net realized gains (losses).....              184,427              105,775                56,694              858,026
                                             -------------------  -------------------  --------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................              339,515            (316,686)              (53,084)            1,407,178
                                             -------------------  -------------------  --------------------  --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................              523,942            (210,911)                 3,610            2,265,204
                                             -------------------  -------------------  --------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $           508,501  $         (209,975)  $             31,674  $         2,252,094
                                             ===================  ===================  ====================  ====================


                                               RUSSELL NON-U.S.
                                                  SUB-ACCOUNT
                                             -------------------
INVESTMENT INCOME:
      Dividends............................  $            71,713
                                             -------------------
EXPENSES:
      Mortality and expense risk
        charges............................               43,355
      Administrative charges...............                5,198
                                             -------------------
        Total expenses.....................               48,553
                                             -------------------
           Net investment income (loss)....               23,160
                                             -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --
      Realized gains (losses) on sale of
        investments........................             (14,344)
                                             -------------------
           Net realized gains (losses).....             (14,344)
                                             -------------------
      Change in unrealized gains (losses)
        on investments.....................              634,307
                                             -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................              619,963
                                             -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $           643,123
                                             ===================

(a) Commenced November 12, 2012 and began transactions in 2013.
(b) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                     STATEMENTS OF CHANGES IN NET ASSETS
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                                                 AMERICAN FUNDS
                                      AMERICAN FUNDS GLOBAL GROWTH         GLOBAL SMALL CAPITALIZATION
                                               SUB-ACCOUNT                         SUB-ACCOUNT
                                   -----------------------------------  ----------------------------------
                                         2013               2012              2013              2012
                                   ----------------  -----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $        408,503  $          16,491  $        (5,831)  $        113,324
   Net realized gains
     (losses)....................         4,192,451          1,843,654         1,017,142           345,191
   Change in unrealized
     gains (losses) on
     investments.................        23,703,654         18,177,752         5,661,018         3,508,464
                                   ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........        28,304,608         20,037,897         6,672,329         3,966,979
                                   ----------------  -----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................         1,668,920          2,700,041           335,561           396,507
   Net transfers (including
     fixed account)..............       (7,201,174)        (5,099,486)       (1,840,055)            40,433
   Contract charges..............         (880,990)          (851,342)         (222,817)         (213,201)
   Transfers for contract
     benefits and
     terminations................       (5,784,392)        (5,453,200)       (1,246,573)       (1,458,596)
                                   ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............      (12,197,636)        (8,703,987)       (2,973,884)       (1,234,857)
                                   ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets............        16,106,972         11,333,910         3,698,445         2,732,122
NET ASSETS:
   Beginning of year.............       106,822,886         95,488,976        25,978,567        23,246,445
                                   ----------------  -----------------  ----------------  ----------------
   End of year...................  $    122,929,858  $     106,822,886  $     29,677,012  $     25,978,567
                                   ================  =================  ================  ================

                                                                               DWS II GOVERNMENT &
                                          AMERICAN FUNDS GROWTH                 AGENCY SECURITIES
                                               SUB-ACCOUNT                         SUB-ACCOUNT
                                   ----------------------------------  -----------------------------------
                                         2013              2012               2013              2012
                                   ----------------  ----------------  -----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $         61,134  $      (105,844)  $           9,203  $         18,750
   Net realized gains
     (losses)....................         7,384,758         3,265,177             20,029            23,117
   Change in unrealized
     gains (losses) on
     investments.................        27,933,318        16,336,209           (55,900)          (30,990)
                                   ----------------  ----------------  -----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........        35,379,210        19,495,542           (26,668)            10,877
                                   ----------------  ----------------  -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................         2,049,516         4,598,905                506               532
   Net transfers (including
     fixed account)..............       (9,594,962)       (2,892,397)              9,599          (26,140)
   Contract charges..............       (1,052,562)       (1,012,056)              (726)             (895)
   Transfers for contract
     benefits and
     terminations................       (8,280,530)       (6,752,127)          (193,705)          (92,468)
                                   ----------------  ----------------  -----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............      (16,878,538)       (6,057,675)          (184,326)         (118,971)
                                   ----------------  ----------------  -----------------  ----------------
     Net increase (decrease)
        in net assets............        18,500,672        13,437,867          (210,994)         (108,094)
NET ASSETS:
   Beginning of year.............       129,432,083       115,994,216            693,006           801,100
                                   ----------------  ----------------  -----------------  ----------------
   End of year...................  $    147,932,755  $    129,432,083  $         482,012  $        693,006
                                   ================  ================  =================  ================


                                       FIDELITY VIP EQUITY-INCOME        FIDELITY VIP GROWTH OPPORTUNITIES
                                               SUB-ACCOUNT                          SUB-ACCOUNT
                                   -----------------------------------  ----------------------------------
                                         2013               2012              2013              2012
                                   -----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $          45,576  $         72,431  $        (1,315)  $        (1,080)
   Net realized gains
     (losses)....................            447,050           276,506             6,058             1,013
   Change in unrealized
     gains (losses) on
     investments.................            798,810           350,502            31,463            16,699
                                   -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........          1,291,436           699,439            36,206            16,632
                                   -----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................             25,632            75,143                --                --
   Net transfers (including
     fixed account)..............            179,929           309,747          (15,520)             6,288
   Contract charges..............           (18,366)          (18,343)             (129)             (142)
   Transfers for contract
     benefits and
     terminations................          (527,633)         (465,790)           (2,977)           (3,873)
                                   -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............          (340,438)          (99,243)          (18,626)             2,273
                                   -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets............            950,998           600,196            17,580            18,905
NET ASSETS:
   Beginning of year.............          5,082,102         4,481,906           109,300            90,395
                                   -----------------  ----------------  ----------------  ----------------
   End of year...................  $       6,033,100  $      5,082,102  $        126,880  $        109,300
                                   =================  ================  ================  ================

                                            FTVIPT TEMPLETON
                                           FOREIGN SECURITIES
                                               SUB-ACCOUNT
                                   -----------------------------------
                                         2013               2012
                                   ----------------  -----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $        276,649  $         439,503
   Net realized gains
     (losses)....................           425,385          (201,568)
   Change in unrealized
     gains (losses) on
     investments.................         4,864,366          3,917,575
                                   ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........         5,566,400          4,155,510
                                   ----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................           157,499            289,288
   Net transfers (including
     fixed account)..............         (463,897)          (281,750)
   Contract charges..............          (90,008)           (90,760)
   Transfers for contract
     benefits and
     terminations................       (3,121,814)        (2,256,554)
                                   ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............       (3,518,220)        (2,339,776)
                                   ----------------  -----------------
     Net increase (decrease)
        in net assets............         2,048,180          1,815,734
NET ASSETS:
   Beginning of year.............        28,052,934         26,237,200
                                   ----------------  -----------------
   End of year...................  $     30,101,114  $      28,052,934
                                   ================  =================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                                            MIST ALLIANCEBERNSTEIN GLOBAL
                                    INVESCO V.I. INTERNATIONAL GROWTH            DYNAMIC ALLOCATION
                                               SUB-ACCOUNT                           SUB-ACCOUNT
                                   -----------------------------------  ------------------------------------
                                         2013              2012                2013             2012 (a)
                                   ----------------  ----------------   -----------------  -----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $       (22,265)  $        (7,505)   $          75,766   $      (105,629)
   Net realized gains
     (losses)....................           242,759           187,439             679,659              7,368
   Change in unrealized
     gains (losses) on
     investments.................           765,351           626,911           1,608,358          1,136,097
                                   ----------------  ----------------   -----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........           985,845           806,845           2,363,783          1,037,836
                                   ----------------  ----------------   -----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................            18,558            48,304             668,511         11,185,823
   Net transfers (including
     fixed account)..............           233,063          (48,681)           3,473,455          9,893,042
   Contract charges..............          (19,604)          (21,206)           (233,655)           (22,914)
   Transfers for contract
     benefits and
     terminations................         (918,764)         (645,014)           (682,012)          (220,708)
                                   ----------------  ----------------   -----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............         (686,747)         (666,597)           3,226,299         20,835,243
                                   ----------------  ----------------   -----------------  -----------------
     Net increase (decrease)
        in net assets............           299,098           140,248           5,590,082         21,873,079
NET ASSETS:
   Beginning of year.............         6,259,165         6,118,917          21,873,079                 --
                                   ----------------  ----------------   -----------------  -----------------
   End of year...................  $      6,558,263  $      6,259,165   $      27,463,161   $     21,873,079
                                   ================  ================   =================  =================

                                          MIST AMERICAN FUNDS                  MIST AMERICAN FUNDS
                                          BALANCED ALLOCATION                   GROWTH ALLOCATION
                                              SUB-ACCOUNT                          SUB-ACCOUNT
                                   ----------------------------------  -----------------------------------
                                         2013              2012              2013              2012
                                   ----------------  ----------------  ----------------  -----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $      (504,314)  $        217,054  $    (1,336,914)  $       (835,919)
   Net realized gains
     (losses)....................        21,595,900         6,301,663        23,104,972          4,585,085
   Change in unrealized
     gains (losses) on
     investments.................        15,798,540        18,666,860        28,587,618         25,535,407
                                   ----------------  ----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........        36,890,126        25,185,577        50,355,676         29,284,573
                                   ----------------  ----------------  ----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................         1,212,531         5,384,142           500,867          7,255,731
   Net transfers (including
     fixed account)..............       (7,319,294)         (708,071)       (2,920,195)        (7,253,472)
   Contract charges..............       (2,255,799)       (2,283,365)       (2,362,897)        (2,304,571)
   Transfers for contract
     benefits and
     terminations................      (13,503,951)      (10,566,334)      (13,777,227)        (9,745,918)
                                   ----------------  ----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............      (21,866,513)       (8,173,628)      (18,559,452)       (12,048,230)
                                   ----------------  ----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets............        15,023,613        17,011,949        31,796,224         17,236,343
NET ASSETS:
   Beginning of year.............       235,164,571       218,152,622       225,771,481        208,535,138
                                   ----------------  ----------------  ----------------  -----------------
   End of year...................  $    250,188,184  $    235,164,571  $    257,567,705  $     225,771,481
                                   ================  ================  ================  =================

                                                                              MIST AMERICAN FUNDS
                                       MIST AMERICAN FUNDS GROWTH             MODERATE ALLOCATION
                                               SUB-ACCOUNT                        SUB-ACCOUNT
                                   ----------------------------------  ----------------------------------
                                         2013              2012              2013              2012
                                   ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $      (317,617)  $      (323,394)  $        112,294  $        595,498
   Net realized gains
     (losses)....................         3,382,812         1,491,508        11,172,542         5,433,160
   Change in unrealized
     gains (losses) on
     investments.................         3,693,791         2,541,492         2,212,586         5,309,327
                                   ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........         6,758,986         3,709,606        13,497,422        11,337,985
                                   ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................           128,099           368,783           387,979         1,357,270
   Net transfers (including
     fixed account)..............         (974,001)       (1,441,672)       (8,727,361)       (4,179,111)
   Contract charges..............         (240,073)         (254,135)       (1,244,900)       (1,317,961)
   Transfers for contract
     benefits and
     terminations................       (1,756,950)       (1,563,023)      (10,202,089)       (9,745,348)
                                   ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............       (2,842,925)       (2,890,047)      (19,786,371)      (13,885,150)
                                   ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets............         3,916,061           819,559       (6,288,949)       (2,547,165)
NET ASSETS:
   Beginning of year.............        25,736,857        24,917,298       126,809,368       129,356,533
                                   ----------------  ----------------  ----------------  ----------------
   End of year...................  $     29,652,918  $     25,736,857  $    120,520,419  $    126,809,368
                                   ================  ================  ================  ================


                                      MIST AQR GLOBAL RISK BALANCED
                                               SUB-ACCOUNT
                                   -----------------------------------
                                         2013             2012 (a)
                                   -----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $         149,421  $       (81,216)
   Net realized gains
     (losses)....................            247,052             8,760
   Change in unrealized
     gains (losses) on
     investments.................        (1,503,984)           630,650
                                   -----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........        (1,107,511)           558,194
                                   -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................             99,288           246,911
   Net transfers (including
     fixed account)..............            384,530        15,473,901
   Contract charges..............          (155,503)          (43,228)
   Transfers for contract
     benefits and
     terminations................          (696,634)         (219,348)
                                   -----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............          (368,319)        15,458,236
                                   -----------------  ----------------
     Net increase (decrease)
        in net assets............        (1,475,830)        16,016,430
NET ASSETS:
   Beginning of year.............         16,016,430                --
                                   -----------------  ----------------
   End of year...................  $      14,540,600  $     16,016,430
                                   =================  ================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                           MIST BLACKROCK                      MIST BLACKROCK
                                     GLOBAL TACTICAL STRATEGIES                  HIGH YIELD
                                             SUB-ACCOUNT                         SUB-ACCOUNT
                                  ----------------------------------  ----------------------------------
                                        2013            2012 (a)            2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $        143,441  $      (215,547)  $        833,208  $        770,102
   Net realized gains
     (losses)...................         1,503,976            13,087           616,314           356,221
   Change in unrealized
     gains (losses) on
     investments................         2,882,847         2,056,998         (181,934)           880,225
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........         4,530,264         1,854,538         1,267,588         2,006,548
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................           801,466        19,492,373            88,643           552,889
   Net transfers (including
     fixed account).............        11,503,843        23,511,165         1,281,118         2,884,131
   Contract charges.............         (473,454)          (42,218)         (116,116)         (109,129)
   Transfers for contract
     benefits and
     terminations...............       (2,710,262)         (377,778)       (1,501,711)       (1,525,030)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............         9,121,593        42,583,542         (248,066)         1,802,861
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............        13,651,857        44,438,080         1,019,522         3,809,409
NET ASSETS:
   Beginning of year............        44,438,080                --        16,244,048        12,434,639
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $     58,089,937  $     44,438,080  $     17,263,570  $     16,244,048
                                  ================  ================  ================  ================

                                           MIST BLACKROCK
                                           LARGE CAP CORE               MIST CLARION GLOBAL REAL ESTATE
                                             SUB-ACCOUNT                          SUB-ACCOUNT
                                  ----------------------------------  ----------------------------------
                                        2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $         21,909  $          3,397  $      2,150,527  $        210,714
   Net realized gains
     (losses)...................           357,801           102,883         (324,916)         (713,424)
   Change in unrealized
     gains (losses) on
     investments................         1,681,665           585,260       (1,020,469)         8,520,403
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........         2,061,375           691,540           805,142         8,017,693
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................           180,710           522,666           137,245           570,276
   Net transfers (including
     fixed account).............         (604,610)           478,738         1,662,004         (240,798)
   Contract charges.............          (55,673)          (50,637)         (168,758)         (166,994)
   Transfers for contract
     benefits and
     terminations...............         (311,478)         (287,767)       (3,599,195)       (2,941,381)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............         (791,051)           663,000       (1,968,704)       (2,778,897)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............         1,270,324         1,354,540       (1,163,562)         5,238,796
NET ASSETS:
   Beginning of year............         6,609,137         5,254,597        39,516,123        34,277,327
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $      7,879,461  $      6,609,137  $     38,352,561  $     39,516,123
                                  ================  ================  ================  ================

                                           MIST CLEARBRIDGE
                                         AGGRESSIVE GROWTH II          MIST CLEARBRIDGE AGGRESSIVE GROWTH
                                              SUB-ACCOUNT                          SUB-ACCOUNT
                                  -----------------------------------  -----------------------------------
                                         2013              2012              2013              2012
                                  -----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $        (42,648)  $       (21,268)  $    (1,184,773)  $    (1,202,964)
   Net realized gains
     (losses)...................            209,947            29,031         5,254,385         1,540,752
   Change in unrealized
     gains (losses) on
     investments................            809,251           214,381        28,494,295        11,875,814
                                  -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........            976,550           222,144        32,563,907        12,213,602
                                  -----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................              1,685             5,557           249,687         1,228,421
   Net transfers (including
     fixed account).............          2,160,799         1,479,969       (1,368,153)       (2,877,118)
   Contract charges.............           (26,878)          (12,515)         (347,251)         (329,696)
   Transfers for contract
     benefits and
     terminations...............          (601,592)         (139,480)       (8,690,461)       (5,771,530)
                                  -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............          1,534,014         1,333,531      (10,156,178)       (7,749,923)
                                  -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............          2,510,564         1,555,675        22,407,729         4,463,679
NET ASSETS:
   Beginning of year............          2,480,585           924,910        79,321,095        74,857,416
                                  -----------------  ----------------  ----------------  ----------------
   End of year..................  $       4,991,149  $      2,480,585  $    101,728,824  $     79,321,095
                                  =================  ================  ================  ================


                                   MIST GOLDMAN SACHS MID CAP VALUE
                                              SUB-ACCOUNT
                                  -----------------------------------
                                         2013              2012
                                  -----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $       (152,789)  $      (188,666)
   Net realized gains
     (losses)...................          1,319,903            20,259
   Change in unrealized
     gains (losses) on
     investments................          3,772,355         2,677,080
                                  -----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........          4,939,469         2,508,673
                                  -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................             30,495            92,435
   Net transfers (including
     fixed account).............          (443,972)         (258,827)
   Contract charges.............           (83,810)          (80,324)
   Transfers for contract
     benefits and
     terminations...............        (1,872,506)       (1,464,848)
                                  -----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............        (2,369,793)       (1,711,564)
                                  -----------------  ----------------
     Net increase (decrease)
       in net assets............          2,569,676           797,109
NET ASSETS:
   Beginning of year............         17,068,463        16,271,354
                                  -----------------  ----------------
   End of year..................  $      19,638,139  $     17,068,463
                                  =================  ================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                                                  MIST INVESCO
                                   MIST HARRIS OAKMARK INTERNATIONAL        BALANCED-RISK ALLOCATION
                                              SUB-ACCOUNT                          SUB-ACCOUNT
                                  -----------------------------------  ----------------------------------
                                        2013              2012               2013            2012 (b)
                                  ----------------  ----------------   ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $        529,960  $       (47,989)   $      (298,226)  $       (28,934)
   Net realized gains
     (losses)...................         1,833,456         (575,680)            241,466           197,330
   Change in unrealized
     gains (losses) on
     investments................        14,288,746        14,433,429             28,016           235,621
                                  ----------------  ----------------   ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        16,652,162        13,809,760           (28,744)           404,017
                                  ----------------  ----------------   ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................           192,165           836,754            221,822           153,517
   Net transfers (including
     fixed account).............         1,807,599       (3,701,717)          2,482,249        18,104,568
   Contract charges.............         (328,352)         (297,205)          (188,666)          (46,740)
   Transfers for contract
     benefits and
     terminations...............       (6,239,448)       (4,513,864)        (1,225,379)         (209,518)
                                  ----------------  ----------------   ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............       (4,568,036)       (7,676,032)          1,290,026        18,001,827
                                  ----------------  ----------------   ----------------  ----------------
     Net increase (decrease)
       in net assets............        12,084,126         6,133,728          1,261,282        18,405,844
NET ASSETS:
   Beginning of year............        60,795,216        54,661,488         18,405,844                --
                                  ----------------  ----------------   ----------------  ----------------
   End of year..................  $     72,879,342  $     60,795,216   $     19,667,126  $     18,405,844
                                  ================  ================   ================  ================


                                         MIST INVESCO COMSTOCK            MIST INVESCO MID CAP VALUE
                                              SUB-ACCOUNT                         SUB-ACCOUNT
                                  -----------------------------------  ----------------------------------
                                        2013              2012               2013              2012
                                  ----------------  -----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $         26,285  $         261,786  $      (902,353)  $    (1,443,228)
   Net realized gains
     (losses)...................         3,243,609            709,907         2,802,789       (3,430,104)
   Change in unrealized
     gains (losses) on
     investments................        30,821,728         15,390,328        48,920,722        28,776,620
                                  ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        34,091,622         16,362,021        50,821,158        23,903,288
                                  ----------------  -----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................         1,112,181          2,126,162         1,095,938         1,644,994
   Net transfers (including
     fixed account).............         1,551,821        (2,713,020)       (6,640,721)       (5,874,126)
   Contract charges.............         (602,828)          (547,185)         (755,153)         (760,540)
   Transfers for contract
     benefits and
     terminations...............      (10,189,892)        (8,850,457)      (21,888,781)      (19,360,998)
                                  ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............       (8,128,718)        (9,984,500)      (28,188,717)      (24,350,670)
                                  ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............        25,962,904          6,377,521        22,632,441         (447,382)
NET ASSETS:
   Beginning of year............       104,439,830         98,062,309       187,671,582       188,118,964
                                  ----------------  -----------------  ----------------  ----------------
   End of year..................  $    130,402,734  $     104,439,830  $    210,304,023  $    187,671,582
                                  ================  =================  ================  ================


                                     MIST INVESCO SMALL CAP GROWTH          MIST JPMORGAN CORE BOND
                                              SUB-ACCOUNT                         SUB-ACCOUNT
                                  ----------------------------------  ----------------------------------
                                        2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $      (727,499)  $      (770,289)  $      (184,853)  $        156,899
   Net realized gains
     (losses)...................         5,731,374         4,636,784         1,463,868           502,367
   Change in unrealized
     gains (losses) on
     investments................        11,841,418         3,485,103       (1,951,764)         (110,361)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        16,845,293         7,351,598         (672,749)           548,905
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................           156,924           566,267            36,885           276,727
   Net transfers (including
     fixed account).............         1,634,040       (3,822,308)       (2,413,631)         (489,582)
   Contract charges.............         (222,057)         (218,696)         (159,882)         (180,860)
   Transfers for contract
     benefits and
     terminations...............       (5,290,947)       (4,128,973)       (1,022,054)       (1,040,885)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............       (3,722,040)       (7,603,710)       (3,558,682)       (1,434,600)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............        13,123,253         (252,112)       (4,231,431)         (885,695)
NET ASSETS:
   Beginning of year............        46,464,081        46,716,193        16,737,665        17,623,360
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $     59,587,334  $     46,464,081  $     12,506,234  $     16,737,665
                                  ================  ================  ================  ================

                                             MIST JPMORGAN
                                       GLOBAL ACTIVE ALLOCATION
                                              SUB-ACCOUNT
                                  -----------------------------------
                                         2013            2012 (b)
                                  -----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $        (89,706)  $          (317)
   Net realized gains
     (losses)...................            259,191            48,453
   Change in unrealized
     gains (losses) on
     investments................            627,553           252,299
                                  -----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........            797,038           300,435
                                  -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................            332,957         2,886,045
   Net transfers (including
     fixed account).............          2,367,278         4,261,165
   Contract charges.............           (81,370)           (6,746)
   Transfers for contract
     benefits and
     terminations...............          (269,275)          (69,710)
                                  -----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............          2,349,590         7,070,754
                                  -----------------  ----------------
     Net increase (decrease)
       in net assets............          3,146,628         7,371,189
NET ASSETS:
   Beginning of year............          7,371,189                --
                                  -----------------  ----------------
   End of year..................  $      10,517,817  $      7,371,189
                                  =================  ================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012



                                    MIST JPMORGAN SMALL CAP VALUE      MIST LOOMIS SAYLES GLOBAL MARKETS
                                             SUB-ACCOUNT                          SUB-ACCOUNT
                                  ----------------------------------  -----------------------------------
                                        2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $       (36,696)  $       (20,665)  $        108,595  $         96,072
   Net realized gains
     (losses)...................           426,468           146,628           726,882           227,782
   Change in unrealized
     gains (losses) on
     investments................         2,016,956           898,208         1,299,077         1,534,216
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........         2,406,728         1,024,171         2,134,554         1,858,070
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................           144,887           275,959           233,011           596,981
   Net transfers (including
     fixed account).............         (438,705)          (20,598)         (609,275)         1,724,999
   Contract charges.............          (57,706)          (54,923)         (114,781)         (106,750)
   Transfers for contract
     benefits and
     terminations...............         (442,324)         (432,808)       (1,423,422)       (1,118,519)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............         (793,848)         (232,370)       (1,914,467)         1,096,711
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............         1,612,880           791,801           220,087         2,954,781
NET ASSETS:
   Beginning of year............         7,917,855         7,126,054        14,977,462        12,022,681
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $      9,530,735  $      7,917,855  $     15,197,549  $     14,977,462
                                  ================  ================  ================  ================

                                                                                MIST MET/EATON
                                    MIST LORD ABBETT BOND DEBENTURE           VANCE FLOATING RATE
                                              SUB-ACCOUNT                         SUB-ACCOUNT
                                  ----------------------------------  ----------------------------------
                                        2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $     13,403,077  $     15,273,390  $         69,337  $         41,559
   Net realized gains
     (losses)...................         3,279,512         2,704,536            32,113            18,015
   Change in unrealized
     gains (losses) on
     investments................         (991,494)        10,042,241          (21,021)            91,864
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        15,691,095        28,020,167            80,429           151,438
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................         1,146,012         2,984,634             3,022           130,180
   Net transfers (including
     fixed account).............       (2,172,367)       (1,682,646)         1,944,025         1,206,557
   Contract charges.............         (851,511)         (909,336)          (25,417)          (16,819)
   Transfers for contract
     benefits and
     terminations...............      (29,989,841)      (30,309,729)         (555,741)         (229,212)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............      (31,867,707)      (29,917,077)         1,365,889         1,090,706
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............      (16,176,612)       (1,896,910)         1,446,318         1,242,144
NET ASSETS:
   Beginning of year............       252,466,645       254,363,555         3,433,894         2,191,750
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $    236,290,033  $    252,466,645  $      4,880,212  $      3,433,894
                                  ================  ================  ================  ================

                                    MIST MET/FRANKLIN LOW DURATION           MIST MET/TEMPLETON
                                             TOTAL RETURN                    INTERNATIONAL BOND
                                              SUB-ACCOUNT                        SUB-ACCOUNT
                                  ----------------------------------  ----------------------------------
                                        2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $         54,904  $        109,845  $         53,472  $        435,950
   Net realized gains
     (losses)...................            16,310            10,947            21,392          (32,325)
   Change in unrealized
     gains (losses) on
     investments................          (43,087)           319,835          (75,084)           222,776
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........            28,127           440,627             (220)           626,401
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................           910,966         1,348,069           112,645           300,199
   Net transfers (including
     fixed account).............        11,532,199         6,508,992           469,137           634,152
   Contract charges.............         (150,046)          (93,849)          (55,463)          (53,636)
   Transfers for contract
     benefits and
     terminations...............       (2,350,066)       (1,183,481)         (428,708)         (302,162)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............         9,943,053         6,579,731            97,611           578,553
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............         9,971,180         7,020,358            97,391         1,204,954
NET ASSETS:
   Beginning of year............        17,845,860        10,825,502         5,481,320         4,276,366
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $     27,817,040  $     17,845,860  $      5,578,711  $      5,481,320
                                  ================  ================  ================  ================


                                  MIST METLIFE AGGRESSIVE STRATEGY
                                             SUB-ACCOUNT
                                  ----------------------------------
                                        2013              2012
                                  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $    (1,575,211)  $    (1,581,284)
   Net realized gains
     (losses)...................         7,431,029         3,159,809
   Change in unrealized
     gains (losses) on
     investments................        43,217,486        22,746,050
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        49,073,304        24,324,575
                                  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................         1,338,844         2,796,041
   Net transfers (including
     fixed account).............         9,652,811       (5,159,970)
   Contract charges.............         (990,665)         (942,347)
   Transfers for contract
     benefits and
     terminations...............      (20,336,120)      (10,960,729)
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............      (10,335,130)      (14,267,005)
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets............        38,738,174        10,057,570
NET ASSETS:
   Beginning of year............       178,338,412       168,280,842
                                  ----------------  ----------------
   End of year..................  $    217,076,586  $    178,338,412
                                  ================  ================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012




                                       MIST METLIFE BALANCED PLUS       MIST METLIFE BALANCED STRATEGY
                                               SUB-ACCOUNT                        SUB-ACCOUNT
                                   ----------------------------------  ----------------------------------
                                         2013            2012 (a)            2013              2012
                                   ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $        248,742  $      (353,181)  $     21,507,758  $     22,790,522
   Net realized gains
     (losses)....................         2,441,789             5,272        46,525,347        16,081,422
   Change in unrealized
     gains (losses) on
     investments.................         9,701,355         4,726,943       381,202,233       260,074,614
                                   ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........        12,391,886         4,379,034       449,235,338       298,946,558
                                   ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................         1,509,097        43,096,183        18,030,937        44,706,794
   Net transfers (including
     fixed account)..............        25,689,084        33,930,300      (13,830,553)       (5,375,897)
   Contract charges..............         (879,933)          (23,838)      (20,777,727)      (20,686,267)
   Transfers for contract
     benefits and
     terminations................       (2,826,956)         (595,720)     (188,042,303)     (154,893,706)
                                   ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............        23,491,292        76,406,925     (204,619,646)     (136,249,076)
                                   ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets............        35,883,178        80,785,959       244,615,692       162,697,482
NET ASSETS:
   Beginning of year.............        80,785,959                --     2,594,213,239     2,431,515,757
                                   ----------------  ----------------  ----------------  ----------------
   End of year...................  $    116,669,137  $     80,785,959  $  2,838,828,931  $  2,594,213,239
                                   ================  ================  ================  ================



                                     MIST METLIFE DEFENSIVE STRATEGY       MIST METLIFE GROWTH STRATEGY
                                               SUB-ACCOUNT                          SUB-ACCOUNT
                                   -----------------------------------  ----------------------------------
                                         2013               2012              2013              2012
                                   ----------------  -----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $      6,881,854  $       5,829,099  $      (447,577)  $      2,513,937
   Net realized gains
     (losses)....................        20,436,338          7,820,790        27,198,325         6,505,215
   Change in unrealized
     gains (losses) on
     investments.................         3,703,658         24,333,717       347,398,687       185,569,456
                                   ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........        31,021,850         37,983,606       374,149,435       194,588,608
                                   ----------------  -----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................         1,983,236          6,663,243         8,027,936        23,813,879
   Net transfers (including
     fixed account)..............      (40,949,668)         30,989,631       170,726,968      (34,652,491)
   Contract charges..............       (3,103,056)        (3,092,724)      (12,763,028)      (11,705,358)
   Transfers for contract
     benefits and
     terminations................      (36,386,018)       (31,451,949)     (116,297,915)      (90,083,377)
                                   ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............      (78,455,506)          3,108,201        49,693,961     (112,627,347)
                                   ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets............      (47,433,656)         41,091,807       423,843,396        81,961,261
NET ASSETS:
   Beginning of year.............       446,509,240        405,417,433     1,506,611,565     1,424,650,304
                                   ----------------  -----------------  ----------------  ----------------
   End of year...................  $    399,075,584  $     446,509,240  $  1,930,454,961  $  1,506,611,565
                                   ================  =================  ================  ================

                                                                          MIST METLIFE
                                                                           MULTI-INDEX                 MIST MFS
                                    MIST METLIFE MODERATE STRATEGY        TARGETED RISK         EMERGING MARKETS EQUITY
                                              SUB-ACCOUNT                  SUB-ACCOUNT                SUB-ACCOUNT
                                   ----------------------------------  -----------------  -----------------------------------
                                         2013              2012             2013 (c)            2013               2012
                                   ----------------  ----------------  -----------------  ----------------  -----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $     10,916,874  $     12,647,551  $           (950)  $      (148,414)  $       (337,480)
   Net realized gains
     (losses)....................        18,378,697         5,340,765              6,795         (106,047)          (130,060)
   Change in unrealized
     gains (losses) on
     investments.................        89,825,176        79,305,253             15,751       (3,220,289)          9,550,566
                                   ----------------  ----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........       119,120,747        97,293,569             21,596       (3,474,750)          9,083,026
                                   ----------------  ----------------  -----------------  ----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................         6,808,312        16,957,341             16,217           451,625          2,099,985
   Net transfers (including
     fixed account)..............       (7,975,362)        16,690,381            712,961        11,484,678        (3,709,473)
   Contract charges..............       (7,436,183)       (7,371,611)            (1,098)         (320,562)          (330,822)
   Transfers for contract
     benefits and
     terminations................      (67,985,909)      (57,809,808)          (371,815)       (5,032,865)        (3,637,472)
                                   ----------------  ----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............      (76,589,142)      (31,533,697)            356,265         6,582,876        (5,577,782)
                                   ----------------  ----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets............        42,531,605        65,759,872            377,861         3,108,126          3,505,244
NET ASSETS:
   Beginning of year.............       962,702,252       896,942,380                 --        56,184,457         52,679,213
                                   ----------------  ----------------  -----------------  ----------------  -----------------
   End of year...................  $  1,005,233,857  $    962,702,252  $         377,861  $     59,292,583  $      56,184,457
                                   ================  ================  =================  ================  =================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                                            MIST MORGAN STANLEY
                                   MIST MFS RESEARCH INTERNATIONAL            MID CAP GROWTH
                                             SUB-ACCOUNT                        SUB-ACCOUNT
                                  ---------------------------------  ----------------------------------
                                        2013              2012             2013              2012
                                  ----------------  ---------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $      1,695,572  $       790,340  $      (299,295)  $      (713,376)
   Net realized gains
     (losses)...................         (739,940)      (2,687,296)         3,405,175         1,287,533
   Change in unrealized
     gains (losses) on
     investments................        21,259,599       20,272,940        19,016,467         4,432,788
                                  ----------------  ---------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        22,215,231       18,375,984        22,122,347         5,006,945
                                  ----------------  ---------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................           911,365        2,386,360           490,377         1,354,185
   Net transfers (including
     fixed account).............       (2,178,495)        1,223,991       (3,417,223)         1,103,141
   Contract charges.............         (499,783)        (500,554)         (277,366)         (270,124)
   Transfers for contract
     benefits and
     terminations...............      (12,763,098)     (11,935,573)       (6,130,487)       (5,425,025)
                                  ----------------  ---------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............      (14,530,011)      (8,825,776)       (9,334,699)       (3,237,823)
                                  ----------------  ---------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............         7,685,220        9,550,208        12,787,648         1,769,122
NET ASSETS:
   Beginning of year............       133,415,326      123,865,118        63,342,932        61,573,810
                                  ----------------  ---------------  ----------------  ----------------
   End of year..................  $    141,100,546  $   133,415,326  $     76,130,580  $     63,342,932
                                  ================  ===============  ================  ================

                                                                           MIST PIMCO INFLATION
                                   MIST OPPENHEIMER GLOBAL EQUITY             PROTECTED BOND
                                             SUB-ACCOUNT                        SUB-ACCOUNT
                                  ---------------------------------  ---------------------------------
                                       2013              2012              2013              2012
                                  ---------------  ----------------  ----------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $        62,676  $         88,010  $        944,980  $     1,965,246
   Net realized gains
     (losses)...................          840,499            89,189         5,797,375        7,752,703
   Change in unrealized
     gains (losses) on
     investments................        8,213,059         3,738,283      (19,255,424)        (941,777)
                                  ---------------  ----------------  ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        9,116,234         3,915,482      (12,513,069)        8,776,172
                                  ---------------  ----------------  ----------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................          408,596           194,366           805,138        2,134,134
   Net transfers (including
     fixed account).............       23,708,528         (863,112)         2,426,339        6,386,261
   Contract charges.............        (202,603)         (117,408)         (850,797)        (904,257)
   Transfers for contract
     benefits and
     terminations...............      (3,820,874)       (1,778,927)       (8,424,200)      (8,546,083)
                                  ---------------  ----------------  ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............       20,093,647       (2,565,081)       (6,043,520)        (929,945)
                                  ---------------  ----------------  ----------------  ---------------
     Net increase (decrease)
       in net assets............       29,209,881         1,350,401      (18,556,589)        7,846,227
NET ASSETS:
   Beginning of year............       21,942,397        20,591,996       121,500,435      113,654,208
                                  ---------------  ----------------  ----------------  ---------------
   End of year..................  $    51,152,278  $     21,942,397  $    102,943,846  $   121,500,435
                                  ===============  ================  ================  ===============


                                       MIST PIMCO TOTAL RETURN                MIST PIONEER FUND
                                             SUB-ACCOUNT                         SUB-ACCOUNT
                                  ---------------------------------  ----------------------------------
                                        2013             2012              2013              2012
                                  ---------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $    16,582,134  $     11,134,503  $      1,934,211  $        285,570
   Net realized gains
     (losses)...................       12,506,099         3,797,626         6,108,159         3,313,049
   Change in unrealized
     gains (losses) on
     investments................     (46,315,981)        28,935,806        17,649,916         4,351,864
                                  ---------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........     (17,227,748)        43,867,935        25,692,286         7,950,483
                                  ---------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................        4,231,688        10,488,717           679,652         1,692,777
   Net transfers (including
     fixed account).............        (712,856)        10,723,781       (3,335,591)         (384,593)
   Contract charges.............      (3,393,099)       (3,656,551)         (279,399)         (277,636)
   Transfers for contract
     benefits and
     terminations...............     (46,671,789)      (46,975,148)      (10,312,377)       (9,924,163)
                                  ---------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............     (46,546,056)      (29,419,201)      (13,247,715)       (8,893,615)
                                  ---------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............     (63,773,804)        14,448,734        12,444,571         (943,132)
NET ASSETS:
   Beginning of year............      572,578,074       558,129,340        87,399,431        88,342,563
                                  ---------------  ----------------  ----------------  ----------------
   End of year..................  $   508,804,270  $    572,578,074  $     99,844,002  $     87,399,431
                                  ===============  ================  ================  ================


                                    MIST PIONEER STRATEGIC INCOME
                                             SUB-ACCOUNT
                                  ----------------------------------
                                        2013              2012
                                  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $        525,122  $        477,410
   Net realized gains
     (losses)...................           194,995           214,255
   Change in unrealized
     gains (losses) on
     investments................         (641,291)           602,375
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........            78,826         1,294,040
                                  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................           234,042           350,163
   Net transfers (including
     fixed account).............         2,918,462         1,241,236
   Contract charges.............          (86,896)          (77,930)
   Transfers for contract
     benefits and
     terminations...............       (1,139,453)         (919,166)
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............         1,926,155           594,303
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets............         2,004,981         1,888,343
NET ASSETS:
   Beginning of year............        14,636,515        12,748,172
                                  ----------------  ----------------
   End of year..................  $     16,641,496  $     14,636,515
                                  ================  ================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                                            MIST PYRAMIS
                                      MIST PYRAMIS GOVERNMENT INCOME        MANAGED RISK     MIST SCHRODERS GLOBAL MULTI-ASSET
                                                SUB-ACCOUNT                  SUB-ACCOUNT                SUB-ACCOUNT
                                   ------------------------------------  -----------------  -----------------------------------
                                          2013            2012 (a)            2013 (d)            2013             2012 (b)
                                    ----------------  -----------------  -----------------  ----------------  -----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................   $         31,101  $        (29,598)  $          11,916  $      (100,602)  $          18,656
   Net realized gains
     (losses)....................           (36,559)             12,429             68,549            95,857             88,493
   Change in unrealized
     gains (losses) on
     investments.................          (326,499)             62,083             82,837           649,309             89,118
                                    ----------------  -----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........          (331,957)             44,914            163,302           644,564            196,267
                                    ----------------  -----------------  -----------------  ----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................             69,300          2,575,545                 --           234,324          1,120,729
   Net transfers (including
     fixed account)..............          (588,151)          3,510,587          3,448,561         3,869,180          4,111,316
   Contract charges..............           (51,887)            (9,698)           (11,166)          (64,902)            (7,678)
   Transfers for contract
     benefits and
     terminations................          (523,331)          (124,351)           (42,662)         (375,716)           (23,415)
                                    ----------------  -----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............        (1,094,069)          5,952,083          3,394,733         3,662,886          5,200,952
                                    ----------------  -----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets............        (1,426,026)          5,996,997          3,558,035         4,307,450          5,397,219
NET ASSETS:
   Beginning of year.............          5,996,997                 --                 --         5,397,219                 --
                                    ----------------  -----------------  -----------------  ----------------  -----------------
   End of year...................   $      4,570,971  $       5,996,997  $       3,558,035  $      9,704,669  $       5,397,219
                                    ================  =================  =================  ================  =================


                                     MIST SSGA GROWTH AND INCOME ETF           MIST SSGA GROWTH ETF
                                               SUB-ACCOUNT                          SUB-ACCOUNT
                                   -----------------------------------  -----------------------------------
                                         2013               2012              2013               2012
                                   ----------------  -----------------  -----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $      2,162,631  $       1,828,114  $         320,208  $        244,713
   Net realized gains
     (losses)....................         6,192,450          4,527,194          3,293,604         2,361,003
   Change in unrealized
     gains (losses) on
     investments.................         9,798,640         10,765,948          4,682,523         3,567,085
                                   ----------------  -----------------  -----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........        18,153,721         17,121,256          8,296,335         6,172,801
                                   ----------------  -----------------  -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................         1,238,245          2,625,247            461,726           802,811
   Net transfers (including
     fixed account)..............       (3,285,782)          2,684,874          2,759,800       (1,113,469)
   Contract charges..............       (1,386,415)        (1,397,696)          (394,751)         (371,048)
   Transfers for contract
     benefits and
     terminations................       (8,684,391)        (8,380,933)        (3,064,348)       (2,552,535)
                                   ----------------  -----------------  -----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............      (12,118,343)        (4,468,508)          (237,573)       (3,234,241)
                                   ----------------  -----------------  -----------------  ----------------
     Net increase (decrease)
        in net assets............         6,035,378         12,652,748          8,058,762         2,938,560
NET ASSETS:
   Beginning of year.............       162,452,437        149,799,689         50,750,185        47,811,625
                                   ----------------  -----------------  -----------------  ----------------
   End of year...................  $    168,487,815  $     162,452,437  $      58,808,947  $     50,750,185
                                   ================  =================  =================  ================


                                    MIST T. ROWE PRICE LARGE CAP VALUE    MIST T. ROWE PRICE MID CAP GROWTH
                                                SUB-ACCOUNT                          SUB-ACCOUNT
                                   ------------------------------------  -----------------------------------
                                          2013              2012               2013               2012
                                   -----------------  -----------------  ----------------  -----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $       1,888,397  $       1,290,750  $    (1,078,899)  $     (1,144,767)
   Net realized gains
     (losses)....................         18,386,497        (3,386,810)         7,052,512         11,180,188
   Change in unrealized
     gains (losses) on
     investments.................        155,015,468         94,239,552        17,372,198        (2,159,865)
                                   -----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........        175,290,362         92,143,492        23,345,811          7,875,556
                                   -----------------  -----------------  ----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................          3,223,343          3,912,558           192,465            750,730
   Net transfers (including
     fixed account)..............       (24,078,380)       (23,208,734)           931,039        (1,974,200)
   Contract charges..............        (1,762,392)        (1,777,893)         (379,268)          (366,894)
   Transfers for contract
     benefits and
     terminations................       (77,733,473)       (74,998,823)       (8,019,554)        (5,551,785)
                                   -----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............      (100,350,902)       (96,072,892)       (7,275,318)        (7,142,149)
                                   -----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets............         74,939,460        (3,929,400)        16,070,493            733,407
NET ASSETS:
   Beginning of year.............        586,755,456        590,684,856        70,400,134         69,666,727
                                   -----------------  -----------------  ----------------  -----------------
   End of year...................  $     661,694,916  $     586,755,456  $     86,470,627  $      70,400,134
                                   =================  =================  ================  =================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                                                MSF BAILLIE GIFFORD
                                    MIST THIRD AVENUE SMALL CAP VALUE           INTERNATIONAL STOCK
                                               SUB-ACCOUNT                          SUB-ACCOUNT
                                   -----------------------------------  -----------------------------------
                                          2013              2012              2013              2012
                                   -----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $       (381,967)  $      (855,471)  $      (147,695)  $       (18,188)
   Net realized gains
     (losses)....................          2,139,900           496,588          (45,289)         (193,429)
   Change in unrealized
     gains (losses) on
     investments.................         12,668,658         7,874,722         2,223,929         1,070,581
                                   -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........         14,426,591         7,515,839         2,030,945           858,964
                                   -----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................             94,990           493,887            47,827           121,176
   Net transfers (including
     fixed account)..............          1,026,215       (4,184,045)        13,267,324           126,458
   Contract charges..............          (262,156)         (264,770)         (122,929)          (26,761)
   Transfers for contract
     benefits and
     terminations................        (5,678,193)       (4,044,449)       (1,195,571)         (506,578)
                                   -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............        (4,819,144)       (7,999,377)        11,996,651         (285,705)
                                   -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets............          9,607,447         (483,538)        14,027,596           573,259
NET ASSETS:
   Beginning of year.............         49,647,860        50,131,398         5,455,286         4,882,027
                                   -----------------  ----------------  ----------------  ----------------
   End of year...................  $      59,255,307  $     49,647,860  $     19,482,882  $      5,455,286
                                   =================  ================  ================  ================

                                         MSF BARCLAYS AGGREGATE
                                               BOND INDEX                    MSF BLACKROCK BOND INCOME
                                               SUB-ACCOUNT                          SUB-ACCOUNT
                                   -----------------------------------  ----------------------------------
                                          2013              2012              2013              2012
                                   -----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $          43,669  $         53,266  $      2,618,659  $      1,419,698
   Net realized gains
     (losses)....................           (39,211)            27,821         2,435,742         1,106,954
   Change in unrealized
     gains (losses) on
     investments.................          (131,964)          (27,939)       (6,914,788)         3,092,410
                                   -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........          (127,506)            53,148       (1,860,387)         5,619,062
                                   -----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................             45,965            35,055         1,176,445         1,734,613
   Net transfers (including
     fixed account)..............            501,057           557,325         8,342,784         3,906,717
   Contract charges..............           (21,222)          (21,560)         (612,520)         (621,210)
   Transfers for contract
     benefits and
     terminations................          (177,129)         (267,380)       (6,860,769)       (6,412,697)
                                   -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............            348,671           303,440         2,045,940       (1,392,577)
                                   -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets............            221,165           356,588           185,553         4,226,485
NET ASSETS:
   Beginning of year.............          3,109,297         2,752,709        93,742,723        89,516,238
                                   -----------------  ----------------  ----------------  ----------------
   End of year...................  $       3,330,462  $      3,109,297  $     93,928,276  $     93,742,723
                                   =================  ================  ================  ================


                                   MSF BLACKROCK CAPITAL APPRECIATION      MSF BLACKROCK MONEY MARKET
                                               SUB-ACCOUNT                         SUB-ACCOUNT
                                   ----------------------------------  ----------------------------------
                                         2013              2012              2013              2012
                                   ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $       (42,934)  $       (97,388)  $    (1,606,253)  $    (1,856,207)
   Net realized gains
     (losses)....................           622,643           545,833                --                --
   Change in unrealized
     gains (losses) on
     investments.................         2,451,903           799,215                --                --
                                   ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........         3,031,612         1,247,660       (1,606,253)       (1,856,207)
                                   ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................            75,601            73,029         1,158,969         3,654,589
   Net transfers (including
     fixed account)..............         (190,804)         (176,586)        19,196,658        17,450,205
   Contract charges..............          (37,783)          (39,940)         (774,547)         (806,111)
   Transfers for contract
     benefits and
     terminations................         (999,064)       (1,170,276)      (38,424,992)      (30,799,885)
                                   ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............       (1,152,050)       (1,313,773)      (18,843,912)      (10,501,202)
                                   ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets............         1,879,562          (66,113)      (20,450,165)      (12,357,409)
NET ASSETS:
   Beginning of year.............         9,869,170         9,935,283       118,277,869       130,635,278
                                   ----------------  ----------------  ----------------  ----------------
   End of year...................  $     11,748,732  $      9,869,170  $     97,827,704  $    118,277,869
                                   ================  ================  ================  ================


                                         MSF DAVIS VENTURE VALUE
                                               SUB-ACCOUNT
                                   ----------------------------------
                                         2013              2012
                                   ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $      (300,175)  $    (1,458,231)
   Net realized gains
     (losses)....................        12,961,320         4,298,493
   Change in unrealized
     gains (losses) on
     investments.................        46,955,909        19,049,553
                                   ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........        59,617,054        21,889,815
                                   ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................         1,236,542         2,818,762
   Net transfers (including
     fixed account)..............       (5,999,050)      (10,235,576)
   Contract charges..............       (1,070,903)       (1,071,536)
   Transfers for contract
     benefits and
     terminations................      (21,697,716)      (17,016,990)
                                   ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............      (27,531,127)      (25,505,340)
                                   ----------------  ----------------
     Net increase (decrease)
        in net assets............        32,085,927       (3,615,525)
NET ASSETS:
   Beginning of year.............       199,635,905       203,251,430
                                   ----------------  ----------------
   End of year...................  $    231,721,832  $    199,635,905
                                   ================  ================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                    MSF FRONTIER                                                 MSF LOOMIS SAYLES
                                   MID CAP GROWTH           MSF JENNISON GROWTH                  SMALL CAP GROWTH
                                     SUB-ACCOUNT                SUB-ACCOUNT                         SUB-ACCOUNT
                                  ----------------  ----------------------------------  ----------------------------------
                                      2013 (d)            2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $      (113,889)  $    (1,740,862)  $    (1,589,655)  $      (197,866)  $      (179,159)
   Net realized gains
     (losses)...................           111,302         4,241,445         9,568,751         1,235,848           413,344
   Change in unrealized
     gains (losses) on
     investments................         1,787,082        38,020,336       (4,717,658)         5,362,656         1,192,614
                                  ----------------  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........         1,784,495        40,520,919         3,261,438         6,400,638         1,426,799
                                  ----------------  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................            19,407           614,388         1,069,139            93,646           191,788
   Net transfers (including
     fixed account).............         9,264,140       (1,834,515)        80,129,126         (475,171)         (641,462)
   Contract charges.............          (40,609)         (552,882)         (456,567)          (79,032)          (73,644)
   Transfers for contract
     benefits and
     terminations...............         (666,778)      (14,176,634)       (9,943,731)       (2,054,275)       (1,355,240)
                                  ----------------  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............         8,576,160      (15,949,643)        70,797,967       (2,514,832)       (1,878,558)
                                  ----------------  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............        10,360,655        24,571,276        74,059,405         3,885,806         (451,759)
NET ASSETS:
   Beginning of year............                --       123,848,829        49,789,424        14,713,432        15,165,191
                                  ----------------  ----------------  ----------------  ----------------  ----------------
   End of year..................  $     10,360,655  $    148,420,105  $    123,848,829  $     18,599,238  $     14,713,432
                                  ================  ================  ================  ================  ================

                                                                      MSF MET/DIMENSIONAL INTERNATIONAL
                                     MSF MET/ARTISAN MID CAP VALUE              SMALL COMPANY
                                              SUB-ACCOUNT                        SUB-ACCOUNT
                                  ----------------------------------  ----------------------------------
                                        2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $      (407,360)  $      (359,349)  $          2,779  $         23,292
   Net realized gains
     (losses)...................           486,945         (979,440)            92,170           118,880
   Change in unrealized
     gains (losses) on
     investments................        12,204,394         4,893,443           621,901           204,239
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        12,283,979         3,554,654           716,850           346,411
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................            70,991           487,859            10,738            20,134
   Net transfers (including
     fixed account).............         1,631,499       (2,114,646)           982,252          (59,059)
   Contract charges.............         (187,703)         (179,273)          (18,004)          (18,876)
   Transfers for contract
     benefits and
     terminations...............       (4,237,454)       (3,137,408)         (143,113)         (434,538)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............       (2,722,667)       (4,943,468)           831,873         (492,339)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............         9,561,312       (1,388,814)         1,548,723         (145,928)
NET ASSETS:
   Beginning of year............        37,104,282        38,493,096         2,209,316         2,355,244
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $     46,665,594  $     37,104,282  $      3,758,039  $      2,209,316
                                  ================  ================  ================  ================


                                   MSF METLIFE MID CAP STOCK INDEX          MSF METLIFE STOCK INDEX
                                             SUB-ACCOUNT                          SUB-ACCOUNT
                                  ----------------------------------  ----------------------------------
                                        2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $       (30,164)  $       (26,487)  $        (4,877)  $       (32,241)
   Net realized gains
     (losses)...................           270,306           130,374         1,802,388           761,246
   Change in unrealized
     gains (losses) on
     investments................           678,992           225,319         8,303,585         3,615,821
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........           919,134           329,206        10,101,096         4,344,826
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................            47,692            19,530           241,420           186,757
   Net transfers (including
     fixed account).............           640,383           582,053           608,964           373,457
   Contract charges.............          (20,278)          (12,943)         (180,525)         (168,569)
   Transfers for contract
     benefits and
     terminations...............         (163,944)          (54,726)       (3,088,336)       (2,666,568)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............           503,853           533,914       (2,418,477)       (2,274,923)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............         1,422,987           863,120         7,682,619         2,069,903
NET ASSETS:
   Beginning of year............         2,885,826         2,022,706        35,257,651        33,187,748
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $      4,308,813  $      2,885,826  $     42,940,270  $     35,257,651
                                  ================  ================  ================  ================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                         MSF MFS TOTAL RETURN                   MSF MFS VALUE
                                              SUB-ACCOUNT                        SUB-ACCOUNT
                                  ----------------------------------  ----------------------------------
                                        2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $      1,527,946  $      1,714,984  $      (422,135)  $        372,143
   Net realized gains
     (losses)...................         1,634,403           174,777         4,891,701         1,159,373
   Change in unrealized
     gains (losses) on
     investments................        13,776,442         7,903,462        34,235,330         5,122,210
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        16,938,791         9,793,223        38,704,896         6,653,726
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................           746,671         1,391,460         1,815,827         3,487,235
   Net transfers (including
     fixed account).............       (1,737,239)         1,915,955       116,840,915         3,319,686
   Contract charges.............         (474,363)         (472,070)         (964,614)         (321,302)
   Transfers for contract
     benefits and
     terminations...............      (10,526,527)       (9,112,431)       (8,143,659)       (3,118,199)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............      (11,991,458)       (6,277,086)       109,548,469         3,367,420
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............         4,947,333         3,516,137       148,253,365        10,021,146
NET ASSETS:
   Beginning of year............       101,343,003        97,826,866        51,556,774        41,535,628
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $    106,290,336  $    101,343,003  $    199,810,139  $     51,556,774
                                  ================  ================  ================  ================

                                         MSF MSCI EAFE INDEX            MSF NEUBERGER BERMAN GENESIS
                                             SUB-ACCOUNT                         SUB-ACCOUNT
                                  ---------------------------------  ----------------------------------
                                        2013             2012              2013              2012
                                  ---------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $        14,226  $          7,648  $      (457,979)  $       (22,006)
   Net realized gains
     (losses)...................           66,296          (19,773)           676,206          (23,788)
   Change in unrealized
     gains (losses) on
     investments................          212,770           167,802        10,963,148           171,151
                                  ---------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........          293,292           155,677        11,181,375           125,357
                                  ---------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................           49,653             9,500           138,015             2,160
   Net transfers (including
     fixed account).............          337,165           577,472        41,438,782          (75,382)
   Contract charges.............         (10,630)           (6,544)         (127,565)           (7,129)
   Transfers for contract
     benefits and
     terminations...............        (122,567)          (40,247)       (2,809,390)         (106,888)
                                  ---------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............          253,621           540,181        38,639,842         (187,239)
                                  ---------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............          546,913           695,858        49,821,217          (61,882)
NET ASSETS:
   Beginning of year............        1,428,217           732,359         1,568,334         1,630,216
                                  ---------------  ----------------  ----------------  ----------------
   End of year..................  $     1,975,130  $      1,428,217  $     51,389,551  $      1,568,334
                                  ===============  ================  ================  ================

                                        MSF RUSSELL 2000 INDEX        MSF T. ROWE PRICE LARGE CAP GROWTH
                                              SUB-ACCOUNT                         SUB-ACCOUNT
                                  ----------------------------------  -----------------------------------
                                        2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $       (22,934)  $       (15,300)  $      (862,504)  $      (664,094)
   Net realized gains
     (losses)...................           168,240            36,714         4,832,780         1,606,828
   Change in unrealized
     gains (losses) on
     investments................           857,104           185,178        15,737,023         6,295,800
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........         1,002,410           206,592        19,707,299         7,238,534
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................           107,993            32,681           168,580           407,882
   Net transfers (including
     fixed account).............         1,947,760           570,158        11,742,592       (2,086,618)
   Contract charges.............          (18,330)          (11,898)         (207,086)         (173,697)
   Transfers for contract
     benefits and
     terminations...............         (184,549)          (93,196)       (6,938,278)       (4,114,874)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............         1,852,874           497,745         4,765,808       (5,967,307)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............         2,855,284           704,337        24,473,107         1,271,227
NET ASSETS:
   Beginning of year............         2,196,528         1,492,191        44,701,193        43,429,966
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $      5,051,812  $      2,196,528  $     69,174,300  $     44,701,193
                                  ================  ================  ================  ================

                                  MSF T. ROWE PRICE SMALL CAP GROWTH
                                              SUB-ACCOUNT
                                  -----------------------------------
                                        2013              2012
                                  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $      (139,724)  $      (150,221)
   Net realized gains
     (losses)...................         1,401,784         1,505,375
   Change in unrealized
     gains (losses) on
     investments................         2,766,639            55,646
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........         4,028,699         1,410,800
                                  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................            23,238            48,769
   Net transfers (including
     fixed account).............           184,230         (660,311)
   Contract charges.............          (29,571)          (29,256)
   Transfers for contract
     benefits and
     terminations...............       (1,631,450)         (716,932)
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............       (1,453,553)       (1,357,730)
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets............         2,575,146            53,070
NET ASSETS:
   Beginning of year............        10,185,329        10,132,259
                                  ----------------  ----------------
   End of year..................  $     12,760,475  $     10,185,329
                                  ================  ================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                      MSF VAN ECK GLOBAL NATURAL         MSF WESTERN ASSET MANAGEMENT
                                               RESOURCES                 STRATEGIC BOND OPPORTUNITIES
                                              SUB-ACCOUNT                         SUB-ACCOUNT
                                  ----------------------------------  ----------------------------------
                                         2013              2012             2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $       (18,869)  $       (52,281)  $        247,044  $        250,958
   Net realized gains
     (losses)...................         (155,834)           203,180           335,486           396,091
   Change in unrealized
     gains (losses) on
     investments................           651,165          (45,763)         (619,172)           534,419
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........           476,462           105,136          (36,642)         1,181,468
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................            28,007            95,463             8,440           101,701
   Net transfers (including
     fixed account).............         (431,277)           554,057       (2,890,763)       (2,691,419)
   Contract charges.............          (46,646)          (52,455)          (26,196)          (52,834)
   Transfers for contract
     benefits and
     terminations...............         (324,390)         (202,639)         (530,404)         (834,837)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............         (774,306)           394,426       (3,438,923)       (3,477,389)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............         (297,844)           499,562       (3,475,565)       (2,295,921)
NET ASSETS:
   Beginning of year............         4,971,114         4,471,552        10,149,053        12,444,974
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $      4,673,270  $      4,971,114  $      6,673,488  $     10,149,053
                                  ================  ================  ================  ================

                                    MSF WESTERN ASSET MANAGEMENT
                                           U.S. GOVERNMENT                   PIMCO VIT HIGH YIELD
                                             SUB-ACCOUNT                          SUB-ACCOUNT
                                  ----------------------------------  ----------------------------------
                                        2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $         44,133  $         30,985  $        311,983  $        345,610
   Net realized gains
     (losses)...................            18,328            68,550           128,731            65,971
   Change in unrealized
     gains (losses) on
     investments................         (329,701)            68,001         (124,190)           536,049
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........         (267,240)           167,536           316,524           947,630
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................            31,260            79,379             8,911            40,247
   Net transfers (including
     fixed account).............       (3,442,106)           996,027         (483,985)           510,889
   Contract charges.............          (89,101)         (102,832)          (32,552)          (35,486)
   Transfers for contract
     benefits and
     terminations...............         (635,578)       (2,453,513)         (867,025)         (705,981)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............       (4,135,525)       (1,480,939)       (1,374,651)         (190,331)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............       (4,402,765)       (1,313,403)       (1,058,127)           757,299
NET ASSETS:
   Beginning of year............        12,033,680        13,347,083         8,310,003         7,552,704
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $      7,630,915  $     12,033,680  $      7,251,876  $      8,310,003
                                  ================  ================  ================  ================


                                        PIMCO VIT LOW DURATION              PUTNAM VT EQUITY INCOME
                                              SUB-ACCOUNT                         SUB-ACCOUNT
                                  ----------------------------------  ----------------------------------
                                        2013              2012              2013              2012
                                  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $        (5,478)  $         45,846  $        260,267  $        327,294
   Net realized gains
     (losses)...................            94,642            57,982         1,187,492           353,694
   Change in unrealized
     gains (losses) on
     investments................         (272,620)           392,441         5,626,689         3,496,447
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........         (183,456)           496,269         7,074,448         4,177,435
                                  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................             1,500            54,968               334             7,600
   Net transfers (including
     fixed account).............         (753,067)           440,490         (782,300)       (1,370,356)
   Contract charges.............          (47,439)          (53,763)          (68,212)          (68,687)
   Transfers for contract
     benefits and
     terminations...............       (1,410,959)       (1,079,502)       (3,667,255)       (3,154,969)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............       (2,209,965)         (637,807)       (4,517,433)       (4,586,412)
                                  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets............       (2,393,421)         (141,538)         2,557,015         (408,977)
NET ASSETS:
   Beginning of year............        11,694,147        11,835,685        24,604,839        25,013,816
                                  ----------------  ----------------  ----------------  ----------------
   End of year..................  $      9,300,726  $     11,694,147  $     27,161,854  $     24,604,839
                                  ================  ================  ================  ================


                                     PUTNAM VT MULTI-CAP GROWTH
                                             SUB-ACCOUNT
                                  ----------------------------------
                                        2013              2012
                                  ----------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).....................  $       (15,752)  $       (22,794)
   Net realized gains
     (losses)...................           127,321            87,536
   Change in unrealized
     gains (losses) on
     investments................           570,168           263,134
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........           681,737           327,876
                                  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.....................            31,300            32,659
   Net transfers (including
     fixed account).............         (156,321)         (175,823)
   Contract charges.............           (1,302)           (3,046)
   Transfers for contract
     benefits and
     terminations...............         (291,750)         (181,106)
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.............         (418,073)         (327,316)
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets............           263,664               560
NET ASSETS:
   Beginning of year............         2,195,814         2,195,254
                                  ----------------  ----------------
   End of year..................  $      2,459,478  $      2,195,814
                                  ================  ================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

               METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                         RUSSELL AGGRESSIVE EQUITY                  RUSSELL CORE BOND
                                                SUB-ACCOUNT                            SUB-ACCOUNT
                                   -------------------------------------  ------------------------------------
                                          2013               2012                2013               2012
                                   ------------------  -----------------  -----------------  -----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $         (15,441)  $         (6,381)  $             936  $          88,576
   Net realized gains
     (losses)....................             184,427           (13,412)            105,775            355,595
   Change in unrealized
     gains (losses) on
     investments.................             339,515            271,218          (316,686)            208,898
                                   ------------------  -----------------  -----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations..........             508,501            251,425          (209,975)            653,069
                                   ------------------  -----------------  -----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................               7,877              6,905              3,080              1,330
   Net transfers (including
     fixed account)..............           (101,699)          (299,718)            246,498          (342,751)
   Contract charges..............               (508)              (619)            (1,736)            (2,162)
   Transfers for contract
     benefits and
     terminations................           (365,236)          (251,184)        (1,923,479)        (1,636,361)
                                   ------------------  -----------------  -----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............           (459,566)          (544,616)        (1,675,637)        (1,979,944)
                                   ------------------  -----------------  -----------------  -----------------
     Net increase (decrease)
        in net assets............              48,935          (293,191)        (1,885,612)        (1,326,875)
NET ASSETS:
   Beginning of year.............           1,569,025          1,862,216          8,745,140         10,072,015
                                   ------------------  -----------------  -----------------  -----------------
   End of year...................  $        1,617,960  $       1,569,025  $       6,859,528  $       8,745,140
                                   ==================  =================  =================  =================

                                   RUSSELL GLOBAL REAL ESTATE SECURITIES        RUSSELL MULTI-STYLE EQUITY
                                                SUB-ACCOUNT                             SUB-ACCOUNT
                                   --------------------------------------  -------------------------------------
                                          2013               2012                 2013               2012
                                   ------------------  -----------------   -----------------  ------------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $           28,064  $          40,176   $        (13,110)  $         (23,995)
   Net realized gains
     (losses)....................              56,694            (5,774)             858,026             130,720
   Change in unrealized
     gains (losses) on
     investments.................            (53,084)            223,919           1,407,178           1,088,782
                                   ------------------  -----------------   -----------------  ------------------
     Net increase (decrease)
        in net assets resulting
        from operations..........              31,674            258,321           2,252,094           1,195,507
                                   ------------------  -----------------   -----------------  ------------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................                 116              1,330              46,751             143,609
   Net transfers (including
     fixed account)..............              15,404           (10,186)           (164,837)           (158,774)
   Contract charges..............               (208)              (257)             (2,523)             (3,190)
   Transfers for contract
     benefits and
     terminations................           (250,890)          (104,885)         (2,002,389)         (1,640,873)
                                   ------------------  -----------------   -----------------  ------------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............           (235,578)          (113,998)         (2,122,998)         (1,659,228)
                                   ------------------  -----------------   -----------------  ------------------
     Net increase (decrease)
        in net assets............           (203,904)            144,323             129,096           (463,721)
NET ASSETS:
   Beginning of year.............           1,187,295          1,042,972           8,363,015           8,826,736
                                   ------------------  -----------------   -----------------  ------------------
   End of year...................  $          983,391  $       1,187,295   $       8,492,111  $        8,363,015
                                   ==================  =================   =================  ==================

                                             RUSSELL NON-U.S.
                                                SUB-ACCOUNT
                                   -------------------------------------
                                          2013               2012
                                   -----------------  ------------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)......................  $          23,160  $           13,561
   Net realized gains
     (losses)....................           (14,344)           (127,844)
   Change in unrealized
     gains (losses) on
     investments.................            634,307             747,428
                                   -----------------  ------------------
     Net increase (decrease)
        in net assets resulting
        from operations..........            643,123             633,145
                                   -----------------  ------------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners......................              1,818               2,705
   Net transfers (including
     fixed account)..............           (49,970)              62,875
   Contract charges..............            (1,049)             (1,239)
   Transfers for contract
     benefits and
     terminations................          (854,780)           (601,671)
                                   -----------------  ------------------
     Net increase (decrease)
        in net assets resulting
        from contract
        transactions.............          (903,981)           (537,330)
                                   -----------------  ------------------
     Net increase (decrease)
        in net assets............          (260,858)              95,815
NET ASSETS:
   Beginning of year.............          3,770,152           3,674,337
                                   -----------------  ------------------
   End of year...................  $       3,509,294  $        3,770,152
                                   =================  ==================

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

         METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
             OF METLIFE INVESTORS INSURANCE COMPANY
                NOTES TO THE FINANCIAL STATEMENTS



1.  ORGANIZATION


MetLife Investors Variable Annuity Account One (the "Separate Account"), a separate account of MetLife Investors Insurance Company (the "Company"), was established by the Company's Board of Directors on February 24, 1987 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts").The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Missouri Department of Insurance.

In the second quarter of 2013, MetLife, Inc. announced its plans to merge into MetLife Insurance Company of Connecticut ("MICC"), as the surviving entity, two United States ("U.S.")-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company, which is expected to be renamed and domiciled in Delaware (the "Mergers"). The companies to be merged into MICC consist of the Company and MetLife Investors USA Insurance Company, each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter Reassurance Company, Ltd. ("Exeter"), a reinsurance company that mainly reinsures guarantees associated with variable annuity products. Exeter, formerly a Cayman Islands company, was re-domesticated to Delaware in October 2013. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

The Separate Account is divided into Sub-Accounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Sub-Account invests in shares of the corresponding fund or portfolio (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

AIM Variable Insurance Funds (Invesco Variable             Met Investors Series Trust ("MIST")*
   Insurance Funds) ("Invesco V.I.")                       Metropolitan Series Fund ("MSF")*
American Funds Insurance Series ("American Funds")         PIMCO Variable Insurance Trust ("PIMCO VIT")
DWS Variable Series II ("DWS II")                          Putnam Variable Trust ("Putnam VT")
Fidelity Variable Insurance Products ("Fidelity VIP")      Russell Investment Funds ("Russell")
Franklin Templeton Variable Insurance Products Trust
   ("FTVIPT")

* See Note 5 for a discussion of additional information on related party transactions.

The assets of each of the Sub-Accounts of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.


2.  LIST OF SUB-ACCOUNTS


Purchase payments, less any applicable charges, applied to the Separate Account are invested in one or more Sub-Accounts in accordance with the selection made by the contract owner. The following Sub-Accounts had net assets as of December 31, 2013:

American Funds Global Growth Sub-Account                 Invesco V.I. International Growth Sub-Account (a)
American Funds Global Small Capitalization               MIST AllianceBernstein Global Dynamic Allocation
   Sub-Account                                              Sub-Account
American Funds Growth Sub-Account                        MIST American Funds Balanced Allocation Sub-Account
DWS II Government & Agency Securities Sub-Account        MIST American Funds Growth Allocation Sub-Account
Fidelity VIP Equity-Income Sub-Account (a)               MIST American Funds Growth Sub-Account
Fidelity VIP Growth Opportunities Sub-Account            MIST American Funds Moderate Allocation
FTVIPT Templeton Foreign Securities Sub-Account (a)         Sub-Account

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



2.  LIST OF SUB-ACCOUNTS -- (CONCLUDED)



MIST AQR Global Risk Balanced Sub-Account                  MIST Schroders Global Multi-Asset Sub-Account
MIST BlackRock Global Tactical Strategies                  MIST SSgA Growth and Income ETF Sub-Account
   Sub-Account                                             MIST SSgA Growth ETF Sub-Account
MIST BlackRock High Yield Sub-Account                      MIST T. Rowe Price Large Cap Value Sub-Account (a)
MIST BlackRock Large Cap Core Sub-Account                  MIST T. Rowe Price Mid Cap Growth Sub-Account (a)
MIST Clarion Global Real Estate Sub-Account (a)            MIST Third Avenue Small Cap Value Sub-Account (a)
MIST ClearBridge Aggressive Growth II                      MSF Baillie Gifford International Stock Sub-Account (a)
   Sub-Account (a)                                         MSF Barclays Aggregate Bond Index Sub-Account
MIST ClearBridge Aggressive Growth Sub-Account (a)         MSF BlackRock Bond Income Sub-Account (a)
MIST Goldman Sachs Mid Cap Value Sub-Account               MSF BlackRock Capital Appreciation Sub-Account
MIST Harris Oakmark International Sub-Account              MSF BlackRock Money Market Sub-Account (a)
MIST Invesco Balanced-Risk Allocation Sub-Account          MSF Davis Venture Value Sub-Account (a)
MIST Invesco Comstock Sub-Account                          MSF Frontier Mid Cap Growth Sub-Account (b)
MIST Invesco Mid Cap Value Sub-Account (a)                 MSF Jennison Growth Sub-Account (a)
MIST Invesco Small Cap Growth Sub-Account (a)              MSF Loomis Sayles Small Cap Growth Sub-Account
MIST JPMorgan Core Bond Sub-Account                        MSF Met/Artisan Mid Cap Value Sub-Account
MIST JPMorgan Global Active Allocation Sub-Account         MSF Met/Dimensional International Small Company
MIST JPMorgan Small Cap Value Sub-Account                    Sub-Account
MIST Loomis Sayles Global Markets Sub-Account              MSF MetLife Mid Cap Stock Index Sub-Account
MIST Lord Abbett Bond Debenture Sub-Account (a)            MSF MetLife Stock Index Sub-Account (a)
MIST Met/Eaton Vance Floating Rate Sub-Account             MSF MFS Total Return Sub-Account (a)
MIST Met/Franklin Low Duration Total Return                MSF MFS Value Sub-Account
   Sub-Account                                             MSF MSCI EAFE Index Sub-Account
MIST Met/Templeton International Bond Sub-Account          MSF Neuberger Berman Genesis Sub-Account (a)
MIST MetLife Aggressive Strategy Sub-Account               MSF Russell 2000 Index Sub-Account
MIST MetLife Balanced Plus Sub-Account                     MSF T. Rowe Price Large Cap Growth Sub-Account (a)
MIST MetLife Balanced Strategy Sub-Account                 MSF T. Rowe Price Small Cap Growth Sub-Account (a)
MIST MetLife Defensive Strategy Sub-Account                MSF Van Eck Global Natural Resources Sub-Account
MIST MetLife Growth Strategy Sub-Account                   MSF Western Asset Management Strategic Bond
MIST MetLife Moderate Strategy Sub-Account                   Opportunities Sub-Account (a)
MIST MetLife Multi-Index Targeted Risk Sub-Account         MSF Western Asset Management U.S. Government
MIST MFS Emerging Markets Equity Sub-Account (a)             Sub-Account
MIST MFS Research International Sub-Account (a)            PIMCO VIT High Yield Sub-Account
MIST Morgan Stanley Mid Cap Growth Sub-Account (a)         PIMCO VIT Low Duration Sub-Account
MIST Oppenheimer Global Equity Sub-Account (a)             Putnam VT Equity Income Sub-Account
MIST PIMCO Inflation Protected Bond Sub-Account            Putnam VT Multi-Cap Growth Sub-Account (a)
MIST PIMCO Total Return Sub-Account (a)                    Russell Aggressive Equity Sub-Account
MIST Pioneer Fund Sub-Account (a)                          Russell Core Bond Sub-Account
MIST Pioneer Strategic Income Sub-Account (a)              Russell Global Real Estate Securities Sub-Account
MIST Pyramis Government Income Sub-Account                 Russell Multi-Style Equity Sub-Account
MIST Pyramis Managed Risk Sub-Account (b)                  Russell Non-U.S. Sub-Account

(a) This Sub-Account invests in two or more share classes within the underlying fund or portfolio of the Trusts.
(b) This Sub-Account began operations during the year ended December 31, 2013.

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



3. PORTFOLIO CHANGES


The following Sub-Accounts ceased operations during the year ended December 31, 2013:

MIST American Funds International Sub-Account        MIST MLA Mid Cap Sub-Account
MIST Jennison Large Cap Equity Sub-Account           MIST RCM Technology Sub-Account
MIST Met/Franklin Mutual Shares Sub-Account          MIST Turner Mid Cap Growth Sub-Account
MIST Met/Franklin Templeton Founding Strategy        MSF Oppenheimer Global Equity Sub-Account
   Sub-Account

The operations of the Sub-Accounts were affected by the following changes that occurred during the year ended December 31, 2013:

NAME CHANGES:

Former Portfolio                                         New Portfolio

(MIST) American Funds Bond Portfolio                     (MIST) JPMorgan Core Bond Portfolio
(MIST) Dreman Small Cap Value Portfolio                  (MIST) JPMorgan Small Cap Value Portfolio
(MIST) Janus Forty Portfolio                             (MIST) ClearBridge Aggressive Growth Portfolio II
(MIST) Legg Mason ClearBridge Aggressive Growth          (MIST) ClearBridge Aggressive Growth Portfolio
   Portfolio
(MIST) Lord Abbett Mid Cap Value Portfolio               (MIST) Invesco Mid Cap Value Portfolio
(MIST) Met/Templeton Growth Portfolio (a)                (MIST) Oppenheimer Global Equity Portfolio (a)
(MIST) Van Kampen Comstock Portfolio                     (MIST) Invesco Comstock Portfolio
(MSF) Barclays Capital Aggregate Bond Index Portfolio    (MSF) Barclays Aggregate Bond Index Portfolio
(MSF) BlackRock Legacy Large Cap Growth Portfolio        (MSF) BlackRock Capital Appreciation Portfolio

MERGERS:

Former Portfolio                                           New Portfolio

(MIST) American Funds International Portfolio              (MSF) Baillie Gifford International Stock Portfolio
(MIST) Jennison Large Cap Equity Portfolio                 (MSF) Jennison Growth Portfolio
(MIST) Met/Franklin Mutual Shares Portfolio                (MSF) MFS Value Portfolio
(MIST) Met/Franklin Templeton Founding Strategy            (MIST) MetLife Growth Strategy Portfolio
   Portfolio
(MIST) MLA Mid Cap Portfolio                               (MSF) Neuberger Berman Genesis Portfolio
(MIST) RCM Technology Portfolio                            (MSF) T. Rowe Price Large Cap Growth Portfolio
(MIST) Turner Mid Cap Growth Portfolio                     (MSF) Frontier Mid Cap Growth Portfolio
(MSF) Oppenheimer Global Equity Portfolio (a)              (MIST) Met/Templeton Growth Portfolio (a)

(a) At the close of business on April 26, 2013, the (MSF) Oppenheimer Global Equity Portfolio merged with and into the (MIST) Met/Templeton Growth Portfolio. Concurrently, OppenheimerFunds, Inc. became the subadviser of the (MIST) Met/Templeton Growth Portfolio, the portfolio's investment objective and principal investment strategies changed, and the portfolio's name was changed to (MIST) Oppenheimer Global Equity Portfolio. Pursuant to these changes, (MSF) Oppenheimer Global Equity Portfolio was deemed to be the accounting and performance survivor of the merger for financial reporting purposes, and therefore, the results of MIST Oppenheimer Global Equity Sub-Account presented in the financial statements reflect the historical results of MSF Oppenheimer Global Equity Sub-Account prior to the merger, and the combined results thereafter.

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



4.  SIGNIFICANT ACCOUNTING POLICIES


BASIS OF ACCOUNTING
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable for variable annuity separate accounts registered as unit investment trusts.

SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

SECURITY VALUATION
A Sub-Account's investment in shares of a fund or portfolio of the Trusts is valued at fair value based on the closing net asset value ("NAV") or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Sub-Accounts.

The Separate Account defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Separate Account prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

The input levels are as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets that the Separate Account has the ability to access.
Level 2 Observable inputs other than quoted prices in Level 1 that are observable either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market or prices for similar instruments.
Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets, representing the Separate Account's own assumptions about the assumptions a market participant would use in valuing the asset, and based on the best information available.

Each Sub-Account invests in shares of open-end mutual funds which calculate a daily NAV based on the fair value of the underlying securities in their portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily NAV as reported by the Trusts at the close of each business day. On that basis, the inputs used to value all shares held by the Separate Account, which are measured at fair value on a recurring basis, are classified as Level 2. There were no transfers between Level 1 and Level 2, and no activity in Level 3 during the year.

FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is currently being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



4.  SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)


ANNUITY PAYOUTS
Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is between
3.0 and 4.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS
Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus of the Contracts, and are reported as contract transactions on the statements of changes in net assets of the applicable Sub-Accounts.

NET TRANSFERS
Funds transferred by the contract owner into or out of Sub-Accounts within the Separate Account or into or out of the fixed account, which is part of the Company's general account, are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Sub-Accounts.

USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.


5.  EXPENSES AND RELATED PARTY TRANSACTIONS


The following annual Separate Account charges paid to the Company, are asset-based charges and assessed through a daily reduction in unit values, which are recorded as expenses in the accompanying statements of operations of the applicable Sub-Accounts:

      Mortality and Expense Risk -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is the risk that expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

      Administrative -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

      Optional Death Benefit Rider -- For an additional charge, the total death benefit payable may be increased based on increases in account value of the Contracts.

      Earnings Preservation Benefit -- For an additional charge, the Company will provide this additional death benefit.

      The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2013:

     ----------------------------------------------------------------------------------------------------------------------------
      Mortality and Expense Risk                                                                                 0.50% - 1.50%
     ----------------------------------------------------------------------------------------------------------------------------
      Administrative                                                                                             0.15% - 0.25%
     ----------------------------------------------------------------------------------------------------------------------------
      Optional Death Benefit Rider                                                                               0.20% - 0.35%
     ----------------------------------------------------------------------------------------------------------------------------
      Earnings Preservation Benefit                                                                              0.25%
     ----------------------------------------------------------------------------------------------------------------------------

      The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract. The range of effective rates disclosed above excludes any waivers granted to certain Sub-Accounts.

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



5.  EXPENSES AND RELATED PARTY TRANSACTIONS -- (CONCLUDED)


The following optional rider charges paid to the Company are charged at each contract anniversary date through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts:

      Lifetime Withdrawal Guarantee -- For an additional charge, the Company will guarantee minimum withdrawals for life regardless of market conditions.

      Guaranteed Withdrawal Benefit -- For an additional charge, the Company will guarantee minimum withdrawals regardless of market conditions.

      Guaranteed Minimum Income Benefit/Lifetime Income Solution -- For an additional charge, the Company will guarantee a minimum payment regardless of market conditions.

      Guaranteed Minimum Accumulation Benefit -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

      Enhanced Death Benefit -- For an additional charge, the Company will guarantee a death benefit equal to the greater of the account value or the higher of two death benefit bases.

      Enhanced Guaranteed Withdrawal Benefit -- For an additional charge, the Company will guarantee that at least the entire amount of purchase payments will be returned through a series of withdrawals without annuitizing.

      The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2013:

     -------------------------------------------------------------------------------------------------------------------------
      Lifetime Withdrawal Guarantee                                                                           0.50% - 1.80%
     -------------------------------------------------------------------------------------------------------------------------
      Guaranteed Withdrawal Benefit                                                                           0.25% - 1.00%
     -------------------------------------------------------------------------------------------------------------------------
      Guaranteed Minimum Income Benefit/Lifetime Income Solution                                              0.50% - 1.50%
     -------------------------------------------------------------------------------------------------------------------------
      Guaranteed Minimum Accumulation Benefit                                                                 0.75%
     -------------------------------------------------------------------------------------------------------------------------
      Enhanced Death Benefit                                                                                  0.60% - 1.50%
     -------------------------------------------------------------------------------------------------------------------------
      Enhanced Guaranteed Withdrawal Benefit                                                                  0.55% - 1.00%
     -------------------------------------------------------------------------------------------------------------------------

      The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract maintenance fee of $30 is assessed on an annual basis for Contracts with a value of less than $50,000. A transfer fee of $0 to $25 may be deducted after twelve transfers are made in a contract year or for certain contracts, 2% of the amount transferred from the contract value, if less. In addition, the Contracts impose a surrender charge which ranges from 0% to 8% if the contract is partially or fully surrendered within the specified surrender charge period. A transaction charge of the lesser of $10 or 2% of the surrender is imposed on certain contracts as well as $10 for annuitizations. These charges are paid to the Company, assessed through the redemption of units, and recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts.

MetLife Advisers, LLC, which acts in the capacity of investment adviser to the portfolios of the MIST and MSF Trusts, is an affiliate of the Company.

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6.  STATEMENTS OF INVESTMENTS


                                                                                                            FOR THE YEAR ENDED
                                                                       AS OF DECEMBER 31, 2013               DECEMBER 31, 2013
                                                                  -------------------------------     ------------------------------
                                                                                                         COST OF         PROCEEDS
                                                                      SHARES          COST ($)        PURCHASES ($)   FROM SALES ($)
                                                                  -------------     -------------     -------------   --------------
     American Funds Global Growth Sub-Account...................      4,108,620        77,464,114         2,687,714       14,476,837
     American Funds Global Small Capitalization Sub-Account.....      1,175,330        19,841,667         1,003,305        3,983,005
     American Funds Growth Sub-Account..........................      1,898,035        82,133,310         2,730,318       19,547,704
     DWS II Government & Agency Securities Sub-Account..........         42,026           511,445            60,232          211,638
     Fidelity VIP Equity-Income Sub-Account.....................        263,313         5,543,123           950,111          863,715
     Fidelity VIP Growth Opportunities Sub-Account..............          4,235            76,445               414           20,289
     FTVIPT Templeton Foreign Securities Sub-Account............      1,738,842        24,498,854         1,165,390        4,406,952
     Invesco V.I. International Growth Sub-Account..............        187,165         4,816,827           452,079        1,161,048
     MIST AllianceBernstein Global Dynamic Allocation
       Sub-Account..............................................      2,392,268        24,718,780         6,529,991        2,694,834
     MIST American Funds Balanced Allocation Sub-Account........     21,907,902       184,914,474        24,204,658       31,738,089
     MIST American Funds Growth Allocation Sub-Account..........     22,070,931       179,655,083        32,142,541       38,217,619
     MIST American Funds Growth Sub-Account.....................      2,379,857        19,071,646         4,755,015        6,565,356
     MIST American Funds Moderate Allocation Sub-Account........     10,877,300        94,644,432        11,342,606       24,291,780
     MIST AQR Global Risk Balanced Sub-Account..................      1,383,511        15,414,036         7,957,106        7,453,028
     MIST BlackRock Global Tactical Strategies Sub-Account......      5,257,016        53,150,176        22,605,226       12,240,124
     MIST BlackRock High Yield Sub-Account......................      1,966,252        16,275,356         6,966,276        5,946,679
     MIST BlackRock Large Cap Core Sub-Account..................        622,395         5,434,038           914,417        1,683,523
     MIST Clarion Global Real Estate Sub-Account................      3,457,024        41,358,348         5,369,017        5,187,127
     MIST ClearBridge Aggressive Growth II Sub-Account..........         52,368         4,014,689         3,206,902        1,715,526
     MIST ClearBridge Aggressive Growth Sub-Account.............      7,729,289        58,982,893         4,756,070       16,096,968
     MIST Goldman Sachs Mid Cap Value Sub-Account...............      1,108,255        14,708,333         1,826,523        3,677,572
     MIST Harris Oakmark International Sub-Account..............      3,868,334        53,986,245         6,277,859       10,315,888
     MIST Invesco Balanced-Risk Allocation Sub-Account..........      1,858,905        19,403,579        10,134,744        8,910,592
     MIST Invesco Comstock Sub-Account..........................      8,980,913        88,472,225         6,218,287       14,320,679
     MIST Invesco Mid Cap Value Sub-Account.....................      9,359,152       171,621,458         3,542,622       32,633,626
     MIST Invesco Small Cap Growth Sub-Account..................      2,988,164        39,912,340         9,628,029       10,864,059
     MIST JPMorgan Core Bond Sub-Account........................      1,232,150        12,925,860        18,388,341       22,068,467
     MIST JPMorgan Global Active Allocation Sub-Account.........        908,282         9,638,049         8,356,288        6,048,885
     MIST JPMorgan Small Cap Value Sub-Account..................        481,598         6,038,955           630,565        1,461,078
     MIST Loomis Sayles Global Markets Sub-Account..............      1,026,866        12,148,021         3,047,613        4,853,449
     MIST Lord Abbett Bond Debenture Sub-Account................     17,587,838       210,982,435        18,052,485       36,517,047
     MIST Met/Eaton Vance Floating Rate Sub-Account.............        461,713         4,799,164         2,482,748        1,031,493
     MIST Met/Franklin Low Duration Total Return Sub-Account....      2,773,396        27,622,877        13,251,594        3,253,572
     MIST Met/Templeton International Bond Sub-Account..........        479,275         5,609,960           902,064          726,127
     MIST MetLife Aggressive Strategy Sub-Account...............     16,199,750       143,558,054        15,802,837       27,713,135
     MIST MetLife Balanced Plus Sub-Account.....................      9,862,148       102,240,911        31,384,835        5,749,513
     MIST MetLife Balanced Strategy Sub-Account.................    216,539,207     2,130,735,084        62,754,862      245,866,727
     MIST MetLife Defensive Strategy Sub-Account................     33,620,526       349,202,224        36,256,702       97,299,723
     MIST MetLife Growth Strategy Sub-Account...................    137,398,934     1,450,210,423       211,447,842      162,201,432
     MIST MetLife Moderate Strategy Sub-Account.................     78,903,760       805,177,609        41,228,000      105,098,031
     MIST MetLife Multi-Index Targeted Risk Sub-Account (a).....         33,621           362,149           368,469            6,619
     MIST MFS Emerging Markets Equity Sub-Account...............      5,765,186        60,234,447        15,151,374        8,716,882
     MIST MFS Research International Sub-Account................     11,835,728       133,456,303         8,504,234       21,338,586
     MIST Morgan Stanley Mid Cap Growth Sub-Account.............      4,808,753        44,881,864         1,362,694       10,996,639
     MIST Oppenheimer Global Equity Sub-Account.................      2,479,281        40,493,261        25,876,764        5,720,398
     MIST PIMCO Inflation Protected Bond Sub-Account............     10,419,430       113,929,605        16,422,893       14,991,528
     MIST PIMCO Total Return Sub-Account........................     43,517,949       506,983,444        49,151,559       68,369,792
     MIST Pioneer Fund Sub-Account..............................      5,351,800        55,780,703         4,965,401       16,278,815
     MIST Pioneer Strategic Income Sub-Account..................      1,498,312        15,983,221         6,329,968        3,837,229
     MIST Pyramis Government Income Sub-Account.................        443,359         4,835,447         1,756,285        2,767,965
     MIST Pyramis Managed Risk Sub-Account (b)..................        335,986         3,475,256         3,698,399          230,722

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6.  STATEMENTS OF INVESTMENTS -- (CONCLUDED)


                                                                                                            FOR THE YEAR ENDED
                                                                      AS OF DECEMBER 31, 2013                DECEMBER 31, 2013
                                                                  -------------------------------     ------------------------------
                                                                                                         COST OF         PROCEEDS
                                                                      SHARES          COST ($)        PURCHASES ($)   FROM SALES ($)
                                                                  -------------     -------------     -------------   --------------
     MIST Schroders Global Multi-Asset Sub-Account..............        838,787         8,966,333         5,547,514        1,956,642
     MIST SSgA Growth and Income ETF Sub-Account................     13,061,076       141,463,130        12,845,077       18,912,559
     MIST SSgA Growth ETF Sub-Account...........................      4,562,377        48,413,761        12,193,337       10,189,383
     MIST T. Rowe Price Large Cap Value Sub-Account.............     20,656,728       486,527,821        11,743,288      110,205,686
     MIST T. Rowe Price Mid Cap Growth Sub-Account..............      7,280,134        59,586,238         8,495,249       12,737,958
     MIST Third Avenue Small Cap Value Sub-Account..............      2,835,964        40,901,985         4,516,210        9,717,226
     MSF Baillie Gifford International Stock Sub-Account........      1,876,813        18,244,111        14,425,712        2,576,697
     MSF Barclays Aggregate Bond Index Sub-Account..............        311,269         3,399,014         2,262,502        1,870,106
     MSF BlackRock Bond Income Sub-Account......................        888,434        93,352,992        13,555,711        6,602,094
     MSF BlackRock Capital Appreciation Sub-Account.............        310,405         6,517,557           569,850        1,764,811
     MSF BlackRock Money Market Sub-Account.....................        978,278        97,827,830        35,731,249       56,181,382
     MSF Davis Venture Value Sub-Account........................      5,421,167       150,193,604        10,020,574       34,187,646
     MSF Frontier Mid Cap Growth Sub-Account (b)................        297,809         8,573,688         9,677,853        1,215,467
     MSF Jennison Growth Sub-Account............................      9,469,567       110,155,939         5,935,117       22,235,669
     MSF Loomis Sayles Small Cap Growth Sub-Account.............      1,161,734        10,810,243         1,120,187        3,832,838
     MSF Met/Artisan Mid Cap Value Sub-Account..................        178,454        38,498,724         3,772,475        6,902,455
     MSF Met/Dimensional International Small Company
       Sub-Account..............................................        224,370         3,218,924         1,485,249          587,814
     MSF MetLife Mid Cap Stock Index Sub-Account................        237,273         3,370,477         1,601,508        1,027,350
     MSF MetLife Stock Index Sub-Account........................      1,040,252        31,497,665         4,803,302        6,629,271
     MSF MFS Total Return Sub-Account...........................        660,048        87,752,805         3,498,880       13,962,367
     MSF MFS Value Sub-Account..................................     11,346,410       156,667,809       131,828,947       20,857,691
     MSF MSCI EAFE Index Sub-Account............................        146,202         1,686,080         1,016,264          748,404
     MSF Neuberger Berman Genesis Sub-Account...................      2,866,216        40,498,336        43,983,711        5,801,701
     MSF Russell 2000 Index Sub-Account.........................        260,406         3,988,192         2,919,065        1,089,109
     MSF T. Rowe Price Large Cap Growth Sub-Account.............      2,840,912        43,800,679        20,586,059       16,682,668
     MSF T. Rowe Price Small Cap Growth Sub-Account.............        551,683         7,809,711         1,606,163        2,558,647
     MSF Van Eck Global Natural Resources Sub-Account...........        330,972         4,803,415         1,049,249        1,842,399
     MSF Western Asset Management Strategic Bond Opportunities
       Sub-Account..............................................        498,815         6,311,222           734,746        3,926,597
     MSF Western Asset Management U.S. Government
       Sub-Account..............................................        638,577         7,668,956         1,008,530        5,099,870
     PIMCO VIT High Yield Sub-Account...........................        898,630         6,733,123           741,799        1,804,446
     PIMCO VIT Low Duration Sub-Account.........................        876,605         9,063,537           909,230        3,124,648
     Putnam VT Equity Income Sub-Account........................      1,331,468        18,235,823           583,571        4,840,688
     Putnam VT Multi-Cap Growth Sub-Account.....................         79,599         1,521,986           131,722          565,530
     Russell Aggressive Equity Sub-Account......................         95,851         1,270,240           162,844          525,130
     Russell Core Bond Sub-Account..............................        655,161         6,735,282           351,062        2,001,531
     Russell Global Real Estate Securities Sub-Account..........         66,989           991,416           109,802          278,462
     Russell Multi-Style Equity Sub-Account.....................        450,510         6,427,872           655,625        2,353,459
     Russell Non-U.S. Sub-Account...............................        284,846         3,152,741           128,214        1,009,038

(a)  Commenced November 12, 2012 and began transactions in 2013.
(b)  For the period April 29, 2013 to December 31, 2013.

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS
    FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012:


                                              AMERICAN FUNDS                   AMERICAN FUNDS
                                               GLOBAL GROWTH             GLOBAL SMALL CAPITALIZATION
                                                SUB-ACCOUNT                      SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                           2013             2012             2013            2012
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............        3,288,744        3,568,963          834,626          874,335
Units issued and transferred
   from other funding options......          180,806          319,060           60,793          121,630
Units redeemed and transferred to
   other funding options...........        (512,672)        (599,279)        (145,558)        (161,339)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................        2,956,878        3,288,744          749,861          834,626
                                     ===============  ===============  ===============  ===============


                                             AMERICAN FUNDS                  DWS II GOVERNMENT &
                                                 GROWTH                       AGENCY SECURITIES
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     -------------------------------  --------------------------------
                                          2013             2012             2013             2012
                                     ---------------  --------------  ---------------  ---------------

Units beginning of year............          647,004         675,749           38,203           44,817
Units issued and transferred
   from other funding options......           31,649          85,109            1,231              689
Units redeemed and transferred to
   other funding options...........        (104,320)       (113,854)         (11,632)          (7,303)
                                     ---------------  --------------  ---------------  ---------------
Units end of year..................          574,333         647,004           27,802           38,203
                                     ===============  ==============  ===============  ===============


                                              FIDELITY VIP                      FIDELITY VIP
                                              EQUITY-INCOME                 GROWTH OPPORTUNITIES
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  ------------------------------
                                          2013             2012             2013            2012
                                     ---------------  ---------------  --------------  --------------

Units beginning of year............          296,910          302,862          10,011           9,765
Units issued and transferred
   from other funding options......           29,300           44,997               2             693
Units redeemed and transferred to
   other funding options...........         (41,217)         (50,949)         (1,467)           (447)
                                     ---------------  ---------------  --------------  --------------
Units end of year..................          284,993          296,910           8,546          10,011
                                     ===============  ===============  ==============  ==============


                                            FTVIPT TEMPLETON                    INVESCO V.I.
                                           FOREIGN SECURITIES               INTERNATIONAL GROWTH
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  -------------------------------
                                           2013            2012             2013             2012
                                     ---------------  ---------------  --------------  ---------------

Units beginning of year............        1,747,933        1,900,147         317,002          353,287
Units issued and transferred
   from other funding options......           62,069          119,006          26,186           34,676
Units redeemed and transferred to
   other funding options...........        (255,629)        (271,220)        (60,034)         (70,961)
                                     ---------------  ---------------  --------------  ---------------
Units end of year..................        1,554,373        1,747,933         283,154          317,002
                                     ===============  ===============  ==============  ===============


                                         MIST ALLIANCEBERNSTEIN
                                             GLOBAL DYNAMIC                  MIST AMERICAN FUNDS
                                               ALLOCATION                    BALANCED ALLOCATION
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  -------------------------------
                                          2013           2012 (a)           2013             2012
                                     ---------------  ---------------  --------------  ---------------

Units beginning of year............        2,054,165               --      22,206,090       23,015,262
Units issued and transferred
   from other funding options......          623,745        2,144,135       1,144,300        1,759,837
Units redeemed and transferred to
   other funding options...........        (334,788)         (89,970)     (3,098,340)      (2,569,009)
                                     ---------------  ---------------  --------------  ---------------
Units end of year..................        2,343,122        2,054,165      20,252,050       22,206,090
                                     ===============  ===============  ==============  ===============



                                           MIST AMERICAN FUNDS               MIST AMERICAN FUNDS
                                            GROWTH ALLOCATION                      GROWTH
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     -------------------------------  --------------------------------
                                          2013             2012             2013             2012
                                     ---------------  --------------  ---------------  ---------------

Units beginning of year............       22,492,160      23,752,669        2,590,163        2,895,296
Units issued and transferred
   from other funding options......        2,291,791       2,024,404          414,160          461,619
Units redeemed and transferred to
   other funding options...........      (3,937,788)     (3,284,913)        (666,552)        (766,752)
                                     ---------------  --------------  ---------------  ---------------
Units end of year..................       20,846,163      22,492,160        2,337,771        2,590,163
                                     ===============  ==============  ===============  ===============

                                            MIST AMERICAN FUNDS
                                            MODERATE ALLOCATION         MIST AQR GLOBAL RISK BALANCED
                                                SUB-ACCOUNT                      SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                           2013             2012             2013          2012 (a)
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............       11,686,297       13,006,670        1,382,713               --
Units issued and transferred
   from other funding options......          428,889        1,081,668          696,807        1,506,320
Units redeemed and transferred to
   other funding options...........      (2,174,478)      (2,402,041)        (758,657)        (123,607)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................        9,940,708       11,686,297        1,320,863        1,382,713
                                     ===============  ===============  ===============  ===============


                                             MIST BLACKROCK                    MIST BLACKROCK
                                       GLOBAL TACTICAL STRATEGIES                HIGH YIELD
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     -------------------------------  --------------------------------
                                          2013           2012 (a)           2013            2012
                                     ---------------  --------------  ---------------  ---------------

Units beginning of year............        4,283,793              --          677,325          600,616
Units issued and transferred
   from other funding options......        2,353,666       4,501,859          283,077          392,473
Units redeemed and transferred to
   other funding options...........      (1,498,877)       (218,066)        (290,529)        (315,764)
                                     ---------------  --------------  ---------------  ---------------
Units end of year..................        5,138,582       4,283,793          669,873          677,325
                                     ===============  ==============  ===============  ===============


                                             MIST BLACKROCK                 MIST CLARION GLOBAL
                                             LARGE CAP CORE                     REAL ESTATE
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013             2012            2013             2012
                                     ---------------  --------------  --------------  ---------------

Units beginning of year............          593,073         526,928       2,350,735        2,528,243
Units issued and transferred
   from other funding options......           83,748         207,037         346,388          228,084
Units redeemed and transferred to
   other funding options...........        (146,960)       (140,892)       (458,103)        (405,592)
                                     ---------------  --------------  --------------  ---------------
Units end of year..................          529,861         593,073       2,239,020        2,350,735
                                     ===============  ==============  ==============  ===============

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONTINUED)
    FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012:


                                            MIST CLEARBRIDGE                 MIST CLEARBRIDGE
                                          AGGRESSIVE GROWTH II               AGGRESSIVE GROWTH
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013            2012             2013            2012
                                     --------------  ---------------  --------------  ---------------

Units beginning of year............          15,349            6,927       8,735,126        9,600,857
Units issued and transferred
   from other funding options......          18,434           11,519         818,239          542,344
Units redeemed and transferred to
   other funding options...........         (9,807)          (3,097)     (1,716,954)      (1,408,075)
                                     --------------  ---------------  --------------  ---------------
Units end of year..................          23,976           15,349       7,836,411        8,735,126
                                     ==============  ===============  ==============  ===============


                                              MIST GOLDMAN                 MIST HARRIS OAKMARK
                                           SACHS MID CAP VALUE                INTERNATIONAL
                                               SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------  -------------------------------
                                          2013            2012             2013            2012
                                     --------------  --------------  ---------------  --------------

Units beginning of year............       1,049,942       1,161,737        2,920,101       3,341,029
Units issued and transferred
   from other funding options......          85,902         102,921          382,672         262,480
Units redeemed and transferred to
   other funding options...........       (209,293)       (214,716)        (577,752)       (683,408)
                                     --------------  --------------  ---------------  --------------
Units end of year..................         926,551       1,049,942        2,725,021       2,920,101
                                     ==============  ==============  ===============  ==============


                                       MIST INVESCO BALANCED-RISK
                                               ALLOCATION                  MIST INVESCO COMSTOCK
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                           2013          2012 (b)           2013            2012
                                     ---------------  --------------  ---------------  --------------

Units beginning of year............       17,553,531              --        8,705,476       9,579,280
Units issued and transferred
   from other funding options......       11,887,264      18,571,445          857,457         724,551
Units redeemed and transferred to
   other funding options...........     (10,766,338)     (1,017,914)      (1,436,556)     (1,598,355)
                                     ---------------  --------------  ---------------  --------------
Units end of year..................       18,674,457      17,553,531        8,126,377       8,705,476
                                     ===============  ==============  ===============  ==============

                                                                               MIST INVESCO
                                       MIST INVESCO MID CAP VALUE            SMALL CAP GROWTH
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013            2012             2013            2012
                                     --------------  ---------------  --------------  ---------------

Units beginning of year............       6,573,235        7,467,200       2,729,300        3,190,859
Units issued and transferred
   from other funding options......         262,632          392,241         400,305          270,127
Units redeemed and transferred to
   other funding options...........     (1,111,797)      (1,286,206)       (593,689)        (731,686)
                                     --------------  ---------------  --------------  ---------------
Units end of year..................       5,724,070        6,573,235       2,535,916        2,729,300
                                     ==============  ===============  ==============  ===============


                                              MIST JPMORGAN                   MIST JPMORGAN
                                                CORE BOND               GLOBAL ACTIVE ALLOCATION
                                               SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------  -------------------------------
                                          2013            2012             2013          2012 (b)
                                     --------------  --------------  ---------------  --------------

Units beginning of year............       1,511,689       1,642,766        7,003,217              --
Units issued and transferred
   from other funding options......       3,172,637         367,655        8,044,234       7,442,777
Units redeemed and transferred to
   other funding options...........     (3,501,753)       (498,732)      (5,943,822)       (439,560)
                                     --------------  --------------  ---------------  --------------
Units end of year..................       1,182,573       1,511,689        9,103,629       7,003,217
                                     ==============  ==============  ===============  ==============


                                              MIST JPMORGAN                 MIST LOOMIS SAYLES
                                             SMALL CAP VALUE                  GLOBAL MARKETS
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                           2013            2012             2013            2012
                                     ---------------  --------------  ---------------  --------------

Units beginning of year............          515,860         530,589        1,042,691         962,736
Units issued and transferred
   from other funding options......           53,166          79,409          222,707         327,748
Units redeemed and transferred to
   other funding options...........         (97,349)        (94,138)        (346,265)       (247,793)
                                     ---------------  --------------  ---------------  --------------
Units end of year..................          471,677         515,860          919,133       1,042,691
                                     ===============  ==============  ===============  ==============

                                            MIST LORD ABBETT                  MIST MET/EATON
                                             BOND DEBENTURE                 VANCE FLOATING RATE
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013             2012            2013             2012
                                     --------------  ---------------  --------------  ---------------

Units beginning of year............       9,203,760       10,339,658         317,752          213,777
Units issued and transferred
   from other funding options......         464,186          574,738         231,217          183,473
Units redeemed and transferred to
   other funding options...........     (1,592,931)      (1,710,636)       (106,297)         (79,498)
                                     --------------  ---------------  --------------  ---------------
Units end of year..................       8,075,015        9,203,760         442,672          317,752
                                     ==============  ===============  ==============  ===============


                                            MIST MET/FRANKLIN               MIST MET/TEMPLETON
                                        LOW DURATION TOTAL RETURN           INTERNATIONAL BOND
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013             2012            2013             2012
                                     --------------  ---------------  --------------  ---------------

Units beginning of year............       1,766,562        1,106,536         400,203          352,964
Units issued and transferred
   from other funding options......       1,637,425        1,039,234          84,779          131,968
Units redeemed and transferred to
   other funding options...........       (650,388)        (379,208)        (78,275)         (84,729)
                                     --------------  ---------------  --------------  ---------------
Units end of year..................       2,753,599        1,766,562         406,707          400,203
                                     ==============  ===============  ==============  ===============


                                              MIST METLIFE
                                           AGGRESSIVE STRATEGY          MIST METLIFE BALANCED PLUS
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  ------------------------------
                                          2013             2012            2013          2012 (a)
                                     --------------  ---------------  --------------  --------------

Units beginning of year............      14,537,359       15,775,326       7,650,490              --
Units issued and transferred
   from other funding options......       1,650,095        1,113,162       3,017,645       7,888,529
Units redeemed and transferred to
   other funding options...........     (2,309,889)      (2,351,129)       (901,516)       (238,039)
                                     --------------  ---------------  --------------  --------------
Units end of year..................      13,877,565       14,537,359       9,766,619       7,650,490
                                     ==============  ===============  ==============  ==============

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONTINUED)
    FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012:



                                              MIST METLIFE                     MIST METLIFE
                                            BALANCED STRATEGY               DEFENSIVE STRATEGY
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013             2012            2013             2012
                                     --------------  ---------------  ---------------  --------------

Units beginning of year............     197,011,812      207,920,698       33,742,779      33,539,911
Units issued and transferred
   from other funding options......       7,019,391       11,913,071        2,571,276       7,120,599
Units redeemed and transferred to
   other funding options...........    (21,351,549)     (22,821,957)      (8,288,017)     (6,917,731)
                                     --------------  ---------------  ---------------  --------------
Units end of year..................     182,679,654      197,011,812       28,026,038      33,742,779
                                     ==============  ===============  ===============  ==============


                                                                                                         MIST METLIFE
                                              MIST METLIFE                     MIST METLIFE               MULTI-INDEX
                                             GROWTH STRATEGY                 MODERATE STRATEGY           TARGETED RISK
                                               SUB-ACCOUNT                      SUB-ACCOUNT               SUB-ACCOUNT
                                     -------------------------------  -------------------------------  ---------------
                                          2013             2012            2013             2012           2013 (c)
                                     ---------------  --------------  ---------------  --------------  ---------------

Units beginning of year............      118,697,237     127,969,483       71,904,099      74,398,177               --
Units issued and transferred
   from other funding options......       17,768,178       6,103,544        3,861,200       6,335,212          334,714
Units redeemed and transferred to
   other funding options...........     (14,280,060)    (15,375,790)      (9,284,639)     (8,829,290)         (11,073)
                                     ---------------  --------------  ---------------  --------------  ---------------
Units end of year..................      122,185,355     118,697,237       66,480,660      71,904,099          323,641
                                     ===============  ==============  ===============  ==============  ===============



                                                MIST MFS
                                         EMERGING MARKETS EQUITY
                                               SUB-ACCOUNT
                                     ------------------------------
                                          2013            2012
                                     --------------  --------------

Units beginning of year............       4,605,777       5,082,239
Units issued and transferred
   from other funding options......       1,880,218       1,002,767
Units redeemed and transferred to
   other funding options...........     (1,241,142)     (1,479,229)
                                     --------------  --------------
Units end of year..................       5,244,853       4,605,777
                                     ==============  ==============

                                            MIST MFS RESEARCH             MIST MORGAN STANLEY               MIST OPPENHEIMER
                                              INTERNATIONAL                 MID CAP GROWTH                    GLOBAL EQUITY
                                               SUB-ACCOUNT                    SUB-ACCOUNT                      SUB-ACCOUNT
                                     ------------------------------  ------------------------------  ------------------------------
                                          2013            2012            2013            2012            2013            2012
                                     --------------  --------------  --------------  --------------  --------------  --------------

Units beginning of year............       8,474,288       9,028,217       4,428,112       4,659,921       1,019,300       1,147,037
Units issued and transferred
   from other funding options......         678,128         898,552         211,339         509,620       3,021,027          99,122
Units redeemed and transferred to
   other funding options...........     (1,538,812)     (1,452,481)       (769,252)       (741,429)     (1,338,914)       (226,859)
                                     --------------  --------------  --------------  --------------  --------------  --------------
Units end of year..................       7,613,604       8,474,288       3,870,199       4,428,112       2,701,413       1,019,300
                                     ==============  ==============  ==============  ==============  ==============  ==============


                                               MIST PIMCO                     MIST PIMCO
                                        INFLATION PROTECTED BOND             TOTAL RETURN                   MIST PIONEER FUND
                                               SUB-ACCOUNT                    SUB-ACCOUNT                      SUB-ACCOUNT
                                     ------------------------------  ------------------------------  -------------------------------
                                          2013            2012            2013            2012            2013            2012
                                     --------------  --------------  --------------  --------------  --------------  ---------------

Units beginning of year............       7,448,982       7,526,508      31,210,077      32,853,798       5,289,087        5,949,995
Units issued and transferred
   from other funding options......       1,419,924       1,316,805       4,012,181       4,286,074         160,008          291,925
Units redeemed and transferred to
   other funding options...........     (1,851,992)     (1,394,331)     (6,716,711)     (5,929,795)       (869,740)        (952,833)
                                     --------------  --------------  --------------  --------------  --------------  ---------------
Units end of year..................       7,016,914       7,448,982      28,505,547      31,210,077       4,579,355        5,289,087
                                     ==============  ==============  ==============  ==============  ==============  ===============

                                               MIST PIONEER                      MIST PYRAMIS             MIST PYRAMIS
                                             STRATEGIC INCOME                  GOVERNMENT INCOME          MANAGED RISK
                                                SUB-ACCOUNT                       SUB-ACCOUNT              SUB-ACCOUNT
                                     --------------------------------  --------------------------------  ---------------
                                           2013             2012             2013           2012 (a)        2013 (d)
                                     ---------------  ---------------  ---------------  ---------------  ---------------

Units beginning of year............          624,096          610,107          544,311               --               --
Units issued and transferred
   from other funding options......          357,395          245,815          173,795          654,849          353,133
Units redeemed and transferred to
   other funding options...........        (226,518)        (231,826)        (279,736)        (110,538)         (21,829)
                                     ---------------  ---------------  ---------------  ---------------  ---------------
Units end of year..................          754,973          624,096          438,370          544,311          331,304
                                     ===============  ===============  ===============  ===============  ===============


                                             MIST SCHRODERS                       MIST SSGA
                                           GLOBAL MULTI-ASSET               GROWTH AND INCOME ETF
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                          2013           2012 (b)           2013             2012
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............        5,045,943               --       12,363,629       12,724,330
Units issued and transferred
   from other funding options......        5,470,808        5,092,961          704,929        1,241,580
Units redeemed and transferred to
   other funding options...........      (2,164,673)         (47,018)      (1,582,125)      (1,602,281)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................        8,352,078        5,045,943       11,486,433       12,363,629
                                     ===============  ===============  ===============  ===============


                                                 MIST SSGA
                                                GROWTH ETF
                                                SUB-ACCOUNT
                                     --------------------------------
                                          2013              2012
                                     ---------------  ---------------

Units beginning of year............        4,134,490        4,414,150
Units issued and transferred
   from other funding options......          845,957          449,411
Units redeemed and transferred to
   other funding options...........        (862,460)        (729,071)
                                     ---------------  ---------------
Units end of year..................        4,117,987        4,134,490
                                     ===============  ===============

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONTINUED)
    FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012:


                                           MIST T. ROWE PRICE               MIST T. ROWE PRICE
                                             LARGE CAP VALUE                  MID CAP GROWTH
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013             2012            2013             2012
                                     --------------  ---------------  ---------------  --------------

Units beginning of year............      10,675,620       12,522,601        6,292,266       6,972,220
Units issued and transferred
   from other funding options......         213,517          579,092          641,182         757,865
Units redeemed and transferred to
   other funding options...........     (1,776,547)      (2,426,073)      (1,184,511)     (1,437,819)
                                     --------------  ---------------  ---------------  --------------
Units end of year..................       9,112,590       10,675,620        5,748,937       6,292,266
                                     ==============  ===============  ===============  ==============


                                            MIST THIRD AVENUE               MSF BAILLIE GIFFORD
                                             SMALL CAP VALUE                INTERNATIONAL STOCK
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                           2013            2012             2013            2012
                                     ---------------  --------------  ---------------  --------------

Units beginning of year............        2,744,669       3,218,372          407,507         430,001
Units issued and transferred
   from other funding options......          298,169         142,098        1,368,300          41,567
Units redeemed and transferred to
   other funding options...........        (527,949)       (615,801)        (262,916)        (64,061)
                                     ---------------  --------------  ---------------  --------------
Units end of year..................        2,514,889       2,744,669        1,512,891         407,507
                                     ===============  ==============  ===============  ==============


                                              MSF BARCLAYS                     MSF BLACKROCK
                                          AGGREGATE BOND INDEX                  BOND INCOME
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013            2012             2013             2012
                                     --------------  ---------------  --------------  ---------------

Units beginning of year............         192,855          175,717       1,413,863        1,437,066
Units issued and transferred
   from other funding options......         144,253          105,691         245,411          222,304
Units redeemed and transferred to
   other funding options...........       (120,368)         (88,553)       (221,479)        (245,507)
                                     --------------  ---------------  --------------  ---------------
Units end of year..................         216,740          192,855       1,437,795        1,413,863
                                     ==============  ===============  ==============  ===============


                                              MSF BLACKROCK                    MSF BLACKROCK
                                          CAPITAL APPRECIATION                 MONEY MARKET
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013            2012             2013            2012
                                     --------------  ---------------  --------------  ---------------

Units beginning of year............       2,764,842        3,186,827      11,671,729       12,722,462
Units issued and transferred
   from other funding options......          64,522          266,223       6,578,863        7,044,542
Units redeemed and transferred to
   other funding options...........       (353,750)        (688,208)     (8,458,239)      (8,095,275)
                                     --------------  ---------------  --------------  ---------------
Units end of year..................       2,475,614        2,764,842       9,792,353       11,671,729
                                     ==============  ===============  ==============  ===============


                                                                       MSF FRONTIER
                                                MSF DAVIS                 MID CAP              MSF JENNISON
                                              VENTURE VALUE               GROWTH                  GROWTH
                                               SUB-ACCOUNT              SUB-ACCOUNT             SUB-ACCOUNT
                                     -------------------------------  --------------  ------------------------------
                                          2013            2012           2013 (d)          2013            2012
                                     --------------  ---------------  --------------  --------------  --------------

Units beginning of year............      12,607,989       14,326,344              --      11,335,513       4,345,644
Units issued and transferred
   from other funding options......         721,582          609,658         679,799         752,651       8,593,297
Units redeemed and transferred to
   other funding options...........     (2,161,888)      (2,328,013)        (84,739)     (1,986,203)     (1,603,428)
                                     --------------  ---------------  --------------  --------------  --------------
Units end of year..................      11,167,683       12,607,989         595,060      10,101,961      11,335,513
                                     ==============  ===============  ==============  ==============  ==============


                                               MSF LOOMIS
                                              SAYLES SMALL
                                               CAP GROWTH
                                               SUB-ACCOUNT
                                     -------------------------------
                                          2013            2012
                                     --------------  --------------

Units beginning of year............       1,207,677       1,364,085
Units issued and transferred
   from other funding options......         139,843         121,289
Units redeemed and transferred to
   other funding options...........       (306,875)       (277,697)
                                     --------------  --------------
Units end of year..................       1,040,645       1,207,677
                                     ==============  ==============

                                                                           MSF MET/DIMENSIONAL
                                             MSF MET/ARTISAN                  INTERNATIONAL                    MSF METLIFE
                                              MID CAP VALUE                   SMALL COMPANY                MID CAP STOCK INDEX
                                               SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------  -------------------------------  ------------------------------
                                          2013            2012            2013            2012             2013            2012
                                     --------------  --------------  --------------  ---------------  --------------  --------------

Units beginning of year............       2,399,851       2,732,053         132,829          165,015         157,701         128,329
Units issued and transferred
   from other funding options......         242,557         115,302          80,230           36,030          74,178          70,540
Units redeemed and transferred to
   other funding options...........       (395,234)       (447,504)        (32,917)         (68,216)        (50,419)        (41,168)
                                     --------------  --------------  --------------  ---------------  --------------  --------------
Units end of year..................       2,247,174       2,399,851         180,142          132,829         181,460         157,701
                                     ==============  ==============  ==============  ===============  ==============  ==============



                                              MSF METLIFE                                                        MSF MFS
                                              STOCK INDEX                 MSF MFS TOTAL RETURN                    VALUE
                                              SUB-ACCOUNT                      SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------  ------------------------------  -------------------------------
                                          2013            2012            2013            2012            2013             2012
                                     --------------  --------------  --------------  --------------  ---------------  --------------

Units beginning of year............       2,675,025       2,855,765       2,882,861       3,108,333        2,908,311       2,696,793
Units issued and transferred
   from other funding options......         321,996         554,780         108,127         204,749        6,808,878         651,052
Units redeemed and transferred to
   other funding options...........       (482,195)       (735,520)       (445,902)       (430,221)      (1,271,076)       (439,534)
                                     --------------  --------------  --------------  --------------  ---------------  --------------
Units end of year..................       2,514,826       2,675,025       2,545,086       2,882,861        8,446,113       2,908,311
                                     ==============  ==============  ==============  ==============  ===============  ==============

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONCLUDED)
    FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012:


                                                MSF MSCI                      MSF NEUBERGER
                                               EAFE INDEX                    BERMAN GENESIS              MSF RUSSELL 2000 INDEX
                                               SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------  -------------------------------  ------------------------------
                                          2013            2012            2013             2012            2013            2012
                                     --------------  --------------  --------------  ---------------  --------------  --------------

Units beginning of year............         115,412          69,134          86,174           96,711         120,336          93,349
Units issued and transferred
   from other funding options......          77,482          98,429       2,447,259            9,111         140,921          84,112
Units redeemed and transferred to
   other funding options...........        (59,218)        (52,151)       (302,154)         (19,648)        (55,865)        (57,125)
                                     --------------  --------------  --------------  ---------------  --------------  --------------
Units end of year..................         133,676         115,412       2,231,279           86,174         205,392         120,336
                                     ==============  ==============  ==============  ===============  ==============  ==============


                                           MSF T. ROWE PRICE                MSF T. ROWE PRICE              MSF VAN ECK GLOBAL
                                           LARGE CAP GROWTH                 SMALL CAP GROWTH                NATURAL RESOURCES
                                              SUB-ACCOUNT                      SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------  ------------------------------  -------------------------------
                                          2013            2012            2013            2012            2013             2012
                                     --------------  --------------  --------------  --------------  ---------------  --------------

Units beginning of year............       2,780,202       3,161,388         487,872         554,041          313,419         286,505
Units issued and transferred
   from other funding options......       2,252,762         186,023          45,491          43,400           76,689         106,874
Units redeemed and transferred to
   other funding options...........     (1,470,919)       (567,209)       (103,540)       (109,569)        (121,761)        (79,960)
                                     --------------  --------------  --------------  --------------  ---------------  --------------
Units end of year..................       3,562,045       2,780,202         429,823         487,872          268,347         313,419
                                     ==============  ==============  ==============  ==============  ===============  ==============

                                               MSF WESTERN                  MSF WESTERN ASSET
                                            ASSET MANAGEMENT                   MANAGEMENT                       PIMCO VIT
                                      STRATEGIC BOND OPPORTUNITIES           U.S. GOVERNMENT                   HIGH YIELD
                                               SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------  -------------------------------  ------------------------------
                                          2013            2012            2013            2012             2013            2012
                                     --------------  --------------  --------------  ---------------  --------------  --------------

Units beginning of year............         349,579         469,062         690,001          773,166         431,112         440,506
Units issued and transferred
   from other funding options......          20,347          44,944          62,481          167,277          31,093          60,216
Units redeemed and transferred to
   other funding options...........       (138,511)       (164,427)       (304,326)        (250,442)       (101,628)        (69,610)
                                     --------------  --------------  --------------  ---------------  --------------  --------------
Units end of year..................         231,415         349,579         448,156          690,001         360,577         431,112
                                     ==============  ==============  ==============  ===============  ==============  ==============



                                               PIMCO VIT                        PUTNAM VT                       PUTNAM VT
                                             LOW DURATION                     EQUITY INCOME                 MULTI-CAP GROWTH
                                              SUB-ACCOUNT                      SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------  ------------------------------  -------------------------------
                                          2013            2012            2013            2012            2013             2012
                                     --------------  --------------  --------------  --------------  ---------------  --------------

Units beginning of year............         761,796         803,010       1,285,126       1,542,735          152,212         176,234
Units issued and transferred
   from other funding options......          72,158          81,006           9,945          27,151            7,500          22,272
Units redeemed and transferred to
   other funding options...........       (217,618)       (122,220)       (212,550)       (284,760)         (32,626)        (46,294)
                                     --------------  --------------  --------------  --------------  ---------------  --------------
Units end of year..................         616,336         761,796       1,082,521       1,285,126          127,086         152,212
                                     ==============  ==============  ==============  ==============  ===============  ==============

                                                  RUSSELL                            RUSSELL
                                             AGGRESSIVE EQUITY                      CORE BOND
                                                SUB-ACCOUNT                        SUB-ACCOUNT
                                     ---------------------------------  ---------------------------------
                                           2013             2012              2013             2012
                                     ---------------  ----------------  ---------------  ----------------

Units beginning of year............          104,956           142,278          447,192           550,331
Units issued and transferred
   from other funding options......            3,093             5,438           16,840            14,667
Units redeemed and transferred to
   other funding options...........         (29,653)          (42,760)        (103,069)         (117,806)
                                     ---------------  ----------------  ---------------  ----------------
Units end of year..................           78,396           104,956          360,963           447,192
                                     ===============  ================  ===============  ================


                                                  RUSSELL                           RUSSELL
                                       GLOBAL REAL ESTATE SECURITIES          MULTI-STYLE EQUITY
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  ---------------------------------
                                          2013              2012             2013              2012
                                     ---------------  ---------------  ----------------  ---------------

Units beginning of year............           37,475           41,404           604,659          727,966
Units issued and transferred
   from other funding options......            1,046            2,244             9,079           41,207
Units redeemed and transferred to
   other funding options...........          (8,152)          (6,173)         (145,287)        (164,514)
                                     ---------------  ---------------  ----------------  ---------------
Units end of year..................           30,369           37,475           468,451          604,659
                                     ===============  ===============  ================  ===============


                                                  RUSSELL
                                                 NON-U.S.
                                                SUB-ACCOUNT
                                     ---------------------------------
                                           2013             2012
                                     ----------------  ---------------

Units beginning of year............           253,272          291,607
Units issued and transferred
   from other funding options......             4,720           19,250
Units redeemed and transferred to
   other funding options...........          (61,881)         (57,585)
                                     ----------------  ---------------
Units end of year..................           196,111          253,272
                                     ================  ===============

(a) For the period January 3, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) Commenced November 12, 2012 and began transactions in 2013.
(d) For the period April 29, 2013 to December 31, 2013.

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS


The Company sells a number of variable annuity products which have unique combinations of features and fees, some of which directly affect the unit values of the Sub-Accounts. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying fund portfolio, for the respective stated periods in the five years ended December 31, 2013:

                                                     AS OF DECEMBER 31
                                       ---------------------------------------------
                                                       UNIT VALUE
                                                        LOWEST TO           NET
                                           UNITS       HIGHEST ($)      ASSETS ($)
                                       ------------  ---------------  --------------
  American Funds Global          2013     2,956,878    35.06 - 42.47     122,929,858
     Growth Sub-Account          2012     3,288,744    27.66 - 33.12     106,822,886
                                 2011     3,568,963    23.00 - 27.23      95,488,976
                                 2010     3,003,389    25.73 - 30.11      88,905,025
                                 2009     2,316,571    23.47 - 27.15      61,956,827

  American Funds Global Small    2013       749,861    33.79 - 40.47      29,677,012
     Capitalization Sub-Account  2012       834,626    26.85 - 31.78      25,978,567
                                 2011       874,335    23.15 - 27.10      23,246,445
                                 2010       629,226    29.19 - 33.77      20,866,196
                                 2009       467,145    24.30 - 27.79      12,780,124

  American Funds Growth          2013       574,333  190.29 - 268.43     147,932,755
     Sub-Account                 2012       647,004  149.07 - 207.87     129,432,083
                                 2011       675,749  128.88 - 177.66     115,994,216
                                 2010       592,460  137.22 - 186.99     107,174,849
                                 2009       464,628  117.84 - 158.75      71,786,632

  DWS II Government & Agency     2013        27,802    16.55 - 17.41         482,012
     Securities Sub-Account      2012        38,203    17.38 - 18.21         693,006
                                 2011        44,817    17.19 - 17.95         801,100
                                 2010        52,265    16.29 - 16.94         880,629
                                 2009        57,534    15.56 - 16.11         922,516

  Fidelity VIP Equity-Income     2013       284,993    17.68 - 78.22       6,033,100
     Sub-Account                 2012       296,910    14.08 - 61.99       5,082,102
                                 2011       302,862    12.25 - 53.66       4,481,906
                                 2010       316,838    12.39 - 54.00       4,614,949
                                 2009       373,302    10.98 - 47.61       4,805,353

  Fidelity VIP Growth            2013         8,546    14.85 - 14.93         126,880
     Opportunities Sub-Account   2012        10,011    10.92 - 10.98         109,300
                                 2011         9,765      9.26 - 9.31          90,395
                                 2010        11,887      9.18 - 9.23         109,119
                                 2009        19,375      7.52 - 7.56         145,775

  FTVIPT Templeton Foreign       2013     1,554,373    16.25 - 41.67      30,101,114
     Securities Sub-Account      2012     1,747,933    13.46 - 34.33      28,052,934
                                 2011     1,900,147    11.59 - 29.42      26,237,200
                                 2010     2,172,428    13.20 - 33.35      33,779,312
                                 2009     2,349,812    12.40 - 31.17      34,089,823



                                                 FOR THE YEAR ENDED DECEMBER 31
                                       --------------------------------------------------
                                       INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                          INCOME          LOWEST TO          LOWEST TO
                                         RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                       -------------  ----------------  -----------------
  American Funds Global          2013      1.23         0.75 - 1.90         26.75 - 28.21
     Growth Sub-Account          2012      0.89         0.75 - 1.90         20.24 - 21.64
                                 2011      1.41         0.75 - 1.90      (10.60) - (9.56)
                                 2010      1.61         0.75 - 1.90          9.64 - 10.91
                                 2009      1.69         0.75 - 1.90         39.62 - 41.24

  American Funds Global Small    2013      0.87         0.75 - 1.90         25.87 - 27.32
     Capitalization Sub-Account  2012      1.34         0.75 - 1.90         15.94 - 17.29
                                 2011      1.32         0.75 - 1.90     (20.66) - (19.75)
                                 2010      1.78         0.75 - 1.90         20.11 - 21.50
                                 2009      0.36         0.75 - 1.90         58.26 - 60.09

  American Funds Growth          2013      0.92         0.75 - 1.90         27.65 - 29.13
     Sub-Account                 2012      0.79         0.75 - 1.90         15.66 - 17.01
                                 2011      0.64         0.75 - 1.90       (6.08) - (4.99)
                                 2010      0.78         0.75 - 1.90         16.45 - 17.79
                                 2009      0.83         0.75 - 1.90         36.79 - 38.37

  DWS II Government & Agency     2013      3.03         1.40 - 1.80       (4.77) - (4.39)
     Securities Sub-Account      2012      3.93         1.40 - 1.80           1.08 - 1.49
                                 2011      4.42         1.40 - 1.80           5.55 - 5.97
                                 2010      4.83         1.40 - 1.80           4.71 - 5.13
                                 2009      4.59         1.40 - 1.80           6.16 - 6.58

  Fidelity VIP Equity-Income     2013      2.29         1.30 - 1.90         25.42 - 26.37
     Sub-Account                 2012      2.95         1.30 - 1.90         14.84 - 15.67
                                 2011      2.34         1.30 - 1.90       (1.24) - (0.42)
                                 2010      1.56         1.30 - 1.90         12.75 - 13.55
                                 2009      2.05         1.30 - 1.90         27.44 - 28.40

  Fidelity VIP Growth            2013      0.29                1.40                 35.98
     Opportunities Sub-Account   2012      0.41                1.40                 17.94
                                 2011      0.16                1.40                  0.88
                                 2010      0.17                1.40         22.01 - 22.02
                                 2009      0.45                1.40         43.83 - 43.84

  FTVIPT Templeton Foreign       2013      2.41         0.85 - 1.90         20.66 - 22.23
     Securities Sub-Account      2012      3.07         0.85 - 1.90         16.00 - 17.59
                                 2011      1.77         0.85 - 1.90     (12.32) - (11.20)
                                 2010      1.93         0.85 - 1.90           6.37 - 7.76
                                 2009      3.41         0.85 - 1.90         34.47 - 36.18



          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                     AS OF DECEMBER 31
                                      ---------------------------------------------
                                                       UNIT VALUE
                                                        LOWEST TO           NET
                                          UNITS        HIGHEST ($)      ASSETS ($)
                                      ------------  ----------------  -------------
  Invesco V.I. International    2013       283,154     14.74 - 32.07      6,558,263
     Growth Sub-Account         2012       317,002     12.49 - 27.37      6,259,165
                                2011       353,287     10.90 - 24.06      6,118,917
                                2010       414,083     11.79 - 26.20      7,768,778
                                2009       461,755     10.54 - 23.57      7,800,513

  MIST AllianceBernstein        2013     2,343,122     11.37 - 11.79     27,463,161
     Global Dynamic Allocation  2012     2,054,165     10.44 - 10.68     21,873,079
     Sub-Account
     (Commenced 1/3/2012)

  MIST American Funds           2013    20,252,050     11.90 - 12.56    250,188,184
     Balanced Allocation        2012    22,206,090     10.27 - 10.74    235,164,571
     Sub-Account                2011    23,015,262       9.25 - 9.58    218,152,622
                                2010    23,898,755       9.67 - 9.92    235,131,655
                                2009    22,597,437       8.81 - 8.96    201,424,344

  MIST American Funds Growth    2013    20,846,163     11.83 - 12.56    257,567,705
     Allocation Sub-Account     2012    22,492,160      9.68 - 10.17    225,771,481
                                2011    23,752,669       8.53 - 8.87    208,535,138
                                2010    24,332,553       9.17 - 9.43    227,823,049
                                2009    23,471,136       8.29 - 8.42    196,705,615

  MIST American Funds Growth    2013     2,337,771     12.15 - 12.90     29,652,918
     Sub-Account                2012     2,590,163      9.59 - 10.07     25,736,857
                                2011     2,895,296       8.39 - 8.69     24,917,298
                                2010     3,139,868       9.00 - 9.23     28,767,917
                                2009     3,506,399       7.78 - 7.90     27,597,870

  MIST American Funds           2013     9,940,708     11.71 - 12.32    120,520,419
     Moderate Allocation        2012    11,686,297     10.54 - 11.00    126,809,368
     Sub-Account                2011    13,006,670      9.72 - 10.05    129,356,533
                                2010    13,667,445      9.92 - 10.16    137,833,796
                                2009    13,452,576       9.23 - 9.37    125,390,131

  MIST AQR Global Risk          2013     1,320,863     10.78 - 11.21     14,540,600
     Balanced Sub-Account       2012     1,382,713     11.40 - 11.69     16,016,430
     (Commenced 1/3/2012)

  MIST BlackRock Global         2013     5,138,582     10.96 - 11.40     58,089,937
     Tactical Strategies        2012     4,283,793     10.18 - 10.41     44,438,080
     Sub-Account
     (Commenced 1/3/2012)

  MIST BlackRock High Yield     2013       669,873     22.60 - 29.06     17,263,570
     Sub-Account                2012       677,325     21.13 - 26.78     16,244,048
                                2011       600,616     18.54 - 23.15     12,434,639
                                2010       730,796     18.51 - 22.79     14,888,941
                                2009       517,570     16.35 - 19.84      9,210,269

  MIST BlackRock Large Cap      2013       529,861     12.68 - 15.20      7,879,461
     Core Sub-Account           2012       593,073      9.63 - 11.41      6,609,137
     (Commenced 5/4/2009)       2011       526,928      8.66 - 10.15      5,254,597
                                2010       264,061      8.81 - 10.21      2,642,554
                                2009        85,136       7.99 - 9.15        768,673

                                                FOR THE YEAR ENDED DECEMBER 31
                                      -------------------------------------------------
                                      INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                         INCOME          LOWEST TO         LOWEST TO
                                        RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                      -------------  ----------------  ----------------
  Invesco V.I. International    2013      1.09         0.85 - 1.90        16.48 - 18.01
     Growth Sub-Account         2012      1.34         0.85 - 1.90        13.07 - 14.55
                                2011      1.38         0.85 - 1.90      (8.74) - (7.53)
                                2010      1.97         0.85 - 1.90        10.49 - 11.91
                                2009      1.43         0.85 - 1.90        32.37 - 34.11

  MIST AllianceBernstein        2013      1.26         0.75 - 2.10         8.84 - 10.32
     Global Dynamic Allocation  2012      0.06         0.75 - 2.10          2.93 - 9.26
     Sub-Account
     (Commenced 1/3/2012)

  MIST American Funds           2013      1.38         1.30 - 2.25        15.90 - 17.00
     Balanced Allocation        2012      1.69         1.30 - 2.25        10.99 - 12.06
     Sub-Account                2011      1.29         1.30 - 2.25      (4.29) - (3.40)
                                2010      1.15         1.30 - 2.25         9.67 - 10.72
                                2009        --         1.30 - 2.25        26.44 - 27.65

  MIST American Funds Growth    2013      1.03         1.30 - 2.35        22.20 - 23.49
     Allocation Sub-Account     2012      1.21         1.30 - 2.35        13.45 - 14.65
                                2011      1.11         1.30 - 2.35      (6.95) - (5.96)
                                2010      0.88         1.30 - 2.35        10.86 - 12.02
                                2009        --         1.30 - 2.20        31.11 - 32.31

  MIST American Funds Growth    2013      0.44         1.30 - 2.35        26.77 - 28.11
     Sub-Account                2012      0.32         1.30 - 2.35        14.67 - 15.89
                                2011      0.36         1.30 - 2.25      (6.71) - (5.83)
                                2010      0.24         1.30 - 2.25        15.69 - 16.79
                                2009        --         1.30 - 2.25        35.80 - 37.09

  MIST American Funds           2013      1.67         1.30 - 2.20        11.05 - 12.05
     Moderate Allocation        2012      2.05         1.30 - 2.20          8.42 - 9.40
     Sub-Account                2011      1.58         1.30 - 2.20      (1.99) - (1.10)
                                2010      1.57         1.30 - 2.20          7.52 - 8.50
                                2009        --         1.30 - 2.20        20.71 - 21.79

  MIST AQR Global Risk          2013      2.19         0.75 - 2.20      (5.49) - (4.11)
     Balanced Sub-Account       2012      0.01         0.75 - 2.20          3.10 - 9.73
     (Commenced 1/3/2012)

  MIST BlackRock Global         2013      1.30         0.75 - 2.20          7.91 - 9.48
     Tactical Strategies        2012        --         0.75 - 2.10          2.75 - 8.32
     Sub-Account
     (Commenced 1/3/2012)

  MIST BlackRock High Yield     2013      6.41         0.75 - 2.20          6.95 - 8.52
     Sub-Account                2012      6.62         0.75 - 2.20        13.99 - 15.67
                                2011      6.61         0.75 - 2.20          0.12 - 1.58
                                2010      3.63         0.75 - 2.20        13.26 - 14.91
                                2009      4.10         0.75 - 2.20        29.21 - 44.75

  MIST BlackRock Large Cap      2013      1.19         0.75 - 1.90        31.65 - 33.17
     Core Sub-Account           2012      0.95         0.75 - 1.90        11.18 - 12.47
     (Commenced 5/4/2009)       2011      0.81         0.75 - 1.90      (1.71) - (0.58)
                                2010      0.86         0.75 - 1.90        10.25 - 11.53
                                2009        --         0.75 - 1.90        22.54 - 23.49

          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                    AS OF DECEMBER 31
                                      ---------------------------------------------
                                                       UNIT VALUE
                                                        LOWEST TO          NET
                                          UNITS        HIGHEST ($)     ASSETS ($)
                                      ------------  ---------------  --------------
  MIST Clarion Global Real      2013     2,239,020    15.36 - 25.05      38,352,561
     Estate Sub-Account         2012     2,350,735    15.19 - 24.49      39,516,123
                                2011     2,528,243    12.34 - 19.66      34,277,327
                                2010     2,647,883    13.39 - 21.05      38,697,331
                                2009     2,963,807    11.80 - 18.36      37,898,569

  MIST ClearBridge Aggressive   2013        23,976  168.63 - 224.52       4,991,149
     Growth II Sub-Account      2012        15,349  133.85 - 176.62       2,480,585
     (Commenced 5/3/2010)       2011         6,927  120.34 - 146.05         924,910
                                2010         2,977  128.95 - 160.04         438,631

  MIST ClearBridge Aggressive   2013     7,836,411    10.80 - 18.18     101,728,824
     Growth Sub-Account         2012     8,735,126     7.52 - 12.63      79,321,095
                                2011     9,600,857     6.43 - 10.78      74,857,416
                                2010     8,476,052     6.97 - 10.56      65,664,571
                                2009     9,606,073      5.76 - 8.63      61,074,016

  MIST Goldman Sachs Mid Cap    2013       926,551    19.93 - 22.07      19,638,139
     Value Sub-Account          2012     1,049,942    15.38 - 16.85      17,068,463
                                2011     1,161,737    13.34 - 14.45      16,271,354
                                2010     1,280,385    14.57 - 15.63      19,465,973
                                2009     1,482,733    12.01 - 12.74      18,467,822

  MIST Harris Oakmark           2013     2,725,021    24.93 - 27.96      72,879,342
     International Sub-Account  2012     2,920,101    19.54 - 21.71      60,795,216
                                2011     3,341,029    15.46 - 17.02      54,661,488
                                2010     3,663,046    18.45 - 20.10      71,132,973
                                2009     4,066,421    16.20 - 17.50      69,004,535

  MIST Invesco Balanced-Risk    2013    18,674,457      1.04 - 1.06      19,667,126
     Allocation Sub-Account     2012    17,553,531      1.04 - 1.05      18,405,844
     (Commenced 4/30/2012)

  MIST Invesco Comstock         2013     8,126,377    14.36 - 16.50     130,402,734
     Sub-Account                2012     8,705,476    10.86 - 12.28     104,439,830
                                2011     9,579,280     9.39 - 10.45      98,062,309
                                2010     9,660,454     9.76 - 10.68     101,320,183
                                2009     9,148,538      8.70 - 9.37      84,373,555

  MIST Invesco Mid Cap Value    2013     5,724,070    31.03 - 39.34     210,304,023
     Sub-Account                2012     6,573,235    24.34 - 30.42     187,671,582
                                2011     7,467,200    21.85 - 26.72     188,118,964
                                2010     8,400,066    23.50 - 27.96     221,952,624
                                2009     9,382,903    19.10 - 22.44     199,636,901

  MIST Invesco Small Cap        2013     2,535,916    14.55 - 25.27      59,587,334
     Growth Sub-Account         2012     2,729,300    10.50 - 18.26      46,464,081
                                2011     3,190,859     8.98 - 15.65      46,716,193
                                2010     3,675,683     9.19 - 16.03      55,371,461
                                2009     4,320,755     7.37 - 12.87      52,644,910



                                                FOR THE YEAR ENDED DECEMBER 31
                                      --------------------------------------------------
                                      INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                         INCOME          LOWEST TO          LOWEST TO
                                        RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                      -------------  ----------------  -----------------
  MIST Clarion Global Real      2013      6.92         0.75 - 2.35           1.14 - 2.77
     Estate Sub-Account         2012      2.07         0.75 - 2.35         23.05 - 25.04
                                2011      3.90         0.75 - 2.35       (7.78) - (6.29)
                                2010      8.38         0.75 - 2.35         13.41 - 15.23
                                2009      3.27         0.75 - 2.35         31.61 - 33.73

  MIST ClearBridge Aggressive   2013      0.43         1.30 - 2.20         25.98 - 27.12
     Growth II Sub-Account      2012      0.18         1.30 - 2.20         19.84 - 20.93
     (Commenced 5/3/2010)       2011      1.56         1.30 - 1.95       (9.33) - (8.74)
                                2010        --         1.30 - 2.05           3.41 - 3.94

  MIST ClearBridge Aggressive   2013      0.25         0.75 - 2.35         42.22 - 44.51
     Growth Sub-Account         2012      0.04         0.75 - 2.35         15.74 - 17.62
                                2011      0.01         0.75 - 2.35         (3.63) - 2.12
                                2010      0.01         1.30 - 2.35         20.92 - 22.32
                                2009      0.02         1.30 - 2.35         29.87 - 31.60

  MIST Goldman Sachs Mid Cap    2013      0.90         1.30 - 2.35         29.57 - 30.94
     Value Sub-Account          2012      0.60         1.30 - 2.35         15.36 - 16.58
                                2011      0.50         1.30 - 2.35       (8.46) - (7.50)
                                2010      1.02         1.30 - 2.35         21.35 - 22.63
                                2009      1.23         1.30 - 2.35         29.24 - 30.59

  MIST Harris Oakmark           2013      2.48         1.30 - 2.35         27.46 - 28.80
     International Sub-Account  2012      1.64         1.30 - 2.35         26.24 - 27.58
                                2011        --         1.30 - 2.35     (16.24) - (15.36)
                                2010      1.96         1.30 - 2.35         13.71 - 14.91
                                2009      8.00         1.30 - 2.35         51.46 - 53.06

  MIST Invesco Balanced-Risk    2013        --         0.75 - 2.20         (0.36) - 1.10
     Allocation Sub-Account     2012      0.57         0.75 - 2.20           3.13 - 4.14
     (Commenced 4/30/2012)

  MIST Invesco Comstock         2013      1.08         0.75 - 2.35         32.25 - 34.38
     Sub-Account                2012      1.29         0.75 - 2.35         15.67 - 17.54
                                2011      1.12         0.75 - 2.35       (3.76) - (2.22)
                                2010      1.50         0.75 - 2.35         12.19 - 14.00
                                2009      2.32         0.75 - 2.35         23.63 - 25.61

  MIST Invesco Mid Cap Value    2013      0.77         0.75 - 2.20         27.47 - 29.52
     Sub-Account                2012      0.47         0.75 - 2.20         12.19 - 14.02
                                2011      0.57         0.75 - 2.15       (5.75) - (4.28)
                                2010      0.64         0.75 - 2.05         22.98 - 24.78
                                2009      2.21         0.75 - 2.05         23.96 - 25.79

  MIST Invesco Small Cap        2013      0.24         1.30 - 2.35         36.92 - 38.58
     Growth Sub-Account         2012        --         1.30 - 2.35         15.47 - 16.85
                                2011        --         1.30 - 2.35       (3.37) - (2.22)
                                2010        --         1.30 - 2.35         23.26 - 24.72
                                2009        --         1.30 - 2.35         30.70 - 32.33



          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                    AS OF DECEMBER 31
                                      --------------------------------------------
                                                      UNIT VALUE
                                                       LOWEST TO          NET
                                          UNITS       HIGHEST ($)     ASSETS ($)
                                      ------------  ---------------  -------------
  MIST JPMorgan Core Bond       2013     1,182,573    10.18 - 10.75     12,506,234
     Sub-Account                2012     1,511,689    10.74 - 11.23     16,737,665
                                2011     1,642,766    10.47 - 10.84     17,623,360
                                2010     1,767,528    10.12 - 10.38     18,209,023
                                2009     1,763,742      9.76 - 9.92     17,394,037

  MIST JPMorgan Global Active   2013     9,103,629      1.13 - 1.16     10,517,817
     Allocation Sub-Account     2012     7,003,217      1.04 - 1.05      7,371,189
     (Commenced 4/30/2012)

  MIST JPMorgan Small Cap       2013       471,677    18.55 - 20.49      9,530,735
     Value Sub-Account          2012       515,860    14.22 - 15.53      7,917,855
                                2011       530,589    12.57 - 13.57      7,126,054
                                2010       396,464    14.29 - 15.25      5,987,971
                                2009       296,874    12.21 - 12.89      3,801,580

  MIST Loomis Sayles Global     2013       919,133    15.69 - 17.00     15,197,549
     Markets Sub-Account        2012     1,042,691    13.71 - 14.71     14,977,462
                                2011       962,736    12.01 - 12.74     12,022,681
                                2010     1,177,416    12.48 - 13.10     15,232,698
                                2009       899,578    10.47 - 10.88      9,662,261

  MIST Lord Abbett Bond         2013     8,075,015    22.88 - 31.79    236,290,033
     Debenture Sub-Account      2012     9,203,760    19.43 - 29.66    252,466,645
                                2011    10,339,658    19.01 - 26.46    254,363,555
                                2010    11,836,616    16.94 - 25.52    281,708,830
                                2009    13,193,447    15.20 - 22.76    280,934,170

  MIST Met/Eaton Vance          2013       442,672    10.76 - 11.18      4,880,212
     Floating Rate Sub-Account  2012       317,752    10.61 - 10.91      3,433,894
     (Commenced 5/3/2010)       2011       213,777    10.15 - 10.30      2,191,750
                                2010        80,368    10.17 - 10.23        819,953

  MIST Met/Franklin Low         2013     2,753,599     9.82 - 10.21     27,817,040
     Duration Total Return      2012     1,766,562     9.92 - 10.16     17,845,860
     Sub-Account                2011     1,106,536      9.72 - 9.81     10,825,502
     (Commenced 5/2/2011)

  MIST Met/Templeton            2013       406,707    13.21 - 13.88      5,578,711
     International Bond         2012       400,203    13.32 - 13.84      5,481,320
     Sub-Account                2011       352,964    11.86 - 12.20      4,276,366
     (Commenced 5/4/2009)       2010       169,000    12.12 - 12.33      2,069,263
                                2009        18,597    10.88 - 10.90        202,561

  MIST MetLife Aggressive       2013    13,877,565    13.36 - 16.82    217,076,586
     Strategy Sub-Account       2012    14,537,359    10.46 - 13.09    178,338,412
                                2011    15,775,326     9.09 - 11.30    168,280,842
                                2010    17,260,094     9.78 - 12.08    198,100,052
                                2009    18,139,859     8.52 - 10.45    181,304,081

  MIST MetLife Balanced Plus    2013     9,766,619    11.55 - 12.01    116,669,137
     Sub-Account                2012     7,650,490    10.33 - 10.58     80,785,959
     (Commenced 1/3/2012)



                                                FOR THE YEAR ENDED DECEMBER 31
                                      --------------------------------------------------
                                      INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                         INCOME          LOWEST TO          LOWEST TO
                                        RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                      -------------  ----------------  -----------------
  MIST JPMorgan Core Bond       2013      0.28         1.30 - 2.25       (4.95) - (4.05)
     Sub-Account                2012      2.52         1.30 - 2.25           2.57 - 3.55
                                2011      2.22         1.30 - 2.25           3.44 - 4.42
                                2010      1.91         1.30 - 2.25           3.74 - 4.73
                                2009        --         1.30 - 2.25          9.63 - 10.67

  MIST JPMorgan Global Active   2013      0.09         0.75 - 2.20          8.57 - 10.16
     Allocation Sub-Account     2012      0.64         0.75 - 2.20           3.12 - 4.13
     (Commenced 4/30/2012)

  MIST JPMorgan Small Cap       2013      0.49         0.75 - 1.90         30.40 - 31.91
     Value Sub-Account          2012      0.64         0.75 - 1.90         13.18 - 14.49
                                2011      1.47         0.75 - 1.90     (12.05) - (11.03)
                                2010      0.69         0.75 - 1.90         17.01 - 18.35
                                2009      0.66         0.75 - 1.90         26.34 - 27.81

  MIST Loomis Sayles Global     2013      2.37         1.30 - 2.35         14.41 - 15.62
     Markets Sub-Account        2012      2.34         1.30 - 2.35         14.20 - 15.41
                                2011      2.49         1.30 - 2.35       (3.77) - (2.75)
                                2010      3.24         1.30 - 2.35         19.18 - 20.43
                                2009      2.06         1.30 - 2.35         37.54 - 39.00

  MIST Lord Abbett Bond         2013      6.79         0.75 - 2.35           5.47 - 7.25
     Debenture Sub-Account      2012      7.24         0.75 - 2.35         10.31 - 12.23
                                2011      6.07         0.75 - 2.35           2.04 - 3.94
                                2010      6.32         0.75 - 2.35         10.34 - 12.22
                                2009      7.43         0.75 - 2.35         33.60 - 35.96

  MIST Met/Eaton Vance          2013      3.46         1.30 - 2.35           1.42 - 2.50
     Floating Rate Sub-Account  2012      3.04         1.30 - 2.35           4.83 - 5.94
     (Commenced 5/3/2010)       2011      2.21         1.30 - 2.20         (0.16) - 0.69
                                2010        --         1.30 - 2.15           1.71 - 2.30

  MIST Met/Franklin Low         2013      1.37         0.75 - 2.20         (1.04) - 0.40
     Duration Total Return      2012      1.86         0.75 - 2.20           2.11 - 3.61
     Sub-Account                2011        --         0.75 - 2.05       (2.63) - (1.79)
     (Commenced 5/2/2011)

  MIST Met/Templeton            2013      1.99         0.75 - 1.80         (0.77) - 0.28
     International Bond         2012      9.65         0.75 - 1.80         12.24 - 13.43
     Sub-Account                2011      6.06         0.75 - 1.80       (2.10) - (1.07)
     (Commenced 5/4/2009)       2010      0.37         0.75 - 1.80          4.20 - 12.08
                                2009        --         1.30 - 1.60           8.80 - 9.00

  MIST MetLife Aggressive       2013      0.76         0.75 - 2.35         26.50 - 28.54
     Strategy Sub-Account       2012      0.64         0.75 - 2.35         14.02 - 15.87
                                2011      1.12         0.75 - 2.35       (7.96) - (6.47)
                                2010      1.21         0.75 - 2.35         13.80 - 15.63
                                2009        --         0.75 - 2.35         29.56 - 31.65

  MIST MetLife Balanced Plus    2013      1.17         0.75 - 2.20         11.87 - 13.51
     Sub-Account                2012        --         0.75 - 2.20          4.08 - 12.26
     (Commenced 1/3/2012)



          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                      AS OF DECEMBER 31
                                        ---------------------------------------------
                                                        UNIT VALUE
                                                         LOWEST TO           NET
                                            UNITS       HIGHEST ($)      ASSETS ($)
                                        ------------  ---------------  --------------
  MIST MetLife Balanced           2013   182,679,654    13.16 - 16.24   2,838,828,931
     Strategy Sub-Account         2012   197,011,812    11.18 - 13.70   2,594,213,239
                                  2011   207,920,698     9.95 - 12.12   2,431,515,757
                                  2010   193,332,452    10.27 - 12.42   2,318,147,547
                                  2009   174,627,957     9.17 - 11.02   1,859,813,329

  MIST MetLife Defensive          2013    28,026,038    13.08 - 15.15     399,075,584
     Strategy Sub-Account         2012    33,742,779    12.28 - 13.99     446,509,240
                                  2011    33,539,911    11.33 - 12.71     405,417,433
                                  2010    31,892,038    11.40 - 12.58     383,256,299
                                  2009    28,585,107    10.52 - 11.43     313,812,189

  MIST MetLife Growth             2013   122,185,355    13.32 - 16.84   1,930,454,961
     Strategy Sub-Account         2012   118,697,237    10.73 - 13.48   1,506,611,565
                                  2011   127,969,483     9.40 - 11.73   1,424,650,304
                                  2010   137,947,035     9.92 - 12.30   1,619,862,396
                                  2009   146,128,352     8.71 - 10.73   1,507,800,031

  MIST MetLife Moderate           2013    66,480,660    13.70 - 15.86   1,005,233,857
     Strategy Sub-Account         2012    71,904,099    12.27 - 13.99     962,702,252
                                  2011    74,398,177    11.18 - 12.54     896,942,380
                                  2010    69,016,105    11.46 - 12.65     840,358,813
                                  2009    61,993,623    10.44 - 11.34     677,808,153

  MIST MetLife Multi-Index        2013       323,641     1.12 - 11.22         377,861
     Targeted Risk Sub-Account
     (Commenced 11/12/2012 and
     began transactions in 2013)

  MIST MFS Emerging Markets       2013     5,244,853    10.29 - 19.86      59,292,583
     Equity Sub-Account           2012     4,605,777    11.09 - 21.16      56,184,457
                                  2011     5,082,239     9.55 - 18.02      52,679,213
                                  2010     5,557,697    12.03 - 22.40      71,913,866
                                  2009     5,035,625     9.96 - 18.32      53,586,138

  MIST MFS Research               2013     7,613,604    15.55 - 26.30     141,100,546
     International Sub-Account    2012     8,474,288    13.34 - 22.18     133,415,326
                                  2011     9,028,217    11.69 - 19.12     123,865,118
                                  2010     9,354,056    13.39 - 21.53     146,069,481
                                  2009     9,683,890    12.29 - 19.45     138,034,495

  MIST Morgan Stanley Mid Cap     2013     3,870,199    17.65 - 20.86      76,130,580
     Growth Sub-Account           2012     4,428,112    12.94 - 15.10      63,342,932
                                  2011     4,659,921    12.07 - 13.90      61,573,810
                                  2010     4,818,910    13.21 - 15.02      68,961,080
                                  2009     4,839,057    10.20 - 11.44      52,932,593

  MIST Oppenheimer Global         2013     2,701,413     1.16 - 28.20      51,152,278
     Equity Sub-Account           2012     1,019,300    18.36 - 22.35      21,942,397
                                  2011     1,147,037    15.67 - 18.58      20,591,996
                                  2010     1,132,139    17.43 - 20.44      22,327,452
                                  2009     1,009,176    15.33 - 17.77      17,331,575



                                                  FOR THE YEAR ENDED DECEMBER 31
                                        --------------------------------------------------
                                        INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                           INCOME          LOWEST TO          LOWEST TO
                                          RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                        -------------  ----------------  -----------------
  MIST MetLife Balanced           2013      2.01         0.75 - 2.35         16.65 - 18.53
     Strategy Sub-Account         2012      2.12         0.75 - 2.35         11.27 - 13.08
                                  2011      1.56         0.75 - 2.35       (3.98) - (2.44)
                                  2010      2.08         0.75 - 2.35         10.96 - 12.74
                                  2009        --         0.75 - 2.35         25.35 - 27.39

  MIST MetLife Defensive          2013      3.02         0.75 - 2.35           6.55 - 8.26
     Strategy Sub-Account         2012      2.80         0.75 - 2.35          8.32 - 10.08
                                  2011      2.22         0.75 - 2.35         (0.59) - 1.02
                                  2010      3.15         0.75 - 2.35          8.32 - 10.07
                                  2009      2.86         0.75 - 2.35         20.05 - 22.00

  MIST MetLife Growth             2013      1.42         0.75 - 2.35         22.99 - 24.97
     Strategy Sub-Account         2012      1.65         0.75 - 2.35         13.02 - 14.85
                                  2011      1.54         0.75 - 2.35       (6.10) - (4.59)
                                  2010      1.72         0.75 - 2.35         12.81 - 14.62
                                  2009        --         0.75 - 2.35         27.08 - 29.13

  MIST MetLife Moderate           2013      2.37         0.75 - 2.35         11.57 - 13.37
     Strategy Sub-Account         2012      2.63         0.75 - 2.35          9.77 - 11.55
                                  2011      1.80         0.75 - 2.35       (2.43) - (0.86)
                                  2010      2.53         0.75 - 2.35          9.79 - 11.55
                                  2009      3.26         0.75 - 2.35         23.16 - 25.14

  MIST MetLife Multi-Index        2013      0.40         0.75 - 1.95          4.18 - 12.10
     Targeted Risk Sub-Account
     (Commenced 11/12/2012 and
     began transactions in 2013)

  MIST MFS Emerging Markets       2013      1.08         0.75 - 2.35       (7.19) - (5.69)
     Equity Sub-Account           2012      0.76         0.75 - 2.35         16.12 - 18.00
                                  2011      1.48         0.75 - 2.35     (20.59) - (19.31)
                                  2010      1.00         0.75 - 2.35         20.79 - 22.72
                                  2009      1.59         0.75 - 2.35         65.01 - 67.70

  MIST MFS Research               2013      2.60         0.75 - 2.35         16.49 - 18.57
     International Sub-Account    2012      1.96         0.75 - 2.35         13.98 - 15.98
                                  2011      1.94         0.75 - 2.35     (12.79) - (11.19)
                                  2010      1.75         0.75 - 2.35          8.83 - 10.71
                                  2009      3.20         0.75 - 2.35         28.50 - 30.81

  MIST Morgan Stanley Mid Cap     2013      0.65         0.75 - 1.90         36.41 - 38.12
     Growth Sub-Account           2012        --         0.75 - 1.90           7.21 - 8.62
                                  2011      0.61         0.75 - 1.90       (8.67) - (7.45)
                                  2010      0.03         0.75 - 1.90         29.60 - 31.28
                                  2009        --         0.75 - 1.90         54.31 - 56.49

  MIST Oppenheimer Global         2013      1.02         0.75 - 1.90         15.71 - 26.16
     Equity Sub-Account           2012      1.40         0.75 - 1.90         18.88 - 20.27
                                  2011      1.75         0.75 - 1.90      (10.12) - (9.09)
                                  2010      1.31         0.75 - 1.90         13.75 - 15.06
                                  2009      2.19         0.75 - 1.90         37.17 - 38.75



          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                     AS OF DECEMBER 31
                                       ---------------------------------------------
                                                       UNIT VALUE
                                                        LOWEST TO           NET
                                           UNITS       HIGHEST ($)      ASSETS ($)
                                       ------------  ---------------  --------------
  MIST PIMCO Inflation           2013     7,016,914    13.13 - 15.58     102,943,846
     Protected Bond Sub-Account  2012     7,448,982    14.82 - 17.30     121,500,435
                                 2011     7,526,508    13.90 - 15.97     113,654,208
                                 2010     7,113,170    12.81 - 14.48      97,212,565
                                 2009     6,189,735    12.17 - 13.54      79,015,035

  MIST PIMCO Total Return        2013    28,505,547    15.63 - 19.26     508,804,270
     Sub-Account                 2012    31,210,077    16.29 - 19.76     572,578,074
                                 2011    32,853,798    15.25 - 18.19     558,129,340
                                 2010    30,861,530    15.12 - 17.74     512,523,271
                                 2009    29,925,971    14.30 - 16.50     463,386,876

  MIST Pioneer Fund              2013     4,579,355    14.50 - 28.98      99,844,002
     Sub-Account                 2012     5,289,087    11.05 - 21.94      87,399,431
                                 2011     5,949,995    10.14 - 19.99      88,342,563
                                 2010     6,459,343    10.77 - 21.10     100,019,549
                                 2009     7,155,477     9.40 - 18.29      95,301,242

  MIST Pioneer Strategic         2013       754,973    13.33 - 32.36      16,641,496
     Income Sub-Account          2012       624,096    13.43 - 32.11      14,636,515
                                 2011       610,107    12.32 - 28.98      12,748,172
                                 2010       420,179    12.19 - 28.18       9,868,843
                                 2009       243,858    21.60 - 25.31       5,986,626

  MIST Pyramis Government        2013       438,370    10.11 - 10.48       4,570,971
     Income Sub-Account          2012       544,311    10.81 - 11.06       5,996,997
     (Commenced 1/3/2012)

  MIST Pyramis Managed Risk      2013       331,304    10.69 - 10.80       3,558,035
     Sub-Account
     (Commenced 4/29/2013)

  MIST Schroders Global          2013     8,352,078      1.14 - 1.17       9,704,669
     Multi-Asset Sub-Account     2012     5,045,943      1.06 - 1.07       5,397,219
     (Commenced 4/30/2012)

  MIST SSgA Growth and Income    2013    11,486,433    13.50 - 15.22     168,487,815
     ETF Sub-Account             2012    12,363,629    12.22 - 13.58     162,452,437
                                 2011    12,724,330    11.07 - 12.13     149,799,689
                                 2010    10,621,952    11.20 - 12.09     124,729,784
                                 2009     7,874,421    10.20 - 10.85      83,204,629

  MIST SSgA Growth ETF           2013     4,117,987    13.44 - 15.14      58,808,947
     Sub-Account                 2012     4,134,490    11.63 - 12.92      50,750,185
                                 2011     4,414,150    10.44 - 11.32      47,811,625
                                 2010     4,136,142    10.88 - 11.65      46,397,024
                                 2009     3,535,741     9.77 - 10.28      35,260,685

  MIST T. Rowe Price Large Cap   2013     9,112,590    22.13 - 83.67     661,694,916
     Value Sub-Account           2012    10,675,620    16.64 - 62.93     586,755,456
                                 2011    12,522,601    14.19 - 53.66     590,684,856
                                 2010    14,134,367    14.87 - 56.24     702,128,967
                                 2009    15,593,590    12.78 - 48.34     669,088,087



                                                FOR THE YEAR ENDED DECEMBER 31
                                       -------------------------------------------------
                                       INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                          INCOME          LOWEST TO         LOWEST TO
                                         RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                       -------------  ----------------  ----------------
  MIST PIMCO Inflation           2013      2.16         0.75 - 2.35     (11.38) - (9.95)
     Protected Bond Sub-Account  2012      3.02         0.75 - 2.35          6.58 - 8.31
                                 2011      1.61         0.75 - 2.35         8.56 - 10.31
                                 2010      2.31         0.75 - 2.35          5.26 - 6.96
                                 2009      3.36         0.75 - 2.35         9.41 - 16.53

  MIST PIMCO Total Return        2013      4.27         0.75 - 2.35      (4.19) - (2.55)
     Sub-Account                 2012      3.17         0.75 - 2.35          6.72 - 8.63
                                 2011      2.67         0.75 - 2.35          0.78 - 2.55
                                 2010      3.54         0.75 - 2.35          5.65 - 7.50
                                 2009      6.88         0.75 - 2.35        15.29 - 17.39

  MIST Pioneer Fund              2013      3.25         0.75 - 2.20        29.83 - 32.08
     Sub-Account                 2012      1.52         0.75 - 1.95          8.23 - 9.76
                                 2011      1.23         0.75 - 1.95      (6.70) - (5.26)
                                 2010      0.90         0.75 - 2.20        13.41 - 15.35
                                 2009      0.10         0.75 - 2.05        21.55 - 27.31

  MIST Pioneer Strategic         2013      4.55         0.75 - 2.20        (0.80) - 0.79
     Income Sub-Account          2012      4.74         0.75 - 2.20         9.02 - 10.79
                                 2011      4.46         0.75 - 2.20          1.22 - 2.86
                                 2010      4.43         0.75 - 2.15         4.78 - 11.34
                                 2009      4.86         0.75 - 1.90        30.59 - 32.09

  MIST Pyramis Government        2013      1.54         0.75 - 2.10      (6.50) - (5.23)
     Income Sub-Account          2012      0.01         0.75 - 2.10          1.07 - 2.37
     (Commenced 1/3/2012)

  MIST Pyramis Managed Risk      2013      1.43         0.75 - 2.20          4.69 - 5.72
     Sub-Account
     (Commenced 4/29/2013)

  MIST Schroders Global          2013      0.01         0.75 - 2.20          7.72 - 9.29
     Multi-Asset Sub-Account     2012      1.42         0.75 - 2.00          5.25 - 6.14
     (Commenced 4/30/2012)

  MIST SSgA Growth and Income    2013      2.51         0.75 - 2.20        10.47 - 12.09
     ETF Sub-Account             2012      2.36         0.75 - 2.20        10.38 - 12.00
                                 2011      1.68         0.75 - 2.20        (1.13) - 0.31
                                 2010      1.27         0.75 - 2.20         9.80 - 11.40
                                 2009      1.93         0.75 - 2.20        22.17 - 24.32

  MIST SSgA Growth ETF           2013      2.05         0.75 - 2.20        15.50 - 17.19
     Sub-Account                 2012      1.95         0.75 - 2.20        12.52 - 14.17
                                 2011      1.58         0.75 - 2.05      (4.12) - (2.86)
                                 2010      1.51         0.75 - 2.05        11.84 - 13.30
                                 2009      1.73         0.75 - 1.95        26.60 - 28.99

  MIST T. Rowe Price Large Cap   2013      1.63         0.75 - 2.35        30.67 - 32.96
     Value Sub-Account           2012      1.56         0.75 - 2.35        15.22 - 17.27
                                 2011      0.75         0.75 - 2.35      (6.24) - (4.58)
                                 2010      1.14         0.75 - 2.35        14.30 - 16.33
                                 2009      2.37         0.75 - 2.35        15.64 - 17.67



          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                   AS OF DECEMBER 31
                                     --------------------------------------------
                                                     UNIT VALUE
                                                      LOWEST TO          NET
                                         UNITS       HIGHEST ($)     ASSETS ($)
                                     ------------  ---------------  -------------
  MIST T. Rowe Price Mid Cap   2013     5,748,937    13.81 - 16.36     86,470,627
     Growth Sub-Account        2012     6,292,266    10.34 - 12.08     70,400,134
                               2011     6,972,220     9.30 - 10.72     69,666,727
                               2010     8,396,880     9.67 - 10.99     86,739,534
                               2009     9,444,336      7.75 - 8.68     77,636,322

  MIST Third Avenue Small Cap  2013     2,514,889    21.87 - 27.37     59,255,307
     Value Sub-Account         2012     2,744,669    16.91 - 20.89     49,647,860
                               2011     3,218,372    14.67 - 17.92     50,131,398
                               2010     3,834,160    16.49 - 19.90     66,822,076
                               2009     3,942,016    14.06 - 16.80     58,216,200

  MSF Baillie Gifford          2013     1,512,891     9.52 - 16.46     19,482,882
     International Stock       2012       407,507     8.38 - 14.42      5,455,286
     Sub-Account               2011       430,001     7.11 - 12.18      4,882,027
                               2010       457,537     9.00 - 15.39      6,585,095
                               2009       483,148     8.51 - 14.52      6,592,339

  MSF Barclays Aggregate Bond  2013       216,740     1.71 - 17.79      3,330,462
     Index Sub-Account         2012       192,855    14.98 - 17.02      3,109,297
     (Commenced 5/4/2009)      2011       175,717    14.79 - 16.65      2,752,709
                               2010       133,054    14.11 - 15.74      1,975,112
                               2009       100,819    13.65 - 15.09      1,430,073

  MSF BlackRock Bond Income    2013     1,437,795    49.17 - 69.72     93,928,276
     Sub-Account               2012     1,413,863    50.63 - 70.96     93,742,723
                               2011     1,437,066    48.10 - 66.65     89,516,238
                               2010     1,330,597    46.11 - 63.17     78,335,454
                               2009     1,093,871    43.49 - 58.89     59,758,262

  MSF BlackRock Capital        2013     2,475,614     1.80 - 49.93     11,748,732
     Appreciation Sub-Account  2012     2,764,842     1.36 - 37.48      9,869,170
     (Commenced 5/4/2009)      2011     3,186,827     1.20 - 33.02      9,935,283
                               2010     3,626,675     1.34 - 36.53     10,802,846
                               2009     4,337,851     1.14 - 30.72      9,259,728

  MSF BlackRock Money Market   2013     9,792,353     9.13 - 11.03     97,827,704
     Sub-Account               2012    11,671,729     9.33 - 11.11    118,277,869
                               2011    12,722,462     9.55 - 11.20    130,635,278
                               2010    12,146,399     9.77 - 11.28    126,563,583
                               2009    16,896,220     9.99 - 11.37    178,892,462

  MSF Davis Venture Value      2013    11,167,683    16.00 - 52.46    231,721,832
     Sub-Account               2012    12,607,989    12.26 - 39.59    199,635,905
                               2011    14,326,344    11.12 - 35.39    203,251,430
                               2010    16,224,420    11.87 - 37.21    239,139,043
                               2009    17,270,503    10.86 - 33.53    226,832,922

  MSF Frontier Mid Cap         2013       595,060    16.33 - 18.08     10,360,655
     Growth Sub-Account
     (Commenced 4/29/2013)



                                               FOR THE YEAR ENDED DECEMBER 31
                                     --------------------------------------------------
                                     INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                        INCOME          LOWEST TO          LOWEST TO
                                       RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                     -------------  ----------------  -----------------
  MIST T. Rowe Price Mid Cap   2013      0.23         0.85 - 2.35         33.41 - 35.42
     Growth Sub-Account        2012        --         0.85 - 2.35         11.03 - 12.72
                               2011        --         0.85 - 2.35       (3.93) - (2.48)
                               2010        --         0.85 - 2.35         24.72 - 26.60
                               2009        --         0.85 - 2.35         42.11 - 44.24

  MIST Third Avenue Small Cap  2013      0.96         1.30 - 2.35         29.37 - 30.97
     Value Sub-Account         2012        --         1.30 - 2.35         15.23 - 16.62
                               2011      1.12         1.30 - 2.35      (11.09) - (9.96)
                               2010      1.22         1.30 - 2.35         17.11 - 18.47
                               2009      1.17         1.30 - 2.35         23.51 - 25.05

  MSF Baillie Gifford          2013      0.52         0.85 - 2.35          9.60 - 14.16
     International Stock       2012      1.11         0.85 - 1.90         17.11 - 18.35
     Sub-Account               2011      1.58         0.85 - 1.90     (21.63) - (20.81)
                               2010      1.39         0.85 - 1.90           4.85 - 5.96
                               2009      0.39         0.85 - 1.90         19.59 - 20.86

  MSF Barclays Aggregate Bond  2013      3.04         0.75 - 2.20       (4.69) - (3.74)
     Index Sub-Account         2012      3.51         1.30 - 2.20           1.32 - 2.24
     (Commenced 5/4/2009)      2011      3.07         1.30 - 2.20           4.83 - 5.77
                               2010      3.58         1.30 - 2.20           3.35 - 4.29
                               2009        --         1.30 - 2.20           2.24 - 2.86

  MSF BlackRock Bond Income    2013      3.75         0.75 - 1.90       (2.87) - (1.75)
     Sub-Account               2012      2.52         0.75 - 1.90           5.25 - 6.48
                               2011      3.71         0.75 - 1.90           4.31 - 5.51
                               2010      3.57         0.75 - 1.90           6.04 - 7.26
                               2009      6.04         0.75 - 1.90           7.13 - 8.37

  MSF BlackRock Capital        2013      0.84         0.75 - 1.90         31.69 - 33.22
     Appreciation Sub-Account  2012      0.32         0.75 - 1.90         12.21 - 13.51
     (Commenced 5/4/2009)      2011      0.19         0.75 - 1.80      (10.57) - (9.63)
                               2010      0.23         0.75 - 1.80         17.68 - 18.93
                               2009        --         0.75 - 1.80         29.20 - 30.09

  MSF BlackRock Money Market   2013        --         0.75 - 2.35       (2.32) - (0.75)
     Sub-Account               2012        --         0.75 - 2.35       (2.34) - (0.75)
                               2011        --         0.75 - 2.35       (2.32) - (0.74)
                               2010        --         0.75 - 2.35       (2.32) - (0.75)
                               2009      0.29         0.75 - 2.35       (2.07) - (0.43)

  MSF Davis Venture Value      2013      1.27         0.75 - 2.35         30.43 - 32.53
     Sub-Account               2012      0.71         0.75 - 2.35         10.07 - 11.86
                               2011      1.03         0.75 - 2.35       (6.40) - (4.89)
                               2010      0.90         0.75 - 2.35          9.22 - 10.98
                               2009      1.38         0.75 - 2.35         28.77 - 30.84

  MSF Frontier Mid Cap         2013        --         1.30 - 2.35         19.21 - 20.07
     Growth Sub-Account
     (Commenced 4/29/2013)



          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                      AS OF DECEMBER 31
                                        ---------------------------------------------
                                                         UNIT VALUE
                                                          LOWEST TO          NET
                                            UNITS        HIGHEST ($)     ASSETS ($)
                                        ------------  ---------------  --------------
  MSF Jennison Growth             2013    10,101,961     7.84 - 22.67     148,420,105
     Sub-Account                  2012    11,335,513     5.81 - 16.72     123,848,829
                                  2011     4,345,644     5.10 - 14.60      49,789,424
                                  2010     4,903,257     5.16 - 14.69      56,877,740
                                  2009     5,323,714     4.70 - 13.31      56,317,673

  MSF Loomis Sayles Small Cap     2013     1,040,645    16.30 - 18.86      18,599,238
     Growth Sub-Account           2012     1,207,677    11.19 - 12.80      14,713,432
                                  2011     1,364,085    10.29 - 11.63      15,165,191
                                  2010     1,509,481    10.21 - 11.41      16,497,569
                                  2009     1,686,737      7.92 - 8.75      14,181,458

  MSF Met/Artisan Mid Cap         2013     2,247,174    19.41 - 21.81      46,665,594
     Value Sub-Account            2012     2,399,851    14.54 - 16.18      37,104,282
                                  2011     2,732,053    13.33 - 14.69      38,493,096
                                  2010     3,104,102    12.80 - 13.98      41,776,284
                                  2009     3,600,989    11.41 - 12.34      42,984,311

  MSF Met/Dimensional             2013       180,142    19.99 - 21.54       3,758,039
     International Small Company  2012       132,829    16.05 - 17.01       2,209,316
     Sub-Account                  2011       165,015    13.88 - 14.54       2,355,244
                                  2010       128,511    16.95 - 17.49       2,210,341
                                  2009        83,514    14.14 - 14.37       1,187,763

  MSF MetLife Mid Cap Stock       2013       181,460    22.01 - 25.37       4,308,813
     Index Sub-Account            2012       157,701    17.30 - 19.36       2,885,826
     (Commenced 5/4/2009)         2011       128,329    15.08 - 16.72       2,022,706
                                  2010        59,087    15.77 - 17.33         972,206
                                  2009        39,029    12.80 - 13.94         521,712

  MSF MetLife Stock Index         2013     2,514,826    13.47 - 17.86      42,940,270
     Sub-Account                  2012     2,675,025    10.35 - 13.74      35,257,651
                                  2011     2,855,765     9.06 - 12.06      33,187,748
                                  2010     2,900,545     9.03 - 12.02      33,773,010
                                  2009     3,098,322     7.97 - 10.64      32,030,625

  MSF MFS Total Return            2013     2,545,086    15.78 - 68.40     106,290,336
     Sub-Account                  2012     2,882,861    13.54 - 58.06     101,343,003
                                  2011     3,108,333    12.38 - 52.56      97,826,866
                                  2010     3,364,172    12.34 - 51.83     100,678,402
                                  2009     3,547,041    11.44 - 47.56      91,620,811

  MSF MFS Value Sub-Account       2013     8,446,113    12.05 - 24.41     199,810,139
                                  2012     2,908,311    15.39 - 18.17      51,556,774
                                  2011     2,696,793    13.48 - 15.74      41,535,628
                                  2010     1,862,563    13.65 - 15.76      28,735,680
                                  2009       962,018    12.52 - 14.28      13,534,623

  MSF MSCI EAFE Index             2013       133,676    13.53 - 15.39       1,975,130
     Sub-Account                  2012       115,412    11.38 - 12.84       1,428,217
     (Commenced 5/4/2009)         2011        69,134     9.86 - 11.03         732,359
                                  2010        52,435    11.54 - 12.79         639,986
                                  2009        40,712    10.94 - 12.03         467,108



                                                  FOR THE YEAR ENDED DECEMBER 31
                                        --------------------------------------------------
                                        INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                           INCOME          LOWEST TO          LOWEST TO
                                          RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                        -------------  ----------------  -----------------
  MSF Jennison Growth             2013      0.23         0.75 - 2.35         33.56 - 35.71
     Sub-Account                  2012      0.01         0.75 - 2.35        (3.90) - 14.69
                                  2011      0.06         0.75 - 2.35       (2.11) - (0.53)
                                  2010      0.41         0.75 - 2.35          8.74 - 10.49
                                  2009        --         0.75 - 2.35         36.32 - 38.52

  MSF Loomis Sayles Small Cap     2013        --         0.75 - 1.90         45.59 - 47.27
     Growth Sub-Account           2012        --         0.75 - 1.90          8.80 - 10.06
                                  2011        --         0.75 - 1.90           0.82 - 1.98
                                  2010        --         0.75 - 1.90         28.88 - 30.36
                                  2009        --         0.75 - 1.90         27.23 - 28.71

  MSF Met/Artisan Mid Cap         2013      0.76         1.30 - 2.35         33.34 - 34.75
     Value Sub-Account            2012      0.79         1.30 - 2.35          8.98 - 10.13
                                  2011      0.78         1.30 - 2.35           4.02 - 5.11
                                  2010      0.59         1.30 - 2.35         12.09 - 13.28
                                  2009      0.83         1.30 - 2.35         37.92 - 39.37

  MSF Met/Dimensional             2013      1.43         0.75 - 2.20         24.83 - 26.65
     International Small Company  2012      2.31         0.75 - 2.15         15.38 - 17.02
     Sub-Account                  2011      2.33         0.75 - 2.15     (18.07) - (16.88)
                                  2010      1.32         0.75 - 2.20         19.74 - 21.67
                                  2009        --         0.75 - 2.15         39.51 - 40.87

  MSF MetLife Mid Cap Stock       2013      0.93         1.30 - 2.35         29.67 - 31.04
     Index Sub-Account            2012      0.70         1.30 - 2.20         14.70 - 15.74
     (Commenced 5/4/2009)         2011      0.64         1.30 - 2.20       (4.36) - (3.50)
                                  2010      0.67         1.30 - 2.20         23.19 - 24.29
                                  2009        --         1.30 - 2.20         28.37 - 29.16

  MSF MetLife Stock Index         2013      1.66         1.30 - 2.20         28.83 - 30.18
     Sub-Account                  2012      1.58         1.30 - 2.20         12.90 - 14.14
                                  2011      1.49         1.30 - 2.20         (0.58) - 0.44
                                  2010      1.59         1.30 - 2.20         12.01 - 13.27
                                  2009      2.43         1.30 - 2.20         23.18 - 24.54

  MSF MFS Total Return            2013      2.42         0.75 - 1.90         16.47 - 17.81
     Sub-Account                  2012      2.67         0.75 - 1.90          9.20 - 10.47
                                  2011      2.55         0.75 - 1.90           0.24 - 1.40
                                  2010      2.81         0.75 - 1.90           7.73 - 8.98
                                  2009      3.89         0.75 - 1.90         16.08 - 17.42

  MSF MFS Value Sub-Account       2013      0.65         0.75 - 2.25         17.10 - 34.37
                                  2012      1.68         0.75 - 1.90         14.12 - 15.45
                                  2011      1.23         0.75 - 1.90       (1.25) - (0.11)
                                  2010      1.03         0.75 - 1.90          4.35 - 10.35
                                  2009        --         0.75 - 1.90         18.31 - 19.68

  MSF MSCI EAFE Index             2013      2.44         1.30 - 2.15         18.85 - 19.87
     Sub-Account                  2012      2.39         1.30 - 2.15         15.42 - 16.41
     (Commenced 5/4/2009)         2011      2.54         1.30 - 2.15     (14.50) - (13.78)
                                  2010      2.29         1.30 - 2.15           5.47 - 6.38
                                  2009        --         1.30 - 2.15         34.49 - 35.25



          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                     AS OF DECEMBER 31
                                       ---------------------------------------------
                                                       UNIT VALUE
                                                        LOWEST TO           NET
                                           UNITS       HIGHEST ($)      ASSETS ($)
                                       ------------  ---------------  --------------
  MSF Neuberger Berman           2013     2,231,279     1.26 - 27.36      51,389,551
     Genesis Sub-Account         2012        86,174    17.28 - 18.63       1,568,334
                                 2011        96,711    16.05 - 17.19       1,630,216
                                 2010       118,405    15.50 - 16.51       1,918,839
                                 2009       122,821    13.02 - 13.78       1,665,321

  MSF Russell 2000 Index         2013       205,392    22.86 - 26.21       5,051,812
     Sub-Account                 2012       120,336    16.92 - 19.22       2,196,528
     (Commenced 5/4/2009)        2011        93,349    14.92 - 16.80       1,492,191
                                 2010        53,368    16.04 - 17.79         896,513
                                 2009        35,011    12.95 - 13.77         470,933

  MSF T. Rowe Price Large Cap    2013     3,562,045     8.12 - 24.73      69,174,300
     Growth Sub-Account          2012     2,780,202    14.98 - 17.92      44,701,193
                                 2011     3,161,388    12.87 - 15.19      43,429,966
                                 2010     3,645,167    12.97 - 15.50      51,472,039
                                 2009     4,174,670    11.60 - 13.35      51,232,142

  MSF T. Rowe Price Small Cap    2013       429,823    27.09 - 33.51      12,760,475
     Growth Sub-Account          2012       487,872    19.15 - 23.38      10,185,329
                                 2011       554,041    16.84 - 20.29      10,132,259
                                 2010       606,868    16.92 - 20.11      11,089,062
                                 2009       642,589    12.81 - 15.04       8,843,239

  MSF Van Eck Global Natural     2013       268,347    16.38 - 17.66       4,673,270
     Resources Sub-Account       2012       313,419    15.12 - 16.07       4,971,114
     (Commenced 5/4/2009)        2011       286,505    15.07 - 15.78       4,471,552
                                 2010       117,778    18.63 - 19.08       2,219,740
                                 2009        26,708    14.71 - 14.80         394,811

  MSF Western Asset              2013       231,415    26.38 - 30.38       6,673,488
     Management Strategic Bond   2012       349,579    26.66 - 30.47      10,149,053
     Opportunities Sub-Account   2011       469,062    24.42 - 27.72      12,444,974
                                 2010       224,535    23.90 - 26.48       5,716,276
                                 2009       257,500    21.64 - 23.82       5,903,288

  MSF Western Asset              2013       448,156    15.36 - 18.26       7,630,915
     Management U.S. Government  2012       690,001    15.85 - 18.66      12,033,680
     Sub-Account                 2011       773,166    15.72 - 18.35      13,347,083
                                 2010       770,956    15.27 - 17.66      12,855,065
                                 2009       808,057    14.80 - 16.96      12,961,674

  PIMCO VIT High Yield           2013       360,577    18.91 - 20.77       7,251,876
     Sub-Account                 2012       431,112    18.22 - 19.90       8,310,003
                                 2011       440,506    16.25 - 17.64       7,552,704
                                 2010       775,054    16.03 - 17.30      13,052,532
                                 2009       785,381    14.27 - 15.31      11,727,258

  PIMCO VIT Low Duration         2013       616,336    14.26 - 15.59       9,300,726
     Sub-Account                 2012       761,796    14.56 - 15.82      11,694,147
                                 2011       803,010    14.02 - 15.14      11,835,685
                                 2010       881,366    14.13 - 15.17      13,029,268
                                 2009       866,665    13.68 - 14.60      12,366,617



                                                 FOR THE YEAR ENDED DECEMBER 31
                                       --------------------------------------------------
                                       INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                          INCOME          LOWEST TO          LOWEST TO
                                         RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                       -------------  ----------------  -----------------
  MSF Neuberger Berman           2013      0.03         0.75 - 2.35         24.94 - 37.16
     Genesis Sub-Account         2012      0.13         1.30 - 1.90           7.68 - 8.33
                                 2011      0.59         1.30 - 1.90           3.53 - 4.15
                                 2010      0.31         1.30 - 1.90         19.06 - 19.78
                                 2009      0.81         1.30 - 1.90         10.71 - 11.37

  MSF Russell 2000 Index         2013      1.02         1.30 - 2.20         35.12 - 36.34
     Sub-Account                 2012      0.86         1.30 - 2.20         13.41 - 14.44
     (Commenced 5/4/2009)        2011      0.91         1.30 - 2.20       (6.40) - (5.56)
                                 2010      0.55         1.30 - 2.15         23.85 - 24.91
                                 2009        --         1.60 - 2.15         25.90 - 26.37

  MSF T. Rowe Price Large Cap    2013      0.10         0.85 - 2.35         26.10 - 37.98
     Growth Sub-Account          2012      0.02         0.85 - 1.90         16.43 - 17.96
                                 2011      0.02         0.85 - 1.90       (3.19) - (1.95)
                                 2010      0.11         0.85 - 1.90         14.55 - 16.06
                                 2009      0.39         0.85 - 1.90         40.34 - 42.23

  MSF T. Rowe Price Small Cap    2013      0.22         0.85 - 1.90         41.46 - 43.33
     Growth Sub-Account          2012        --         0.85 - 1.90         13.72 - 15.19
                                 2011        --         0.85 - 1.90         (0.46) - 0.91
                                 2010        --         0.85 - 1.90         32.14 - 33.76
                                 2009      0.18         0.85 - 1.90         36.02 - 37.79

  MSF Van Eck Global Natural     2013      0.63         0.75 - 2.20           8.34 - 9.93
     Resources Sub-Account       2012        --         0.75 - 2.20           0.33 - 1.81
     (Commenced 5/4/2009)        2011      1.07         0.75 - 2.20     (18.49) - (17.29)
                                 2010      0.27         0.75 - 1.85         17.26 - 27.36
                                 2009        --         1.30 - 1.85         35.32 - 35.82

  MSF Western Asset              2013      4.87         1.30 - 1.90       (1.07) - (0.31)
     Management Strategic Bond   2012      3.42         1.30 - 1.90           9.19 - 9.94
     Opportunities Sub-Account   2011      4.33         1.30 - 1.90           3.85 - 4.67
                                 2010      5.97         1.30 - 1.80         10.45 - 11.16
                                 2009      6.65         1.30 - 1.80         29.54 - 30.39

  MSF Western Asset              2013      2.12         1.30 - 2.20       (3.06) - (2.19)
     Management U.S. Government  2012      1.91         1.30 - 2.20           0.79 - 1.71
     Sub-Account                 2011      1.22         1.30 - 2.20           2.98 - 3.91
                                 2010      2.42         1.30 - 2.20           3.20 - 4.13
                                 2009      4.31         1.30 - 2.20           1.82 - 2.73

  PIMCO VIT High Yield           2013      5.46         1.30 - 1.90           3.74 - 4.37
     Sub-Account                 2012      5.78         1.30 - 1.90         12.14 - 12.81
                                 2011      6.66         1.30 - 1.90           1.40 - 2.01
                                 2010      7.26         1.30 - 1.90         12.31 - 12.99
                                 2009      8.66         1.30 - 1.90         37.63 - 38.45

  PIMCO VIT Low Duration         2013      1.48         1.30 - 1.90       (2.01) - (1.43)
     Sub-Account                 2012      1.91         1.30 - 1.90           3.85 - 4.48
                                 2011      1.67         1.30 - 1.90       (0.79) - (0.20)
                                 2010      1.62         1.30 - 1.90           3.31 - 3.93
                                 2009      3.54         1.30 - 1.90         11.19 - 11.85



          METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)



8.  FINANCIAL HIGHLIGHTS -- (CONCLUDED)


                                                    AS OF DECEMBER 31
                                      --------------------------------------------
                                                       UNIT VALUE
                                                        LOWEST TO          NET
                                          UNITS        HIGHEST ($)     ASSETS ($)
                                      ------------  ---------------  -------------
  Putnam VT Equity Income       2013     1,082,521    22.81 - 25.79     27,161,854
     Sub-Account                2012     1,285,126    17.56 - 19.63     24,604,839
                                2011     1,542,735    15.00 - 16.57     25,013,816
                                2010     1,782,492    15.00 - 16.38     28,653,373
                                2009     2,012,929    13.58 - 14.66     29,027,593

  Putnam VT Multi-Cap Growth    2013       127,086    17.86 - 23.10      2,459,478
     Sub-Account                2012       152,212    13.33 - 17.16      2,195,814
     (Commenced 9/27/2010)      2011       176,234    11.62 - 14.89      2,195,254
                                2010       187,842    12.47 - 15.89      2,493,260

  Russell Aggressive Equity     2013        78,396    20.64 - 20.69      1,617,960
     Sub-Account                2012       104,956    14.95 - 14.99      1,569,025
                                2011       142,278    13.09 - 13.12      1,862,216
                                2010       184,010    13.85 - 13.89      2,549,525
                                2009       224,440    11.25 - 11.28      2,525,303

  Russell Core Bond             2013       360,963    19.00 - 19.07      6,859,528
     Sub-Account                2012       447,192    19.55 - 19.63      8,745,140
                                2011       550,331    18.30 - 18.37     10,072,015
                                2010       649,949    17.72 - 17.79     11,522,547
                                2009       741,772    16.34 - 16.40     12,121,192

  Russell Global Real Estate    2013        30,369    32.38 - 32.41        983,391
     Securities Sub-Account     2012        37,475    31.68 - 31.71      1,187,295
                                2011        41,404    25.19 - 25.21      1,042,972
                                2010        48,366    27.48 - 27.51      1,329,209
                                2009        62,444    22.67 - 22.69      1,415,749

  Russell Multi-Style Equity    2013       468,451    18.13 - 18.19      8,492,111
     Sub-Account                2012       604,659    13.83 - 13.88      8,363,015
                                2011       727,966    12.12 - 12.17      8,826,736
                                2010       915,101    12.49 - 12.53     11,428,855
                                2009     1,105,777    10.87 - 10.91     12,025,654

  Russell Non-U.S. Sub-Account  2013       196,111    17.89 - 17.96      3,509,294
                                2012       253,272    14.88 - 14.94      3,770,152
                                2011       291,607    12.60 - 12.64      3,674,337
                                2010       356,011    14.66 - 14.72      5,221,620
                                2009       428,978    13.35 - 13.40      5,726,361

                                                FOR THE YEAR ENDED DECEMBER 31
                                      -------------------------------------------------
                                      INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                         INCOME          LOWEST TO         LOWEST TO
                                        RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                      -------------  ----------------  ----------------
  Putnam VT Equity Income       2013      2.00         0.75 - 1.90        29.92 - 31.43
     Sub-Account                2012      2.31         0.75 - 1.90        17.05 - 18.41
                                2011      1.83         0.75 - 1.90          0.01 - 1.16
                                2010      1.96         0.75 - 1.90        10.49 - 11.77
                                2009      1.12         0.75 - 1.90        25.06 - 26.49

  Putnam VT Multi-Cap Growth    2013      0.72         1.30 - 1.90        33.87 - 34.85
     Sub-Account                2012      0.45         1.30 - 1.90        14.55 - 15.45
     (Commenced 9/27/2010)      2011      0.38         1.30 - 1.90      (6.87) - (6.20)
                                2010        --         1.30 - 1.90        15.42 - 15.69

  Russell Aggressive Equity     2013      0.42                1.40                38.06
     Sub-Account                2012      1.04                1.40                14.22
                                2011      0.49                1.40               (5.53)
                                2010      0.46                1.40        23.14 - 23.15
                                2009      0.53                1.40        29.56 - 29.58

  Russell Core Bond             2013      1.41                1.40               (2.82)
     Sub-Account                2012      2.32                1.40                 6.86
                                2011      3.15                1.40                 3.23
                                2010      3.81                1.40          8.49 - 8.50
                                2009      4.69                1.40        14.20 - 14.27

  Russell Global Real Estate    2013      4.06                1.40                 2.21
     Securities Sub-Account     2012      4.97                1.40                25.77
                                2011      2.29                1.40               (8.34)
                                2010      2.17                1.40        21.21 - 21.22
                                2009      4.69                1.40                27.15

  Russell Multi-Style Equity    2013      1.24                1.40                31.07
     Sub-Account                2012      1.14                1.40                14.07
                                2011      0.99                1.40               (2.92)
                                2010      0.92                1.40        14.83 - 14.85
                                2009      1.37                1.40        29.57 - 29.58

  Russell Non-U.S. Sub-Account  2013      2.07                1.40                20.22
                                2012      1.77                1.40                18.14
                                2011      1.71                1.40              (14.09)
                                2010      0.98                1.40                 9.88
                                2009      2.86                1.40        24.73 - 24.77

 1 These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the underlying fund or portfolio net of management fees assessed by the fund manager, divided by the average net assets, regardless of share class, if any. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the underlying fund or portfolio in which the Sub-Account invests. The investment income ratio is calculated as a weighted average ratio since the Sub-Account may invest in two or more share classes, if any, within the underlying fund or portfolio of the Trusts which may have unique investment income ratios.

 2 These amounts represent the annualized contract expenses of each the applicable Sub-Accounts, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund or portfolio have been excluded.

 3 These amounts represent the total return for the period indicated, including changes in the value of the underlying fund or portfolio, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on minimum and maximum returns within each product grouping of the applicable Sub-Account.

This page is intentionally left blank.

                   MetLife Insurance Company of Connecticut
          Unaudited Pro Forma Condensed Combined Financial Statements

In the second quarter of 2013, MetLife, Inc. announced its plans to merge three U.S.-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company (the "Mergers"). The companies to be merged are MetLife Insurance Company of Connecticut, MetLife Investors USA Insurance Company ("MLI-USA"), a wholly-owned subsidiary of MetLife Insurance Company of Connecticut, and MetLife Investors Insurance Company ("MLIIC"), each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter Reassurance Company, Ltd. ("Exeter"), a reinsurance company that mainly reinsures guarantees associated with variable annuity products. MetLife Insurance Company of Connecticut, which is expected to be renamed and domiciled in Delaware, will be the surviving company. Exeter, formerly a Cayman Islands company, was re-domesticated to Delaware in October 2013. Effective January 1, 2014, following receipt of New York State Department of Financial Services approval, MetLife Insurance Company of Connecticut withdrew its license to issue insurance policies and annuity contracts in New York. Also, effective January 1, 2014, MetLife Insurance Company of Connecticut reinsured with an affiliate all existing New York insurance policies and annuity contracts that include a separate account feature. Following the Mergers and subject to certain regulatory approvals, MetLife Insurance Company of Connecticut will likely enter into transactions to transfer to one or more affiliates certain business that is currently reinsured by Exeter. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

The unaudited pro forma condensed combined financial statements and accompanying notes present the impact of the Mergers as a transaction among entities under common control which is more fully described in the notes to the unaudited pro forma condensed combined financial statements. Transactions among entities under common control are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The unaudited pro forma condensed combined financial statements include historical audited amounts as of December 31, 2013 and for the years ended December 31, 2013, 2012 and 2011, for MetLife Insurance Company of Connecticut and its subsidiaries, including MLI-USA (collectively "MICC"), MLIIC and Exeter. The unaudited pro forma condensed combined financial statements give effect to the Mergers as if they had occurred (i) on December 31, 2013 for purposes of the unaudited pro forma condensed combined balance sheet and
(ii) on January 1, 2011 for purposes of the unaudited pro forma condensed combined statements of operations for the years ended December 31, 2013, 2012 and 2011. The historical financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are directly attributable to the Mergers, factually supportable, and are expected to have a continuing impact on the combined results. It is likely that the actual adjustments reflected in the final accounting, that will consider additional available information, will differ from the pro forma adjustments and it is possible the differences may be material.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes. In addition, the unaudited proforma condensed combined financial statements were derived from and should be read in conjunction with the audited historical consolidated financial statements of MICC included in MetLife Insurance Company of Connecticut's Annual Report on Form 10-K for the year ended December 31, 2013, as revised by MetLife Insurance Company of Connecticut's Current Report on Form 8-K filed on October 27, 2014, as well as the audited historical balance sheets of MLIIC as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income
(loss), stockholder's equity and cash flows for each of the three years in the period ended December 31, 2013 together with the notes thereto and balance sheets of Exeter as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income (loss), stockholder's equity and cash flows for each of the three years in the period ended December 31, 2013 together with the notes thereto, as restated on October 27, 2014 and as revised on November 7, 2014, are included as Exhibits 99.1 and 99.2, respectively, to the Current Report on Form 8-K/A ("Amendment No. 2") with which this financial information is filed as Exhibit 99.3.

The unaudited pro forma condensed combined financial statements are presented for informational purposes only and are not intended to reflect the results of operations or the financial position of the combined company that would have resulted had the Mergers been effective as of and during the periods presented or the results that may be obtained by the combined company in the future. The unaudited pro forma condensed combined financial statements as of and for the periods presented do not reflect future events that are not directly attributable to the Mergers and that may occur after the Mergers, including, but not limited to, expense efficiencies or revenue enhancements arising from the Mergers or management actions. Future results may vary significantly from the results reflected in the unaudited pro forma condensed combined financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

             Unaudited Pro Forma Condensed Combined Balance Sheet
                               December 31, 2013

                     (In millions, except per share data)

                                                    Historical
                                          -----------------------------
                                                    MetLife    Exeter
                                                   Investors Reassurance
                                                   Insurance   Company   Reinsurance    Other                Pro Forma
                                            MICC    Company     Ltd.     Adjustments Adjustments    Notes    Combined
                                          -------- --------- ----------- ----------- ----------- ----------- ---------
Assets
Investments:
 Fixed maturity securities
   available-for-sale, at estimated
   fair value............................ $ 45,252  $ 2,250    $ 1,321     $  (695)    $    --      3(c)     $ 48,128
 Equity securities available-for-sale,
   at estimated fair value...............      418       45         --          --          --                    463
 Mortgage loans, net; at estimated fair
   value.................................    7,718      286         --          --          --                  8,004
 Policy loans............................    1,219       27         --          --          --                  1,246
 Real estate and real estate joint
   ventures..............................      754       --         --          --          --                    754
 Other limited partnership interests.....    2,130       32         --          --          --                  2,162
 Short-term investments, principally at
   estimated fair value..................    2,107       75      2,781          (7)         --      3(c)        4,956
 Derivative assets.......................       --       --      2,376          --      (2,376)     4(a)           --
 Funds withheld at interest..............       --       --      2,694          --      (2,694)     4(a)           --
 Other invested assets, principally at                                                            3(a)-(c),
   estimated fair value..................    2,555       68         --      (2,768)      4,570   4(a), 5(a)     4,425
                                          --------  -------    -------     -------     -------               --------
   Total investments.....................   62,153    2,783      9,172      (3,470)       (500)                70,138
Cash and cash equivalents, principally
 at estimated fair value.................      746       24        630        (604)         --    3(a), (c)       796
Accrued investment income................      542       26         94         (29)         (2)  3(c), 5(a)       631
Premiums, reinsurance and other
 receivables.............................   20,609    1,829        646      (3,170)         --    3(a)-(c)     19,914
Deferred policy acquisition costs and
 value of business acquired..............    4,730      291        160         707          --    3(b), (c)     5,888
Current income tax recoverable...........      192        9        197          --          --                    398
Deferred income tax recoverable..........       --       --      1,529          --      (1,529)     4(b)           --
Goodwill.................................      493       --         --          --          33      4(c)          526
Other assets.............................      794      110         --          34         (33)  3(b), 4(c)       905
Separate account assets..................   97,780   12,033         --          --          --                109,813
                                          --------  -------    -------     -------     -------               --------
   Total assets.......................... $188,039  $17,105    $12,428     $(6,532)    $(2,031)              $209,009
                                          ========  =======    =======     =======     =======               ========
Liabilities and Stockholders' Equity
Liabilities
Future policy benefits...................                                                        3(b), (c),
                                          $ 27,991  $   501    $ 2,747     $(1,455)    $    12      4(d)     $ 29,796
Policyholder account balances............   33,453    2,748      2,489      (1,262)         --      3(c)       37,428
Other policy-related balances............                                                        3(b), (c),
                                             3,164      102      2,170      (2,973)          4      4(d)        2,467
Policyholder dividends payable...........       --       --         16          --         (16)     4(d)           --
Payables for collateral under
 securities loaned and other
 transactions............................    6,451      266         --          --         197      4(e)        6,914
Long-term debt...........................    2,251       --        575          --        (500)     5(a)        2,326
Deferred income tax liability............    1,385      192         --         272      (1,529)  3(b), 4(b)       320
Derivative liabilities...................       --       --      2,648          --      (2,648)     4(f)           --
                                                                                                  3(a)-(c),
                                                                                                 4(e), 4(f),
Other liabilities........................    6,776       94        553      (1,560)      2,449      5(a)        8,312
Separate account liabilities.............   97,780   12,033         --          --          --                109,813
                                          --------  -------    -------     -------     -------               --------
   Total liabilities.....................  179,251   15,936     11,198      (6,978)     (2,031)               197,376
                                          --------  -------    -------     -------     -------               --------
Stockholders' Equity
Preferred stock..........................       --       --         --          --          --                     --
Common stock, par value $2.50 per share..       86        6         --          --          --                     92
Additional paid-in capital...............    6,737      636      4,126          --          --                 11,499
Retained earnings (accumulated deficit)..    1,076      504     (2,965)        506          --      3(b)         (879)
Accumulated other comprehensive income
 (loss)..................................      889       23         69         (60)         --      3(c)          921
                                          --------  -------    -------     -------     -------               --------
   Total stockholders' equity............    8,788    1,169      1,230         446          --                 11,633
                                          --------  -------    -------     -------     -------               --------
   Total liabilities and stockholders'
    equity............................... $188,039  $17,105    $12,428     $(6,532)    $(2,031)              $209,009
                                          ========  =======    =======     =======     =======               ========

  See accompanying notes to unaudited pro forma condensed combined financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

        Unaudited Pro Forma Condensed Combined Statement of Operations
                      For the Year End December 31, 2013

                                 (In millions)

                                               Historical
                                     -----------------------------
                                               MetLife    Exeter
                                              Investors Reassurance
                                              Insurance   Company   Reinsurance    Other                    Pro Forma
                                       MICC    Company     Ltd.     Adjustments Adjustments      Notes      Combined
                                     -------  --------- ----------- ----------- ----------- --------------- ---------
Revenues
Premiums............................ $   606    $  29     $   59       $  (5)      $ --          3(b)        $  689
Universal life and investment-type
 product policy fees................   2,336      202        587        (177)        --        3(b), (c)      2,948
Net investment income...............   2,852      114         35         (16)        (2)      3(c), 5(a)      2,983
Fees on ceded reinsurance and
 other..............................      --       90         --          --        (90)         4(g)            --
Other revenues......................     592       --          2         (74)        90     3(b), (c), 4(g)     610
Net investment gains (losses):
  Other-than-temporary impairments
   on fixed maturity securities.....      (9)      --         --          --         --                          (9)
  Other-than-temporary impairments
   on fixed maturity securities
   transferred to other
   comprehensive income (loss)......     (11)      --         --          --         --                         (11)
  Other net investment gains
   (losses).........................     102        1        (57)         59        (45)      3(c), 5(b)         60
                                     -------    -----     ------       -----       ----                      ------
    Total net investment gains
     (losses).......................      82        1        (57)         59        (45)                         40
  Net derivative gains (losses).....  (1,052)    (442)     1,935         375         --          3(c)           816
                                     -------    -----     ------       -----       ----                      ------
    Total revenues..................   5,416       (6)     2,561         162        (47)                      8,086
                                     -------    -----     ------       -----       ----                      ------
Expenses
Policyholder benefits and claims....   1,707       48      1,380         (44)        27     3(b), (c), 4(h)   3,118
Interest credited to policyholder
 account balances...................   1,037      113         17         (17)        --          3(c)         1,150
Policyholder dividends..............      --       --         27          --        (27)         4(h)            --
Goodwill impairment.................      66       --         --          --         --                          66
Other expenses......................   1,659      (11)       101         215         (2)    3(b)-(d), 5(a)    1,962
                                     -------    -----     ------       -----       ----                      ------
    Total expenses..................   4,469      150      1,525         154         (2)                      6,296
                                     -------    -----     ------       -----       ----                      ------
Income (loss) from continuing
 operations before provision for
 income tax.........................     947     (156)     1,036           8        (45)                      1,790
Provision for income tax expense
 (benefit)..........................     227      (67)       364           3        (16)      3(e), 5(c)        511
                                     -------    -----     ------       -----       ----                      ------
Income from continuing operations,
 net of income tax.................. $   720    $ (89)    $  672       $   5       $(29)                     $1,279
                                     =======    =====     ======       =====       ====                      ======

  See accompanying notes to unaudited pro forma condensed combined financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

        Unaudited Pro Forma Condensed Combined Statement of Operations
                      For the Year End December 31, 2012

                                 (In millions)

                                            Historical
                                   ----------------------------
                                            MetLife    Exeter
                                           Investors Reassurance
                                           Insurance   Company   Reinsurance    Other                   Pro Forma
                                    MICC    Company     Ltd.     Adjustments Adjustments     Notes      Combined
                                   ------  --------- ----------- ----------- ----------- -------------- ---------
Revenues
Premiums.......................... $1,261    $ 11      $   950     $  (888)     $ --        3(b),(c)     $1,334
Universal life and investment-
  type product policy fees........  2,261     198          548        (183)       --        3(b),(c)      2,824
Net investment income.............  2,952     113           21          (2)      (26)      3(c), 5(a)     3,058
Fees on ceded reinsurance and
  other...........................     --      93           --          --       (93)         4(g)           --
Other revenues....................    511      --           23         (24)       93       3(c), 4(g)       603
Net investment gains (losses):
 Other-than-temporary
   impairments on fixed
   maturity securities............    (52)     (2)          --          --        --                        (54)
 Other-than-temporary
   impairments on fixed
   maturity securities
   transferred to other
   comprehensive income
   (loss).........................      3      --           --          --        --                          3
 Other net investment gains
   (losses).......................    201      (2)          42         (37)       --          3(c)          204
                                   ------    ----      -------     -------      ----                     ------
   Total net investment gains
     (losses).....................    152      (4)          42         (37)       --                        153
 Net derivative gains
   (losses).......................  1,003     329       (3,677)      1,432        --          3(c)         (913)
                                   ------    ----      -------     -------      ----                     ------
   Total revenues.................  8,140     740       (2,093)        298       (26)                     7,059
                                   ------    ----      -------     -------      ----                     ------
Expenses
Policyholder benefits and
  claims..........................  2,389     100        1,812      (1,001)       30     3(b),(c), 4(h)   3,330
Interest credited to policyholder
  account balances................  1,147     118           17         (17)       --          3(c)        1,265
Policyholder dividends............     --      --           30          --       (30)         4(h)           --
Goodwill impairment...............    394      --           --          --        --                        394
Other expenses....................  2,720     229          206        (709)      (26)    3(b)-(d), 5(a)   2,420
                                   ------    ----      -------     -------      ----                     ------
   Total expenses.................  6,650     447        2,065      (1,727)      (26)                     7,409
                                   ------    ----      -------     -------      ----                     ------
Income (loss) from continuing
  operations before provision
  for income tax..................  1,490     293       (4,158)      2,025        --                       (350)
Provision for income tax
  expense (benefit)...............    372      94       (1,455)        709        --       3(e), 5(c)      (280)
                                   ------    ----      -------     -------      ----                     ------
Income (loss) from continuing
  operations, net of income
  tax............................. $1,118    $199      $(2,703)    $ 1,316      $ --                     $  (70)
                                   ======    ====      =======     =======      ====                     ======

  See accompanying notes to unaudited pro forma condensed combined financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

        Unaudited Pro Forma Condensed Combined Statement of Operations
                      For the Year End December 31, 2011

                                 (In millions)

                                             Historical
                                    ----------------------------
                                             MetLife    Exeter
                                            Investors Reassurance
                                            Insurance   Company   Reinsurance    Other                   Pro Forma
                                     MICC    Company     Ltd.     Adjustments Adjustments     Notes      Combined
                                    ------  --------- ----------- ----------- ----------- -------------- ---------
Revenues
Premiums........................... $1,828    $  7       $ 72        $  (9)      $  --         3(b)       $1,898
Universal life and investment-type
  product policy fees..............  1,956     204        433         (136)         --       3(b),(c)      2,457
Net investment income..............  3,074     114         17            3          (9)     3(c), 5(a)     3,199
Fees on ceded reinsurance and
  other............................     --     104         --           --        (104)        4(g)           --
Other revenues.....................    508      --         44          (55)        104    3(b),(c), 4(g)     601
Net investment gains (losses):
 Other-than-temporary
   impairments on fixed maturity
   securities......................    (42)     --         --           --          --                       (42)
 Other-than-temporary
   impairments on fixed maturity
   securities transferred to other
   comprehensive income
   (loss)..........................     (5)     --         --           --          --                        (5)
 Other net investment gains
   (losses)........................     82      (5)        (1)          --          --                        76
                                    ------    ----       ----        -----       -----                    ------
   Total net investment gains
     (losses)......................     35      (5)        (1)          --          --                        29
 Net derivative gains (losses).....  1,096     326        230         (787)         --         3(c)          865
                                    ------    ----       ----        -----       -----                    ------
   Total revenues..................  8,497     750        795         (984)         (9)                    9,049
                                    ------    ----       ----        -----       -----                    ------
Expenses
Policyholder benefits and claims...  2,660      59        309          (88)         31    3(b),(c), 4(h)   2,971
Interest credited to policyholder
  account balances.................  1,189     127         16          (16)         --         3(c)        1,316
Policyholder dividends.............     --      --         31           --         (31)        4(h)           --
Other expenses.....................  2,981     259        170         (101)         (9)   3(b)-(d), 5(a)   3,300
                                    ------    ----       ----        -----       -----                    ------
   Total expenses..................  6,830     445        526         (205)         (9)                    7,587
                                    ------    ----       ----        -----       -----                    ------
Income (loss) from continuing
  operations before provision for
  income tax.......................  1,667     305        269         (779)         --                     1,462
Provision for income tax expense
  (benefit)........................    493      90         94         (272)         --      3(e), 5(c)       405
                                    ------    ----       ----        -----       -----                    ------
Income (loss) from continuing
  operations, net of income tax.... $1,174    $215       $175        $(507)      $  --                    $1,057
                                    ======    ====       ====        =====       =====                    ======

  See accompanying notes to unaudited pro forma condensed combined financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       NOTES TO THE UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS

1. Description of Transaction

In the second quarter of 2013, MetLife, Inc. announced its plans to merge three U.S.-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company (the "Mergers"). The companies to be merged are MetLife Insurance Company of Connecticut, MetLife Investors USA Insurance Company ("MLI-USA"), a wholly-owned subsidiary of MetLife Insurance Company of Connecticut, and MetLife Investors Insurance Company ("MLIIC"), each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter Reassurance Company, Ltd. ("Exeter"), a reinsurance company that mainly reinsures guarantees associated with variable annuity products. MetLife Insurance Company of Connecticut, which is expected to be renamed and domiciled in Delaware, will be the surviving company. Exeter, formerly a Cayman Islands company, was re-domesticated to Delaware in October 2013. Effective January 1, 2014, following receipt of New York State Department of Financial Services approval, MetLife Insurance Company of Connecticut withdrew its license to issue insurance policies and annuity contracts in New York. Also, effective January 1, 2014, MetLife Insurance Company of Connecticut reinsured with an affiliate all existing New York insurance policies and annuity contracts that include a separate account feature. Following the Mergers and subject to certain regulatory approvals, MetLife Insurance Company of Connecticut will likely enter into transactions to transfer to one or more affiliates certain business that is currently reinsured by Exeter. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

2. Basis of Presentation

The Mergers represent a transaction among entities under common control. Transactions among entities under common control are accounted for as if the transaction occurred at the beginning of the earliest date presented and prior years are retrospectively adjusted to furnish comparative information similar to the pooling method. The unaudited pro forma condensed combined financial statements include historical amounts derived from the audited financial statements as of December 31, 2013 and for the years ended December 31, 2013, 2012 and 2011, for MetLife Insurance Company of Connecticut and its subsidiaries, including MLI-USA (collectively "MICC"), MLIIC and Exeter. The unaudited pro forma condensed combined financial statements give effect to the Mergers as if they had occurred (i) on December 31, 2013 for purposes of the unaudited pro forma condensed combined balance sheet and (ii) on January 1, 2011 for purposes of the unaudited pro forma condensed combined statements of operations for the years ended December 31, 2013, 2012 and 2011.

The unaudited pro forma condensed combined financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and presented in accordance with the requirements of
Article 11 of Regulation S-X published by the U.S. Securities and Exchange Commission. In accordance with Article 11 of Regulation S-X, discontinued operations have been excluded from the presentation of the unaudited pro forma condensed combined statements of operations.

The historical financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are directly attributable to the Mergers, factually supportable, and are expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements exclude the effects of adjustments that rely on highly judgmental estimates including how historical management practices and operating decisions may or may not have changed as a result of the Mergers.

The unaudited pro forma condensed combined financial statements are presented for informational purposes only and are not intended to reflect the results of operations or the financial position of the combined company that

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       NOTES TO THE UNAUDITED PRO FORMA
            CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

would have resulted had the Mergers been effective during the periods presented or the results that may be obtained by the combined company in the future.

These unaudited pro forma condensed combined financial statements should be read in conjunction with the audited historical consolidated financial statements of MICC included in MetLife Insurance Company of Connecticut's Annual Report on Form 10-K for the year ended December 31, 2013, as revised by MetLife Insurance Company of Connecticut's Current Report on Form 8-K filed on October 27, 2014, as well as the audited historical balance sheets of MLIIC as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income (loss), stockholder's equity and cash flows for each of the three years in the period ended December 31, 2013 together with the notes thereto and balance sheets of Exeter as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income (loss), stockholder's equity and cash flows for each of the three years in the period ended December 31, 2013 together with the notes thereto, as restated on October 27, 2014 and as revised on November 7, 2014, are included as Exhibits 99.1 and 99.2, respectively, to the Current Report on Form 8-K/A ("Amendment No. 2") with which this financial information is filed as Exhibit 99.3.

3. Reinsurance Adjustments

In connection with the Mergers, adjustments have been included for new and planned reinsurance agreements, for the recapture of certain reinsurance agreements and to eliminate non-recurring bank fees. The total of the reinsurance adjustments at December 31, 2013 resulted in changes to total assets of ($6,532) million, total liabilities of ($6,978) million, and total stockholders' equity of $446 million and for the years ended December 31, 2013, 2012 and 2011 resulted in changes to total revenues of $162 million, $298 million and ($984) million, respectively, and to total expenses of $154 million, ($1,727) million, and ($205) million, respectively.

    (a)Adjustment to increase total assets and total liabilities by $97 million to record a new reinsurance agreement. Effective January 1, 2014, MetLife Insurance Company of Connecticut reinsured with Metropolitan Life Insurance Company, an affiliate, all existing New York insurance policies and annuity contracts that include a separate account feature. The new reinsurance agreement was entered into in connection with MetLife Insurance Company of Connecticut withdrawing its license to issue insurance policies and annuity contracts in New York.
    (b)Adjustment to eliminate reinsurance transactions among the merging companies. The adjustments at December 31, 2013 include: changes of ($4,045) million to total assets, ($4,551) million to total liabilities and $506 million to retained earnings. The adjustments for the years ended December 31, 2013, 2012 and 2011 include: reductions to total revenue of $73 million, $0 and $12 million, respectively, and changes to other expenses of $208 million, ($690) million and ($61) million, respectively.
    (c)Adjustment to reflect planned reinsurance transactions to transfer to one or more affiliates certain business that is currently reinsured by Exeter. The adjustments at December 31, 2013 include: reductions of $2,584 million to total assets, $2,524 million to total liabilities and $60 million to accumulated other comprehensive income (loss). The adjustments for the years ended December 31, 2013, 2012 and 2011 include: changes to total revenue of $235 million, $298 million and ($972) million, respectively, and reductions to other expenses of $37 million, $1,018 million and $119 million, respectively.
    (d)Adjustment to eliminate from other expenses non-recurring credit facility usage fees for letters of credit, which were held to collateralize assumed liabilities and which were canceled when Exeter re-domesticated to Delaware of $17 million, $19 million and $25 million, for the years ended December 31, 2013, 2012 and 2011, respectively.
    (e)Adjustment for the income tax impact for all reinsurance adjustments at the federal statutory tax rate of 35%.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       NOTES TO THE UNAUDITED PRO FORMA
            CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


4. Reclassification Adjustments

Reclassification adjustments, included in other adjustments, are reflected herein to conform the presentation of Exeter's and MLIIC's financial statements to the presentation of MICC's financial statements.

    (a)Adjustment to reclassify derivative assets of $2,376 million and funds withheld at interest of $2,694 million to other invested assets.
    (b)Adjustment to net deferred income tax recoverable of $1,529 million with deferred income tax liability.
    (c)Adjustment to reclassify goodwill of $33 million from other assets to goodwill.
    (d)Adjustment to reclassify policyholder dividends payable of $12 million and $4 million to future policy benefits and other policy-related balances, respectively.
    (e)Adjustment to reclassify cash collateral on deposit of $197 million from other liabilities to payables for collateral under securities loaned and other transactions.
    (f)Adjustment to reclassify derivative liabilities of $2,648 million to other liabilities.
    (g)Adjustment to reclassify fees on ceded reinsurance and other of $90 million, $93 million and $104 million to other revenues for the years ended December 31, 2013, 2012 and 2011, respectively.
    (h)Adjustment to reclassify policyholder dividends of $27 million, $30 million and $31 million to policyholder benefits and claims for the years ended December 31, 2013, 2012 and 2011, respectively.

5. Other Adjustments

The following other pro forma adjustments have been recorded in the unaudited pro forma condensed combined financial statements.

    (a)Adjustments to eliminate related party debt transactions among the merging entities. The adjustments at December 31, 2013 include: reductions of $2 million to accrued investment income and other liabilities and reductions of $500 million to other invested assets and long-term debt. The adjustments for the year ended December 31, 2013, 2012 and 2011 include: reductions of $2 million, $26 million and $9 million, respectively, to net investment income and other expenses.
    (b)Adjustment to eliminate related party investment gains for the year ended December 31, 2013. The non-recurring gains were recorded in connection with establishing a custodial account when MetLife Insurance Company of Connecticut withdrew its license to issue insurance policies and annuity contracts in New York.
    (c)Adjustment for the income tax impact for all other adjustments at the federal statutory tax rate of 35%.

6. Forward Looking Statements

These unaudited pro forma condensed combined financial statements may be deemed to be forward looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are identified by words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning, or are tied to future periods, in connection with a discussion of future operating or financial performance. Such statements may include, but are not limited to statements about the benefits of the Mergers, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. These forward looking statements are based largely on management's expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward looking statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       NOTES TO THE UNAUDITED PRO FORMA
            CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


7. Subsequent Event

On February 14, 2014, a subsidiary of MetLife Insurance Company of Connecticut entered into a definitive agreement to sell its wholly-owned subsidiary, MetLife Assurance Limited ("MAL"). Beginning in the first quarter of 2014, MICC will account for and report MAL as discontinued operations. These unaudited pro forma condensed combined financial statements exclude the impact of the MAL disposition as the transaction does not meet the significant subsidiary conditions of Article 11 of Regulation S-X and is not directly attributable to the Mergers. The transaction is expected to close in the second quarter of 2014, subject to regulatory approvals and satisfaction of other closing conditions.

Item 8. Financial Statements and Supplementary Data

        Index to Consolidated Financial Statements, Notes and Schedules

                                                                                                    Page
                                                                                                    ----
Report of Independent Registered Public Accounting Firm............................................   2
Financial Statements at December 31, 2013 and 2012 and for the Years Ended December 31, 2013, 2012
  and 2011:
 Consolidated Balance Sheets.......................................................................   3
 Consolidated Statements of Operations.............................................................   4
 Consolidated Statements of Comprehensive Income (Loss)............................................   5
 Consolidated Statements of Stockholders' Equity...................................................   6
 Consolidated Statements of Cash Flows.............................................................   7
 Notes to the Consolidated Financial Statements....................................................   9
     Note 1 -- Business, Basis of Presentation and Summary of Significant Accounting Policies......   9
     Note 2 -- Segment Information.................................................................  29
     Note 3 -- Dispositions........................................................................  35
     Note 4 -- Insurance...........................................................................  36
     Note 5 -- Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-
       Related Intangibles.........................................................................  42
     Note 6 -- Reinsurance.........................................................................  46
     Note 7 -- Investments.........................................................................  53
     Note 8 -- Derivatives.........................................................................  76
     Note 9 -- Fair Value..........................................................................  88
     Note 10 -- Goodwill........................................................................... 114
     Note 11 -- Debt............................................................................... 116
     Note 12 -- Equity............................................................................. 117
     Note 13 -- Other Expenses..................................................................... 122
     Note 14 -- Income Tax......................................................................... 123
     Note 15 -- Contingencies, Commitments and Guarantees.......................................... 126
     Note 16 -- Related Party Transactions......................................................... 130
     Note 17 -- Subsequent Events.................................................................. 130
Financial Statement Schedules at December 31, 2013 and 2012 and for the Years Ended December 31,
  2013, 2012 and 2011:
 Schedule I -- Consolidated Summary of Investments -- Other Than Investments in Related Parties.... 132
 Schedule II -- Condensed Financial Information (Parent Company Only).............................. 133
 Schedule III -- Consolidated Supplementary Insurance Information.................................. 137
 Schedule IV -- Consolidated Reinsurance........................................................... 139

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MetLife Insurance Company of Connecticut:

We have audited the accompanying consolidated balance sheets of MetLife Insurance Company of Connecticut and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedules listed in the Index to Consolidated Financial Statements, Notes and Schedules. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife Insurance Company of Connecticut and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 28, 2014
(October 27, 2014 as to Note 17)

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                          Consolidated Balance Sheets
                          December 31, 2013 and 2012

                (In millions, except share and per share data)

                                                                                            2013        2012
                                                                                         ----------- -----------
Assets
Investments:
 Fixed maturity securities available-for-sale, at estimated fair value (amortized cost:
   $43,477 and $46,005, respectively)................................................... $    45,252 $    50,968
 Equity securities available-for-sale, at estimated fair value (cost: $397 and $311,
   respectively)........................................................................         418         317
 Mortgage loans (net of valuation allowances of $34 and $35, respectively; includes
   $1,598 and $2,666, respectively, at estimated fair value, relating to variable
   interest entities)...................................................................       7,718       9,157
 Policy loans...........................................................................       1,219       1,216
 Real estate and real estate joint ventures.............................................         754         708
 Other limited partnership interests....................................................       2,130       1,848
 Short-term investments, principally at estimated fair value............................       2,107       2,576
 Other invested assets, principally at estimated fair value.............................       2,555       2,970
                                                                                         ----------- -----------
   Total investments....................................................................      62,153      69,760
Cash and cash equivalents, principally at estimated fair value..........................         746         895
Accrued investment income (includes $9 and $13, respectively, relating to variable
  interest entities)....................................................................         542         575
Premiums, reinsurance and other receivables.............................................      20,609      21,927
Deferred policy acquisition costs and value of business acquired........................       4,730       3,746
Current income tax recoverable..........................................................         192         135
Goodwill................................................................................         493         559
Other assets............................................................................         794         826
Separate account assets.................................................................      97,780      86,114
                                                                                         ----------- -----------
   Total assets......................................................................... $   188,039 $   184,537
                                                                                         =========== ===========
Liabilities and Stockholders' Equity
Liabilities
Future policy benefits.................................................................. $    27,991 $    27,583
Policyholder account balances...........................................................      33,453      36,976
Other policy-related balances...........................................................       3,164       3,138
Payables for collateral under securities loaned and other transactions..................       6,451       8,399
Long-term debt (includes $1,461 and $2,559, respectively, at estimated fair value,
  relating to variable interest entities)...............................................       2,251       3,350
Deferred income tax liability...........................................................       1,385       1,870
Other liabilities (includes $7 and $13, respectively, relating to variable interest
  entities).............................................................................       6,776       6,547
Separate account liabilities............................................................      97,780      86,114
                                                                                         ----------- -----------
   Total liabilities....................................................................     179,251     173,977
                                                                                         ----------- -----------
Contingencies, Commitments and Guarantees (Note 15)
Stockholders' Equity
Common stock, par value $2.50 per share; 40,000,000 shares authorized; 34,595,317
  shares issued and outstanding at December 31, 2013 and 2012...........................          86          86
Additional paid-in capital..............................................................       6,737       6,718
Retained earnings.......................................................................       1,076       1,356
Accumulated other comprehensive income (loss)...........................................         889       2,400
                                                                                         ----------- -----------
   Total stockholders' equity...........................................................       8,788      10,560
                                                                                         ----------- -----------
   Total liabilities and stockholders' equity........................................... $   188,039 $   184,537
                                                                                         =========== ===========

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                     Consolidated Statements of Operations
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                        2013      2012      2011
                                                                      --------- --------- ---------
Revenues
Premiums............................................................. $     606 $   1,261 $   1,828
Universal life and investment-type product policy fees...............     2,336     2,261     1,956
Net investment income................................................     2,852     2,952     3,074
Other revenues.......................................................       592       511       508
Net investment gains (losses):
 Other-than-temporary impairments on fixed maturity securities.......       (9)      (52)      (42)
 Other-than-temporary impairments on fixed maturity securities
   transferred to other comprehensive income (loss)..................      (11)         3       (5)
 Other net investment gains (losses).................................       102       201        82
                                                                      --------- --------- ---------
   Total net investment gains (losses)...............................        82       152        35
 Net derivative gains (losses).......................................   (1,052)     1,003     1,096
                                                                      --------- --------- ---------
     Total revenues..................................................     5,416     8,140     8,497
                                                                      --------- --------- ---------
Expenses
Policyholder benefits and claims.....................................     1,707     2,389     2,660
Interest credited to policyholder account balances...................     1,037     1,147     1,189
Goodwill impairment..................................................        66       394        --
Other expenses.......................................................     1,659     2,720     2,981
                                                                      --------- --------- ---------
     Total expenses..................................................     4,469     6,650     6,830
                                                                      --------- --------- ---------
Income (loss) from continuing operations before provision for income
  tax................................................................       947     1,490     1,667
Provision for income tax expense (benefit)...........................       227       372       493
                                                                      --------- --------- ---------
Income (loss) from continuing operations, net of income tax..........       720     1,118     1,174
Income (loss) from discontinued operations, net of income tax........        --         8        --
                                                                      --------- --------- ---------
Net income (loss).................................................... $     720 $   1,126 $   1,174
                                                                      ========= ========= =========

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

            Consolidated Statements of Comprehensive Income (Loss)
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                         2013       2012      2011
                                                                      ----------- --------- ---------
Net income (loss).................................................... $       720 $   1,126 $   1,174
Other comprehensive income (loss):
 Unrealized investment gains (losses), net of related offsets........     (2,094)       850     2,074
 Unrealized gains (losses) on derivatives............................       (204)         4       347
 Foreign currency translation adjustments............................          28        88      (16)
                                                                      ----------- --------- ---------
Other comprehensive income (loss), before income tax.................     (2,270)       942     2,405
Income tax (expense) benefit related to items of other comprehensive
  income (loss)......................................................         759     (313)     (851)
                                                                      ----------- --------- ---------
Other comprehensive income (loss), net of income tax.................     (1,511)       629     1,554
                                                                      ----------- --------- ---------
Comprehensive income (loss).......................................... $     (791) $   1,755 $   2,728
                                                                      =========== ========= =========

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                Consolidated Statements of Stockholders' Equity
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                           Accumulated Other Comprehensive Income (Loss)
                                                           ---------------------------------------------
                                                                Net                          Foreign
                                    Additional               Unrealized      Other-Than-    Currency         Total
                             Common  Paid-in    Retained     Investment       Temporary    Translation   Stockholders'
                             Stock   Capital    Earnings   Gains (Losses)    Impairments   Adjustments      Equity
                             ------ ---------- ----------- --------------    -----------   -----------   -------------
Balance at December 31,
  2010 (1).................. $   86 $   6,719  $       424  $       393      $     (51)     $   (125)     $     7,446
Dividend paid to MetLife....                         (517)                                                      (517)
Capital contribution........                1                                                                       1
Return of capital (Note 12).             (47)                                                                    (47)
Net income (loss)...........                         1,174                                                      1,174
Other comprehensive income
  (loss), net of income tax.                                      1,591            (23)          (14)           1,554
                             ------ ---------  -----------  -----------      ----------     ---------     -----------
Balance at December 31, 2011     86     6,673        1,081        1,984            (74)         (139)           9,611
Dividend of subsidiary
  (Note 3)..................                         (347)                                                      (347)
Dividend paid to MetLife....                         (504)                                                      (504)
Capital contribution........               45                                                                      45
Net income (loss)...........                         1,126                                                      1,126
Other comprehensive income
  (loss), net of income
  tax (2)...................                                        503              36            90             629
                             ------ ---------  -----------  -----------      ----------     ---------     -----------
Balance at December 31, 2012     86     6,718        1,356        2,487            (38)          (49)          10,560
Dividend paid to MetLife....                       (1,000)                                                    (1,000)
Capital contribution........               19                                                                      19
Net income (loss)...........                           720                                                        720
Other comprehensive income
  (loss), net of income tax.                                    (1,549)              12            26         (1,511)
                             ------ ---------  -----------  -----------      ----------     ---------     -----------
Balance at December 31, 2013 $   86 $   6,737  $     1,076  $       938      $     (26)     $    (23)     $     8,788
                             ====== =========  ===========  ===========      ==========     =========     ===========

--------
(1)Includes amounts related to prior period adjustments to Retained Earnings of ($33) million. See Note 1.
(2)Includes amounts related to dividend of subsidiary. See Notes 3 and 12.

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                     Consolidated Statements of Cash Flows
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                                           2013        2012        2011
                                                                                        ----------- ----------- -----------
Cash flows from operating activities
Net income (loss)...................................................................... $       720 $     1,126 $     1,174
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Depreciation and amortization expenses...............................................          33          31          37
  Amortization of premiums and accretion of discounts associated with investments, net.       (167)       (168)       (152)
  (Gains) losses on investments and derivatives and from sales of businesses, net......       1,108     (1,043)     (1,160)
  (Income) loss from equity method investments, net of dividends or distributions......        (78)        (42)        (23)
  Interest credited to policyholder account balances...................................       1,037       1,147       1,189
  Universal life and investment-type product policy fees...............................     (2,336)     (2,261)     (1,956)
  Goodwill impairment..................................................................          66         394          --
  Change in fair value option securities...............................................          --       (602)     (1,483)
  Change in accrued investment income..................................................          77          66          51
  Change in premiums, reinsurance and other receivables................................     (1,355)     (1,197)     (1,202)
  Change in deferred policy acquisition costs and value of business acquired, net......       (553)         182       (207)
  Change in income tax.................................................................         213         630         537
  Change in other assets...............................................................       1,836       1,499       1,386
  Change in insurance-related liabilities and policy-related balances..................       1,144       1,863       1,958
  Change in other liabilities..........................................................         847         804         406
  Other, net...........................................................................         141          53          67
                                                                                        ----------- ----------- -----------
Net cash provided by (used in) operating activities....................................       2,733       2,482         622
                                                                                        ----------- ----------- -----------
Cash flows from investing activities
  Sales, maturities and repayments of:
   Fixed maturity securities...........................................................      18,718      14,394      17,348
   Equity securities...................................................................          67          50         168
   Mortgage loans......................................................................       2,292       1,447         993
   Real estate and real estate joint ventures..........................................         104          72          26
   Other limited partnership interests.................................................         153         223         256
  Purchases of:
   Fixed maturity securities...........................................................    (15,841)    (15,706)    (17,127)
   Equity securities...................................................................       (133)        (58)        (27)
   Mortgage loans......................................................................       (882)       (807)     (1,357)
   Real estate and real estate joint ventures..........................................       (201)       (225)        (72)
   Other limited partnership interests.................................................       (363)       (341)       (378)
  Cash received in connection with freestanding derivatives............................         111         414         397
  Cash paid in connection with freestanding derivatives................................       (720)       (335)       (478)
  Dividend of subsidiary...............................................................          --        (53)          --
  Issuances of loans to affiliates.....................................................       (500)          --       (430)
  Net change in policy loans...........................................................         (3)        (13)        (13)
  Net change in short-term investments.................................................         471       (155)     (1,347)
  Net change in other invested assets..................................................        (47)        (54)        (12)
  Other, net...........................................................................           3          --           1
                                                                                        ----------- ----------- -----------
Net cash provided by (used in) investing activities.................................... $     3,229 $   (1,147) $   (2,052)
                                                                                        ----------- ----------- -----------

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

             Consolidated Statements of Cash Flows -- (Continued)
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                                              2013        2012        2011
                                                                                           ----------- ----------- -----------
Cash flows from financing activities
  Policyholder account balances:
   Deposits............................................................................... $    13,770 $    14,785 $    20,496
   Withdrawals............................................................................    (15,899)    (15,493)    (19,404)
  Net change in payables for collateral under securities loaned and other transactions....     (1,948)         320        (24)
  Long-term debt repaid...................................................................     (1,009)       (482)       (385)
  Financing element on certain derivative instruments.....................................        (29)         180         129
  Return of capital.......................................................................          --          --        (47)
  Dividends on common stock...............................................................     (1,000)       (504)       (517)
                                                                                           ----------- ----------- -----------
Net cash provided by (used in) financing activities.......................................     (6,115)     (1,194)         248
                                                                                           ----------- ----------- -----------
Effect of change in foreign currency exchange rates on cash and cash equivalents balances.           4           9         (1)
                                                                                           ----------- ----------- -----------
Change in cash and cash equivalents.......................................................       (149)         150     (1,183)
Cash and cash equivalents, beginning of year..............................................         895         745       1,928
                                                                                           ----------- ----------- -----------
Cash and cash equivalents, end of year.................................................... $       746 $       895 $       745
                                                                                           =========== =========== ===========
Supplemental disclosures of cash flow information
  Net cash paid (received) for:
   Interest............................................................................... $       194 $       232 $       406
                                                                                           =========== =========== ===========
   Income tax............................................................................. $       (1) $     (226) $      (47)
                                                                                           =========== =========== ===========
  Non-cash transactions:
  Disposal of subsidiary: (1)
   Assets disposed........................................................................ $        -- $     4,857 $        --
   Liabilities disposed...................................................................          --     (4,567)          --
                                                                                           ----------- ----------- -----------
   Net assets disposed....................................................................          --         290          --
   Cash disposed..........................................................................          --        (53)          --
   Dividend of interests in subsidiary....................................................          --       (237)          --
                                                                                           ----------- ----------- -----------
   (Gain) loss on dividend of interests in subsidiary..................................... $        -- $        -- $        --
                                                                                           =========== =========== ===========
  Capital contribution from MetLife, Inc.................................................. $        19 $        45 $        --
                                                                                           =========== =========== ===========
  Real estate and real estate joint ventures acquired in satisfaction of debt............. $        -- $        50 $         5
                                                                                           =========== =========== ===========

--------

(1)See Note 3.

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                Notes to the Consolidated Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting
Policies

Business

  "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut, a Connecticut corporation incorporated in 1863, and its subsidiaries, including MetLife Investors USA Insurance Company ("MLI-USA"). MetLife Insurance Company of Connecticut is a wholly-owned subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

  The Company is organized into two segments: Retail and Corporate Benefit Funding.

  In the second quarter of 2013, MetLife announced its plans to merge three U.S.-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company (the "Mergers"). The companies to be merged are MetLife Insurance Company of Connecticut, MLI-USA and MetLife Investors Insurance Company ("MLIIC"), each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter Reassurance Company, Ltd. ("Exeter"), a reinsurance company that mainly reinsures guarantees associated with variable annuity products. MetLife Insurance Company of Connecticut, which is expected to be renamed and domiciled in Delaware, will be the surviving entity. Exeter, formerly a Cayman Islands company, was re-domesticated to Delaware in October 2013. Effective January 1, 2014, following receipt of New York State Department of Financial Services ("Department of Financial Services") approval, MetLife Insurance Company of Connecticut withdrew its license to issue insurance policies and annuity contracts in New York. Also effective January 1, 2014, MetLife Insurance Company of Connecticut reinsured with Metropolitan Life Insurance Company ("MLIC"), an affiliate, all existing New York insurance policies and annuity contracts that include a separate account feature. As a result of the reinsurance agreements, MetLife Insurance Company of Connecticut recorded a reinsurance recoverable, included in premiums, reinsurance and other receivables, of $545 million and a funds withheld liability, included in other liabilities, of $97 million, and transferred cash and investments of $448 million to MLIC. On December 31, 2013, MetLife Insurance Company of Connecticut deposited investments with an estimated fair market value of $6.3 billion into a custodial account, which became restricted to secure MetLife Insurance Company of Connecticut's remaining New York policyholder liabilities not covered by such reinsurance on January 1, 2014. In anticipation of establishing the custodial account with qualifying investments, MetLife Insurance Company of Connecticut transferred investments with an estimated fair value of $739 million and cash of $12 million to MLIC and received from MLIC qualifying investments with an estimated fair value of $751 million in the fourth quarter of 2013. See Note 7. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

Basis of Presentation

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from estimates.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


 Consolidation

   The accompanying consolidated financial statements include the accounts of MetLife Insurance Company of Connecticut and its subsidiaries, as well as partnerships and joint ventures in which the Company has control, and variable interest entities ("VIEs") for which the Company is the primary beneficiary. Intercompany accounts and transactions have been eliminated.

   Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

 Discontinued Operations

   The results of operations of a component of the Company that has either been disposed of or is classified as held-for-sale are reported in discontinued operations if certain criteria are met. In order to qualify for a discontinued operation, the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company, and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

 Separate Accounts

   Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if:

    .  such separate accounts are legally recognized;
    . assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
    . investments are directed by the contractholder; and . all investment performance, net of contract fees and assessments, is passed through to the contractholder.

   The Company reports separate account assets at their fair value, which is based on the estimated fair values of the underlying assets comprising the individual separate account portfolios. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the statements of operations. Separate accounts credited with a contractual investment return are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses and the accounting for these investments is consistent with the methodologies described herein for similar financial instruments held within the general account. Unit-linked separate account investments that are directed by contractholders but do not meet one or more of the other above criteria are included in fair value option ("FVO") securities. See Note 3.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Such fees are included in universal life and investment-type product policy fees in the statements of operations.

 Reclassifications

   Certain amounts in the prior years' consolidated financial statements and related footnotes thereto have been reclassified to conform with the current year presentation as discussed throughout the Notes to the Consolidated Financial Statements.

   Adjustments to Prior Periods

    During the fourth quarter of 2013, the Company determined to adjust certain prior period results to correct the following:

    . Certain prior years' acquisition costs related to variable annuity sales were incorrectly allocated to an affiliate. Such costs, net of deferred policy acquisition costs ("DAC"), were $57 million, $66 million, and $52 million for 2012, 2011 and 2010, respectively.

    . A DAC recoverability write-off of $111 million associated with term life and universal life secondary guarantees business sold in 2012 was not recorded as of December 31, 2012.

    . The fair value of a bifurcated embedded derivative associated with a reinsurance agreement was overstated by $23 million for 2011.

    . Policyholder benefits and claims and other expenses were overstated in 2012 by $6 million and $23 million, respectively, due to an adjustment in the modeling of dynamic lapses in certain variable annuity products.

    .  Tax valuation allowances were understated by $22 million for 2012.

    . A non-cash transaction relating to a pension closeout sale was incorrectly recorded as an increase of $312 million in net cash provided by operating activities with an offsetting impact on net cash used in investing activities for 2011.

    Management evaluated the materiality of these adjustments quantitatively and qualitatively and concluded that they were not material to any prior periods' annual or quarterly financial statements, however, unadjusted amounts as of December 31, 2012 would have had a significant effect on the results of operations for 2013 if they were recorded in 2013. Accordingly, the Company has revised its previously reported financial statements for prior annual periods for the items listed above, including the related tax impacts, as detailed below. The effects of the adjustments were immaterial to quarterly financial information reported in each of the interim condensed consolidated financial statements in 2012 and 2013, since the most significant adjustments occurred in the fourth quarter of 2012. As a result, such previously reported quarterly financial information has not been adjusted, and we do not plan to amend prior quarterly filings.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   The impact of the adjustments is shown in the tables below:

                                                                      December 31, 2012
                                                                     -------------------
                                                                         As
                                                                     Previously    As
Consolidated Balance Sheets                                           Reported  Adjusted
-------------------------------------------------------------------- ---------- --------
                                                                        (In millions)
Assets
   Premiums, reinsurance and other receivables......................  $ 22,143  $ 21,927
   Deferred policy acquisition costs and value of business acquired.  $  3,793  $  3,746
   Other assets.....................................................  $    822  $    826
   Total assets.....................................................  $184,796  $184,537
Liabilities
   Future policy benefits...........................................  $ 27,585  $ 27,583
   Deferred income tax liability....................................  $  1,938  $  1,870
   Total liabilities................................................  $174,047  $173,977
Stockholders' Equity
   Retained earnings................................................  $  1,545  $  1,356
   Total stockholders' equity.......................................  $ 10,749  $ 10,560
   Total liabilities and stockholders' equity.......................  $184,796  $184,537

                                                                                   December 31,
                                                                      ---------------------------------------
                                                                             2012                2011
                                                                      ------------------- -------------------
                                                                          As                  As
                                                                      Previously    As    Previously    As
Consolidated Statements of Operations                                  Reported  Adjusted  Reported  Adjusted
--------------------------------------------------------------------- ---------- -------- ---------- --------
                                                                                   (In millions)
Revenues
   Net derivative gains (losses).....................................   $  980    $1,003    $1,119    $1,096
   Total revenues....................................................   $8,117    $8,140    $8,520    $8,497
Expenses
   Policyholder benefits and claims..................................   $2,395    $2,389    $2,660       N/A
   Other expenses....................................................   $2,575    $2,720    $2,915    $2,981
   Total expenses....................................................   $6,511    $6,650    $6,764    $6,830
Income (loss) from continuing operations before provision for income
  tax................................................................   $1,606    $1,490    $1,756    $1,667
Provision for income tax expense (benefit)...........................   $  391    $  372    $  523    $  493
Income (loss) from continuing operations, net of income tax..........   $1,215    $1,118    $1,233    $1,174
Net income (loss)....................................................   $1,223    $1,126    $1,233    $1,174

                                                                     December 31,
                                                        ---------------------------------------
                                                               2012                2011
                                                        ------------------- -------------------
                                                            As                  As
                                                        Previously    As    Previously    As
Consolidated Statements of Comprehensive Income (Loss)   Reported  Adjusted  Reported  Adjusted
------------------------------------------------------  ---------- -------- ---------- --------
                                                                     (In millions)
             Net income (loss).........................   $1,223    $1,126    $1,233    $1,174
             Comprehensive income (loss)...............   $1,852    $1,755    $2,787    $2,728

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


                                                           As
                                                       Previously    As
      Consolidated Statements of Stockholders' Equity   Reported  Adjusted
      -----------------------------------------------  ---------- --------
                                                          (In millions)
             Retained Earnings
               Balance at December 31, 2010...........  $   457   $   424
                Net income (loss).....................  $ 1,233   $ 1,174
               Balance at December 31, 2011...........  $ 1,173   $ 1,081
                Net income (loss).....................  $ 1,223   $ 1,126
               Balance at December 31, 2012...........  $ 1,545   $ 1,356
             Total Stockholders' Equity
               Balance at December 31, 2010...........  $ 7,479   $ 7,446
               Balance at December 31, 2011...........  $ 9,703   $ 9,611
               Balance at December 31, 2012...........  $10,749   $10,560

                                                                                   December 31,
-                                                                    ---------------------------------------
                                                                            2012                 2011
                                                                     ------------------  -------------------
                                                                         As                  As
                                                                     Previously    As    Previously    As
Consolidated Statements of Cash Flows                                 Reported  Adjusted  Reported  Adjusted
-------------------------------------------------------------------  ---------- -------- ---------- --------
                                                                                  (In millions)
Cash flows from operating activities
   Net income (loss)................................................  $ 1,223   $ 1,126   $  1,233  $  1,174
   (Gains) losses on investments and derivatives and from sales of businesses, net................................................  $(1,020)  $(1,043)  $ (1,183) $ (1,160)
   Change in premiums, reinsurance and other receivables............  $(1,229)  $(1,197)  $ (1,288) $ (1,202)
   Change in deferred policy acquisition costs and value of
     business acquired, net.........................................  $    69   $   182   $   (187) $   (207)
   Change in income tax.............................................  $   649   $   630   $    567  $    537
   Change in other assets...........................................  $ 1,503   $ 1,499        N/A       N/A
   Change in insurance-related liabilities and policy-related
     balances.......................................................  $ 1,865   $ 1,863   $  2,307  $  1,958
   Other, net.......................................................      N/A       N/A   $     30  $     67
   Net cash provided by (used in) operating activities..............      N/A       N/A   $    934  $    622
Cash flows from investing activities
   Purchases of fixed maturity securities...........................      N/A       N/A   $(17,439) $(17,127)
   Net cash provided by (used in) investing activities..............      N/A       N/A   $ (2,364) $ (2,052)

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


Summary of Significant Accounting Policies

   The following are the Company's significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

--------------------------------------------------------------------------------------------------------
Accounting Policy                                                                                   Note
--------------------------------------------------------------------------------------------------------
Insurance                                                                                            4
--------------------------------------------------------------------------------------------------------
Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles   5
--------------------------------------------------------------------------------------------------------
Reinsurance                                                                                          6
--------------------------------------------------------------------------------------------------------
Investments                                                                                          7
--------------------------------------------------------------------------------------------------------
Derivatives                                                                                          8
--------------------------------------------------------------------------------------------------------
Fair Value                                                                                           9
--------------------------------------------------------------------------------------------------------
Goodwill                                                                                             10
--------------------------------------------------------------------------------------------------------
Income Tax                                                                                           14
--------------------------------------------------------------------------------------------------------
Litigation Contingencies                                                                             15

 Insurance

  Future Policy Benefit Liabilities and Policyholder Account Balances

    The Company establishes liabilities for amounts payable under insurance policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability terminations, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis. For long duration insurance contracts, assumptions such as mortality, morbidity and interest rates are "locked in" upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation.

    Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The assumptions used in estimating the secondary guarantee liabilities are consistent with those used for amortizing DAC and are thus subject to the same variability and risk as further discussed herein. The assumptions of investment performance and volatility for variable products are consistent with historical experience of appropriate underlying equity indices, such as the Standard & Poor's Ratings Services ("S&P") 500 Index. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The Company regularly reviews its estimates of liabilities for future policy benefits and compares them with its actual experience. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

    Policyholder account balances ("PABs") relate to contract or contract features where the Company has no significant insurance risk.

    The Company issues directly and assumes through reinsurance, certain variable annuity products with guaranteed minimum benefits that provide the policyholder a minimum return based on their initial deposit (i.e., the benefit base) less withdrawals. These guarantees are accounted for as insurance liabilities or as embedded derivatives depending on how and when the benefit is paid. Specifically, a guarantee is accounted for as an embedded derivative if a guarantee is paid without requiring (i) the occurrence of specific insurable event, or (ii) the policyholder to annuitize. Alternatively, a guarantee is accounted for as an insurance liability if the guarantee is paid only upon either (i) the occurrence of a specific insurable event, or (ii) annuitization. In certain cases, a guarantee may have elements of both an insurance liability and an embedded derivative and in such cases the guarantee is split and accounted for under both models.

    Guarantees accounted for as insurance liabilities in future policy benefits include guaranteed minimum death benefits ("GMDBs"), the portion of guaranteed minimum income benefits ("GMIBs") that require annuitization, and the life-contingent portion of guaranteed minimum withdrawal benefits ("GMWBs").

    Guarantees accounted for as embedded derivatives in PABs include the non life-contingent portion of GMWBs, guaranteed minimum accumulation benefits ("GMABs") and the portion of GMIBs that do not require annuitization. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

  Other Policy-Related Balances

    Other policy-related balances include policy and contract claims, unearned revenue liabilities, premiums received in advance and policyholder dividends due and unpaid.

    The liability for policy and contract claims generally relates to incurred but not reported death, disability, and long-term care ("LTC") claims, as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from analyses of historical patterns of claims by business line. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

    The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC as discussed further herein. Such amortization is recorded in universal life and investment-type product policy fees.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The Company accounts for the prepayment of premiums on its individual life, group life and health contracts as premiums received in advance and applies the cash received to premiums when due.

  Recognition of Insurance Revenues and Deposits

    Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided to recognize profits over the estimated lives of the insurance policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into earnings in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

    Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

    Deposits related to universal life-type and investment-type products are credited to PABs. Revenues from such contracts consist of fees for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to earnings include interest credited and benefit claims incurred in excess of related PABs.

    Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

 Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles

   The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts are capitalized as DAC. Such costs include:

    .  incremental direct costs of contract acquisition, such as commissions;
    . the portion of an employee's total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed;
    . other essential direct costs that would not have been incurred had a policy not been acquired or renewed; and
    . in limited circumstances, the costs of direct-response advertising, the primary purpose of which is to elicit sales to customers who could be shown to have responded specifically to the advertising and that results in probable future benefits.

   All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred.

   Value of business acquired ("VOBA") is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

 based on projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns, nonperformance risk adjustment and other factors. Actual experience on the purchased business may vary from these projections.

  DAC and VOBA are amortized as follows:

 -----------------------------------------------------------------------------
 Products:                              In proportion to the following over
                                        estimated lives of the contracts:
 -----------------------------------------------------------------------------
 .  Nonparticipating and                Historic actual and expected future
    non-dividend-paying traditional     gross premiums.
    contracts (primarily term
    insurance)
 -----------------------------------------------------------------------------
 .  Participating, dividend-paying      Actual and expected future gross
    traditional contracts               margins.
 -----------------------------------------------------------------------------
 .  Fixed and variable universal life   Actual and expected future gross
    contracts                           profits.
 .  Fixed and variable deferred
    annuity contracts
 -----------------------------------------------------------------------------

   See Note 5 for additional information on DAC and VOBA amortization.

   The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

   The Company generally has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in policyholder benefits and claims. Each year, or more frequently if circumstances indicate a potential recoverability issue exists, the Company reviews deferred sales inducements to determine the recoverability of the asset.

   Value of distribution agreements acquired ("VODA") is reported in other assets and represents the present value of expected future profits associated with the expected future business derived from the distribution agreements acquired as part of a business combination. Value of customer relationships acquired ("VOCRA") is also reported in other assets and represents the present value of the expected future profits associated with the expected future business acquired through existing customers of the acquired company or business. The VODA and VOCRA associated with past business combinations are amortized over useful lives ranging from 10 to 30 years and such amortization is included in other expenses. Each year, or more frequently if circumstances indicate a possible impairment exists, the Company reviews VODA and VOCRA to determine whether the asset is impaired.

 Reinsurance

   For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company's obligations as the primary insurer. The Company reviews all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC when there is a gain at inception on the ceding entity and to other liabilities when there is a loss at inception. The net cost of reinsurance is recognized as a component of other expenses when there is a gain at inception and as policyholder benefits and claims when there is a loss and is subsequently amortized on a basis consistent with the methodology used for amortizing DAC related to the underlying reinsured contracts. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) premiums, reinsurance and other receivables (future policy benefits) are established.

   Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

   The funds withheld liability represents amounts withheld by the Company in accordance with the terms of the reinsurance agreements. The Company withholds the funds rather than transferring the underlying investments and, as a result, records funds withheld liability within other liabilities. The Company recognizes interest on funds withheld, included in other expenses, at rates defined by the terms of the agreement which may be contractually specified or directly related to the investment portfolio.

   Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues. With respect to GMIBs, a portion of the directly written GMIBs are accounted for as insurance liabilities, but the associated reinsurance agreements contain embedded derivatives. These embedded derivatives are included in premiums, reinsurance and other receivables with changes in estimated fair value reported in net derivative gains (losses).

   If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


 Investments

  Net Investment Income and Net Investment Gains (Losses)

    Income on investments is reported within net investment income, unless otherwise stated herein. Gains and losses on sales of investments, impairment losses and changes in valuation allowances are reported within net investment gains (losses), unless otherwise stated herein.

  Fixed Maturity and Equity Securities

    The majority of the Company's fixed maturity and equity securities are classified as available-for-sale ("AFS") and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) ("OCI"), net of policyholder-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

    Interest income on fixed maturity securities is recognized when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Prepayment fees are recognized when earned. Dividends on equity securities are recognized when declared.

    The Company periodically evaluates fixed maturity and equity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value, as well as an analysis of the gross unrealized losses by severity and/or age as described in Note 7 "-- Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities."

    For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment ("OTTI") is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either:
  (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security's amortized cost and estimated fair value. If neither of these conditions exist, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors ("noncredit loss") is recorded in OCI.

    With respect to equity securities, the Company considers in its OTTI analysis its intent and ability to hold a particular equity security for a period of time sufficient to allow for the recovery of its estimated fair value to an amount equal to or greater than cost. If a sale decision is made for an equity security and recovery to an amount at least equal to cost prior to the sale is not expected, the security will be deemed to be other-than-temporarily impaired in the period that the sale decision was made and an OTTI loss will be recorded in earnings. The OTTI loss recognized is the entire difference between the security's cost and its estimated fair value.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


  Mortgage Loans

    The Company disaggregates its mortgage loan investments into two portfolio segments: commercial and agricultural. The accounting policies that are applicable to all portfolio segments are presented below and the accounting policies related to each of the portfolio segments are included in Note 7.

    Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and are net of valuation allowances. Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts.

    Also included in mortgage loans are commercial mortgage loans held by consolidated securitization entities ("CSEs") for which the FVO was elected. These mortgage loans are stated at estimated fair value. Changes in estimated fair value are recognized in net investment gains (losses) for commercial mortgage loans held by CSEs.

  Policy Loans

    Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractual interest rate. Generally, accrued interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as they are fully collateralized by the cash surrender value of the underlying insurance policies. Any unpaid principal or interest on the loan is deducted from the cash surrender value or the death benefit prior to settlement of the insurance policy.

  Real Estate

    Real estate held-for-investment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income associated with such real estate is recognized on a straight-line basis over the term of the respective leases. The Company periodically reviews its real estate held-for-investment for impairment and tests for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable and exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, which is generally computed using the present value of expected future cash flows discounted at a rate commensurate with the underlying risks.

    Real estate for which the Company commits to a plan to sell within one year and actively markets in its current condition for a reasonable price in comparison to its estimated fair value is classified as held for sale. Real estate held-for-sale is stated at the lower of depreciated cost or estimated fair value less expected disposition costs and is not depreciated.

  Real Estate Joint Ventures and Other Limited Partnership Interests

    The Company uses the equity method of accounting for investments in equity securities when it has significant influence or at least 20% interest and for investments in real estate joint ventures and other limited partnership interests ("investees") when it has more than a minor ownership interest or more than a minor influence over the investee's operations, but does not have a controlling financial interest. The Company

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  generally recognizes its share of the investee's earnings on a three-month lag in instances where the investee's financial information is not sufficiently timely or when the investee's reporting period differs from the Company's reporting period.

    The Company uses the cost method of accounting for investments in which it has virtually no influence over the investee's operations. The Company recognizes distributions on cost method investments as earned or received. Because of the nature and structure of these cost method investments, they do not meet the characteristics of an equity security in accordance with applicable accounting standards.

    The Company routinely evaluates its equity method and cost method investments for impairment. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. The Company considers its cost method investments for impairment when the carrying value of such investments exceeds the net asset value ("NAV"). The Company takes into consideration the severity and duration of this excess when determining whether the cost method investment is impaired.

  Short-term Investments

    Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at estimated fair value or amortized cost, which approximates estimated fair value. Short-term investments also include investments in affiliated money market pools.

  Other Invested Assets

    Other invested assets consist principally of the following:

    . Freestanding derivatives with positive estimated fair values are described in "-- Derivatives" below.
    . Loans to affiliates are stated at unpaid principal balance, adjusted for any unamortized premium or discount.
    . Tax credit and renewable energy partnerships derive a significant source of investment return in the form of income tax credits or other tax incentives. Where tax credits are guaranteed by a creditworthy third party, the investment is accounted for under the effective yield method. Otherwise, the investment is accounted for under the equity method.
    . Leveraged leases are recorded net of non-recourse debt. Income on leveraged leases is recognized by applying the leveraged lease's estimated rate of return to the net investment in the lease. The Company regularly reviews residual values for impairment.
    . Investments in joint ventures that engage in insurance underwriting activities are accounted for under the equity method.

  Securities Lending Program

    Securities lending transactions, whereby blocks of securities are loaned to third parties, primarily brokerage firms and commercial banks, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company obtains collateral at the inception of the loan, usually cash, in an amount

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  generally equal to 102% of the estimated fair value of the securities loaned, and maintains it at a level greater than or equal to 100% for the duration of the loan. The Company is liable to return to the counterparties the cash collateral received. Security collateral on deposit from counterparties in connection with the securities lending transactions may not be sold or repledged, unless the counterparty is in default, and is not reflected in the financial statements. The Company monitors the estimated fair value of the securities loaned on a daily basis and additional collateral is obtained as necessary. Income and expenses associated with securities lending transactions are reported as investment income and investment expense, respectively, within net investment income.

 Derivatives

  Freestanding Derivatives

    Freestanding derivatives are carried in the Company's balance sheets either as assets within other invested assets or as liabilities within other liabilities at estimated fair value. The Company does not offset the fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

    Accruals on derivatives are generally recorded in accrued investment income or within other liabilities. However, accruals that are not scheduled to settle within one year are included with the derivatives carrying value in other invested assets or other liabilities.

    If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are reported in net derivative gains (losses) except as follows:

 -----------------------------------------------------------------------------
 Statement of Operations Presentation:  Derivative:
 -----------------------------------------------------------------------------
 Policyholder benefits and claims       .  Economic hedges of variable
                                           annuity guarantees included in
                                           future policy benefits
 -----------------------------------------------------------------------------
 Net investment income                  .  Economic hedges of equity method
                                           investments in joint ventures
 -----------------------------------------------------------------------------

  Hedge Accounting

    To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. Hedge designation and financial statement presentation of changes in estimated fair value of the hedging derivatives are as follows:

    . Fair value hedge (a hedge of the estimated fair value of a recognized asset or liability) -- in net derivative gains (losses), consistent with the change in fair value of the hedged item attributable to the designated risk being hedged.
    . Cash flow hedge (a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability) -- effectiveness in OCI (deferred gains or losses on the derivative are reclassified into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item); ineffectiveness in net derivative gains (losses).

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The changes in estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the statement of operations within interest income or interest expense to match the location of the hedged item.

    In its hedge documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at least quarterly throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

    The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

    When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried in the balance sheets at its estimated fair value, with changes in estimated fair value recognized in net derivative gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in OCI related to discontinued cash flow hedges are released into the statements of operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

    When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried in the balance sheets at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in OCI pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in net derivative gains (losses).

    In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value in the balance sheets, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

  Embedded Derivatives

    The Company sells variable annuities and issues certain insurance products and investment contracts and is a party to certain reinsurance agreements that have embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if:

    . the combined instrument is not accounted for in its entirety at fair value with changes in fair value recorded in earnings;

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

    . the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; and
    . a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument.

    Such embedded derivatives are carried in the balance sheets at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income. Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income if that contract contains an embedded derivative that requires bifurcation. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

 Fair Value

   Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

   Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the estimated fair value of assets and liabilities.

 Goodwill

   Goodwill represents the future economic benefits arising from net assets acquired in a business combination that are not individually identified and recognized. Goodwill is calculated as the excess of cost over the estimated fair value of such net assets acquired, is not amortized, and is tested for impairment based on a fair value approach at least annually or more frequently if events or circumstances indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter. Goodwill associated with a business acquisition is not tested for impairment during the year the business is acquired unless there is a significant identified impairment event.

   The impairment test is performed at the reporting unit level, which is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, if the carrying value of a reporting unit

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

 exceeds its estimated fair value, there may be an indication of impairment. In such instances, the implied fair value of the goodwill is determined in the same manner as the amount of goodwill that would be determined in a business combination. The excess of the carrying value of goodwill over the implied fair value of goodwill would be recognized as an impairment and recorded as a charge against net income.

   On an ongoing basis, the Company evaluates potential triggering events that may affect the estimated fair value of the Company's reporting units to assess whether any goodwill impairment exists. Deteriorating or adverse market conditions for certain reporting units may have a significant impact on the estimated fair value of these reporting units and could result in future impairments of goodwill.

 Employee Benefit Plans

  Pension, postretirement and postemployment benefits are provided to associates under plans sponsored and administered by MLIC, an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from MLIC.

 Income Tax

   MetLife Insurance Company of Connecticut and all of its includable subsidiaries join with MetLife and its includable subsidiaries in filing a consolidated U.S. life and non-life federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Current taxes (and the benefits of tax attributes such as losses) are allocated to MetLife Insurance Company of Connecticut and its subsidiaries under the consolidated tax return regulations and a tax sharing agreement. Under the consolidated tax return regulations, MetLife has elected the "percentage method" (and 100 percent under such method) of reimbursing companies for tax attributes such as losses. As a result, 100 percent of tax attributes such as losses are reimbursed by MetLife to the extent that consolidated federal income tax of the consolidated federal tax return group is reduced in a year by tax attributes such as losses. Profitable subsidiaries pay MetLife each year the federal income tax which such profitable subsidiary would have paid that year based upon that year's taxable income. If MetLife Insurance Company of Connecticut or its includable subsidiaries has current or prior deductions and credits (including but not limited to losses) which reduce the consolidated tax liability of the consolidated federal tax return group, the deductions and credits are characterized as realized (or realizable) by MetLife Insurance Company of Connecticut and its includable subsidiaries when those tax attributes are realized (or realizable) by the consolidated federal tax return group, even if MetLife Insurance Company of Connecticut or its includable subsidiaries would not have realized the attributes on a stand-alone basis under a "wait and see" method.

   The Company's accounting for income taxes represents management's best estimate of various events and transactions.

   Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Factors in management's determination include the performance of the business and its ability to generate capital gains. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

  . future taxable income exclusive of reversing temporary differences and carryforwards;
  .  future reversals of existing taxable temporary differences;
  . taxable income in prior carryback years; and . tax planning strategies.

   The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the financial statements in the year these changes occur.

   The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

   The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

 Litigation Contingencies

   The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are recognized as incurred. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's financial statements.

 Other Accounting Policies

  Cash and Cash Equivalents

    The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


  Property, Equipment, Leasehold Improvements and Computer Software

    Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the assets, as appropriate. Estimated lives generally range from five to 10 years for leasehold improvements, and from three to seven years for all other property and equipment. The net book value of the property, equipment and leasehold improvements was insignificant at both December 31, 2013 and 2012.

    Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $200 million and $185 million at December 31, 2013 and 2012, respectively. Accumulated amortization of capitalized software was $97 million and $92 million at December 31, 2013 and 2012, respectively. Related amortization expense was $5 million, $10 million and $17 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  Other Revenues

    Other revenues include, in addition to items described elsewhere herein, advisory fees, broker-dealer commissions and fees and administrative service fees. Such fees and commissions are recognized in the period in which services are performed.

  Foreign Currency

    Assets, liabilities and operations of foreign affiliates and subsidiaries are recorded based on the functional currency of each entity. The determination of the functional currency is made based on the appropriate economic and management indicators. The local currencies of foreign operations are the functional currencies. Assets and liabilities of foreign affiliates and subsidiaries are translated from the functional currency to U.S. dollars at the exchange rates in effect at each year-end and income and expense accounts are translated at the average exchange rates during the year. The resulting translation adjustments are charged or credited directly to OCI, net of applicable taxes. Gains and losses from foreign currency transactions, including the effect of re-measurement of monetary assets and liabilities to the appropriate functional currency, are reported as part of net investment gains (losses) in the period in which they occur.

Adoption of New Accounting Pronouncements

  Effective July 17, 2013, the Company adopted new guidance regarding derivatives that permits the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to the United States Treasury and London Interbank Offered Rate ("LIBOR"). Also, this new guidance removes the restriction on using different benchmark rates for similar hedges. The new guidance did not have a material impact on the financial statements upon adoption, but may impact the selection of benchmark interest rates for hedging relationships in the future.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


  Effective January 1, 2013, the Company adopted new guidance regarding comprehensive income that requires an entity to provide information about the amounts reclassified out of accumulated OCI ("AOCI") by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The adoption was prospectively applied and resulted in additional disclosures in Note 12.

  Effective January 1, 2013, the Company adopted new guidance regarding balance sheet offsetting disclosures which requires an entity to disclose information about offsetting and related arrangements for derivatives, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions, to enable users of its financial statements to understand the effects of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The adoption was retrospectively applied and resulted in additional disclosures related to derivatives in Note 8.

  On January 1, 2012, the Company adopted new guidance regarding accounting for DAC, which was retrospectively applied. The guidance specifies that only costs related directly to successful acquisition of new or renewal contracts can be capitalized as DAC; all other acquisition-related costs must be expensed as incurred. As a result, certain sales manager compensation and administrative costs previously capitalized by the Company will no longer be deferred.

  On January 1, 2012, the Company adopted new guidance regarding comprehensive income, which was retrospectively applied, that provides companies with the option to present the total of comprehensive income, components of net income, and the components of OCI either in a single continuous statement of comprehensive income or in two separate but consecutive statements in annual financial statements. The standard eliminates the option to present components of OCI as part of the statement of changes in stockholders' equity. The Company adopted the two-statement approach for annual financial statements.

  Effective January 1, 2012, the Company adopted new guidance on goodwill impairment testing that simplifies how an entity tests goodwill for impairment. This new guidance allows an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as a basis for determining whether it needs to perform the quantitative two-step goodwill impairment test. Only if an entity determines, based on qualitative assessment, that it is more likely than not that a reporting unit's fair value is less than its carrying value will it be required to calculate the fair value of the reporting unit. The qualitative assessment is optional and the Company is permitted to bypass it for any reporting unit in any period and begin its impairment analysis with the quantitative calculation. The Company is permitted to perform the qualitative assessment in any subsequent period.

  Effective January 1, 2012, the Company adopted new guidance regarding fair value measurements that establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards. Some of the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

amendments clarify the Financial Accounting Standards Board's ("FASB") intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption did not have a material impact on the Company's financial statements other than the expanded disclosures in Note 9.

Future Adoption of New Accounting Pronouncements

  In March 2013, the FASB issued new guidance regarding foreign currency (Accounting Standards Update ("ASU") 2013-05, Foreign Currency Matters (Topic
830): Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity), effective prospectively for fiscal years and interim reporting periods within those years beginning after December 15, 2013. The amendments require an entity that ceases to have a controlling financial interest in a subsidiary or group of assets within a foreign entity to apply the guidance in Subtopic 830-30, Foreign Currency Matters -- Translation of Financial Statements, to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, the partial sale guidance in section 830-30-40, Derecognition, still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

  In February 2013, the FASB issued new guidance regarding liabilities (ASU 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date), effective retrospectively for fiscal years beginning after December 15, 2013 and interim periods within those years. The amendments require an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. In addition, the amendments require an entity to disclose the nature and amount of the obligation, as well as other information about the obligation. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

2. Segment Information

  The Company is organized into two segments: Retail and Corporate Benefit Funding. In addition, the Company reports certain of its results of operations in Corporate & Other.

Retail

  The Retail segment offers a broad range of protection products and a variety of annuities primarily to individuals, and is organized into two businesses:
Annuities and Life & Other. Annuities includes a variety of variable, fixed and indexed annuities which provide for both asset accumulation and asset distribution needs. Life & Other insurance products and services include variable life, universal life, term life and whole life products, as well as individual disability income products. Additionally, through broker-dealer affiliates, the Company offers a full range of mutual funds and other securities products.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)


Corporate Benefit Funding

  The Corporate Benefit Funding segment offers a broad range of annuity and investment products, including guaranteed interest products and other stable value products, income annuities, and separate account contracts for the investment management of defined benefit and defined contribution plan assets. This segment also includes structured settlements and certain products to fund company-, bank- or trust-owned life insurance used to finance non-qualified benefit programs for executives.

Corporate & Other

  Corporate & Other contains the excess capital not allocated to the segments, various start-up businesses, including direct and digital marketing products, run-off businesses, the Company's ancillary international operations, interest expense related to the majority of the Company's outstanding debt, as well as expenses associated with certain legal proceedings and income tax audit issues. Corporate & Other also includes the elimination of intersegment amounts.

Financial Measures and Segment Accounting Policies

  Operating earnings is the measure of segment profit or loss the Company uses to evaluate segment performance and allocate resources. Consistent with GAAP guidance for segment reporting, operating earnings is the Company's measure of segment performance and is reported below. Operating earnings should not be viewed as a substitute for income (loss) from continuing operations, net of income tax. The Company believes the presentation of operating earnings as the Company measures it for management purposes enhances the understanding of its performance by highlighting the results of operations and the underlying profitability drivers of the business.

  Operating earnings is defined as operating revenues less operating expenses, both net of income tax.

  Operating revenues excludes net investment gains (losses) and net derivative gains (losses). Operating expenses excludes goodwill impairments.

  The following additional adjustments are made to GAAP revenues, in the line items indicated, in calculating operating revenues:

    . Universal life and investment-type product policy fees excludes the amortization of unearned revenue related to net investment gains (losses) and net derivative gains (losses) and certain variable annuity GMIB fees ("GMIB Fees"); and

    . Net investment income: (i) includes amounts for scheduled periodic settlement payments and amortization of premium on derivatives that are hedges of investments or that are used to replicate certain investments, but do not qualify for hedge accounting treatment, (ii) includes income from discontinued real estate operations, (iii) excludes post-tax operating earnings adjustments relating to insurance joint ventures accounted for under the equity method, (iv) excludes certain amounts related to contractholder-directed unit-linked investments, and
       (v) excludes certain amounts related to securitization entities that are VIEs consolidated under GAAP.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)


  The following additional adjustments are made to GAAP expenses, in the line items indicated, in calculating operating expenses:

    . Policyholder benefits and claims excludes: (i) amounts associated with periodic crediting rate adjustments based on the total return of a contractually referenced pool of assets, (ii) benefits and hedging costs related to GMIBs ("GMIB Costs"), and (iii) market value adjustments associated with surrenders or terminations of contracts ("Market Value Adjustments");

    . Interest credited to policyholder account balances includes adjustments for scheduled periodic settlement payments and amortization of premium on derivatives that are hedges of PABs but do not qualify for hedge accounting treatment and excludes amounts related to net investment income earned on contractholder-directed unit-linked investments;

    . Amortization of DAC and VOBA excludes amounts related to: (i) net investment gains (losses) and net derivative gains (losses), (ii) GMIB Fees and GMIB Costs, and (iii) Market Value Adjustments;

    . Interest expense on debt excludes certain amounts related to securitization entities that are VIEs consolidated under GAAP; and

    . Other expenses excludes costs related to: (i) implementation of new insurance regulatory requirements, and (ii) acquisition and integration costs.

   Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2013, 2012 and 2011 and at December 31, 2013 and 2012. The segment accounting policies are the same as those used to prepare the Company's consolidated financial statements, except for operating earnings adjustments as defined above. In addition, segment accounting policies include the method of capital allocation described below.

   Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in MetLife's and the Company's business.

   MetLife's economic capital model aligns segment allocated equity with emerging standards and consistent risk principles. The model applies statistics-based risk evaluation principles to the material risks to which the Company is exposed. These consistent risk principles include calibrating required economic capital shock factors to a specific confidence level and time horizon and applying an industry standard method for the inclusion of diversification benefits among risk types.

   Segment net investment income is credited or charged based on the level of allocated equity; however, changes in allocated equity do not impact the Company's consolidated net investment income, operating earnings or income
 (loss) from continuing operations, net of income tax.

   Net investment income is based upon the actual results of each segment's specifically identifiable investment portfolios adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)


                                                                  Operating Earnings
                                                         -------------------------------------
                                                                  Corporate
                                                                   Benefit  Corporate                         Total
Year Ended December 31, 2013                              Retail   Funding   & Other   Total   Adjustments Consolidated
-------------------------------------------------------- -------- --------- --------- -------- ----------- ------------
                                                                                 (In millions)
Revenues
Premiums................................................ $    387  $   184   $    35  $    606 $       --   $      606
Universal life and investment-type product policy fees..    2,155       35        --     2,190        146        2,336
Net investment income...................................    1,614    1,162       112     2,888       (36)        2,852
Other revenues..........................................      587        5        --       592         --          592
Net investment gains (losses)...........................       --       --        --        --         82           82
Net derivative gains (losses)...........................       --       --        --        --    (1,052)      (1,052)
                                                         --------  -------   -------  -------- ----------   ----------
  Total revenues........................................    4,743    1,386       147     6,276      (860)        5,416
                                                         --------  -------   -------  -------- ----------   ----------
Expenses
Policyholder benefits and claims........................      737      749        14     1,500        207        1,707
Interest credited to policyholder account balances......      906      136        --     1,042        (5)        1,037
Goodwill impairment.....................................       --       --        --        --         66           66
Capitalization of DAC...................................    (475)      (2)      (27)     (504)         --        (504)
Amortization of DAC and VOBA............................      552        5         1       558      (508)           50
Interest expense on debt................................       --       --        68        68        122          190
Other expenses..........................................    1,816       36        71     1,923         --        1,923
                                                         --------  -------   -------  -------- ----------   ----------
  Total expenses........................................    3,536      924       127     4,587      (118)        4,469
                                                         --------  -------   -------  -------- ----------   ----------
Provision for income tax expense (benefit)..............      395      162      (86)       471      (244)          227
                                                         --------  -------   -------  -------- ----------   ----------
Operating earnings...................................... $    812  $   300   $   106     1,218
                                                         ========  =======   =======
Adjustments to:.........................................
  Total revenues........................................                                 (860)
  Total expenses........................................                                   118
  Provision for income tax (expense) benefit............                                   244
                                                                                      --------
Income (loss) from continuing operations, net of income
 tax....................................................                              $    720              $      720
                                                                                      ========              ==========

                                            Corporate
                                             Benefit  Corporate &
   At December 31, 2013            Retail    Funding     Other      Total
   ----------------------------- ---------- --------- ----------- ----------
                                                (In millions)
   Total assets................. $  146,515 $  30,822  $  10,702  $  188,039
   Separate account assets...... $   95,692 $   2,088  $      --  $   97,780
   Separate account liabilities. $   95,692 $   2,088  $      --  $   97,780

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)


                                                                   Operating Earnings
                                                         ---------------------------------------
                                                                  Corporate
                                                                   Benefit  Corporate &                         Total
Year Ended December 31, 2012                              Retail   Funding     Other     Total   Adjustments Consolidated
-------------------------------------------------------- -------- --------- ----------- -------- ----------- ------------
                                                                                  (In millions)
Revenues
Premiums................................................ $    498 $    629   $    134   $  1,261 $       --  $     1,261
Universal life and investment-type product policy fees..    2,081       29         14      2,124        137        2,261
Net investment income...................................    1,525    1,167        185      2,877         75        2,952
Other revenues..........................................      505        6         --        511         --          511
Net investment gains (losses)...........................       --       --         --         --        152          152
Net derivative gains (losses)...........................       --       --         --         --      1,003        1,003
                                                         -------- --------   --------   -------- ----------  -----------
  Total revenues........................................    4,609    1,831        333      6,773      1,367        8,140
                                                         -------- --------   --------   -------- ----------  -----------
Expenses
Policyholder benefits and claims........................      738    1,161        128      2,027        362        2,389
Interest credited to policyholder account balances......      943      162         --      1,105         42        1,147
Goodwill impairment.....................................       --       --         --         --        394          394
Capitalization of DAC...................................    (848)      (5)       (33)      (886)         --        (886)
Amortization of DAC and VOBA............................      666       10          2        678        357        1,035
Interest expense on debt................................       --       --         68         68        163          231
Other expenses..........................................    2,229       39         66      2,334          6        2,340
                                                         -------- --------   --------   -------- ----------  -----------
  Total expenses........................................    3,728    1,367        231      5,326      1,324        6,650
                                                         -------- --------   --------   -------- ----------  -----------
Provision for income tax expense (benefit)..............      332      162       (30)        464       (92)          372
                                                         -------- --------   --------   --------             -----------
Operating earnings...................................... $    549 $    302   $    132        983
                                                         ======== ========   ========
Adjustments to:
  Total revenues........................................                                   1,367
  Total expenses........................................                                 (1,324)
  Provision for income tax (expense) benefit............                                      92
                                                                                        --------
Income (loss) from continuing operations, net of income
 tax....................................................                                $  1,118             $     1,118
                                                                                        ========             ===========

                                             Corporate
                                              Benefit  Corporate
    At December 31, 2012            Retail    Funding   & Other    Total
    ----------------------------- ---------- --------- --------- ----------
                                                (In millions)

    Total assets................. $  136,074  $33,140  $  15,323 $  184,537
    Separate account assets...... $   84,106  $ 2,008  $      -- $   86,114
    Separate account liabilities. $   84,106  $ 2,008  $      -- $   86,114

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)

                                                                    Operating Earnings
                                                         -----------------------------------------
                                                                    Corporate
                                                                     Benefit  Corporate                           Total
Year Ended December 31, 2011                               Retail    Funding   & Other    Total    Adjustments Consolidated
-------------------------------------------------------- ---------- --------- --------- ---------- ----------- ------------
                                                                                   (In millions)
Revenues
Premiums................................................ $      710  $  1,071  $     47 $    1,828 $        --  $     1,828
Universal life and investment-type product policy fees..      1,764        34        36      1,834         122        1,956
Net investment income...................................      1,423     1,175       181      2,779         295        3,074
Other revenues..........................................        502         5         1        508          --          508
Net investment gains (losses)...........................         --        --        --         --          35           35
Net derivative gains (losses)...........................         --        --        --         --       1,096        1,096
                                                         ----------  --------  -------- ---------- -----------  -----------
  Total revenues........................................      4,399     2,285       265      6,949       1,548        8,497
                                                         ----------  --------  -------- ---------- -----------  -----------
Expenses
Policyholder benefits and claims........................        896     1,598        46      2,540         120        2,660
Interest credited to policyholder account balances......        988       180        --      1,168          21        1,189
Goodwill impairment.....................................         --        --        --         --          --           --
Capitalization of DAC...................................    (1,301)       (7)      (57)    (1,365)          --      (1,365)
Amortization of DAC and VOBA............................        791         4         6        801         358        1,159
Interest expense on debt................................         --        --        67         67         322          389
Other expenses..........................................      2,568        42       163      2,773          25        2,798
                                                         ----------  --------  -------- ---------- -----------  -----------
  Total expenses........................................      3,942     1,817       225      5,984         846        6,830
                                                         ----------  --------  -------- ---------- -----------  -----------
Provision for income tax expense (benefit)..............        161       164      (70)        255         238          493
                                                         ----------  --------  -------- ----------              -----------
Operating earnings...................................... $      296  $    304  $    110        710
                                                         ==========  ========  ========
Adjustments to:
  Total revenues........................................                                     1,548
  Total expenses........................................                                     (846)
  Provision for income tax (expense) benefit............                                     (238)
                                                                                        ----------
Income (loss) from continuing operations, net of income
 tax....................................................                                $    1,174              $     1,174
                                                                                        ==========              ===========

  The following table presents total premiums, universal life and investment-type product policy fees and other revenues by major product groups of the Company's segments, as well as Corporate & Other:

                                           Years Ended December 31,
                                          --------------------------
                                            2013     2012     2011
                                          -------- -------- --------
                                                (In millions)
           Life insurance (1)............ $  3,528 $  4,026 $  4,285
           Accident and health insurance.        6        7        7
                                          -------- -------- --------
            Total........................ $  3,534 $  4,033 $  4,292
                                          ======== ======== ========

--------

(1) Includes annuities and corporate benefit funding products.

  Revenues derived from any customer did not exceed 10% of consolidated premiums, universal life and investment-type product policy fees and other revenues for the years ended December 31, 2013, 2012 and 2011.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)


  The following table presents total premiums, universal life and investment-type product policy fees and other revenues associated with the Company's U.S. and foreign operations:

                                    Years Ended December 31,
                                   --------------------------
                                     2013     2012     2011
                                   -------- -------- --------
                                         (In millions)
                  U.S............. $  3,442 $  3,329 $  3,222
                  Foreign:
                   United Kingdom.       92      556      986
                   Other (1)......       --      148       84
                                   -------- -------- --------
                     Total........ $  3,534 $  4,033 $  4,292
                                   ======== ======== ========

--------

(1)See Note 3 for information on the disposition of a subsidiary.

3. Dispositions

Disposition

  In June 2012, the Company distributed all of the issued and outstanding shares of common stock of its wholly-owned subsidiary, MetLife Europe Limited ("MetLife Europe") to its stockholders as an in-kind dividend. The net book value of MetLife Europe at the time of the dividend was $290 million which was recorded as a dividend of retained earnings of $347 million and an increase to OCI of $57 million, net of income tax. As of the date of dividend, the Company no longer consolidates the assets, liabilities and operations of MetLife Europe. The net income of MetLife Europe was not material to the Company for the periods prior to the dividend. The results of MetLife Europe were reported in Corporate & Other. See Note 2 for a discussion of Corporate & Other.

Discontinued Operations

  The following table summarizes the amounts that have been reflected as discontinued operations in the consolidated statements of operations. Income
(loss) from discontinued operations includes real estate classified as held-for-sale or sold.

                                                               Year Ended December 31, 2012
                                                               ----------------------------
                                                                      (In millions)
Total revenues................................................        $                  12
Total expenses................................................                           --
                                                                      ---------------------
Income (loss) before provision for income tax.................                           12
Provision for income tax expense (benefit)....................                            4
                                                                      ---------------------
Income (loss) from discontinued operations, net of income tax.        $                   8
                                                                      =====================

  There was no income (loss) from discontinued operations, net of income tax, for both of the years ended December 31, 2013 and 2011.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


4. Insurance

Insurance Liabilities

  Insurance liabilities, including affiliated insurance liabilities on reinsurance assumed and ceded, are comprised of future policy benefits, PABs and other policy-related balances. Information regarding insurance liabilities by segment, as well as Corporate & Other, was as follows at:

                                               December 31,
                                            -------------------
                                              2013      2012
                                            --------- ---------
                                               (In millions)
                 Retail.................... $  35,844 $  37,642
                 Corporate Benefit Funding.    22,222    23,766
                 Corporate & Other.........     6,542     6,289
                                            --------- ---------
                  Total.................... $  64,608 $  67,697
                                            ========= =========

  See Note 6 for discussion of affiliated reinsurance liabilities included in the table above.

  Future policy benefits are measured as follows:

  Product Type:                        Measurement Assumptions:
  ---------------------------------------------------------------------------
  Participating life                   Aggregate of net level premium
                                       reserves for death and endowment
                                       policy benefits (calculated based
                                       upon the non-forfeiture interest rate
                                       of 4%, and mortality rates guaranteed
                                       in calculating the cash surrender
                                       values described in such contracts).
  ---------------------------------------------------------------------------
  Nonparticipating life                Aggregate of the present value of
                                       expected future benefit payments and
                                       related expenses less the present
                                       value of expected future net
                                       premiums. Assumptions as to mortality
                                       and persistency are based upon the
                                       Company's experience when the basis
                                       of the liability is established.
                                       Interest rate assumptions for the
                                       aggregate future policy benefit
                                       liabilities range from 2% to 7%.
  ---------------------------------------------------------------------------
  Individual and group traditional     Present value of expected future
  fixed annuities after annuitization  payments. Interest rate assumptions used in establishing such liabilities
                                       range from 4% to 8%.
  ---------------------------------------------------------------------------
  Non-medical health insurance         The net level premium method and
                                       assumptions as to future morbidity,
                                       withdrawals and interest, which
                                       provide a margin for adverse
                                       deviation. Interest rate assumptions
                                       used in establishing such liabilities
                                       range from 4% to 7%.
  ---------------------------------------------------------------------------
  Disabled lives                       Present value of benefits method and
                                       experience assumptions as to claim
                                       terminations, expenses and interest.
                                       Interest rate assumptions used in
                                       establishing such liabilities range
                                       from 3% to 7%.
  ---------------------------------------------------------------------------

  Participating business represented 3% and 2% of the Company's life insurance in-force at December 31, 2013 and 2012, respectively. Participating policies represented 32%, 24% and 10% of gross life insurance premiums for the years ended December 31, 2013, 2012 and 2011, respectively.

  PABs are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1% to 8%, less expenses, mortality charges and withdrawals; and (iii) fair value adjustments relating to business combinations.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


Guarantees

  The Company issues variable annuity products with guaranteed minimum benefits. The non-life contingent portion of GMWBs and the portion of certain GMIBs that does not require annuitization are accounted for as embedded derivatives in PABs and are further discussed in Note 8. Guarantees accounted for as insurance liabilities include:

Guarantee:                                    Measurement Assumptions:
-------------------------------------------------------------------------------------------------
GMDBs  .  A return of purchase payment upon   Present value of expected death benefits in
          death even if the account value is    excess of the projected account balance
          reduced to zero.                      recognizing the excess ratably over the
                                                accumulation period based on the present
                                                value of total expected assessments.

       .  An enhanced death benefit may be    Assumptions are consistent with those used
          available for an additional fee.      for amortizing DAC, and are thus subject to
                                                the same variability and risk.

                                              Investment performance and volatility
                                                assumptions are consistent with the historical
                                                experience of the appropriate underlying
                                                equity index, such as the S&P 500 Index.

                                              Benefit assumptions are based on the average
                                                benefits payable over a range of scenarios.
-------------------------------------------------------------------------------------------------
GMIBs  .  After a specified period of time    Present value of expected income benefits in
          determined at the time of issuance    excess of the projected account balance at
          of the variable annuity contract,     any future date of annuitization and
          a minimum accumulation of purchase    recognizing the excess ratably over the
          payments, even if the account         accumulation period based on present value
          value is reduced to zero, that can    of total expected assessments.
          be annuitized to receive a monthly
          income stream that is not less
          than a specified amount.
       .  Certain contracts also provide for  Assumptions are consistent with those used
          a guaranteed lump sum return of       for estimating GMDB liabilities.
          purchase premium in lieu of the
          annuitization benefit.

                                              Calculation incorporates an assumption for
                                                the percentage of the potential annuitizations
                                                that may be elected by the contractholder.
-------------------------------------------------------------------------------------------------
GMWBs. .  A return of purchase payment via    Expected value of the life contingent
          partial withdrawals, even if the      payments and expected assessments using
          account value is reduced to zero,     assumptions consistent with those used for
          provided that cumulative              estimating the GMDB liabilities.
          withdrawals in a contract year do
          not exceed a certain limit.

       .  Certain contracts include
          guaranteed withdrawals that are
          life contingent.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


  Information regarding the liabilities for guarantees (excluding base policy liabilities and embedded derivatives) relating to annuity and universal and variable life contracts was as follows:

                                                    Universal and
                                                    Variable Life
                                  Annuity Contracts   Contracts
                                  ----------------- -------------
                                                      Secondary
                                   GMDBs    GMIBs    Guarantees     Total
                                  -------- -------- ------------- ---------
                                                (In millions)
    Direct
    Balance at January 1, 2011... $     79 $    281     $     896 $   1,256
    Incurred guaranteed benefits.       84      128           140       352
    Paid guaranteed benefits.....     (25)       --            --      (25)
                                  -------- --------     --------- ---------
    Balance at December 31, 2011.      138      409         1,036     1,583
    Incurred guaranteed benefits.      108      402           332       842
    Paid guaranteed benefits.....     (29)       --            --      (29)
                                  -------- --------     --------- ---------
    Balance at December 31, 2012.      217      811         1,368     2,396
    Incurred guaranteed benefits.      155      127           415       697
    Paid guaranteed benefits.....     (17)       --            --      (17)
                                  -------- --------     --------- ---------
    Balance at December 31, 2013. $    355 $    938     $   1,783 $   3,076
                                  ======== ========     ========= =========
    Ceded
    Balance at January 1, 2011... $     76 $     97     $     657 $     830
    Incurred guaranteed benefits.       59       42           110       211
    Paid guaranteed benefits.....     (21)       --            --      (21)
                                  -------- --------     --------- ---------
    Balance at December 31, 2011.      114      139           767     1,020
    Incurred guaranteed benefits.       56      129           267       452
    Paid guaranteed benefits.....     (25)       --            --      (25)
                                  -------- --------     --------- ---------
    Balance at December 31, 2012.      145      268         1,034     1,447
    Incurred guaranteed benefits.       85       31           334       450
    Paid guaranteed benefits.....     (15)       --            --      (15)
                                  -------- --------     --------- ---------
    Balance at December 31, 2013. $    215 $    299     $   1,368 $   1,882
                                  ======== ========     ========= =========
    Net
    Balance at January 1, 2011... $      3 $    184     $     239 $     426
    Incurred guaranteed benefits.       25       86            30       141
    Paid guaranteed benefits.....      (4)       --            --       (4)
                                  -------- --------     --------- ---------
    Balance at December 31, 2011.       24      270           269       563
    Incurred guaranteed benefits.       52      273            65       390
    Paid guaranteed benefits.....      (4)       --            --       (4)
                                  -------- --------     --------- ---------
    Balance at December 31, 2012.       72      543           334       949
    Incurred guaranteed benefits.       70       96            81       247
    Paid guaranteed benefits.....      (2)       --            --       (2)
                                  -------- --------     --------- ---------
    Balance at December 31, 2013. $    140 $    639     $     415 $   1,194
                                  ======== ========     ========= =========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


  Account balances of contracts with insurance guarantees were invested in separate account asset classes as follows at:

                                          December 31,
                                       -------------------
                                         2013      2012
                                       --------- ---------
                                          (In millions)
                      Fund Groupings:
                      Equity.......... $  46,559 $  39,113
                      Balanced........    41,894    37,528
                      Bond............     4,270     4,678
                      Money Market....       789       879
                                       --------- ---------
                       Total.......... $  93,512 $  82,198
                                       ========= =========

  Based on the type of guarantee, the Company defines net amount at risk ("NAR") as listed below.

 Variable Annuity Guarantees

  In the Event of Death

    Defined as the death benefit less the total contract account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date and includes any additional contractual claims associated with riders purchased to assist with covering income taxes payable upon death.

  At Annuitization

    Defined as the amount (if any) that would be required to be added to the total contract account value to purchase a lifetime income stream, based on current annuity rates, equal to the minimum amount provided under the guaranteed benefit. This amount represents the Company's potential economic exposure to such guarantees in the event all contractholders were to annuitize on the balance sheet date, even though the contracts contain terms that allow annuitization of the guaranteed amount only after the 10th anniversary of the contract, which not all contractholders have achieved.

 Universal and Variable Life Contracts

   Defined as the guarantee amount less the account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date.

   The amounts in the table below include direct business, but exclude offsets from hedging or reinsurance, if any. See Note 6 for a discussion of certain living and death benefit guarantees which have been reinsured. Therefore, the NARs presented below reflect the economic exposures of living and death benefit guarantees associated with variable annuities, but not necessarily their impact on the Company.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


   Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts was as follows at:

                                                               December 31,
                                         ---------------------------------------------------------
                                                     2013                         2012
                                         ---------------------------- ----------------------------
                                             In the          At           In the          At
                                         Event of Death Annuitization Event of Death Annuitization
                                         -------------- ------------- -------------- -------------
                                                               (In millions)
Annuity Contracts (1)
Variable Annuity Guarantees
Total contract account value............  $   100,420    $    57,041   $    89,671    $    51,411
Separate account value..................  $    95,637    $    55,805   $    84,106    $    49,778
Net amount at risk......................  $     2,230    $       562   $     3,117    $     2,316
Average attained age of contractholders.     64 years       64 years      63 years       63 years

                                                        December 31,
                                                   -----------------------
                                                      2013        2012
                                                   ----------- -----------
                                                    Secondary Guarantees
                                                   -----------------------
                                                        (In millions)
     Universal and Variable Life Contracts (1)
     Account value (general and separate account). $     6,360 $     5,812
     Net amount at risk........................... $    91,264 $    86,468
     Average attained age of policyholders........    58 years    58 years

--------

(1)The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

Obligations Under Funding Agreements

  The Company issues fixed and floating rate funding agreements, which are denominated in either U.S. dollars or foreign currencies, to certain special purpose entities ("SPEs") that have issued either debt securities or commercial paper for which payment of interest and principal is secured by such funding agreements. During the years ended December 31, 2013, 2012 and 2011, the Company issued $10.9 billion, $10.3 billion and $12.5 billion, respectively, and repaid $11.7 billion, $9.6 billion and $13.4 billion, respectively, of such funding agreements. At December 31, 2013 and 2012, liabilities for funding agreements outstanding, which are included in PABs, were $5.3 billion and $6.1 billion, respectively.

  MetLife Insurance Company of Connecticut and MLI-USA, are members of regional banks in the Federal Home Loan Bank ("FHLB") system ("FHLBanks"). Holdings of common stock of FHLBanks, included in equity securities, were as follows at:

                                           December 31,
                                       ---------------------
                                          2013       2012
                                       ---------- ----------
                                           (In millions)
                   FHLB of Boston..... $       64 $       67
                   FHLB of Pittsburgh. $       20 $       11

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


  The Company has also entered into funding agreements with FHLBanks and the Federal Agricultural Mortgage Corporation, a federally chartered instrumentality of the U.S. ("Farmer Mac"). The liability for such funding agreements is included in PABs. Information related to such funding agreements was as follows at:

                                    Liability           Collateral
                               ------------------- ---------------------
                                             December 31,
                               -----------------------------------------
                                 2013      2012       2013       2012
                               --------- --------- ---------- ----------
                                             (In millions)
       FHLB of Boston (1)..... $     450 $     450 $  808 (2) $  537 (2)
       Farmer Mac (3)......... $     200 $     200 $      230 $      230
       FHLB of Pittsburgh (1). $     200 $      -- $  602 (2) $  595 (2)

--------

(1)Represents funding agreements issued to the applicable FHLBank in exchange for cash and for which such FHLBank has been granted a lien on certain assets, some of which are in the custody of such FHLBank, including residential mortgage-backed securities ("RMBS"), to collateralize obligations under advances evidenced by funding agreements. The Company is permitted to withdraw any portion of the collateral in the custody of such FHLBank as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by the Company, such FHLBank's recovery on the collateral is limited to the amount of the Company's liability to such FHLBank.

(2)Advances are collateralized by mortgage-backed securities. The amount of collateral presented is at estimated fair value.

(3)Represents funding agreements issued to certain SPEs that have issued debt securities for which payment of interest and principal is secured by such funding agreements, and such debt securities are also guaranteed as to payment of interest and principal by Farmer Mac. The obligations under these funding agreements are secured by a pledge of certain eligible agricultural real estate mortgage loans and may, under certain circumstances, be secured by other qualified collateral. The amount of collateral presented is at carrying value.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


Liabilities for Unpaid Claims and Claim Expenses

  Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policy benefits and other policy-related balances, was as follows:

                                            Years Ended December 31,
                                           --------------------------
                                             2013     2012     2011
                                           -------- -------- --------
                                                 (In millions)
          Balance at January 1,........... $  1,216 $  1,079 $    978
           Less: Reinsurance recoverables.    1,124      980      878
                                           -------- -------- --------
          Net balance at January 1,.......       92       99      100
                                           -------- -------- --------
          Incurred related to:
           Current year...................        5        5        5
           Prior years (1)................        4      (2)        4
                                           -------- -------- --------
             Total incurred...............        9        3        9
                                           -------- -------- --------
          Paid related to:
           Current year...................       --       --       --
           Prior years....................     (11)     (10)     (10)
                                           -------- -------- --------
             Total paid...................     (11)     (10)     (10)
                                           -------- -------- --------
          Net balance at December 31,.....       90       92       99
           Add: Reinsurance recoverables..    1,235    1,124      980
                                           -------- -------- --------
          Balance at December 31,......... $  1,325 $  1,216 $  1,079
                                           ======== ======== ========

--------

(1)During 2013, 2012 and 2011, claims and claim adjustment expenses associated with prior years changed due to differences between the actual benefits paid and expected benefits owed during those periods.

Separate Accounts

  Separate account assets and liabilities primarily include pass-through separate accounts totaling $97.6 billion and $85.9 billion at December 31, 2013 and 2012, respectively, for which the policyholder assumes all investment risk.

  For the years ended December 31, 2013, 2012 and 2011, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

5. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles

  See Note 1 for a description of capitalized acquisition costs.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

5.Deferred Policy Acquisition Costs, Value of Business Acquired and Other
  Policy-Related Intangibles (continued)


Nonparticipating and Non-Dividend-Paying Traditional Contracts

  The Company amortizes DAC and VOBA related to these contracts (primarily term insurance) over the appropriate premium paying period in proportion to the historic actual and expected future gross premiums that were set at contract issue. The expected premiums are based upon the premium requirement of each policy and assumptions for mortality, persistency and investment returns at policy issuance, or policy acquisition (as it relates to VOBA), include provisions for adverse deviation, and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

Participating, Dividend-Paying Traditional Contracts

  The Company amortizes DAC related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to administer the business, creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, persistency and other factor changes, as well as policyholder dividend scales are reasonably likely to impact significantly the rate of DAC amortization. Each reporting period, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins change from previously estimated gross margins, the cumulative DAC amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross margins exceed those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross margins. Each reporting period, the Company also updates the actual amount of business in-force, which impacts expected future gross margins. When expected future gross margins are below those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross margins are above the previously estimated expected future gross margins. Each period, the Company also reviews the estimated gross margins for each block of business to determine the recoverability of DAC balances.

Fixed and Variable Universal Life Contracts and Fixed and Variable Deferred Annuity Contracts

  The Company amortizes DAC and VOBA related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

5.Deferred Policy Acquisition Costs, Value of Business Acquired and Other
  Policy-Related Intangibles (continued)

cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

Factors Impacting Amortization

  Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period, which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

  The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross margins and profits. These assumptions primarily relate to investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

  Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC or VOBA is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC or VOBA amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Amortization of DAC and VOBA is attributed to net investment gains (losses) and net derivative gains (losses), and to other expenses for the amount of gross margins or profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

5.Deferred Policy Acquisition Costs, Value of Business Acquired and Other
  Policy-Related Intangibles (continued)


  Information regarding DAC and VOBA was as follows:

                                                                    Years Ended December 31,
                                                                  ----------------------------
                                                                    2013      2012      2011
                                                                  --------  --------  --------
                                                                          (In millions)
DAC
Balance at January 1,............................................ $  3,079  $  3,215  $  2,718
Capitalizations..................................................      504       886     1,365
Amortization related to:
 Net investment gains (losses) and net derivative gains (losses).      484      (331)     (339)
 Other expenses..................................................     (404)     (513)     (477)
                                                                  --------  --------  --------
   Total amortization............................................       80      (844)     (816)
                                                                  --------  --------  --------
Unrealized investment gains (losses).............................       80       (19)      (49)
Disposition and other (1), (2)...................................      138      (159)       (3)
                                                                  --------  --------  --------
Balance at December 31,..........................................    3,881     3,079     3,215
                                                                  --------  --------  --------
VOBA
Balance at January 1,............................................      667     1,006     1,686
Amortization related to:
 Net investment gains (losses) and net derivative gains (losses).        5        --       (29)
 Other expenses..................................................     (135)     (191)     (314)
                                                                  --------  --------  --------
   Total amortization............................................     (130)     (191)     (343)
                                                                  --------  --------  --------
Unrealized investment gains (losses).............................      312      (148)     (337)
                                                                  --------  --------  --------
Balance at December 31,..........................................      849       667     1,006
                                                                  --------  --------  --------
Total DAC and VOBA
Balance at December 31,.......................................... $  4,730  $  3,746  $  4,221
                                                                  ========  ========  ========

--------

(1)The year ended December 31, 2013 includes $138 million that was reclassified to DAC from premiums, reinsurance and other receivables. The amounts reclassified relate to an affiliated reinsurance agreement accounted for using the deposit method of accounting and represent the DAC amortization on the expense allowances ceded on the agreement from inception. These amounts were previously included in the calculated value of the deposit receivable on this agreement and recorded within premiums, reinsurance and other receivables.

(2)See Note 3 for information on the disposition of a subsidiary.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

5.Deferred Policy Acquisition Costs, Value of Business Acquired and Other
  Policy-Related Intangibles (continued)


  Information regarding total DAC and VOBA by segment, as well as Corporate & Other, was as follows at:

                                               December 31,
                                             -----------------
                                               2013     2012
                                             -------- --------
                                               (In millions)
                  Retail.................... $  4,698 $  3,738
                  Corporate Benefit Funding.        6        8
                  Corporate & Other.........       26       --
                                             -------- --------
                   Total.................... $  4,730 $  3,746
                                             ======== ========

  Information regarding other policy-related intangibles was as follows:

                                          Years Ended December 31,
                                          -----------------------
                                           2013     2012    2011
                                          -------  ------- -------
                                               (In millions)
              Deferred Sales Inducements
              Balance at January 1,...... $   509  $   535 $   537
              Capitalization.............       6       21      79
              Amortization...............    (32)     (47)    (81)
                                          -------  ------- -------
              Balance at December 31,.... $   483  $   509 $   535
                                          =======  ======= =======
              VODA and VOCRA
              Balance at January 1,...... $   175  $   190 $   203
              Amortization...............    (16)     (15)    (13)
                                          -------  ------- -------
              Balance at December 31,.... $   159  $   175 $   190
                                          =======  ======= =======
              Accumulated amortization... $    81  $    65 $    50
                                          =======  ======= =======

  The estimated future amortization expense to be reported in other expenses for the next five years is as follows:

                                              VOBA      VODA and VOCRA
                                         -------------- --------------
                                                 (In millions)
          2014.......................... $          176 $          17
          2015.......................... $          141 $          17
          2016.......................... $          114 $          15
          2017.......................... $           94 $          14
          2018.......................... $           78 $          13

6. Reinsurance

  The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products and also as a provider of reinsurance for some insurance products issued by affiliated and unaffiliated companies. The Company participates in reinsurance activities in order to limit losses, minimize exposure to significant risks and provide additional capacity for future growth.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


  Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed in Note 7.

Retail

  The Company's Retail Annuities business reinsures 100% of the living and death benefit guarantees issued in connection with most of its variable annuities issued since 2006 to an affiliated reinsurer and certain portions of the living and death benefit guarantees issued in connection with its variable annuities issued prior to 2006 to affiliated and unaffiliated reinsurers. Under these reinsurance agreements, the Company pays a reinsurance premium generally based on fees associated with the guarantees collected from policyholders, and receives reimbursement for benefits paid or accrued in excess of account values, subject to certain limitations. The Company also reinsures 90% of its fixed annuities to an affiliated reinsurer. The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

  For its Retail Life & Other insurance products, the Company has historically reinsured the mortality risk primarily on an excess of retention basis or on a quota share basis. The Company currently reinsures 100% of the mortality risk in excess of $100,000 per life for most new policies and reinsures up to 100% of the mortality risk for certain other policies. In addition to reinsuring mortality risk as described above, the Company reinsures other risks, as well as specific coverages. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics. The Company also reinsures the risk associated with secondary death benefit guarantees on certain universal life insurance policies to affiliates. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time.

Corporate Benefit Funding

  The Company's Corporate Benefit Funding segment has periodically engaged in reinsurance activities, on an opportunistic basis. The impact of these activities on the financial results of this segment has not been significant and there were no additional transactions during the periods presented.

Corporate & Other

  The Company also reinsures, through 100% quota share reinsurance agreements, certain run-off LTC and workers' compensation business written by the Company.

Catastrophe Coverage

  The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


Reinsurance Recoverables

  The Company reinsures its business through a diversified group of well-capitalized reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. The Company generally secures large reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at December 31, 2013 and 2012, were not significant.

  The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $2.0 billion and $2.2 billion of unsecured unaffiliated reinsurance recoverable balances at December 31, 2013 and 2012, respectively.

  At December 31, 2013, the Company had $7.5 billion of net unaffiliated ceded reinsurance recoverables. Of this total, $6.7 billion, or 89%, were with the Company's five largest unaffiliated ceded reinsurers, including $1.2 billion of net unaffiliated ceded reinsurance recoverables which were unsecured. At December 31, 2012, the Company had $7.2 billion of net unaffiliated ceded reinsurance recoverables. Of this total, $6.5 billion, or 90%, were with the Company's five largest unaffiliated ceded reinsurers, including $1.4 billion of net unaffiliated ceded reinsurance recoverables which were unsecured.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


  The amounts in the consolidated statements of operations include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows:

                                                                  Years Ended December 31,
                                                                ----------------------------
                                                                  2013      2012      2011
                                                                --------  --------  --------
                                                                        (In millions)
Premiums
 Direct premiums............................................... $  1,561  $  2,063  $  2,429
 Reinsurance assumed...........................................       10        11         7
 Reinsurance ceded.............................................     (965)     (813)     (608)
                                                                --------  --------  --------
   Net premiums................................................ $    606  $  1,261  $  1,828
                                                                ========  ========  ========
Universal life and investment-type product policy fees
 Direct universal life and investment-type product policy fees. $  3,248  $  2,972  $  2,572
 Reinsurance assumed...........................................       84        87        92
 Reinsurance ceded.............................................     (996)     (798)     (708)
                                                                --------  --------  --------
   Net universal life and investment-type product policy fees.. $  2,336  $  2,261  $  1,956
                                                                ========  ========  ========
Other revenues
 Direct other revenues......................................... $    259  $    231  $    209
 Reinsurance assumed...........................................       --        --        --
 Reinsurance ceded.............................................      333       280       299
                                                                --------  --------  --------
   Net other revenues.......................................... $    592  $    511  $    508
                                                                ========  ========  ========
Policyholder benefits and claims
 Direct policyholder benefits and claims....................... $  3,732  $  4,139  $  4,277
 Reinsurance assumed...........................................       15        23        20
 Reinsurance ceded.............................................   (2,040)   (1,773)   (1,637)
                                                                --------  --------  --------
   Net policyholder benefits and claims........................ $  1,707  $  2,389  $  2,660
                                                                ========  ========  ========
Interest credited to policyholder account balances
 Direct interest credited to policyholder account balances..... $  1,089  $  1,185  $  1,206
 Reinsurance assumed...........................................       73        71        68
 Reinsurance ceded.............................................     (125)     (109)      (85)
                                                                --------  --------  --------
   Net interest credited to policyholder account balances...... $  1,037  $  1,147  $  1,189
                                                                ========  ========  ========
Other expenses
 Direct other expenses......................................... $  1,568  $  2,562  $  2,781
 Reinsurance assumed...........................................       28        33        48
 Reinsurance ceded.............................................       63       125       152
                                                                --------  --------  --------
   Net other expenses.......................................... $  1,659  $  2,720  $  2,981
                                                                ========  ========  ========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


  The amounts in the consolidated balance sheets include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows at:

                                                                December 31,
                              ---------------------------------------------------------------------------------
                                                2013                                     2012
                              ---------------------------------------- ----------------------------------------
                                                               Total                                    Total
                                                              Balance                                  Balance
                                Direct   Assumed    Ceded      Sheet     Direct   Assumed    Ceded      Sheet
                              ---------- -------- ---------  --------- ---------- -------- ---------  ---------
                                                                (In millions)
Assets
Premiums, reinsurance and
 other receivables........... $      221 $     28 $  20,360  $  20,609 $      396 $     35 $  21,496  $  21,927
Deferred policy acquisition
 costs and value of business
 acquired....................      5,191      123      (584)     4,730      4,264      121      (639)     3,746
                              ---------- -------- ---------  --------- ---------- -------- ---------  ---------
  Total assets............... $    5,412 $    151 $  19,776  $  25,339 $    4,660 $    156 $  20,857  $  25,673
                              ========== ======== =========  ========= ========== ======== =========  =========
Liabilities
Other policy-related
 balances.................... $      712 $  1,641 $     811  $   3,164 $      691 $  1,592 $     855  $   3,138
Other liabilities............      1,257       10     5,509      6,776      1,396       11     5,140      6,547
                              ---------- -------- ---------  --------- ---------- -------- ---------  ---------
  Total liabilities.......... $    1,969 $  1,651 $   6,320  $   9,940 $    2,087 $  1,603 $   5,995  $   9,685
                              ========== ======== =========  ========= ========== ======== =========  =========

  Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on reinsurance were $4.6 billion and $4.7 billion at December 31, 2013 and 2012, respectively. There were no deposit liabilities on reinsurance at both December 31, 2013 and 2012.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


Related Party Reinsurance Transactions

  The Company has reinsurance agreements with certain MetLife subsidiaries, including MLIC, MetLife Reinsurance Company of South Carolina, Exeter, General American Life Insurance Company, MLIIC, MetLife Reinsurance Company of Vermont and MetLife Reinsurance Company of Delaware ("MRD"), all of which are related parties.

  Information regarding the significant effects of affiliated reinsurance included in the consolidated statements of operations was as follows:

                                                                Years Ended December 31,
                                                               -------------------------
                                                                 2013     2012     2011
                                                               -------  -------  -------
                                                                     (In millions)
Premiums
 Reinsurance assumed.......................................... $    10  $    11  $     7
 Reinsurance ceded............................................    (638)    (478)    (286)
                                                               -------  -------  -------
   Net premiums............................................... $  (628) $  (467) $  (279)
                                                               =======  =======  =======
Universal life and investment-type product policy fees
 Reinsurance assumed.......................................... $    84  $    87  $    92
 Reinsurance ceded............................................    (585)    (444)    (400)
                                                               -------  -------  -------
   Net universal life and investment-type product policy fees. $  (501) $  (357) $  (308)
                                                               =======  =======  =======
Other revenues
 Reinsurance assumed.......................................... $    --  $    --  $    --
 Reinsurance ceded............................................     332      280      299
                                                               -------  -------  -------
   Net other revenues......................................... $   332  $   280  $   299
                                                               =======  =======  =======
Policyholder benefits and claims
 Reinsurance assumed.......................................... $    13  $    21  $    18
 Reinsurance ceded............................................    (800)    (780)    (484)
                                                               -------  -------  -------
   Net policyholder benefits and claims....................... $  (787) $  (759) $  (466)
                                                               =======  =======  =======
Interest credited to policyholder account balances
 Reinsurance assumed.......................................... $    73  $    71  $    68
 Reinsurance ceded............................................    (125)    (109)     (84)
                                                               -------  -------  -------
   Net interest credited to policyholder account balances..... $   (52) $   (38) $   (16)
                                                               =======  =======  =======
Other expenses
 Reinsurance assumed.......................................... $    28  $    33  $    48
 Reinsurance ceded............................................      92      157      204
                                                               -------  -------  -------
   Net other expenses......................................... $   120  $   190  $   252
                                                               =======  =======  =======

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


  Information regarding the significant effects of affiliated reinsurance included in the consolidated balance sheets was as follows at:

                                                                      December 31,
                                                         --------------------------------------
                                                                2013                2012
                                                         ------------------  ------------------
                                                         Assumed    Ceded    Assumed    Ceded
                                                         -------- ---------  -------- ---------
                                                                      (In millions)
Assets
Premiums, reinsurance and other receivables............. $     28 $  12,710  $     35 $  14,171
Deferred policy acquisition costs and value of business
  acquired..............................................      122      (579)      121      (642)
                                                         -------- ---------  -------- ---------
 Total assets........................................... $    150 $  12,131  $    156 $  13,529
                                                         ======== =========  ======== =========
Liabilities
Other policy-related balances........................... $  1,640 $     811  $  1,592 $     855
Other liabilities.......................................        9     5,260        10     4,894
                                                         -------- ---------  -------- ---------
 Total liabilities...................................... $  1,649 $   6,071  $  1,602 $   5,749
                                                         ======== =========  ======== =========

  Effective October 1, 2012, MLI-USA entered into a reinsurance agreement to cede two blocks of business to MRD, on a 90% coinsurance with funds withheld basis. The agreement covers certain term and certain universal life policies issued in 2012 by MLI-USA and was amended in 2013 to include certain term and universal life policies issued by MLI-USA through December 31, 2013. The agreement transfers risk to MRD and, therefore, is accounted for as reinsurance. As a result of the agreement, affiliated reinsurance recoverables, included in premiums, reinsurance and other receivables, were $917 million and $407 million at December 31, 2013 and 2012, respectively. MLI-USA also recorded a funds withheld liability and other reinsurance payables, included in other liabilities, which were $798 million and $438 million at December 31, 2013 and 2012, respectively. Certain contractual features of this agreement qualify as embedded derivatives, which are separately accounted for at fair value on the Company's consolidated balance sheets. The embedded derivative related to the funds withheld associated with this reinsurance agreement is included within other liabilities and was ($14) million and $6 million at December 31, 2013 and 2012, respectively. The Company's consolidated statements of operations reflected a loss for this agreement of $50 million and $37 million for the years ended December 31, 2013 and 2012, respectively, which included net derivative gains (losses) of $20 million and ($6) million for the years ended December 31, 2013 and 2012, respectively, related to the embedded derivative.

  The Company ceded risks to affiliates related to guaranteed minimum benefit guarantees written directly by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their fair value are also included within net derivative gains (losses). The embedded derivatives associated with the cessions are included within premiums, reinsurance and other receivables and were assets of $912 million and $3.6 billion at December 31, 2013 and 2012, respectively. Net derivative gains (losses) associated with the embedded derivatives were ($3.0) billion, $524 million, and $1.6 billion for the years ended December 31, 2013, 2012 and 2011, respectively.

  MLI-USA ceded two blocks of business to an affiliate on a 90% coinsurance with funds withheld basis. Certain contractual features of this agreement qualify as embedded derivatives, which are separately accounted for at estimated fair value on the Company's consolidated balance sheets. The embedded derivative related to the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)

funds withheld associated with this reinsurance agreement is included within other liabilities and increased the funds withheld balance by $48 million and $546 million at December 31, 2013 and 2012, respectively. Net derivative gains (losses) associated with the embedded derivatives were $498 million, ($107) million and ($434) million for the years ended December 31, 2013, 2012 and 2011, respectively.

  The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $5.9 billion and $6.1 billion of unsecured affiliated reinsurance recoverable balances at December 31, 2013 and 2012, respectively.

  Affiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on affiliated reinsurance were $4.4 billion and $4.6 billion at December 31, 2013 and 2012, respectively. There were no deposit liabilities on affiliated reinsurance at both December 31, 2013 and 2012.

7. Investments

  See Note 9 for information about the fair value hierarchy for investments and the related valuation methodologies.

Investment Risks and Uncertainties

  Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation, currency and real estate risk. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the consolidated financial statements.

  The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

  The recognition of income on certain investments (e.g. structured securities, including mortgage-backed securities, asset-backed securities ("ABS") and certain structured investment transactions) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


Fixed Maturity and Equity Securities AFS

 Fixed Maturity and Equity Securities AFS by Sector

   The following table presents the fixed maturity and equity securities AFS by sector. Redeemable preferred stock is reported within U.S. corporate and foreign corporate fixed maturity securities and non-redeemable preferred stock is reported within equity securities. Included within fixed maturity securities are structured securities including RMBS, ABS and commercial mortgage-backed securities ("CMBS").

                                               December 31, 2013                             December 31, 2012
                                 --------------------------------------------- ---------------------------------------------
                                               Gross Unrealized                              Gross Unrealized
                                  Cost or  ------------------------- Estimated  Cost or  ------------------------- Estimated
                                 Amortized          Temporary  OTTI    Fair    Amortized          Temporary  OTTI    Fair
                                   Cost     Gains    Losses   Losses   Value     Cost     Gains    Losses   Losses   Value
                                 --------- -------- --------- ------ --------- --------- -------- --------- ------ ---------
                                                                        (In millions)
Fixed maturity securities
U.S. corporate.................. $  15,779 $  1,130 $     207 $  --  $  16,702 $  16,914 $  2,063 $      82 $  --  $  18,895
Foreign corporate...............     8,111      485        79    --      8,517     8,618      853        26    --      9,445
U.S. Treasury and agency........     8,188      334       228    --      8,294     7,678    1,186        --    --      8,864
RMBS............................     4,587      201        59    41      4,688     5,492      360        50    64      5,738
State and political subdivision.     2,147      139        62    --      2,224     2,002      354        27    --      2,329
ABS.............................     2,081       32        12    --      2,101     2,204       67        18    --      2,253
CMBS............................     1,546       62         4    --      1,604     2,221      141         6    --      2,356
Foreign government..............     1,038      103        19    --      1,122       876      214         2    --      1,088
                                 --------- -------- --------- -----  --------- --------- -------- --------- -----  ---------
 Total fixed maturity
  securities.................... $  43,477 $  2,486 $     670 $  41  $  45,252 $  46,005 $  5,238 $     211 $  64  $  50,968
                                 ========= ======== ========= =====  ========= ========= ======== ========= =====  =========
Equity securities
Non-redeemable preferred
 stock.......................... $     236 $      9 $      28 $  --  $     217 $     151 $     11 $      22 $  --  $     140
Common stock....................       161       40        --    --        201       160       18         1    --        177
                                 --------- -------- --------- -----  --------- --------- -------- --------- -----  ---------
 Total equity securities........ $     397 $     49 $      28 $  --  $     418 $     311 $     29 $      23 $  --  $     317
                                 ========= ======== ========= =====  ========= ========= ======== ========= =====  =========

   The Company held non-income producing fixed maturity securities with an estimated fair value of $30 million and $22 million with unrealized gains (losses) of $6 million and $3 million at December 31, 2013 and 2012, respectively.

 Methodology for Amortization of Premium and Accretion of Discount on Structured Securities

   Amortization of premium and accretion of discount on structured securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and ABS are estimated using inputs obtained from third-party specialists and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and ABS and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and ABS, the effective yield is recalculated on a retrospective basis.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Maturities of Fixed Maturity Securities

   The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at:

                                                         December 31,
                                            ---------------------------------------
                                                   2013                2012
                                            ------------------- -------------------
                                                      Estimated           Estimated
                                            Amortized   Fair    Amortized   Fair
                                              Cost      Value     Cost      Value
                                            --------- --------- --------- ---------
                                                         (In millions)
Due in one year or less.................... $   2,934 $   2,966 $   4,831 $   4,875
Due after one year through five years......     8,895     9,301     8,646     9,192
Due after five years through ten years.....     7,433     7,970     7,967     8,960
Due after ten years........................    16,001    16,622    14,644    17,594
                                            --------- --------- --------- ---------
   Subtotal................................    35,263    36,859    36,088    40,621
Structured securities (RMBS, ABS and CMBS).     8,214     8,393     9,917    10,347
                                            --------- --------- --------- ---------
       Total fixed maturity securities..... $  43,477 $  45,252 $  46,005 $  50,968
                                            ========= ========= ========= =========

   Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. RMBS, ABS and CMBS are shown separately, as they are not due at a single maturity.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Continuous Gross Unrealized Losses for Fixed Maturity and Equity Securities AFS by Sector

   The following table presents the estimated fair value and gross unrealized losses of fixed maturity and equity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position.

                                              December 31, 2013                         December 31, 2012
                                  ----------------------------------------- -----------------------------------------
                                                       Equal to or Greater                       Equal to or Greater
                                  Less than 12 Months     than 12 Months    Less than 12 Months     than 12 Months
                                  -------------------- -------------------- -------------------- --------------------
                                  Estimated   Gross    Estimated   Gross    Estimated   Gross    Estimated   Gross
                                    Fair    Unrealized   Fair    Unrealized   Fair    Unrealized   Fair    Unrealized
                                    Value     Losses     Value     Losses     Value     Losses     Value     Losses
                                  --------- ---------- --------- ---------- --------- ---------- --------- ----------
                                                      (In millions, except number of securities)
Fixed maturity securities
U.S. corporate................... $   2,526  $   141   $    470    $   66   $    784    $   16   $    621    $   66
Foreign corporate................     1,520       70        135         9        494         8        203        18
U.S. Treasury and agency.........     3,825      228         --        --        200        --         --        --
RMBS.............................       996       35        457        65         62         6        781       108
State and political subdivision..       630       44         64        18         44         2         55        25
ABS..............................       680        5        104         7        208         1        266        17
CMBS.............................       143        4          7        --         59         1        101         5
Foreign government...............       264       19          1        --        116         2         --        --
                                  ---------  -------   --------    ------   --------    ------   --------    ------
  Total fixed maturity
   securities.................... $  10,584  $   546   $  1,238    $  165   $  1,967    $   36   $  2,027    $  239
                                  =========  =======   ========    ======   ========    ======   ========    ======
Equity securities
Non-redeemable preferred
 stock........................... $     105  $    21   $     33    $    7   $     --    $   --   $     50    $   22
Common stock.....................         3       --          7        --         10         1          7        --
                                  ---------  -------   --------    ------   --------    ------   --------    ------
  Total equity securities........ $     108  $    21   $     40    $    7   $     10    $    1   $     57    $   22
                                  =========  =======   ========    ======   ========    ======   ========    ======
Total number of securities in an
 unrealized loss position........     1,081                 297                  327                  420
                                  =========            ========             ========             ========

 Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities

  Evaluation and Measurement Methodologies

    Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below cost or amortized cost;
  (ii) the potential for impairments when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments where the issuer, series of issuers or industry has suffered a catastrophic loss or has exhausted

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

  natural resources; (vi) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers; (vii) with respect to structured securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

    The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

   . The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

   . When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

   . Additional considerations are made when assessing the unique features that apply to certain structured securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

   . When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the estimated fair value is considered the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described above, as well as any private and public sector programs to restructure such securities.

    With respect to securities that have attributes of debt and equity (perpetual hybrid securities), consideration is given in the OTTI analysis as to whether there has been any deterioration in the credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. Consideration is also given as to whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


    The cost or amortized cost of fixed maturity and equity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

    In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

  Current Period Evaluation

    Based on the Company's current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company has concluded that these securities are not other-than-temporarily impaired at December 31, 2013. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), and changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

    Gross unrealized losses on fixed maturity securities increased $436 million during the year ended December 31, 2013 from $275 million to $711 million. The increase in gross unrealized losses for the year ended December 31, 2013, was primarily attributable to an increase in interest rates, partially offset by narrowing credit spreads.

    At December 31, 2013, $61 million of the total $711 million of gross unrealized losses were from 18 fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for six months or greater.

  Investment Grade Fixed Maturity Securities

    Of the $61 million of gross unrealized losses on fixed maturity securities with an unrealized loss of 20% or more of amortized cost for six months or greater, $41 million, or 67%, are related to gross unrealized losses on 13 investment grade fixed maturity securities. Unrealized losses on investment grade fixed maturity securities are principally related to widening credit spreads, and with respect to fixed-rate fixed maturity securities, rising interest rates since purchase.

  Below Investment Grade Fixed Maturity Securities

    Of the $61 million of gross unrealized losses on fixed maturity securities with an unrealized loss of 20% or more of amortized cost for six months or greater, $20 million, or 33%, are related to gross unrealized losses on five below investment grade fixed maturity securities. Unrealized losses on below investment grade fixed maturity securities are principally related to non-agency RMBS (primarily alternative residential mortgage loans) and are the result of significantly wider credit spreads resulting from higher risk premiums since purchase, largely due to economic and market uncertainties including concerns over unemployment levels and valuations of residential real estate supporting non-agency RMBS. Management evaluates non-agency RMBS

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

  based on actual and projected cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security.

  Equity Securities

    Gross unrealized losses on equity securities increased $5 million during the year ended December 31, 2013 from $23 million to $28 million. Of the $28 million, $5 million were from two equity securities with gross unrealized losses of 20% or more of cost for 12 months or greater, all of which were financial services industry investment grade non-redeemable preferred stock, of which 40% were rated A or better.

Mortgage Loans

 Mortgage Loans by Portfolio Segment

  Mortgage loans are summarized as follows at:

                                                                December 31,
                                                --------------------------------------------
                                                        2013                   2012
                                                --------------------- ----------------------
                                                  Carrying     % of     Carrying     % of
                                                    Value      Total      Value      Total
                                                ------------- ------- ------------- --------
                                                (In millions)         (In millions)
Mortgage loans:
 Commercial....................................   $  4,869      63.1%   $  5,266       57.5%
 Agricultural..................................      1,285       16.6      1,260        13.8
                                                  --------    -------   --------    --------
   Subtotal (1)................................      6,154       79.7      6,526        71.3
 Valuation allowances..........................        (34)     (0.4)        (35)      (0.4)
                                                  --------    -------   --------    --------
   Subtotal mortgage loans, net................      6,120       79.3      6,491        70.9
 Commercial mortgage loans held by CSEs -- FVO.      1,598       20.7      2,666        29.1
                                                  --------    -------   --------    --------
     Total mortgage loans, net.................   $  7,718     100.0%   $  9,157      100.0%
                                                  ========    =======   ========    ========

--------

(1)Purchases of mortgage loans were $10 million and $27 million for the years ended December 31, 2013 and 2012, respectively.

    See "-- Variable Interest Entities" for discussion of CSEs.

    See "-- Related Party Investment Transactions" for discussion of related party mortgage loans.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Mortgage Loans and Valuation Allowance by Portfolio Segment

   The carrying value prior to valuation allowance ("recorded investment") in mortgage loans, by portfolio segment, by method of evaluation of credit loss, and the related valuation allowances, by type of credit loss, were as follows at:

                                                                     December 31,
                                            ---------------------------------------------------------------
                                                         2013                            2012
                                            ------------------------------- -------------------------------
                                            Commercial Agricultural  Total  Commercial Agricultural  Total
                                            ---------- ------------ ------- ---------- ------------ -------
                                                                     (In millions)
Mortgage loans:
 Evaluated individually for credit losses..  $    72     $     4    $    76  $    76     $    --    $    76
 Evaluated collectively for credit losses..    4,797       1,281      6,078    5,190       1,260      6,450
                                             -------     -------    -------  -------     -------    -------
   Total mortgage loans....................    4,869       1,285      6,154    5,266       1,260      6,526
                                             -------     -------    -------  -------     -------    -------
Valuation allowances:
 Specific credit losses....................        7          --          7       11          --         11
 Non-specifically identified credit losses.       23           4         27       21           3         24
                                             -------     -------    -------  -------     -------    -------
   Total valuation allowances..............       30           4         34       32           3         35
                                             -------     -------    -------  -------     -------    -------
     Mortgage loans, net of valuation
       allowance...........................  $ 4,839     $ 1,281    $ 6,120  $ 5,234     $ 1,257    $ 6,491
                                             =======     =======    =======  =======     =======    =======

 Valuation Allowance Rollforward by Portfolio Segment

   The changes in the valuation allowance, by portfolio segment, were as follows:

                                        Commercial Agricultural  Total
                                        ---------- ------------ -------
                                                 (In millions)
        Balance at January 1, 2011.....  $    84      $    3    $    87
        Provision (release)............     (26)          --       (26)
        Charge-offs, net of recoveries.       --          --         --
                                         -------      ------    -------
        Balance at December 31, 2011...       58           3         61
        Provision (release)............     (26)          --       (26)
        Charge-offs, net of recoveries.       --          --         --
                                         -------      ------    -------
        Balance at December 31, 2012...       32           3         35
        Provision (release)............      (2)           1        (1)
        Charge-offs, net of recoveries.       --          --         --
                                         -------      ------    -------
        Balance at December 31, 2013...  $    30      $    4    $    34
                                         =======      ======    =======

  Valuation Allowance Methodology

    Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the loan agreement. Specific valuation allowances are established using the same methodology for both portfolio segments as the excess carrying

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

  value of a loan over either (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for both loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company's experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations are revised as conditions change and new information becomes available.

  Commercial and Agricultural Mortgage Loan Portfolio Segments

    The Company typically uses several years of historical experience in establishing non-specific valuation allowances which captures multiple economic cycles. For evaluations of commercial mortgage loans, in addition to historical experience, management considers factors that include the impact of a rapid change to the economy, which may not be reflected in the loan portfolio, and recent loss and recovery trend experience as compared to historical loss and recovery experience. For evaluations of agricultural mortgage loans, in addition to historical experience, management considers factors that include increased stress in certain sectors, which may be evidenced by higher delinquency rates, or a change in the number of higher risk loans. On a quarterly basis, management incorporates the impact of these current market events and conditions on historical experience in determining the non-specific valuation allowance established for commercial and agricultural mortgage loans.

    All commercial mortgage loans are reviewed on an ongoing basis which may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. All agricultural mortgage loans are monitored on an ongoing basis. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. The monitoring process for agricultural mortgage loans is generally similar to the commercial mortgage loan monitoring process, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

    For commercial mortgage loans, the primary credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The Company also reviews the loan-to-value ratio of its commercial mortgage loan portfolio. Loan-to-value ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and loan-to-value ratio, as well as the values utilized in calculating these ratios, are updated annually, on a rolling basis, with a portion of the loan portfolio updated each quarter.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


    For agricultural mortgage loans, the Company's primary credit quality indicator is the loan-to-value ratio. The values utilized in calculating this ratio are developed in connection with the ongoing review of the agricultural mortgage loan portfolio and are routinely updated.

 Credit Quality of Commercial Mortgage Loans

   The credit quality of commercial mortgage loans, were as follows at:

                                    Recorded Investment
                       ----------------------------------------------
                        Debt Service Coverage Ratios
                       ------------------------------          % of     Estimated   % of
                       > 1.20x  1.00x - 1.20x < 1.00x  Total   Total   Fair Value   Total
                       -------- ------------- ------- -------- ------ ------------- ------
                                    (In millions)                     (In millions)
December 31, 2013:
Loan-to-value ratios:
Less than 65%......... $  3,754    $  125     $  107  $  3,986  81.9%   $  4,224     82.8%
65% to 75%............      700        --         27       727   14.9        736      14.4
76% to 80%............       80        13         --        93    1.9         93       1.8
Greater than 80%......       37        26         --        63    1.3         53       1.0
                       --------    ------     ------  -------- ------   --------    ------
 Total................ $  4,571    $  164     $  134  $  4,869 100.0%   $  5,106    100.0%
                       ========    ======     ======  ======== ======   ========    ======
December 31, 2012:
Loan-to-value ratios:
Less than 65%......... $  3,888    $  106     $   89  $  4,083  77.5%   $  4,459     78.5%
65% to 75%............      626        32         27       685   13.0        711      12.5
76% to 80%............      343         8         57       408    7.8        428       7.6
Greater than 80%......       39        28         23        90    1.7         81       1.4
                       --------    ------     ------  -------- ------   --------    ------
 Total................ $  4,896    $  174     $  196  $  5,266 100.0%   $  5,679    100.0%
                       ========    ======     ======  ======== ======   ========    ======

 Credit Quality of Agricultural Mortgage Loans

   The credit quality of agricultural mortgage loans, were as follows at:

                                             December 31,
                             ---------------------------------------------
                                      2013                   2012
                             ---------------------- ----------------------
                               Recorded     % of      Recorded     % of
                              Investment    Total    Investment    Total
                             ------------- -------- ------------- --------
                             (In millions)          (In millions)
      Loan-to-value ratios:
      Less than 65%.........   $  1,215       94.6%   $  1,184       94.0%
      65% to 75%............         70         5.4         76         6.0
                               --------    --------   --------    --------
       Total................   $  1,285      100.0%   $  1,260      100.0%
                               ========    ========   ========    ========

   The estimated fair value of agricultural mortgage loans was $1.3 billion at both December 31, 2013 and 2012.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Past Due and Interest Accrual Status of Mortgage Loans

  The Company has a high quality, well performing, mortgage loan portfolio, with 99% of all mortgage loans classified as performing at both December 31, 2013 and 2012. The Company defines delinquency consistent with industry practice, when mortgage loans are past due as follows: commercial mortgage loans -- 60 days and agricultural mortgage loans -- 90 days. The Company had no agricultural mortgage loans past due and one commercial mortgage loan in non-accrual status with a recorded investment of $22 million at December 31, 2013. The Company had no mortgage loans past due and no loans in nonaccrual status at December 31, 2012.

 Impaired Mortgage Loans

   Impaired mortgage loans, including those modified in a troubled debt restructuring, by portfolio segment, were as follows at and for the years ended:

                                                              Loans without
                      Loans with a Valuation Allowance     a Valuation Allowance           All Impaired Loans
                  ---------------------------------------- --------------------  --------------------------------------
                   Unpaid                                   Unpaid                Unpaid             Average
                  Principal  Recorded  Valuation  Carrying Principal   Recorded  Principal Carrying  Recorded  Interest
                   Balance  Investment Allowances  Value    Balance   Investment  Balance   Value   Investment  Income
                  --------- ---------- ---------- -------- ---------  ---------- --------- -------- ---------- --------
                                                             (In millions)
December 31, 2013:
Commercial.......  $   22    $     22   $      7  $    15   $    52    $    50    $   74    $   65   $    73    $   3
Agricultural (1).       4           4         --        4        --         --         4         4         2       --
                   ------    --------   --------  -------   -------    -------    ------    ------   -------    -----
  Total..........  $   26    $     26   $      7  $    19   $    52    $    50    $   78    $   69   $    75    $   3
                   ======    ========   ========  =======   =======    =======    ======    ======   =======    =====
December 31, 2012:
Commercial.......  $   76    $     76   $     11  $    65   $    --    $    --    $   76    $   65   $    67    $   2
Agricultural.....      --          --         --       --        --         --        --        --        --       --
                   ------    --------   --------  -------   -------    -------    ------    ------   -------    -----
  Total..........  $   76    $     76   $     11  $    65   $    --    $    --    $   76    $   65   $    67    $   2
                   ======    ========   ========  =======   =======    =======    ======    ======   =======    =====

--------

(1)Valuation allowance on agricultural mortgage loans was less than $1 million for the year ended December 31, 2013.

   Unpaid principal balance is generally prior to any charge-offs. Interest income recognized is primarily cash basis income. The average recorded investment for commercial and agricultural mortgage loans was $29 million and $4 million, respectively, for the year ended December 31, 2011; and interest income recognized for commercial and agricultural mortgage loans was $2 million and $0, respectively, for the year ended December 31, 2011.

 Mortgage Loans Modified in a Troubled Debt Restructuring

   For a small portion of the mortgage loan portfolio, classified as troubled debt restructurings, concessions are granted related to borrowers experiencing financial difficulties. Generally, the types of concessions include: reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates, and/or a reduction of accrued interest. The amount, timing and extent of the concession granted is considered in determining any impairment or changes in the specific valuation allowance recorded

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

 with the restructuring. Through the continuous monitoring process, a specific valuation allowance may have been recorded prior to the quarter when the mortgage loan is modified in a troubled debt restructuring. Accordingly, the carrying value (after specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment.

  The Company had one agricultural mortgage loan modified in a troubled debt restructuring with a pre-modification and post-modification carrying value of $4 million during the year ended December 31, 2013. There were no agricultural mortgage loans modified in a troubled debt restructuring during the year ended December 31, 2012. There were no commercial mortgage loans modified in a troubled debt restructuring during the year ended December 31, 2013. The Company had one commercial mortgage loan modified during the year ended December 31, 2012 in a troubled debt restructuring which had a carrying value after specific valuation allowance of $53 million pre-modification and $48 million post-modification.

  There were no mortgage loans during the previous 12 months modified in a troubled debt restructuring with a subsequent payment default at December 31, 2013 and 2012. Payment default is determined in the same manner as delinquency status as described above.

Other Invested Assets

  Other invested assets is comprised primarily of freestanding derivatives with positive estimated fair values (see Note 8), loans to affiliates (see "-- Related Party Investment Transactions), tax credit and renewable energy partnerships and leveraged leases.

 Leveraged Leases

   Investment in leveraged leases consisted of the following at:

                                                                        December 31,
                                                                     -------------------
                                                                       2013      2012
                                                                     --------- ---------
                                                                        (In millions)
Rental receivables, net............................................. $      92 $      92
Estimated residual values...........................................        14        14
                                                                     --------- ---------
   Subtotal.........................................................       106       106
Unearned income.....................................................      (35)      (37)
                                                                     --------- ---------
       Investment in leveraged leases, net of non-recourse debt..... $      71 $      69
                                                                     ========= =========

   Rental receivables are generally due in periodic installments. The payment periods range from two to 19 years. For rental receivables, the primary credit quality indicator is whether the rental receivable is performing or nonperforming, which is assessed monthly. The Company generally defines nonperforming rental receivables as those that are 90 days or more past due. At December 31, 2013 and 2012, all rental receivables were performing.

   The deferred income tax liability related to leveraged leases was $63 million and $53 million at December 31, 2013 and 2012, respectively.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


   The components of income from investment in leveraged leases, excluding net investment gains (losses), were as follows:

                                                                  Years Ended December 31,
                                                                 --------------------------
                                                                   2013     2012     2011
                                                                 -------- -------- --------
                                                                       (In millions)
Income from investment in leveraged leases...................... $      2 $      5 $      8
Less: Income tax expense on leveraged leases....................        1        2        3
                                                                 -------- -------- --------
Investment income after income tax from investment in leveraged
  leases........................................................ $      1 $      3 $      5
                                                                 ======== ======== ========

Cash Equivalents

  The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $469 million and $654 million at December 31, 2013 and 2012, respectively.

Net Unrealized Investment Gains (Losses)

  The components of net unrealized investment gains (losses), included in AOCI, were as follows:

                                                                          Years Ended December 31,
                                                                        ----------------------------
                                                                          2013     2012      2011
                                                                        -------- -------- ----------
                                                                               (In millions)
Fixed maturity securities.............................................. $  1,819 $  5,019 $    3,690
Fixed maturity securities with noncredit OTTI losses in AOCI...........     (41)     (64)      (125)
                                                                        -------- -------- ----------
 Total fixed maturity securities.......................................    1,778    4,955      3,565
Equity securities......................................................       15       12       (41)
Derivatives............................................................       39      243        239
Short-term investments.................................................        1      (2)        (2)
Other..................................................................     (71)     (17)        (5)
                                                                        -------- -------- ----------
 Subtotal..............................................................    1,762    5,191      3,756
                                                                        -------- -------- ----------
Amounts allocated from:
 Insurance liability loss recognition..................................       --    (739)      (325)
 DAC and VOBA related to noncredit OTTI losses recognized in
   AOCI................................................................      (1)        4          9
 DAC and VOBA..........................................................    (274)    (671)      (509)
                                                                        -------- -------- ----------
   Subtotal............................................................    (275)  (1,406)      (825)
Deferred income tax benefit (expense) related to noncredit OTTI losses
  recognized in AOCI...................................................       16       22         42
Deferred income tax benefit (expense)..................................    (591)  (1,358)    (1,063)
                                                                        -------- -------- ----------
Net unrealized investment gains (losses)............................... $    912 $  2,449 $    1,910
                                                                        ======== ======== ==========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


  The changes in fixed maturity securities with noncredit OTTI losses included in AOCI were as follows:

                                                               Years Ended December 31,
                                                             ----------------------------
                                                                 2013           2012
                                                             ------------- --------------
                                                                    (In millions)
Balance at January 1,....................................... $        (64) $        (125)
Noncredit OTTI losses and subsequent changes recognized (1).            11            (3)
Securities sold with previous noncredit OTTI loss...........            21             35
Subsequent changes in estimated fair value..................           (9)             29
                                                             ------------- --------------
Balance at December 31,..................................... $        (41) $         (64)
                                                             ============= ==============

--------

(1)Noncredit OTTI losses and subsequent changes recognized, net of DAC, were $7 million and $5 million for the years ended December 31, 2013 and 2012, respectively.

  The changes in net unrealized investment gains (losses) were as follows:

                                                                       Years Ended December 31,
                                                                    ------------------------------
                                                                       2013       2012      2011
                                                                    ---------- ---------- --------
                                                                            (In millions)
Balance at January 1,.............................................. $    2,449 $    1,910 $    342
Fixed maturity securities on which noncredit OTTI losses have been
  recognized.......................................................         23         61     (39)
Unrealized investment gains (losses) during the year...............    (3,452)      1,374    3,138
Unrealized investment gains (losses) relating to:
 Insurance liability gain (loss) recognition.......................        739      (414)    (292)
 DAC and VOBA related to noncredit OTTI losses recognized in
   AOCI............................................................        (5)        (5)        4
 DAC and VOBA......................................................        397      (162)    (390)
 Deferred income tax benefit (expense) related to noncredit OTTI
   losses recognized in AOCI.......................................        (6)       (20)       12
 Deferred income tax benefit (expense).............................        767      (295)    (865)
                                                                    ---------- ---------- --------
Balance at December 31,............................................ $      912 $    2,449 $  1,910
                                                                    ========== ========== ========
Change in net unrealized investment gains (losses)................. $  (1,537) $      539 $  1,568
                                                                    ========== ========== ========

Concentrations of Credit Risk

  There were no investments in any counterparty that were greater than 10% of the Company's stockholders' equity, other than the U.S. government and its agencies, at both December 31, 2013 and 2012.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


Securities Lending

  Elements of the securities lending program are presented below at:

                                                             December 31,
                                                         ---------------------
                                                            2013       2012
                                                         ---------- ----------
                                                             (In millions)
 Securities on loan: (1)
  Amortized cost........................................ $    5,931 $    6,154
  Estimated fair value.................................. $    5,984 $    7,339
 Cash collateral on deposit from counterparties (2)..... $    6,140 $    7,502
 Security collateral on deposit from counterparties (3). $       -- $       51
 Reinvestment portfolio -- estimated fair value......... $    6,145 $    7,533

--------

(1)Included within fixed maturity securities, short-term investments, cash and cash equivalents and equity securities.

(2)Included within payables for collateral under securities loaned and other transactions.

(3)Security collateral on deposit from counterparties may not be sold or repledged, unless the counterparty is in default, and is not reflected in the consolidated financial statements.

Invested Assets on Deposit and Pledged as Collateral

  Invested assets on deposit and pledged as collateral are presented below at estimated fair value for cash and cash equivalents, short-term investments and fixed maturity securities and at carrying value for mortgage loans at:

                                                                 December 31,
                                                             ---------------------
                                                                2013       2012
                                                             ---------- ----------
                                                                 (In millions)
Invested assets on deposit (regulatory deposits) (1)........ $       56 $       58
Invested assets pledged as collateral (2)...................      1,901      1,569
                                                             ---------- ----------
 Total invested assets on deposit and pledged as collateral. $    1,957 $    1,627
                                                             ========== ==========

--------

(1)See Note 1 for information about invested assets that became restricted under the MetLife Insurance Company of Connecticut plan to withdraw its New York license on January 1, 2014.

(2)The Company has pledged invested assets in connection with various agreements and transactions, including funding agreements (see Note 4) and derivative transactions (see Note 8).

    See "-- Securities Lending" for securities on loan.

Purchased Credit Impaired Investments

  Investments acquired with evidence of credit quality deterioration since origination and for which it is probable at the acquisition date that the Company will be unable to collect all contractually required payments

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

are classified as purchased credit impaired ("PCI") investments. For each investment, the excess of the cash flows expected to be collected as of the acquisition date over its acquisition date fair value is referred to as the accretable yield and is recognized as net investment income on an effective yield basis. If subsequently, based on current information and events, it is probable that there is a significant increase in cash flows previously expected to be collected or if actual cash flows are significantly greater than cash flows previously expected to be collected, the accretable yield is adjusted prospectively. The excess of the contractually required payments (including interest) as of the acquisition date over the cash flows expected to be collected as of the acquisition date is referred to as the nonaccretable difference, and this amount is not expected to be realized as net investment income. Decreases in cash flows expected to be collected can result in OTTI.

  The Company's PCI fixed maturity securities were as follows at:

                                                         December 31,
                                                     ---------------------
                                                        2013       2012
                                                     ---------- ----------
                                                         (In millions)
     Outstanding principal and interest balance (1). $      648 $      560
     Carrying value (2)............................. $      498 $      459

--------

(1)Represents the contractually required payments, which is the sum of contractual principal, whether or not currently due, and accrued interest.

(2)Estimated fair value plus accrued interest.

  The following table presents information about PCI fixed maturity securities acquired during the periods indicated:

                                                            December 31,
                                                        ---------------------
                                                           2013       2012
                                                        ---------- ----------
                                                            (In millions)
  Contractually required payments (including interest). $      238 $      172
  Cash flows expected to be collected (1).............. $      183 $       88
  Fair value of investments acquired................... $      128 $       55

--------

(1)Represents undiscounted principal and interest cash flow expectations, at the date of acquisition.

  The following table presents activity for the accretable yield on PCI fixed maturity securities for:

                                                            December 31,
                                                        ---------------------
                                                           2013       2012
                                                        ---------- ----------
                                                            (In millions)
   Accretable yield, January 1,........................ $      309 $      320
   Investments purchased...............................         55         33
   Accretion recognized in earnings....................       (24)       (18)
   Disposals...........................................        (8)        (4)
   Reclassification (to) from nonaccretable difference.       (24)       (22)
                                                        ---------- ----------
   Accretable yield, December 31,...................... $      308 $      309
                                                        ========== ==========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


Collectively Significant Equity Method Investments

  The Company holds investments in real estate joint ventures, real estate funds and other limited partnership interests consisting of leveraged buy-out funds, hedge funds, private equity funds, joint ventures and other funds. The portion of these investments accounted for under the equity method had a carrying value of $2.6 billion at December 31, 2013. The Company's maximum exposure to loss related to these equity method investments is limited to the carrying value of these investments plus unfunded commitments of $862 million at December 31, 2013. Except for certain real estate joint ventures, the Company's investments in real estate funds and other limited partnership interests are generally of a passive nature in that the Company does not participate in the management of the entities.

  As described in Note 1, the Company generally records its share of earnings in its equity method investments using a three-month lag methodology and within net investment income. Aggregate net investment income from these equity method investments exceeded 10% of the Company's consolidated pre-tax income (loss) from continuing operations. This aggregated summarized financial data does not represent the Company's proportionate share of the assets, liabilities, or earnings of such entities.

  The aggregated summarized financial data presented below reflects the latest available financial information and is as of, and for, the years ended
December 31, 2013, 2012 and 2011. Aggregate total assets of these entities totaled $217.3 billion and $178.3 billion at December 31, 2013 and 2012, respectively. Aggregate total liabilities of these entities totaled $16.3 billion and $12.4 billion at December 31, 2013 and 2012, respectively. Aggregate net income (loss) of these entities totaled $20.9 billion, $13.1 billion and $7.1 billion for the years ended December 31, 2013, 2012 and 2011, respectively. Aggregate net income (loss) from the underlying entities in which the Company invests is primarily comprised of investment income, including recurring investment income and realized and unrealized investment gains (losses).

Variable Interest Entities

  The Company has invested in certain structured transactions that are VIEs. In certain instances, the Company holds both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, is deemed to be the primary beneficiary or consolidator of the entity.

  The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. The Company generally uses a qualitative approach to determine whether it is the primary beneficiary. However, for VIEs that are investment companies or apply measurement principles consistent with those utilized by investment companies, the primary beneficiary is based on a risks and rewards model and is defined as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both. The Company reassesses its involvement with VIEs on a quarterly basis. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Consolidated VIEs

   The following table presents the total assets and total liabilities relating to VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at December 31, 2013 and 2012. Creditors or beneficial interest holders of VIEs where the Company is the primary beneficiary have no recourse to the general credit of the Company, as the Company's obligation to the VIEs is limited to the amount of its committed investment.

                                                        December 31,
                                                      -----------------
                                                        2013     2012
                                                      -------- --------
                                                        (In millions)
         CSEs: (1)
         Assets:
          Mortgage loans (commercial mortgage loans). $  1,598 $  2,666
          Accrued investment income..................        9       13
                                                      -------- --------
            Total assets............................. $  1,607 $  2,679
                                                      ======== ========
         Liabilities:
          Long-term debt............................. $  1,461 $  2,559
          Other liabilities..........................        7       13
                                                      -------- --------
            Total liabilities........................ $  1,468 $  2,572
                                                      ======== ========

--------

(1)The Company consolidates entities that are structured as CMBS. The assets of these entities can only be used to settle their respective liabilities, and under no circumstances is the Company liable for any principal or interest shortfalls should any arise. The Company's exposure was limited to that of its remaining investment in these entities of $120 million and $92 million at estimated fair value at December 31, 2013 and 2012, respectively. The long-term debt bears interest primarily at fixed rates ranging from 2.25% to 5.57%, payable primarily on a monthly basis. Interest expense related to these obligations, included in other expenses, was $122 million, $163 million and $322 million for the years ended December 31, 2013, 2012 and 2011, respectively.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Unconsolidated VIEs

   The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

                                                                December 31,
                                                 -------------------------------------------
                                                         2013                  2012
                                                 --------------------- ---------------------
                                                             Maximum               Maximum
                                                 Carrying   Exposure   Carrying   Exposure
                                                  Amount   to Loss (1)  Amount   to Loss (1)
                                                 --------- ----------- --------- -----------
                                                                (In millions)
Fixed maturity securities AFS:
 Structured securities (RMBS, ABS and CMBS) (2). $   8,393  $   8,393  $  10,347  $  10,347
 U.S. and foreign corporate.....................       468        468        651        651
Other limited partnership interests.............     1,651      2,077      1,408      1,930
Real estate joint ventures......................        41         45         71         74
Other invested assets...........................         9         44         --         --
                                                 ---------  ---------  ---------  ---------
 Total.......................................... $  10,562  $  11,027  $  12,477  $  13,002
                                                 =========  =========  =========  =========

--------

(1)The maximum exposure to loss relating to fixed maturity securities AFS is equal to their carrying amounts or the carrying amounts of retained interests. The maximum exposure to loss relating to other limited partnership interests and real estate joint ventures is equal to the carrying amounts plus any unfunded commitments of the Company. For its investments in other invested assets, the Company's return is in the form of income tax credits. For such investments, the maximum exposure to loss is equal to the carrying amounts plus any unfunded commitment. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(2)For these variable interests, the Company's involvement is limited to that of a passive investor.

   As described in Note 15, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during the years ended December 31, 2013, 2012 and 2011.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


Net Investment Income

  The components of net investment income were as follows:

                                                                         Years Ended December 31,
                                                                         ------------------------
                                                                          2013     2012    2011
                                                                          ------  ------  ------
                                                                            (In millions)
Investment income:
 Fixed maturity securities.............................................. $2,102   $2,143  $2,147
 Equity securities......................................................     12        9      10
 Mortgage loans.........................................................    344      357     347
 Policy loans...........................................................     55       59      63
 Real estate and real estate joint ventures.............................     56       83      24
 Other limited partnership interests....................................    266      167     176
 Cash, cash equivalents and short-term investments......................      4        5       5
 International joint ventures...........................................    (5)      (2)     (5)
 Other..................................................................     --      (2)       4
                                                                          ------  ------  ------
   Subtotal.............................................................  2,834    2,819   2,771
 Less: Investment expenses..............................................    114      101     100
                                                                          ------  ------  ------
   Subtotal, net........................................................  2,720    2,718   2,671
                                                                          ------  ------  ------
FVO securities--FVO contractholder-directed unit-linked investments (1).     --       62      71
 FVO CSEs--interest income--commercial mortgage loans...................    132      172     332
                                                                          ------  ------  ------
   Subtotal.............................................................    132      234     403
                                                                          ------  ------  ------
     Net investment income.............................................. $2,852   $2,952  $3,074
                                                                          ======  ======  ======

--------

(1)There were no changes in estimated fair value subsequent to purchase for securities still held as of the end of the respective years included in net investment income for both the years ended December 31, 2013 and 2012. Changes in estimated fair value subsequent to purchase for securities included in net investment income were ($11) million for the year ended December 31, 2011.

    See "-- Variable Interest Entities" for discussion of CSEs.

    See "-- Related Party Investment Transactions" for discussion of affiliated net investment income and investment expenses.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


Net Investment Gains (Losses)

 Components of Net Investment Gains (Losses)

   The components of net investment gains (losses) were as follows:

                                                                              Years Ended December 31,
                                                                            --------------------------
                                                                             2013     2012      2011
                                                                             ------   -------  ------
                                                                                (In millions)
Total gains (losses) on fixed maturity securities:
 Total OTTI losses recognized -- by sector and industry:
   U.S. and foreign corporate securities -- by industry:
     Transportation........................................................ $  (3)   $  (16)   $   --
     Finance...............................................................    (3)       (7)      (9)
     Utility...............................................................     --       (3)       --
     Communications........................................................     --       (2)     (11)
     Industrial............................................................     --       (1)      (2)
                                                                             ------   -------  ------
       Total U.S. and foreign corporate securities.........................    (6)      (29)     (22)
   RMBS....................................................................   (14)      (20)     (17)
   ABS.....................................................................     --        --      (5)
   CMBS....................................................................     --        --      (3)
                                                                             ------   -------  ------
 OTTI losses on fixed maturity securities recognized in earnings...........   (20)      (49)     (47)
 Fixed maturity securities -- net gains (losses) on sales and disposals....     58       145       81
                                                                             ------   -------  ------
        Total gains (losses) on fixed maturity securities..................     38        96       34
                                                                             ------   -------  ------
Total gains (losses) on equity securities:
 Total OTTI losses recognized -- by sector:
   Non-redeemable preferred stock..........................................    (3)        --      (6)
   Common stock............................................................    (2)       (9)      (2)
                                                                             ------   -------  ------
 OTTI losses on equity securities recognized in earnings...................    (5)       (9)      (8)
 Equity securities -- net gains (losses) on sales and disposals............     10         5     (13)
                                                                             ------   -------  ------
        Total gains (losses) on equity securities..........................      5       (4)     (21)
                                                                             ------   -------  ------
 Mortgage loans............................................................      5        27       26
 Real estate and real estate joint ventures................................      2       (3)      (1)
 Other limited partnership interests.......................................    (6)       (2)      (5)
 Other investment portfolio gains (losses).................................      8         4      (9)
                                                                             ------   -------  ------
        Subtotal -- investment portfolio gains (losses)....................     52       118       24
                                                                             ------   -------  ------
FVO CSEs:
 Commercial mortgage loans.................................................   (56)         7     (84)
 Long-term debt -- related to commercial mortgage loans....................     88        27       93
Non-investment portfolio gains (losses)....................................    (2)        --        2
                                                                             ------   -------  ------
        Subtotal FVO CSEs and non-investment portfolio gains (losses)......     30        34       11
                                                                             ------   -------  ------
          Total net investment gains (losses).............................. $   82   $   152   $   35
                                                                             ======   =======  ======

   See "-- Variable Interest Entities" for discussion of CSEs.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


   See "-- Related Party Investment Transactions" for discussion of affiliated net investment gains (losses) related to transfers of invested assets to affiliates.

   Gains (losses) from foreign currency transactions included within net investment gains (losses) was less than $1 million, $2 million and ($7) million for the years ended December 31, 2013, 2012 and 2011, respectively.

 Sales or Disposals and Impairments of Fixed Maturity and Equity Securities

  Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) are as shown in the table below. Investment gains and losses on sales of securities are determined on a specific identification basis.

                                                     Years Ended December 31,
                             -------------------------------------------------------------------------
                               2013    2012     2011    2013    2012   2011    2013    2012     2011
                             -------- ------- -------- ------- ------ ------ -------- ------- --------
                             Fixed Maturity Securities   Equity Securities             Total
                             ------------------------- --------------------- -------------------------
                                                           (In millions)
Proceeds.................... $ 11,051 $ 6,690 $ 11,634 $    75 $   39 $  190 $ 11,126 $ 6,729 $ 11,824
                             ======== ======= ======== ======= ====== ====== ======== ======= ========
Gross investment gains...... $    189 $   186 $    182 $    19 $    9 $    9 $    208 $   195 $    191
                             -------- ------- -------- ------- ------ ------ -------- ------- --------
Gross investment losses.....    (131)    (41)    (101)     (9)    (4)   (22)    (140)    (45)    (123)
                             -------- ------- -------- ------- ------ ------ -------- ------- --------
Total OTTI losses:
  Credit-related............     (17)    (42)     (38)      --     --     --     (17)    (42)     (38)
  Other (1).................      (3)     (7)      (9)     (5)    (9)    (8)      (8)    (16)     (17)
                             -------- ------- -------- ------- ------ ------ -------- ------- --------
   Total OTTI losses........     (20)    (49)     (47)     (5)    (9)    (8)     (25)    (58)     (55)
                             -------- ------- -------- ------- ------ ------ -------- ------- --------
    Net investment gains
     (losses)............... $     38 $    96 $     34 $     5 $  (4) $ (21) $     43 $    92 $     13
                             ======== ======= ======== ======= ====== ====== ======== ======= ========

--------

(1)Other OTTI losses recognized in earnings include impairments on (i) equity securities, (ii) perpetual hybrid securities classified within fixed maturity securities where the primary reason for the impairment was the severity and/or the duration of an unrealized loss position and (iii) fixed maturity securities where there is an intent to sell or it is more likely than not that the Company will be required to sell the security before recovery of the decline in estimated fair value.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Credit Loss Rollforward

  The table below presents a rollforward of the cumulative credit loss component of OTTI loss recognized in earnings on fixed maturity securities still held for which a portion of the OTTI loss was recognized in OCI:

                                                                  Years Ended December 31,
                                                                 ---------------------------
                                                                     2013          2012
                                                                 ------------- -------------
                                                                        (In millions)
Balance at January 1,........................................... $          59 $          55
Additions:
 Initial impairments -- credit loss OTTI recognized on
   securities not previously impaired...........................             1             6
 Additional impairments -- credit loss OTTI recognized on
   securities previously impaired...............................            12            15
Reductions:
 Sales (maturities, pay downs or prepayments) during the period
   of securities previously impaired as credit loss OTTI........          (15)          (17)
                                                                 ------------- -------------
Balance at December 31,......................................... $          57 $          59
                                                                 ============= =============

 Related Party Investment Transactions

  The Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Invested assets transferred to and from affiliates were as follows:

                                                                     Years Ended December 31,
                                                                     ------------------------
                                                                       2013    2012    2011
                                                                     -------- ------- -------
                                                                          (In millions)
Estimated fair value of invested assets transferred to affiliates... $    874 $    -- $    --
Amortized cost of invested assets transferred to affiliates......... $    827 $    -- $    --
Net investment gains (losses) recognized on transfers............... $     47 $    -- $    --
Estimated fair value of invested assets transferred from affiliates. $    834 $    -- $    33

  Included within the transfers to affiliates in 2013 and transfers from affiliates in 2013 was $739 million and $751 million, respectively, related to the establishment of a custodial account to secure certain policyholder liabilities. See Note 1.

  The Company has affiliated loans outstanding to wholly-owned real estate subsidiaries of an affiliate, MLIC, which are included in mortgage loans, with a carrying value of $364 million and $306 million at December 31, 2013 and 2012, respectively. Two loans issued in 2013 totaling $60 million bear interest at one-month LIBOR + 4.50% with quarterly interest only payments of less than $1 million through January 2017, when the principal balance is due. A loan with a carrying value of $110 million, at both December 31, 2013 and 2012, bears interest at one-month LIBOR + 1.95% with quarterly interest only payments of $1 million through January 2015, when the principal balance is due. A loan with a carrying value of $134 million and $136 million at December 31, 2013 and 2012, respectively, bears interest at 7.26% due in quarterly principal and interest payments of $3 million through January 2020, when the principal balance is due. A loan with a carrying value of $60 million, at both December 31, 2013 and 2012, bears interest at 7.01% with quarterly interest only payments of $1 million through January 2020, when the principal balance is due. These affiliated loans are secured by interests in the real estate

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

subsidiaries, which own operating real estate with a fair value in excess of the loans. Net investment income from these affiliated loans was $16 million, $17 million and $14 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  The Company has affiliated loans outstanding, which are included in other invested assets, totaling $430 million at both December 31, 2013 and 2012. At December 31, 2011, the loans were outstanding with Exeter, an affiliate. During 2012, MetLife assumed this affiliated debt from Exeter. The loans of $305 million, issued by MetLife Insurance Company of Connecticut and $125 million, issued by MLI-USA, are due on July 15, 2021 and December 16, 2021, respectively, and bear interest, payable semi-annually, at 5.64% and 5.86%, respectively. Net investment income from these affiliated loans was $25 million, $25 million and $8 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  In July 2013, the Company committed to lend up to $1.8 billion to Exeter, an affiliate, pursuant to a note purchase agreement. Pursuant to the agreement, MetLife Insurance Company of Connecticut committed to purchase up to $1.3 billion of notes and MLI-USA committed to purchase up to $438 million of notes through December 31, 2014. The notes will be due not later than three years after issuance. The repayment of any notes issued pursuant to this agreement is guaranteed by MetLife. In October 2013, pursuant to this agreement, the Company issued loans to Exeter which are included in other invested assets, totaling $500 million at December 31, 2013. The loans of $375 million, issued by MetLife Insurance Company of Connecticut, and $125 million, issued by MLI-USA, are both due October 15, 2015, and bear interest, payable semi-annually, at 2.47%. Net investment income from this loan was $3 million at December 31, 2013. The remaining total commitment to lend is $1.2 billion with $925 million committed by MetLife Insurance Company of Connecticut and $313 million committed by MLI-USA at December 31, 2013.

  The Company receives investment administrative services from an affiliate. The related investment administrative service charges were $68 million for both years ended December 31, 2013 and 2012 and $67 million for the year ended December 31, 2011. The Company also had additional affiliated net investment income of $1 million for the year ended December 31, 2013 and less than $1 million for both of the years ended December 31, 2012 and 2011.

8. Derivatives

Accounting for Derivatives

  See Note 1 for a description of the Company's accounting policies for derivatives and Note 9 for information about the fair value hierarchy for derivatives.

Derivative Strategies

  The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity market. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

  Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)

over-the-counter ("OTC") market. Certain of the Company's OTC derivatives are cleared and settled through central clearing counterparties ("OTC-cleared"), while others are bilateral contracts between two counterparties ("OTC-bilateral"). The types of derivatives the Company uses include swaps, forwards, futures and option contracts. To a lesser extent, the Company uses credit default swaps to synthetically replicate investment risks and returns which are not readily available in the cash market.

 Interest Rate Derivatives

  The Company uses a variety of interest rate derivatives to reduce its exposure to changes in interest rates, including interest rate swaps, caps, floors, futures and forwards.

  Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount. The Company utilizes interest rate swaps in fair value, cash flow and non-qualifying hedging relationships.

  The Company purchases interest rate caps and floors primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities, as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively. In certain instances, the Company locks in the economic impact of existing purchased caps and floors by entering into offsetting written caps and floors. The Company utilizes interest rate caps and floors in non-qualifying hedging relationships.

  In exchange-traded interest rate (Treasury and swap) futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The Company utilizes exchange-traded interest rate futures in non-qualifying hedging relationships.

  Inflation swaps are used as an economic hedge to reduce inflation risk generated from inflation-indexed liabilities. Inflation swaps are included in interest rate swaps. The Company utilizes inflation swaps in non-qualifying hedging relationships.

  The Company enters into interest rate forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date. The Company utilizes interest rate forwards in cash flow hedging relationships.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


 Foreign Currency Exchange Rate Derivatives

   The Company uses foreign currency swaps to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in fair value, cash flow and non-qualifying hedging relationships.

   To a lesser extent, the Company uses foreign currency forwards in non-qualifying hedging relationships.

 Credit Derivatives

   The Company enters into purchased credit default swaps to hedge against credit-related changes in the value of its investments. In a credit default swap transaction, the Company agrees with another party to pay, at specified intervals, a premium to hedge credit risk. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered. Credit events vary by type of issuer but typically include bankruptcy, failure to pay debt obligations, repudiation, moratorium, or involuntary restructuring. In each case, payout on a credit default swap is triggered only after the Credit Derivatives Determinations Committee of the International Swaps and Derivatives Association, Inc. ("ISDA") deems that a credit event has occurred. The Company utilizes credit default swaps in non-qualifying hedging relationships.

   The Company enters into written credit default swaps to synthetically create credit investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and one or more cash instruments, such as U.S. Treasury securities, agency securities or other fixed maturity securities. These credit default swaps are not designated as hedging instruments.

   To a lesser extent, the Company uses credit forwards to lock in the price to be paid for forward purchases of certain securities. The Company utilizes credit forwards in cash flow hedging relationships.

 Equity Derivatives

   The Company uses a variety of equity derivatives to reduce its exposure to equity market risk, including equity index options, variance swaps and exchange-traded equity futures.

   Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. In certain instances, the Company may enter into a combination of transactions to hedge adverse changes in equity indices within a pre-determined range through the purchase and sale of options. The Company utilizes equity index options in non-qualifying hedging relationships.

   Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. The Company utilizes equity variance swaps in non-qualifying hedging relationships.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


   In exchange-traded equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company. The Company utilizes exchange-traded equity futures in non-qualifying hedging relationships.

   To a lesser extent, the Company also uses total rate of return swaps ("TRRs") to hedge its equity market guarantees in certain of its insurance products. The Company utilizes TRRs in non-qualifying hedging relationships.

Primary Risks Managed by Derivatives

  The following table presents the gross notional amount, estimated fair value and primary underlying risk exposure of the Company's derivatives, excluding embedded derivatives, held at:

                                                                                     December 31,
                                                             -------------------------------------------------------------
                                                                          2013                           2012
                                                             ------------------------------ ------------------------------
                                                                       Estimated Fair Value           Estimated Fair Value
                                                                       --------------------           --------------------
                                                             Notional                       Notional
                           Primary Underlying Risk Exposure   Amount    Assets  Liabilities  Amount    Assets  Liabilities
                           --------------------------------  --------- -------- ----------- --------- -------- -----------
                                                                                     (In millions)
Derivatives Designated as Hedging Instruments
Fair value hedges:
  Interest rate swaps..... Interest rate.................... $     436 $      5    $     10 $     538 $     28   $       9
  Foreign currency swaps.. Foreign currency exchange rate...       122       --          13       122       --          14
                                                             --------- --------    -------- --------- --------   ---------
   Subtotal..............................................          558        5          23       660       28          23
                                                             --------- --------    -------- --------- --------   ---------
Cash flow hedges:
  Interest rate swaps..... Interest rate....................       537        6          32       658       99          --
  Interest rate forwards.. Interest rate....................       245        3           4       410       81          --
  Foreign currency swaps.. Foreign currency exchange rate...       544       25          35       524       16          14
                                                             --------- --------    -------- --------- --------   ---------
   Subtotal..............................................        1,326       34          71     1,592      196          14
                                                             --------- --------    -------- --------- --------   ---------
    Total qualifying hedges.............................         1,884       39          94     2,252      224          37
                                                             --------- --------    -------- --------- --------   ---------
Derivatives Not Designated or Not Qualifying as Hedging Instruments
Interest rate swaps....... Interest rate....................    22,262      881         441    16,869    1,254         513
Interest rate floors...... Interest rate....................    17,604      103          99    15,136      318         274
Interest rate caps........ Interest rate....................     9,651       36          --     9,031       11          --
Interest rate futures..... Interest rate....................     1,443       --           3     2,771       --           7
Foreign currency swaps.... Foreign currency exchange rate...       882       52          41       811       60          35
Foreign currency forwards. Foreign currency exchange rate...        56       --           1       139       --           4
Credit default
 swaps -- purchased....... Credit...........................       157       --           1       162       --           2
Credit default
 swaps -- written......... Credit...........................     2,243       38          --     2,456       23           1
Equity futures............ Equity market....................       778       --           3     1,075       --          27
Equity options............ Equity market....................     3,597      305          42     2,845      469           1
Variance swaps............ Equity market....................     2,270        6          94     2,346       11          62
TRRs...................... Equity market....................       462       --          22       300       --           7
                                                             --------- --------    -------- --------- --------   ---------
   Total non-designated or non-qualifying derivatives....       61,405    1,421         747    53,941    2,146         933
                                                             --------- --------    -------- --------- --------   ---------
    Total...............................................     $  63,289 $  1,460    $    841 $  56,193 $  2,370   $     970
                                                             ========= ========    ======== ========= ========   =========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  Based on notional amounts, a substantial portion of the Company's derivatives was not designated or did not qualify as part of a hedging relationship at both December 31, 2013 and 2012. The Company's use of derivatives includes
(i) derivatives that serve as macro hedges of the Company's exposure to various risks and that generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules; (ii) derivatives that economically hedge insurance liabilities that contain mortality or morbidity risk and that generally do not qualify for hedge accounting because the lack of these risks in the derivatives cannot support an expectation of a highly effective hedging relationship; (iii) derivatives that economically hedge embedded derivatives that do not qualify for hedge accounting because the changes in estimated fair value of the embedded derivatives are already recorded in net income; and (iv) written credit default swaps that are used to synthetically create credit investments and that do not qualify for hedge accounting because they do not involve a hedging relationship. For these non-qualified derivatives, changes in market factors can lead to the recognition of fair value changes in the consolidated statement of operations without an offsetting gain or loss recognized in earnings for the item being hedged.

  Net Derivative Gains (Losses)

  The components of net derivative gains (losses) were as follows:

                                                 Years Ended December 31,
                                             ---------------------------------
                                                 2013         2012      2011
                                             ------------- ---------- --------
                                                       (In millions)
 Derivatives and hedging gains (losses) (1). $       (958) $    (289) $    846
 Embedded derivatives.......................          (94)      1,292      250
                                             ------------- ---------- --------
  Total net derivative gains (losses)....... $     (1,052) $    1,003 $  1,096
                                             ============= ========== ========

--------

(1)Includes foreign currency transaction gains (losses) on hedged items in cash flow and non-qualifying hedging relationships, which are not presented elsewhere in this note.

  The following table presents earned income on derivatives:

                                                      Years Ended December 31,
                                                     ---------------------------
                                                       2013      2012     2011
                                                     --------- -------- --------
                                                            (In millions)
Qualifying hedges:
 Net investment income.............................. $       2 $      2 $      2
 Interest credited to policyholder account balances.         2       18       41
Non-qualifying hedges:
 Net derivative gains (losses)......................        79      127       83
 Policyholder benefits and claims...................      (17)      (6)       --
                                                     --------- -------- --------
   Total............................................ $      66 $    141 $    126
                                                     ========= ======== ========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


Non-Qualifying Derivatives and Derivatives for Purposes Other Than Hedging

    The following table presents the amount and location of gains (losses) recognized in income for derivatives that were not designated or qualifying as hedging instruments:

                                                               Net     Policyholder
                                             Net Derivative Investment Benefits and
                                             Gains (Losses) Income (1)  Claims (2)
                                             -------------- ---------- ------------
                                                         (In millions)
Year Ended December 31, 2013:
 Interest rate derivatives..................   $      (558)  $      --   $     (26)
 Foreign currency exchange rate derivatives.           (24)         --           --
 Credit derivatives -- purchased............             --         --           --
 Credit derivatives -- written..............             27         --           --
 Equity derivatives.........................          (486)        (7)         (90)
                                               ------------  ---------   ----------
   Total....................................   $    (1,041)  $     (7)   $    (116)
                                               ============  =========   ==========
Year Ended December 31, 2012:
 Interest rate derivatives..................   $        (5)  $      --   $       --
 Foreign currency exchange rate derivatives.            (4)         --           --
 Credit derivatives -- purchased............           (11)         --           --
 Credit derivatives -- written..............             41         --           --
 Equity derivatives.........................          (413)        (4)         (51)
                                               ------------  ---------   ----------
   Total....................................   $      (392)  $     (4)   $     (51)
                                               ============  =========   ==========
Year Ended December 31, 2011:
 Interest rate derivatives..................   $        701  $      --   $       --
 Foreign currency exchange rate derivatives.             27         --           --
 Credit derivatives -- purchased............             13         --           --
 Credit derivatives -- written..............           (13)         --           --
 Equity derivatives.........................             45        (7)          (4)
                                               ------------  ---------   ----------
   Total....................................   $        773  $     (7)   $      (4)
                                               ============  =========   ==========

--------

(1)Changes in estimated fair value related to economic hedges of equity method investments in joint ventures.

(2)Changes in estimated fair value related to economic hedges of variable annuity guarantees included in future policy benefits.

Fair Value Hedges

  The Company designates and accounts for the following as fair value hedges when they have met the requirements of fair value hedging: (i) interest rate swaps to convert fixed rate assets and liabilities to floating rate assets and liabilities; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated liabilities.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges within net derivative gains (losses). The following table presents the amount of such net derivative gains (losses):

                                                         Net Derivative  Net Derivative Ineffectiveness
                                                         Gains (Losses)  Gains (Losses)  Recognized in
Derivatives in Fair Value   Hedged Items in Fair Value     Recognized    Recognized for Net Derivative
Hedging Relationships         Hedging Relationships      for Derivatives  Hedged Items  Gains (Losses)
-------------------------  ----------------------------- --------------- -------------- ---------------
                                                                         (In millions)
Year Ended December 31, 2013:
Interest rate swaps:       Fixed maturity securities....  $            7 $          (9)  $          (2)
                           Policyholder liabilities (1).            (30)             28             (2)
Foreign currency swaps:    Foreign-denominated PABs (2).               2            (2)              --
                                                          -------------- --------------  --------------
  Total...............................................    $         (21) $           17  $          (4)
                                                          ============== ==============  ==============
Year Ended December 31, 2012:
Interest rate swaps:       Fixed maturity securities....  $          (3) $            1  $          (2)
                           Policyholder liabilities (1).            (10)              8             (2)
Foreign currency swaps:    Foreign-denominated PABs (2).            (29)             20             (9)
                                                          -------------- --------------  --------------
  Total...............................................    $         (42) $           29  $         (13)
                                                          ============== ==============  ==============
Year Ended December 31, 2011:
Interest rate swaps:       Fixed maturity securities....  $          (7) $            5  $          (2)
                           Policyholder liabilities (1).              36           (38)             (2)
Foreign currency swaps:    Foreign-denominated PABs (2).            (52)             30            (22)
                                                          -------------- --------------  --------------
  Total...............................................    $         (23) $          (3)  $         (26)
                                                          ============== ==============  ==============

--------

(1)Fixed rate liabilities reported in PABs or future policy benefits.

(2)Fixed rate or floating rate liabilities.

  All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Cash Flow Hedges

  The Company designates and accounts for the following as cash flow hedges when they have met the requirements of cash flow hedging: (i) interest rate swaps to convert floating rate assets and liabilities to fixed rate assets and liabilities; (ii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated assets and liabilities;
(iii) interest rate forwards and credit forwards to lock in the price to be paid for forward purchases of investments; and (iv) interest rate swaps and interest rate forwards to hedge the forecasted purchases of fixed-rate investments.

  In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions were no longer probable of occurring. Because certain of the forecasted transactions also were not probable of occurring within two months of the anticipated date, the Company reclassified certain amounts from AOCI into net derivative gains (losses). These amounts were $0 for both years ended December 31, 2013 and 2012 and $1 million for the year ended December 31, 2011.

  At December 31, 2013 and 2012, the maximum length of time over which the Company was hedging its exposure to variability in future cash flows for forecasted transactions did not exceed six years and seven years, respectively.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  At December 31, 2013 and 2012, the balance in AOCI associated with cash flow hedges was $39 million and $243 million, respectively.

  The following table presents the effects of derivatives in cash flow hedging relationships on the consolidated statements of operations and the consolidated statements of stockholders' equity:

                                                    Amount and Location        Amount and Location
                            Amount of Gains          of Gains (Losses)          of Gains (Losses)
Derivatives in Cash Flow  (Losses) Deferred in       Reclassified from        Recognized in Income
Hedging Relationships     AOCI on Derivatives     AOCI into Income (Loss)     (Loss) on Derivatives
------------------------  -------------------- ----------------------------- -----------------------
                          (Effective Portion)       (Effective Portion)       (Ineffective Portion)
-                         -------------------- ----------------------------- -----------------------
                                               Net Derivative Net Investment     Net Derivative
                                               Gains (Losses)     Income         Gains (Losses)
                                               -------------- -------------- -----------------------
                                                       (In millions)
Year Ended December 31, 2013:
Interest rate swaps......  $            (120)   $         --  $          --  $                    --
Interest rate forwards...                (57)              9              1                       --
Foreign currency swaps...                (15)             --             --                        1
Credit forwards..........                 (1)             --              1                       --
                          -------------------- -------------- -------------- -----------------------
  Total..................  $            (193)   $          9  $           2  $                     1
                          ==================== ============== ============== =======================
Year Ended December 31, 2012:
Interest rate swaps......  $               21   $         --  $          --  $                     1
Interest rate forwards...                   1              1              1                       --
Foreign currency swaps...                (15)              1             --                      (1)
Credit forwards..........                  --             --             --                       --
                          -------------------- -------------- -------------- -----------------------
  Total..................  $                7   $          2  $           1  $                    --
                          ==================== ============== ============== =======================
Year Ended December 31, 2011:
Interest rate swaps......  $              132   $          1  $          --  $                    --
Interest rate forwards...                 208              9             --                        1
Foreign currency swaps...                  17            (2)             --                       --
Credit forwards..........                  --              1             --                       --
                          -------------------- -------------- -------------- -----------------------
  Total..................  $              357   $          9  $          --  $                     1
                          ==================== ============== ============== =======================

  All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

  At December 31, 2013, $1 million of deferred net gains (losses) on derivatives in AOCI was expected to be reclassified to earnings within the next 12 months.

Credit Derivatives

  In connection with synthetically created credit investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. Such credit derivatives are included within the non-qualifying derivatives and derivatives for purposes other than hedging table. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the Company paying the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $2.2 billion and $2.5 billion at December 31, 2013 and 2012, respectively. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. At December 31, 2013 and 2012, the Company would have received $38 million and $22 million, respectively, to terminate all of these contracts.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at:

                                                                December 31,
                              ---------------------------------------------------------------------------------
                                                2013                                     2012
                              ---------------------------------------- ----------------------------------------
                              Estimated      Maximum                   Estimated      Maximum
                              Fair Value Amount of Future   Weighted   Fair Value Amount of Future   Weighted
Rating Agency Designation of  of Credit   Payments under    Average    of Credit   Payments under    Average
Referenced                     Default    Credit Default    Years to    Default    Credit Default    Years to
Credit Obligations (1)          Swaps       Swaps (2)     Maturity (3)   Swaps       Swaps (2)     Maturity (3)
----------------------------  ---------- ---------------- ------------ ---------- ---------------- ------------
                                     (In millions)                            (In millions)
Aaa/Aa/A
Single name credit default
  swaps (corporate)..........  $       3    $         115          2.7  $       3   $          167          3.2
Credit default swaps
  referencing indices........          6              650          1.1         10              650          2.1
                              ---------- ----------------              ---------- ----------------
 Subtotal....................          9              765          1.3         13              817          2.3
                              ---------- ----------------              ---------- ----------------
Baa
Single name credit default
  swaps (corporate)..........          8              446          3.0          4              479          3.8
Credit default swaps
  referencing indices........         18              996          4.9          5            1,124          4.8
                              ---------- ----------------              ---------- ----------------
 Subtotal....................         26            1,442          4.3          9            1,603          4.5
                              ---------- ----------------              ---------- ----------------
B
Single name credit default
  swaps (corporate)..........         --               --           --         --               --           --
Credit default swaps
  referencing indices........          3               36          5.0         --               36          5.0
                              ---------- ----------------              ---------- ----------------
 Subtotal....................          3               36          5.0         --               36          5.0
                              ---------- ----------------              ---------- ----------------
   Total.....................  $      38    $       2,243          3.3  $      22   $        2,456          3.8
                              ========== ================              ========== ================

--------

(1)The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's Investors Service ("Moody's"), S&P and Fitch Ratings. If no rating is available from a rating agency, then an internally developed rating is used.

(2)Assumes the value of the referenced credit obligations is zero.

(3)The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

Credit Risk on Freestanding Derivatives

  The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting or similar agreements and any collateral received pursuant to such agreements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  The Company manages its credit risk related to derivatives by entering into transactions with creditworthy counterparties and establishing and monitoring exposure limits. The Company's OTC-bilateral derivative transactions are generally governed by ISDA Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, the Company is permitted to set off receivables from the counterparty against payables to the same counterparty arising out of all included transactions. Substantially all of the Company's ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC-bilateral derivatives.

  The Company's OTC-cleared derivatives are effected through central clearing counterparties and its exchange-traded derivatives are effected through regulated exchanges. Such positions are marked to market and margined on a daily basis, and the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivatives. See Note 9 for a description of the impact of credit risk on the valuation of derivatives.

  The estimated fair value of the Company's net derivative assets and net derivative liabilities after the application of master netting agreements and collateral was as follows at:

                                                                   December 31, 2013    December 31, 2012
Derivatives Subject to a Master Netting Arrangement or a Similar  -------------------- --------------------
Arrangement                                                        Assets  Liabilities  Assets  Liabilities
----------------------------------------------------------------  -------- ----------- -------- -----------
                                                                                (In millions)
 Gross estimated fair value of derivatives:
  OTC-bilateral (1).............................................. $  1,450    $    851 $  2,436    $    982
  OTC-cleared (1)................................................       50           9       --          --
  Exchange-traded................................................       --           6       --          34
                                                                  --------    -------- --------    --------
    Total gross estimated fair value of derivatives (1)..........    1,500         866    2,436       1,016
 Amounts offset in the consolidated balance sheets...............       --          --       --          --
                                                                  --------    -------- --------    --------
 Estimated fair value of derivatives presented in the
   consolidated balance sheets (1)...............................    1,500         866    2,436       1,016
 Gross amounts not offset in the consolidated balance sheets:
 Gross estimated fair value of derivatives: (2)
  OTC-bilateral..................................................    (670)       (670)    (838)       (838)
  OTC-cleared....................................................      (8)         (8)       --          --
  Exchange-traded................................................       --          --       --          --
 Cash collateral: (3)
  OTC-bilateral..................................................    (216)          --    (897)          --
  OTC-cleared....................................................     (40)         (1)       --          --
  Exchange-traded................................................       --         (5)       --        (34)
 Securities collateral: (4)
  OTC-bilateral..................................................    (554)       (160)    (689)       (121)
  OTC-cleared....................................................       --          --       --          --
  Exchange-traded................................................       --         (1)       --          --
                                                                  --------    -------- --------    --------
 Net amount after application of master netting agreements and
   collateral.................................................... $     12    $     21 $     12    $     23
                                                                  ========    ======== ========    ========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)

--------

(1)At December 31, 2013 and 2012, derivative assets include income or expense accruals reported in accrued investment income or in other liabilities of $40 million and $66 million, respectively, and derivative liabilities include income or expense accruals reported in accrued investment income or in other liabilities of $25 million and $46 million, respectively.

(2)Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.

(3)Cash collateral received is included in cash and cash equivalents, short-term investments, or in fixed maturity securities, and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. The receivable for the return of cash collateral provided by the Company is inclusive of initial margin on exchange-traded and OTC-cleared derivatives and is included in premiums, reinsurance and other receivables in the consolidated balance sheets. The amount of cash collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements. At December 31, 2013 and 2012, the Company received excess cash collateral of $21 million and $0, respectively, and provided excess cash collateral of $19 million and $53 million, respectively, which is not included in the table above due to the foregoing limitation.

(4)Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the consolidated balance sheets. Subject to certain constraints, the Company is permitted by contract to sell or repledge this collateral, but at December 31, 2013 none of the collateral had been sold or repledged. Securities collateral pledged by the Company is reported in fixed maturity securities in the consolidated balance sheets. Subject to certain constraints, the counterparties are permitted by contract to sell or repledge this collateral. The amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. At December 31, 2013 and 2012, the Company received excess securities collateral with an estimated fair value of $34 million and $0, respectively, for its OTC-bilateral derivatives, which are not included in the table above due to the foregoing limitation. At December 31, 2013 and 2012, the Company provided excess securities collateral with an estimated fair value of $1 million and $0, respectively, for its OTC-bilateral derivatives, $29 million and $0, respectively, for its OTC-cleared derivatives and $46 million and $0, respectively, for its exchange-traded derivatives, which are not included in the table above due to the foregoing limitation.

  The Company's collateral arrangements for its OTC-bilateral derivatives generally require the counterparty in a net liability position, after considering the effect of netting agreements, to pledge collateral when the fair value of that counterparty's derivatives reaches a pre-determined threshold. Certain of these arrangements also include financial strength-contingent provisions that provide for a reduction of these thresholds (on a sliding scale that converges toward zero) in the event of downgrades in the financial strength ratings of the Company and/or the credit ratings of the counterparty. In addition, certain of the Company's netting agreements for derivatives contain provisions that require both the Company and the counterparty to maintain a specific investment grade financial strength or credit rating from each of Moody's and S&P. If a party's financial strength or credit ratings were to fall below that specific investment grade financial strength or credit rating, that party would be in violation of these provisions, and the other party to the derivatives could terminate the transactions and demand immediate settlement and payment based on such party's reasonable valuation of the derivatives.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  The following table presents the estimated fair value of the Company's OTC-bilateral derivatives that are in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged. The table also presents the incremental collateral that the Company would be required to provide if there was a one notch downgrade in the Company's financial strength rating at the reporting date or if the Company's financial strength rating sustained a downgrade to a level that triggered full overnight collateralization or termination of the derivative position at the reporting date. OTC-bilateral derivatives that are not subject to collateral agreements are excluded from this table.

                                               Estimated
                                             Fair Value of
                                          Collateral Provided: Fair Value of Incremental Collateral Provided Upon:
                                          -------------------- ---------------------------------------------------
                                                                                          Downgrade in the
                                                                                    Company's Financial Strength
                                                                   One Notch           Rating to a Level that
                         Estimated                                Downgrade in        Triggers Full Overnight
                       Fair Value of                             the Company's          Collateralization or
                     Derivatives in Net      Fixed Maturity    Financial Strength        Termination of the
                   Liability Position (1)      Securities            Rating             Derivative Position
                   ---------------------- -------------------- ------------------   ----------------------------
                                                          (In millions)
December 31, 2013          $          181       $          161      $          --             $                2
December 31, 2012          $          143       $          121      $           2             $               28

--------

(1)After taking into consideration the existence of netting agreements.

Embedded Derivatives

  The Company issues certain products or purchases certain investments that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives. These host contracts principally include: variable annuities with guaranteed minimum benefits, including GMWBs, GMABs and certain GMIBs; affiliated ceded reinsurance of guaranteed minimum benefits related to GMWBs, GMABs and certain GMIBs; affiliated assumed reinsurance of guaranteed minimum benefits related to GMWBs and certain GMIBs; funds withheld on ceded reinsurance; and certain debt and equity securities.

  The following table presents the estimated fair value and balance sheet location of the Company's embedded derivatives that have been separated from their host contracts at:

                                                                     December 31,
                                                                  -------------------
                                        Balance Sheet Location       2013      2012
                                       -------------------------- ---------- --------
                                                                     (In millions)
Net embedded derivatives within asset
  host contracts:
  Ceded guaranteed minimum benefits... Premiums, reinsurance and
                                       other receivables......... $      912 $  3,551
  Options embedded in debt or equity
   securities......................... Investments...............       (30)     (14)
                                                                  ---------- --------
   Net embedded derivatives within asset host contracts.......    $      882 $  3,537
                                                                  ========== ========
Net embedded derivatives within
  liability host contracts:
  Direct guaranteed minimum benefits.. PABs...................... $  (1,232) $    705
  Assumed guaranteed minimum benefits. PABs......................       (13)        4
  Funds withheld on ceded reinsurance. Other liabilities.........         34      552
                                                                  ---------- --------
   Net embedded derivatives within liability host contracts...    $  (1,211) $  1,261
                                                                  ========== ========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  The following table presents changes in estimated fair value related to embedded derivatives:

                                               Years Ended December 31,
                                         -------------------------------------
                                             2013         2012        2011
                                         ------------- ----------- -----------
                                                     (In millions)
  Net derivative gains (losses) (1) (2). $        (94) $     1,292 $       250

--------

(1)The valuation of direct and assumed guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses), in connection with this adjustment, were ($156) million, ($235) million and $354 million for the years ended December 31, 2013, 2012 and 2011, respectively. In addition, the valuation of ceded guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses) in connection with this adjustment, were $76 million, $124 million and ($476) million for the years ended
   December 31, 2013, 2012 and 2011, respectively.

(2)See Note 6 for discussion of affiliated net derivative gains (losses) included in the table above.

9. Fair Value

  When developing estimated fair values, the Company considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The Company determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

                 Level 1  Unadjusted quoted prices in active
                          markets for identical assets or
                          liabilities. The Company defines
                          active markets based on average
                          trading volume for equity securities.
                          The size of the bid/ask spread is
                          used as an indicator of market
                          activity for fixed maturity
                          securities.

                 Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

                 Level 3  Unobservable inputs that are
                          supported by little or no market
                          activity and are significant to the
                          determination of estimated fair value
                          of the assets or liabilities.
                          Unobservable inputs reflect the
                          reporting entity's own assumptions
                          about the assumptions that market
                          participants would use in pricing the
                          asset or liability.

  Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

  Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


Recurring Fair Value Measurements

  The assets and liabilities measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy, including those items for which the Company has elected the FVO, are presented below.

                                                                            December 31, 2013
                                                              ----------------------------------------------
                                                                   Fair Value Hierarchy
                                                              ------------------------------
                                                                                             Total Estimated
                                                              Level 1   Level 2    Level 3     Fair Value
                                                              -------- ---------- ---------- ---------------
                                                                              (In millions)
Assets
Fixed maturity securities:
  U.S. corporate............................................. $     -- $   15,454 $    1,248    $     16,702
  Foreign corporate..........................................       --      7,783        734           8,517
  U.S. Treasury and agency...................................    4,365      3,929         --           8,294
  RMBS.......................................................       --      4,266        422           4,688
  State and political subdivision............................       --      2,224         --           2,224
  ABS........................................................       --      1,682        419           2,101
  CMBS.......................................................       --      1,532         72           1,604
  Foreign government.........................................       --      1,122         --           1,122
                                                              -------- ---------- ----------    ------------
   Total fixed maturity securities...........................    4,365     37,992      2,895          45,252
                                                              -------- ---------- ----------    ------------
Equity securities:
  Non-redeemable preferred stock.............................       --        136         81             217
  Common stock...............................................       86         84         31             201
                                                              -------- ---------- ----------    ------------
   Total equity securities...................................       86        220        112             418
                                                              -------- ---------- ----------    ------------
Short-term investments (1)...................................      391      1,671         --           2,062
Mortgage loans held by CSEs -- FVO...........................       --      1,598         --           1,598
Other invested assets:
  FVO securities.............................................       --          9         --               9
  Derivative assets: (2)
   Interest rate.............................................       --      1,011         23           1,034
   Foreign currency exchange rate............................       --         77         --              77
   Credit....................................................       --         32          6              38
   Equity market.............................................       --        305          6             311
                                                              -------- ---------- ----------    ------------
     Total derivative assets.................................       --      1,425         35           1,460
                                                              -------- ---------- ----------    ------------
      Total other invested assets............................       --      1,434         35           1,469
Net embedded derivatives within asset host contracts (3).....       --         --        912             912
Separate account assets (4)..................................      259     97,368        153          97,780
                                                              -------- ---------- ----------    ------------
      Total assets........................................... $  5,101 $  140,283 $    4,107    $    149,491
                                                              ======== ========== ==========    ============
Liabilities
Derivative liabilities: (2)
  Interest rate.............................................. $      3 $      574 $       12    $        589
  Foreign currency exchange rate.............................       --         90         --              90
  Credit.....................................................       --          1         --               1
  Equity market..............................................        3         64         94             161
                                                              -------- ---------- ----------    ------------
   Total derivative liabilities..............................        6        729        106             841
                                                              -------- ---------- ----------    ------------
Net embedded derivatives within liability host contracts (3).       --         --    (1,211)         (1,211)
Long-term debt of CSEs.......................................       --      1,461         --           1,461
                                                              -------- ---------- ----------    ------------
      Total liabilities...................................... $      6 $    2,190 $  (1,105)    $      1,091
                                                              ======== ========== ==========    ============

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                                                           December 31, 2012
                                                              --------------------------------------------
                                                                  Fair Value Hierarchy
                                                              ----------------------------
                                                                                           Total Estimated
                                                              Level 1   Level 2   Level 3    Fair Value
                                                              -------- ---------- -------- ---------------
                                                                             (In millions)
Assets
Fixed maturity securities:
  U.S. corporate............................................. $     -- $   17,461 $  1,434     $    18,895
  Foreign corporate..........................................       --      8,577      868           9,445
  U.S. Treasury and agency...................................    5,082      3,782       --           8,864
  RMBS.......................................................       --      5,460      278           5,738
  State and political subdivision............................       --      2,304       25           2,329
  ABS........................................................       --      1,910      343           2,253
  CMBS.......................................................       --      2,231      125           2,356
  Foreign government.........................................       --      1,085        3           1,088
                                                              -------- ---------- --------     -----------
    Total fixed maturity securities..........................    5,082     42,810    3,076          50,968
                                                              -------- ---------- --------     -----------
Equity securities:
  Non-redeemable preferred stock.............................       --         47       93             140
  Common stock...............................................       70         81       26             177
                                                              -------- ---------- --------     -----------
    Total equity securities..................................       70        128      119             317
                                                              -------- ---------- --------     -----------
Short-term investments (1)...................................    1,233      1,285       13           2,531
Mortgage loans held by CSEs -- FVO...........................       --      2,666       --           2,666
Other invested assets:
  FVO securities.............................................       --          9       --               9
  Derivative assets: (2)
    Interest rate............................................       --      1,643      148           1,791
    Foreign currency exchange rate...........................       --         76       --              76
    Credit...................................................       --         13       10              23
    Equity market............................................       --        469       11             480
                                                              -------- ---------- --------     -----------
     Total derivative assets.................................       --      2,201      169           2,370
                                                              -------- ---------- --------     -----------
       Total other invested assets...........................       --      2,210      169           2,379
Net embedded derivatives within asset host contracts (3).....       --         --    3,551           3,551
Separate account assets (4)..................................      201     85,772      141          86,114
                                                              -------- ---------- --------     -----------
       Total assets.......................................... $  6,586 $  134,871 $  7,069     $   148,526
                                                              ======== ========== ========     ===========
Liabilities
Derivative liabilities: (2)
  Interest rate.............................................. $      7 $      767 $     29     $       803
  Foreign currency exchange rate.............................       --         67       --              67
  Credit.....................................................       --          3       --               3
  Equity market..............................................       27          8       62              97
                                                              -------- ---------- --------     -----------
    Total derivative liabilities.............................       34        845       91             970
                                                              -------- ---------- --------     -----------
Net embedded derivatives within liability host contracts (3).       --         --    1,261           1,261
Long-term debt of CSEs.......................................       --      2,559       --           2,559
                                                              -------- ---------- --------     -----------
       Total liabilities..................................... $     34 $    3,404 $  1,352     $     4,790
                                                              ======== ========== ========     ===========

--------

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


(1)Short-term investments as presented in the tables above differ from the amounts presented in the consolidated balance sheets because certain short-term investments are not measured at estimated fair value on a recurring basis.

(2)Derivative assets are presented within other invested assets in the consolidated balance sheets and derivative liabilities are presented within other liabilities in the consolidated balance sheets. The amounts are presented gross in the tables above to reflect the presentation in the consolidated balance sheets, but are presented net for purposes of the rollforward in the Fair Value Measurements Using Significant Unobservable Inputs (Level 3) tables.

(3)Net embedded derivatives within asset host contracts are presented primarily within premiums, reinsurance and other receivables in the consolidated balance sheets. Net embedded derivatives within liability host contracts are presented primarily within PABs and other liabilities in the consolidated balance sheets. At December 31, 2013 and 2012, equity securities also included embedded derivatives of ($30) million and ($14) million, respectively.

(4)Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

  The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

 Investments

  Valuation Controls and Procedures

    On behalf of the Company and MetLife, Inc.'s Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management, provides oversight of control systems and valuation policies for securities, mortgage loans and derivatives. On a quarterly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third party pricing providers and the controls and procedures to evaluate third party pricing. Periodically, the Chief Accounting Officer reports to MetLife Insurance Company of Connecticut's Audit Committee regarding compliance with fair value accounting standards.

    The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)

  fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as "consensus pricing," represent a reasonable estimate of fair value by considering such pricing relative to the Company's knowledge of the current market dynamics and current pricing for similar financial instruments. While independent non-binding broker quotations are utilized, they are not used for a significant portion of the portfolio. For example, fixed maturity securities priced using independent non-binding broker quotations represent less than 1% of the total estimated fair value of fixed maturity securities and 11% of the total estimated fair value of Level 3 fixed maturity securities.

    The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

  Securities, Short-term Investments and Long-term Debt of CSEs

    When available, the estimated fair value of these financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

    When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

    The estimated fair value of long-term debt of CSEs is determined on a basis consistent with the methodologies described herein for securities.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


  Level 2 Valuation Techniques and Key Inputs:

    This level includes securities priced principally by independent pricing services using observable inputs. Short-term investments within this level are of a similar nature and class to the Level 2 fixed maturity securities and equity securities.

   U.S. corporate and foreign corporate securities

     These securities are principally valued using the market and income approaches. Valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques that use standard market observable inputs such as benchmark yields, spreads off benchmark yields, new issuances, issuer rating, duration, and trades of identical or comparable securities. Privately-placed securities are valued using matrix pricing methodologies using standard market observable inputs, and inputs derived from, or corroborated by, market observable data including market yield curve, duration, call provisions, observable prices and spreads for similar publicly traded or privately traded issues that incorporate the credit quality and industry sector of the issuer, and in certain cases, delta spread adjustments to reflect specific credit-related issues.

   U.S. Treasury and agency securities

     These securities are principally valued using the market approach. Valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques using standard market observable inputs such as a benchmark U.S. Treasury yield curve, the spread off the U.S. Treasury yield curve for the identical security and comparable securities that are actively traded.

   Structured securities comprised of RMBS, ABS and CMBS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using standard market inputs, including spreads for actively traded securities, spreads off benchmark yields, expected prepayment speeds and volumes, current and forecasted loss severity, rating, weighted average coupon, weighted average maturity, average delinquency rates, geographic region, debt-service coverage ratios and issuance-specific information, including, but not limited to: collateral type, payment terms of the underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

   State and political subdivision and foreign government securities

     These securities are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques using standard market observable inputs including a benchmark U.S. Treasury yield or other yields, issuer ratings, broker-dealer quotes, issuer spreads and reported trades of similar securities, including those within the same sub-sector or with a similar maturity or credit rating.

   Common and non-redeemable preferred stock

     These securities are principally valued using the market approach. Valuations are based principally on observable inputs, including quoted prices in markets that are not considered active.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


  Level 3 Valuation Techniques and Key Inputs:

    In general, securities classified within Level 3 use many of the same valuation techniques and inputs as described previously for Level 2. However, if key inputs are unobservable, or if the investments are less liquid and there is very limited trading activity, the investments are generally classified as Level 3. The use of independent non-binding broker quotations to value investments generally indicates there is a lack of liquidity or a lack of transparency in the process to develop the valuation estimates, generally causing these investments to be classified in Level 3.

    Short-term investments within this level are of a similar nature and class to the Level 3 securities described below; accordingly, the valuation techniques and significant market standard observable inputs used in their valuation are also similar to those described below.

   U.S. corporate and foreign corporate securities

     These securities, including financial services industry hybrid securities classified within fixed maturity securities, are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques that utilize unobservable inputs or inputs that cannot be derived principally from, or corroborated by, observable market data, including illiquidity premium, delta spread adjustments to reflect specific credit-related issues, credit spreads; and inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain valuations are based on independent non-binding broker quotations.

   Structured securities comprised of RMBS, ABS and CMBS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques that utilize inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data, including credit spreads. Below investment grade securities and sub-prime RMBS included in this level are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain of these valuations are based on independent non-binding broker quotations.

   State and political subdivision and foreign government securities

     These securities are principally valued using the market approach. Valuations are based primarily on independent non-binding broker quotations and inputs, including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain valuations are based on matrix pricing that utilize inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data, including credit spreads.

   Common and non-redeemable preferred stock

     These securities, including privately-held securities and financial services industry hybrid securities classified within equity securities, are principally valued using the market and income approaches.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)

   Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using inputs such as comparable credit rating and issuance structure. Certain of these securities are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2 and independent non-binding broker quotations.

  Mortgage Loans Held by CSEs -- FVO

    The Company consolidates certain securitization entities that hold commercial mortgage loans.

  Level 2 Valuation Techniques and Key Inputs:

    These investments are principally valued using the market approach. The principal market for these investments is the securitization market. The Company uses the quoted securitization market price of the obligations of the CSEs to determine the estimated fair value of these commercial loan portfolios. These market prices are determined principally by independent pricing services using observable inputs.

  Separate Account Assets

    Separate account assets are carried at estimated fair value and reported as a summarized total on the consolidated balance sheets. The estimated fair value of separate account assets is based on the estimated fair value of the underlying assets. Separate account assets include: mutual funds, fixed maturity securities, equity securities, derivatives, other limited partnership interests, short-term investments and cash and cash equivalents.

  Level 2 Valuation Techniques and Key Inputs:

    These assets are comprised of investments that are similar in nature to the instruments described under "-- Securities, Short-term Investments and Long-term Debt of CSEs." Also included are certain mutual funds without readily determinable fair values, as prices are not published publicly. Valuation of the mutual funds is based upon quoted prices or reported NAV provided by the fund managers.

  Level 3 Valuation Techniques and Key Inputs:

    These assets are comprised of investments that are similar in nature to the instruments described under "-- Securities, Short-term Investments and Long-term Debt of CSEs." Also included are other limited partnership interests, which are valued giving consideration to the value of the underlying holdings of the partnerships and by applying a premium or discount, if appropriate, for factors such as liquidity, bid/ask spreads, the performance record of the fund manager or other relevant variables that may impact the exit value of the particular partnership interest.

 Derivatives

   The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives, or through the use of pricing models for OTC-bilateral and OTC-cleared derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)

 valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in "-- Investments."

   The significant inputs to the pricing models for most OTC-bilateral and OTC-cleared derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain OTC-bilateral and OTC-cleared derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant inputs that are unobservable generally include references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

   Most inputs for OTC-bilateral and OTC-cleared derivatives are mid-market inputs but, in certain cases, liquidity adjustments are made when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

   The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC-bilateral and OTC-cleared derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its OTC-bilateral and OTC-cleared derivatives using standard swap curves which may include a spread to the risk free rate, depending upon specific collateral arrangements. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with similar collateral arrangements. As the Company and its significant derivative counterparties generally execute trades at such pricing levels and hold sufficient collateral, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

  Freestanding Derivatives

  Level 2 Valuation Techniques and Key Inputs:

    This level includes all types of derivatives utilized by the Company with the exception of exchange-traded derivatives included within Level 1 and those derivatives with unobservable inputs as described in Level 3. These derivatives are principally valued using the income approach.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


   Interest rate

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve and basis curves.

     Option-based. Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, basis curves and interest rate volatility.

   Foreign currency exchange rate

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, basis curves, currency spot rates and cross currency basis curves.

   Credit

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, credit curves and recovery rates.

   Equity market

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, spot equity index levels and dividend yield curves.

     Option-based. Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, spot equity index levels, dividend yield curves and equity volatility.

  Level 3 Valuation Techniques and Key Inputs:

    These derivatives are principally valued using the income approach. Valuations of non-option-based derivatives utilize present value techniques, whereas valuations of option-based derivatives utilize option pricing models. These valuation methodologies generally use the same inputs as described in the corresponding sections above for Level 2 measurements of derivatives. However, these derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data.

   Interest rate

     Non-option-based. Significant unobservable inputs may include the extrapolation beyond observable limits of the swap yield curve and basis curves.

   Credit

     Non-option-based. Significant unobservable inputs may include credit spreads, repurchase rates and the extrapolation beyond observable limits of the swap yield curve and credit curves. Certain of these derivatives are valued based on independent non-binding broker quotations.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


   Equity market

     Non-option-based. Significant unobservable inputs may include the extrapolation beyond observable limits of dividend yield curves and equity volatility.

 Embedded Derivatives

   Embedded derivatives principally include certain direct, assumed and ceded variable annuity guarantees and embedded derivatives related to funds withheld on ceded reinsurance. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

   The Company issues certain variable annuity products with guaranteed minimum benefits. GMWBs, GMABs and GMIBs contain embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net derivative gains (losses). These embedded derivatives are classified within PABs in the consolidated balance sheets.

   The fair value of these embedded derivatives, estimated as the present value of projected future benefits minus the present value of projected future fees using actuarial and capital market assumptions including expectations concerning policyholder behavior, is calculated by the Company's actuarial department. The calculation is based on in-force business, and is performed using standard actuarial valuation software which projects future cash flows from the embedded derivative over multiple risk neutral stochastic scenarios using observable risk free rates.

   Capital market assumptions, such as risk free rates and implied volatilities, are based on market prices for publicly traded instruments to the extent that prices for such instruments are observable. Implied volatilities beyond the observable period are extrapolated based on observable implied volatilities and historical volatilities. Actuarial assumptions, including mortality, lapse, withdrawal and utilization, are unobservable and are reviewed at least annually based on actuarial studies of historical experience.

   The valuation of these guarantee liabilities includes nonperformance risk adjustments and adjustments for a risk margin related to non-capital market inputs. The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife's debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife.

   Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees. These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in nonperformance risk; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs, may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


   The Company assumed, from an affiliated insurance company, the risk associated with certain GMIBs. These embedded derivatives are included in other policy-related balances in the consolidated balance sheets with changes in estimated fair value reported in net derivative gains (losses). The value of the embedded derivatives on these assumed risks is determined using a methodology consistent with that described previously for the guarantees directly written by the Company.

   The Company ceded, to an affiliated reinsurance company, the risk associated with certain of the GMIBs, GMABs and GMWBs described above that are also accounted for as embedded derivatives. In addition to ceding risks associated with guarantees that are accounted for as embedded derivatives, the Company also cedes, to the same affiliated reinsurance company, certain directly written GMIBs that are accounted for as insurance (i.e., not as embedded derivatives), but where the reinsurance agreement contains an embedded derivative. These embedded derivatives are included within premiums, reinsurance and other receivables in the consolidated balance sheets with changes in estimated fair value reported in net derivative gains (losses). The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously for the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

   The estimated fair value of the embedded derivatives within funds withheld related to certain ceded reinsurance is determined based on the change in estimated fair value of the underlying assets held by the Company in a reference portfolio backing the funds withheld liability. The estimated fair value of the underlying assets is determined as previously described in "-- Investments -- Securities, Short-term Investments and Long-term Debt of CSEs." The estimated fair value of these embedded derivatives is included, along with their funds withheld hosts, in other liabilities in the consolidated balance sheets with changes in estimated fair value recorded in net derivative gains (losses). Changes in the credit spreads on the underlying assets, interest rates and market volatility may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

  Embedded Derivatives Within Asset and Liability Host Contracts

  Level 3 Valuation Techniques and Key Inputs:

   Direct and assumed guaranteed minimum benefits

     These embedded derivatives are principally valued using the income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, nonperformance risk and cost of capital for purposes of calculating the risk margin.

   Reinsurance ceded on certain guaranteed minimum benefits

     These embedded derivatives are principally valued using the income approach. The valuation techniques and significant market standard unobservable inputs used in their valuation are similar to those described above in "-- Direct and Assumed Guaranteed Minimum Benefits" and also include counterparty credit spreads.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


 Transfers between Levels

   Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

  Transfers between Levels 1 and 2:

    For assets and liabilities measured at estimated fair value and still held at December 31, 2013 and 2012, transfers between Levels 1 and 2 were not significant.

  Transfers into or out of Level 3:

    Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

    Transfers into Level 3 for fixed maturity securities were due primarily to a lack of trading activity, decreased liquidity and credit ratings downgrades (e.g., from investment grade to below investment grade) which have resulted in decreased transparency of valuations and an increased use of independent non-binding broker quotations and unobservable inputs, such as illiquidity premiums, delta spread adjustments or credit spreads.

    Transfers out of Level 3 for fixed maturity securities resulted primarily from increased transparency of both new issuances that, subsequent to issuance and establishment of trading activity, became priced by independent pricing services and existing issuances that, over time, the Company was able to obtain pricing from, or corroborate pricing received from, independent pricing services with observable inputs (such as observable spreads used in pricing securities) or increases in market activity and upgraded credit ratings.

  Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

  The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at:


                                                                                                December 31, 2013
                                                                                           ---------------------------
                                       Valuation                   Significant                                Weighted
                                      Techniques               Unobservable Inputs              Range        Average (1)
                                ------------------------    ---------------------------    ---------------   -----------
Fixed maturity securities: (3)
 U.S. corporate and                                          Delta spread                     (10) -     240      51
  foreign corporate............  Matrix pricing                adjustments (4)
                                                             Illiquidity premium (4)           30  -      30      30
                                                             Credit spreads (4)              (112) -     538     208
                                                             Offered quotes (5)                99  -     100     100
..                                Consensus pricing           Offered quotes (5)                33  -     103      87
                                -----------------------------------------------------------------------------------------
 RMBS..........................  Matrix pricing and          Credit spreads (4)               (96) -   2,406     295
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                 10  -     100      95
                                 Consensus pricing           Offered quotes (5)                78  -     100      95
                                -----------------------------------------------------------------------------------------
 CMBS..........................  Matrix pricing and          Credit spreads (4)               341  -   1,879     746
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                 97  -     104     101
                                 Consensus pricing           Offered quotes (5)               101  -     101     101
                                -----------------------------------------------------------------------------------------
 ABS...........................  Matrix pricing and          Credit spreads (4)                30  -     875     319
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                 --  -     104     101
                                 Consensus pricing           Offered quotes (5)                58  -     106      98
                                -----------------------------------------------------------------------------------------
Derivatives:
 Interest rate.................  Present value               Swap yield (7)                   248  -     450
                                   techniques
                                -----------------------------------------------------------------------------------------
 Credit........................  Present value               Credit spreads (8)                98  -     100
                                   techniques
                                 Consensus pricing           Offered quotes (9)
                                -----------------------------------------------------------------------------------------
 Equity market.................  Present value               Volatility (10)                  17%  -     28%
                                   techniques
                                -----------------------------------------------------------------------------------------
Embedded derivatives:
 Direct and ceded                Option pricing              Mortality rates:                  0%  -   0.10%
  guaranteed minimum               techniques                   Ages 0 - 40
  benefits.....................
                                                                Ages 41 - 60                0.04%  -   0.65%
                                                                Ages 61 - 115               0.26%  -    100%
                                                             Lapse rates:
                                                                Durations 1 - 10            0.50%  -    100%
                                                                Durations 11 - 20              3%  -    100%
                                                                Durations 21 - 116             3%  -    100%
                                                             Utilization rates                20%  -     50%
                                                             Withdrawal rates               0.07%  -     10%
                                                             Long-term equity              17.40%  -     25%
                                                               volatilities
                                                             Nonperformance                 0.03%  -   0.44%
                                                               risk spread
                                -----------------------------------------------------------------------------------------

                                                                                                December 31, 2012
                                                                                           ---------------------------
                                       Valuation                   Significant                                Weighted
                                      Techniques               Unobservable Inputs              Range        Average (1)
                                ------------------------    ---------------------------    ---------------   -----------
Fixed maturity securities: (3)
 U.S. corporate and                                          Delta spread                       9  -     500     105
  foreign corporate............  Matrix pricing                adjustments (4)
                                                             Illiquidity premium (4)           30  -      30      30
                                                             Credit spreads (4)              (157) -     876     282
                                                             Offered quotes (5)               100  -     100     100
..                                Consensus pricing           Offered quotes (5)                35  -     555      96
                                -----------------------------------------------------------------------------------------
 RMBS..........................  Matrix pricing and          Credit spreads (4)                40  -   2,367     436
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                100  -     100     100
                                 Consensus pricing           Offered quotes (5)
                                -----------------------------------------------------------------------------------------
 CMBS..........................  Matrix pricing and          Credit spreads (4)                10  -   9,164     413
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                100  -     104     102
                                 Consensus pricing           Offered quotes (5)
                                -----------------------------------------------------------------------------------------
 ABS...........................  Matrix pricing and          Credit spreads (4)                --  -     900     152
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                 97  -     102     100
                                 Consensus pricing           Offered quotes (5)                50  -     111     100
                                -----------------------------------------------------------------------------------------
Derivatives:
 Interest rate.................  Present value               Swap yield (7)                   221  -     353
                                   techniques
                                -----------------------------------------------------------------------------------------
 Credit........................  Present value               Credit spreads (8)               100  -     100
                                   techniques
                                 Consensus pricing           Offered quotes (9)
                                -----------------------------------------------------------------------------------------
 Equity market.................  Present value               Volatility (10)                  18%  -     26%
                                   techniques
                                -----------------------------------------------------------------------------------------
Embedded derivatives:
 Direct and ceded                Option pricing              Mortality rates:                  0%  -   0.10%
  guaranteed minimum               techniques                   Ages 0 - 40
  benefits.....................
                                                                Ages 41 - 60                0.05%  -   0.64%
                                                                Ages 61 - 115               0.32%  -    100%
                                                             Lapse rates:
                                                                Durations 1 - 10            0.50%  -    100%
                                                                Durations 11 - 20              3%  -    100%
                                                                Durations 21 - 116             3%  -    100%
                                                             Utilization rates                20%  -     50%
                                                             Withdrawal rates               0.07%  -     10%
                                                             Long-term equity              17.40%  -     25%
                                                               volatilities
                                                             Nonperformance                 0.10%  -   0.67%
                                                               risk spread
                                -----------------------------------------------------------------------------------------

                                                                                             Impact of
                                                                                            Increase in
                                                                                             Input on
                                       Valuation                   Significant               Estimated
                                      Techniques               Unobservable Inputs         Fair Value (2)
                                ------------------------    ---------------------------    --------------
Fixed maturity securities: (3)
 U.S. corporate and                                          Delta spread                    Decrease
  foreign corporate............  Matrix pricing                adjustments (4)
                                                             Illiquidity premium (4)         Decrease
                                                             Credit spreads (4)              Decrease
                                                             Offered quotes (5)              Increase
..                                Consensus pricing           Offered quotes (5)              Increase
                                --------------------------------------------------------------------------
 RMBS..........................  Matrix pricing and          Credit spreads (4)            Decrease (6)
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)             Increase (6)
                                 Consensus pricing           Offered quotes (5)            Increase (6)
                                --------------------------------------------------------------------------
 CMBS..........................  Matrix pricing and          Credit spreads (4)            Decrease (6)
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)             Increase (6)
                                 Consensus pricing           Offered quotes (5)            Increase (6)
                                --------------------------------------------------------------------------
 ABS...........................  Matrix pricing and          Credit spreads (4)            Decrease (6)
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)             Increase (6)
                                 Consensus pricing           Offered quotes (5)            Increase (6)
                                --------------------------------------------------------------------------
Derivatives:
 Interest rate.................  Present value               Swap yield (7)                Increase (11)
                                   techniques
                                --------------------------------------------------------------------------
 Credit........................  Present value               Credit spreads (8)            Decrease (8)
                                   techniques
                                 Consensus pricing           Offered quotes (9)
                                --------------------------------------------------------------------------
 Equity market.................  Present value               Volatility (10)               Increase (11)
                                   techniques
                                --------------------------------------------------------------------------
Embedded derivatives:
 Direct and ceded                Option pricing              Mortality rates:              Decrease (12)
  guaranteed minimum               techniques                   Ages 0 - 40
  benefits.....................
                                                                Ages 41 - 60               Decrease (12)
                                                                Ages 61 - 115              Decrease (12)
                                                             Lapse rates:
                                                                Durations 1 - 10           Decrease (13)
                                                                Durations 11 - 20          Decrease (13)
                                                                Durations 21 - 116         Decrease (13)
                                                             Utilization rates             Increase (14)
                                                             Withdrawal rates                      (15)
                                                             Long-term equity              Increase (16)
                                                               volatilities
                                                             Nonperformance                Decrease (17)
                                                               risk spread
                                --------------------------------------------------------------------------

--------

(1)The weighted average for fixed maturity securities is determined based on the estimated fair value of the securities.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


(2)The impact of a decrease in input would have the opposite impact on the estimated fair value. For embedded derivatives, changes to direct guaranteed minimum benefits are based on liability positions and changes to ceded guaranteed minimum benefits are based on asset positions.

(3)Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations.

(4)Range and weighted average are presented in basis points.

(5)Range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(6)Changes in the assumptions used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

(7)Ranges represent the rates across different yield curves and are presented in basis points. The swap yield curve is utilized among different types of derivatives to project cash flows, as well as to discount future cash flows to present value. Since this valuation methodology uses a range of inputs across a yield curve to value the derivative, presenting a range is more representative of the unobservable input used in the valuation.

(8)Represents the risk quoted in basis points of a credit default event on the underlying instrument. The range being provided is a single quoted spread in the valuation model. Credit derivatives with significant unobservable inputs are primarily comprised of written credit default swaps.

(9)At both December 31, 2013 and 2012, independent non-binding broker quotations were used in the determination of less than 1% of the total net derivative estimated fair value.

(10)Ranges represent the underlying equity volatility quoted in percentage points. Since this valuation methodology uses a range of inputs across multiple volatility surfaces to value the derivative, presenting a range is more representative of the unobservable input used in the valuation.

(11)Changes are based on long U.S. dollar net asset positions and will be inversely impacted for short U.S. dollar net asset positions.

(12)Mortality rates vary by age and by demographic characteristics such as gender. Mortality rate assumptions are based on company experience. A mortality improvement assumption is also applied. For any given contract, mortality rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(13)Base lapse rates are adjusted at the contract level based on a comparison of the actuarially calculated guaranteed values and the current policyholder account value, as well as other factors, such as the applicability of any surrender charges. A dynamic lapse function reduces the base lapse rate when the guaranteed amount is greater than the account value as in the money contracts are less likely to lapse. Lapse rates are also generally assumed to be lower in periods when a surrender charge applies. For any given contract, lapse rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(14)The utilization rate assumption estimates the percentage of contract holders with a GMIB or lifetime withdrawal benefit who will elect to utilize the benefit upon becoming eligible. The rates may vary by the type of guarantee, the amount by which the guaranteed amount is greater than the account value, the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)

   contract's withdrawal history and by the age of the policyholder. For any given contract, utilization rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(15)The withdrawal rate represents the percentage of account balance that any given policyholder will elect to withdraw from the contract each year. The withdrawal rate assumption varies by age and duration of the contract, and also by other factors such as benefit type. For any given contract, withdrawal rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative. For GMWBs, any increase (decrease) in withdrawal rates results in an increase (decrease) in the estimated fair value of the guarantees. For GMABs and GMIBs, any increase (decrease) in withdrawal rates results in a decrease (increase) in the estimated fair value.

(16)Long-term equity volatilities represent equity volatility beyond the period for which observable equity volatilities are available. For any given contract, long-term equity volatility rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(17)Nonperformance risk spread varies by duration and by currency. For any given contract, multiple nonperformance risk spreads will apply, depending on the duration of the cash flow being discounted for purposes of valuing the embedded derivative.

  The following is a summary of the valuation techniques and significant unobservable inputs used in the fair value measurement of assets and liabilities classified within Level 3 that are not included in the preceding table. Generally, all other classes of securities classified within Level 3, including those within separate account assets and embedded derivatives within funds withheld related to certain ceded reinsurance, use the same valuation techniques and significant unobservable inputs as previously described for Level 3 securities. This includes matrix pricing and discounted cash flow methodologies, inputs such as quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, as well as independent non-binding broker quotations. The sensitivity of the estimated fair value to changes in the significant unobservable inputs for these other assets and liabilities is similar in nature to that described in the preceding table. The valuation techniques and significant unobservable inputs used in the fair value measurement for the more significant assets measured at estimated fair value on a nonrecurring basis and determined using significant unobservable inputs (Level 3) are summarized in "-- Nonrecurring Fair Value Measurements."

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


  The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

                                               Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                          ---------------------------------------------------------------------------------
                                                                     Fixed Maturity Securities:
                                          ---------------------------------------------------------------------------------
                                                                                      State and
                                            U.S.     Foreign  U.S. Treasury           Political                  Foreign
                                          Corporate Corporate  and Agency     RMBS   Subdivision  ABS    CMBS   Government
                                          --------- --------- ------------- -------- ----------- ------ ------- -----------
                                                                            (In millions)
Year Ended December 31, 2013:
Balance at January 1,.................... $  1,434  $    868    $        -- $    278  $      25  $  343 $   125 $         3
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2)
   Net investment income.................        7        --             --        1         --       1       1          --
   Net investment gains (losses).........       --       (7)             --      (1)         --       2      --          --
   Net derivative gains (losses).........       --        --             --       --         --      --      --          --
  OCI....................................     (39)       (5)             --       13         --     (5)       3          --
Purchases (3)............................      150        53             --      170         --     184      37          --
Sales (3)................................    (243)     (129)             --     (49)        (2)    (53)    (71)         (3)
Issuances (3)............................       --        --             --       --         --      --      --          --
Settlements (3)..........................       --        --             --       --         --      --      --          --
Transfers into Level 3 (4)...............      218        30             --       14         --      --      --          --
Transfers out of Level 3 (4).............    (279)      (76)             --      (4)       (23)    (53)    (23)          --
                                          --------  --------    ----------- --------  ---------  ------ ------- -----------
Balance at December 31,.................. $  1,248  $    734    $        -- $    422  $      --  $  419 $    72 $        --
                                          ========  ========    =========== ========  =========  ====== ======= ===========
Changes in unrealized gains (losses)
 included in net income (loss): (5)
  Net investment income.................. $      7  $     --    $        -- $      1  $      --  $   -- $    -- $        --
  Net investment gains (losses).......... $     --  $    (3)    $        -- $     --  $      --  $   -- $    -- $        --
  Net derivative gains (losses).......... $     --  $     --    $        -- $     --  $      --  $   -- $    -- $        --

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                               Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                          ----------------------------------------------------------------------------------
                                          Equity Securities:               Net Derivatives: (6)
                                          -------------------             -----------------------
                                             Non-
                                          redeemable                                                    Net        Separate
                                          Preferred   Common  Short-term  Interest        Equity     Embedded      Account
                                            Stock     Stock   Investments   Rate   Credit Market  Derivatives (7) Assets (8)
                                          ---------- -------- ----------- -------- ------ ------- --------------- ----------
                                                                            (In millions)
Year Ended December 31, 2013:
Balance at January 1,.................... $       93 $     26 $       13  $   119  $   10 $  (51)   $       2,290  $    141
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2)
   Net investment income.................         --       --         --       --      --      --              --        --
   Net investment gains (losses).........         --        8         --       --      --      --              --         6
   Net derivative gains (losses).........         --       --         --     (16)     (4)    (40)             108        --
  OCI....................................         12        7         --     (58)      --      --              --        --
Purchases (3)............................          3        2         --       --      --      --              --         9
Sales (3)................................       (27)     (12)       (13)       --      --      --              --       (6)
Issuances (3)............................         --       --         --       --      --      --              --        --
Settlements (3)..........................         --       --         --     (19)      --       3            (59)        --
Transfers into Level 3 (4)...............         --       --         --       --      --      --              --         3
Transfers out of Level 3 (4).............         --       --         --     (15)      --      --              --        --
                                          ---------- -------- ----------  -------  ------ -------   -------------  --------
Balance at December 31,.................. $       81 $     31 $       --  $    11  $    6 $  (88)   $       2,123  $    153
                                          ========== ======== ==========  =======  ====== =======   =============  ========
Changes in unrealized gains (losses)
 included in net income (loss): (5)
  Net investment income.................. $       -- $     -- $       --  $    --  $   -- $    --   $          --  $     --
  Net investment gains (losses).......... $      (3) $    (2) $       --  $    --  $   -- $    --   $          --  $     --
  Net derivative gains (losses).......... $       -- $     -- $       --  $   (8)  $  (4) $  (36)   $        (83)  $     --

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                              Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                          -------------------------------------------------------------------------------
                                                                    Fixed Maturity Securities:
                                          -------------------------------------------------------------------------------
                                                                 U.S.               State and
                                            U.S.     Foreign   Treasury             Political                  Foreign
                                          Corporate Corporate and Agency    RMBS   Subdivision  ABS    CMBS   Government
                                          --------- --------- ----------- -------- ----------- ------ ------- -----------
                                                                           (In millions)
Year Ended December 31, 2012:
Balance at January 1,.................... $  1,432  $    580  $        -- $    239  $      23  $  220 $   147 $         2
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2)
   Net investment income.................        7        --           --       --         --      --      --          --
   Net investment gains (losses).........       --      (24)           --      (4)         --      --     (1)          --
   Net derivative gains (losses).........       --        --           --       --         --      --      --          --
  OCI....................................       66        44           --       39          2       8       6           1
Purchases (3)............................      227       269           --       61         --     148      22          --
Sales (3)................................    (183)      (56)           --     (63)         --    (15)    (71)          --
Issuances (3)............................       --        --           --       --         --      --      --          --
Settlements (3)..........................       --        --           --       --         --      --      --          --
Transfers into Level 3 (4)...............       76        68           --        6         --      --      39          --
Transfers out of Level 3 (4).............    (191)      (13)           --       --         --    (18)    (17)          --
                                          --------  --------  ----------- --------  ---------  ------ ------- -----------
Balance at December 31,.................. $  1,434  $    868  $        -- $    278  $      25  $  343 $   125 $         3
                                          ========  ========  =========== ========  =========  ====== ======= ===========
Changes in unrealized gains (losses)
 included in net income (loss): (5)
  Net investment income.................. $      7  $      1  $        -- $     --  $      --  $   -- $    -- $        --
  Net investment gains (losses).......... $     --  $   (16)  $        -- $    (2)  $      --  $   -- $    -- $        --
  Net derivative gains (losses).......... $     --  $     --  $        -- $     --  $      --  $   -- $    -- $        --

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                          Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                    -----------------------------------------------------------------------------------
                                    Equity Securities:                Net Derivatives: (6)
                                    -------------------             ------------------------
                                       Non-
                                    redeemable                                                                Separate
                                    Preferred   Common  Short-term  Interest         Equity   Net Embedded    Account
                                      Stock     Stock   Investments   Rate   Credit  Market  Derivatives (7) Assets (8)
                                    ---------- -------- ----------- -------- ------ -------- --------------- ----------
                                                                       (In millions)
Year Ended December 31, 2012:
Balance at January 1,.............. $       76 $     21  $       10  $  174  $ (1)  $     43   $       1,009   $    130
Total realized/unrealized gains
 (losses) included in:
 Net income (loss): (1), (2)
   Net investment income...........         --       --          --      --     --        --              --         --
   Net investment gains (losses)...         --      (2)          --      --     --        --              --         16
   Net derivative gains (losses)...         --       --          --       1     10      (91)           1,296         --
 OCI...............................         20        9          --       1     --        --              --         --
Purchases (3)......................         --       --          13      --     --        --              --          1
Sales (3)..........................        (3)      (2)        (10)      --     --        --              --        (5)
Issuances (3)......................         --       --          --    (10)     --        --              --         --
Settlements (3)....................         --       --          --    (47)     --       (3)            (15)         --
Transfers into Level 3 (4).........         --       --          --      --     --        --              --          1
Transfers out of Level 3 (4).......         --       --          --      --      1        --              --        (2)
                                    ---------- --------  ----------  ------  -----  --------   -------------   --------
Balance at December 31,............ $       93 $     26  $       13  $  119  $  10  $   (51)   $       2,290   $    141
                                    ========== ========  ==========  ======  =====  ========   =============   ========
Changes in unrealized gains
 (losses) included in net income
 (loss): (5)
 Net investment income............. $       -- $     --  $       --  $   --  $  --  $     --   $          --   $     --
 Net investment gains (losses)..... $       -- $    (4)  $       --  $   --  $  --  $     --   $          --   $     --
 Net derivative gains (losses)..... $       -- $     --  $       --  $    3  $  11  $   (88)   $       1,305   $     --

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                              Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                          --------------------------------------------------------------------------------
                                                                     Fixed Maturity Securities:
                                          --------------------------------------------------------------------------------
                                                                                      State and
                                            U.S.     Foreign  U.S. Treasury           Political                 Foreign
                                          Corporate Corporate  and Agency     RMBS   Subdivision  ABS    CMBS  Government
                                          --------- --------- ------------- -------- ----------- ------ ------ -----------
                                                                           (In millions)
Year Ended December 31, 2011:
Balance at January 1,....................  $  1,510  $    880   $        34 $    282    $     32 $  321 $  130 $        14
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2)
   Net investment income.................         6         1            --        1          --     --     --          --
   Net investment gains (losses).........        32      (20)            --      (5)          --    (6)     --          --
   Net derivative gains (losses).........        --        --            --       --          --     --     --          --
  OCI....................................        80        22            --      (9)         (8)      8     19          --
Purchases (3)............................        76       282            --       16          --    166     17          --
Sales (3)................................     (175)     (515)            --     (34)         (1)   (46)   (19)        (12)
Issuances (3)............................        --        --            --       --          --     --     --          --
Settlements (3)..........................        --        --            --       --          --     --     --          --
Transfers into Level 3 (4)...............        40         3            --        1          --     --     --          --
Transfers out of Level 3 (4).............     (137)      (73)          (34)     (13)          --  (223)     --          --
                                           --------  --------   ----------- --------    -------- ------ ------ -----------
Balance at December 31,..................  $  1,432  $    580   $        -- $    239    $     23 $  220 $  147 $         2
                                           ========  ========   =========== ========    ======== ====== ====== ===========
Changes in unrealized gains (losses)
 included in net income (loss): (5)
  Net investment income..................  $      6  $      1   $        -- $      1    $     -- $   -- $   -- $        --
  Net investment gains (losses)..........  $     --  $    (9)   $        -- $    (5)    $     -- $  (2) $   -- $        --
  Net derivative gains (losses)..........  $     --  $     --   $        -- $     --    $     -- $   -- $   -- $        --

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                               Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                          ---------------------------------------------------------------------------------
                                          Equity Securities:              Net Derivatives: (6)
                                          ------------------             -----------------------
                                             Non-
                                          redeemable                                                              Separate
                                          Preferred  Common  Short-term  Interest         Equity  Net Embedded    Account
                                            Stock    Stock   Investments   Rate   Credit  Market Derivatives (7) Assets (8)
                                          ---------- ------- ----------- -------- ------- ------ --------------- ----------
                                                                      (In millions)
Year Ended December 31, 2011:
Balance at January 1,....................  $     214 $    22  $      173  $ (61)  $    11 $  12     $        677   $    133
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2)
   Net investment income.................         --      --          --      --       --    --               --         --
   Net investment gains (losses).........       (24)       2         (1)      --       --    --               --        (7)
   Net derivative gains (losses).........         --      --          --      50     (10)    32              254         --
  OCI....................................          1     (6)          --     199       --    --               --         --
Purchases (3)............................         --       9          10      --       --     3               --          5
Sales (3)................................      (115)     (6)       (172)      --       --    --               --        (1)
Issuances (3)............................         --      --          --      --      (1)   (4)               --         --
Settlements (3)..........................         --      --          --    (13)      (1)    --               78         --
Transfers into Level 3 (4)...............         --      --          --     (1)       --    --               --         --
Transfers out of Level 3 (4).............         --      --          --      --       --    --               --         --
                                           --------- -------  ----------  ------  ------- -----     ------------   --------
Balance at December 31,..................  $      76 $    21  $       10  $  174  $   (1) $  43     $      1,009   $    130
                                           ========= =======  ==========  ======  ======= =====     ============   ========
Changes in unrealized gains (losses)
 included in net income (loss): (5)
  Net investment income..................  $      -- $    --  $       --  $   --  $    -- $  --     $         --   $     --
  Net investment gains (losses)..........  $     (3) $    --  $       --  $   --  $    -- $  --     $         --   $     --
  Net derivative gains (losses)..........  $      -- $    --  $       --  $   39  $  (10) $  33     $        256   $     --

--------

(1)Amortization of premium/accretion of discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses). Lapses associated with net embedded derivatives are included in net derivative gains (losses).

(2)Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

(3)Items purchased/issued and then sold/settled in the same period are excluded from the rollforward. Fees attributed to embedded derivatives are included in settlements.

(4)Gains and losses, in net income (loss) and OCI, are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(5)Changes in unrealized gains (losses) included in net income (loss) relate to assets and liabilities still held at the end of the respective periods.

(6)Freestanding derivative assets and liabilities are presented net for purposes of the rollforward.

(7)Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

(8)Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders within separate account liabilities. Therefore, such changes in estimated fair value are not recorded in net income. For the purpose of this disclosure, these changes are presented within net investment gains (losses).

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


 Fair Value Option

   The following table presents information for certain assets and liabilities of CSEs, which are accounted for under the FVO. These assets and liabilities were initially measured at fair value.

                                                                             December 31,
                                                                           -----------------
                                                                              2013     2012
                                                                           -------- --------
                                                                             (In millions)
Assets: (1)
Unpaid principal balance.................................................. $  1,528 $  2,539
Difference between estimated fair value and unpaid principal balance......       70      127
                                                                           -------- --------
 Carrying value at estimated fair value................................... $  1,598 $  2,666
                                                                           ======== ========
Liabilities: (1)
Contractual principal balance............................................. $  1,436 $  2,444
Difference between estimated fair value and contractual principal balance.       25      115
                                                                           -------- --------
 Carrying value at estimated fair value................................... $  1,461 $  2,559
                                                                           ======== ========

--------

(1)These assets and liabilities are comprised of commercial mortgage loans and long-term debt. Changes in estimated fair value on these assets and liabilities and gains or losses on sales of these assets are recognized in net investment gains (losses). Interest income on commercial mortgage loans held by CSEs -- FVO is recognized in net investment income. Interest expense from long-term debt of CSEs -- FVO is recognized in other expenses.

Nonrecurring Fair Value Measurements

  The following table presents information for assets measured at estimated fair value on a nonrecurring basis during the periods and still held at the reporting dates; that is, they are not measured at fair value on a recurring basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). The estimated fair values for these assets were determined using significant unobservable inputs (Level
3).

                                            At December 31,                Years Ended December 31,
                                         -------------------------------- --------------------------
                                          2013       2012       2011        2013     2012     2011
                                           ------     ------    -------   -------- --------- -------
                                         Carrying Value After Measurement       Gains (Losses)
                                         -------------------------------- --------------------------
                                                          (In millions)
Mortgage loans, net (1)................. $   36     $   65     $     8    $    (4) $       4 $     8
Other limited partnership interests (2). $    5     $    6     $     5    $    (6) $     (3) $   (2)
Real estate joint ventures (3).......... $    1     $    2     $    --    $    (1) $     (3) $    --
Goodwill (4)............................ $   --     $   --     $    --    $   (66) $   (394) $    --

--------

(1)Estimated fair values for impaired mortgage loans are based on independent broker quotations or valuation models using unobservable inputs or, if the loans are in foreclosure or are otherwise determined to be collateral dependent, are based on the estimated fair value of the underlying collateral or the present value of the expected future cash flows.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


(2)For these cost method investments, estimated fair value is determined from information provided in the financial statements of the underlying entities including NAV data. These investments include private equity and debt funds that typically invest primarily in various strategies including domestic and international leveraged buyout funds; power, energy, timber and infrastructure development funds; venture capital funds; and below investment grade debt and mezzanine debt funds. Distributions will be generated from investment gains, from operating income from the underlying investments of the funds and from liquidation of the underlying assets of the funds. It is estimated that the underlying assets of the funds will be liquidated over the next two to 10 years. Unfunded commitments for these investments at both December 31, 2013 and 2012 were not significant.

(3)For these cost method investments, estimated fair value is determined from information provided in the financial statements of the underlying entities including NAV data. These investments include several real estate funds that typically invest primarily in commercial real estate. Distributions will be generated from investment gains, from operating income from the underlying investments of the funds and from liquidation of the underlying assets of the funds. It is estimated that the underlying assets of the funds will be liquidated over the next one to 10 years. Unfunded commitments for these investments at both December 31, 2013 and 2012 were not significant.

(4)As discussed in Note 10, in 2013, the Company recorded an impairment of goodwill associated with the Retail Life & Other reporting unit. In addition, in 2012, the Company recorded an impairment of goodwill associated with the Retail Annuities reporting unit. These impairments have been categorized as Level 3 due to the significant unobservable inputs used in the determination of the estimated fair value.

Fair Value of Financial Instruments Carried at Other Than Fair Value

  The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income, payables for collateral under securities loaned and other transactions and those short-term investments that are not securities, such as time deposits, and therefore are not included in the three level hierarchy table disclosed in the "-- Recurring Fair Value Measurements" section. The estimated fair value of the excluded financial instruments, which are primarily classified in Level 2 and, to a lesser extent, in Level 1, approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. All remaining balance sheet amounts excluded from the table below are not considered financial instruments subject to this disclosure.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


  The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

                                                           December 31, 2013
                                     --------------------------------------------------------------
                                                       Fair Value Hierarchy
                                               ------------------------------------
                                     Carrying                                       Total Estimated
                                      Value        Level 1     Level 2     Level 3    Fair Value
                                     --------- ----------- ----------- ------------ ---------------
                                                             (In millions)
Assets
Mortgage loans...................... $   6,120 $        -- $        -- $      6,427  $      6,427
Policy loans........................ $   1,219 $        -- $       872 $        407  $      1,279
Real estate joint ventures.......... $      55 $        -- $        -- $         98  $         98
Other limited partnership interests. $      78 $        -- $        -- $         89  $         89
Other invested assets............... $     931 $        -- $       995 $         --  $        995
Premiums, reinsurance and other
 receivables........................ $   5,928 $        -- $        24 $      6,282  $      6,306
Liabilities
PABs................................ $  20,875 $        -- $        -- $     21,987  $     21,987
Long-term debt...................... $     790 $        -- $     1,009 $         --  $      1,009
Other liabilities................... $     258 $        -- $        96 $        162  $        258
Separate account liabilities........ $   1,448 $        -- $     1,448 $         --  $      1,448

                                                           December 31, 2012
                                     --------------------------------------------------------------
                                                       Fair Value Hierarchy
                                               ------------------------------------
                                     Carrying                                       Total Estimated
                                      Value        Level 1     Level 2     Level 3    Fair Value
                                     --------- ----------- ----------- ------------ ---------------
                                                             (In millions)
Assets
Mortgage loans...................... $   6,491 $        -- $        -- $      7,009  $      7,009
Policy loans........................ $   1,216 $        -- $       861 $        450  $      1,311
Real estate joint ventures.......... $      59 $        -- $        -- $        101  $        101
Other limited partnership interests. $      94 $        -- $        -- $        103  $        103
Other invested assets............... $     432 $        -- $       548 $         --  $        548
Premiums, reinsurance and other
 receivables........................ $   6,015 $        -- $        86 $      6,914  $      7,000
Liabilities
PABs................................ $  22,613 $        -- $        -- $     24,520  $     24,520
Long-term debt...................... $     791 $        -- $     1,076 $         --  $      1,076
Other liabilities................... $     237 $        -- $        81 $        156  $        237
Separate account liabilities........ $   1,296 $        -- $     1,296 $         --  $      1,296

  The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

 Mortgage Loans

   For mortgage loans, estimated fair value is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk, or is determined from pricing for similar loans.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


 Policy Loans

   Policy loans with fixed interest rates are classified within Level 3. The estimated fair values for these loans are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed by applying a weighted-average interest rate to the outstanding principal balance of the respective group of policy loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. Policy loans with variable interest rates are classified within Level 2 and the estimated fair value approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

 Real Estate Joint Ventures and Other Limited Partnership Interests

   The estimated fair values of these cost method investments are generally based on the Company's share of the NAV as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

 Other Invested Assets

  These other invested assets are principally comprised of loans to affiliates. The estimated fair value of loans to affiliates is determined by discounting the expected future cash flows using market interest rates currently available for instruments with similar terms and remaining maturities.

 Premiums, Reinsurance and Other Receivables

  Premiums, reinsurance and other receivables are principally comprised of certain amounts recoverable under reinsurance agreements, amounts on deposit with financial institutions to facilitate daily settlements related to certain derivatives and amounts receivable for securities sold but not yet settled.

   Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been classified as Level 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

   The amounts on deposit for derivative settlements, classified within Level 2, essentially represent the equivalent of demand deposit balances and amounts due for securities sold are generally received over short periods such that the estimated fair value approximates carrying value.

 PABs

   These PABs include investment contracts. Embedded derivatives on investment contracts and certain variable annuity guarantees accounted for as embedded derivatives are excluded from this caption in the preceding tables as they are separately presented in "-- Recurring Fair Value Measurements."

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


   The investment contracts primarily include certain funding agreements, fixed deferred annuities, modified guaranteed annuities, fixed term payout annuities and total control accounts. The valuation of these investment contracts is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using current market risk-free interest rates adding a spread to reflect the nonperformance risk in the liability.

 Long-term Debt

   The estimated fair value of long-term debt is principally determined using market standard valuation methodologies. Valuations are based primarily on quoted prices in markets that are not active or using matrix pricing that use standard market observable inputs such as quoted prices in markets that are not active and observable yields and spreads in the market. Instruments valued using discounted cash flow methodologies use standard market observable inputs including market yield curve, duration, observable prices and spreads for similar publicly traded or privately traded issues.

 Other Liabilities

   Other liabilities consist primarily of interest payable, amounts due for securities purchased but not yet settled and funds withheld amounts payable, which are contractually withheld by the Company in accordance with the terms of the reinsurance agreements. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which are not materially different from the carrying values.

 Separate Account Liabilities

   Separate account liabilities represent those balances due to policyholders under contracts that are classified as investment contracts.

   Separate account liabilities classified as investment contracts primarily represent variable annuities with no significant mortality risk to the Company such that the death benefit is equal to the account balance and certain contracts that provide for benefit funding.

   Since separate account liabilities are fully funded by cash flows from the separate account assets which are recognized at estimated fair value as described in the section "-- Recurring Fair Value Measurements," the value of those assets approximates the estimated fair value of the related separate account liabilities. The valuation techniques and inputs for separate account liabilities are similar to those described for separate account assets.

10. Goodwill

  Goodwill is the excess of cost over the estimated fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Step 1 of the goodwill impairment process requires a comparison of the fair value of a reporting unit to its carrying value.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

10. Goodwill (continued)

In performing the Company's goodwill impairment tests, the estimated fair values of the reporting units are first determined using a market multiple valuation approach. When further corroboration is required, the Company uses a discounted cash flow valuation approach. For reporting units which are particularly sensitive to market assumptions, the Company may use additional valuation methodologies to estimate the reporting units' fair values.

  The market multiple valuation approach utilizes market multiples of companies with similar businesses and the projected operating earnings of the reporting unit. The discounted cash flow valuation approach requires judgments about revenues, operating earnings projections, capital market assumptions and discount rates. The key inputs, judgments and assumptions necessary in determining estimated fair value of the reporting units include projected operating earnings, current book value, the level of economic capital required to support the mix of business, long-term growth rates, comparative market multiples, the account value of in-force business, projections of new and renewal business, as well as margins on such business, the level of interest rates, credit spreads, equity market levels, and the discount rate that the Company believes is appropriate for the respective reporting unit.

  The valuation methodologies utilized are subject to key judgments and assumptions that are sensitive to change. Estimates of fair value are inherently uncertain and represent only management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of the Company's reporting units could result in goodwill impairments in future periods which could materially adversely affect the Company's results of operations or financial position.

  During the 2013 annual goodwill impairment tests, the market multiple and discounted cash flow valuation techniques indicated that the fair value of the Retail Life & Other reporting unit was below its carrying value. Due to these results, an actuarial appraisal, which estimates the net worth of the reporting unit, the value of existing business and the value of new business, was also performed. This appraisal also resulted in a fair value of the Retail Life & Other reporting unit that was less than the carrying value, indicating a potential for goodwill impairment. An increase in required reserves on universal life products with secondary guarantees, together with modifications to financial reinsurance treaty terms, was reflected in the fair value estimate. In addition, decreased future sales assumptions reflected in the valuation were driven by the discontinuance of certain sales of universal life products with secondary guarantees by the Company. Accordingly, the Company performed Step 2 of the goodwill impairment process, which compares the implied fair value of goodwill with the carrying value of that goodwill in the reporting unit to calculate the amount of goodwill impairment. The Company determined that all of the recorded goodwill associated with the Retail Life & Other reporting unit was not recoverable and recorded a non-cash charge of $66 million ($57 million, net of income tax) for the impairment of the entire goodwill balance in the consolidated statements of operations for the year ended December 31, 2013. The full amount was impaired at MetLife Insurance Company of Connecticut.

  In addition, the Company performed its annual goodwill impairment test of its Corporate Benefit Funding reporting unit using a market multiple valuation approach and concluded that the fair value of such reporting unit was in excess of its carrying value and, therefore, goodwill was not impaired.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

10. Goodwill (continued)


  Information regarding goodwill by segment, as well as Corporate & Other, was as follows:

                                            Corporate
                                             Benefit   Corporate
                                    Retail   Funding  & Other (1)  Total
                                   -------- --------- ----------- --------
                                                (In millions)
     Balance at January 1, 2012
     Goodwill..................... $    241  $  307    $    405   $    953
     Accumulated impairment.......       --      --          --         --
                                   --------  ------    --------   --------
      Total goodwill, net......... $    241  $  307    $    405   $    953

     Impairments (2)..............    (218)      --       (176)      (394)

     Balance at December 31, 2012
     Goodwill..................... $    241  $  307    $    405   $    953
     Accumulated impairment.......    (218)      --       (176)      (394)
                                   --------  ------    --------   --------
      Total goodwill, net......... $     23  $  307    $    229   $    559
     Impairments                       (23)      --        (43)       (66)
     Balance at December 31, 2013.
     Goodwill..................... $    241  $  307    $    405   $    953
     Accumulated impairment.......    (241)      --       (219)      (460)
                                   --------  ------    --------   --------
      Total goodwill, net......... $     --  $  307    $    186   $    493
                                   ========  ======    ========   ========

--------

(1)For purposes of goodwill impairment testing, the $229 million of net goodwill in Corporate & Other at December 31, 2012, which resulted from goodwill acquired as part of the 2005 Travelers acquisition, was allocated to business units of the Retail and Corporate Benefit Funding segments in the amounts of $43 million and $186 million, respectively. As reflected in the table, the $43 million related to the Retail segment was impaired for the year ended December 31, 2013.

(2)In connection with its annual goodwill impairment testing, the Company determined that all of the recorded goodwill associated with the Retail Annuities reporting unit was not recoverable and recorded a non-cash charge of $394 million ($147 million, net of income tax) for the impairment of the entire goodwill balance in the consolidated statements of operations for the year ended December 31, 2012. Of this amount, $327 million ($80 million, net of income tax) was impaired at MetLife Insurance Company of Connecticut.

11. Debt

  Long-term debt outstanding was as follows:

                                                            December 31,
                                        Interest          -----------------
                                          Rate   Maturity   2013     2012
                                        -------- -------- -------- --------
                                                            (In millions)
    Surplus notes -- affiliated........   8.60%      2038 $    750 $    750
    Long-term debt -- unaffiliated (1).   7.03%      2030       40       41
                                                          -------- --------
     Total long-term debt (2)..........                   $    790 $    791
                                                          ======== ========

--------

(1)Principal and interest is paid quarterly.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

11. Debt (continued)


(2)Excludes $1.5 billion and $2.6 billion of long-term debt relating to CSEs at December 31, 2013 and 2012, respectively. See Note 7.

  The aggregate maturities of long-term debt at December 31, 2013 are $1 million in each of 2014, 2015, 2016, and 2017, $2 million in 2018 and $784 million thereafter.

  Interest expense related to the Company's indebtedness included in other expenses was $68 million, $68 million and $67 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  Payments of interest and principal on the surplus notes, which are subordinate to all other obligations at the operating company level, may be made only with the prior approval of the insurance department of the state of domicile.

12. Equity

Return of Capital

  During the year ended December 31, 2011, Sino-US MetLife Insurance Company Limited ("Sino"), an insurance underwriting joint venture of the Company accounted for under the equity method, merged with United MetLife Insurance Company Limited ("United"), another insurance underwriting joint venture of an affiliate of the Company. MetLife Insurance Company of Connecticut's ownership interest in the merged entity, Sino-US United MetLife Insurance Company Limited ("Sino-United") was determined based on its contributed capital and share of undistributed earnings of Sino compared to the contributed capital and undistributed earnings of all other investees of Sino and United. Since both of the joint ventures were under common ownership both prior to and subsequent to the merger, MetLife Insurance Company of Connecticut's investment in Sino-United is based on the carrying value of its investment in Sino. Pursuant to the merger, MetLife Insurance Company of Connecticut entered into an agreement to pay the affiliate an amount based on the relative fair values of their respective investments in Sino-United. Accordingly, upon completion of the estimation of fair value, $47 million, representing a return of capital, was paid during the year ended December 31, 2011. MetLife Insurance Company of Connecticut's investment in Sino-United is accounted for under the equity method and is included in other invested assets.

Common Stock

  The Company has 40,000,000 authorized shares of common stock, 34,595,317 shares of which were outstanding at both December 31, 2013 and 2012. Of such outstanding shares, 30,000,000 shares are owned directly by MetLife and the remaining shares are owned by MetLife Investors Group, Inc.

Statutory Equity and Income

  Each U.S. insurance company's state of domicile imposes risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). Regulatory compliance is determined by a ratio of a company's total adjusted capital, calculated in the manner prescribed by the NAIC ("TAC") to its authorized control level RBC, calculated in the manner prescribed by the NAIC ("ACL RBC"). Companies below specific trigger points or ratios are classified within certain levels, each of which requires

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

12. Equity (continued)

specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC. The RBC ratio for MetLife Insurance Company of Connecticut and its U.S. insurance subsidiary, MLI-USA, were in excess of 400% for all periods presented.

  MetLife Insurance Company of Connecticut and its insurance subsidiaries prepare statutory-basis financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile or applicable foreign jurisdiction. The NAIC has adopted the Codification of Statutory Accounting Principles ("Statutory Codification"). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by the various state insurance departments may impact the effect of Statutory Codification on the statutory capital and surplus of MetLife Insurance Company of Connecticut and MLI-USA.

  Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt, reporting of reinsurance agreements and valuing securities on a different basis.

  In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years.

  Statutory net income (loss) of MetLife Insurance Company of Connecticut, a Connecticut domiciled insurer, was $790 million, $848 million and $46 million for the years ended December 31, 2013, 2012 and 2011, respectively. Statutory capital and surplus was $4.8 billion and $5.3 billion at December 31, 2013 and 2012, respectively. All such amounts are derived from the statutory-basis financial statements as filed with the Connecticut Insurance Department.

  Statutory net income (loss) of MLI-USA, a Delaware domiciled insurer, was $209 million, $84 million and $178 million for the years ended December 31, 2013, 2012 and 2011, respectively. Statutory capital and surplus was $1.9 billion and $1.7 billion at December 31, 2013 and 2012, respectively. All such amounts are derived from the statutory-basis financial statements as filed with the Delaware Department of Insurance.

  As of December 31, 2013, MetLife Insurance Company of Connecticut's sole foreign insurance subsidiary, MetLife Assurance Limited ("MAL") was regulated by authorities in the United Kingdom and was subject to minimum capital and solvency requirements before corrective action commences. The required capital and surplus was $165 million and the actual regulatory capital and surplus was $573 million as of the date of the most recent capital adequacy calculation for the jurisdiction. MAL exceeded these minimum capital and solvency requirements for all other periods presented. See Note 17 for additional information on MAL.

Dividend Restrictions

  Under Connecticut State Insurance Law, MetLife Insurance Company of Connecticut is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to its stockholders as long as the amount of such dividends, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

12. Equity (continued)

of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year or (ii) its statutory net gain from operations for the immediately preceding calendar year. MetLife Insurance Company of Connecticut will be permitted to pay a dividend in excess of the greater of such two amounts only if it files notice of its declaration of such a dividend and the amount thereof with the Connecticut Commissioner of Insurance (the "Connecticut Commissioner") and the Connecticut Commissioner either approves the distribution of the dividend or does not disapprove the payment within 30 days after notice. In addition, any dividend that exceeds earned surplus (defined as "unassigned funds (surplus)" reduced by 25% of unrealized appreciation in value or revaluation of assets or unrealized profits on investments) as of the last filed annual statutory statement requires insurance regulatory approval. Under Connecticut State Insurance Law, the Connecticut Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. During the year ended December 31, 2013, MetLife Insurance Company of Connecticut paid a dividend to its stockholders in the amount of $1.0 billion. During the year ended December 31, 2012, MetLife Insurance Company of Connecticut paid total dividends of $706 million. During June 2012, the Company distributed all of the issued and outstanding shares of common stock of MetLife Europe to its stockholders as an in-kind extraordinary dividend of $202 million, as calculated on a statutory basis. Regulatory approval for this extraordinary dividend was obtained due to the timing of payment. During December 2012, MetLife Insurance Company of Connecticut paid a dividend to its stockholders in the amount of $504 million, which represented its ordinary dividend capacity at year-end 2012. Due to the June 2012 in -kind dividend, a portion of this was extraordinary and regulatory approval was obtained. During the years ended December 31, 2011, MetLife Insurance Company of Connecticut paid a dividend of $517 million. Based on amounts at December 31, 2013, MetLife Insurance Company of Connecticut could pay a stockholder dividend in 2014 of $1.0 billion without prior approval of the Connecticut Commissioner.

  Under Delaware State Insurance Law, MLI-USA is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to MetLife Insurance Company of Connecticut as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its net statutory gain from operations for the immediately preceding calendar year (excluding realized capital gains). MLI-USA will be permitted to pay a dividend to MetLife Insurance Company of Connecticut in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance (the "Delaware Commissioner") and the Delaware Commissioner either approves the distribution of the dividend or does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as "unassigned funds (surplus)") as of the immediately preceding calendar year requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. During the years ended December 31, 2013, 2012 and 2011, MLI-USA did not pay dividends to MetLife Insurance Company of Connecticut. Because MLI-USA's statutory unassigned funds were negative at December 31, 2013, MLI-USA cannot pay any dividends in 2014 without prior regulatory approval.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

12. Equity (continued)


Accumulated Other Comprehensive Income (Loss)

  Information regarding changes in the balances of each component of AOCI, net of income tax, was as follows:

                                                    Unrealized                       Foreign
                                                 Investment Gains     Unrealized    Currency
                                                 (Losses), Net of   Gains (Losses) Translation
                                                Related Offsets (1) on Derivatives Adjustments   Total
                                                ------------------- -------------- ----------- ----------
                                                                      (In millions)
Balance at December 31, 2010...................      $          412    $      (70)  $    (125) $      217
OCI before reclassifications...................               2,118            356        (16)      2,458
Income tax expense (benefit)...................               (747)          (125)           2      (870)
                                                     --------------    -----------  ---------- ----------
 OCI before reclassifications, net of income
   tax.........................................               1,783            161       (139)      1,805
Amounts reclassified from AOCI.................                (44)            (9)          --       (53)
Income tax expense (benefit)...................                  16              3          --         19
                                                     --------------    -----------  ---------- ----------
 Amounts reclassified from AOCI, net of income
   tax.........................................                (28)            (6)          --       (34)
                                                     --------------    -----------  ---------- ----------
Balance at December 31, 2011...................               1,755            155       (139)      1,771
OCI before reclassifications...................                 945              7          88      1,040
Income tax expense (benefit)...................               (350)            (1)           2      (349)
                                                     --------------    -----------  ---------- ----------
 OCI before reclassifications, net of income
   tax.........................................               2,350            161        (49)      2,462
Amounts reclassified from AOCI.................                (95)            (3)          --       (98)
Income tax expense (benefit)...................                  35              1          --         36
                                                     --------------    -----------  ---------- ----------
 Amounts reclassified from AOCI, net of income
   tax.........................................                (60)            (2)          --       (62)
                                                     --------------    -----------  ---------- ----------
Balance at December 31, 2012...................               2,290            159        (49)      2,400
OCI before reclassifications...................             (2,039)          (193)          28    (2,204)
Income tax expense (benefit)...................                 671             68         (2)        737
                                                     --------------    -----------  ---------- ----------
 OCI before reclassifications, net of income
   tax.........................................                 922             34        (23)        933
Amounts reclassified from AOCI.................                (55)           (11)          --       (66)
Income tax expense (benefit)...................                  18              4          --         22
                                                     --------------    -----------  ---------- ----------
 Amounts reclassified from AOCI, net of income
   tax.........................................                (37)            (7)          --       (44)
                                                     --------------    -----------  ---------- ----------
Balance at December 31, 2013...................      $          885    $        27  $     (23) $      889
                                                     ==============    ===========  ========== ==========

--------

(1)See Note 7 for information on offsets to investments related to insurance liabilities and DAC and VOBA.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

12. Equity (continued)


  Information regarding amounts reclassified out of each component of AOCI, was as follows:

                                                                                   Statement of Operations and
AOCI Components                                 Amounts Reclassified from AOCI Comprehensive Income (Loss) Location
--------------------------------------------    -----------------------------  ------------------------------------
                                                  Years Ended December 31,
                                                -----------------------------
                                                  2013       2012      2011
                                                ---------  --------- ---------
                                                        (In millions)
Net unrealized investment gains (losses):
  Net unrealized investment gains
   (losses).................................... $      48  $      98 $      14 Other net investment gains (losses)
  Net unrealized investment gains
   (losses)....................................        16          6        25 Net investment income
  Net unrealized investment gains
   (losses)....................................         2       (12)        10 Net derivative gains (losses)
  OTTI.........................................      (11)          3       (5) OTTI on fixed maturity securities
                                                ---------  --------- ---------
    Net unrealized investment gains
     (losses), before income tax...............        55         95        44
    Income tax (expense) benefit...............      (18)       (35)      (16)
                                                ---------  --------- ---------
    Net unrealized investment gains
     (losses), net of income tax............... $      37  $      60 $      28
                                                =========  ========= =========
Unrealized gains (losses) on derivatives -
 cash flow hedges:
  Interest rate swaps..........................        --         --         1 Net derivative gains (losses)
  Interest rate forwards.......................         9          1         9 Net derivative gains (losses)
  Interest rate forwards.......................         1          1        -- Net investment income
  Foreign currency swaps.......................        --          1       (2) Net derivative gains (losses)
  Credit forwards..............................        --         --         1 Net derivative gains (losses)
  Credit forwards..............................         1         --        -- Net investment income
                                                ---------  --------- ---------
    Gains (losses) on cash flow hedges,
     before income tax.........................        11          3         9
    Income tax (expense) benefit...............       (4)        (1)       (3)
                                                ---------  --------- ---------
    Gains (losses) on cash flow hedges, net
     of income tax............................. $       7  $       2 $       6
                                                =========  ========= =========
Total reclassifications, net of income tax..... $      44  $      62 $      34
                                                =========  ========= =========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


13. Other Expenses

  Information on other expenses was as follows:

                                                     Years Ended December 31,
                                                   ----------------------------
                                                     2013     2012      2011
                                                   -------- -------- ----------
                                                          (In millions)
 Compensation..................................... $    352 $    402 $      357
 Commissions......................................      639      939      1,418
 Volume-related costs.............................      138      159        196
 Affiliated interest costs on ceded reinsurance...      212      271        271
 Capitalization of DAC............................    (504)    (886)    (1,365)
 Amortization of DAC and VOBA.....................       50    1,035      1,159
 Interest expense on debt and debt issuance costs.      190      231        389
 Premium taxes, licenses and fees.................       57       63         75
 Professional services............................       41       25         50
 Rent and related expenses........................       31       37         29
 Other............................................      453      444        402
                                                   -------- -------- ----------
  Total other expenses............................ $  1,659 $  2,720 $    2,981
                                                   ======== ======== ==========

Capitalization of DAC and Amortization of DAC and VOBA

  See Note 5 for additional information on DAC and VOBA including impacts of capitalization and amortization.

Interest Expense on Debt and Debt Issuance Costs

  Interest expense on debt and debt issuance costs includes interest expense on debt (see Note 11) and interest expense related to CSEs (see Note 7).

Affiliated Expenses

  Commissions, capitalization of DAC and amortization of DAC include the impact of affiliated reinsurance transactions. See Notes 6, 11 and 16 for discussion of affiliated expenses included in the table above.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


14. Income Tax

  The provision for income tax from continuing operations was as follows:

                                                              Years Ended December 31,
                                                              ---------------------------------------------------
                                                               2013             2012              2011
                                                                  ------          --------          --------
                                                                   (In millions)
  Current:
   Federal................................................... $ (41)          $  (235)          $  (157)
   Foreign...................................................      8              (10)               (5)
                                                                  ------          --------          --------
     Subtotal................................................   (33)             (245)             (162)
                                                                  ------          --------          --------
  Deferred:
   Federal...................................................    242               598               613
   Foreign...................................................     18                19                42
                                                                  ------          --------          --------
     Subtotal................................................    260               617               655
                                                                  ------          --------          --------
       Provision for income tax expense (benefit)............ $  227          $    372          $    493
                                                                  ======          ========          ========
    The Company's income (loss) from continuing operations before income tax expense (benefit) from domestic and foreign operations were as follows:
                                                              Years Ended December 31,
                                                              ---------------------------------------------------
                                                               2013             2012              2011
                                                                  ------          --------          --------
                                                                   (In millions)
  Income (loss) from continuing operations:
   Domestic.................................................. $  869          $  1,492          $  1,545
   Foreign...................................................     78               (2)               122
                                                                  ------          --------          --------
     Total................................................... $  947          $  1,490          $  1,667
                                                                  ======          ========          ========
    The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations was as follows:
                                                              Years Ended December 31,
                                                              ---------------------------------------------------
                                                               2013             2012              2011
                                                                  ------          --------          --------
                                                                   (In millions)
  Tax provision at U.S. statutory rate....................... $  331          $    522          $    583
  Tax effect of:
   Dividend received deduction...............................   (81)              (70)              (69)
   Tax-exempt income.........................................     --               (1)               (2)
   Prior year tax............................................    (4)                 3               (9)
   Tax credits...............................................   (10)               (8)              (11)
   Foreign tax rate differential.............................    (2)                13               (1)
   Change in valuation allowance.............................     --                22               (2)
   Goodwill impairment.......................................     13             (109)                --
   Sale of subsidiary........................................   (24)                --                --
   Other, net................................................      4                --                 4
                                                                  ------          --------          --------
     Provision for income tax expense (benefit).............. $  227          $    372          $    493
                                                                  ======          ========          ========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

14. Income Tax (continued)


   Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

                                                                       December 31,
                                                            -----------------------------------------------------
                                                                 2013                        2012
                                                            ----------------              ------------------
                                                                       (In millions)
Deferred income tax assets:
 Policyholder liabilities and receivables.................. $          1,282          $              883
 Net operating loss carryforwards..........................               22                          32
 Employee benefits.........................................               --                           3
 Tax credit carryforwards..................................              125                          92
 Other.....................................................                7                          35
                                                                     ----------------     ------------------
   Total gross deferred income tax assets..................            1,436                       1,045
 Less: Valuation allowance.................................               --                          25
                                                                     ----------------     ------------------
   Total net deferred income tax assets....................            1,436                       1,020
                                                                     ----------------     ------------------
Deferred income tax liabilities:
 Investments, including derivatives........................              651                         258
 Net unrealized investment gains...........................              575                       1,336
 DAC and VOBA..............................................            1,543                       1,281
 Other.....................................................               52                          15
                                                                     ----------------     ------------------
   Total deferred income tax liabilities...................            2,821                       2,890
                                                                     ----------------     ------------------
     Net deferred income tax asset (liability)............. $        (1,385)          $          (1,870)
                                                                     ================     ==================
   The following table sets forth the domestic net operating carryforwards for tax purposes at December 31,
 2013:
                                                                    Net Operating Loss
                                                                       Carryforwards
                                                            -----------------------------------------------------
                                                                Amount                    Expiration
                                                            ----------------              ------------------
                                                             (In millions)
Domestic................................................... $             64           Beginning in 2028

   Tax credit carryforwards of $125 million at December 31, 2013 will expire beginning in 2015.

   Pursuant to Internal Revenue Service ("IRS") rules, the Company was excluded from MetLife's life/non-life consolidated federal tax return for the five years subsequent to MetLife's July 2005 acquisition of the Company. In 2011, MetLife Insurance Company of Connecticut and its subsidiaries joined the consolidated return and became a party to the MetLife tax sharing agreement. Prior to 2011, MetLife Insurance Company of Connecticut filed a consolidated tax return with its includable subsidiaries. Non-includable subsidiaries filed either separate individual corporate tax returns or separate consolidated tax returns.

   The Company participates in a tax sharing agreement with MetLife, as described in Note 1. Pursuant to this tax sharing agreement, the amounts due from affiliates included $194 million, $135 million, and $151 million at December 31, 2013, 2012, and 2011, respectively.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

14. Income Tax (continued)


   The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. The Company is under continuous examination by the IRS and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. The Company is no longer subject to U.S. federal, state or local income tax examinations in major taxing jurisdictions for years prior to 2005. In 2012, the Company and the IRS completed and settled substantially all the issues identified in the audit years of 2005 and 2006. The issues not settled are under review at the IRS Appeals Division.

   The Company's liability for unrecognized tax benefits may increase or decrease in the next 12 months. A reasonable estimate of the increase or decrease cannot be made at this time. However, the Company continues to believe that the ultimate resolution of the pending issues will not result in a material change to its consolidated financial statements, although the resolution of income tax matters could impact the Company's effective tax rate for a particular future period.

   A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

                                                                           Years Ended December 31,
                                                                          ---------------------------
                                                                           2013     2012      2011
                                                                          ------- --------- ---------
                                                                                 (In millions)
Balance at January 1,.................................................... $   (1) $      29 $      38
Additions for tax positions of prior years...............................      25        46        --
Reductions for tax positions of prior years..............................     (1)      (76)       (3)
Additions for tax positions of current year..............................       1         9         2
Reductions for tax positions of current year.............................     (1)       (9)       (8)
                                                                          ------- --------- ---------
Balance at December 31,..................................................     $23 $     (1) $      29
                                                                          ======= ========= =========
Unrecognized tax benefits that, if recognized would impact the effective
  rate................................................................... $    23  $    (1)  $    (3)
                                                                          ======= ========= =========

   The Company classifies interest accrued related to unrecognized tax benefits in interest expense, included within other expenses, while penalties are included in income tax expense.

Interest was as follows:

                                                                  Years Ended December 31,
                                                                  ------------------------
                                                                   2013    2012    2011
                                                                  ------  ------  -------
                                                                      (In millions)
Interest recognized in the consolidated statements of operations. $    1  $  (9)  $    --

                                                                            December 31,
                                                                          ----------------
                                                                           2013    2012
                                                                          ------  -------
                                                                          (In millions)
Interest included in other liabilities in the consolidated balance sheets $    1  $    --

   The Company had no penalties for the years ended December 31, 2013, 2012 and 2011.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

14. Income Tax (continued)


   The U.S. Treasury Department and the IRS have indicated that they intend to address through regulations the methodology to be followed in determining the dividends received deduction ("DRD"), related to variable life insurance and annuity contracts. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between the actual tax expense and expected amount determined using the federal statutory tax rate of 35%. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2013 and 2012, the Company recognized an income tax benefit of $92 million and $70 million, respectively, related to the separate account DRD. The 2013 benefit included a benefit of $11 million related to a true-up of the 2012 tax return. The 2012 benefit included an expense of less than $1 million related to a true-up of the 2011 tax return.

15. Contingencies, Commitments and Guarantees

Contingencies

 Litigation

   The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

   Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

   The Company establishes liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities have been established for some of the matters below. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated at December 31, 2013.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

15. Contingencies, Commitments and Guarantees (continued)


  Matters as to Which an Estimate Can Be Made

   For some of the matters discussed below, the Company is able to estimate a reasonably possible range of loss. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. As of December 31, 2013, the aggregate range of reasonably possible losses in excess of amounts accrued for these matters was not material for the Company.

  Matters as to Which an Estimate Cannot Be Made

   For other matters disclosed below, the Company is not currently able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation contingencies and updates its accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

  Unclaimed Property Inquiries

   In April 2012, MetLife, for itself and on behalf of entities including MetLife Insurance Company of Connecticut, reached agreements with representatives of the U.S. jurisdictions that were conducting audits of MetLife and certain of its affiliates for compliance with unclaimed property laws, and with state insurance regulators directly involved in a multistate targeted market conduct examination relating to claim-payment practices and compliance with unclaimed property laws. On December 28, 2012, the West Virginia Treasurer filed an action (West Virginia ex rel. John D. Perdue v. MetLife Insurance Company of Connecticut, Circuit Court of Putnam County) alleging that the Company violated the West Virginia Uniform Unclaimed Property Act, seeking to compel compliance with the Act, and seeking payment of unclaimed property, interest, and penalties. On November 14, 2012, the Treasurer filed a substantially identical suit against MLI-USA. On
 December 30, 2013, the court granted defendants' motions to dismiss all of the West Virginia Treasurer's actions. The Treasurer has filed a notice to appeal the dismissal order. At least one other jurisdiction is pursuing a similar market conduct examination. It is possible that other jurisdictions may pursue similar examinations, audits, or lawsuits and that such actions may result in additional payments to beneficiaries, additional escheatment of funds deemed abandoned under state laws, administrative penalties, interest, and/or further changes to the Company's procedures. The Company is not currently able to estimate these additional possible costs.

  Sales Practices Claims

   Over the past several years, the Company has faced claims and regulatory inquires and investigations, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in these matters. The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for sales practices matters.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

15. Contingencies, Commitments and Guarantees (continued)


  Summary

   Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

   It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters referred to previously, large and/or indeterminate amounts, including punitive and treble damages, are sought. Although, in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company's consolidated net income or cash flows in particular quarterly or annual periods.

 Insolvency Assessments

   Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

   Assets and liabilities held for insolvency assessments were as follows:

                                                                 December 31,
                                                                ---------------
                                                                 2013    2012
                                                                ------- -------
                                                                 (In millions)
 Other Assets:
  Premium tax offset for future undiscounted assessments....... $    10 $    19
  Premium tax offsets currently available for paid assessments.      10       2
                                                                ------- -------
                                                                $    20 $    21
                                                                ======= =======
 Other Liabilities:
  Insolvency assessments....................................... $    14 $    37
                                                                ======= =======

   On September 1, 2011, the Department of Financial Services filed a liquidation plan for Executive Life Insurance Company of New York ("ELNY"), which had been under rehabilitation by the Liquidation Bureau since 1991. The plan involves the satisfaction of insurers' financial obligations under a number of state life and health insurance guaranty associations and also provides additional industry support for certain ELNY policyholders.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

15. Contingencies, Commitments and Guarantees (continued)


Commitments

  Commitments to Fund Partnership Investments

    The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $956 million and $1.0 billion at December 31, 2013 and 2012, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  Mortgage Loan Commitments

    The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $147 million and $181 million at December 31, 2013 and 2012, respectively.

  Commitments to Fund Bank Credit Facilities and Private Corporate Bond Investments

    The Company commits to lend funds under bank credit facilities and private corporate bond investments. The amounts of these unfunded commitments were $57 million and $144 million at December 31, 2013 and 2012, respectively.

  Other Commitments

    The Company has entered into collateral arrangements with affiliates, which require the transfer of collateral in connection with secured demand notes. At December 31, 2013 and 2012, the Company had agreed to fund up to $61 million and $86 million, respectively, of cash upon the request by these affiliates and had transferred collateral consisting of various securities with a fair market value of $74 million and $106 million, respectively, to custody accounts to secure the demand notes. Each of these affiliates is permitted by contract to sell or repledge this collateral.

    See Note 7 "-- Related Party Investment Transactions" for additional other commitments.

Guarantees

  In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties such that it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. The maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, ranging from $36 million to $233 million, with a cumulative maximum of $269 million, in the case of MetLife International Insurance Company, Ltd. ("MLII"), a former affiliate, discussed below. In other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the

Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

  The Company has provided a guarantee on behalf of MLII that is triggered if MLII cannot pay claims because of insolvency, liquidation or rehabilitation. Life insurance coverage in-force, representing the maximum potential obligation under this guarantee, was $233 million and $235 million at December 31, 2013 and 2012, respectively. The Company does not hold any collateral related to this guarantee, but has a recorded liability of $1 million that was based on the total account value of the guaranteed policies plus the amounts retained per policy at both December 31, 2013 and 2012. The remainder of the risk was ceded to external reinsurers.

  In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

16. Related Party Transactions

Service Agreements

  The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include management, policy administrative functions, personnel, investment advice and distribution services. For certain agreements, charges are based on various performance measures or activity-based costing. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual incidence of cost incurred by the Company and/or affiliate. Expenses incurred with affiliates related to these agreements, recorded in other expenses, were $1.6 billion, $1.7 billion and $1.9 billion for the years ended December 31, 2013, 2012 and 2011, respectively. Revenues received from affiliates related to these agreements, recorded in universal life and investment-type product policy fees, were $209 million, $179 million and $145 million for the years ended
December 31, 2013, 2012 and 2011, respectively. Revenues received from affiliates related to these agreements, recorded in other revenues, were $186 million, $166 million and $136 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  The Company had net payables to affiliates, related to the items discussed above, of $210 million and $109 million at December 31, 2013 and 2012, respectively.

  See Notes 6, 7 and 11 for additional information on related party transactions.

17. Subsequent Events

Equity

  In August 2014, in anticipation of the Mergers, MetLife Insurance Company of Connecticut redeemed and retired the 4,595,317 shares of MetLife Insurance Company of Connecticut's common stock owned by MetLife Investors Group, LLC for $1.4 billion; all of the outstanding shares of common stock of MetLife Insurance Company of Connecticut are now directly held by MetLife, Inc. MetLife Insurance Company of Connecticut does not expect to pay a dividend in 2014.

  In August 2014, following the common stock redemption, MetLife Insurance Company of Connecticut received a capital contribution from MetLife, Inc. of $231 million.

Disposition

  In May 2014, the Company completed the sale of its wholly-owned subsidiary, MAL, for $702 million ((Pounds)418 million) in net cash consideration. As a result of the sale, a loss of $608 million ($436 million, net of income tax) was recorded, which includes a reduction to goodwill of $112 million ($94 million, net of income tax). The loss on the sale was increased by net income from MAL of $77 million through the date of sale. Following the adoption of new guidance effective January 1, 2014, MAL's results of operations have been included in continuing operations in subsequent quarterly filings. They were historically included in the Corporate Benefit Funding segment.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule I
                    Consolidated Summary of Investments --
                   Other Than Investments in Related Parties
                               December 31, 2013
                                 (In millions)

                                                                                   Amount at
                                                    Cost or       Estimated Fair Which Shown on
Types of Investments                           Amortized Cost (1)     Value      Balance Sheet
--------------------                           ------------------ -------------- --------------
Fixed maturity securities:
 Bonds:
   U.S. Treasury and agency securities........    $         8,188  $     8,294    $       8,294
   Public utilities...........................              3,966        4,275            4,275
   State and political subdivision securities.              2,147        2,224            2,224
   Foreign government securities..............              1,038        1,122            1,122
   All other corporate bonds..................             19,512       20,478           20,478
                                                  ---------------  -----------    -------------
     Total bonds..............................             34,851       36,393           36,393
 Mortgage-backed and asset-backed securities..              8,214        8,393            8,393
 Redeemable preferred stock...................                412          466              466
                                                  ---------------  -----------    -------------
       Total fixed maturity securities........             43,477       45,252           45,252
                                                  ---------------  -----------    -------------
Equity securities:
Common stock:
 Industrial, miscellaneous and all other......                161          201              201
 Non-redeemable preferred stock...............                236          217              217
                                                  ---------------  -----------    -------------
     Total equity securities..................                397          418              418
                                                  ---------------  -----------    -------------
       Mortgage loans, net....................              7,718                         7,718
Policy loans..................................              1,219                         1,219
Real estate and real estate joint ventures....                754                           754
Other limited partnership interests...........              2,130                         2,130
Short-term investments........................              2,107                         2,107
Other invested assets.........................              2,555                         2,555
                                                  ---------------                 -------------
        Total investments.....................    $        60,357                 $      62,153
                                                  ===============                 =============

--------

(1)Cost or amortized cost for fixed maturity securities and mortgage loans represents original cost reduced by repayments, valuation allowances and impairments from other-than-temporary declines in estimated fair value that are charged to earnings and adjusted for amortization of premiums or discounts; for equity securities, cost represents original cost reduced by impairments from other-than-temporary declines in estimated fair value; for real estate, cost represents original cost reduced by impairments and adjusted for valuation allowances and depreciation; for real estate joint ventures and other limited partnership interests cost represents original cost reduced for other-than-temporary impairments or original cost adjusted for equity in earnings and distributions.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule II
                        Condensed Financial Information
                             (Parent Company Only)
                          December 31, 2013 and 2012

                (In millions, except share and per share data)

                                                                                                                  2013
-                                                                                                               ---------
Condensed Balance Sheets
Assets
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $28,548 and $32,018, respectively)............................................................................................... $  29,690
  Equity securities available-for-sale, at estimated fair value (cost: $284 and $273, respectively)............       319
  Mortgage loans (net of valuation allowances of $19 and $22, respectively)....................................     4,224
  Policy loans.................................................................................................     1,068
  Real estate and real estate joint ventures...................................................................       419
  Other limited partnership interests..........................................................................     1,318
  Short-term investments, principally at estimated fair value..................................................     1,512
  Investment in subsidiaries...................................................................................     6,099
  Loans to subsidiaries........................................................................................       680
  Other invested assets, principally at estimated fair value...................................................     1,139
                                                                                                                ---------
   Total investments...........................................................................................    46,468
Cash and cash equivalents, principally at estimated fair value.................................................       417
Accrued investment income......................................................................................       287
Premiums, reinsurance and other receivables....................................................................     7,195
Receivables from subsidiaries..................................................................................       858
Deferred policy acquisition costs and value of business acquired...............................................     1,011
Current income tax recoverable.................................................................................        88
Goodwill.......................................................................................................       493
Other assets...................................................................................................       132
Separate account assets........................................................................................    16,036
                                                                                                                ---------
   Total assets................................................................................................ $  72,985
                                                                                                                =========
Liabilities and Stockholders' Equity
Liabilities
Future policy benefits......................................................................................... $  19,099
Policyholder account balances..................................................................................    22,387
Other policy-related balances..................................................................................       246
Payables for collateral under securities loaned and other transactions.........................................     4,811
Long-term debt -- affiliated...................................................................................       750
Current income tax payable.....................................................................................        --
Deferred income tax liability..................................................................................        16
Other liabilities..............................................................................................       852
Separate account liabilities...................................................................................    16,036
                                                                                                                ---------
   Total liabilities...........................................................................................    64,197
                                                                                                                ---------
Stockholders' Equity
Common stock, par value $2.50 per share; 40,000,000 shares authorized; 34,595,317 shares issued and
 outstanding at December 31, 2013 and 2012.....................................................................        86
Additional paid-in capital.....................................................................................     6,737
Retained earnings..............................................................................................     1,076
Accumulated other comprehensive income (loss)..................................................................       889
                                                                                                                ---------
   Total stockholders' equity..................................................................................     8,788
                                                                                                                ---------
   Total liabilities and stockholders' equity.................................................................. $  72,985
                                                                                                                =========

                                                                                                                  2012
-                                                                                                               ---------
Condensed Balance Sheets
Assets
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $28,548 and $32,018, respectively)............................................................................................... $  35,152
  Equity securities available-for-sale, at estimated fair value (cost: $284 and $273, respectively)............       277
  Mortgage loans (net of valuation allowances of $19 and $22, respectively)....................................     4,703
  Policy loans.................................................................................................     1,086
  Real estate and real estate joint ventures...................................................................       371
  Other limited partnership interests..........................................................................     1,181
  Short-term investments, principally at estimated fair value..................................................     1,833
  Investment in subsidiaries...................................................................................     6,641
  Loans to subsidiaries........................................................................................       305
  Other invested assets, principally at estimated fair value...................................................     1,682
                                                                                                                ---------
   Total investments...........................................................................................    53,231
Cash and cash equivalents, principally at estimated fair value.................................................       553
Accrued investment income......................................................................................       316
Premiums, reinsurance and other receivables....................................................................     7,003
Receivables from subsidiaries..................................................................................       833
Deferred policy acquisition costs and value of business acquired...............................................       789
Current income tax recoverable.................................................................................        --
Goodwill.......................................................................................................       558
Other assets...................................................................................................       140
Separate account assets........................................................................................    15,238
                                                                                                                ---------
   Total assets................................................................................................ $  78,661
                                                                                                                =========
Liabilities and Stockholders' Equity
Liabilities
Future policy benefits......................................................................................... $  19,632
Policyholder account balances..................................................................................    24,039
Other policy-related balances..................................................................................       872
Payables for collateral under securities loaned and other transactions.........................................     6,477
Long-term debt -- affiliated...................................................................................       750
Current income tax payable.....................................................................................         3
Deferred income tax liability..................................................................................       266
Other liabilities..............................................................................................       824
Separate account liabilities...................................................................................    15,238
                                                                                                                ---------
   Total liabilities...........................................................................................    68,101
                                                                                                                ---------
Stockholders' Equity
Common stock, par value $2.50 per share; 40,000,000 shares authorized; 34,595,317 shares issued and
 outstanding at December 31, 2013 and 2012.....................................................................        86
Additional paid-in capital.....................................................................................     6,718
Retained earnings..............................................................................................     1,356
Accumulated other comprehensive income (loss)..................................................................     2,400
                                                                                                                ---------
   Total stockholders' equity..................................................................................    10,560
                                                                                                                ---------
   Total liabilities and stockholders' equity.................................................................. $  78,661
                                                                                                                =========

        See accompanying notes to the condensed financial information.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule II
                Condensed Financial Information -- (Continued)
                             (Parent Company Only)
             For the Years Ended December 31, 2013, 2012 and 2011
                                 (In millions)

                                                                        2013      2012      2011
                                                                      --------- --------- ---------
Condensed Statements of Operations
Revenues
Premiums............................................................. $     181 $     144 $     148
Universal life and investment-type product policy fees...............       645       662       632
Net investment income................................................     1,797     1,854     1,943
Equity in earnings of subsidiaries...................................       287       773       574
Other revenues.......................................................       147       151       154
Net investment gains (losses)........................................        54        20        14
Net derivative gains (losses)........................................     (105)     (140)       241
                                                                      --------- --------- ---------
 Total revenues......................................................     3,006     3,464     3,706
                                                                      --------- --------- ---------
Expenses
Policyholder benefits and claims.....................................       916       797       755
Interest credited to policyholder account balances...................       618       666       710
Goodwill impairment..................................................        66       327        --
Other expenses.......................................................       499       576       772
                                                                      --------- --------- ---------
 Total expenses......................................................     2,099     2,366     2,237
                                                                      --------- --------- ---------
Income (loss) from continuing operations before provision for income
  tax................................................................       907     1,098     1,469
Provision for income tax expense (benefit)...........................       187      (20)       295
                                                                      --------- --------- ---------
Income (loss) from continuing operations, net of income tax..........       720     1,118     1,174
Income (loss) from discontinued operations, net of income tax........        --         8        --
                                                                      --------- --------- ---------
Net income (loss).................................................... $     720 $   1,126 $   1,174
                                                                      ========= ========= =========
Comprehensive income (loss).......................................... $   (791) $   1,755 $   2,728
                                                                      ========= ========= =========

        See accompanying notes to the condensed financial information.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule II
                Condensed Financial Information -- (Continued)
                             (Parent Company Only)
             For the Years Ended December 31, 2013, 2012 and 2011
                                 (In millions)

                                                                                2013        2012      2011
                                                                            ------------ ---------- ---------
Condensed Statements of Cash Flows
Cash flows from operating activities
  Net cash provided by (used in) operating activities...................... $        957 $    1,184 $     886
Cash flows from investing activities
  Sales, maturities, and repayments of:
    Fixed maturity securities..............................................       14,647     10,714    13,921
    Equity securities......................................................           56         46       163
    Mortgage loans.........................................................        1,154        845       552
    Real estate and real estate joint ventures.............................           58         47        12
    Other limited partnership interests....................................          102        154       159
  Purchases of:
    Fixed maturity securities..............................................     (11,000)   (10,729)  (11,658)
    Equity securities......................................................         (51)       (27)      (22)
    Mortgage loans.........................................................        (648)      (428)     (946)
    Real estate and real estate joint ventures.............................        (129)       (77)      (83)
    Other limited partnership interests....................................        (192)      (179)     (214)
  Cash received in connection with freestanding derivatives................           73        362       375
  Cash paid in connection with freestanding derivatives....................        (644)      (322)     (453)
  Dividends from subsidiaries..............................................           25         --        --
  Returns of capital from subsidiaries.....................................           52         84        49
  Capital contributions to subsidiaries....................................          (3)      (166)     (422)
  Issuances of loans to affiliates.........................................        (375)         --     (305)
  Net change in policy loans...............................................           18         15        26
  Net change in short-term investments.....................................          321      (251)     (487)
  Net change in other invested assets......................................         (39)       (50)      (16)
                                                                            ------------ ---------- ---------
Net cash provided by (used in) investing activities........................        3,425         38       651
                                                                            ------------ ---------- ---------
Cash flows from financing activities
  Policyholder account balances:
    Deposits...............................................................       12,156     11,577    14,151
    Withdrawals............................................................     (13,987)   (12,298)  (15,754)
  Net change in payables for collateral under securities loaned and other
   transactions............................................................      (1,666)        102     (482)
  Financing element on certain derivative instruments......................         (21)         75       127
  Return of capital........................................................           --         --      (47)
  Dividends on common stock................................................      (1,000)      (504)     (517)
                                                                            ------------ ---------- ---------
Net cash provided by (used in) financing activities........................      (4,518)    (1,048)   (2,522)
                                                                            ------------ ---------- ---------
Change in cash and cash equivalents........................................        (136)        174     (985)
Cash and cash equivalents, beginning of year...............................          553        379     1,364
                                                                            ------------ ---------- ---------
Cash and cash equivalents, end of year..................................... $        417 $      553 $     379
                                                                            ============ ========== =========
Supplemental disclosures of cash flow information:
  Net cash paid (received) for:
    Interest............................................................... $         64 $       64 $      64
                                                                            ============ ========== =========
    Income tax............................................................. $        120 $    (194) $    (66)
                                                                            ============ ========== =========
  Non-cash transactions:
    Capital contribution from MetLife, Inc................................. $         19 $       45 $      --
                                                                            ============ ========== =========
    Returns of capital from subsidiaries................................... $         -- $      202 $      --
                                                                            ============ ========== =========
    Capital contributions to subsidiaries.................................. $         16 $       31 $      --
                                                                            ============ ========== =========

        See accompanying notes to the condensed financial information.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule II
                 Notes to the Condensed Financial Information
                             (Parent Company Only)

1. Basis of Presentation

  The condensed financial information of MetLife Insurance Company of Connecticut (the "Parent Company") should be read in conjunction with the consolidated financial statements of MetLife Insurance Company of Connecticut and its subsidiaries and the notes thereto. These condensed unconsolidated financial statements reflect the results of operations, financial position and cash flows for the Parent Company. Investments in subsidiaries are accounted for using the equity method of accounting.

  The preparation of these condensed unconsolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to adopt accounting policies and make certain estimates and assumptions. The most important of these estimates and assumptions relate to the fair value measurements, the accounting for goodwill and identifiable intangible assets and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits, which may affect the amounts reported in the condensed unconsolidated financial statements and accompanying notes. Actual results could differ from these estimates.

2. Support Agreement

  The Parent Company has entered into a net worth maintenance agreement with its indirect subsidiary, MetLife Assurance Limited ("MAL"), a United Kingdom company. Under the agreement, the Parent Company agreed, without limitation as to amount, to cause MAL to have capital and surplus equal to the greater of
(a) (Pounds)50 million, (b) such amount that will be sufficient to provide solvency cover equal to 175% of MAL's capital resources requirement as defined by applicable law and regulation as required by the Financial Services Authority of the United Kingdom (the "FSA") or any successor body, or (c) such amount that will be sufficient to provide solvency cover equal to 125% of MAL's individual capital guidance as defined by applicable law and regulation as required by the FSA or any successor body. As described in Note 17 of the Notes to the Consolidated Financial Statements, a subsidiary of MetLife Insurance Company of Connecticut reached an agreement to sell MAL to a third party. Upon the close of such sale, the Parent Company's obligations under this net worth maintenance agreement will terminate.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                 Schedule III
               Consolidated Supplementary Insurance Information
                       December 31, 2013, 2012 and 2011
                                 (In millions)

                                    Future Policy Benefits
                             DAC          and Other        Policyholder
                             and        Policy-Related       Account        Unearned       Unearned
Segment                      VOBA          Balances          Balances   Premiums (1), (2) Revenue (1)
-------------------------- -------- ---------------------- ------------ ----------------- -----------
2013
Retail.................... $  4,698    $         10,345     $  25,499     $           9    $    156
Corporate Benefit Funding.        6              14,270         7,952                --           2
Corporate & Other.........       26               6,540             2                 4          --
                           --------    ----------------     ---------     -------------    --------
 Total.................... $  4,730    $         31,155     $  33,453     $          13    $    158
                           ========    ================     =========     =============    ========
2012
Retail.................... $  3,738    $          9,355     $  28,287     $           9    $    158
Corporate Benefit Funding.        8              15,078         8,688                --           2
Corporate & Other.........       --               6,288             1                 4          --
                           --------    ----------------     ---------     -------------    --------
 Total.................... $  3,746    $         30,721     $  36,976     $          13    $    160
                           ========    ================     =========     =============    ========
2011
Retail.................... $  4,080    $          7,915     $  30,001     $           7    $    184
Corporate Benefit Funding.       13              14,042         8,375                --           2
Corporate & Other.........      128               6,515         3,699                 5          72
                           --------    ----------------     ---------     -------------    --------
 Total.................... $  4,221    $         28,472     $  42,075     $          12    $    258
                           ========    ================     =========     =============    ========

--------

(1)Amounts are included within the future policy benefits and other policy-related balances column.

(2)Includes premiums received in advance.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                 Schedule III
        Consolidated Supplementary Insurance Information -- (Continued)
                       December 31, 2013, 2012 and 2011
                                 (In millions)

                                                   Policyholder
                                                   Benefits and
                            Premium                 Claims and     Amortization of
                            Revenue      Net     Interest Credited  DAC and VOBA      Other
                           and Policy Investment  to Policyholder    Charged to     Operating
Segment                     Charges     Income   Account Balances  Other Expenses  Expenses (1)
-------------------------- ---------- ---------- ----------------- --------------- ------------
2013
Retail....................  $  2,688   $  1,515    $      1,875      $        44    $   1,341
Corporate Benefit Funding.       219      1,108             855                5           34
Corporate & Other.........        35        229              14                1          234
                            --------   --------    ------------      -----------    ---------
 Total....................  $  2,942   $  2,852    $      2,744      $        50    $   1,609
                            ========   ========    ============      ===========    =========
2012
Retail....................  $  2,716   $  1,434    $      2,031      $     1,023    $   1,381
Corporate Benefit Funding.       658      1,111           1,318               10           36
Corporate & Other.........       148        407             187                2          268
                            --------   --------    ------------      -----------    ---------
 Total....................  $  3,522   $  2,952    $      3,536      $     1,035    $   1,685
                            ========   ========    ============      ===========    =========
2011
Retail....................  $  2,596   $  1,360    $      1,984      $     1,149    $   1,268
Corporate Benefit Funding.     1,105      1,142           1,763                4           36
Corporate & Other.........        83        572             102                6          518
                            --------   --------    ------------      -----------    ---------
 Total....................  $  3,784   $  3,074    $      3,849      $     1,159    $   1,822
                            ========   ========    ============      ===========    =========

--------

(1)Includes other expenses, excluding amortization of deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA") charged to other expenses.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule IV
                           Consolidated Reinsurance
                       December 31, 2013, 2012 and 2011
                                 (In millions)

                                                                              % Amount
                               Gross Amount   Ceded    Assumed  Net Amount Assumed to Net
                               ------------ ---------- -------- ---------- --------------
2013
Life insurance in-force.......  $  466,650  $  424,836 $  7,273 $  49,087         14.8%
                                ==========  ========== ======== =========
Insurance premium
Life insurance................  $    1,327  $      737 $     10 $     600          1.7%
Accident and health insurance.         234         228       --         6           --
                                ----------  ---------- -------- ---------
 Total insurance premium......  $    1,561  $      965 $     10 $     606          1.7%
                                ==========  ========== ======== =========
2012
Life insurance in-force.......  $  428,803  $  391,045 $  7,750 $  45,508         17.0%
                                ==========  ========== ======== =========
Insurance premium
Life insurance................  $    1,815  $      572 $     11 $   1,254          0.9%
Accident and health insurance.         248         241       --         7           --
                                ----------  ---------- -------- ---------
 Total insurance premium......  $    2,063  $      813 $     11 $   1,261          0.9%
                                ==========  ========== ======== =========
2011
Life insurance in-force.......  $  378,153  $  340,477 $  8,085 $  45,761         17.7%
                                ==========  ========== ======== =========
Insurance premium
Life insurance................  $    2,180  $      366 $      7 $   1,821          0.4%
Accident and health insurance.         249         242       --         7           --
                                ----------  ---------- -------- ---------
 Total insurance premium......  $    2,429  $      608 $      7 $   1,828          0.4%
                                ==========  ========== ======== =========

  For the year ended December 31, 2013, reinsurance ceded and assumed included affiliated transactions for life insurance in-force of $269.9 billion and $7.3 billion, respectively, and life insurance premiums of $638 million and $
10 million, respectively. For the year ended December 31, 2012, reinsurance ceded and assumed included affiliated transactions for life insurance in-force of $237.2 billion and $7.8 billion, respectively, and life insurance premiums of $478 million and $11 million, respectively. For the year ended December 31, 2011, reinsurance ceded and assumed included affiliated transactions for life insurance in-force of $195.2 billion and $8.1 billion, respectively, and life insurance premiums of $286 million and $ 7 million, respectively.

MetLife Investors Insurance Company

Financial Statements

As of December 31, 2013 and 2012 and for the Years Ended December 31, 2013, 2012 and 2011 and Independent Auditors' Report

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of MetLife Investors Insurance Company:

We have audited the accompanying financial statements of MetLife Investors Insurance Company (a wholly-owned subsidiary of MetLife, Inc.) (the "Company"), which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income (loss), stockholder's equity, and cash flows for each of the three years in the period ended
December 31, 2013, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MetLife Investors Insurance Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Results of the Company may not be indicative of those of a stand-alone entity, as the Company is a member of a controlled group of affiliated companies.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
March 31, 2014

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                Balance Sheets
                          December 31, 2013 and 2012

                (In millions, except share and per share data)

                                                                                       2013        2012
                                                                                    ----------- -----------
Assets
Investments:
 Fixed maturity securities available-for-sale, at estimated fair value (amortized
   cost: $2,200 and $2,178, respectively).......................................... $     2,250 $     2,320
 Equity securities available-for-sale, at estimated fair value (cost: $46 and $48,
   respectively)...................................................................          45          45
 Mortgage loans (net of valuation allowances of $1 and $2, respectively)...........         286         284
 Policy loans......................................................................          27          27
 Other limited partnership interests...............................................          32          23
 Short-term investments, at estimated fair value...................................          75         139
 Other invested assets.............................................................          68          93
                                                                                    ----------- -----------
   Total investments...............................................................       2,783       2,931
Cash and cash equivalents..........................................................          24          27
Accrued investment income..........................................................          26          28
Premiums, reinsurance and other receivables........................................       1,829       2,485
Deferred policy acquisition costs and value of business acquired...................         291         148
Current income tax recoverable.....................................................           9           9
Other assets.......................................................................         110         115
Separate account assets............................................................      12,033      11,072
                                                                                    ----------- -----------
   Total assets.................................................................... $    17,105 $    16,815
                                                                                    =========== ===========
Liabilities and Stockholder's Equity
Liabilities
Future policy benefits............................................................. $       501 $       482
Policyholder account balances......................................................       2,748       3,077
Other policy-related balances......................................................         102         102
Payables for collateral under securities loaned and other transactions.............         266         238
Deferred income tax liability......................................................         192         326
Other liabilities..................................................................          94          78
Separate account liabilities.......................................................      12,033      11,072
                                                                                    ----------- -----------
   Total liabilities...............................................................      15,936      15,375
                                                                                    ----------- -----------
Contingencies, Commitments and Guarantees (Note 11)
Stockholder's Equity
 Common stock, par value $2 per share; 5,000,000 shares authorized;
   2,899,446 shares issued and outstanding.........................................           6           6
 Additional paid-in capital........................................................         636         636
 Retained earnings.................................................................         504         722
 Accumulated other comprehensive income (loss).....................................          23          76
                                                                                    ----------- -----------
   Total stockholder's equity......................................................       1,169       1,440
                                                                                    ----------- -----------
   Total liabilities and stockholder's equity...................................... $    17,105 $    16,815
                                                                                    =========== ===========

              See accompanying notes to the financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           Statements of Operations
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                     2013      2012     2011
                                                                  ---------- -------- --------
Revenues
Premiums......................................................... $       29 $     11 $      7
Universal life and investment-type product policy fees...........        202      198      204
Net investment income............................................        114      113      114
Fees on ceded reinsurance and other..............................         90       93      104
Net investment gains (losses):
  Other-than-temporary impairments on fixed maturity securities..         --      (2)       --
  Other net investment gains (losses)............................          1      (2)      (5)
                                                                  ---------- -------- --------
   Total net investment gains (losses)...........................          1      (4)      (5)
  Net derivative gains (losses)..................................      (442)      329      326
                                                                  ---------- -------- --------
     Total revenues..............................................        (6)      740      750
                                                                  ---------- -------- --------
Expenses
Policyholder benefits and claims.................................         48      100       59
Interest credited to policyholder account balances...............        113      118      127
Other expenses...................................................       (11)      229      259
                                                                  ---------- -------- --------
     Total expenses..............................................        150      447      445
                                                                  ---------- -------- --------
Income (loss) before provision for income tax....................      (156)      293      305
Provision for income tax expense (benefit).......................       (67)       94       90
                                                                  ---------- -------- --------
Net income (loss)................................................ $     (89) $    199 $    215
                                                                  ========== ======== ========


              See accompanying notes to the financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                   Statements of Comprehensive Income (Loss)
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                         2013      2012     2011
                                                                      ---------- -------- --------
Net income (loss).................................................... $     (89) $    199 $    215
Other comprehensive income (loss):
 Unrealized investment gains (losses), net of related offsets........       (80)       64       23
 Unrealized gains (losses) on derivatives............................        (2)      (1)       --
                                                                      ---------- -------- --------
Other comprehensive income (loss), before income tax.................       (82)       63       23
Income tax (expense) benefit related to items of other comprehensive
  income (loss)......................................................         29     (22)      (8)
                                                                      ---------- -------- --------
Other comprehensive income (loss), net of income tax.................       (53)       41       15
                                                                      ---------- -------- --------
Comprehensive income (loss).......................................... $    (142) $    240 $    230
                                                                      ========== ======== ========



              See accompanying notes to the financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      Statements of Stockholder's Equity
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                                    Accumulated Other
                                                                                      Comprehensive
                                                                                      Income (Loss)
                                                                                  ----------------------
                                                                                     Net
                                                                                  Unrealized
                                                              Additional          Investment Other-Than-     Total
                                                       Common  Paid-in   Retained   Gains     Temporary  Stockholder's
                                                       Stock   Capital   Earnings  (Losses)  Impairments    Equity
                                                       ------ ---------- -------- ---------- ----------- -------------
Balance at December 31, 2010..........................     $6       $636   $  326      $  24        $(4)        $  988
Net income (loss).....................................                        215                                  215
Other comprehensive income (loss), net of income tax..                                    16         (1)            15
                                                       ------ ---------- -------- ---------- ----------- -------------
Balance at December 31, 2011..........................      6        636      541         40         (5)         1,218
Dividend on common stock..............................                       (18)                                 (18)
Net income (loss).....................................                        199                                  199
Other comprehensive income (loss), net of income tax..                                    39           2            41
                                                       ------ ---------- -------- ---------- ----------- -------------
Balance at December 31, 2012..........................      6        636      722         79         (3)         1,440
Dividend on common stock..............................                      (129)                                (129)
Net income (loss).....................................                       (89)                                 (89)
Other comprehensive income (loss), net of income tax..                                  (54)           1          (53)
                                                       ------ ---------- -------- ---------- ----------- -------------
Balance at December 31, 2013..........................     $6       $636   $  504      $  25        $(2)        $1,169
                                                       ====== ========== ======== ========== =========== =============


              See accompanying notes to the financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           Statements of Cash Flows
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                      2013        2012        2011
                                                   ---------- ------------ ----------
Cash flows from operating activities
Net income (loss)................................. $     (89) $        199 $      215
Adjustments to reconcile net income (loss) to net
 cash provided by (used in) operating activities:
 Depreciation and amortization expenses...........          2            2          2
 Amortization of premiums and accretion of
   discounts associated with investments, net.....          3          (3)        (5)
 (Gains) losses on investments and derivatives,
   net............................................        437        (321)      (329)
 (Income) loss from equity method investments,
   net of dividends or distributions..............        (4)          (1)         --
 Interest credited to policyholder account
   balances.......................................        113          118        127
 Universal life and investment-type product
   policy fees....................................      (202)        (198)      (204)
 Change in accrued investment income..............          2            1        (4)
 Change in premiums, reinsurance and other
   receivables....................................         71           74        (6)
 Change in deferred policy acquisition costs and
   value of business acquired, net................      (135)          130        139
 Change in income tax.............................      (105)           68         91
 Change in other assets...........................        194          193        200
 Change in insurance-related liabilities and
   policy-related balances........................         19           94         34
 Change in other liabilities......................         10         (12)         14
                                                   ---------- ------------ ----------
Net cash provided by operating activities.........        316          344        274
                                                   ---------- ------------ ----------
Cash flows from investing activities
Sales, maturities and repayments of:
 Fixed maturity securities........................        794          909        696
 Equity securities................................          2            6          5
 Mortgage loans...................................         47           13          3
 Other limited partnership interests..............          1            1          4
Purchases of:
 Fixed maturity securities........................      (808)        (958)      (840)
 Equity securities................................         --         (13)       (13)
 Mortgage loans...................................       (49)         (72)       (98)
 Other limited partnership interests..............        (5)         (15)        (2)
Cash received in connection with freestanding
 derivatives......................................          1            5          1
Cash paid in connection with freestanding
 derivatives......................................       (12)          (1)         --
Issuances of loans to affiliates..................         --           --       (45)
Net change in policy loans........................        (1)          (1)          1
Net change in short-term investments..............         64         (70)       (12)
                                                   ---------- ------------ ----------
Net cash provided by (used in) investing
 activities.......................................         34        (196)      (300)
                                                   ---------- ------------ ----------
Cash flows from financing activities
Policyholder account balances:
 Deposits.........................................        632        1,077        725
 Withdrawals......................................      (882)      (1,155)      (732)
Net change in payables for collateral under
 securities loaned and other transactions.........         28         (87)         46
Dividend on common stock..........................      (129)         (18)         --
Other, net........................................        (2)           18         --
                                                   ---------- ------------ ----------
Net cash provided by (used in) financing
 activities.......................................      (353)        (165)         39
                                                   ---------- ------------ ----------
Change in cash and cash equivalents...............        (3)         (17)         13
Cash and cash equivalents, beginning of year......         27           44         31
                                                   ---------- ------------ ----------
Cash and cash equivalents, end of year............ $       24 $         27 $       44
                                                   ========== ============ ==========
Supplemental disclosures of cash flow information:
Net cash paid (received) for:
 Income tax....................................... $       34 $         27 $      (1)
                                                   ========== ============ ==========

              See accompanying notes to the financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       Notes to the Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting
Policies

Business

  MetLife Investors Insurance Company ("MLIIC"), a Missouri domiciled life insurance company (the "Company") is a wholly-owned subsidiary of MetLife, Inc. ("MetLife").

  The Company markets, administers and insures a broad range of term life, universal life and variable and fixed annuity products to individuals. The Company is licensed to conduct business in 49 states and the District of Columbia. Most of the policies issued present no significant mortality or longevity risk to the Company, but rather represent investment deposits by the policyholders.

  In the second quarter of 2013, MetLife, Inc. announced its plans to merge three U.S.-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company (the "Mergers"). The companies to be merged consist of MetLife Insurance Company of Connecticut ("MICC"), MetLife Investors USA Insurance Company ("MLI-USA") and MLIIC, each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter Reassurance Company, Ltd. ("Exeter"), a reinsurance company that mainly reinsures guarantees associated with variable annuity products. MICC, which is expected to be renamed and domiciled in Delaware, will be the surviving entity. Exeter, formerly a Cayman Islands company, was re-domesticated to Delaware in October 2013. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

Basis of Presentation

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from estimates.

  Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

 Separate Accounts

   Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if:

    .  such separate accounts are legally recognized;
    . assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
    .  investments are directed by the contractholder; and

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

    . all investment performance, net of contract fees and assessments, is passed through to the contractholder.

   The Company reports separate account assets at their fair value, which is based on the estimated fair values of the underlying assets comprising the individual separate account portfolios. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the statements of operations.

   The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Such fees are included in universal life and investment-type product policy fees in the statements of operations.

 Reclassifications

   Certain amounts in the prior years' financial statements and related footnotes thereto have been reclassified to conform with the current year presentation as discussed throughout the Notes to the Financial Statements.

Summary of Significant Accounting Policies

  The following are the Company's significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

Accounting Policy                                                                                   Note
--------------------------------------------------------------------------------------------------------
Insurance                                                                                              2
--------------------------------------------------------------------------------------------------------
Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles     3
--------------------------------------------------------------------------------------------------------
Reinsurance                                                                                            4
--------------------------------------------------------------------------------------------------------
Investments                                                                                            5
--------------------------------------------------------------------------------------------------------
Derivatives                                                                                            6
--------------------------------------------------------------------------------------------------------
Fair Value                                                                                             7
--------------------------------------------------------------------------------------------------------
Income Tax                                                                                            10
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Litigation Contingencies                                                                              11

Insurance

  Future Policy Benefit Liabilities and Policyholder Account Balances

    The Company establishes liabilities for amounts payable under insurance policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, policy lapse, renewal, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis. For long duration insurance contracts, assumptions such as mortality and interest rates are "locked in" upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation.

    The Company regularly reviews its estimates of liabilities for future policy benefits and compares them with its actual experience. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

    Policyholder account balances ("PABs") relate to contract or contract features where the Company has no significant insurance risk.

    The Company issues certain variable annuity products with guaranteed minimum benefits that provide the policyholder a minimum return based on their initial deposit (i.e., the benefit base) less withdrawals. These guarantees are accounted for as insurance liabilities or as embedded derivatives depending on how and when the benefit is paid. Specifically, a guarantee is accounted for as an embedded derivative if a guarantee is paid without requiring (i) the occurrence of specific insurable event, or (ii) the policyholder to annuitize. Alternatively, a guarantee is accounted for as an insurance liability if the guarantee is paid only upon either (i) the occurrence of a specific insurable event, or (ii) annuitization. In certain cases, a guarantee may have elements of both an insurance liability and an embedded derivative and in such cases the guarantee is split and accounted for under both models.

    Guarantees accounted for as insurance liabilities in future policy benefits include guaranteed minimum death benefits ("GMDBs"), the portion of guaranteed minimum income benefits ("GMIBs") that require annuitization, and the life-contingent portion of guaranteed minimum withdrawal benefits ("GMWBs").

    Guarantees accounted for as embedded derivatives in PABs include the non life-contingent portion of GMWBs, guaranteed minimum accumulation benefits ("GMABs") and the portion of GMIBs that do not require annuitization. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

  Other Policy-Related Balances

    Other policy-related balances include policy and contract claims and unearned revenue liabilities.

    The liability for policy and contract claims generally relates to incurred but not reported death claims, as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  of incurred but not reported claims principally from analyses of historical patterns of claims by business line. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

    The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to deferred policy acquisition costs ("DAC") as discussed further herein. Such amortization is recorded in universal life and investment-type product policy fees.

  Recognition of Insurance Revenues and Deposits

    Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided to recognize profits over the estimated lives of the insurance policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into earnings in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

    Deposits related to universal life-type and investment-type products are credited to PABs. Revenues from such contracts consist of fees for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to earnings include interest credited and benefit claims incurred in excess of related PABs.

    Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

 Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles

   The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts are capitalized as DAC. Such costs include:

    .  incremental direct costs of contract acquisition, such as commissions;
    . the portion of an employee's total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed; and
    . other essential direct costs that would not have been incurred had a policy not been acquired or renewed.

    All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    Value of business acquired ("VOBA") is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future policy and contract charges, premiums, mortality, separate account performance, surrenders, operating expenses, investment returns, nonperformance risk adjustment and other factors. Actual experience on the purchased business may vary from these projections.

  DAC and VOBA are amortized as follows:

 Products:                              In proportion to the following over
                                        estimated lives of the contracts:
 -----------------------------------------------------------------------------
 .  Fixed and variable universal life   Actual and expected future gross
    contracts                           profits.
 .  Fixed and variable deferred
    annuity contracts

   See Note 3 for additional information on DAC and VOBA amortization.

   The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

   The Company generally has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in policyholder benefits and claims. Each year, or more frequently if circumstances indicate a potential recoverability issue exists, the Company reviews deferred sales inducements to determine the recoverability of the asset.

 Reinsurance

   For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company's obligations as the primary insurer. The Company reviews all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

   For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid, and the liabilities ceded related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC when there is a gain at inception on the ceding entity and to other liabilities when there is a loss at inception. The net cost of reinsurance is recognized as a component of other expenses when there is a gain at inception and as policyholder benefits and claims when there is a loss and is subsequently amortized on a basis consistent with the methodology used for amortizing the DAC related to the

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

 underlying reinsured contracts. Subsequent amounts paid on the reinsurance of in-force blocks, as well as amounts paid related to new business, are recorded as ceded premiums and ceded premiums, reinsurance and other receivables are established.

   Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

   Premiums, fees and policyholder benefits and claims are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in fees on ceded reinsurance and other. With respect to GMIBs, a portion of the directly written GMIBs are accounted for as insurance liabilities, but the associated reinsurance agreements contain embedded derivatives. These embedded derivatives are included in premiums, reinsurance and other receivables with changes in estimated fair value reported in net derivative gains (losses).

   If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as fees on ceded reinsurance and other or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through fees on ceded reinsurance and other or other expenses, as appropriate.

 Investments

  Net Investment Income and Net Investment Gains (Losses)

    Income on investments is reported within net investment income, unless otherwise stated herein. Gains and losses on sales of investments, impairment losses and changes in valuation allowances are reported within net investment gains (losses).

  Fixed Maturity and Equity Securities

    The Company's fixed maturity and equity securities are classified as available-for-sale ("AFS") and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) ("OCI"), net of policyholder-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

    Interest income on fixed maturity securities is recognized when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Prepayment fees are recognized when earned. Dividends on equity securities are recognized when declared.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The Company periodically evaluates fixed maturity and equity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value, as well as an analysis of the gross unrealized losses by severity and/or age as described in Note 5 "-- Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities."

    For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment ("OTTI") is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either:
  (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security's amortized cost and estimated fair value. If neither of these conditions exist, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors is recorded in OCI.

    With respect to equity securities, the Company considers in its OTTI analysis its intent and ability to hold a particular equity security for a period of time sufficient to allow for the recovery of its estimated fair value to an amount equal to or greater than cost. If a sale decision is made for an equity security and recovery to an amount at least equal to cost prior to the sale is not expected, the security will be deemed to be other-than-temporarily impaired in the period that the sale decision was made and an OTTI loss will be recorded in earnings. The OTTI loss recognized is the entire difference between the security's cost and its estimated fair value.

  Mortgage Loans

    The Company disaggregates its mortgage loan investments into two portfolio segments: commercial and agricultural. The accounting policies that are applicable to all portfolio segments are presented below and the accounting policies related to each of the portfolio segments are included in Note 5.

    Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and are net of valuation allowances. Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts.

  Policy Loans

    Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractual interest rate. Generally, accrued interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as they are fully collateralized by the cash surrender value of the underlying insurance policies. Any unpaid principal or interest on the loan is deducted from the cash surrender value or the death benefit prior to settlement of the insurance policy.

  Other Limited Partnership Interests

    The Company uses the equity method of accounting for investments in equity securities when it has significant influence or at least 20% interest and other limited partnership interests ("investees") when it has

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  more than a minor ownership interest or more than a minor influence over the investee's operations, but does not have a controlling financial interest. The Company generally recognizes its share of the investee's earnings on a three-month lag in instances where the investee's financial information is not sufficiently timely or when the investee's reporting period differs from the Company's reporting period.

    The Company uses the cost method of accounting for investments in which it has virtually no influence over the investee's operations. The Company recognizes distributions on cost method investments as earned or received. Because of the nature and structure of these cost method investments, they do not meet the characteristics of an equity security in accordance with applicable accounting standards.

    The Company routinely evaluates its equity method and cost method investments for impairment. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. The Company considers its cost method investments for impairment when the carrying value of such investments exceeds the net asset value ("NAV"). The Company takes into consideration the severity and duration of this excess when determining whether the cost method investment is impaired.

  Short-term Investments

    Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at estimated fair value or amortized cost, which approximates estimated fair value.

  Other Invested Assets

    Other invested assets consist principally of the following:

    . Loans to affiliates are stated at unpaid principal balance, adjusted for any unamortized premium or discount.
    . Freestanding derivatives with positive estimated fair values are described in "--Derivatives" below.

  Securities Lending Program

    Securities lending transactions, whereby blocks of securities are loaned to third parties, primarily brokerage firms and commercial banks, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company obtains collateral at the inception of the loan, usually cash, in an amount generally equal to 102% of the estimated fair value of the securities loaned, and maintains it at a level greater than or equal to 100% for the duration of the loan. The Company is liable to return to the counterparties the cash collateral received. Security collateral on deposit from counterparties in connection with the securities lending transactions may not be sold or repledged, unless the counterparty is in default, and is not reflected in the financial statements. The Company monitors the estimated fair value of the securities loaned on a daily basis and additional collateral is obtained as necessary. Income and expenses associated with securities lending transactions are reported as investment income and investment expense, respectively, within net investment income.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


 Derivatives

  Freestanding Derivatives

    Freestanding derivatives are carried in the Company's balance sheets either as assets within other invested assets or as liabilities within other liabilities at estimated fair value. The Company does not offset the fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

    Accruals on derivatives are generally recorded in accrued investment income or within other liabilities. However, accruals that are not scheduled to settle within one year are included with the derivatives carrying value in other invested assets or other liabilities.

    If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are reported in net derivative gains (losses).

  Hedge Accounting

    To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. Hedge designation and financial statement presentation of changes in estimated fair value of the hedging derivatives are as follows:

   . Fair value hedge (a hedge of the estimated fair value of a recognized asset or liability)--in net derivative gains (losses), consistent with the change in fair value of the hedged item attributable to the designated risk being hedged.

   . Cash flow hedge (a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability)--effectiveness in OCI (deferred gains or losses on the derivative are reclassified into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item); ineffectiveness in net derivative gains (losses).

    The changes in estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the statement of operations within interest income or interest expense to match the location of the hedged item.

    In its hedge documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at least quarterly throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

    When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried in the balance sheets at its estimated fair value, with changes in estimated fair value recognized in net derivative gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in OCI related to discontinued cash flow hedges are released into the statements of operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

    When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried in the balance sheets at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in OCI pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in net derivative gains (losses).

    In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value in the balance sheets, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

  Embedded Derivatives

    The Company sells variable annuities and issues certain insurance products and investment contracts and is a party to certain reinsurance agreements that have embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if:

   . the combined instrument is not accounted for in its entirety at fair value with changes in fair value recorded in earnings;
   . the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; and
   . a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument.

    Such embedded derivatives are carried in the balance sheets at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income. Additionally, the

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income if that contract contains an embedded derivative that requires bifurcation. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

 Fair Value

   Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

   Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the estimated fair value of assets and liabilities.

 Goodwill

   Goodwill, which is included in other assets, is the excess of cost over the estimated fair value of net assets acquired which represents the future economic benefits arising from such net assets acquired that could not be individually identified. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter. Goodwill associated with a business acquisition is not tested for impairment during the year the business is acquired unless there is a significant identified impairment event.

   Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. Management has concluded that the Company has one reporting unit.

   For purposes of goodwill impairment testing, if the carrying value of a reporting unit exceeds its estimated fair value, there may be an indication of impairment. In such instances, the implied fair value of the goodwill is determined in the same manner as the amount of goodwill that would be determined in a business combination. The excess of the carrying value of goodwill over the implied fair value of goodwill would be recognized as an impairment and recorded as a charge against net income.

   In performing the Company's goodwill impairment test, the estimated fair value of the reporting unit is determined using a market multiple approach. When further corroboration is required, the Company uses a discounted cash flow approach. The Company may use additional valuation methodologies when appropriate.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   The key inputs, judgments and assumptions necessary in determining estimated fair value of the reporting unit include projected operating earnings, current book value, the level of economic capital required to support the mix of business, long-term growth rates, comparative market multiples, the account value of in-force business, projections of new and renewal business, as well as margins on such business, the level of interest rates, credit spreads, equity market levels, and the discount rate that the Company believes is appropriate for the reporting unit.

   The Company applies significant judgment when determining the estimated fair value of its reporting unit. The valuation methodologies utilized are subject to key judgments and assumptions that are sensitive to change. Estimates of fair value are inherently uncertain and represent only management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of the Company's reporting unit could result in goodwill impairments in future periods which could adversely affect the Company's results of operations or financial position.

   In 2013, the Company performed its annual goodwill impairment test using the market multiple valuation approach. The analysis results indicated that the fair value of the reporting unit was in excess of its carrying value and, therefore, goodwill was not impaired. On an ongoing basis, the Company evaluates potential triggering events that may affect the estimated fair value of the Company's reporting unit to assess whether any goodwill impairment exists. Deteriorating or adverse market conditions may have an impact on the estimated fair value and could result in future impairments of goodwill. The Company has no accumulated goodwill impairment as of December 31, 2013. Goodwill was $33 million at both December 31, 2013 and 2012.

 Income Tax

   The Company joined with MetLife and its includable subsidiaries in filing a consolidated U.S. life and non-life federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. Current taxes (and the benefits of tax attributes such as losses) are allocated to the Company under the consolidated tax return regulations and a tax sharing agreement. Under the consolidated tax return regulations, MetLife has elected the "percentage method" (and 100 percent under such method) of reimbursing companies for tax attributes such as losses. As a result, 100 percent of tax attributes such as losses are reimbursed by MetLife to the extent that consolidated federal income tax of the consolidated federal tax return group is reduced in a year by tax attributes such as losses. Profitable subsidiaries pay to MetLife each year the federal income tax which such profitable subsidiary would have paid that year based upon that year's taxable income. If the Company has current or prior deductions and credits (including but not limited to losses) which reduce the consolidated tax liability of the consolidated federal tax return group, the deductions and credits are characterized as realized (or realizable) by the Company when those tax attributes are realized (or realizable) by the consolidated federal tax return group, even if the Company would not have realized the attributes on a stand-alone basis under a "wait and see" method.

   The Company's accounting for income taxes represents management's best estimate of various events and transactions.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

   The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Factors in management's determination include the performance of the business and its ability to generate capital gains. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

  . future taxable income exclusive of reversing temporary differences and carryforwards;
  .  future reversals of existing taxable temporary differences;
  . taxable income in prior carryback years; and . tax planning strategies.

   The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the financial statements in the year these changes occur.

   The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

   The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

 Litigation Contingencies

   The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are recognized as incurred. On an annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


 Other Accounting Policies

  Cash and Cash Equivalents

    The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

  Computer Software

    Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $15 million and $14 million at December 31, 2013 and 2012, respectively. Accumulated amortization of capitalized software was $8 million and $6 million at December 31, 2013 and 2012, respectively. Related amortization expense was $2 million for each of the years ended December 31, 2013, 2012 and 2011.

  Fees on Ceded Reinsurance and Other

    Fees on ceded reinsurance and other primarily include, in addition to items described elsewhere herein, fee income on financial reinsurance agreements. Such fees are recognized in the period in which services are performed.

Adoption of New Accounting Pronouncements

  Effective July 17, 2013, the Company adopted new guidance regarding derivatives that permits the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to the United States Treasury and London Interbank Offered Rate. Also, this new guidance removes the restriction on using different benchmark rates for similar hedges. The new guidance did not have a material impact on the financial statements upon adoption, but may impact the selection of benchmark interest rates for hedging relationships in the future.

  Effective January 1, 2013, the Company adopted new guidance regarding comprehensive income that requires an entity to provide information about the amounts reclassified out of accumulated OCI ("AOCI") by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The adoption was prospectively applied and resulted in additional disclosures in Note 8.

  Effective January 1, 2013, the Company adopted new guidance regarding balance sheet offsetting disclosures which requires an entity to disclose information about offsetting and related arrangements for derivatives, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

borrowing and lending transactions, to enable users of its financial statements to understand the effects of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The adoption was retrospectively applied and resulted in additional disclosures related to derivatives in Note 6.

  On January 1, 2012, the Company adopted new guidance regarding accounting for DAC, which was retrospectively applied. The guidance specifies that only costs related directly to successful acquisition of new or renewal contracts can be capitalized as DAC; all other acquisition-related costs must be expensed as incurred. As a result, certain sales manager compensation and administrative costs previously capitalized by the Company will no longer be deferred.

  On January 1, 2012, the Company adopted new guidance regarding comprehensive income, which was retrospectively applied, that provides companies with the option to present the total of comprehensive income, components of net income, and the components of OCI either in a single continuous statement of comprehensive income or in two separate but consecutive statements in annual financial statements. The standard eliminates the option to present components of OCI as part of the statement of changes in stockholder's equity. The Company adopted the two-statement approach for annual financial statements.

  Effective January 1, 2012, the Company adopted new guidance regarding fair value measurements that establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards. Some of the amendments clarify the Financial Accounting Standards Board's ("FASB") intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption did not have a material impact on the Company's financial statements other than the expanded disclosures in Note 7.

Future Adoption of New Accounting Pronouncements

  In February 2013, the FASB issued new guidance regarding liabilities (Accounting Standards Update 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date), effective retrospectively for fiscal years beginning after December 15, 2013 and interim periods within those years. The amendments require an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. In addition, the amendments require an entity to disclose the nature and amount of the obligation, as well as other information about the obligation. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

2. Insurance


Insurance Liabilities

  Future policy benefits are measured as follows:

   Product Type:                      Measurement Assumptions:
   -------------------------------------------------------------------------
   Nonparticipating life              Aggregate of the present value of
                                      expected future benefit payments and
                                      related expenses less the present
                                      value of expected future net
                                      premiums. Assumptions as to mortality
                                      and persistency are based upon the
                                      Company's experience when the basis
                                      of the liability is established.
                                      Interest rate assumptions for the
                                      aggregate future policy benefit
                                      liabilities are 5%.
   -------------------------------------------------------------------------
   Traditional fixed annuities after  Present value of expected future
   annuitization                      payments. Interest rate assumptions
                                      used in establishing such liabilities
                                      range from 3% to 8%.
   -------------------------------------------------------------------------

  PABs are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; and (ii) credited interest, ranging from 1% to 8%, less expenses, mortality charges and withdrawals.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

2. Insurance (continued)


Guarantees

  The Company issues variable annuity products with guaranteed minimum benefits. The non-life contingent portion of GMWBs and the portion of certain GMIBs that does not require annuitization are accounted for as embedded derivatives in PABs and are further discussed in Note 6. Guarantees accounted for as insurance liabilities include:

    Guarantee:                                 Measurement Assumptions:
    ------------------------------------------------------------------------
    GMDBs  .  A return of purchase payment  .  Present value of expected
              upon death even if the           death benefits in excess of
              account value is reduced to      the projected account
              zero.                            balance recognizing the
                                               excess ratably over the
                                               accumulation period based on
                                               the present value of total
                                               expected assessments.

           .  An enhanced death benefit     .  Assumptions are consistent
              may be available for an          with those used for
              additional fee.                  amortizing DAC, and are thus
                                               subject to the same
                                               variability and risk.

                                            .  Investment performance and
                                               volatility assumptions are
                                               consistent with the
                                               historical experience of the
                                               appropriate underlying
                                               equity index, such as the
                                               Standard & Poor's Ratings
                                               Services ("S&P") 500 Index.

                                            .  Benefit assumptions are
                                               based on the average
                                               benefits payable over a
                                               range of scenarios.
    ------------------------------------------------------------------------
    GMIBs  .  After a specified period of   .  Present value of expected
              time determined at the time      income benefits in excess of
              of issuance of the variable      the projected account
              annuity contract, a minimum      balance at any future date
              accumulation of purchase         of annuitization and
              payments, even if the            recognizing the excess
              account value is reduced to      ratably over the
              zero, that can be annuitized     accumulation period based on
              to receive a monthly income      present value of total
              stream that is not less than     expected assessments.
              a specified amount.
           .  Certain contracts also        .  Assumptions are consistent
              provide for a guaranteed         with those used for
              lump sum return of purchase      estimating GMDB liabilities.
              premium in lieu of the
              annuitization benefit.

                                            .  Calculation incorporates an
                                               assumption for the
                                               percentage of the potential
                                               annuitizations that may be
                                               elected by the
                                               contractholder.
    ------------------------------------------------------------------------
    GMWBs  .  A return of purchase payment  .  Expected value of the life
              via partial withdrawals,         contingent payments and
              even if the account value is     expected assessments using
              reduced to zero, provided        assumptions consistent with
              that cumulative withdrawals      those used for estimating
              in a contract year do not        the GMDB liabilities.
              exceed a certain limit.

           .  Certain contracts include
              guaranteed withdrawals that
              are life contingent.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

2. Insurance (continued)


  Information regarding the liabilities for guarantees (excluding base policy liabilities and embedded derivatives) relating to annuity contracts was as follows:

                                            Annuity Contracts
                                            ----------------
                                             GMDBs    GMIBs    Total
                                            -------  -------- --------
                                                  (In millions)
           Direct
           Balance at January 1, 2011...... $    32  $     88 $    120
           Incurred guaranteed benefits....      17        31       48
           Paid guaranteed benefits........     (7)        --      (7)
                                            -------  -------- --------
           Balance at December 31, 2011....      42       119      161
           Incurred guaranteed benefits....      10        98      108
           Paid guaranteed benefits........     (9)        --      (9)
                                            -------  -------- --------
           Balance at December 31, 2012....      43       217      260
           Incurred guaranteed benefits....      11         1       12
           Paid guaranteed benefits........     (5)        --      (5)
                                            -------  -------- --------
           Balance at December 31, 2013.... $    49  $    218 $    267
                                            =======  ======== ========
           Ceded
           Balance at January 1, 2011...... $    32  $     30 $     62
           Incurred guaranteed benefits....      17        11       28
           Paid guaranteed benefits........     (7)        --      (7)
                                            -------  -------- --------
           Balance at December 31, 2011....      42        41       83
           Incurred guaranteed benefits....      10        34       44
           Paid guaranteed benefits........     (9)        --      (9)
                                            -------  -------- --------
           Balance at December 31, 2012....      43        75      118
           Incurred guaranteed benefits....      11         1       12
           Paid guaranteed benefits........     (5)        --      (5)
                                            -------  -------- --------
           Balance at December 31, 2013.... $    49  $     76 $    125
                                            =======  ======== ========
           Net
           Balance at January 1, 2011...... $    --  $     58 $     58
           Incurred guaranteed benefits....      --        20       20
           Paid guaranteed benefits........      --        --       --
                                            -------  -------- --------
           Balance at December 31, 2011....      --        78       78
           Incurred guaranteed benefits....      --        64       64
           Paid guaranteed benefits........      --        --       --
                                            -------  -------- --------
           Balance at December 31, 2012....      --       142      142
           Incurred guaranteed benefits....      --        --       --
           Paid guaranteed benefits........      --        --       --
                                            -------  -------- --------
           Balance at December 31, 2013.... $    --  $    142 $    142
                                            =======  ======== ========

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

2. Insurance (continued)


  Account balances of contracts with insurance guarantees were invested in separate account asset classes as follows at:

                                          December 31,
                                       -------------------
                                         2013      2012
                                       --------- ---------
                                          (In millions)
                      Fund Groupings:
                      Balanced........ $   7,255 $   6,507
                      Equity..........     4,086     3,816
                      Bond............       551       588
                      Money Market....        98       118
                                       --------- ---------
                       Total.......... $  11,990 $  11,029
                                       ========= =========

  Based on the type of guarantee, the Company defines net amount at risk as listed below. These amounts include direct business, but exclude offsets from hedging or reinsurance, if any.

 Variable Annuity Guarantees

  In the Event of Death

    Defined as the death benefit less the total contract account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date and includes any additional contractual claims associated with riders purchased to assist with covering income taxes payable upon death.

  At Annuitization

    Defined as the amount (if any) that would be required to be added to the total contract account value to purchase a lifetime income stream, based on current annuity rates, equal to the minimum amount provided under the guaranteed benefit. This amount represents the Company's potential economic exposure to such guarantees in the event all contractholders were to annuitize on the balance sheet date, even though the contracts contain terms that allow annuitization of the guaranteed amount only after the 10th anniversary of the contract, which not all contractholders have achieved.

    Information regarding the types of guarantees relating to annuity contracts was as follows at:

                                                                 December 31,
                                           ---------------------------------------------------------
                                                       2013                         2012
                                           ---------------------------- ----------------------------
                                               In the          At           In the          At
                                           Event of Death Annuitization Event of Death Annuitization
                                           -------------- ------------- -------------- -------------
                                                                 (In millions)
Annuity Contracts (1)
Variable Annuity Guarantees
Total contract account value..............  $    13,348    $     8,712   $    12,309    $     7,963
Separate account value....................  $    12,841    $     8,470   $    11,797    $     7,715
Net amount at risk........................  $       327    $       116   $       594    $       554
Average attained age of contractholders...     67 years       66 years      66 years       65 years

--------

(1)The Company's annuity contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

2. Insurance (continued)


Obligations Under Funding Agreements

  MLIIC is a member of the Federal Home Loan Bank ("FHLB") of Des Moines. Holdings of the FHLB of Des Moines common stock, included in equity securities, were as follows at:

                                              December 31,
                                              -------------
                                              2013   2012
                                              -----  -----
                                              (In millions)
                       FHLB of Des Moines.... $  26  $  28

  The Company has also entered into funding agreements with the FHLB of Des Moines. The liability for such funding agreements is included in PABs. Information related to such funding agreements was as follows at:

                                     Liability        Collateral
                                   ------------- ---------------------
                                              December 31,
                                   -----------------------------------
                                    2013   2012     2013       2012
                                   ------ ------ ---------- ----------
                                              (In millions)
         FHLB of Des Moines (1)... $  405 $  405 $  477 (2) $  604 (2)

--------

(1)Represents funding agreements issued to the FHLB of Des Moines in exchange for cash and for which the FHLB of Des Moines has been granted a lien on certain assets, some of which are in the custody of the FHLB of Des Moines, including residential mortgage-backed securities ("RMBS"), to collateralize obligations under advances evidenced by funding agreements. The Company is permitted to withdraw any portion of the collateral in the custody of the FHLB of Des Moines as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by the Company, the FHLB of Des Moines' recovery on the collateral is limited to the amount of the Company's liability to the FHLB of Des Moines.

(2)Advances are collateralized by mortgage-backed securities. The amount of collateral presented is at estimated fair value.

Separate Accounts

  Separate account assets and liabilities consist of pass-through separate accounts totaling $12.0 billion and $11.1 billion at December 31, 2013 and 2012, respectively, for which the policyholder assumes all investment risk.

  For the years ended December 31, 2013, 2012 and 2011, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

3. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles

  See Note 1 for a description of capitalized acquisition costs.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

3. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles (continued)


Fixed and Variable Universal Life Contracts and Fixed and Variable Deferred Annuity Contracts

  The Company amortizes DAC and VOBA related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

Factors Impacting Amortization

  Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period, which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

  The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross profits. These assumptions primarily relate to investment returns, interest crediting rates, mortality, persistency and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

  Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

3. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles (continued)

within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC or VOBA is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC or VOBA amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Amortization of DAC and VOBA is attributed to net investment gains (losses) and net derivative gains (losses), and to other expenses for the amount of gross profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

  Information regarding DAC and VOBA was as follows:

                                                                     Years Ended December 31,
                                                                     ------------------------
                                                                      2013     2012    2011
                                                                      ------  ------  ------
                                                                        (In millions)
DAC
Balance at January 1,............................................... $   97   $  220  $  352
Capitalizations.....................................................      6       19      34
Amortization related to:
  Net investment gains (losses) and net derivative gains (losses)...    122     (96)    (84)
  Other expenses....................................................   (27)     (38)    (76)
                                                                      ------  ------  ------
   Total amortization...............................................     95    (134)   (160)
                                                                      ------  ------  ------
Unrealized investment gains (losses)................................      8      (8)     (6)
Other (1)...........................................................     38       --      --
                                                                      ------  ------  ------
Balance at December 31,.............................................    244       97     220
                                                                      ------  ------  ------
VOBA
Balance at January 1,...............................................     51       66      79
  Total amortization related to other expenses......................    (6)     (14)    (12)
Unrealized investment gains (losses)................................      2      (1)     (1)
                                                                      ------  ------  ------
Balance at December 31,.............................................     47       51      66
                                                                      ------  ------  ------
Total DAC and VOBA
Balance at December 31,............................................. $  291   $  148  $  286
                                                                      ======  ======  ======

--------

(1)The year ended December 31, 2013 includes $38 million that was reclassified to DAC from premiums, reinsurance and other receivables. The amounts reclassified relate to an affiliated reinsurance agreement accounted for using the deposit method of accounting and represent the DAC amortization on the expense allowances ceded on the agreement from inception. These amounts were previously included in the calculated value of the deposit receivable on this agreement and recorded within premiums, reinsurance and other receivables.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

3. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles (continued)


  Information regarding other policy-related intangibles was as follows:

                                             Years Ended December 31,
                                             ------------------------
                                             2013     2012    2011
                                              -----    -----   -----
                                               (In millions)
                 Deferred Sales Inducements
                 Balance at January 1,...... $  65    $  71   $  84
                 Capitalization.............    --        1       3
                 Amortization...............   (2)      (7)    (16)
                                              -----    -----   -----
                 Balance at December 31,.... $  63    $  65   $  71
                                              =====    =====   =====

  The estimated future amortization expense to be reported in other expenses for the next five years is as follows:

                                                     VOBA
                                                 -------------
                                                 (In millions)
                  2014.......................... $          12
                  2015.......................... $          10
                  2016.......................... $           9
                  2017.......................... $           6
                  2018.......................... $           6

4. Reinsurance

  The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products. The Company participates in reinsurance activities in order to limit losses and minimize exposure to significant risks.

  Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed in Note 5.

  For its individual life insurance products, the Company has historically reinsured the mortality risk primarily on an excess of retention basis or on a quota share basis. In addition to reinsuring mortality risk as described above, the Company reinsures other risks, as well as specific coverages. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics.

  The Company currently reinsures 100% of the living and death benefit guarantees issued in connection with its variable annuities to affiliated reinsurers. Under these reinsurance agreements, the Company pays a reinsurance premium generally based on fees associated with the guarantees collected from policyholders, and receives reimbursement for benefits paid or accrued in excess of account values, subject to certain limitations. The Company also reinsures 90% of its fixed annuities to an affiliated reinsurer. The value of the embedded

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

4. Reinsurance (continued)

derivatives on the ceded risk is determined using a methodology consistent with the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

  The Company has exposure to catastrophes which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks.

  The Company reinsures its remaining business through a diversified group of well-capitalized reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at December 31, 2013 and 2012, were not significant.

  The Company had $6 million and $8 million of unsecured unaffiliated ceded reinsurance recoverable balances at December 31, 2013 and 2012, respectively. Of these totals, 100% were with the Company's five largest unaffiliated ceded reinsurers at both December 31, 2013 and 2012.

  The amounts in the statements of operations include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows:

                                                                  Years Ended December 31,
                                                                  -----------------------
                                                                   2013     2012    2011
                                                                  -------  ------- -------
                                                                       (In millions)
Premiums
  Direct premiums................................................ $    30  $    12 $     8
  Reinsurance ceded..............................................     (1)      (1)     (1)
                                                                  -------  ------- -------
   Net premiums.................................................. $    29  $    11 $     7
                                                                  =======  ======= =======
Universal life and investment-type product policy fees
  Direct universal life and investment-type product policy fees.. $   244  $   237 $   240
  Reinsurance ceded..............................................    (42)     (39)    (36)
                                                                  -------  ------- -------
   Net universal life and investment-type product policy fees.... $   202  $   198 $   204
                                                                  =======  ======= =======
Fees on ceded reinsurance and other
  Direct fees on ceded reinsurance and other..................... $    25  $    25 $    26
  Reinsurance ceded..............................................      65       68      78
                                                                  -------  ------- -------
   Net fees on ceded reinsurance and other....................... $    90  $    93 $   104
                                                                  =======  ======= =======
Policyholder benefits and claims
  Direct policyholder benefits and claims........................ $    61  $   144 $    92
  Reinsurance ceded..............................................    (13)     (44)    (33)
                                                                  -------  ------- -------
   Net policyholder benefits and claims.......................... $    48  $   100 $    59
                                                                  =======  ======= =======

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

4. Reinsurance (continued)


  The amounts in the balance sheets include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows at:

                                                         December 31,
                                       -------------------------------------------------
                                                 2013                     2012
                                       ------------------------ ------------------------
                                                        Total                    Total
                                                       Balance                  Balance
                                       Direct  Ceded    Sheet   Direct  Ceded    Sheet
                                       ------ -------- -------- ------ -------- --------
                                                         (In millions)
Assets
Premiums, reinsurance and other
  receivables......................... $   26 $  1,803 $  1,829 $   26 $  2,459 $  2,485
Deferred policy acquisition costs and
  value of business acquired..........    311     (20)      291    207     (59)      148
                                       ------ -------- -------- ------ -------- --------
 Total assets......................... $  337 $  1,783 $  2,120 $  233 $  2,400 $  2,633
                                       ====== ======== ======== ====== ======== ========

  Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. Deposit assets and deposit liabilities, if any, are the result of affiliated reinsurance transactions. See " Related Party Reinsurance Transactions."

Related Party Reinsurance Transactions

  The Company has reinsurance agreements with certain MetLife subsidiaries, including Metropolitan Life Insurance Company, General American Life Insurance Company, Exeter and MICC, all of which are related parties.

  Information regarding the significant effects of affiliated reinsurance included in the statements of operations was as follows:

                                                        Years Ended December 31,
                                                        -----------------------
                                                         2013     2012    2011
                                                        -------  ------- -------
                                                             (In millions)
Premiums
Reinsurance ceded...................................... $    --  $   (1) $    --
Universal life and investment-type product policy fees
Reinsurance ceded...................................... $  (41)  $  (39) $  (35)
Fees on ceded reinsurance and other
Reinsurance ceded...................................... $    65  $    68 $    78
Policyholder benefits and claims
Reinsurance ceded...................................... $  (13)  $  (44) $  (31)

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

4. Reinsurance (continued)


  Information regarding the significant effects of ceded affiliated reinsurance included in the balance sheets was as follows at:

                                                                       December 31,
                                                                     -----------------
                                                                       2013     2012
                                                                     -------- --------
                                                                       (In millions)
Assets
Premiums, reinsurance and other receivables......................... $  1,798 $  2,451
Deferred policy acquisition costs and value of business acquired....     (20)     (59)
                                                                     -------- --------
  Total assets...................................................... $  1,778 $  2,392
                                                                     ======== ========

  The Company ceded risks to affiliates related to guaranteed minimum benefit guarantees written directly by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their fair value are included within net derivative gains (losses). The embedded derivatives associated with the cessions are included within premiums, reinsurance and other receivables and were assets of $376 million and $959 million at December 31, 2013 and 2012, respectively. Net derivative gains (losses) associated with the embedded derivatives were ($639) million, $190 million and $380 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts and irrevocable letters of credit. The Company had $1.3 billion and $1.4 billion of unsecured affiliated reinsurance recoverable balances at December 31, 2013 and 2012, respectively.

  Affiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on affiliated reinsurance were $1.3 billion and $1.4 billion at December 31, 2013 and 2012, respectively. There were no deposit liabilities on affiliated reinsurance at both December 31, 2013 and 2012.

5. Investments

  See Note 7 for information about the fair value hierarchy for investments and the related valuation methodologies.

Investment Risks and Uncertainties

  Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation, currency and real estate risk. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of variable interest entities ("VIEs"). The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the financial statements.

  The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


  The recognition of income on certain investments (e.g. structured securities, including mortgage-backed securities, asset-backed securities ("ABS") and certain structured investment transactions) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

Fixed Maturity and Equity Securities AFS

 Fixed Maturity and Equity Securities AFS by Sector

   The following table presents the fixed maturity and equity securities AFS by sector. Redeemable preferred stock is reported within U.S. corporate fixed maturity securities and non-redeemable preferred stock is reported within equity securities. Included within fixed maturity securities are structured securities including RMBS, commercial mortgage-backed securities ("CMBS") and ABS.

                                                December 31, 2013                          December 31, 2012
                                    ------------------------------------------ ------------------------------------------
                                                 Gross Unrealized                           Gross Unrealized
                                     Cost or  ---------------------- Estimated  Cost or  ---------------------- Estimated
                                    Amortized       Temporary  OTTI    Fair    Amortized       Temporary  OTTI    Fair
                                      Cost    Gains  Losses   Losses   Value     Cost    Gains  Losses   Losses   Value
                                    --------- ----- --------- ------ --------- --------- ----- --------- ------ ---------
                                                                        (In millions)
Fixed maturity securities
U.S. corporate.....................  $   825  $ 55    $  8     $ --   $   872   $   913  $  87   $  1     $ --   $   999
U.S. Treasury and agency...........      469     2      14       --       457       391      6     --       --       397
RMBS...............................      312    12       7        5       312       286     21      4        6       297
CMBS...............................      293     8       4       --       297       302     17     --       --       319
Foreign corporate..................      223     9       3       --       229       209     14      1       --       222
ABS................................       51     2      --       --        53        51      4      1       --        54
State and political subdivision....       17     2      --       --        19        17      3     --       --        20
Foreign government.................       10     1      --       --        11         9      3     --       --        12
                                     -------  ----    ----     ----   -------   -------  -----   ----     ----   -------
 Total fixed maturity securities...  $ 2,200  $ 91    $ 36     $  5   $ 2,250   $ 2,178  $ 155   $  7     $  6   $ 2,320
                                     =======  ====    ====     ====   =======   =======  =====   ====     ====   =======
Equity securities
Common stock.......................  $    26  $ --    $ --     $ --   $    26   $    28  $  --   $ --     $ --   $    28
Non-redeemable preferred stock.....       20    --       1       --        19        20     --      3       --        17
                                     -------  ----    ----     ----   -------   -------  -----   ----     ----   -------
 Total equity securities...........  $    46  $ --    $  1     $ --   $    45   $    48  $  --   $  3     $ --   $    45
                                     =======  ====    ====     ====   =======   =======  =====   ====     ====   =======

   The Company held non-income producing fixed maturity securities with an estimated fair value of less than $1 million with unrealized gains (losses) of less than $1 million at both December 31, 2013 and 2012.

 Methodology for Amortization of Premium and Accretion of Discount on Structured Securities

   Amortization of premium and accretion of discount on structured securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and ABS are estimated using inputs obtained from third-party specialists and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and ABS and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and ABS, the effective yield is recalculated on a retrospective basis.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


 Maturities of Fixed Maturity Securities

   The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at:

                                                            December 31,
                                              -----------------------------------------
                                                      2013                 2012
                                              -------------------- --------------------
                                              Amortized Estimated  Amortized Estimated
                                                Cost    Fair Value   Cost    Fair Value
                                              --------- ---------- --------- ----------
                                                            (In millions)
Due in one year or less...................... $    240   $    242  $    306   $    308
Due after one year through five years........      487        512       446        476
Due after five years through ten years.......      566        595       588        657
Due after ten years..........................      251        239       199        209
                                              --------   --------  --------   --------
  Subtotal...................................    1,544      1,588     1,539      1,650
Structured securities (RMBS, CMBS and ABS)...      656        662       639        670
                                              --------   --------  --------   --------
  Total fixed maturity securities............ $  2,200   $  2,250  $  2,178   $  2,320
                                              ========   ========  ========   ========

   Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. RMBS, CMBS and ABS are shown separately, as they are not due at a single maturity.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


 Continuous Gross Unrealized Losses for Fixed Maturity and Equity Securities AFS by Sector

   The following table presents the estimated fair value and gross unrealized losses of fixed maturity and equity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position.

                                              December 31, 2013                         December 31, 2012
                                  ----------------------------------------- -----------------------------------------
                                                       Equal to or Greater                       Equal to or Greater
                                  Less than 12 Months     than 12 Months    Less than 12 Months     than 12 Months
                                  -------------------- -------------------- -------------------- --------------------
                                  Estimated   Gross    Estimated   Gross    Estimated   Gross    Estimated   Gross
                                    Fair    Unrealized   Fair    Unrealized   Fair    Unrealized   Fair    Unrealized
                                    Value     Losses     Value     Losses     Value     Losses     Value     Losses
                                  --------- ---------- --------- ---------- --------- ---------- --------- ----------
                                                      (In millions, except number of securities)
Fixed maturity securities
U.S. corporate...................  $   84     $   7      $  13     $   1      $  20      $  1      $   9     $  --
U.S. Treasury and agency.........     169        14         --        --         60        --         --        --
RMBS.............................      84         4         34         8         --        --         49        10
CMBS.............................      73         4         --        --          4        --         15        --
Foreign corporate................      27         2          7         1          2        --          7         1
ABS..............................       7        --          5        --         --        --          5         1
Foreign government...............       1        --          1        --          1        --         --        --
                                   ------     -----      -----     -----      -----      ----      -----     -----
Total fixed maturity securities..  $  445     $  31      $  60     $  10      $  87      $  1      $  85     $  12
                                   ======     =====      =====     =====      =====      ====      =====     =====
Equity securities
Non-redeemable preferred
 stock...........................  $   --     $  --      $  18     $   1      $  --      $ --      $  17     $   3
                                   ------     -----      -----     -----      -----      ----      -----     -----
Total number of securities in an
 unrealized loss position........      87                   18                   18                   22
                                   ======                =====                =====                =====

 Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities

  Evaluation and Measurement Methodologies

    Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below cost or amortized cost;
  (ii) the potential for impairments when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments where the issuer, series of issuers or industry has suffered a catastrophic loss or has exhausted natural resources; (vi) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers; (vii) with respect to structured securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


    The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

   . The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

   . When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

   . Additional considerations are made when assessing the unique features that apply to certain structured securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

   . When determining the amount of the credit loss for U.S. and foreign corporate securities, state and political subdivision securities and foreign government securities, the estimated fair value is considered the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described above, as well as any private and public sector programs to restructure such securities.

    With respect to securities that have attributes of debt and equity (perpetual hybrid securities), consideration is given in the OTTI analysis as to whether there has been any deterioration in the credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. Consideration is also given as to whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

    The cost or amortized cost of fixed maturity and equity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


    In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

  Current Period Evaluation

    Based on the Company's current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company has concluded that these securities are not other-than-temporarily impaired at December 31, 2013. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), and changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

    Gross unrealized losses on fixed maturity securities increased $28 million during the year ended December 31, 2013 from $13 million to $41 million. The increase in gross unrealized losses for the year ended December 31, 2013, was primarily attributable to an increase in interest rates, partially offset by narrowing credit spreads.

    At December 31, 2013, $5 million of the total $41 million of gross unrealized losses were from one below investment grade fixed maturity security with an unrealized loss position of 20% or more of amortized cost for six months or greater. Unrealized losses on the below investment grade fixed maturity security are related to non-agency RMBS (alternative residential mortgage loans) and are the result of significantly wider credit spreads resulting from higher risk premiums since purchase, largely due to economic and market uncertainties including concerns over unemployment levels and valuations of residential real estate supporting non-agency RMBS. Management evaluates non-agency RMBS based on actual and projected cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security.

  Equity Securities

    Gross unrealized losses on equity securities decreased $2 million during the year ended December 31, 2013 from $3 million to $1 million. None of the $1 million of gross unrealized losses were from equity securities with gross unrealized losses of 20% or more of cost for 12 months or greater.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


Mortgage Loans

 Mortgage Loans by Portfolio Segment

  Mortgage loans are summarized as follows at:

                                                  December 31,
                                 ---------------------------------------------
                                           2013                   2012
                                 -----------------------  --------------------
                                   Carrying                 Carrying     % of
                                     Value     % of Total     Value      Total
                                 ------------- ---------- ------------- ------
                                 (In millions)            (In millions)
Mortgage loans:
  Commercial....................    $  246        86.0 %     $  238      83.8 %
  Agricultural..................        41         14.3          48       16.9
                                    ------       ------      ------     ------
   Subtotal (1).................       287        100.3         286      100.7
  Valuation allowances..........       (1)        (0.3)         (2)      (0.7)
                                    ------       ------      ------     ------
   Total mortgage loans, net....    $  286       100.0 %     $  284     100.0 %
                                    ======       ======      ======     ======

--------

(1)The Company did not purchase any mortgage loans during the year ended December 31, 2013. In 2012, the Company purchased $48 million of mortgage loans, of which $38 million were purchased at estimated fair value from an affiliate, MetLife Bank, National Association.

 Mortgage Loans and Valuation Allowance by Portfolio Segment

   All commercial and agricultural mortgage loans held at both December 31, 2013 and 2012 were evaluated collectively for credit losses. The valuation allowances maintained at both December 31, 2013 and 2012 were primarily for the commercial mortgage loan portfolio segment and were for non-specifically identified credit losses. The valuation allowance for agricultural mortgage loans was less than $1 million at both December 31, 2013 and 2012.

 Valuation Allowance Rollforward by Portfolio Segment

   The changes in the valuation allowance, by portfolio segment, were as follows:

                                         Commercial Agricultural Total
                                         ---------- ------------ ------
                                                 (In millions)
        Balance at January 1, 2011......   $    1     $    --    $    1
        Provision (release).............        1          --         1
                                           ------     -------    ------
        Balance at December 31, 2011....        2          --         2
        Provision (release).............       --          --        --
                                           ------     -------    ------
        Balance at December 31, 2012....        2          --         2
        Provision (release).............      (1)          --       (1)
                                           ------     -------    ------
        Balance at December 31, 2013....   $    1     $    --    $    1
                                           ======     =======    ======

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


  Valuation Allowance Methodology

    Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the loan agreement. Specific valuation allowances are established using the same methodology for both portfolio segments as the excess carrying value of a loan over either (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for both loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company's experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations are revised as conditions change and new information becomes available.

  Commercial and Agricultural Mortgage Loan Portfolio Segments

    The Company typically uses several years of historical experience in establishing non-specific valuation allowances which captures multiple economic cycles. For evaluations of commercial mortgage loans, in addition to historical experience, management considers factors that include the impact of a rapid change to the economy, which may not be reflected in the loan portfolio, and recent loss and recovery trend experience as compared to historical loss and recovery experience. For evaluations of agricultural mortgage loans, in addition to historical experience, management considers factors that include increased stress in certain sectors, which may be evidenced by higher delinquency rates, or a change in the number of higher risk loans. On a quarterly basis, management incorporates the impact of these current market events and conditions on historical experience in determining the non-specific valuation allowance established for commercial and agricultural mortgage loans.

    All commercial mortgage loans are reviewed on an ongoing basis which may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. All agricultural mortgage loans are monitored on an ongoing basis. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. The monitoring process for agricultural mortgage loans is generally similar to the commercial mortgage loan monitoring process, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


    For commercial mortgage loans, the primary credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The Company also reviews the loan-to-value ratio of its commercial mortgage loan portfolio. Loan-to-value ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and loan-to-value ratio, as well as the values utilized in calculating these ratios, are updated annually, on a rolling basis, with a portion of the loan portfolio updated each quarter.

    For agricultural mortgage loans, the Company's primary credit quality indicator is the loan-to-value ratio. The values utilized in calculating this ratio are developed in connection with the ongoing review of the agricultural mortgage loan portfolio and are routinely updated.

 Credit Quality of Commercial Mortgage Loans

   The credit quality of commercial mortgage loans, were as follows:

                                   Recorded Investment
                       -------------------------------------------
                       Debt Service Coverage Ratios
                       -----------------------------         % of     Estimated    % of
                       > 1.20x 1.00x - 1.20x < 1.00x Total   Total   Fair Value    Total
                       ------- ------------- ------- ------ ------  ------------- ------
                                  (In millions)                     (In millions)
December 31, 2013:
Loan-to-value ratios:
Less than 65%......... $  193      $   9      $  15  $  217  88.2 %    $  228      88.4 %
65% to 75%............     19         --         10      29   11.8         30       11.6
                       ------      -----      -----  ------ ------     ------     ------
 Total................ $  212      $   9      $  25  $  246 100.0 %    $  258     100.0 %
                       ======      =====      =====  ====== ======     ======     ======
December 31, 2012:
Loan-to-value ratios:
Less than 65%......... $  194      $  10      $   9  $  213  89.5 %    $  231      90.2 %
65% to 75%............     15         --         10      25   10.5         25        9.8
                       ------      -----      -----  ------ ------     ------     ------
 Total................ $  209      $  10      $  19  $  238 100.0 %    $  256     100.0 %
                       ======      =====      =====  ====== ======     ======     ======

 Credit Quality of Agricultural Mortgage Loans

   All of the agricultural mortgage loans held at both December 31, 2013 and 2012 had loan-to-value ratios of less than 65%.

 Past Due, Interest Accrual Status and Impaired Mortgage Loans

  The Company has a high quality, well performing, mortgage loan portfolio, with all mortgage loans classified as performing at both December 31, 2013 and 2012. The Company defines delinquency consistent with industry practice, when mortgage loans are past due as follows: commercial mortgage loans -- 60 days and agricultural mortgage loans -- 90 days. The Company had no impaired mortgage loans, no mortgage loans past due and no mortgage loans in non-accrual status at both December 31, 2013 and 2012. The Company did not recognize interest income on impaired mortgage loans during the years ended December 31, 2013, 2012 and 2011.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


 Mortgage Loans Modified in a Troubled Debt Restructuring

   The Company may grant concessions related to borrowers experiencing financial difficulties which are classified as troubled debt restructurings. Generally, the types of concessions include: reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates, and/or a reduction of accrued interest. The amount, timing and extent of the concession granted is considered in determining any impairment or changes in the specific valuation allowance recorded with the restructuring. Through the continuous monitoring process, a specific valuation allowance may have been recorded prior to the quarter when the mortgage loan is modified in a troubled debt restructuring. Accordingly, the carrying value (after specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment.

   There were no mortgage loans modified in a troubled debt restructuring during the years ended December 31, 2013 and 2012.

Other Invested Assets

  Other invested assets is comprised of loans to affiliates (see " -- Related Party Investment Transactions") and freestanding derivatives with positive estimated fair values (see Note 6).

Cash Equivalents

  The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $17 million and $23 million at December 31, 2013 and 2012, respectively.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


Net Unrealized Investment Gains (Losses)

  The components of net unrealized investment gains (losses), included in AOCI, were as follows:

                                                                                   Years Ended December 31,
                                                                                   ------------------------
                                                                                   2013     2012    2011
                                                                                    -----   ------   -----
                                                                                     (In millions)
Fixed maturity securities......................................................... $  55   $  148   $  88
Fixed maturity securities with noncredit OTTI losses in AOCI......................   (5)      (6)    (10)
                                                                                    -----   ------   -----
 Total fixed maturity securities..................................................    50      142      78
Equity securities.................................................................   (1)      (3)     (5)
Derivatives.......................................................................   (1)        1       2
Short-term investments............................................................   (1)      (1)     (1)
                                                                                    -----   ------   -----
 Subtotal.........................................................................    47      139      74
                                                                                    -----   ------   -----
Amounts allocated from:
 Insurance liability loss recognition.............................................    --       --     (7)
 DAC and VOBA related to noncredit OTTI losses recognized in AOCI.................     1        1       1
 DAC and VOBA.....................................................................  (14)     (24)    (15)
                                                                                    -----   ------   -----
   Subtotal.......................................................................  (13)     (23)    (21)
Deferred income tax benefit (expense) related to noncredit OTTI losses recognized
  in AOCI.........................................................................     2        2       4
Deferred income tax benefit (expense).............................................  (13)     (42)    (22)
                                                                                    -----   ------   -----
Net unrealized investment gains (losses).......................................... $  23   $   76   $  35
                                                                                    =====   ======   =====

  The changes in fixed maturity securities with noncredit OTTI losses included in AOCI were as follows:

                                                        Years Ended December 31,
                                                        ------------------------
                                                           2013         2012
                                                         ----------  ----------
                                                            (In millions)
   Balance at January 1,............................... $      (6)   $     (10)
   Securities sold with previous noncredit OTTI loss...          1            3
   Subsequent changes in estimated fair value..........         --            1
                                                         ----------  ----------
   Balance at December 31,............................. $      (5)   $      (6)
                                                         ==========  ==========

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


  The changes in net unrealized investment gains (losses) were as follows:

                                                                                 Years Ended December 31,
                                                                                 ------------------------
                                                                                  2013     2012    2011
                                                                                 -------  -------  -----
                                                                                     (In millions)
Balance at January 1,........................................................... $    76  $    35  $  20
Fixed maturity securities on which noncredit OTTI losses have been recognized...       1        4    (2)
Unrealized investment gains (losses) during the year............................    (93)       61     39
Unrealized investment gains (losses) relating to:
  Insurance liability gain (loss) recognition...................................      --        7    (7)
  DAC and VOBA..................................................................      10      (9)    (7)
  Deferred income tax benefit (expense) related to noncredit OTTI losses
   recognized in AOCI...........................................................      --      (2)      1
  Deferred income tax benefit (expense).........................................      29     (20)    (9)
                                                                                 -------  -------  -----
Balance at December 31,......................................................... $    23  $    76  $  35
                                                                                 =======  =======  =====
Change in net unrealized investment gains (losses).............................. $  (53)  $    41  $  15
                                                                                 =======  =======  =====

Concentrations of Credit Risk

  There were no investments in any counterparty that were greater than 10% of the Company's stockholder's equity, other than the U.S. government and its agencies, at both December 31, 2013 and 2012.

Securities Lending

  Elements of the securities lending program are presented below at:

                                                             December 31,
                                                             -------------
                                                              2013   2012
                                                             ------ ------
                                                             (In millions)
     Securities on loan: (1)
       Amortized cost....................................... $  249 $  185
       Estimated fair value................................. $  241 $  191
     Cash collateral on deposit from counterparties (2)..... $  249 $  196
     Reinvestment portfolio -- estimated fair value......... $  247 $  196

-------------

(1)Included within fixed maturity securities and short-term investments.

(2)Included within payables for collateral under securities loaned and other transactions.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


Invested Assets on Deposit and Pledged as Collateral

    Invested assets on deposit and pledged as collateral are presented below at estimated fair value for fixed maturity securities at:

                                                                December 31,
                                                               ---------------
                                                                2013    2012
                                                               ------- -------
                                                                (In millions)
  Invested assets on deposit (regulatory deposits)............ $     7 $     4
  Invested assets pledged as collateral (1)...................     505     620
                                                               ------- -------
   Total invested assets on deposit and pledged as collateral. $   512 $   624
                                                               ======= =======

--------

(1)The Company has pledged invested assets in connection with various agreements and transactions, including funding agreements (see Note 2) and derivative transactions (see Note 6).

    See "-- Securities Lending" for securities on loan.

Variable Interest Entities

  The Company has invested in certain structured transactions that are VIEs. In certain instances, the Company may hold both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, it would be deemed the primary beneficiary or consolidator of the entity.

  The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. The Company generally uses a qualitative approach to determine whether it is the primary beneficiary. However, for VIEs that are investment companies or apply measurement principles consistent with those utilized by investment companies, the primary beneficiary is based on a risks and rewards model and is defined as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both. The Company reassesses its involvement with VIEs on a quarterly basis. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the financial statements.

 Consolidated VIEs

   There were no VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at December 31, 2013 and 2012.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


 Unconsolidated VIEs

   The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

                                                                      December 31,
                                                        -----------------------------------------
                                                                2013                 2012
                                                        -------------------- --------------------
                                                                   Maximum              Maximum
                                                        Carrying  Exposure   Carrying  Exposure
                                                         Amount  to Loss (1)  Amount  to Loss (1)
                                                        -------- ----------- -------- -----------
                                                                      (In millions)
Fixed maturity securities AFS:
  Structured securities (RMBS, CMBS, and ABS) (2)......  $  662    $  662     $  670    $  670
  U.S. and foreign corporate...........................      21        21         23        23
Other limited partnership interests....................      19        20         14        15
Equity securities AFS:
  Non-redeemable preferred stock.......................      18        18         17        17
                                                         ------    ------     ------    ------
  Total................................................  $  720    $  721     $  724    $  725
                                                         ======    ======     ======    ======

--------

(1)The maximum exposure to loss relating to fixed maturity and equity securities AFS is equal to their carrying amounts or the carrying amounts of retained interests. The maximum exposure to loss relating to other limited partnership interests is equal to the carrying amounts plus any unfunded commitments of the Company. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(2)For these variable interests, the Company's involvement is limited to that of a passive investor.

   As described in Note 11, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during the years ended December 31, 2013, 2012 and 2011.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


Net Investment Income

  The components of net investment income were as follows:

                                                         Years Ended December 31,
                                                         ------------------------
                                                          2013     2012    2011
                                                          ------  ------  ------
                                                            (In millions)
   Investment income:
     Fixed maturity securities.......................... $   94   $   98  $  104
     Equity securities..................................      1        1       2
     Mortgage loans.....................................     16       15      10
     Policy loans.......................................      2        2       2
     Other limited partnership interests................      4        1      --
     Cash, cash equivalents and short-term investments..      1       --      --
                                                          ------  ------  ------
      Subtotal..........................................    118      117     118
     Less: Investment expenses..........................      4        4       4
                                                          ------  ------  ------
          Net investment income......................... $  114   $  113  $  114
                                                          ======  ======  ======

    See "-- Related Party Investment Transactions" for discussion of affiliated net investment income and investment expenses.

Net Investment Gains (Losses)

 Components of Net Investment Gains (Losses)

  The components of net investment gains (losses) were as follows:

                                                                             Years Ended December 31,
                                                                             ------------------------
                                                                             2013     2012     2011
                                                                              -----   ------  ------
                                                                                (In millions)
Total gains (losses) on fixed maturity securities:
  Total OTTI losses recognized -- by industry:
   U.S. and foreign corporate securities -- by industry:
     Finance................................................................ $  --   $  (1)   $   --
     Utility................................................................    --      (1)       --
                                                                              -----   ------  ------
       Total U.S. and foreign corporate securities..........................    --      (2)       --
                                                                              -----   ------  ------
  OTTI losses on fixed maturity securities recognized in earnings...........    --      (2)       --
  Fixed maturity securities -- net gains (losses) on sales and disposals....     1      (2)      (5)
                                                                              -----   ------  ------
   Total gains (losses) on fixed maturity securities........................     1      (4)      (5)
                                                                              -----   ------  ------
       Total net investment gains (losses).................................. $   1   $  (4)   $  (5)
                                                                              =====   ======  ======

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


 Sales or Disposals and Impairments of Fixed Maturity and Equity Securities

   Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) are as shown in the table below. Investment gains and losses on sales of securities are determined on a specific identification basis.

                                                      Years Ended December 31,
                                     ----------------------------------------------------------------
                                      2013     2012     2011   2013  2012  2011   2013   2012   2011
                                      ------   ------  ------  ----- ----- ----- ------ ------ ------
                                     Fixed Maturity Securities Equity Securities        Total
                                     ------------------------- ----------------- --------------------
                                                            (In millions)
Proceeds............................ $  417   $  576   $  318  $  -- $   1 $   5 $  417 $  577 $  323
                                      ======   ======  ======  ===== ===== ===== ====== ====== ======
Gross investment gains.............. $    3   $    2   $    3  $  -- $  -- $  -- $    3 $    2 $    3
                                      ------   ------  ------  ----- ----- ----- ------ ------ ------
Gross investment losses.............    (2)      (4)      (8)     --    --    --    (2)    (4)    (8)
                                      ------   ------  ------  ----- ----- ----- ------ ------ ------
Total OTTI losses:
  Credit-related....................     --      (1)       --     --    --    --     --    (1)     --
  Other (1).........................     --      (1)       --     --    --    --     --    (1)     --
                                      ------   ------  ------  ----- ----- ----- ------ ------ ------
   Total OTTI losses................     --      (2)       --     --    --    --     --    (2)     --
                                      ------   ------  ------  ----- ----- ----- ------ ------ ------
    Net investment gains (losses)... $    1   $  (4)   $  (5)  $  -- $  -- $  -- $    1 $  (4) $  (5)
                                      ======   ======  ======  ===== ===== ===== ====== ====== ======

--------

(1)Other OTTI losses recognized in earnings include impairments on fixed maturity securities where there is an intent to sell or it is more likely than not that the Company will be required to sell the security before recovery of the decline in estimated fair value.

 Credit Loss Rollforward

   The table below presents a rollforward of the cumulative credit loss component of OTTI loss recognized in earnings on fixed maturity securities still held for which a portion of the OTTI loss was recognized in OCI:

                                                                 Years Ended December 31,
                                                                 ------------------------
                                                                    2013         2012
                                                                  ----------  ----------
                                                                     (In millions)
Balance at January 1,........................................... $        2   $        3
Reductions:
 Sales (maturities, pay downs or prepayments) during the period
   of securities previously impaired as credit loss OTTI........         --          (1)
                                                                  ----------  ----------
Balance at December 31,......................................... $        2   $        2
                                                                  ==========  ==========

 Related Party Investment Transactions

   The Company has an affiliated loan outstanding, which is included in other invested assets, totaling $45 million at both years ended December 31, 2013 and 2012. At December 31, 2011, the loan was outstanding with Exeter, an affiliate. During 2012, MetLife assumed this affiliated debt from Exeter. The loan is due on July 15, 2021, and bears interest, payable semi-annually, at 5.64%. Net investment income from this loan was $3 million, $3 million and $1 million for the years ended December 31, 2013, 2012 and 2011, respectively.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


   The Company receives investment administrative services from an affiliate. The related investment administrative service charges were $3 million for each of the years ended December 31, 2013, 2012 and 2011.

6. Derivatives

Accounting for Derivatives

  See Note 1 for a description of the Company's accounting policies for derivatives and Note 7 for information about the fair value hierarchy for derivatives.

Derivative Strategies

  The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

  Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter ("OTC") market. Certain of the Company's OTC derivatives are cleared and settled through central clearing counterparties ("OTC-cleared"), while others are bilateral contracts between two counterparties ("OTC-bilateral"). The types of derivatives the Company uses include swaps, futures and option contracts. To a lesser extent, the Company uses credit default swaps to synthetically replicate investment risks and returns which are not readily available in the cash market.

 Interest Rate Derivatives

   The Company uses a variety of interest rate derivatives to reduce its exposure to changes in interest rates, including interest rate swaps and floors.

   Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount. The Company utilizes interest rate swaps in fair value and non-qualifying hedging relationships.

   The Company purchases interest rate floors primarily to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level. In certain instances, the Company locks in the economic impact of existing purchased floors by entering into offsetting written floors. The Company utilizes interest rate floors in non-qualifying hedging relationships.

   To a lesser extent, the Company uses interest rate futures in non-qualifying hedging relationships.

 Foreign Currency Exchange Rate Derivatives

   The Company uses foreign currency swaps to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets denominated in foreign currencies. In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)

 another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in cash flow and non-qualifying hedging relationships.

 Credit Derivatives

   The Company enters into purchased credit default swaps to hedge against credit-related changes in the value of its investments. In a credit default swap transaction, the Company agrees with another party to pay, at specified intervals, a premium to hedge credit risk. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered. Credit events vary by type of issuer but typically include bankruptcy, failure to pay debt obligations, repudiation, moratorium, or involuntary restructuring. In each case, payout on a credit default swap is triggered only after the Credit Derivatives Determinations Committee of the International Swaps and Derivatives Association, Inc. ("ISDA") deems that a credit event has occurred. The Company utilizes credit default swaps in non-qualifying hedging relationships.

   The Company enters into written credit default swaps to synthetically create credit investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and one or more cash instruments, such as U.S. Treasury securities, agency securities or other fixed maturity securities. These credit default swaps are not designated as hedging instruments.

Primary Risks Managed by Derivatives

  The following table presents the gross notional amount, estimated fair value and primary underlying risk exposure of the Company's derivatives, excluding embedded derivatives, held at:

                                                                                           December 31,
                                                                      -----------------------------------------------------------
                                                                                 2013                          2012
                                                                      ----------------------------- -----------------------------
                                                                               Estimated Fair Value          Estimated Fair Value
                                                                               --------------------          --------------------
                                                                      Notional                      Notional
                                    Primary Underlying Risk Exposure   Amount  Assets  Liabilities   Amount  Assets  Liabilities
                                    --------------------------------  -------- ------  -----------  -------- ------  -----------
                                                                                           (In millions)
Derivatives Designated as Hedging Instruments
Fair value hedges:
 Interest rate swaps............... Interest rate.................... $     10 $  --      $  --     $     12 $  --      $  --
Cash flow hedges:
 Foreign currency swaps............ Foreign currency exchange rate...       30     2          3           27     2          1
                                                                      -------- -----      -----     -------- -----      -----
    Total qualifying hedges......................................           40     2          3           39     2          1
                                                                      -------- -----      -----     -------- -----      -----
Derivatives Not Designated or Not Qualifying as Hedging Instruments
Interest rate swaps................ Interest rate....................      741    12         22          741     9          6
Interest rate floors............... Interest rate....................    2,040     9          4        2,040    36         17
Foreign currency swaps............. Foreign currency exchange rate...       37    --          5           23    --          1
Credit default swaps--purchased.... Credit...........................        8    --         --            9    --         --
Credit default swaps--written...... Credit...........................       20    --         --           22    --         --
                                                                      -------- -----      -----     -------- -----      -----
   Total non-designated or non-qualifying derivatives.............       2,846    21         31        2,835    45         24
                                                                      -------- -----      -----     -------- -----      -----
    Total........................................................     $  2,886 $  23      $  34     $  2,874 $  47      $  25
                                                                      ======== =====      =====     ======== =====      =====

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


  Based on notional amounts, a substantial portion of the Company's derivatives was not designated or did not qualify as part of a hedging relationship at both December 31, 2013 and 2012. The Company's use of derivatives includes
(i) derivatives that serve as macro hedges of the Company's exposure to various risks and that generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules; (ii) derivatives that economically hedge insurance liabilities that contain mortality or morbidity risk and that generally do not qualify for hedge accounting because the lack of these risks in the derivatives cannot support an expectation of a highly effective hedging relationship; and (iii) written credit default swaps that are used to synthetically create credit investments and that do not qualify for hedge accounting because they do not involve a hedging relationship. For these non-qualified derivatives, changes in market factors can lead to the recognition of fair value changes in the statement of operations without an offsetting gain or loss recognized in earnings for the item being hedged.

Net Derivative Gains (Losses)

  The components of net derivative gains (losses) were as follows:

                                                 Years Ended December 31,
                                                 ----------------------
                                                   2013      2012   2011
                                                 --------   ------ ------
                                                     (In millions)
        Derivatives and hedging gains (losses).. $   (27)   $   26 $   36
        Embedded derivatives....................    (415)      303    290
                                                 --------   ------ ------
          Total net derivative gains (losses)... $  (442)   $  329 $  326
                                                 ========   ====== ======

  The amount the Company recognized in net investment income from settlement payments related to qualifying hedges for the years ended December 31, 2013, 2012 and 2011, was not significant.

  The Company recognized $26 million, $25 million and $14 million of net derivative gains (losses) from settlement payments related to non-qualifying hedges for the years ended December 31, 2013, 2012 and 2011, respectively.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


Non-Qualifying Derivatives and Derivatives for Purposes Other Than Hedging

  The following table presents the amount and location of gains (losses) recognized in income for derivatives that were not designated or qualifying as hedging instruments:

                                                              Net
                                                           Derivative
                                                         Gains (Losses)
                                                         --------------
                                                         (In millions)
        Year Ended December 31, 2013:
          Interest rate derivatives.....................    $  (50)
          Foreign currency exchange rate derivatives....        (4)
          Credit derivatives -- purchased...............         --
          Credit derivatives -- written.................         --
                                                            -------
           Total........................................    $  (54)
                                                            =======
        Year Ended December 31, 2012:
          Interest rate derivatives.....................    $     2
          Foreign currency exchange rate derivatives....        (1)
          Credit derivatives -- purchased...............         --
          Credit derivatives -- written.................         --
                                                            -------
           Total........................................    $     1
                                                            =======
        Year Ended December 31, 2011:
          Interest rate derivatives.....................    $    22
          Foreign currency exchange rate derivatives....         --
          Credit derivatives -- purchased...............         --
          Credit derivatives -- written.................          1
                                                            -------
           Total........................................    $    23
                                                            =======

Fair Value Hedges

  The Company designates and accounts for interest rate swaps to convert fixed rate assets to floating rate assets as fair value hedges when they have met the requirements of fair value hedging.

  The amounts recognized in net derivative gains (losses) representing the ineffective portion of all fair value hedges for each of the years ended December 31, 2013, 2012 and 2011 were not significant. Changes in the fair value of the derivatives and the hedged items recognized in net derivative gains (losses) were not significant for each of the years ended December 31, 2013, 2012 and 2011.

  All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Cash Flow Hedges

  The Company designates and accounts for foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated assets as cash flow hedges when they have met the requirements of cash flow hedging.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


  In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions were no longer probable of occurring. When such forecasted transactions are not probable of occurring within two months of the anticipated date, the Company reclassifies certain amounts from AOCI into net derivative gains (losses). For the year ended December 31, 2013 the amounts reclassified into net derivative gains (losses) related to such discontinued cash flow hedges were not significant. For both the years ended 2012 and 2011, there were no amounts reclassified into net derivative gains (losses) related to such discontinued cash flow hedges.

  There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments, for the years ended December 31, 2013, 2012 and 2011.

  At December 31, 2013 and 2012, the balance in AOCI associated with foreign currency swaps designated and qualifying as cash flow hedges was ($1) million and $1 million, respectively.

  For the years ended December 31, 2013, 2012 and 2011, there was ($2) million, ($1) million and $1 million of gains (losses) deferred in AOCI related to foreign currency swaps, respectively. For both the years ended December 31, 2013 and 2012, the amounts reclassified to net derivative gains (losses) related to foreign currency swaps were not significant. For the year ended December 31, 2011, there were no amounts reclassified to net derivative gains (losses) related to foreign currency swaps. For the years ended December 31, 2013, 2012 and 2011, there were no amounts reclassified to net investment income related to foreign currency swaps.

  For both the years ended December 31, 2013 and 2012, the amounts recognized in net derivative gains (losses) which represented the ineffective portion of all cash flow hedges were not significant. For the year ended December 31, 2011, the Company did not recognize any net derivative gains (losses) which represented the ineffective portion of all cash flow hedges.

  At December 31, 2013, ($1) million of deferred net gains (losses) on derivatives in AOCI was expected to be reclassified to earnings within the next 12 months.

  All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Credit Derivatives

  In connection with synthetically created credit investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. Such credit derivatives are included within the non-qualifying derivatives and derivatives for purposes other than hedging table. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the Company paying the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $20 million and $22 million at December 31, 2013 and 2012, respectively. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. At both December 31, 2013 and 2012, the amounts the Company would have received to terminate all of these contracts was not significant.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


  The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at:

                                                                December 31,
                              ---------------------------------------------------------------------------------
                                                2013                                     2012
                              ---------------------------------------- ----------------------------------------
                              Estimated      Maximum                   Estimated      Maximum
                              Fair Value Amount of Future   Weighted   Fair Value Amount of Future   Weighted
Rating Agency Designation of  of Credit   Payments under    Average    of Credit   Payments under    Average
Referenced                     Default    Credit Default    Years to    Default    Credit Default    Years to
Credit Obligations (1)          Swaps       Swaps (2)     Maturity (3)   Swaps       Swaps (2)     Maturity (3)
----------------------------  ---------- ---------------- ------------ ---------- ---------------- ------------
                                     (In millions)                            (In millions)
Aaa/Aa/A
Single name credit default
  swaps (corporate)..........  $     --      $     --          --       $     --      $      2         1.0
Baa
Credit default swaps
  referencing indices........        --            20         5.0             --            20         4.5
                               --------      --------                   --------      --------
 Total.......................  $     --      $     20         5.0       $     --      $     22         4.2
                               ========      ========                   ========      ========

--------

(1)The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's Investors Service ("Moody's"), S&P and Fitch Ratings. If no rating is available from a rating agency, then an internally developed rating is used.

(2)Assumes the value of the referenced credit obligations is zero.

(3)The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

Credit Risk on Freestanding Derivatives

  The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting or similar agreements and any collateral received pursuant to such agreements.

  The Company manages its credit risk related to derivatives by entering into transactions with creditworthy counterparties and establishing and monitoring exposure limits. The Company's OTC-bilateral derivative transactions are generally governed by ISDA Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, the Company is permitted to set off receivables from the counterparty against payables to the same counterparty arising out of all included transactions. Substantially all of the Company's ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC-bilateral derivatives.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


  The Company's OTC-cleared derivatives are effected through central clearing counterparties and its exchange-traded derivatives are effected through regulated exchanges. Such positions are marked to market and margined on a daily basis, and the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivatives.

  See Note 7 for a description of the impact of credit risk on the valuation of derivatives.

  The estimated fair value of the Company's net derivative assets and net derivative liabilities after the application of master netting agreements and collateral was as follows at:

                                                                           December 31, 2013  December 31, 2012
Derivatives Subject to a Master Netting Arrangement or a Similar           ------------------ ------------------
Arrangement                                                                Assets Liabilities Assets Liabilities
----------------------------------------------------------------           ------ ----------- ------ -----------
                                                                                       (In millions)
Gross estimated fair value of derivatives:
  OTC-bilateral (1)....................................................... $  25     $  32    $   53    $  27
  OTC-cleared (1).........................................................    --        --        --       --
  Exchange-traded.........................................................    --        --        --       --
                                                                           -----     -----    ------    -----
   Total gross estimated fair value of derivatives (1)....................    25        32        53       27
Amounts offset in the balance sheets......................................    --        --        --       --
                                                                           -----     -----    ------    -----
Estimated fair value of derivatives presented in the balance sheets (1)...    25        32        53       27
Gross amounts not offset in the balance sheets:
Gross estimated fair value of derivatives: (2)
  OTC-bilateral...........................................................   (5)       (5)      (10)     (10)
  OTC-cleared.............................................................    --        --        --       --
  Exchange-traded.........................................................    --        --        --       --
Cash collateral: (3)
  OTC-bilateral...........................................................  (17)        --      (42)       --
  OTC-cleared.............................................................    --        --        --       --
  Exchange-traded.........................................................    --        --        --       --
Securities collateral: (4)
  OTC-bilateral...........................................................   (2)      (26)       (1)     (16)
  OTC-cleared.............................................................    --        --        --       --
  Exchange-traded.........................................................    --        --        --       --
                                                                           -----     -----    ------    -----
Net amount after application of master netting agreements and collateral.. $   1     $   1    $   --    $   1
                                                                           =====     =====    ======    =====

--------

(1)At December 31, 2013 and 2012, derivative assets include income or expense accruals reported in accrued investment income or in other liabilities of $2 million and $6 million, respectively, and derivative liabilities include income or expense accruals reported in accrued investment income or in other liabilities of ($2) million and $2 million, respectively.

(2)Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


(3)Cash collateral received is included in cash and cash equivalents, short-term investments, or in fixed maturity securities, and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the balance sheets. The receivable for the return of cash collateral provided by the Company is inclusive of initial margin on exchange traded and OTC-cleared derivatives and is included in premiums, reinsurance and other receivables in the balance sheets. The amount of cash collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements. At both December 31, 2013 and 2012, the Company had not received or paid any excess cash collateral.

(4)Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the balance sheets. Subject to certain constraints, the Company is permitted by contract to sell or repledge this collateral, but at December 31, 2013 none of the collateral had been sold or repledged. Securities collateral pledged by the Company is reported in fixed maturity securities in the balance sheets. Subject to certain constraints, the counterparties are permitted by contract to sell or repledge this collateral. The amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. At both December 31, 2013 and 2012, the Company received excess securities collateral with an estimated fair value of $1 million for its OTC-bilateral derivatives, which are not included in the table above due to the foregoing limitation. At both December 31, 2013 and 2012, the Company had provided no excess securities collateral for its OTC-bilateral derivatives, and had provided $1 million and $0, respectively, for its OTC- cleared derivatives, which are not included in the table above due to the foregoing limitation. At both December 31, 2013 and 2012, the Company did not pledge any securities collateral for its exchange-traded derivatives.

  The Company's collateral arrangements for its OTC-bilateral derivatives generally require the counterparty in a net liability position, after considering the effect of netting agreements, to pledge collateral when the fair value of that counterparty's derivatives reaches a pre-determined threshold. Certain of these arrangements also include financial strength-contingent provisions that provide for a reduction of these thresholds (on a sliding scale that converges toward zero) in the event of downgrades in the financial strength ratings of the Company and/or the credit ratings of the counterparty. In addition, certain of the Company's netting agreements for derivatives contain provisions that require both the Company and the counterparty to maintain a specific investment grade financial strength or credit rating from each of Moody's and S&P. If a party's financial strength or credit ratings were to fall below that specific investment grade financial strength or credit rating, that party would be in violation of these provisions, and the other party to the derivatives could terminate the transactions and demand immediate settlement and payment based on such party's reasonable valuation of the derivatives.

  The following table presents the estimated fair value of the Company's OTC-bilateral derivatives that are in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged. The table also presents the incremental collateral that the Company would be required to provide if there was a one notch downgrade in the Company's financial strength rating at the reporting date or if the Company's financial strength rating sustained a downgrade to a level that

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)

triggered full overnight collateralization or termination of the derivative position at the reporting date. OTC-bilateral derivatives that are not subject to collateral agreements are excluded from this table.

                                    Estimated Fair Value of    Fair Value of Incremental Collateral
                                     Collateral Provided:                 Provided Upon:
                                    ----------------------- -------------------------------------------
                                                                                   Downgrade in the
                                                                                 Company's Financial
                                                                                   Strength Rating
                                                                               to a Level that Triggers
                       Estimated                                One Notch           Full Overnight
                     Fair Value of                             Downgrade in      Collateralization or
                     Derivatives in                           the Company's          Termination
                     Net Liability      Fixed Maturity      Financial Strength    of the Derivative
                      Position (1)        Securities              Rating               Position
                     -------------- ----------------------- ------------------ ------------------------
                                                       (In millions)
December 31, 2013...    $    27             $    26              $    --                $    1
December 31, 2012...    $    17             $    16              $    --                $    2

--------

(1)After taking into consideration the existence of netting agreements.

Embedded Derivatives

  The Company issues certain products or purchases certain investments that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives. These host contracts principally include: variable annuities with guaranteed minimum benefits, including GMWBs, GMABs and certain GMIBs; and affiliated ceded reinsurance of guaranteed minimum benefits related to GMWBs, GMABs and certain GMIBs.

  The following table presents the estimated fair value and balance sheet location of the Company's embedded derivatives that have been separated from their host contracts at:

                                                                   December 31,
                                                                  ---------------
                                        Balance Sheet Location      2013    2012
                                       -------------------------- -------- ------
                                                                   (In millions)
Net embedded derivatives within asset
  host contracts:
  Ceded guaranteed minimum benefits... Premiums, reinsurance and
                                       other receivables......... $    376 $  959
Net embedded derivatives within
  liability host contracts:
  Direct guaranteed minimum benefits.. PABs...................... $  (131) $   56

  The following table presents changes in estimated fair value related to embedded derivatives:

                                                 Years Ended December 31,
                                                 ----------------------
                                                   2013      2012   2011
                                                 --------   ------ ------
                                                     (In millions)
        Net derivative gains (losses) (1), (2).. $  (415)   $  303 $  290

--------

(1)The valuation of direct guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses) in connection with this adjustment were ($6) million, ($26) million and $29 million for the years ended December 31, 2013, 2012 and 2011, respectively. In addition,

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)

   the valuation of ceded guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses) in connection with this adjustment were $42 million, $28 million and ($62) million for the years ended December 31, 2013, 2012 and 2011, respectively.

(2)See Note 4 for discussion of affiliated net derivative gains (losses) included in the table above.

7. Fair Value

  When developing estimated fair values, the Company considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The Company determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

                Level 1  Unadjusted quoted prices in active
                         markets for identical assets or
                         liabilities. The Company defines
                         active markets based on average
                         trading volume for equity securities.
                         The size of the bid/ask spread is
                         used as an indicator of market
                         activity for fixed maturity
                         securities.

                Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

                Level 3  Unobservable inputs that are
                         supported by little or no market
                         activity and are significant to the
                         determination of estimated fair value
                         of the assets or liabilities.
                         Unobservable inputs reflect the
                         reporting entity's own assumptions
                         about the assumptions that market
                         participants would use in pricing the
                         asset or liability.

  Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

  Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


Recurring Fair Value Measurements

  The assets and liabilities measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy are presented below.

                                                                           December 31, 2013
                                                               -----------------------------------------
                                                                 Fair Value Hierarchy
                                                               -------------------------


                                                                                         Total Estimated
                                                               Level 1  Level 2  Level 3   Fair Value
                                                               ------- --------- ------- ---------------
                                                                             (In millions)
Assets
Fixed maturity securities:
 U.S. corporate............................................... $   --  $     859 $   13     $     872
 U.S. Treasury and agency.....................................    408         49     --           457
 RMBS.........................................................     --        285     27           312
 CMBS.........................................................     --        297     --           297
 Foreign corporate............................................     --        185     44           229
 ABS..........................................................     --         46      7            53
 State and political subdivision..............................     --         19     --            19
 Foreign government...........................................     --         11     --            11
                                                               ------  --------- ------     ---------
   Total fixed maturity securities............................    408      1,751     91         2,250
                                                               ------  --------- ------     ---------
Equity securities:
 Common stock.................................................     --         26     --            26
 Non-redeemable preferred stock...............................     --         --     19            19
                                                               ------  --------- ------     ---------
   Total equity securities....................................     --         26     19            45
                                                               ------  --------- ------     ---------
Short-term investments........................................     14         61     --            75
 Derivative assets: (1)
   Interest rate..............................................     --         21     --            21
   Foreign currency exchange rate.............................     --          2     --             2
                                                               ------  --------- ------     ---------
    Total derivative assets...................................     --         23     --            23
                                                               ------  --------- ------     ---------
Net embedded derivatives within asset host contracts (2)......     --         --    376           376
Separate account assets (3)...................................     --     12,033     --        12,033
                                                               ------  --------- ------     ---------
    Total assets.............................................. $  422  $  13,894 $  486     $  14,802
                                                               ======  ========= ======     =========
Liabilities
Derivative liabilities: (1)
 Interest rate................................................ $   --  $      26 $   --     $      26
 Foreign currency exchange rate...............................     --          8     --             8
                                                               ------  --------- ------     ---------
   Total derivative liabilities...............................     --         34     --            34
                                                               ------  --------- ------     ---------
Net embedded derivatives within liability host contracts (2)..     --         --  (131)         (131)
                                                               ------  --------- ------     ---------
   Total liabilities.......................................... $   --  $      34 $(131)     $    (97)
                                                               ======  ========= ======     =========

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


                                                                              December 31, 2012
                                                               -----------------------------------------------
                                                                    Fair Value Hierarchy
                                                               -------------------------------
                                                                                               Total Estimated
                                                               Level 1    Level 2    Level 3     Fair Value
                                                               -------- ----------- ---------- ---------------
                                                                                (In millions)
Assets
Fixed maturity securities:
 U.S. corporate............................................... $     -- $       944 $       55   $       999
 U.S. Treasury and agency.....................................      382          15         --           397
 RMBS.........................................................       --         283         14           297
 CMBS.........................................................       --         305         14           319
 Foreign corporate............................................       --         180         42           222
 ABS..........................................................       --          54         --            54
 State and political subdivision..............................       --          20         --            20
 Foreign government...........................................       --          12         --            12
                                                               -------- ----------- ----------   -----------
   Total fixed maturity securities............................      382       1,813        125         2,320
                                                               -------- ----------- ----------   -----------
Equity securities:
 Common stock.................................................       --          28         --            28
 Non-redeemable preferred stock...............................       --          --         17            17
                                                               -------- ----------- ----------   -----------
   Total equity securities....................................       --          28         17            45
                                                               -------- ----------- ----------   -----------
Short-term investments........................................      116          23         --           139
 Derivative assets: (1)
   Interest rate..............................................       --          45         --            45
   Foreign currency exchange rate.............................       --           2         --             2
                                                               -------- ----------- ----------   -----------
    Total derivative assets...................................       --          47         --            47
                                                               -------- ----------- ----------   -----------
Net embedded derivatives within asset host contracts (2)......       --          --        959           959
Separate account assets (3)...................................       --      11,072         --        11,072
                                                               -------- ----------- ----------   -----------
    Total assets.............................................. $    498 $    12,983 $    1,101   $    14,582
                                                               ======== =========== ==========   ===========
Liabilities
Derivative liabilities: (1)
 Interest rate................................................ $     -- $        23 $       --   $        23
 Foreign currency exchange rate...............................       --           2         --             2
                                                               -------- ----------- ----------   -----------
    Total derivative liabilities..............................       --          25         --            25
                                                               -------- ----------- ----------   -----------
Net embedded derivatives within liability host contracts (2)..       --          --         56            56
                                                               -------- ----------- ----------   -----------
    Total liabilities......................................... $     -- $        25 $       56   $        81
                                                               ======== =========== ==========   ===========

--------

(1)Derivative assets are presented within other invested assets in the balance sheets and derivative liabilities are presented within other liabilities in the balance sheets. The amounts are presented gross in the tables above to reflect the presentation in the balance sheets, but are presented net for purposes of the rollforward in the Fair Value Measurements Using Significant Unobservable Inputs (Level 3) tables.

(2)Net embedded derivatives within asset host contracts are presented within premiums, reinsurance and other receivables in the balance sheets. Net embedded derivatives within liability host contracts are presented within PABs in the balance sheets.

(3)Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


  The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

 Investments

  Valuation Controls and Procedures

    On behalf of the Company and MetLife, Inc.'s Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management, provides oversight of control systems and valuation policies for securities, mortgage loans and derivatives. On a quarterly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third party pricing providers and the controls and procedures to evaluate third party pricing. Periodically, the Chief Accounting Officer reports to the Audit Committee of MetLife, Inc.'s Board of Directors regarding compliance with fair value accounting standards.

    The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as "consensus pricing," represent a reasonable estimate of fair value by considering such pricing relative to the Company's knowledge of the current market dynamics and current pricing for similar financial instruments. While independent non-binding broker quotations are utilized, they are not used for a significant portion of the portfolio. For example, fixed maturity securities priced using independent non-binding broker quotations represent less than 1% of the total estimated fair value of fixed maturity securities and 2% of the total estimated fair value of Level 3 fixed maturity securities.

    The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)

  not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

  Securities and Short-term Investments

    When available, the estimated fair value of these financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

    When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

  Level 2 Valuation Techniques and Key Inputs:

    This level includes securities priced principally by independent pricing services using observable inputs. Short-term investments within this level are of a similar nature and class to the Level 2 fixed maturity securities and equity securities.

   U.S. corporate and foreign corporate securities

     These securities are principally valued using the market and income approaches. Valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques that use standard market observable inputs such as benchmark yields, spreads off benchmark yields, new issuances, issuer rating, duration, and trades of identical or comparable securities. Privately-placed securities are valued using matrix pricing methodologies using standard market observable inputs, and inputs derived from, or corroborated by, market observable data including market yield curve, duration, call provisions, observable prices and spreads for similar publicly traded or privately traded issues that incorporate the credit quality and industry sector of the issuer, and in certain cases, delta spread adjustments to reflect specific credit-related issues.

   U.S. Treasury and agency securities

     These securities are principally valued using the market approach. Valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques using standard market observable inputs such as a benchmark U.S. Treasury yield curve, the spread off the U.S. Treasury yield curve for the identical security and comparable securities that are actively traded.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


   Structured securities comprised of RMBS, CMBS and ABS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using standard market inputs, including spreads for actively traded securities, spreads off benchmark yields, expected prepayment speeds and volumes, current and forecasted loss severity, rating, weighted average coupon, weighted average maturity, average delinquency rates, geographic region, debt-service coverage ratios and issuance-specific information, including, but not limited to: collateral type, payment terms of the underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

   State and political subdivision and foreign government securities

     These securities are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques using standard market observable inputs, including a benchmark U.S. Treasury yield or other yields, issuer ratings, broker-dealer quotes, issuer spreads and reported trades of similar securities, including those within the same sub-sector or with a similar maturity or credit rating.

   Common stock

     These securities are principally valued using the market approach. Valuations are based principally on observable inputs, including quoted prices in markets that are not considered active.

  Level 3 Valuation Techniques and Key Inputs:

    In general, securities classified within Level 3 use many of the same valuation techniques and inputs as described previously for Level 2. However, if key inputs are unobservable, or if the investments are less liquid and there is very limited trading activity, the investments are generally classified as Level 3. The use of independent non-binding broker quotations to value investments generally indicates there is a lack of liquidity or a lack of transparency in the process to develop the valuation estimates, generally causing these investments to be classified in Level 3.

   U.S. corporate and foreign corporate securities

     These securities, including financial services industry hybrid securities classified within fixed maturity securities, are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques that utilize unobservable inputs or inputs that cannot be derived principally from, or corroborated by, observable market data, including illiquidity premium, delta spread adjustments to reflect specific credit-related issues, credit spreads; and inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain valuations are based on independent non-binding broker quotations.

   Structured securities comprised of RMBS, CMBS and ABS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques that utilize

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)

   inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data, including credit spreads. Below investment grade securities and sub-prime RMBS included in this level are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain of these valuations are based on independent non-binding broker quotations.

   Non-redeemable preferred stock

     These securities, including financial services industry hybrid securities classified within equity securities, are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using inputs such as comparable credit rating and issuance structure. Certain of these securities are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2 and independent non-binding broker quotations.

  Separate Account Assets

    Separate account assets are carried at estimated fair value and reported as a summarized total on the balance sheets. The estimated fair value of separate account assets is based on the estimated fair value of the underlying assets. Separate account assets within the Company's separate accounts consist of mutual funds.

  Level 2 Valuation Techniques and Key Inputs:

    These assets are comprised of certain mutual funds without readily determinable fair values, as prices are not published publicly. Valuation of the mutual funds is based upon quoted prices or reported NAV provided by the fund managers.

 Derivatives

   The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for OTC-bilateral and OTC-cleared derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in "-- Investments."

   The significant inputs to the pricing models for most OTC-bilateral and OTC-cleared derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain OTC-bilateral and OTC-cleared derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant inputs that are unobservable generally include references to emerging market currencies and inputs that are outside the observable portion of

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)

 the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

   Most inputs for OTC-bilateral and OTC-cleared derivatives are mid-market inputs but, in certain cases, liquidity adjustments are made when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

   The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC-bilateral and OTC-cleared derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its OTC-bilateral and OTC-cleared derivatives using standard swap curves which may include a spread to the risk free rate, depending upon specific collateral arrangements. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with similar collateral arrangements. As the Company and its significant derivative counterparties generally execute trades at such pricing levels and hold sufficient collateral, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

 Freestanding Derivatives

  Level 2 Valuation Techniques and Key Inputs:

    This level includes all types of derivatives utilized by the Company with the exception of exchange traded derivatives included within Level 1 and those derivatives with unobservable inputs as described in Level 3. These derivatives are principally valued using the income approach.

   Interest rate

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve and basis curves.

     Option-based. Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, basis curves and interest rate volatility.

   Foreign currency exchange rate

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, basis curves, currency spot rates and cross currency basis curves.

 Embedded Derivatives

   Embedded derivatives principally include certain direct variable annuity guarantees and certain affiliated ceded reinsurance agreements related to such variable annuity guarantees. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


   The Company issues certain variable annuity products with guaranteed minimum benefits. GMWBs, GMABs and certain GMIBs contain embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net derivative gains (losses). These embedded derivatives are classified within PABs in the balance sheets.

   The fair value of these embedded derivatives, estimated as the present value of projected future benefits minus the present value of projected future fees using actuarial and capital market assumptions including expectations concerning policyholder behavior, is calculated by the Company's actuarial department. The calculation is based on in-force business, and is performed using standard actuarial valuation software which projects future cash flows from the embedded derivative over multiple risk neutral stochastic scenarios using observable risk free rates.

   Capital market assumptions, such as risk free rates and implied volatilities, are based on market prices for publicly traded instruments to the extent that prices for such instruments are observable. Implied volatilities beyond the observable period are extrapolated based on observable implied volatilities and historical volatilities. Actuarial assumptions, including mortality, lapse, withdrawal and utilization, are unobservable and are reviewed at least annually based on actuarial studies of historical experience.

   The valuation of these guarantee liabilities includes nonperformance risk adjustments and adjustments for a risk margin related to non-capital market inputs. The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife's debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife.

   Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees. These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in nonperformance risk; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs, may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

   The Company ceded, to an affiliated reinsurance company, the risk associated with certain of the GMIBs, GMABs and GMWBs described above that are also accounted for as embedded derivatives. In addition to ceding risks associated with guarantees that are accounted for as embedded derivatives, the Company also cedes, to the same affiliated reinsurance company, certain directly written GMIBs that are accounted for as insurance (i.e., not as embedded derivatives), but where the reinsurance agreement contains an embedded derivative. These embedded derivatives are included within premiums, reinsurance and other receivables in the balance sheets with changes in estimated fair value reported in net derivative gains (losses). The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously for the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


  Embedded Derivatives Within Asset and Liability Host Contracts

  Level 3 Valuation Techniques and Key Inputs:

   Direct guaranteed minimum benefits

     These embedded derivatives are principally valued using the income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, nonperformance risk and cost of capital for purposes of calculating the risk margin.

   Reinsurance ceded on certain guaranteed minimum benefits

     These embedded derivatives are principally valued using the income approach. The valuation techniques and significant market standard unobservable inputs used in their valuation are similar to those described above in "-- Direct Guaranteed Minimum Benefits" and also include counterparty credit spreads.

 Transfers between Levels

   Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

  Transfers between Levels 1 and 2:

    There were no transfers between Levels 1 and 2 for assets and liabilities measured at estimated fair value and still held at December 31, 2013 and 2012.

  Transfers into or out of Level 3:

    Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

    Transfers into Level 3 for fixed maturity securities were due primarily to a lack of trading activity, decreased liquidity and credit ratings downgrades (e.g., from investment grade to below investment grade) which have resulted in decreased transparency of valuations and an increased use of independent non-binding broker quotations and unobservable inputs, such as illiquidity premiums, delta spread adjustments, or credit spreads.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


    Transfers out of Level 3 for fixed maturity securities resulted primarily from increased transparency of both new issuances that, subsequent to issuance and establishment of trading activity, became priced by independent pricing services and existing issuances that, over time, the Company was able to obtain pricing from, or corroborate pricing received from, independent pricing services with observable inputs (such as observable spreads used in pricing securities) or increases in market activity and upgraded credit ratings.

Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

  The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at:

                                                                             December 31, 2013
                       --------------------- --------------------------  --------------------------
                            Valuation              Significant                             Weighted
                            Techniques          Unobservable Inputs          Range        Average (1)
                       --------------------- --------------------------  -------------    -----------
Fixed maturity securities: (3)
 U.S. corporate and    Matrix pricing        Delta spread
  foreign corporate...                         adjustments (4)            (10)  -     30        6
                                             Illiquidity premium (4)        30  -     30       30
                                             Credit spreads (4)
                       Consensus pricing     Offered quotes (5)
                       -------------------------------------------------------------------------------
RMBS                   Matrix pricing and    Credit spreads (4)
                         discounted cash
                         flow                                               97  -    574      411
                       Market pricing        Quoted prices (5)             100  -    100      100
                       -------------------------------------------------------------------------------
CMBS                   Market pricing        Quoted prices (5)
                       -------------------------------------------------------------------------------
ABS                    Market pricing        Quoted prices (5)              99  -     99       99
                       Consensus pricing     Offered quotes (5)             99  -     99       99
                       -------------------------------------------------------------------------------
Embedded derivatives:
 Direct and ceded      Option pricing        Mortality rates:
  guaranteed             techniques
  minimum
  benefits............
                                                 Ages 0 - 40                 0% -   0.10%
                                                 Ages 41 - 60             0.04% -   0.65%
                                                 Ages 61 - 115            0.26% -    100%
                                             Lapse rates:
                                                 Durations 1 - 10         0.50% -    100%
                                                 Durations 11 -20            3% -    100%
                                                 Durations 21 -116           3% -    100%
                                             Utilization rates              20% -     50%
                                             Withdrawal rates             0.07% -     10%
                                             Long-term equity
                                               volatilities              17.40% -     25%
                                             Nonperformance risk
                                               spread                     0.03% -   0.44%
                       -------------------------------------------------------------------------------

                                                                             December 31, 2012           Impact of
                       --------------------- --------------------------  --------------------------   Increase in Input
                            Valuation              Significant                             Weighted     on Estimated
                            Techniques          Unobservable Inputs          Range        Average (1)  Fair Value (2)
                       --------------------- --------------------------  -------------    ----------- -----------------
Fixed maturity securities: (3)
 U.S. corporate and    Matrix pricing        Delta spread
  foreign corporate...                         adjustments (4)              50  -    100       57        Decrease
                                             Illiquidity premium (4)        30  -     30       30        Decrease
                                             Credit spreads (4)             23  -    421      129        Decrease
                       Consensus pricing     Offered quotes (5)            100  -    102      101        Increase
                       -------------------------------------------------------------------------------------------------
RMBS                   Matrix pricing and    Credit spreads (4)
                         discounted cash
                         flow                                              161  -    657      541      Decrease (6)
                       Market pricing        Quoted prices (5)                                         Increase (6)
                       -------------------------------------------------------------------------------------------------
CMBS                   Market pricing        Quoted prices (5)             100  -    100      100      Increase (6)
                       -------------------------------------------------------------------------------------------------
ABS                    Market pricing        Quoted prices (5)                                         Increase (6)
                       Consensus pricing     Offered quotes (5)                                        Increase (6)
                       -------------------------------------------------------------------------------------------------
Embedded derivatives:
 Direct and ceded      Option pricing        Mortality rates:
  guaranteed             techniques
  minimum
  benefits............
                                                 Ages 0 - 40                 0% -   0.10%              Decrease (7)
                                                 Ages 41 - 60             0.05% -   0.64%              Decrease (7)
                                                 Ages 61 - 115            0.32% -    100%              Decrease (7)
                                             Lapse rates:
                                                 Durations 1 - 10         0.50% -    100%              Decrease (8)
                                                 Durations 11 -20            3% -    100%              Decrease (8)
                                                 Durations 21 -116           3% -    100%              Decrease (8)
                                             Utilization rates              20% -     50%              Increase (9)
                                             Withdrawal rates             0.07% -     10%                      (10)
                                             Long-term equity
                                               volatilities              17.40% -     25%              Increase (11)
                                             Nonperformance risk
                                               spread                     0.10% -   0.67%              Decrease (12)
                       -------------------------------------------------------------------------------------------------

--------

(1)The weighted average for fixed maturity securities is determined based on the estimated fair value of the securities.

(2)The impact of a decrease in input would have the opposite impact on the estimated fair value. For embedded derivatives, changes to direct guaranteed minimum benefits are based on liability positions and changes to ceded guaranteed minimum benefits are based on asset positions.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


(3)Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations.

(4)Range and weighted average are presented in basis points.

(5)Range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(6)Changes in the assumptions used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

(7)Mortality rates vary by age and by demographic characteristics such as gender. Mortality rate assumptions are based on company experience. A mortality improvement assumption is also applied. For any given contract, mortality rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(8)Base lapse rates are adjusted at the contract level based on a comparison of the actuarially calculated guaranteed values and the current policyholder account value, as well as other factors, such as the applicability of any surrender charges. A dynamic lapse function reduces the base lapse rate when the guaranteed amount is greater than the account value as in the money contracts are less likely to lapse. Lapse rates are also generally assumed to be lower in periods when a surrender charge applies. For any given contract, lapse rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(9)The utilization rate assumption estimates the percentage of contract holders with a GMIB or lifetime withdrawal benefit who will elect to utilize the benefit upon becoming eligible. The rates may vary by the type of guarantee, the amount by which the guaranteed amount is greater than the account value, the contract's withdrawal history and by the age of the policyholder. For any given contract, utilization rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(10)The withdrawal rate represents the percentage of account balance that any given policyholder will elect to withdraw from the contract each year. The withdrawal rate assumption varies by age and duration of the contract, and also by other factors such as benefit type. For any given contract, withdrawal rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative. For GMWBs, any increase (decrease) in withdrawal rates results in an increase (decrease) in the estimated fair value of the guarantees. For GMABs and GMIBs, any increase (decrease) in withdrawal rates results in a decrease (increase) in the estimated fair value.

(11)Long-term equity volatilities represent equity volatility beyond the period for which observable equity volatilities are available. For any given contract, long-term equity volatility rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(12)Nonperformance risk spread varies by duration and by currency. For any given contract, multiple nonperformance risk spreads will apply, depending on the duration of the cash flow being discounted for purposes of valuing the embedded derivative.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


  The following is a summary of the valuation techniques and significant unobservable inputs used in the fair value measurement of assets and liabilities classified within Level 3 that are not included in the preceding table. Generally, all other classes of securities classified within Level 3 use the same valuation techniques and significant unobservable inputs as previously described for Level 3 securities. This includes matrix pricing and discounted cash flow methodologies, inputs such as quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, as well as independent non-binding broker quotations. The sensitivity of the estimated fair value to changes in the significant unobservable inputs for these other assets and liabilities is similar in nature to that described in the preceding table.

  The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

                                               Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                         -----------------------------------------------------------------------------------
                                              Fixed Maturity Securities:       Equity Securities:
                                         ------------------------------------- -----------------
                                                                                          Non-
                                                                                       redeemable                   Net
                                           U.S.                 Foreign        Common  Preferred  Short-term     Embedded
                                         Corporate RMBS  CMBS  Corporate  ABS  Stock     Stock    Investments Derivatives (6)
                                         --------- ----- ----- --------- ----- ------  ---------- ----------- ---------------
                                                                            (In millions)
Year Ended December 31, 2013:
Balance at January 1,...................   $  55   $  14 $  14   $  42   $  -- $  --     $  17       $  --        $  903
Total realized/unrealized gains
 (losses) included in:
 Net income (loss): (1), (2)............
  Net investment income.................      --      --    --      --      --    --        --          --            --
  Net investment gains (losses).........      --      --    --      --      --    --        --          --            --
  Net derivative gains (losses).........      --      --    --      --      --    --        --          --         (415)
 OCI....................................      --      --    --       2      --    --         2          --            --
Purchases (3)...........................       4      13    --      10       7    --        --          --            --
Sales (3)...............................    (10)      --    --     (9)      --    --        --          --            --
Issuances (3)...........................      --      --    --      --      --    --        --          --            --
Settlements (3).........................      --      --    --      --      --    --        --          --            19
Transfers into Level 3 (4)..............      --      --    --      --      --    --        --          --            --
Transfers out of Level 3 (4)............    (36)      --  (14)     (1)      --    --        --          --            --
                                           -----   ----- -----   -----   ----- -----     -----       -----        ------
Balance at December 31,.................   $  13   $  27 $  --   $  44   $   7 $  --     $  19       $  --        $  507
                                           =====   ===== =====   =====   ===== =====     =====       =====        ======
Changes in unrealized gains (losses)
 included in net income (loss): (5)
 Net investment income..................   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net investment gains (losses)..........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net derivative gains (losses)..........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $(402)

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


                                               Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                         -----------------------------------------------------------------------------------
                                              Fixed Maturity Securities:       Equity Securities:
                                         ------------------------------------- -----------------
                                                                                          Non-
                                                                                       redeemable                   Net
                                           U.S.                 Foreign        Common  Preferred  Short-term     Embedded
                                         Corporate RMBS  CMBS  Corporate  ABS  Stock     Stock    Investments Derivatives (6)
                                         --------- ----- ----- --------- ----- ------  ---------- ----------- ---------------
                                                                            (In millions)
Year Ended December 31, 2012:
Balance at January 1,...................   $  16   $  11 $  --   $   6   $   6 $  19     $  15       $  --        $  580
Total realized/unrealized gains
 (losses) included in:
 Net income (loss): (1), (2)............
  Net investment income.................      --      --    --      --      --    --        --          --            --
  Net investment gains (losses).........      --      --    --      --      --    --        --          --            --
  Net derivative gains (losses).........      --      --    --      --      --    --        --          --           303
 OCI....................................       2       3    --      --      --    --         2          --            --
Purchases (3)...........................      31      --    14      36      --    --        --          --            --
Sales (3)...............................     (2)      --    --      --     (6)    --        --          --            --
Issuances (3)...........................      --      --    --      --      --    --        --          --            --
Settlements (3).........................      --      --    --      --      --    --        --          --            20
Transfers into Level 3 (4)..............      11      --    --      --      --    --        --          --            --
Transfers out of Level 3 (4)............     (3)      --    --      --      --  (19)        --          --            --
                                           -----   ----- -----   -----   ----- -----     -----       -----        ------
Balance at December 31,.................   $  55   $  14 $  14   $  42   $  -- $  --     $  17       $  --        $  903
                                           =====   ===== =====   =====   ===== =====     =====       =====        ======
Changes in unrealized gains (losses)
 included in net income (loss): (5)
 Net investment income..................   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net investment gains (losses)..........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net derivative gains (losses)..........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $  309

                                             Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                       -----------------------------------------------------------------------------------
                                            Fixed Maturity Securities:       Equity Securities:
                                       ------------------------------------- -----------------
                                                                                        Non-
                                                                                     redeemable                   Net
                                         U.S.                 Foreign        Common  Preferred  Short-term     Embedded
                                       Corporate RMBS  CMBS  Corporate  ABS  Stock     Stock    Investments Derivatives (6)
                                       --------- ----- ----- --------- ----- ------  ---------- ----------- ---------------
                                                                          (In millions)
Year Ended December 31, 2011:
Balance at January 1,.................   $  22   $  11 $  --   $  25   $  19 $  10     $  15       $   9        $  269
Total realized/unrealized gains
 (losses) included in:
 Net income (loss): (1), (2)..........
  Net investment income...............      --      --    --      --      --    --        --          --            --
  Net investment gains (losses).......      --      --    --     (3)      --    --        --          --            --
  Net derivative gains (losses).......      --      --    --      --      --    --        --          --           290
 OCI..................................       1      --    --       2       1    --        --          --            --
Purchases (3).........................       2      --    --       6       5     9        --          --            --
Sales (3).............................     (2)      --    --    (17)     (9)    --        --         (9)            --
Issuances (3).........................      --      --    --      --      --    --        --          --            --
Settlements (3).......................      --      --    --      --      --    --        --          --            21
Transfers into Level 3 (4)............      --      --    --      --      --    --        --          --            --
Transfers out of Level 3 (4)..........     (7)      --    --     (7)    (10)    --        --          --            --
                                         -----   ----- -----   -----   ----- -----     -----       -----        ------
Balance at December 31,...............   $  16   $  11 $  --   $   6   $   6 $  19     $  15       $  --        $  580
                                         =====   ===== =====   =====   ===== =====     =====       =====        ======
Changes in unrealized gains (losses)
 included in net income (loss): (5)
 Net investment income................   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net investment gains (losses)........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net derivative gains (losses)........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $  293

--------

(1)Amortization of premium/discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses). Lapses associated with net embedded derivatives are included in net derivative gains (losses).

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


(2)Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

(3)Items purchased/issued and then sold/settled in the same period are excluded from the rollforward. Fees attributed to embedded derivatives are included in settlements.

(4)Gains and losses, in net income (loss) and OCI, are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(5)Changes in unrealized gains (losses) included in net income (loss) relate to assets and liabilities still held at the end of the respective periods.

(6)Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

Fair Value of Financial Instruments Carried at Other Than Fair Value

  The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income and payables for collateral under securities loaned and other transactions. The estimated fair value of the excluded financial instruments, which are primarily classified in Level 2 and, to a lesser extent, in Level 1, approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. All remaining balance sheet amounts excluded from the table below are not considered financial instruments subject to this disclosure.

  The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

                                                       December 31, 2013
                                 -------------------------------------------------------------
                                                  Fair Value Hierarchy
                                    -      -----------------------------------
                                 Carrying                                      Total Estimated
                                  Value        Level 1     Level 2     Level 3   Fair Value
                                 --------- ----------- ----------- ----------- ---------------
                                                         (In millions)
Assets
Mortgage loans.................. $     286  $     --     $    --    $     303     $    303
Policy loans.................... $      27  $     --     $     3    $      39     $     42
Other limited partnership
 interests...................... $       1  $     --     $    --    $       1     $      1
Other invested assets........... $      45  $     --     $    50    $      --     $     50
Premiums, reinsurance and other
 receivables.................... $   1,258  $     --     $    --    $   1,359     $  1,359
Other assets.................... $       5  $     --     $     5    $      --     $      5
Liabilities
PABs............................ $   2,293  $     --     $    --    $   2,501     $  2,501
Other liabilities............... $       1  $     --     $     1    $      --     $      1

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)

                                                       December 31, 2012
                                 -------------------------------------------------------------
                                                  Fair Value Hierarchy
                                           -----------------------------------
                                 Carrying                                      Total Estimated
                                  Value        Level 1     Level 2     Level 3   Fair Value
                                 --------- ----------- ----------- ----------- ---------------
                                                         (In millions)
Assets
Mortgage loans.................. $     284  $     --     $    --    $     307     $     307
Policy loans.................... $      27  $     --     $     2    $      46     $      48
Other limited partnership
 interests...................... $       1  $     --     $    --    $       2     $       2
Other invested assets........... $      45  $     --     $    57    $      --     $      57
Premiums, reinsurance and other
 receivables.................... $   1,364  $     --     $    --    $   1,527     $   1,527
Other assets.................... $       6  $     --     $     6    $      --     $       6
Liabilities
PABs............................ $   2,431  $     --     $    --    $   2,788     $   2,788
Other liabilities............... $       3  $     --     $     3    $      --     $       3

  The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

 Mortgage Loans

   For mortgage loans, estimated fair value is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk, or is determined from pricing for similar loans.

 Policy Loans

   Policy loans with fixed interest rates are classified within Level 3. The estimated fair values for these loans are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed by applying a weighted-average interest rate to the outstanding principal balance of the respective group of policy loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. Policy loans with variable interest rates are classified within Level 2 and the estimated fair value approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

 Other Limited Partnership Interests

   The estimated fair values of these cost method investments are generally based on the Company's share of the NAV as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


 Other Invested Assets

   These other invested assets are principally comprised of loans to affiliates. The estimated fair value of loans to affiliates is determined by discounting the expected future cash flows using market interest rates currently available for instruments with similar terms and remaining maturities.

 Premiums, Reinsurance and Other Receivables

   Premiums, reinsurance and other receivables are principally comprised of certain amounts recoverable under reinsurance agreements.

   Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been classified as Level 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

 Other Assets

   Other assets are comprised of a receivable for the reimbursable portion of the estimated future guaranty liability that pertains to pre-acquisition business. With the exception of the receivable, other assets are not considered financial instruments subject to disclosure. Accordingly, the amount represents the receivable from an unaffiliated institution for which the estimated fair value was determined by discounting the expected future cash flows using a discount rate that reflects the credit standing of the unaffiliated institution.

 PABs

   These PABs include investment contracts. Embedded derivatives on investment contracts and certain variable annuity guarantees accounted for as embedded derivatives are excluded from this caption in the preceding tables as they are separately presented in "-- Recurring Fair Value Measurements."

   The investment contracts primarily include fixed deferred annuities and fixed term payout annuities. The valuation of these investment contracts is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using current market risk-free interest rates adding a spread to reflect the nonperformance risk in the liability.

 Other Liabilities

   Other liabilities consist of derivative payables and amounts due for securities purchased but not yet settled. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which are not materially different from the carrying values.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

8. Equity


Statutory Equity and Income

  Each U.S. insurance company's state of domicile imposes risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). Regulatory compliance is determined by a ratio of a company's total adjusted capital, calculated in the manner prescribed by the NAIC ("TAC") to its authorized control level RBC, calculated in the manner prescribed by the NAIC ("ACL RBC"). Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC ("Company Action RBC"). The RBC ratio for the Company was in excess of 1,400% for all periods presented.

  The Company prepares statutory-basis financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of its state of domicile. The NAIC has adopted the Codification of Statutory Accounting Principles ("Statutory Codification"). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by state insurance departments may impact the effect of Statutory Codification on the statutory capital and surplus of the Company.

  Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting of reinsurance agreements and valuing securities on a different basis.

  In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years.

  Statutory net income (loss) of the Company, a Missouri domiciled insurer, was $111 million, $132 million and $94 million for the years ended December 31, 2013, 2012 and 2011, respectively. Statutory capital and surplus was $666 million and $704 million at December 31, 2013 and 2012, respectively. All such amounts are derived from the statutory-basis financial statements as filed with the Missouri State Department of Insurance.

Dividend Restrictions

  Under Missouri State Insurance Law, MLIIC is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to MetLife as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or
(ii) its statutory net gain from operations for the immediately preceding calendar year (excluding net realized capital gains). MLIIC will be permitted to pay a dividend to MetLife in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Missouri Director of Insurance (the "Missouri Director") and the Missouri Director either approves the distribution of the dividend or does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined by the Company as "unassigned funds (surplus)") as of the last filed annual statutory statement requires insurance regulatory approval. Under Missouri State Insurance Law, the Missouri Director has broad discretion in determining

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

8. Equity (continued)

whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. During the years ended December 31, 2013 and 2012, MLIIC paid a dividend to MetLife of $129 million and $18 million, respectively. During the year ended December 31, 2011, MLIIC did not pay a dividend to MetLife. Based on amounts at December 31, 2013, MLIIC could pay a stockholder dividend in 2014 of $99 million without prior regulatory approval of the Missouri Director.

Accumulated Other Comprehensive Income (Loss)

  Information regarding changes in the balances of each component of AOCI, net of income tax, was as follows:

                                                        Unrealized
                                                     Investment Gains     Unrealized
                                                     (Losses), Net of   Gains (Losses)
                                                    Related Offsets (1) on Derivatives  Total
                                                    ------------------- -------------- -------
                                                                  (In millions)
Balance at December 31, 2010.......................       $    19          $     1     $    20
OCI before reclassifications.......................            19               --          19
Income tax expense (benefit).......................           (7)               --         (7)
                                                          -------          -------     -------
 OCI before reclassifications, net of income tax...            31                1          32
Amounts reclassified from AOCI.....................             4               --           4
Income tax expense (benefit).......................           (1)               --         (1)
                                                          -------          -------     -------
 Amounts reclassified from AOCI, net of income tax.             3               --           3
                                                          -------          -------     -------
Balance at December 31, 2011.......................            34                1          35
OCI before reclassifications.......................            61              (1)          60
Income tax expense (benefit).......................          (21)               --        (21)
                                                          -------          -------     -------
 OCI before reclassifications, net of income tax...            74               --          74
Amounts reclassified from AOCI.....................             3               --           3
Income tax expense (benefit).......................           (1)               --         (1)
                                                          -------          -------     -------
 Amounts reclassified from AOCI, net of income tax.             2               --           2
                                                          -------          -------     -------
Balance at December 31, 2012.......................            76               --          76
OCI before reclassifications.......................          (78)              (2)        (80)
Income tax expense (benefit).......................            27                1          28
                                                          -------          -------     -------
 OCI before reclassifications, net of income tax...            25              (1)          24
Amounts reclassified from AOCI.....................           (2)               --         (2)
Income tax expense (benefit).......................             1               --           1
                                                          -------          -------     -------
 Amounts reclassified from AOCI, net of income tax.           (1)               --         (1)
                                                          -------          -------     -------
Balance at December 31, 2013.......................       $    24          $   (1)     $    23
                                                          =======          =======     =======

--------
(1)See Note 5 for information on offsets to investments related to insurance liabilities and DAC and VOBA.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

8. Equity (continued)


  Information regarding amounts reclassified out of each component of AOCI, was as follows:

                                                                                          Statement of Operations and
AOCI Components                                        Amounts Reclassified from AOCI Comprehensive Income (Loss) Location
----------------------------------------------------   ------------------------------ ------------------------------------
                                                        Years Ended December 31,
                                                       ------------------------------
                                                         2013       2012      2011
                                                        --------  --------  --------
                                                             (In millions)
Net unrealized investment gains (losses):
  Net unrealized investment gains (losses)............ $      1   $    (5)  $    (5)  Other net investment gains (losses)
  Net unrealized investment gains (losses)............        1          2         1  Net investment income
                                                        --------  --------  --------
   Net unrealized investment gains (losses), before
    income tax........................................        2        (3)       (4)
   Income tax (expense) benefit.......................      (1)          1         1
                                                        --------  --------  --------
   Net unrealized investment gains (losses), net of
    income tax........................................ $      1   $    (2)  $    (3)
                                                        ========  ========  ========
Total reclassifications, net of income tax............ $      1   $    (2)  $    (3)
                                                        ========  ========  ========

9. Other Expenses

  Information on other expenses was as follows:

                                                Years Ended December 31,
                                                ------------------------
                                                 2013     2012    2011
                                                -----    -----   -----
                                                  (In millions)
              Compensation..................... $   5    $   9   $  10
              Commissions......................    50       57      68
              Volume-related costs.............    --        3       7
              Capitalization of DAC............   (6)     (19)    (34)
              Amortization of DAC and VOBA.....  (89)      148     172
              Premium taxes, licenses and fees.     3        1       6
              Other............................    26       30      30
                                                 -----    -----   -----
                Total other expenses........... $(11)    $ 229   $ 259
                                                 =====    =====   =====

Capitalization and Amortization of DAC and VOBA

  See Note 3 for additional information on DAC and VOBA including impacts of capitalization and amortization.

Affiliated Expenses

  See Note 12 for discussion of affiliated expenses included in the table above.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

10. Income Tax


   The provision for income tax was as follows:

                                                      Years Ended December 31,
                                                      ------------------------
                                                        2013     2012    2011
                                                       -------  -----   -----
                                                         (In millions)
       Current:
        Federal...................................... $    38   $   8   $  24
       Deferred:
        Federal......................................   (105)      86      66
                                                       -------   -----  -----
          Provision for income tax expense (benefit). $  (67)   $  94   $  90
                                                       =======   =====  =====

   The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported was as follows:

                                                    Years Ended December 31,
                                                    ------------------------
                                                      2013     2012    2011
                                                     -------  -----   -----
                                                       (In millions)
        Tax provision at U.S. statutory rate....... $  (55)   $ 103   $ 107
        Tax effect of:
         Dividend received deduction...............    (12)    (11)    (13)
         Prior year tax............................     (2)       3     (2)
         Tax credits...............................     (1)     (1)     (2)
         Other, net................................       3      --      --
                                                     -------   -----  -----
        Provision for income tax expense (benefit). $  (67)   $  94   $  90
                                                     =======   =====  =====

   Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

                                                          December 31,
                                                        -----------------
                                                          2013     2012
                                                        -------- --------
                                                          (In millions)
      Deferred income tax assets:
       Investments, including derivatives.............. $      9 $     --
       Tax credit carryforwards........................        5       --
       Other, net......................................        2
                                                        -------- --------
         Total deferred income tax assets..............       16       --
      Deferred income tax liabilities:
       Policyholder liabilities and receivables........      110      234
       DAC and VOBA....................................       86       33
       Net unrealized investment gains.................       11       40
       Investments, including derivatives..............       --       18
       Other...........................................        1        1
                                                        -------- --------
         Total deferred income tax liabilities.........      208      326
                                                        -------- --------
           Net deferred income tax asset (liability)... $  (192) $  (326)
                                                        ======== ========

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

10. Income Tax (continued)


   Tax credit carryforwards of $5 million at December 31, 2013 will expire beginning in 2021.

   The Company participates in a tax sharing agreement with MetLife, as described in Note 1. Pursuant to this tax sharing agreement, the amounts due from affiliates include $18 million and $8 million at December 31, 2013 and 2012, respectively. The amounts due to affiliates include $8 million at December 31, 2011.

   The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. The Company is no longer subject to U.S. federal, state or local income tax examinations in major taxing jurisdictions for years prior to 2006. The IRS audit cycle for the year 2006, which began in April 2010, is expected to conclude in 2014.

   It is not expected that there will be a material change in the Company's liability for unrecognized tax benefits in the next 12 months.

   A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

                                                                                  Year Ended
                                                                               December 31, 2013
                                                                               -----------------
                                                                                 (In millions)
Balance at January 1,.........................................................     $     --
Additions for tax positions of prior years....................................            3
                                                                                   --------
Balance at December 31,.......................................................     $      3
                                                                                   ========
Unrecognized tax benefits that, if recognized would impact the effective rate.     $      3
                                                                                   ========

   There were no unrecognized tax benefits at December 31, 2012 and 2011.

   The Company classifies interest accrued related to unrecognized tax benefits in interest expense, included within other expenses, while penalties are included in income tax expense.

   Interest was as follows:

                                                                 Year Ended
                                                              December 31, 2013
                                                              -----------------
                                                                (In millions)
Interest recognized in the statements of operations..........     $      1

                                                              December 31, 2013
                                                              -----------------
                                                                (In millions)
Interest included in other liabilities in the balance sheets.     $      1

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

10. Income Tax (continued)


   There was no interest recognized in the statements of operations for the years ended December 31, 2012 and 2011. There was no interest included in other liabilities in the balance sheets at December 31, 2012.

   The Company had no penalties for the years ended December 31, 2013, 2012 and 2011.

   The U.S. Treasury Department and the IRS have indicated that they intend to address through regulations the methodology to be followed in determining the dividends received deduction ("DRD"), related to variable life insurance and annuity contracts. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between the actual tax expense and expected amount determined using the federal statutory tax rate of 35%. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2013 and 2012, the Company recognized an income tax benefit of $14 million and $8 million, respectively, related to the separate account DRD. The 2013 benefit included a benefit of $2 million related to a true-up of the 2012 tax return. The 2012 benefit included an expense of $3 million related to a true-up of the 2011 tax return.

11. Contingencies, Commitments and Guarantees

Contingencies

 Litigation

  Unclaimed Property Inquiries

    In April 2012, MetLife, for itself and on behalf of entities including the Company, reached agreements with representatives of the U.S. jurisdictions that were conducting audits of MetLife and certain of its affiliates for compliance with unclaimed property laws, and with state insurance regulators directly involved in a multistate targeted market conduct examination relating to claim-payment practices and compliance with unclaimed property laws. At least one other jurisdiction is pursuing a market conduct examination. It is possible that other jurisdictions may pursue similar examinations or audits and that such actions may result in additional payments to beneficiaries, additional escheatment of funds deemed abandoned under state laws, administrative penalties, interest, and/or further changes to the Company's procedures. The Company is not currently able to estimate these additional possible costs.

  Sales Practices Claims

    Over the past several years, the Company has faced claims and regulatory inquiries and investigations, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in these matters. The Company believes adequate provision has been made in its financial statements for all probable and reasonably estimable losses for sales practices matters.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

11. Contingencies, Commitments and Guarantees (continued)


  Summary

    Various litigation, claims and assessments against the Company, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor, and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

    It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company's net income or cash flows in particular annual periods.

 Insolvency Assessments

   Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments were as follows:

                                                              December 31,
                                                             ---------------
                                                              2013    2012
                                                             ------- -------
                                                              (In millions)
    Other Assets:
     Premium tax offset for future undiscounted assessments. $     1 $     1
     Receivable for reimbursement of paid assessments (1)...       5       6
                                                             ------- -------
                                                             $     6 $     7
                                                             ======= =======
    Other Liabilities:
     Insolvency assessments................................. $     6 $     8
                                                             ======= =======

--------

(1)The Company holds a receivable from the seller of a prior acquisition in accordance with the purchase agreement.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

11. Contingencies, Commitments and Guarantees (continued)


Commitments

 Commitments to Fund Partnership Investments

   The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $7 million and $9 million at December 31, 2013 and 2012, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

 Mortgage Loan Commitments

   The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $6 million and $1 million at December 31, 2013 and 2012, respectively.

 Commitments to Fund Private Corporate Bond Investments

   The Company commits to lend funds under private corporate bond investments. The amounts of these unfunded commitments were $14 million and $13 million at December 31, 2013 and 2012, respectively.

Guarantees

  In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties such that it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

  In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

  The Company had no liability for indemnities, guarantees and commitments at both December 31, 2013 and 2012.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

12. Related Party Transactions


Service Agreements

  The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include management, policy administrative functions, personnel, investment advice and distribution services. For certain agreements, charges are based on various performance measures or activity-based costing. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual incidence of cost incurred by the Company and/or affiliate. Expenses incurred with affiliates related to these agreements, recorded in other expenses, were $78 million, $53 million and $76 million for the years ended December 31, 2013, 2012 and 2011, respectively. Revenues received from affiliates related to these agreements, recorded in universal life and investment-type product policy fees, were $38 million, $34 million and $32 million for the years ended December 31, 2013, 2012 and 2011, respectively. Revenues received from affiliates related to these agreements, recorded in fees on ceded reinsurance and other, were $25 million, $24 million and $26 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  The Company had net receivables from affiliates, related to the items discussed above, of $4 million and $2 million at December 31, 2013 and 2012, respectively.

  See Notes 4 and 5 for additional information on related party transactions.

13. Subsequent Event

  The Company has evaluated events subsequent to December 31, 2013, through March 31, 2014, which is the date these financial statements were available to be issued, and has determined there are no material subsequent events requiring adjustment to or disclosure in the financial statements.

                       EXETER REASSURANCE COMPANY, LTD.

                             FINANCIAL STATEMENTS

           AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEARS ENDED
                DECEMBER 31, 2013, 2012 AND 2011 (AS RESTATED)
                       AND INDEPENDENT AUDITORS' REPORT

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Exeter Reassurance Company, Ltd.:

We have audited the accompanying financial statements of Exeter Reassurance Company, Ltd. (a wholly-owned subsidiary of MetLife, Inc.) (the "Company"), which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income (loss), stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2013, and the related notes to the financial statements.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Exeter Reassurance Company, Ltd. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

EMPHASIS OF MATTER

As discussed in Note 1 to the financial statements, the accompanying financial statements have been restated to correct misstatements on the 2013, 2012 and 2011 statements of cash flows. Our opinion is not modified with respect to this matter.

OTHER MATTERS

In our report dated April 2, 2014 on the previously issued 2012 financial statements filed with the Cayman Islands Monetary Authority ("CIMA"), we expressed an opinion that the Company's 2012 balance sheet did not fairly present insurance liabilities and, accordingly, did not conform to the presentation required under accounting principles generally accepted in the United States of America. That presentation was based on practices prescribed or permitted by CIMA. As noted in Note 1, in these general purpose financial statements, the Company has changed its presentation of insurance liabilities to conform to accounting principles generally accepted in the United States of America. Accordingly, our present opinion on the 2012 financial statements, as presented herein, is different from that expressed in our previous report.

In addition, results of the Company may not be indicative of those of a stand-alone entity, as the Company is a member of a controlled group of affiliated companies.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants
Princeton, New Jersey
April 2, 2014
(October 27, 2014 as to Note 1 related to the restatements and November 7, 2014 as to Note 14)

                       EXETER REASSURANCE COMPANY, LTD.

                                BALANCE SHEETS
                          DECEMBER 31, 2013 AND 2012

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                           2013
                                                                                                      ---------------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $1,311,922
   and $1,719,913, respectively)..................................................................... $     1,321,081
  Short-term investments, at estimated fair value....................................................       2,781,282
  Derivative assets..................................................................................       2,375,499
  Funds withheld at interest.........................................................................       2,694,267
                                                                                                      ---------------
   Total investments.................................................................................       9,172,129
Cash and cash equivalents............................................................................         629,616
Accrued investment income............................................................................          94,238
Premiums, reinsurance and other receivables..........................................................         645,814
Deferred policy acquisition costs....................................................................         159,820
Current income tax recoverable.......................................................................         196,592
Deferred income tax recoverable......................................................................       1,529,464
                                                                                                      ---------------
   Total assets...................................................................................... $    12,427,673
                                                                                                      ===============
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Future policy benefits............................................................................... $     2,747,421
Policyholder account balances........................................................................       2,488,945
Other policy-related balances........................................................................       2,170,145
Policyholder dividends payable.......................................................................          16,256
Debt -- affiliated...................................................................................         575,118
Derivative liabilities...............................................................................       2,648,454
Other liabilities....................................................................................         551,170
                                                                                                      ---------------
   Total liabilities.................................................................................      11,197,509
                                                                                                      ---------------
CONTINGENCIES AND COMMITMENTS (NOTE 12)
STOCKHOLDER'S EQUITY
Preferred stock, par value $.01 per share; 250,000 shares authorized, 200,000 issued and outstanding at December 31, 2013; par value $1.00 per share; 200,000 shares authorized, issued and outstanding at December 31, 2012; $2,000,000 aggregate liquidation preference at
 December 31, 2013 and 2012..........................................................................               2
Common stock, par value $.01 per share; 13,875,000 shares authorized, 13,466,000 issued and outstanding at December 31, 2013; par value $1.00 per share; 14,125,000 shares authorized,
 13,466,000 shares issued and outstanding at December 31, 2012.......................................             135
Additional paid-in capital...........................................................................       4,125,653
Retained earnings (accumulated deficit)..............................................................     (2,964,638)
Accumulated other comprehensive income (loss)........................................................          69,012
                                                                                                      ---------------
   Total stockholder's equity........................................................................       1,230,164
                                                                                                      ---------------
   Total liabilities and stockholder's equity........................................................ $    12,427,673
                                                                                                      ===============

                                                                                                           2012
                                                                                                      ---------------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $1,311,922
   and $1,719,913, respectively)..................................................................... $     1,785,619
  Short-term investments, at estimated fair value....................................................       4,307,652
  Derivative assets..................................................................................       4,652,428
  Funds withheld at interest.........................................................................       2,436,815
                                                                                                      ---------------
   Total investments.................................................................................      13,182,514
Cash and cash equivalents............................................................................         905,519
Accrued investment income............................................................................          93,501
Premiums, reinsurance and other receivables..........................................................         775,433
Deferred policy acquisition costs....................................................................         136,661
Current income tax recoverable.......................................................................         261,720
Deferred income tax recoverable......................................................................       2,267,071
                                                                                                      ---------------
   Total assets...................................................................................... $    17,622,419
                                                                                                      ===============
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Future policy benefits............................................................................... $     2,735,580
Policyholder account balances........................................................................       8,831,285
Other policy-related balances........................................................................       1,896,818
Policyholder dividends payable.......................................................................          17,438
Debt -- affiliated...................................................................................          75,118
Derivative liabilities...............................................................................       1,665,997
Other liabilities....................................................................................       1,726,141
                                                                                                      ---------------
   Total liabilities.................................................................................      16,948,377
                                                                                                      ---------------
CONTINGENCIES AND COMMITMENTS (NOTE 12)
STOCKHOLDER'S EQUITY
Preferred stock, par value $.01 per share; 250,000 shares authorized, 200,000 issued and outstanding at December 31, 2013; par value $1.00 per share; 200,000 shares authorized, issued and outstanding at December 31, 2012; $2,000,000 aggregate liquidation preference at
 December 31, 2013 and 2012..........................................................................             200
Common stock, par value $.01 per share; 13,875,000 shares authorized, 13,466,000 issued and outstanding at December 31, 2013; par value $1.00 per share; 14,125,000 shares authorized,
 13,466,000 shares issued and outstanding at December 31, 2012.......................................          13,466
Additional paid-in capital...........................................................................       4,085,299
Retained earnings (accumulated deficit)..............................................................     (3,504,200)
Accumulated other comprehensive income (loss)........................................................          79,277
                                                                                                      ---------------
   Total stockholder's equity........................................................................         674,042
                                                                                                      ---------------
   Total liabilities and stockholder's equity........................................................ $    17,622,419
                                                                                                      ===============

              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                       EXETER REASSURANCE COMPANY, LTD.

                           STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

                                (IN THOUSANDS)

                                                            2013           2012          2011
                                                        ------------- --------------- -----------
REVENUES
Premiums............................................... $      59,372 $       949,827 $    71,518
Universal life and investment-type product policy fees.       586,571         548,425     432,722
Net investment income..................................        35,423          20,695      17,238
Net investment gains (losses)..........................      (56,581)          41,793     (1,086)
Net derivative gains (losses)..........................     1,935,248     (3,676,589)     230,434
Other revenues.........................................         1,395          22,916      43,740
                                                        ------------- --------------- -----------
   Total revenues......................................     2,561,428     (2,092,933)     794,566
                                                        ------------- --------------- -----------
EXPENSES
Policyholder benefits and claims.......................     1,379,886       1,811,746     309,339
Interest credited to policyholder account balances.....        17,399          16,598      15,831
Policyholder dividends.................................        26,675          30,279      30,722
Other expenses.........................................       101,207         206,841     169,883
                                                        ------------- --------------- -----------
   Total expenses......................................     1,525,167       2,065,464     525,775
                                                        ------------- --------------- -----------
Income (loss) before provision for income tax..........     1,036,261     (4,158,397)     268,791
Provision for income tax expense (benefit).............       364,215     (1,455,499)      94,077
                                                        ------------- --------------- -----------
Net income (loss)...................................... $     672,046 $   (2,702,898) $   174,714
                                                        ============= =============== ===========



              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                       EXETER REASSURANCE COMPANY, LTD.

                   STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
             FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

                                (IN THOUSANDS)

                                                             2013           2012           2011
                                                         ------------ ---------------- ------------
Net income (loss)....................................... $    672,046 $    (2,702,898) $    174,714
Other comprehensive income (loss):
 Unrealized investment gains (losses), net of related
   offsets..............................................     (56,634)           25,017       35,549
 Foreign currency translation adjustments...............       26,548           13,028     (15,751)
                                                         ------------ ---------------- ------------
 Other comprehensive income (loss), before income tax...     (30,086)           38,045       19,798
 Income tax (expense) benefit related to items of other
   comprehensive income (loss)..........................       19,821          (8,756)     (12,442)
                                                         ------------ ---------------- ------------
 Other comprehensive income (loss), net of income tax...     (10,265)           29,289        7,356
                                                         ------------ ---------------- ------------
Comprehensive income (loss)............................. $    661,781 $    (2,673,609) $    182,070
                                                         ============ ================ ============




              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                       EXETER REASSURANCE COMPANY, LTD.

                      STATEMENTS OF STOCKHOLDER'S EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

                                (IN THOUSANDS)




                                                                                                  RETAINED
                                                                                   ADDITIONAL     EARNINGS
                                                             PREFERRED   COMMON     PAID-IN     (ACCUMULATED
                                                              STOCK      STOCK      CAPITAL       DEFICIT)
                                                            ---------- ---------- ------------ --------------
Balance at December 31, 2010...............................  $     --  $   13,466 $    548,218 $    (976,016)
Capital contribution from MetLife, Inc. (Note 9)...........                            703,860
Comprehensive income (loss):
Net income (loss)..........................................                                           174,714
Other comprehensive income (loss), net of income tax.......
                                                             --------  ---------- ------------ --------------
Balance at December 31, 2011...............................        --      13,466    1,252,078      (801,302)
                                                             --------  ---------- ------------ --------------
Capital contribution from MetLife, Inc. (Note 9)...........                            833,421
Non-cumulative perpetual preferred stock issuance -- newly
 issued shares (Note 9)....................................       200                1,999,800
Comprehensive income (loss):
Net income (loss)..........................................                                       (2,702,898)
Other comprehensive income (loss), net of income tax.......
                                                             --------  ---------- ------------ --------------
Balance at December 31, 2012...............................       200      13,466    4,085,299    (3,504,200)
                                                             --------  ---------- ------------ --------------
Capital contribution from MetLife, Inc. (Note 9)...........                             26,825
Change in preferred and common stock par value
 (Note 9)..................................................     (198)    (13,331)       13,529
Dividends on perpetual preferred stock.....................                                         (132,484)
Comprehensive income (loss):
Net income (loss)..........................................                                           672,046
Other comprehensive income (loss), net of income tax.......
                                                             --------  ---------- ------------ --------------
Balance at December 31, 2013...............................  $      2  $      135 $  4,125,653 $  (2,964,638)
                                                             ========  ========== ============ ==============

                                                                  ACCUMULATED OTHER
                                                             COMPREHENSIVE INCOME (LOSS)
                                                            -----------------------------
                                                                  NET         FOREIGN
                                                              UNREALIZED      CURRENCY
                                                              INVESTMENT    TRANSLATION           TOTAL
                                                             GAINS (LOSSES)  ADJUSTMENTS   STOCKHOLDER'S EQUITY
                                                            --------------- ------------- ---------------------
Balance at December 31, 2010...............................  $      3,341   $      39,291     $  (371,700)
Capital contribution from MetLife, Inc. (Note 9)...........                                        703,860
Comprehensive income (loss):
Net income (loss)..........................................                                        174,714
Other comprehensive income (loss), net of income tax.......        23,107        (15,751)            7,356
                                                             ------------   -------------     ------------
Balance at December 31, 2011...............................        26,448          23,540          514,230
                                                             ------------   -------------     ------------
Capital contribution from MetLife, Inc. (Note 9)...........                                        833,421
Non-cumulative perpetual preferred stock issuance -- newly
 issued shares (Note 9)....................................                                      2,000,000
Comprehensive income (loss):
Net income (loss)..........................................                                    (2,702,898)
Other comprehensive income (loss), net of income tax.......        16,261          13,028           29,289
                                                             ------------   -------------     ------------
Balance at December 31, 2012...............................        42,709          36,568          674,042
                                                             ------------   -------------     ------------
Capital contribution from MetLife, Inc. (Note 9)...........                                         26,825
Change in preferred and common stock par value
 (Note 9)..................................................                                             --
Dividends on perpetual preferred stock.....................                                      (132,484)
Comprehensive income (loss):
Net income (loss)..........................................                                        672,046
Other comprehensive income (loss), net of income tax.......      (36,813)          26,548         (10,265)
                                                             ------------   -------------     ------------
Balance at December 31, 2013...............................  $      5,896   $      63,116     $  1,230,164
                                                             ============   =============     ============


              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                       EXETER REASSURANCE COMPANY, LTD.

                           STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

                                (IN THOUSANDS)

                                                                                               2013           2012
                                                                                           -------------- --------------
                                                                                            AS RESTATED    AS RESTATED
                                                                                            SEE NOTE 1     SEE NOTE 1
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)......................................................................... $      672,046 $  (2,702,898)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Amortization of premiums and accretion of discounts associated with investments, net....         20,823          5,956
  (Gains) losses on investments, net......................................................         56,581       (41,793)
  (Gains) losses on derivatives, net......................................................      (204,378)      4,802,934
  Universal life and investment-type product policy fees..................................         11,088          (556)
  Change in accrued investment income.....................................................             28       (77,901)
  Change in premiums, reinsurance and other receivables...................................        112,292        155,762
  Change in deferred policy acquisition costs, net........................................       (23,159)         41,444
  Change in income tax recoverable (payable)..............................................        670,461    (1,675,874)
  Change in insurance-related liabilities and policy-related balances.....................        272,897        530,400
  Change in other liabilities.............................................................        101,876       (96,015)
  Other, net..............................................................................         31,681         24,977
                                                                                           -------------- --------------
Net cash provided by (used in) operating activities.......................................      1,722,236        966,436
                                                                                           -------------- --------------
CASH FLOWS FROM INVESTING ACTIVITIES
Sales, maturities and repayments of:
  Fixed maturity securities...............................................................        813,413      1,310,619
  Equity securities.......................................................................            128          7,212
Purchases of fixed maturity securities....................................................      (415,825)    (1,486,466)
Cash received in connection with freestanding derivatives.................................        146,845        415,944
Cash paid in connection with freestanding derivatives.....................................    (2,882,508)    (1,790,917)
Net change in short-term investments......................................................      1,525,163      1,497,830
Net change in funds withheld at interest..................................................      (336,545)      (146,444)
Other, net................................................................................        272,335         24,279
                                                                                           -------------- --------------
Net cash provided by (used in) investing activities.......................................      (876,994)      (167,943)
                                                                                           -------------- --------------
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
  Deposits................................................................................             --            212
  Withdrawals.............................................................................             --       (10,330)
Change in payables for derivative collateral..............................................    (1,276,847)    (1,627,743)
Long-term debt issuances -- affiliated....................................................        500,000             --
Capital contribution from MetLife, Inc....................................................             --        800,000
Dividend on preferred stock...............................................................      (132,484)             --
Other, net................................................................................      (166,050)      (122,628)
                                                                                           -------------- --------------
Net cash provided by (used in) financing activities.......................................    (1,075,381)      (960,489)
                                                                                           -------------- --------------
Effect of change in foreign currency exchange rates on cash and cash equivalents balances.       (45,764)       (23,555)
                                                                                           -------------- --------------
Change in cash and cash equivalents.......................................................      (275,903)      (185,551)
Cash and cash equivalents, beginning of year..............................................        905,519      1,091,070
                                                                                           -------------- --------------
CASH AND CASH EQUIVALENTS, END OF YEAR.................................................... $      629,616 $      905,519
                                                                                           ============== ==============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Net cash paid for:
  Interest................................................................................ $        5,107 $      134,691
                                                                                           ============== ==============
  Income tax.............................................................................. $      304,518 $      222,025
                                                                                           ============== ==============
Non-cash transactions:
  Purchase of fixed maturity securities associated with business transfer................. $           -- $      760,628
                                                                                           ============== ==============
  Purchase of short-term investments associated with business transfer.................... $           -- $       72,453
                                                                                           ============== ==============
  Capital contribution from MetLife, Inc.................................................. $       26,825 $       33,421
                                                                                           ============== ==============
  Issuance of non-cumulative perpetual preferred shares................................... $           -- $    2,000,000
                                                                                           ============== ==============
  Assignment of senior notes to MetLife, Inc.............................................. $           -- $  (2,000,000)
                                                                                           ============== ==============

                                                                                              2011
                                                                                           ------------
                                                                                           AS RESTATED
                                                                                           SEE NOTE 1
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)......................................................................... $    174,714
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Amortization of premiums and accretion of discounts associated with investments, net....         (62)
  (Gains) losses on investments, net......................................................        1,086
  (Gains) losses on derivatives, net......................................................      469,752
  Universal life and investment-type product policy fees..................................      (3,781)
  Change in accrued investment income.....................................................      (6,706)
  Change in premiums, reinsurance and other receivables...................................      358,863
  Change in deferred policy acquisition costs, net........................................       28,571
  Change in income tax recoverable (payable)..............................................     (19,555)
  Change in insurance-related liabilities and policy-related balances.....................      256,552
  Change in other liabilities.............................................................    (355,242)
  Other, net..............................................................................       29,195
                                                                                           ------------
Net cash provided by (used in) operating activities.......................................      933,387
                                                                                           ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Sales, maturities and repayments of:
  Fixed maturity securities...............................................................      604,979
  Equity securities.......................................................................        2,880
Purchases of fixed maturity securities....................................................    (754,191)
Cash received in connection with freestanding derivatives.................................      876,691
Cash paid in connection with freestanding derivatives.....................................  (2,032,925)
Net change in short-term investments......................................................  (4,538,307)
Net change in funds withheld at interest..................................................     (98,811)
Other, net................................................................................      158,928
                                                                                           ------------
Net cash provided by (used in) investing activities.......................................  (5,780,756)
                                                                                           ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
  Deposits................................................................................          416
  Withdrawals.............................................................................      (2,644)
Change in payables for derivative collateral..............................................    2,563,812
Long-term debt issuances -- affiliated....................................................    1,000,000
Capital contribution from MetLife, Inc....................................................      673,000
Dividend on preferred stock...............................................................           --
Other, net................................................................................       80,761
                                                                                           ------------
Net cash provided by (used in) financing activities.......................................    4,315,345
                                                                                           ------------
Effect of change in foreign currency exchange rates on cash and cash equivalents balances.        7,065
                                                                                           ------------
Change in cash and cash equivalents.......................................................    (524,959)
Cash and cash equivalents, beginning of year..............................................    1,616,029
                                                                                           ------------
CASH AND CASH EQUIVALENTS, END OF YEAR.................................................... $  1,091,070
                                                                                           ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Net cash paid for:
  Interest................................................................................ $     69,232
                                                                                           ============
  Income tax.............................................................................. $    115,497
                                                                                           ============
Non-cash transactions:
  Purchase of fixed maturity securities associated with business transfer................. $         --
                                                                                           ============
  Purchase of short-term investments associated with business transfer.................... $         --
                                                                                           ============
  Capital contribution from MetLife, Inc.................................................. $     30,860
                                                                                           ============
  Issuance of non-cumulative perpetual preferred shares................................... $         --
                                                                                           ============
  Assignment of senior notes to MetLife, Inc.............................................. $         --
                                                                                           ============

              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                       EXETER REASSURANCE COMPANY, LTD.

                       NOTES TO THE FINANCIAL STATEMENTS

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

BUSINESS

  Exeter Reassurance Company, Ltd. (the "Company" or "Exeter") is a wholly-owned stock life insurance subsidiary of MetLife, Inc. (the "Holding Company").

  In 2011, the Company was redomesticated to the Cayman Islands. The Company was licensed as an Unrestricted Class B Insurer under the Insurance Law of the Cayman Islands (the "Law").

  Effective October 1, 2013, the Company redomesticated to the state of Delaware ("Delaware"). The Company is licensed as a Delaware pure captive insurance company under the Delaware Captive Insurance Law ("Delaware Law"). The Company engages in traditional and financial reinsurance of life insurance and annuity policies, primarily with affiliates.

  In the second quarter of 2013, the Holding Company announced its plans to merge three U.S.-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company (the "Mergers"). The companies to be merged consist of MetLife Insurance Company of Connecticut ("MICC"), MetLife Investors USA Insurance Company ("MLI-USA") and MetLife Investors Insurance Company ("MLIIC"), each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter. MICC, which is expected to be renamed and domiciled in Delaware, will be the surviving entity. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

BASIS OF PRESENTATION

  The Company has previously prepared, and filed, financial statements that comply with the filing requirements of the Cayman Islands Monetary Authority ("CIMA"). The financial statements as of and for the year ended December 31, 2012 presented insurance liabilities in the balance sheet in accordance with practices prescribed or permitted by CIMA, which presentation differs from the presentation requirements under generally accepted accounting principles. The presentation of insurance liabilities in these financial statements has been revised to present such amounts in accordance with accounting principles generally accepted in the United States.

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from estimates.

  Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


RESTATEMENTS

  The Company identified the following errors relating to the 2013, 2012 and 2011 statements of cash flows:

    . Net cash provided by operating activities was overstated and net cash used in investing activities was understated in 2012, as a result of errors relating to the non-cash component of the consideration received for the transfer of business to the Company from an affiliate.
    . The effects of changes in foreign currency exchange rates on cash and cash equivalents were incorrectly reported in 2013, 2012 and 2011, resulting in offsetting impacts on net cash provided by operating activities and net cash used in investing activities.
    . Certain transactions relating to fees on embedded derivatives were incorrectly reported in the cash flow statement in 2013, 2012 and 2011 including: (a) cash transactions incorrectly reported in (gains) losses on derivatives, net, resulting in impacts to both net cash provided by operating activities and net cash used in investing activities: and (b) non-cash transactions incorrectly reported in cash flows from investing activities in other, net, resulting in impacts to net cash used in investing activities.
    . Non-cash transactions relating to funds withheld at interest were incorrectly reported in net cash used in investing activities in 2013, 2012 and 2011.

  The combined errors resulted in an overstatement/(understatement) of (i) net cash provided by operating activities of $93,333 thousand, $991,168 thousand and ($76,861) thousand in 2013, 2012 and 2011, respectively; (ii) net cash used in investing activities of ($139,097) thousand, ($1,014,723) thousand and $83,926 thousand in 2013, 2012 and 2011, respectively; and (iii) the effect of change in foreign currency exchange rates on cash and cash equivalents of $45,764 thousand, $23,555 thousand and ($7,065) thousand in 2013, 2012 and 2011, respectively.

  The impact of the 2013, 2012 and 2011 restatements is shown in the tables below:

                                                                   FOR THE YEAR ENDED DECEMBER 31, 2013
                                                                 ----------------------------------------
                                                                 AS PREVIOUSLY CORRECTION OF
                                                                   REPORTED       ERRORS     AS ADJUSTED
                                                                 ------------- ------------- ------------
                                                                              (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
 (Gains) losses on derivatives, net............................. $(1,095,691)   $  891,313   $  (204,378)
 Change in accrued investment income............................ $      (737)   $      765   $         28
 Change in premiums, reinsurance and other receivables.......... $    130,149   $ (17,857)   $    112,292
 Change in income tax recoverable (payable)..................... $    822,557   $(152,096)   $    670,461
 Change in other assets......................................... $     26,549   $ (26,549)   $         --
 Change in insurance-related liabilities and policy-related
   balances..................................................... $    979,232   $(706,335)   $    272,897
 Change in other liabilities.................................... $    101,875   $        1   $    101,876
 Other, net..................................................... $    114,256   $ (82,575)   $     31,681
Net cash provided by (used in) operating activities............. $  1,815,569   $ (93,333)   $  1,722,236
CASH FLOWS FROM INVESTING ACTIVITIES
 Sales, maturities and repayments of:
   Fixed maturity securities.................................... $    803,256   $   10,157   $    813,413
 Net change in short-term investments........................... $  1,528,444   $  (3,281)   $  1,525,163
 Net change in funds withheld at interest....................... $  (257,452)   $ (79,093)   $  (336,545)
 Other, net..................................................... $     61,021   $  211,314   $    272,335
Net cash provided by (used in) investing activities............. $(1,016,091)   $  139,097   $  (876,994)
Effect of change in foreign currency exchange rates on cash and
  cash equivalents balances..................................... $         --   $ (45,764)   $   (45,764)

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


                                                               FOR THE YEAR ENDED DECEMBER 31, 2012
                                                             ----------------------------------------
                                                             AS PREVIOUSLY CORRECTION OF
                                                               REPORTED       ERRORS     AS ADJUSTED
                                                             ------------- ------------- ------------
                                                                          (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
 (Gains) losses on derivatives, net......................... $  4,156,565  $    646,369  $  4,802,934
 Change in premiums, reinsurance and other receivables...... $    149,271  $      6,491  $    155,762
 Change in income tax recoverable (payable)................. $(1,617,392)  $   (58,482)  $(1,675,874)
 Change in other assets..................................... $     13,027  $   (13,027)  $         --
 Change in insurance-related liabilities and policy-related
   balances................................................. $  1,932,786  $(1,402,386)  $    530,400
 Change in other liabilities................................ $   (31,859)  $   (64,156)  $   (96,015)
 Other, net................................................. $    130,954  $  (105,977)  $     24,977
Net cash provided by (used in) operating activities......... $  1,957,604  $  (991,168)  $    966,436
CASH FLOWS FROM INVESTING ACTIVITIES
 Purchases of fixed maturity securities..................... $(2,264,346)  $    777,880  $(1,486,466)
 Net change in short-term investments....................... $  1,423,762  $     74,068  $  1,497,830
 Net change in funds withheld at interest................... $  (218,801)  $     72,357  $  (146,444)
 Other, net................................................. $   (66,139)  $     90,418  $     24,279
Net cash provided by (used in) investing activities......... $(1,182,666)  $  1,014,723  $  (167,943)
Effect of change in foreign currency exchange rates on cash
  and cash equivalents balances............................. $         --  $   (23,555)  $   (23,555)

                                                                      FOR THE YEAR ENDED DECEMBER 31, 2011
                                                                    ----------------------------------------
                                                                    AS PREVIOUSLY CORRECTION OF
                                                                      REPORTED       ERRORS     AS ADJUSTED
                                                                    ------------- ------------- ------------
                                                                                 (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Adjustments to reconcile net income (loss) to net cash provided by
  (used in) operating activities:
 (Gains) losses on derivatives, net................................ $  (153,956)   $  623,708   $    469,752
 Change in accrued investment income............................... $    (8,031)   $    1,325   $    (6,706)
 Change in premiums, reinsurance and other receivables............. $    349,645   $    9,218   $    358,863
 Change in income tax recoverable (payable)........................ $   (50,030)   $   30,475   $   (19,555)
 Change in other assets............................................ $   (15,750)   $   15,750   $         --
 Change in insurance-related liabilities and policy-related
   balances........................................................ $    757,824   $(501,272)   $    256,552
 Change in other liabilities....................................... $  (354,977)   $    (265)   $  (355,242)
 Other, net........................................................ $    131,273   $(102,078)   $     29,195
Net cash provided by (used in) operating activities................ $    856,526   $   76,861   $    933,387
CASH FLOWS FROM INVESTING ACTIVITIES
Net change in funds withheld at interest........................... $   (91,382)   $  (7,429)   $   (98,811)
 Other, net........................................................ $    235,425   $ (76,497)   $    158,928
Net cash provided by (used in) investing activities................ $(5,696,830)   $ (83,926)    (5,780,756)
Effect of change in foreign currency exchange rates on cash and
  cash equivalents balances........................................ $         --   $    7,065   $      7,065

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The following are the Company's significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

                     --------------------------------------
                     ACCOUNTING POLICY                 NOTE
                     --------------------------------------
                     Deferred Policy Acquistion Costs     2
                     --------------------------------------
                     Reserves                             3
                     --------------------------------------
                     Reinsurance                          4
                     --------------------------------------
                     Investments                          5
                     --------------------------------------
                     Derivatives                          6
                     --------------------------------------
                     Fair Value                           7
                     --------------------------------------
                     Income Tax                          11
                     --------------------------------------
                     Litigation Contingencies            12
                     --------------------------------------

 FUTURE POLICYHOLDER BENEFITS, POLICYHOLDER ACCOUNT BALANCES AND OTHER POLICY-RELATED BALANCES

  The Company establishes liabilities for insurance policies assumed by the Company. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. For long duration insurance contracts, assumptions such as mortality and interest rates are "locked in" upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation.

  Liabilities for assumed universal secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The assumptions used in estimating the secondary liabilities are consistent with those used for amortizing deferred policy acquisition costs ("DAC"), and are thus subject to the same variability and risk as further discussed herein. The assumptions of investment performance and volatility for variable products are consistent with historical experience of appropriate underlying equity indices, such as the Standard & Poor's Ratings Services ("S&P") 500 Index. The benefits used in calculating the liabilities assumed are based on the average benefits payable over a range of scenarios.

  The assumed unearned revenue liability included in other policy-related balances relates to universal life-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC as discussed further herein. Such amortization is recorded in universal life and investment-type product policy fees.

  The Company regularly reviews its estimates of liabilities for future policy benefits and compares them with its actual experience. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


  The Company assumed and ceded guaranteed minimum benefits associated with certain variable annuity product risks that provide the policyholder a minimum return based on their initial deposit (i.e., the benefit base) less withdrawals. These guarantees are accounted for as insurance liabilities or as embedded derivatives depending on how and when the benefit is paid. Specifically, a guarantee is accounted for as an embedded derivative if a guarantee is paid without requiring (i) the occurrence of specific insurable event, or (ii) the policyholder to annuitize. Alternatively, a guarantee is accounted for as an insurance liability if the guarantee is paid only upon either (i) the occurrence of a specific insurable event, or (ii) annuitization. In certain cases, a guarantee may have elements of both an insurance liability and an embedded derivative and in such cases the guarantee is split and accounted for under both models.

  Guarantees assumed are accounted for as insurance liabilities in future policy benefits include guaranteed minimum death benefits ("GMDB"), the portion of guaranteed minimum income benefits ("GMIB") that require annuitization, and the life-contingent portion of guaranteed minimum withdrawal benefits ("GMWB").

  Guarantees assumed are accounted for as embedded derivatives in policyholder account balances include the non life-contingent portion of GMWB, guaranteed minimum accumulation benefits ("GMAB") and the portion of GMIB that do not require annuitization. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

  Other policy-related balances include policy and contract claims and policyholder dividends due and unpaid.

  The liability for policy and contract claims generally relates to incurred but not reported death claims, as well as claims which have been reported but not yet settled.

DIVIDEND LIABILITY

  The terminal dividend liability for assumed participating traditional life insurance policies is equal to the liability for dividends paid to policyholders upon termination and after satisfying minimum period in-force requirements.

RECOGNITION OF INSURANCE REVENUE AND RELATED BENEFITS

  Premiums related to assumed traditional life and variable annuity business are recognized as revenues when due. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to the business assumed.

DEFERRED POLICY ACQUISITION COSTS

  The Company reimburses the direct writer of the reinsured agreements for significant costs in connection with acquiring new and renewal reinsurance business. Costs that are related directly to the successful acquisition or renewal of reinsurance agreements are capitalized as DAC. Such costs primarily include:

    .  incremental direct costs of contract acquisition, such as commissions;

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    . other essential direct costs that would not have been incurred had a policy not been acquired or renewed.

  All other acquisition-related costs, as well as all indirect costs, are expensed as incurred.

  DAC is amortized as follows:

 Products reinsured:                    In proportion to the following over
                                        estimated lives of the reinsurance
                                        agreements:
 -----------------------------------------------------------------------------
 .  Participating, dividend-paying      Actual and expected future gross
    traditional contracts               margins.
 -----------------------------------------------------------------------------
 .  Variable universal life contracts   Actual and expected future gross
 .  Variable deferred annuity contracts profits.

  See Note 2 for additional information on DAC amortization.

  The recovery of DAC is dependent upon the future profitability of the related business.

REINSURANCE AGREEMENTS

  For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company's obligations as a reinsurer. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the Company is subject or features that delay the timely reimbursement of claims.

  For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC when there is a gain at inception on the ceding entity and to other liabilities when there is a loss at inception. The net cost of reinsurance is recognized as a component of other expenses when there is a gain at inception and as policyholder benefits and claims when there is a loss and is subsequently amortized on a basis consistent with the methodology used for amortizing DAC related to the underlying reinsured contracts. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

  Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities and other policy-related balances. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


  Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues. Certain assumed GMWB, GMAB and GMIB are accounted for as embedded derivatives with changes in estimated fair value reported in net derivative gains (losses).

  If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

 INVESTMENTS

  NET INVESTMENT INCOME

    Income on investments is reported within net investment income, unless otherwise stated herein.

  FIXED MATURITY SECURITIES

    The Company's fixed maturity securities are classified as available-for-sale ("AFS") and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) ("OCI"), net of policyholder-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

    Interest income on fixed maturity securities is recognized when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Prepayment fees are recognized when earned.

    The Company periodically evaluates fixed maturity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value and an analysis of the gross unrealized losses by severity and/or age. The analysis of gross unrealized losses is described further in Note 5 "--Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities."

    For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment ("OTTI") is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either:
  (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security's amortized cost and estimated fair value. If neither of these conditions exist, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors ("noncredit loss") is recorded in OCI. Adjustments are not made for subsequent recoveries in value.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


  SHORT-TERM INVESTMENTS

    Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at the estimated fair value or amortized cost, which approximates estimated fair value.

  DERIVATIVE ASSETS

    Derivative assets consist principally of freestanding derivatives with positive estimated fair values and are described in " -- Derivatives" below.

  FUNDS WITHHELD AT INTEREST

    Funds withheld at interest represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. The Company records a funds withheld asset rather than the underlying investments. The Company recognizes interest on funds withheld at rates defined by the terms of the agreement which may be contractually specified or directly related to the underlying investments.

 DERIVATIVES

  FREESTANDING DERIVATIVES

    Freestanding derivatives are carried in the Company's balance sheets either as assets within derivative assets or as liabilities within derivative liabilities at estimated fair value. The Company does not offset the fair value amounts recognized for derivatives executed with the same counterparty absent a master netting agreement.

    Accruals on derivatives are generally recorded in accrued investment income or within derivative liabilities. However, accruals that are not scheduled to settle within one year are included with the derivatives carrying value in derivative assets or derivative liabilities.

    The Company's derivatives are not designated as qualifying for hedge accounting. Changes in the estimated fair value of derivatives are generally reported in net derivative gains (losses) except for those in policyholder benefits and claims for economic hedges of variable annuity guarantees included in future policy benefits in the balance sheets. The fluctuations in estimated fair value of derivatives can result in significant volatility in net income.

  EMBEDDED DERIVATIVES

    The Company assumes variable annuity guarantees, modified coinsurance contracts and equity indexed deferred annuities that contain embedded derivatives. Additionally, the Company has retroceded certain of these variable annuity guarantees to unaffiliated reinsurance counterparties that also contain embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if:

   . the combined instrument is not accounted for in its entirety at fair value with changes in fair value recorded in earnings;

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   . the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; and
   . a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument.

    Such embedded derivatives are carried in the balance sheets at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses) for assumed reinsurance or in policyholder benefits and claims for ceded reinsurance. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

 FAIR VALUE

   Certain assets and liabilities are measured at estimated fair value in the Company's balance sheets. In addition, the notes to these financial statements include further disclosures of estimated fair values. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

   Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the fair value of assets and liabilities.

 INCOME TAX

   The Company joins with the Holding Company and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provision of the Internal Revenue Code of 1986 as amended (the "Code"). Current taxes (and the benefits of tax attributes such as losses) are allocated to the Holding Company under the consolidated tax return regulations and a tax sharing agreement. Under the consolidated tax return regulations, the Holding Company has elected the "percentage method' (and 100 percent under such method) of reimbursing companies for tax attributes such as losses. As a result, one hundred percent of tax attributes such as losses are reimbursed by the Holding Company to the extent that consolidated federal income tax of the consolidated federal tax return group is reduced in a year by tax attributes such as losses. Profitable subsidiaries pay to the Holding company each year the federal income tax which such profitable subsidiary would have paid that year based upon that year's taxable income. The Holding Company has current or prior deductions and credits (including by not limited to losses) which reduce the consolidated tax liability of the consolidated federal tax return group, the deductions and credits are characterized as realized (or realizable) by the Holding Company when those tax attributes are realized (or realizable) by the consolidated federal tax return group, even if the Holding Company would not have realized the attributes on a stand-alone basis under a "wait and see" method.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


   Deferred income tax assets and liabilities resulting from temporary differences between the financial reporting and tax basis of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

   The realization of deferred income tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Factors in management's determination include the performance of the business and its ability to generate capital gains. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

  . future taxable income exclusive of reversing temporary differences and carryforwards;
  .  future reversals of existing taxable temporary differences;
  . taxable income in prior carryback years; and . tax planning strategies.

   The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the financial statements in the year these changes occur.

   The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included in other liabilities and are charged to earnings in the period that such determination is made.

   The Company classifies interest recognized as other expense and penalties recognized as a component of income tax expense.

 OTHER ACCOUNTING POLICIES

  CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

  OTHER REVENUES

    Other revenues consist of funds withheld investment credit fees associated with financial reinsurance.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


  POLICYHOLDER DIVIDENDS

    Pursuant to the terms of certain reinsurance agreements, the Company participates in the policyholder dividend scale of the ceding company. Policyholder dividends are approved annually by the ceding company's board of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as the judgment of the ceding company's management as to the appropriate level of statutory surplus to be retained by the ceding company.

  FOREIGN CURRENCY

    Balance sheet accounts for reinsurance agreements that are settled in foreign currencies are translated at the exchange rate in effect at each year end and income and expense accounts are translated at the average exchange rates during the year. Translation adjustments are charged or credited directly to foreign currency translation adjustments, included in accumulated other comprehensive income or loss, net of applicable taxes. Intercompany receivables (payables) that are held in foreign currencies are translated at the exchange rate in effect at each year end and translation adjustments are charged directly to net investment gains (losses) in the period in which they occur.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Effective January 1, 2013, the Company adopted new guidance regarding comprehensive income that requires an entity to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income ("AOCI") by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The adoption was prospectively applied and resulted in additional disclosures in Note 9.

  Effective January 1, 2013, the Company adopted new guidance regarding balance sheet offsetting disclosures which requires an entity to disclose information about offsetting and related arrangements for derivatives, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions, to enable users of its financial statements to understand the effects of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The adoption was retrospectively applied and resulted in additional disclosures related to derivatives in Note 6.

  On January 1, 2012, the Company adopted new guidance regarding accounting for DAC, which was retrospectively applied. The guidance specifies that only costs related directly to successful acquisition of new or renewal contracts can be capitalized as DAC; all other acquisition-related costs must be expensed as incurred. Under the new guidance, advertising costs may only be included in DAC if the capitalization criteria in the direct-response advertising guidance in Subtopic 340-20, OTHER ASSETS AND DEFERRED COSTS--CAPITALIZED ADVERTISING COSTS, are met. As a result, certain direct marketing, sales manager compensation and administrative costs previously capitalized by the Company will no longer be deferred.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


  On January 1, 2012, the Company adopted new guidance regarding comprehensive income, which was retrospectively applied, that provides companies with the option to present the total of comprehensive income, components of net income, and the components of OCI either in a single continuous statement of comprehensive income or in two separate but consecutive statements in annual financial statements. The standard eliminates the option to present components of OCI as part of the statement of changes in stockholders' equity. The Company adopted the two-statement approach for annual financial statements.

  Effective January 1, 2012, the Company adopted new guidance regarding fair value measurements that establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards. Some of the amendments clarify the Financial Accounting Standards Board's ("FASB") intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption did not have a material impact on the Company's financial statements other than the expanded disclosures in Note 7.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  In March 2013, the FASB issued new guidance regarding foreign currency (Accounting Standards Update ("ASU") 2013-05, FOREIGN CURRENCY MATTERS (TOPIC
830): PARENT'S ACCOUNTING FOR THE CUMULATIVE TRANSLATION ADJUSTMENT UPON DERECOGNITION OF CERTAIN SUBSIDIARIES OR GROUPS OF ASSETS WITHIN A FOREIGN ENTITY OR OF AN INVESTMENT IN A FOREIGN ENTITY), effective prospectively for fiscal years and interim reporting periods within those years beginning after December 15, 2013. The amendments require an entity that ceases to have a controlling financial interest in a subsidiary or group of assets within a foreign entity to apply the guidance in Subtopic 830-30, FOREIGN CURRENCY MATTERS -- TRANSLATION OF FINANCIAL STATEMENTS, to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, the partial sale guidance in section 830-30-40, DERECOGNITION, still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

  In February 2013, the FASB issued new guidance regarding liabilities (ASU 2013-04, LIABILITIES (TOPIC 405): OBLIGATIONS RESULTING FROM JOINT AND SEVERAL LIABILITY ARRANGEMENTS FOR WHICH THE TOTAL AMOUNT OF THE OBLIGATION IS FIXED AT THE REPORTING DATE), effective retrospectively for fiscal years beginning after December 15, 2013 and interim periods within those years. The amendments require an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. In addition, the amendments require an entity to disclose the nature and amount of the obligation, as well as other information about the obligation. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

                       EXETER REASSURANCE COMPANY, LTD.

2. DEFERRED POLICY ACQUISITION COSTS

  See Note 1 for a description of capitalized acquisition costs.

PARTICIPATING AND DIVIDEND-PAYING TRADITIONAL CONTRACTS

  The Company amortizes DAC related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to administer the business, creditworthiness of reinsurance counterparties, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, persistency, and other factor changes and policyholder dividend scales are reasonably likely to significantly impact the rate of DAC amortization. On a quarterly basis, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins change from previously estimated gross margins, the cumulative DAC amortization is re-estimated and adjusted by a cumulative charge or credit to earnings. When actual gross margins exceed those previously estimated, the DAC amortization will increase, resulting in a charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross margins. On a quarterly basis, the Company also updates the actual amount of business in-force, which impacts expected future gross margins. When expected future gross margins are below those previously estimated, the DAC amortization will increase, resulting in a charge to earnings. The opposite result occurs when the expected future gross margins are above the previously estimated expected future gross margins. Total DAC amortization during a particular period may increase or decrease depending upon the relative size of the amortization change resulting from the adjustment to DAC for the update of actual gross margins and the re-estimation of expected future gross margins. On a quarterly basis, the Company also reviews the estimated gross margins for each block of business to determine the recoverability of DAC balances.

VARIABLE UNIVERSAL LIFE CONTRACTS, VARIABLE DEFERRED ANNUITY CONTRACTS AND EQUITY INDEXED DEFERRED ANNUITY CONTRACTS

  The Company amortizes DAC related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception of the contracts. The amount of expected future gross profits is dependent principally upon investment returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC amortization. On a quarterly basis, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC amortization is re-estimated and adjusted by the cumulated charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. On a quarterly basis, the Company also updates the actual amount of business remaining in-force, which impact expected future gross profits. When expected future gross profits are below those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC balances.

                       EXETER REASSURANCE COMPANY, LTD.

2. DEFERRED POLICY ACQUISITION COSTS (CONTINUED)


FACTORS IMPACTING AMORTIZATION

  The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross margins and profits. These include investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

  Amortization of DAC is attributed to net investment gains (losses) and net derivative gains (losses), and to other expenses for the amount of gross margins or profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC that would have been amortized if such gains and losses had been recognized.

  Information regarding DAC was as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                            --------------------------------
                                                               2013       2012       2011
                                                            ---------- ---------- ----------
                                                                     (IN THOUSANDS)
Balance at January 1,...................................... $  136,661 $  178,105 $  206,677
Capitalizations............................................      2,013      1,760      2,955
Amortization related to:
   Net investment gains (losses) and net derivative gains
     (losses)..............................................     23,559   (28,204)   (21,453)
   Other expenses..........................................    (2,413)   (15,000)   (10,074)
                                                            ---------- ---------- ----------
       Total amortization..................................     21,146   (43,204)   (31,527)
                                                            ---------- ---------- ----------
Balance at December 31,.................................... $  159,820 $  136,661 $  178,105
                                                            ========== ========== ==========

3. RESERVES

REINSURANCE LIABILITIES

  Future policy benefits are measured as follows:

  Product Type                         Measurement Assumptions:
  ---------------------------------------------------------------------------
  Assumed Participating Life           Aggregate of (i) net level premium
                                       reserves for death and endowment
                                       policy benefits (calculated based
                                       upon the non-forfeiture interest rate
                                       ranging from 4% to 6% and mortality
                                       rates guaranteed in calculating the
                                       cash surrender values described in
                                       such contracts); and (ii) the
                                       liability for terminal dividends.
  ---------------------------------------------------------------------------
  Assumed traditional fixed annuities  Present value of expected future
  after annuitization                  payments. Interest rate assumptions
                                       used in establishing such liabilities
                                       range from 1% to 7% for domestic
                                       business and 2% to 5% for
                                       international business.

                       EXETER REASSURANCE COMPANY, LTD.

3. RESERVES (CONTINUED)


GUARANTEES

  The Company reinsures variable annuity products with guaranteed minimum benefits. The non-life contingent portion of GMWB, GMAB and the portion of certain GMIB that does not require annuitization are accounted for as embedded derivatives in policyholder account balances and other policy-related balances which are further discussed in Note 6. Guarantees accounted for as reinsurance liabilities include:

Guarantee:                                       Measurement Assumptions:
-------------------------------------------------------------------------------------------------
GMDBs  .  A return of purchase payment upon   Present value of expected death benefits in
          death even if the account value is    excess of the projected account balance
          reduced to zero.                      recognizing the excess ratably over the
                                                accumulation period based on the present
                                                value of total expected assessments.

       .  An enhanced death benefit may be    Assumptions are consistent with those used
          available for an additional fee.      for amortizing DAC, and are thus subject to
                                                the same variability and risk.

                                              Investment performance and volatility
                                                assumptions are consistent with the historical
                                                experience of the appropriate underlying
                                                equity index, such as the S&P 500 Index.

                                              Benefit assumptions are based on the
                                                average benefits payable over a range of
                                                scenarios.
-------------------------------------------------------------------------------------------------
GMIBs  .  After a specified period of time    Present value of expected income benefits in
          determined at the time of issuance    excess of the projected account balance at
          of the variable annuity contract,     any future date of annuitization and
          a minimum accumulation of purchase    recognizing the excess ratably over the
          payments, even if the account         accumulation period based on the present
          value is reduced to zero, that can    value of total expected assessments.
          be annuitized to receive a monthly  Assumptions are consistent with those used
          income stream that is not less        for estimating GMDBs liabilities.
          than a specified amount.            Calculation incorporates an assumption for
       .  Certain contracts also provide for    the percentage of the potential annuitizations
          a guaranteed lump sum return of       that may be elected by the contractholder.
          purchase premium in lieu of the
          annuitization benefit.
-------------------------------------------------------------------------------------------------
GMWBs. .  A return of purchase payment via    Expected value of the life contingent
          partial withdrawals, even if the      payments and expected assessments using
          account value is reduced to zero,     assumptions consistent with those used for
          provided that cumulative              estimating the GMDBs liabilities.
          withdrawals in a contract year do
          not exceed a certain limit.

       .  Certain contracts include
          guaranteed withdrawals that are
          life contingent.

                       EXETER REASSURANCE COMPANY, LTD.

3. RESERVES (CONTINUED)

  Information regarding the liabilities for guarantees (excluding embedded derivatives) relating to annuity and universal and variable life contracts was as follows:

                                                    UNIVERSAL AND
                                                    VARIABLE LIFE
                                 ANNUITY CONTRACTS    CONTRACTS
   -                             ------------------ -------------
                                                      SECONDARY
                                   GMDBS    GMIBS    GUARANTEES      TOTAL
   -                             --------  -------- ------------- ----------
   ASSUMED
   Balance at January 1, 2011... $204,783  $172,260    $41,159    $  418,202
   Incurred guaranteed benefits.  197,432    72,496     (1,514)      268,414
   Paid guaranteed benefits.....  (74,439)       --         --       (74,439)
                                 --------  --------    -------    ----------
   Balance at December 31, 2011.  327,776   244,756     39,645       612,177
   Incurred guaranteed benefits.  169,545   230,988     10,288       410,821
   Paid guaranteed benefits.....  (79,815)       --         --       (79,815)
                                 --------  --------    -------    ----------
   Balance at December 31, 2012.  417,506   475,744     49,933       943,183
   Incurred guaranteed benefits.  125,884    52,561      7,018       185,463
   Paid guaranteed benefits.....  (59,132)       --         --       (59,132)
                                 --------  --------    -------    ----------
   Balance at December 31, 2013. $484,258  $528,305    $56,951    $1,069,514
                                 ========  ========    =======    ==========

   CEDED
   Balance at January 1, 2011... $  8,210  $     --    $    --    $    8,210
   Incurred guaranteed benefits.      (32)       --         --           (32)
   Paid guaranteed benefits.....       --        --         --            --
                                 --------  --------    -------    ----------
   Balance at December 31, 2011.    8,178        --         --         8,178
   Incurred guaranteed benefits.    2,920        --         --         2,920
   Paid guaranteed benefits.....       --        --         --            --
                                 --------  --------    -------    ----------
   Balance at December 31, 2012.   11,098        --         --        11,098
   Incurred guaranteed benefits.    3,704        --         --         3,704
   Paid guaranteed benefits.....       --        --         --            --
                                 --------  --------    -------    ----------
   Balance at December 31, 2013. $ 14,802  $     --    $    --    $   14,802
                                 ========  ========    =======    ==========

   NET
   Balance at January 1, 2011... $196,573  $172,260    $41,159    $  409,992
   Incurred guaranteed benefits.  197,464    72,496     (1,514)      268,446
   Paid guaranteed benefits.....  (74,439)       --         --       (74,439)
                                 --------  --------    -------    ----------
   Balance at December 31, 2011.  319,598   244,756     39,645       603,999
   Incurred guaranteed benefits.  166,625   230,988     10,288       407,901
   Paid guaranteed benefits.....  (79,815)       --         --       (79,815)
                                 --------  --------    -------    ----------
   Balance at December 31, 2012.  406,408   475,744     49,933       932,085
   Incurred guaranteed benefits.  122,180    52,561      7,018       181,759
   Paid guaranteed benefits.....  (59,132)       --         --       (59,132)
                                 --------  --------    -------    ----------
   Balance at December 31, 2013. $469,456  $528,305    $56,951    $1,054,712
                                 ========  ========    =======    ==========

                       EXETER REASSURANCE COMPANY, LTD.

4. REINSURANCE

  The Company assumes insurance risk from affiliated and unaffiliated insurance companies. The Company also cedes certain assumed insurance risks to unaffiliated reinsurers.

  Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Premiums and policyholder benefits and claims in the statements of operations consist of amounts assumed, partially offset by amounts ceded under reinsurance agreements.

  The Company assumes risks from an unaffiliated company related to guaranteed minimum benefit guarantees written directly by the unaffiliated company. These assumed reinsurance agreements contain embedded derivatives and changes in their fair value are also included within net derivative gains (losses). The embedded derivatives associated with the cessions are included within policyholder's account balance and were liabilities of $1,262.3 million and $2,581.9 million at December 31, 2013 and 2012, respectively. For the years ended December 31, 2013, 2012 and 2011, net derivative gains (losses) included $1,126.5 million, ($394.9) million and $80.6 million, respectively, in changes in fair value of such embedded derivatives.

  At December 31, 2013 and 2012, the Company had $99.2 million and $287.2 million, respectively, of unsecured unaffiliated ceded reinsurance recoverable balances.

  Certain unaffiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on ceded unaffiliated reinsurance were $3.5 million and $28.9 million, at December 31, 2013 and 2012, respectively.

  The deposit liabilities on assumed unaffiliated reinsurance were $545 thousand and $335 thousand at December 31, 2013 and 2012, respectively.

RELATED PARTY REINSURANCE TRANSACTIONS

  The Company has reinsurance agreements with certain of the Holding Company's subsidiaries, including Metropolitan Life Insurance Company, First MetLife Investors Insurance Company, MetLife Insurance Company of Connecticut, MetLife Investors USA Insurance Company, MetLife Investors Insurance Company, MetLife Europe Limited ("MEL"), New England Life Insurance Company and Alico Life International Limited, all of which are related parties.

                       EXETER REASSURANCE COMPANY, LTD.

4. REINSURANCE (CONTINUED)


  Information regarding the significant effects of affiliated reinsurance included in the statements of operations was as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                        ----------------------------------------
                                                            2013         2012          2011
                                                        ------------ ------------ --------------
                                                                     (IN THOUSANDS)
REVENUES
Premiums............................................... $     23,922 $    909,170 $       29,894
Universal life and investment-type product policy fees.      450,583      398,509        283,097
Net derivative gain (loss).............................    5,678,708    (723,305)    (2,818,107)
Other revenues.........................................        1,396       22,917         43,740
                                                        ------------ ------------ --------------
 Total revenues........................................ $  6,154,609 $    607,291 $  (2,461,376)
                                                        ============ ============ ==============
EXPENSES
Policyholder benefits and claims....................... $    255,205 $  1,273,113 $      234,143
Interest credited to policyholder account balances.....       17,399       16,598         15,831
Policyholder dividends.................................       12,295       14,256         14,013
Other expenses.........................................       82,569       16,845         26,466
                                                        ------------ ------------ --------------
 Total expenses........................................ $    367,468 $  1,320,812 $      290,453
                                                        ============ ============ ==============

  Information regarding the significant effects of affiliated reinsurance included in the balance sheets was as follows at:

                                                        DECEMBER 31,
                                                 --------------------------
                                                     2013         2012
                                                 ------------ -------------
                                                       (IN THOUSANDS)
    ASSETS
    Funds withheld at interest.................. $  2,045,389 $   1,796,083
    Premiums, reinsurance and other receivables.      243,080       160,658
    Deferred policy acquisition costs...........       80,831        76,892
                                                 ------------ -------------
     Total assets............................... $  2,369,300 $   2,033,633
                                                 ============ =============
    LIABILITIES
    Future policy benefits...................... $  2,062,320 $   2,043,905
    Other policy-related balances...............    3,561,663     8,130,768
    Policyholder dividends payable..............       16,256        17,438
    Other liabilities...........................      250,807       161,603
                                                 ------------ -------------
     Total liabilities.......................... $  5,891,046 $  10,353,714
                                                 ============ =============

  In September 2012, the Company entered into a reinsurance agreement to assume 100% quota share of certain blocks of indemnity reinsurance from MEL. This agreement covers a portion of liabilities under defined portfolios of living time annuities contracts issued on or after the effective date. This agreement transfers risk to the Company, and therefore, is accounted for as reinsurance. As a result of the agreement, the Company recorded future policy benefits, presented within future policy benefits, of $649.3 million and $792.3 million, other reinsurance liabilities of $16.9 million and $10.7 million, and other reinsurance payables, included in other

                       EXETER REASSURANCE COMPANY, LTD.

4. REINSURANCE (CONTINUED)

liabilities, were $43.7 million and $61.1 million at December 31, 2013 and 2012, respectively. The Company's statement of operations reflects a loss for this agreement of $8.6 million and $3.5 million, which includes premiums of $1 thousand and $881.2 million and policyholder benefits of $8.6 million and $884.7 million for the years ended December 31, 2013 and 2012, respectively.

  The Company assumes risks from affiliates related to guaranteed minimum benefit guarantees written directly by the affiliates. These assumed reinsurance agreements contain embedded derivatives and changes in their fair value are also included within net derivative gains (losses). The embedded derivatives associated with the cessions are included within policyholder account balances and were liabilities of $1,226.6 million and $6,249.3 million at December 31, 2013 and 2012, respectively. For the years ended December 31, 2013, 2012 and 2011, net derivative gains (losses) included $5,729.1 million, ($729.3) million and ($2,818.1) million, respectively, in changes in fair value of such embedded derivatives.

  The Company had no ceded affiliated reinsurance recoverable balances at December 31, 2013 and 2012.

5. INVESTMENTS

  See Note 7 for information about the fair value hierarchy for investments and the related valuation methodologies.

INVESTMENT RISKS AND UNCERTAINTIES

  Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation and currency. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of variable interest entities ("VIEs"). The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the financial statements.

  The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

  The recognition of income on certain investments (e.g., structured securities, including mortgage-backed securities, asset-backed securities ("ABS") and certain structured investment transactions) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


FIXED MATURITY SECURITIES AFS

 FIXED MATURITY SECURITIES AFS BY SECTOR

   The following table presents the fixed maturity securities AFS by sector. Included within fixed maturity securities are structured securities including commercial mortgage-backed securities ("CMBS"), ABS and residential mortgage-backed securities ("RMBS").

                                       DECEMBER 31, 2013                                 DECEMBER 31, 2012
                       ------------------------------------------------- -------------------------------------------------
                                       GROSS UNREALIZED                                  GROSS UNREALIZED
                         COST OR   -------------------------  ESTIMATED    COST OR   -------------------------  ESTIMATED
                        AMORTIZED           TEMPORARY  OTTI     FAIR      AMORTIZED           TEMPORARY  OTTI     FAIR
                          COST      GAINS    LOSSES   LOSSES    VALUE       COST      GAINS    LOSSES   LOSSES    VALUE
                       ----------- -------- --------- ------ ----------- ----------- -------- --------- ------ -----------
                                        (IN THOUSANDS)                                    (IN THOUSANDS)
FIXED MATURITY
 SECURITIES:
Foreign corporate..... $   535,332 $  5,294 $  7,203   $ --  $   533,423 $   621,950 $ 11,286  $ 1,814   $ --  $   631,422
U.S. corporate........     255,510   10,478    2,366     --      263,622     302,993   19,714      241     --      322,466
CMBS..................     135,781    1,724    4,941     --      132,564      82,307    4,019       --     --       86,326
State and political
 subdivision..........     114,310    6,862      916     --      120,256     115,352   20,220        5     --      135,567
U.S. Treasury and
 agency...............     101,947    1,225    3,924     --       99,248     290,766    2,765        2     --      293,529
ABS...................      79,461    1,323      264     --       80,520     195,178    2,707        9     --      197,876
RMBS..................      61,322    2,261      794     --       62,789      76,727    5,179       --     --       81,906
Foreign government....      28,259      400       --     --       28,659      34,640    1,887       --     --       36,527
                       ----------- -------- --------   ----  ----------- ----------- --------  -------   ----  -----------
 Total fixed maturity
  securities.......... $ 1,311,922 $ 29,567 $ 20,408   $ --  $ 1,321,081 $ 1,719,913 $ 67,777  $ 2,071   $ --  $ 1,785,619
                       =========== ======== ========   ====  =========== =========== ========  =======   ====  ===========

   The Company held no non-income producing fixed maturity securities at December 31, 2013 and 2012.

 METHODOLOGY FOR AMORTIZATION OF PREMIUM AND ACCRETION OF DISCOUNT ON STRUCTURED SECURITIES

   Amortization of premium or accretion of discount on structured securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and ABS are estimated using inputs obtained from third-party specialists and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and ABS and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and ABS, the effective yield is recalculated on a retrospective basis.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


 MATURITIES OF FIXED MATURITY SECURITIES

  The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at:

                                                           DECEMBER 31,
                                            -------------------------------------------
                                                    2013                  2012
                                            --------------------- ---------------------
                                                       ESTIMATED             ESTIMATED
                                            AMORTIZED    FAIR     AMORTIZED    FAIR
                                              COST       VALUE      COST       VALUE
                                            ---------- ---------- ---------- ----------
                                                          (IN THOUSANDS)
Due in one year or less.................... $  246,228 $  246,780 $  273,190 $  273,472
Due after one year through five years......    280,090    283,376    520,894    524,882
Due after five years through ten years.....    308,324    311,927    364,081    386,994
Due after ten years........................    200,716    203,125    207,536    234,163
                                            ---------- ---------- ---------- ----------
 Subtotal..................................  1,035,358  1,045,208  1,365,701  1,419,511
Structured securities (CMBS, ABS and RMBS).    276,564    275,873    354,212    366,108
                                            ---------- ---------- ---------- ----------
 Total fixed maturity securities........... $1,311,922 $1,321,081 $1,719,913 $1,785,619
                                            ========== ========== ========== ==========

  Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. CMBS, ABS and RMBS are shown separately, as they are not due at a single maturity.

 CONTINUOUS GROSS UNREALIZED LOSSES FOR FIXED MATURITY SECURITIES AFS BY SECTOR

  The following table presents the estimated fair value and gross unrealized losses of fixed maturity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position. The unrealized loss amounts include the noncredit component of OTTI loss.

                                           DECEMBER 31, 2013                          DECEMBER 31, 2012
                               ------------------------------------------ ------------------------------------------
                                                     EQUAL TO OR GREATER                        EQUAL TO OR GREATER
                                LESS THAN 12 MONTHS     THAN 12 MONTHS     LESS THAN 12 MONTHS     THAN 12 MONTHS
                               --------------------- -------------------- --------------------- --------------------
                               ESTIMATED    GROSS    ESTIMATED   GROSS    ESTIMATED    GROSS    ESTIMATED   GROSS
                                 FAIR     UNREALIZED   FAIR    UNREALIZED   FAIR     UNREALIZED   FAIR    UNREALIZED
                                 VALUE      LOSSES     VALUE     LOSSES     VALUE      LOSSES     VALUE     LOSSES
                               ---------- ---------- --------- ---------- ---------- ---------- --------- ----------
                                                    (IN THOUSANDS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Foreign corporate............. $  214,876 $   7,203  $     --     $ --    $  288,797  $  1,814    $  --     $  --
U.S. corporate................     50,458     1,771     4,378      595        54,064       241       --        --
CMBS..........................     62,872     4,941        --       --            --        --       --        --
State and political
 subdivision..................     14,936       916        --       --           775         5       --        --
U.S. Treasury and agency......     28,434     3,924        --       --         2,522         2       --        --
ABS...........................     18,907       264        --       --        72,441         9       --        --
RMBS..........................     17,541       794        --       --            --        --       --        --
                               ---------- ---------  --------     ----    ----------  --------    -----     -----
  Total fixed maturity
   securities................. $  408,024 $  19,813  $  4,378     $595    $  418,599  $  2,071    $  --     $  --
                               ========== =========  ========     ====    ==========  ========    =====     =====
Total number of securities in
 an unrealized loss
 position.....................         79                   2                     67                 --
                               ==========            ========             ==========              =====

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


 EVALUATION OF AFS SECURITIES FOR OTTI AND EVALUATING TEMPORARILY IMPAIRED AFS SECURITIES

  EVALUATION AND MEASUREMENT METHODOLOGIES

    Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below amortized cost; (ii) the potential for impairments when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic loss or has exhausted natural resources; (vi) whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers; (vii) with respect to structured securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

    The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

   . The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

   . When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

   . Additional considerations are made when assessing the unique features that apply to certain structured securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds; current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

   . When determining the amount of the credit loss for U.S. and foreign corporate securities and state and political subdivision securities, the estimated fair value is considered the recovery value when available

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)

      information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described above, as well as private and public sector programs to restructure such securities.

    With respect to securities that have attributes of debt and equity (perpetual hybrid securities), consideration is given in the OTTI analysis as to whether there has been any deterioration in the credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. Consideration is also given as to whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

    The amortized cost of fixed maturity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

    In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

  CURRENT PERIOD EVALUATION

    Based on the Company's current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company has concluded that these securities are not other-than-temporarily impaired at December 31, 2013. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected) and changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

    Gross unrealized losses on fixed maturity securities increased
  $18.3 million during the year ended December 31, 2013 from $2.1 million to $20.4 million. The increase in gross unrealized losses for the year ended December 31, 2013, was primarily attributable to an increase in interest rates, partially offset by narrowing credit spreads.

    At December 31, 2013, there were no fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for six months or greater.

FUNDS WITHHELD AT INTEREST

  Funds withheld at interest represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. At December 31, 2013 and 2012, such amounts consisted of balances withheld in connection with reinsurance agreements with affiliates of the Holding Company, as presented in
Note 4, and an unaffiliated company.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


CASH EQUIVALENTS

  The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $40.8 million and $410.6 million at December 31, 2013 and 2012, respectively.

NET UNREALIZED INVESTMENT GAINS (LOSSES)

  The components of net unrealized investment gains (losses), included in AOCI, were as follows:

                                                 YEARS ENDED DECEMBER 31,
                                            ----------------------------------
                                               2013       2012        2011
                                            ---------- ----------- -----------
                                                      (IN THOUSANDS)
 Fixed maturity securities................. $    9,072 $    65,706 $    41,752
 Equity securities.........................         --          --     (1,063)
 Deferred income tax benefit (expense).....    (3,176)    (22,997)    (14,241)
                                            ---------- ----------- -----------
  Net unrealized investment gains (losses). $    5,896 $    42,709 $    26,448
                                            ========== =========== ===========

  The changes in net unrealized investment gains (losses) were as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                      ---------------------------------
                                                         2013       2012       2011
                                                      ----------- --------- -----------
                                                               (IN THOUSANDS)
Balance, January 1,.................................. $    42,709 $  26,448 $     3,341
Unrealized investment gains (losses) during the year.    (56,634)    25,017      35,549
Deferred income tax benefit (expense)................      19,821   (8,756)    (12,442)
                                                      ----------- --------- -----------
Balance, December 31,................................ $     5,896 $  42,709 $    26,448
                                                      =========== ========= ===========
Change in net unrealized investment gains (losses)... $  (36,813) $  16,261 $    23,107
                                                      =========== ========= ===========

CONCENTRATIONS OF CREDIT RISK

  There were no investments in any counterparty that were greater than 10% of the Company's stockholder's equity, other than the U.S. government and its agencies, at both December 31, 2013 and 2012.

INVESTED ASSETS HELD IN TRUST AND PLEDGED AS COLLATERAL

  Invested assets held in trust and pledged as collateral are presented below at estimated fair value for cash and cash equivalents, short-term investments, and fixed maturity securities at:

                                                                    DECEMBER 31,
                                                                ---------------------
                                                                   2013       2012
                                                                ---------- ----------
                                                                   (IN THOUSANDS)
Invested assets held in trust (1).............................. $2,754,170 $4,697,418
Invested assets pledged as collateral (2)......................  1,024,682    289,145
                                                                ---------- ----------
 Total invested assets held in trust and pledged as collateral. $3,778,852 $4,986,563
                                                                ========== ==========

--------

(1)The Company has held in trust certain investments, primarily fixed maturity securities, in connection with certain reinsurance transactions.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


(2)Certain of the Company's invested assets are pledged as collateral for various derivative transactions as described in Note 6.

VARIABLE INTEREST ENTITIES

  The Company has invested in certain structured transactions that are VIEs. In certain instances, the Company may hold both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, it would be deemed to be the primary beneficiary or consolidator of the entity.

  The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. The Company generally uses a qualitative approach to determine whether it is the primary beneficiary. However, for VIEs that are investment companies or apply measurement principles consistent with those utilized by investment companies, the primary beneficiary is based on a risks and rewards model and is defined as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both. The Company reassesses its involvement with VIEs on a quarterly basis. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the financial statements.

 CONSOLIDATED VIES

   There were no VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at December 31, 2013 and 2012.

 UNCONSOLIDATED VIES

   The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

                                                               DECEMBER 31,
                                                 -----------------------------------------
                                                         2013                 2012
                                                 -------------------- --------------------
                                                            MAXIMUM              MAXIMUM
                                                 CARRYING  EXPOSURE   CARRYING  EXPOSURE
                                                  VALUE   TO LOSS (1)  VALUE   TO LOSS (1)
                                                 -------- ----------- -------- -----------
                                                              (IN THOUSANDS)
Fixed maturity securities AFS:
 Structured securities (ABS, CMBS and RMBS) (2). $275,873  $275,873   $366,108  $366,108
 Foreign corporate..............................    5,186     5,186      5,525     5,525
                                                 --------  --------   --------  --------
   Total........................................ $281,059  $281,059   $371,633  $371,633
                                                 ========  ========   ========  ========

--------
(1)The maximum exposure to loss relating to fixed maturity securities is equal to their carrying amounts or the carrying amounts of retained interests.

(2)For these variable interests, the Company's involvement is limited to that of a passive investor.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


NET INVESTMENT INCOME

  The components of net investment income were as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                       2013     2012     2011
                                                     -------- -------- --------
                                                           (IN THOUSANDS)
 Investment Income:
  Fixed maturity securities......................... $ 41,202 $ 29,831 $ 23,825
  Equity securities.................................       --       94      619
  Cash, cash equivalents and short-term investments.    3,247    6,415    3,314
  Other.............................................  (3,155)  (4,792)  (4,622)
                                                     -------- -------- --------
    Subtotal........................................   41,294   31,548   23,136
                                                     -------- -------- --------
  Less: Investment expenses.........................    5,871   10,853    5,898
                                                     -------- -------- --------
    Net investment income........................... $ 35,423 $ 20,695 $ 17,238
                                                     ======== ======== ========

  See "-- Related Party Investment Transactions" for discussion of affiliated net investment income and expenses included in the table above.

NET INVESTMENT GAINS (LOSSES)

 COMPONENTS OF NET INVESTMENT GAINS (LOSSES)

   The components of net investment gains (losses) were as follows:

                                                 YEARS ENDED DECEMBER 31,
                                                --------------------------
                                                  2013     2012     2011
                                                --------- ------- --------
                                                      (IN THOUSANDS)
     Fixed maturity securities................. $   2,066 $   711 $  4,717
     Equity securities.........................        --   3,675    (292)
     Other investment portfolio gains (losses).  (58,647)  37,407  (5,511)
                                                --------- ------- --------
      Total net investment gains (losses)...... $(56,581) $41,793 $(1,086)
                                                ========= ======= ========

   Gains (losses) from foreign currency transactions included within net investment gains (losses) were ($59.2) million, $37.3 million and ($5.9) million for the years ended December 31, 2013, 2012 and 2011, respectively.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


 SALES OR DISPOSALS OF FIXED MATURITY AND EQUITY SECURITIES

   Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) are as shown in the table below. Investment gains and losses on sales of securities are determined on a specific identification basis.

                            YEARS ENDED DECEMBER 31,     YEARS ENDED DECEMBER 31,    YEARS ENDED DECEMBER 31,
                         ------------------------------- -----------------------  -------------------------------
                            2013      2012       2011    2013     2012     2011      2013      2012       2011
                         ---------- --------- ---------- -----  -------- -------- ---------- --------- ----------
                            FIXED MATURITY SECURITIES       EQUITY SECURITIES                  TOTAL
                         ------------------------------- -----------------------  -------------------------------
                                                             (IN THOUSANDS)
Proceeds................ $  251,239 $  34,432 $  421,298 $  --  $  7,212 $  2,880 $  251,239 $  41,644 $  424,178
                         ========== ========= ========== =====  ======== ======== ========== ========= ==========
Gross investment
 gains.................. $    2,721 $     755 $    5,178 $  --  $  3,675 $     -- $    2,721 $   4,430 $    5,178
Gross investment
 losses.................      (655)      (44)      (461)    --        --    (292)      (655)      (44)      (753)
                         ---------- --------- ---------- -----  -------- -------- ---------- --------- ----------
  Net investment gains
   (losses)............. $    2,066 $     711 $    4,717 $  --  $  3,675 $  (292) $    2,066 $   4,386 $    4,425
                         ========== ========= ========== =====  ======== ======== ========== ========= ==========

   There were no OTTI losses on fixed maturity securities or equity securities during the years ended December 31, 2013, 2012 and 2011.

RELATED PARTY INVESTMENT TRANSACTIONS

  In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. There were no invested assets transferred to affiliates for the years ended December 31, 2013 and 2012. There were no invested assets transferred from affiliates for the year ended December 31, 2013. The estimated fair value of invested assets transferred from affiliates for the year ended December 31, 2012 was $857.4 million. There were no invested assets transferred from affiliates for the year ended December 31, 2011.

  The Company receives investment administrative services from an affiliate. The related investment administrative service charges were $4.6 million, $7.2 million and $4.5 million for the years ended December 31, 2013, 2012 and 2011, respectively.

6. DERIVATIVES

ACCOUNTING FOR DERIVATIVES

  See Note 1 for a description of the Company's accounting policies for derivatives and Note 7 for information about the fair value hierarchy for derivatives.

DERIVATIVE STRATEGIES

  The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate and equity market. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


  Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter ("OTC") market. Certain of the Company's OTC derivatives may be cleared and settled through central clearing counterparties ("OTC-cleared"), while others are bilateral contracts between two counterparties ("OTC-bilateral"). The types of derivatives the Company uses include swaps, forwards, futures and option contracts. The Company also purchases certain securities and engages in certain reinsurance agreements that have embedded derivatives.

  The Company utilizes all derivatives in non-qualifying hedging relationships.

 INTEREST RATE DERIVATIVES

   The Company uses a variety of interest rate derivatives to reduce its exposure to changes in interest rates, including interest rate swaps, futures and options.

   Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount.

   In exchange-traded interest rate Treasury futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded interest rate Treasury futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance.

   Swaptions are used by the Company to hedge interest rate risk associated with the Company's long-term liabilities and invested assets. A swaption is an option to enter into a swap with a forward starting effective date. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium for purchased swaptions and receives a premium for written swaptions. Swaptions are included in interest rate options.

 FOREIGN CURRENCY EXCHANGE RATE DERIVATIVES

   The Company uses foreign currency forwards to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date.

   To a lesser extent, the Company uses exchange-traded currency futures to hedge currency mismatches between assets and liabilities.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


 EQUITY DERIVATIVES

   The Company uses a variety of equity derivatives to reduce its exposure to equity market risk, including equity index options, variance swaps, exchange-traded equity futures and total rate of return swaps ("TRRs").

   Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products assumed by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. Certain of these contracts may also contain settlement provisions linked to interest rates. In certain instances, the Company may enter into a combination of transactions to hedge adverse changes in equity indices within a pre-determined range through the purchase and sale of options.

   Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products reinsured by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period.

   In exchange-traded equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products reinsured by the Company.

   TRRs are swaps whereby the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of an asset or a market index and the London Inter-Bank Offered Rate ("LIBOR"), calculated by reference to an agreed notional amount. No cash is exchanged at the outset of the contract. Cash is paid and received over the life of the contract based on the terms of the swap. The Company uses TRRs to hedge its equity market guarantees in certain of its reinsured products. TRRs can be used as hedges or to synthetically create investments.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


PRIMARY RISKS MANAGED BY DERIVATIVES

  The following table presents the gross notional amount, estimated fair value and primary underlying risk exposure of the Company's derivatives, excluding embedded derivatives, held at:



DERIVATIVES NOT
DESIGNATED OR NOT
QUALIFYING AS HEDGING          PRIMARY UNDERLYING RISK
INSTRUMENTS                            EXPOSURE
---------------------       -------------------------------

Interest rate swaps........ Interest rate..................
Interest rate futures...... Interest rate..................
Interest rate options...... Interest rate..................
Foreign currency forwards.. Foreign currency exchange rate.
Currency futures........... Foreign currency exchange rate.
Equity futures............. Equity market..................
Equity options............. Equity market..................
Variance swaps............. Equity market..................
Total rate of return swaps. Equity market..................

 Total non-designated or non-qualifying derivatives.......

                                         DECEMBER 31, 2013                  DECEMBER 31, 2012
                                ----------------------------------- ----------------------------------
                                              ESTIMATED FAIR VALUE               ESTIMATED FAIR VALUE
                                             ----------------------             ----------------------
   PRIMARY UNDERLYING RISK        NOTIONAL     NOTIONAL
           EXPOSURE                AMOUNT      ASSETS   LIABILITIES   AMOUNT      ASSETS   LIABILITIES
------------------------------- ------------ ---------- ----------- ----------- ---------- -----------
                                                            (IN THOUSANDS)
Interest rate.................. $ 23,221,522 $1,040,377 $  562,851  $22,298,852 $1,867,230 $  611,572
Interest rate..................    4,462,013      9,047      6,547    6,437,033        598     20,980
Interest rate..................   17,690,095    131,341    235,516   11,440,095    302,989     58,486
Foreign currency exchange rate.    2,324,152        728    171,078    2,281,296      1,051    177,496
Foreign currency exchange rate.      364,550      1,169      1,022      518,160      3,864         --
Equity market..................    4,327,600      1,284     39,600    5,898,717     14,146    105,452
Equity market..................   31,414,484  1,024,034  1,005,551   18,897,916  2,346,326    355,433
Equity market..................   18,917,116    167,519    469,330   17,177,849    111,788    241,073
Equity market..................    3,339,982         --    156,959    2,791,568      4,436     95,505
                                ------------ ---------- ----------  ----------- ---------- ----------
$106,061,514 $2,375,499 $2,648,454  $87,741,486 $4,652,428 $1,665,997
                                ============ ========== ==========  =========== ========== ==========

NET DERIVATIVE GAINS (LOSSES)

  The components of net derivative gains (losses) were as follows:

                                                 YEARS ENDED DECEMBER 31,
                                        ------------------------------------------
                                             2013           2012          2011
                                        -------------- -------------- ------------
                                                      (IN THOUSANDS)
Derivatives and hedging gains (losses). $  (4,841,296) $  (2,586,885) $  2,941,895
Embedded derivatives...................      6,776,544    (1,089,704)  (2,711,461)
                                        -------------- -------------- ------------
 Total net derivatives gains (losses).. $    1,935,248 $  (3,676,589) $    230,434
                                        ============== ============== ============

  The following table presents earned income on derivatives for the:

                                             YEARS ENDED DECEMBER 31,
                                       ------------------------------------
                                           2013         2012        2011
                                       ------------ ------------ ----------
                                                  (IN THOUSANDS)
     Net derivative gains (losses).... $  (262,379) $     20,202 $  141,929
     Policyholder benefits and claims.    (274,848)    (113,899)     16,833
                                       ------------ ------------ ----------
      Total........................... $  (537,227) $   (93,697) $  158,762
                                       ============ ============ ==========

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


NON-QUALIFYING DERIVATIVES

  The following table presents the amount and location of gains (losses) recognized in income for derivatives that were not designated or qualifying as hedging instruments:

                                                      NET       POLICYHOLDER
                                                   DERIVATIVE   BENEFITS AND
                                                 GAINS (LOSSES)  CLAIMS (1)
                                                 -------------- ------------
                                                       (IN THOUSANDS)
    FOR THE YEAR ENDED DECEMBER 31, 2013:
     Interest rate derivatives.................. $    (925,139) $    (1,364)
     Foreign currency exchange rate derivatives.      (514,563)           --
     Equity derivatives.........................    (3,139,215)    (635,931)
                                                 -------------- ------------
       Total.................................... $  (4,578,917) $  (637,295)
                                                 ============== ============
    FOR THE YEAR ENDED DECEMBER 31, 2012:
     Interest rate derivatives.................. $    (204,299) $         --
     Foreign currency exchange rate derivatives.      (284,745)           --
     Equity derivatives.........................    (2,118,043)    (367,490)
                                                 -------------- ------------
       Total.................................... $  (2,607,087) $  (367,490)
                                                 ============== ============
    FOR THE YEAR ENDED DECEMBER 31, 2011:
     Interest rate derivatives.................. $    1,527,402 $         --
     Foreign currency exchange rate derivatives.        143,177           --
     Equity derivatives.........................      1,129,387     (82,696)
                                                 -------------- ------------
       Total.................................... $    2,799,966 $   (82,696)
                                                 ============== ============

--------

(1)Changes in estimated fair value related to economic hedges of reinsured variable annuity guarantees.

CREDIT RISK ON FREESTANDING DERIVATIVES

  The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting or similar agreements and any collateral received pursuant to such agreements.

  The Company manages its credit risk related to derivatives by entering into transactions with creditworthy counterparties and establishing and monitoring exposure limits. The Company's OTC-bilateral derivative transactions are generally governed by International Swaps and Derivatives Association ("ISDA") Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, the Company is permitted to set-off receivables from the counterparty against payables to the same counterparty arising out of all included transactions. Substantially all of the Company's ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC-bilateral derivatives. See Note 7 for a description of the impact of credit risk on the valuation of derivatives.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


  The estimated fair value of the Company's net derivative assets and net derivative liabilities after the application of master netting agreements and collateral was as follows at:

                                                              DECEMBER 31, 2013         DECEMBER 31, 2012
                                                          ------------------------- -------------------------
DERIVATIVES SUBJECT TO A MASTER NETTING ARRANGEMENT OR A
SIMILAR ARRANGEMENT                                          ASSETS    LIABILITIES     ASSETS    LIABILITIES
--------------------------------------------------------  ------------ ------------ ------------ ------------
                                                                            (IN THOUSANDS)
 Gross estimated fair value of derivatives:
  OTC-bilateral.......................................... $  2,430,173 $  2,593,152 $  4,708,762 $  1,534,233
  Exchange-traded........................................       11,500       47,169       18,608      126,432
                                                          ------------ ------------ ------------ ------------
    Total gross estimated fair value of
      derivatives (1)....................................    2,441,673    2,640,321    4,727,370    1,660,665
 Amounts offset in the balance sheets....................           --           --           --           --
                                                          ------------ ------------ ------------ ------------
 Estimated fair value of derivatives presented in the
   balance sheets (1)....................................    2,441,673    2,640,321    4,727,370    1,660,665
 Gross amounts not offset in the balance sheets:
 Gross estimated fair value of derivatives: (2)
  OTC-bilateral..........................................  (1,869,869)  (1,869,869)  (1,518,669)  (1,518,669)
  Exchange-traded........................................      (5,368)      (5,368)     (18,608)     (18,608)
 Cash collateral (3)
  OTC-bilateral..........................................    (163,210)           --  (1,473,376)           --
  Exchange-traded........................................           --     (39,008)           --    (107,824)
 Securities collateral (4)
  OTC-bilateral..........................................    (377,561)    (646,079)  (1,716,717)     (13,667)
  Exchange-traded........................................           --      (2,793)           --           --
                                                          ------------ ------------ ------------ ------------
 Net amount after application of master netting
   agreements and collateral............................. $     25,665 $     77,204 $         -- $      1,897
                                                          ============ ============ ============ ============

--------

(1)At December 31, 2013 and 2012, derivative assets include income or expense accruals reported in accrued investment income or in other liabilities of $66,175 thousand and $74,942 thousand, respectively, and derivative liabilities include income or expense accruals reported in accrued investment income or in other liabilities of $8,133 thousand and $5,332 thousand, respectively.

(2)Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.

(3)Cash collateral received is included in cash and cash equivalents and the obligation to return it is included in other liabilities in the balance sheet. The receivable for the return of cash collateral provided by the Company is inclusive of initial margin on exchange-traded derivatives and is included in premiums, reinsurance and other receivables in the balance sheet. The amount of cash collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements. At December 31, 2013 and 2012, the Company received excess cash collateral of $33,319 thousand and $0, respectively, and provided excess cash collateral of $185,299 thousand and $167,655 thousand, respectively, which is not included in the table above due to the foregoing limitation.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


(4)Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the balance sheet. Subject to certain constraints, the Company is permitted by contract to sell or repledge this collateral, but at December 31, 2013 none of the collateral had been sold or repledged. Securities collateral pledged by the Company is reported in fixed maturity securities in the balance sheet. Subject to certain constraints, the counterparties are permitted by contract to sell or repledge this collateral. The amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. At December 31, 2013 and 2012, the Company received excess securities collateral of $96,746 thousand and $59,320 thousand, respectively, for its OTC-bilateral derivatives which are not included in the table above due to the foregoing limitation. At
   December 31, 2013 and 2012, the Company provided excess securities collateral of $0 and $0, respectively, for its OTC-bilateral derivatives and $36,182 thousand and $39,989 thousand, respectively, for its exchange-traded derivatives, which are not included in the table above due to the foregoing limitation.

  The following table presents the estimated fair value of the Company's OTC-bilateral derivatives that are in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged. The table also presents the incremental collateral that the Company would be required to provide if there was a one notch downgrade in the Company's credit rating at the reporting date or if the Company's credit rating sustained a downgrade to a level that triggered full overnight collateralization or termination of the derivative position at the reporting date. OTC-bilateral derivatives that are not subject to collateral agreements are excluded from this table.

                                  ESTIMATED FAIR VALUE OF   FAIR VALUE OF INCREMENTAL COLLATERAL
                                   COLLATERAL PROVIDED:                PROVIDED UPON:
                                  ----------------------- ----------------------------------------
                                                                         DOWNGRADE IN THE HOLDING
                                                                         COMPANY'S CREDIT RATING
                     ESTIMATED                              ONE NOTCH    TO A LEVEL THAT TRIGGERS
                   FAIR VALUE OF                          DOWNGRADE IN        FULL OVERNIGHT
                   DERIVATIVES IN                          THE HOLDING     COLLATERALIZATION OR
                   NET LIABILITY      FIXED MATURITY        COMPANY'S          TERMINATION
                    POSITION (1)        SECURITIES        CREDIT RATING OF THE DERIVATIVE POSITION
                   -------------- ----------------------- ------------- --------------------------
                                                   (IN THOUSANDS)
December 31, 2013. $      723,283      $    646,079        $    20,912         $    21,353
December 31, 2012. $       15,564      $     13,667        $        --         $        --

--------

(1)After taking into consideration the existence of netting agreements.

EMBEDDED DERIVATIVES

  The Company assumes variable annuities, modified coinsurance contracts, equity indexed deferred annuities and purchases certain investments that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives. These host contracts principally include: assumed variable annuities with guaranteed minimum benefits, including GMWBs, GMABs and certain GMIBs; ceded reinsurance agreements of guaranteed minimum benefits related to GMABs and certain GMIBs; assumed modified coinsurance contracts; assumed reinsurance on equity indexed deferred annuities; and options embedded in debt and equity securities.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


  The following table presents the estimated fair value and balance sheet location of the Company's embedded derivatives that have been separated from their host contracts at:

                                                                        DECEMBER 31,
                                                                  -------------------------
                                        BALANCE SHEET LOCATION        2013         2012
                                       -------------------------- ------------ ------------
                                                                       (IN THOUSANDS)
Net embedded derivatives within asset
  host contracts:
  Ceded guaranteed minimum benefits... Premiums, reinsurance and
                                       other receivables......... $    122,515 $    257,690
  Assumed modified coinsurance         Funds withheld at
   contracts.......................... interest..................       24,035       72,357
                                                                  ------------ ------------
   Net embedded derivatives within asset host contracts.......    $    146,550 $    330,047
                                                                  ============ ============
Net embedded derivatives within liability host contracts:
  Assumed guaranteed minimum benefits. Other policy-related
                                       balances.................. $  2,488,944 $  8,831,285
                                                                  ------------ ------------
   Net embedded derivatives within liability host contracts...    $  2,488,944 $  8,831,285
                                                                  ============ ============

  The following table presents changes in estimated fair value related to embedded derivatives:

                                             YEARS ENDED DECEMBER 31,
                                    ------------------------------------------
                                        2013          2012           2011
                                    ------------ -------------- --------------
                                                  (IN THOUSANDS)
 Net derivative gains (losses) (1). $  6,776,544 $  (1,089,704) $  (2,711,461)
 Policyholder benefits and claims.. $  (139,134) $       72,507 $       70,390

--------

(1)The valuation of reinsured guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses), in connection with this adjustment, were ($996.3) million, ($1,603.0) million and $1,956.9 million, for the years ended December 31, 2013, 2012 and 2011, respectively. In addition, the valuation of ceded guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses), in connection with this adjustment, were $19.4 million, $2.9 million and ($23.1) million, for the years ended December 31, 2013, 2012 and 2011, respectively.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE

  When developing estimated fair values, the Company considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The Company determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

                 Level 1  Unadjusted quoted prices in active
                          markets for identical assets or
                          liabilities. The size of the bid/ask
                          spread is used as an indicator of
                          market activity for fixed maturity
                          securities.

                 Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

                 Level 3  Unobservable inputs that are
                          supported by little or no market
                          activity and are significant to the
                          determination of estimated fair value
                          of the assets or liabilities.
                          Unobservable inputs reflect the
                          reporting entity's own assumptions
                          about the assumptions that market
                          participants would use in pricing the
                          asset or liability.

  Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

  Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


RECURRING FAIR VALUE MEASUREMENTS

  The assets and liabilities measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy are presented below.

                                                                  DECEMBER 31, 2013
                                                ------------------------------------------------------
                                                         FAIR VALUE HIERARCHY
                                                --------------------------------------
                                                                                       TOTAL ESTIMATED
                                                  LEVEL 1      LEVEL 2      LEVEL 3      FAIR VALUE
                                                ------------ ------------ ------------ ---------------
                                                                    (IN THOUSANDS)
ASSETS:
Fixed maturity securities:
 Foreign corporate............................. $         -- $    533,423 $         --  $    533,423
 U.S. corporate................................           --      253,705        9,917       263,622
 CMBS..........................................           --       75,017       57,547       132,564
 State and political subdivision...............           --      120,256           --       120,256
 U.S. Treasury and agency......................       99,248           --           --        99,248
 ABS...........................................           --       80,520           --        80,520
 RMBS..........................................           --       62,789           --        62,789
 Foreign government............................           --       28,659           --        28,659
                                                ------------ ------------ ------------  ------------
   Total fixed maturity securities.............       99,248    1,154,369       67,464     1,321,081
                                                ------------ ------------ ------------  ------------
Short-term investments (1).....................    2,630,762      101,270           --     2,732,032
Derivative assets: (2)
 Interest rate contracts.......................        9,046    1,171,719           --     1,180,765
 Foreign currency contracts....................        1,169          728           --         1,897
 Equity market contracts.......................        1,284      917,797      273,756     1,192,837
                                                ------------ ------------ ------------  ------------
   Total derivative assets.....................       11,499    2,090,244      273,756     2,375,499
                                                ------------ ------------ ------------  ------------
Net embedded derivatives within asset host
  contracts (3)................................           --           --      146,550       146,550
                                                ------------ ------------ ------------  ------------
   Total assets................................ $  2,741,509 $  3,345,883 $    487,770  $  6,575,162
                                                ============ ============ ============  ============
LIABILITIES:
Derivative liabilities: (2)
 Interest rate contracts....................... $      6,547 $    798,367 $         --  $    804,914
 Foreign currency contracts....................        1,022      171,078           --       172,100
 Equity market contracts.......................       39,601    1,136,875      494,964     1,671,440
                                                ------------ ------------ ------------  ------------
   Total derivative liabilities................       47,170    2,106,320      494,964     2,648,454
                                                ------------ ------------ ------------  ------------
Net embedded derivatives within liability host
  contracts (3)................................           --           --    2,488,944     2,488,944
                                                ------------ ------------ ------------  ------------
   Total liabilities........................... $     47,170 $  2,106,320 $  2,983,908  $  5,137,398
                                                ============ ============ ============  ============

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)

                                                              DECEMBER 31, 2012
                                            ------------------------------------------------------
                                                     FAIR VALUE HIERARCHY
                                            -------------------------------------- TOTAL ESTIMATED
                                              LEVEL 1      LEVEL 2      LEVEL 3      FAIR VALUE
                                            ------------ ------------ ------------ ---------------
                                                                (IN THOUSANDS)
ASSETS:
Fixed maturity securities:
 Foreign corporate......................... $         -- $    628,708 $      2,714  $     631,422
 U.S. corporate............................           --      307,001       15,465        322,466
 CMBS......................................           --       44,603       41,723         86,326
 State and political subdivision...........           --      135,567           --        135,567
 U.S. Treasury and agency..................      285,259        8,270           --        293,529
 ABS.......................................           --      193,876        4,000        197,876
 RMBS......................................           --       81,906           --         81,906
 Foreign government........................           --       36,527           --         36,527
                                            ------------ ------------ ------------  -------------
   Total fixed maturity securities.........      285,259    1,436,458       63,902      1,785,619
                                            ------------ ------------ ------------  -------------
Short-term investments (1).................    3,824,840      425,354        4,996      4,255,190
Derivative assets: (2)
 Interest rate contracts...................          598    2,170,219           --      2,170,817
 Foreign currency contracts................        3,864        1,051           --          4,915
 Equity market contracts...................       14,146    2,000,970      461,580      2,476,696
                                            ------------ ------------ ------------  -------------
   Total derivative assets.................       18,608    4,172,240      461,580      4,652,428
                                            ------------ ------------ ------------  -------------
Net embedded derivatives within asset host
  contracts (3)............................           --           --      330,047        330,047
                                            ------------ ------------ ------------  -------------
   Total assets............................ $  4,128,707 $  6,034,052 $    860,525  $  11,023,284
                                            ============ ============ ============  =============
LIABILITIES:
Derivative liabilities: (2)
 Interest rate contracts................... $     20,980 $    670,059 $         --  $     691,039
 Foreign currency contracts................           --      177,496           --        177,496
 Equity market contracts...................      105,452      416,032      275,979        797,463
                                            ------------ ------------ ------------  -------------
   Total derivative liabilities............      126,432    1,263,587      275,979      1,665,998
                                            ------------ ------------ ------------  -------------
Net embedded derivatives within liability
  host contracts (3).......................           --           --    8,831,285      8,831,285
                                            ------------ ------------ ------------  -------------
   Total liabilities....................... $    126,432 $  1,263,587 $  9,107,264  $  10,497,283
                                            ============ ============ ============  =============

--------

(1)Short-term investments as presented in the tables above differ from the amounts presented in the balance sheets because certain short-term investments are not measured at estimated fair value on a recurring basis.

(2)Derivative amounts are presented gross in the tables above to reflect the presentation in the balance sheets, but are presented net for purposes of the rollforward in the Fair Value Measurements Using Significant Unobservable Inputs (Level 3) tables.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


(3)Net embedded derivatives within asset host contracts are presented within funds withheld at interest and premiums, reinsurance and other receivables in the balance sheets. Net embedded derivatives within liability host contracts are presented within other policy-related balances in the balance sheets.

  The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

 INVESTMENTS

  VALUATION CONTROLS AND PROCEDURES

    On behalf of the Company and the Holding Company's Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management provides oversight of control systems and valuation policies for securities and derivatives. On a quarterly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third party pricing providers and the controls and procedures to evaluate third party pricing. Periodically, the Chief Accounting Officer reports to the Audit Committee of the Holding Company's Board of Directors regarding compliance with fair value accounting standards.

    The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as "consensus pricing," represent a reasonable estimate of fair value by considering such pricing relative to the Company's knowledge of the current market dynamics and current pricing for similar financial instruments.

    The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)

  based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

  SECURITIES AND SHORT-TERM INVESTMENTS

    When available, the estimated fair value of these investments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

    When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

  Level 2 Valuation Techniques and Key Inputs:

    This level includes fixed maturity securities priced principally by independent pricing services using observable inputs. Short-term investments within this level are of a similar nature and class to the Level 2 fixed maturity securities.

   U.S. CORPORATE AND FOREIGN CORPORATE SECURITIES

     These securities are principally valued using the market and income approaches. Valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques that use standard market observable inputs such as benchmark yields, spreads off benchmark yields, new issuances, issuer rating, duration, and trades of identical or comparable securities. Privately placed securities are valued using matrix pricing methodologies using standard market observable inputs, and inputs derived from, or corroborated by, market observable data including market yield curve, duration, call provisions, observable prices and spreads for similar publicly traded or privately traded issues that incorporate the credit quality and industry sector of the issuer and in certain cases, delta spread adjustments to reflect specific credit related issues.

   STRUCTURED SECURITIES COMPRISED OF ABS, CMBS AND RMBS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using standard market inputs including spreads for actively traded securities, spreads off benchmark yields, expected prepayment speeds and volumes, current and forecasted loss severity, rating, weighted average coupon,

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)

   weighted average maturity, average delinquency rates, geographic region, debt-service coverage ratios and issuance-specific information including, but not limited to: collateral type, payment terms of the underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

  STATE AND POLITICAL SUBDIVISION AND FOREIGN GOVERNMENT SECURITIES

     These securities are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques using standard market observable inputs including a benchmark U.S. Treasury yield or other yields, issuer ratings, broker-dealer quotes, issuer spreads and reported trades of similar securities, including those within the same sub-sector or with a similar maturity or credit rating.

  U.S. TREASURY AND AGENCY SECURITIES

     These securities are principally valued using the market approach. Valuations are based primarily on quoted prices in markets that are not active or using matrix pricing or other similar techniques using standard market observable inputs such as a benchmark U.S. Treasury yield curve, the spread off the U.S. Treasury yield curve for the identical security and comparable securities that are actively traded.

  Level 3 Valuation Techniques and Key Inputs:

     In general, securities classified within Level 3 use many of the same valuation techniques and inputs as described previously for in the Level 2. However, if key inputs are unobservable, or if the investments are less liquid and there is very limited trading activity, the investments are generally classified as Level 3. The use of independent non-binding broker quotations to value investments generally indicates there is a lack of liquidity or a lack of transparency in the process to develop the valuation estimates, generally causing these investments to be classified in Level 3.

     Short-term investments within this level are of a similar nature and class to the Level 3 securities described below; accordingly, the valuation techniques and significant market standard observable inputs used in their valuation are also similar to those described below.

   U.S. CORPORATE AND FOREIGN CORPORATE SECURITIES

     These securities are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques that utilize unobservable inputs or inputs that cannot be derived principally from, or corroborated by, observable market data, including illiquidity premium, delta spread adjustments to reflect specific credit-related issues, credit spreads and inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain valuations are based on independent non-binding broker quotations.

   STRUCTURED SECURITIES COMPRISED OF ABS AND CMBS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques that utilize inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data including credit spreads. Below investment grade securities and sub-prime RMBS included in this level

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)

   are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain of these valuations are based on independent non-binding broker quotations.

 DERIVATIVES

   The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives, or through the use of pricing models for OTC-bilateral and OTC-cleared derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in "-- Investments."

   The significant inputs to the pricing models for most OTC-bilateral and OTC-cleared derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain OTC-bilateral and OTC-cleared derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant inputs that are unobservable generally include references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

   Most inputs for OTC-bilateral and OTC-cleared derivatives are mid-market inputs but, in certain cases, liquidity adjustments are made when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

   The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC-bilateral and OTC-cleared derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its OTC-bilateral and OTC-cleared derivatives using standard swap curves which may include a spread to the risk free rate, depending upon specific collateral arrangements. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with similar collateral arrangements. As the Company and its significant derivative counterparties generally execute trades at such pricing levels and hold sufficient collateral, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


  FREESTANDING DERIVATIVES

  Level 2 Valuation Techniques and Key Inputs:

    This level includes all types of derivatives utilized by the Company with the exception of exchange-traded derivatives included within Level 1 and those derivatives with unobservable inputs as described in Level 3. These derivatives are principally valued using the income approach.

   INTEREST RATE

     NON-OPTION-BASED. -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve and basis curves.

     OPTION-BASED. -- Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, basis curves and interest rate volatility.

   FOREIGN CURRENCY EXCHANGE RATE

     NON-OPTION-BASED. -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, basis curves, currency spot rates and cross currency basis curves.

   EQUITY MARKET

     NON-OPTION-BASED. -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, spot equity index levels and dividend yield curves.

     OPTION-BASED. -- Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, spot equity index levels, dividend yield curves and equity volatility.

  Level 3 Valuation Techniques and Key Inputs:

    These derivatives are principally valued using the income approach. Valuations of non-option-based derivatives utilize present value techniques, whereas valuations of option-based derivatives utilize option pricing models. These valuation methodologies generally use the same inputs as described in the corresponding sections above for Level 2 measurements of derivatives. However, these derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data.

   EQUITY MARKET

     NON-OPTION-BASED. -- Significant unobservable inputs may include the extrapolation beyond observable limits of dividend yield curves and equity volatility.

     OPTION-BASED. -- Significant unobservable inputs may include the extrapolation beyond observable limits of dividend yield curves, equity volatility and unobservable correlation between model inputs.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


 EMBEDDED DERIVATIVES

   Embedded derivatives principally include certain assumed and ceded variable annuity guarantees and equity indexed crediting rates within certain funding agreements. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

   The fair value of these embedded derivatives, estimated as the present value of projected future benefits minus the present value of projected future fees using actuarial and capital market assumptions including expectations concerning policyholder behavior, is calculated by the Company's actuarial department. The calculation is based on in-force business, and is performed using standard actuarial valuation software which projects future cash flows from the embedded derivative over multiple risk neutral stochastic scenarios using observable risk free rates.

   Capital market assumptions, such as risk free rates and implied volatilities, are based on market prices for publicly traded instruments to the extent that prices for such instruments are observable. Implied volatilities beyond the observable period are extrapolated based on observable implied volatilities and historical volatilities. Actuarial assumptions, including mortality, lapse, withdrawal and utilization, are unobservable and are reviewed at least annually based on actuarial studies of historical experience.

   The valuation of these guarantee liabilities includes nonperformance risk adjustments and adjustments for a risk margin related to non-capital market inputs. The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for the Holding Company's debt, including related credit default swaps.

   Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees. These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in nonperformance risk; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs, may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

   The Company ceded the risk associated with certain of the GMIBs previously described. These reinsurance agreements contain embedded derivatives which are included within premiums, reinsurance and other receivables in the balance sheets with changes in estimated fair value reported in net derivative gains (losses) or policyholder benefits and claims depending on the statement of operations classification of the direct risk. The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


   The estimated fair value of the embedded derivatives within funds withheld related to certain assumed reinsurance is determined based on the change in estimated fair value of the underlying assets held by the Company in a reference portfolio backing the funds withheld liability. The estimated fair value of the underlying assets is determined as previously described in "-- Investments -- Securities and Short-term Investments." The estimated fair value of these embedded derivatives is included, along with their funds withheld hosts, in derivative liabilities and funds withheld at interest in the balance sheets with changes in estimated fair value recorded in net derivative gains (losses). Changes in the credit spreads on the underlying assets, interest rates and market volatility may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

  EMBEDDED DERIVATIVES WITHIN ASSET AND LIABILITY HOST CONTRACTS

   Level 3 Valuation Techniques and Key Inputs:

   ASSUMED GUARANTEED MINIMUM BENEFITS

     These embedded derivatives are principally valued using the income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, nonperformance risk and cost of capital for purposes of calculating the risk margin.

   REINSURANCE CEDED ON CERTAIN GUARANTEED MINIMUM BENEFITS

     These embedded derivatives are principally valued using the income approach. The valuation techniques and significant market standard unobservable inputs used in their valuation are similar to those described above in " -- Assumed Guaranteed Minimum Benefits" and also include counterparty credit spreads.

   EMBEDDED DERIVATIVES WITHIN FUNDS WITHHELD RELATED TO CERTAIN ASSUMED REINSURANCE

     These embedded derivatives are principally valued using an income approach. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve and the fair value of assets within the reference portfolio. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the fair value of certain assets within the reference portfolio which are not observable in the market and cannot be derived principally from, or corroborated by, observable market data.

 TRANSFERS BETWEEN LEVELS

   Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


  TRANSFERS BETWEEN LEVELS 1 AND 2:

     There were no transfers between Levels 1 and 2 for assets and liabilities measured at estimated fair value and still held at December 31, 2013 and 2012.

  TRANSFERS INTO OR OUT OF LEVEL 3:

     Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

     Transfers into Level 3 for fixed maturity securities were due primarily to a lack of trading activity, decreased liquidity and credit ratings downgrades (e.g., from investment grade to below investment grade) which have resulted in decreased transparency of valuations and an increased use of independent non-binding broker quotations and unobservable inputs, such as illiquidity premiums, delta spread adjustments, or credit spreads.

     Transfers out of Level 3 for fixed maturity securities resulted primarily from increased transparency of both new issuances that, subsequent to issuance and establishment of trading activity, became priced by independent pricing services and existing issuances that, over time, the Company was able to obtain pricing from, or corroborate pricing received from, independent pricing services with observable inputs (such as observable spreads used in pricing securities) or increases in market activity and upgraded credit ratings.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


 ASSETS AND LIABILITIES MEASURED AT FAIR VALUE USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)

   The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at:


                                                                                        DECEMBER 31, 2013
                                                                                    --------------------------
                                                              SIGNIFICANT                             WEIGHTED
                            VALUATION TECHNIQUES           UNOBSERVABLE INPUTS          RANGE        AVERAGE (1)
                       -------------------------------- --------------------------  -------------    -----------
FIXED MATURITY SECURITIES: (3)
 U.S. corporate and
  foreign corporate... Matrix pricing                   Credit spreads (4)             95  -     95       95
                                                        Illiquidity premium (4)        30  -     30       30
                       ------------------------------------------------------------------------------------------
 CMBS................. Matrix pricing and discounted    Credit spreads (4)
                         cash flow                                                    215  -    215      215
                       Market pricing                   Quoted prices (5)             104  -    104      104
                       Consensus pricing                Offered quotes (5)             90  -     92       91
                       ------------------------------------------------------------------------------------------
DERIVATIVES:
 Equity market........ Present value techniques         Volatility (7)                 13% -     28%
                          or option pricing models      Correlation (9)                60% -     60%
                       ------------------------------------------------------------------------------------------
EMBEDDED DERIVATIVES:
 Assumed and ceded     Option pricing techniques        Mortality rates:                0% -   0.10%
  guaranteed minimum                                        Ages 0 - 40
  benefits............
                                                            Ages 41 - 60             0.04% -   0.65%
                                                            Ages 61 - 115            0.26% -    100%
                                                        Lapse rates:
                                                            Durations 1 -10          0.50% -    100%
                                                            Durations 11 -20            3% -    100%
                                                            Durations 21 -116           3% -    100%
                                                        Utilization rates              20% -     50%
                                                        Withdrawal rates             0.07% -     10%
                                                        Long-term equity            17.40% -     25%
                                                          volatilities
                                                        Nonperformance               0.03% -   0.44%
                                                          risk spread
                       ------------------------------------------------------------------------------------------

                                                                IMPACT OF
                                     DECEMBER 31, 2012         INCREASE IN
                                 --------------------------     INPUT ON
                                                   WEIGHTED     ESTIMATED
     VALUATION TECHNIQUES            RANGE        AVERAGE (1) FAIR VALUE (2)
-------------------------------- -------------    ----------- --------------


Matrix pricing                     103  -    499      168       Decrease
                                    30  -     30       30       Decrease
-----------------------------------------------------------------------------
Matrix pricing and discounted
  cash flow                                                   Decrease (6)
Market pricing                     104  -    104      104     Increase (6)
Consensus pricing                                             Increase (6)
-----------------------------------------------------------------------------

Present value techniques            13% -     32%             Increase (8)
   or option pricing models         65% -     65%
-----------------------------------------------------------------------------

Option pricing techniques            0% -   0.14%  Decrease (10)


                                  0.05% -   0.75%             Decrease (10)
                                  0.26% -    100%             Decrease (10)

                                  0.50% -    100%             Decrease (11)
                                     3% -    100%             Decrease (11)
                                   2.5% -    100%             Decrease (11)
                                    20% -     50%             Increase (12)
                                  0.07% -     20%                 (13)
                                 15.18% -     40%  Increase (14)

                                  0.10% -   1.72%  Decrease (15)

-----------------------------------------------------------------------------

--------

(1)The weighted average for fixed maturity securities is determined based on the estimated fair value of the securities.

(2)The impact of a decrease in input would have the opposite impact on the estimated fair value. For embedded derivatives, changes to assumed guaranteed minimum benefits are based on liability positions and changes to ceded guaranteed minimum benefits are based on asset positions.

(3)Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations.

(4)Range and weighted average are presented in basis points.

(5)Range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(6)Changes in the assumptions used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

(7)Ranges represent the underlying equity volatility quoted in percentage points. Since this valuation methodology uses a range of inputs across multiple volatility surfaces to value the derivative, presenting a range is more representative of the unobservable input used in the valuation.

(8)Changes are based on long U.S. dollar net asset positions and will be inversely impacted for short U.S. dollar net asset positions.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


(9)Ranges represent the different correlation factors utilized as components within the valuation methodology. Presenting a range of correlation factors is more representative of the unobservable input used in the valuation. Increases (decreases) in correlation in isolation will increase (decrease) the significance of the change in valuations.

(10)Mortality rates vary by age and by demographic characteristics such as gender. Mortality rate assumptions are based on company experience. A mortality improvement assumption is also applied. For any given contract, mortality rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(11)Base lapse rates are adjusted at the contract level based on a comparison of the actuarially calculated guaranteed values and the current policyholder account value, as well as other factors, such as the applicability of any surrender charges. A dynamic lapse function reduces the base lapse rate when the guaranteed amount is greater than the account value as in the money contracts are less likely to lapse. Lapse rates are also generally assumed to be lower in periods when a surrender charge applies. For any given contract, lapse rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(12)The utilization rate assumption estimates the percentage of contract holders with a GMIB or lifetime withdrawal benefit who will elect to utilize the benefit upon becoming eligible. The rates may vary by the type of guarantee, the amount by which the guaranteed amount is greater than the account value, the contract's withdrawal history and by the age of the policyholder. For any given contract, utilization rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(13)The withdrawal rate represents the percentage of account balance that any given policyholder will elect to withdraw from the contract each year. The withdrawal rate assumption varies by age and duration of the contract, and also by other factors such as benefit type. For any given contract, withdrawal rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative. For GMWBs, any increase (decrease) in withdrawal rates results in an increase (decrease) in the estimated fair value of the guarantees. For GMABs and GMIBs, any increase (decrease) in withdrawal rates results in a decrease (increase) in the estimated fair value.

(14)Long-term equity volatilities represent equity volatility beyond the period for which observable equity volatilities are available. For any given contract, long-term equity volatility rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(15)Nonperformance risk spread varies by duration and by currency. For any given contract, multiple nonperformance risk spreads will apply, depending on the duration of the cash flow being discounted for purposes of valuing the embedded derivative.

  The following is a summary of the valuation techniques and significant unobservable inputs used in the fair value measurement of assets and liabilities classified within Level 3 that are not included in the preceding table. Generally, all other classes of securities classified within Level 3, including those within embedded derivatives within funds withheld related to certain assumed reinsurance, use the same valuation techniques and significant unobservable inputs as previously described for Level 3 fixed maturity securities. This includes matrix pricing and discounted cash flow methodologies, inputs such as quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, as well as independent non-binding broker quotations. The sensitivity of the estimated fair value to changes in the significant unobservable inputs for these other assets and liabilities is similar in nature to that described in the preceding table.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


  The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

                                                  FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                                               -----------------------------------------------------------------------------
                                                     FIXED MATURITY SECURITIES:
                                               --------------------------------------
                                                FOREIGN    U.S.                       SHORT-TERM    EQUITY    NET EMBEDDED
                                               CORPORATE CORPORATE   CMBS      ABS    INVESTMENTS   MARKET   DERIVATIVES (6)
                                               --------- --------- --------- -------- ----------- ---------- ---------------
                                                                              (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2013:
Balance, January 1,........................... $  2,714  $  15,465 $  41,723 $  4,000  $  4,996   $  185,601  $(8,501,238)
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2).................
   Net investment income......................       11       (63)     (242)       --         4           --            --
   Net investment gains (losses)..............       --         --        --       --        --           --            --
   Net derivative gains (losses)..............       --         --        --       --        --    (425,674)     6,789,870
   Policyholder benefits and claims...........       --         --        --       --        --       18,720     (139,134)
  OCI.........................................     (25)      (652)   (1,828)       --        --          252       291,536
Purchases (3).................................       --         --    17,894       --        --        7,149            --
Sales (3).....................................  (2,700)    (8,680)        --       --   (5,000)           --            --
Settlements (3)...............................       --         --        --       --        --      (7,256)     (783,428)
Transfers into Level 3 (4)....................       --      3,847        --       --        --           --            --
Transfers out of Level 3 (4)..................       --         --        --  (4,000)        --           --            --
                                               --------  --------- --------- --------  --------   ----------  ------------
Balance, December 31,......................... $     --  $   9,917 $  57,547 $     --  $     --   $(221,208)  $(2,342,394)
                                               ========  ========= ========= ========  ========   ==========  ============
Changes in unrealized gains (losses) included
 in net income (loss): (5)
  Net investment income....................... $     --  $       4 $   (242) $     --  $     --   $       --  $         --
  Net investment gains (losses)............... $     --  $      -- $      -- $     --  $     --   $       --  $         --
  Net derivative gains (losses)............... $     --  $      -- $      -- $     --  $     --   $(414,667)  $  6,743,952
  Policyholder benefits and claims............ $     --  $      -- $      -- $     --  $     --   $   18,720  $  (134,839)

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


                                             FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                                 ------------------------------------------------------------------------------------------------
                                       FIXED MATURITY SECURITIES:       EQUITY SECURITIES:
                                 -------------------------------------- ------------------
                                  FOREIGN    U.S.                         NON-REDEEMABLE   SHORT-TERM    EQUITY    NET EMBEDDED
                                 CORPORATE CORPORATE   CMBS      ABS     PREFERRED STOCK   INVESTMENTS   MARKET   DERIVATIVES (6)
                                 --------- --------- --------- -------- ------------------ ----------- ---------- ---------------
                                                                          (IN THOUSANDS)
YEAR ENDED DECEMBER 31,
 2012:
Balance, January 1,............. $  2,533  $  15,114 $  41,724 $     --     $      --       $  39,967  $  844,062  $(7,033,096)
Total realized/unrealized gains
 (losses) included in:
  Net income
   (loss): (1), (2)
   Net investment income........       12       (16)     (164)       --            --              35          --            --
   Net investment gains
    (losses)....................       --         --        --       --            --              --          --            --
   Net derivative gains
    (losses)....................       --         --        --       --            --              --   (507,571)   (1,085,812)
   Policyholder benefits and
    claims......................       --         --        --       --            --              --      28,895        72,507
  OCI...........................      169        (4)       163       --            --              --     (2,565)       259,765
Purchases (3)...................       --      6,501        --    4,000            --           4,994      19,056            --
Sales (3).......................       --      (701)        --       --            --        (40,000)    (43,500)            --
Settlements (3).................       --         --        --       --            --              --   (152,776)     (714,602)
Transfers into
 Level 3 (4)....................       --         --        --       --            --              --          --            --
Transfers out of
 Level 3 (4)....................       --    (5,429)        --       --            --              --          --            --
                                 --------  --------- --------- --------     ---------       ---------  ----------  ------------
Balance, December 31,........... $  2,714  $  15,465 $  41,723 $  4,000     $      --       $   4,996  $  185,601  $(8,501,238)
                                 ========  ========= ========= ========     =========       =========  ==========  ============
Changes in unrealized gains
 (losses) included in net
 income (loss): (5)
  Net investment income......... $     11  $       9 $   (163) $     --     $      --       $       2  $       --  $         --
  Net investment gains
   (losses)..................... $     --  $      -- $      -- $     --     $      --       $      --  $       --  $         --
  Net derivative gains
   (losses)..................... $     --  $      -- $      -- $     --     $      --       $      --  $(498,377)  $(1,139,890)
  Policyholder benefits and
   claims....................... $     --  $      -- $      -- $     --     $      --       $      --  $   28,895  $     75,146

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)

                                            FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                                  ------------------------------------------------------------------------------------------
                                      FIXED MATURITY SECURITIES:     EQUITY SECURITIES:
                                  ---------------------------------- ------------------
                                   FOREIGN    U.S.                     NON-REDEEMABLE   SHORT-TERM   EQUITY    NET EMBEDDED
                                  CORPORATE CORPORATE   CMBS    ABS   PREFERRED STOCK   INVESTMENTS  MARKET   DERIVATIVES (6)
                                  --------- --------- -------  ----- ------------------ ----------- --------  ---------------
                                                                        (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2011:
Balance, January 1,..............  $2,673    $10,430  $    --  $  --    $      2,835     $  49,980  $124,720    $(3,660,494)
Total realized/unrealized gains
 (losses) included in:
  Net income (loss): (1), (2)
   Net investment income.........      10          4     (104)    --              --            19        --             --
   Net investment gains
    (losses).....................      --          1       --     --            (292)           --        --             --
   Net derivative gains
    (losses).....................      --         --       --     --              --            --   563,864     (2,710,927)
   Policyholder benefits and
    claims.......................      --         --       --     --              --            --     7,131         70,390
  OCI............................    (150)      (511)     104     --             337            --       409       (120,058)
Purchases (3)....................      --         --   41,724     --              --        39,951   225,211             --
Sales (3)........................      --     (1,974)      --     --          (2,880)      (49,983)       --             --
Settlements (3)..................      --         --       --     --              --            --    (2,563)      (612,007)
Transfers into Level 3 (4).......      --      7,164       --     --              --            --        --             --
Transfers out of Level 3 (4).....      --         --       --     --              --            --   (74,710)            --
                                   ------    -------  -------  -----    ------------     ---------  --------    -----------
Balance, December 31,............  $2,533    $15,114  $41,724  $  --    $         --     $  39,967  $844,062    $(7,033,096)
                                   ======    =======  =======  =====    ============     =========  ========    ===========
Changes in unrealized gains
 (losses) included in net income
 (loss): (5)
  Net investment income..........  $   10    $     4  $  (104) $  --    $         --     $      15  $     --    $        --
  Net investment gains (losses)..  $   --    $     1  $    --  $  --    $       (292)    $      --  $     --    $        --
  Net derivative gains (losses)..  $   --    $    --  $    --  $  --    $         --     $      --  $566,325    $ 2,735,936
  Policyholder benefits and
   claims........................  $   --    $    --  $    --  $  --    $         --     $      --  $  7,131    $   108,678

--------

(1)Amortization of premium/accretion of discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses). Lapses associated with net embedded derivatives are included in net derivative gains (losses).

(2)Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

(3)The amount reported within purchases, sales, issuances and settlements is the purchase or issuance price and the sales or settlement proceeds based upon the actual date purchased or issued and sold or settled, respectively. Items purchased/issued and sold/settled in the same period are excluded from the rollforward. Fees attributed to embedded derivatives are included in settlements.

(4)Gains and losses, in net income (loss) and other comprehensive income
   (loss), are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(5)Changes in unrealized gains (losses) included in net income (loss) relate to assets and liabilities still held at the end of the respective periods.

(6)Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


FAIR VALUE OF FINANCIAL INSTRUMENTS CARRIED AT OTHER THAN FAIR VALUE

  The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income, the obligation to return cash collateral received (included in other liabilities on the balance sheets) and short-term investments that are not securities, such as time deposits, and therefore are not included in the three level hierarchy table disclosed in the "-- Recurring Fair Value Measurements" section. The estimated fair value of the excluded financial instruments, which are primarily classified in Level 2 and, to a lesser extent, in Level 1, approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. All remaining balance sheet amounts excluded from the table below are not considered financial instruments subject to this disclosure.

  The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

                                                                 DECEMBER 31, 2013
                                             ---------------------------------------------------------
                                                             FAIR VALUE HIERARCHY
                                              CARRYING  -----------------------------  TOTAL ESTIMATED
                                               VALUE    LEVEL 1  LEVEL 2     LEVEL 3     FAIR VALUE
                                             ---------- ------- ---------- ----------  ---------------
                                                                  (IN THOUSANDS)
ASSETS
Premiums, reinsurance and other receivables. $  228,140  $  --  $  224,672 $ (161,249)   $   63,423
LIABILITIES
Debt -- affiliated.......................... $  575,118  $  --  $  592,278 $       --    $  592,278
Other liabilities........................... $    3,836  $  --  $    3,836 $       --    $    3,836

                                                                 DECEMBER 31, 2012
                                             ---------------------------------------------------------
                                                             FAIR VALUE HIERARCHY
                                              CARRYING  -----------------------------  TOTAL ESTIMATED
                                               VALUE    LEVEL 1  LEVEL 2     LEVEL 3     FAIR VALUE
                                             ---------- ------- ---------- ----------  ---------------
                                                                  (IN THOUSANDS)
ASSETS
Premiums, reinsurance and other receivables. $  304,411  $  --  $  275,479 $  174,126    $  449,605
LIABILITIES
Debt -- affiliated.......................... $   75,118  $  --  $   82,174 $       --    $   82,174
Other liabilities........................... $       72  $  --  $       72 $       --    $       72

  The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

 PREMIUMS, REINSURANCE AND OTHER RECEIVABLES

   Premiums, reinsurance and other receivables are principally comprised of certain amounts recoverable under reinsurance agreements and amounts on deposit with financial institutions to facilitate daily settlements related to certain derivatives.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


   Premiums receivable and those amounts recoverable under reinsurance agreements determined to transfer significant risk are not financial instruments subject to disclosure and thus have been excluded from the amounts presented. Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been classified as Level 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

   The amounts on deposit for derivative settlements, classified within Level 2, essentially represent the equivalent of demand deposit balances and amounts due for securities sold are generally received over short periods such that the estimated fair value approximates carrying value.

 DEBT -- AFFILIATED

    The estimated fair value of debt is principally determined using market standard valuation methodologies. Valuations are based primarily on quoted prices in markets that are not active or using matrix pricing that use standard market observable inputs such as quoted prices in markets that are not active and observable yields and spreads in the market. Instruments valued using discounted cash flow methodologies use standard market observable inputs including market yield curve, duration, observable prices and spreads for similar publicly traded or privately traded issues.

 OTHER LIABILITIES

   Other liabilities consist primarily of interest payable. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which are not materially different from the carrying values.

8. DEBT -- AFFILIATED

  The table below presents information for the Company's long-term and short-term debt-affiliated outstanding at:

                                                             DECEMBER 31,
                                                         --------------------
                                  INTEREST RATE MATURITY    2013      2012
                                  ------------- -------- ---------- ---------
                                                            (IN THOUSANDS)
                                                         --------------------
   SHORT-TERM AND LONG-TERM DEBT
    Surplus note.................     6.798%      2014   $   75,118 $  75,118
    Senior notes.................     2.470%      2015      500,000        --
                                                         ---------- ---------
      Total debt-affiliated......                        $  575,118 $  75,118
                                                         ========== =========

  On October 15, 2013, the Company issued $500.0 million of guaranteed senior notes, Series A, to various affiliates, maturing in 2015 with an interest rate of 2.47%.

  On September 27, 2012, the Holding Company assumed $750.0 million of the Company's senior notes with interest rates of 6.440% and 5.330%, payable to an affiliate. In exchange for the assumption of senior notes, the

                       EXETER REASSURANCE COMPANY, LTD.

8. DEBT -- AFFILIATED (CONTINUED)

Company issued to the Holding Company 75,000 shares of Series A 7.69% non-cumulative perpetual preferred shares with a par value of $1 per share and a liquidity preference of $10,000 per share. The dividend is payable semi-annually. (See Note 9 for additional information on preferred stock).

  On December 19, 2012, the Holding Company assumed $1,250.0 million of the Company's senior notes with interest rates of 7.440%, 5.640% and 5.860%, payable to various affiliates. In exchange for the assumption of senior notes, the Company issued to the Holding Company 125,000 shares of Series A 7.75% non-cumulative perpetual preferred shares with a par value of $1 per share and a liquidity preference of $10,000 per share. The dividend is payable semi-annually. (See Note 9 for additional information on preferred stock).

  On July 15, 2011, the Company issued a $500.0 million guaranteed senior note, Series A, to various affiliates, maturing in 2021 with an interest rate of 5.64%.

  On December 16, 2011, the Company issued a $500.0 million guaranteed senior note, Series B, to various affiliates, maturing in 2021 with an interest rate of 5.86%.

  Interest expense related to the Company's indebtedness, included in other expenses, was $7.7 million, $112.6 million and $83.3 million for the years ended December 31, 2013, 2012 and 2011, respectively.

 LETTERS OF CREDIT

   The Company had access to certain letter of credit agreements totaling $5,450.0 million in letter of credit capacity from various banks, either directly with the bank or indirectly through letters of credit available to the Holding Company for the benefit of the Company and certain other affiliates of the Holding Company. At December 31, 2013, the Company had $802.0 million in outstanding letters of credit. The letters of credit were used to collateralize assumed liabilities.

  Letters of credit outstanding as of December 31, 2013 were as follows:

                                                                USED BY    USED BY    REMAINING
BORROWER(S)                       EXPIRATION       CAPACITY   THE COMPANY AFFILIATES   UNUSED
----------------------------- ------------------ ------------ ----------- ---------- ------------
                                                        (IN THOUSANDS)
Exeter.......................  December 2027 (1) $    650,000 $  600,000  $       -- $     50,000
Holding Company and MetLife
  Funding, Inc............... September 2017 (1)    1,000,000         --      59,000      941,000
Holding Company and MetLife
  Funding, Inc...............        August 2016    3,000,000      2,000     130,789    2,867,211
Exeter, Holding Company &
  Missouri Reinsurance, Inc..          June 2016      500,000         --     490,000       10,000
Holding Company..............        August 2014      300,000    200,000     100,000           --
                                                 ------------ ----------  ---------- ------------
 Total.......................                    $  5,450,000 $  802,000  $  779,789 $  3,868,211
                                                 ============ ==========  ========== ============

--------

(1)The Holding Company is a guarantor under this agreement.

9. STOCKHOLDER'S EQUITY

  Effective October 1, 2013 in conjunction with the Company's redomestication to Delaware the stockholder's equity was restructured.

                       EXETER REASSURANCE COMPANY, LTD.

9. STOCKHOLDER'S EQUITY (CONTINUED)

  Information regarding the restructure was as follows at:

                                                  DECEMBER 31,
                                              ---------------------
                                                 2013       2012
                                              ---------- ----------
            COMMON STOCK
            Shares authorized................ 13,875,000 14,125,000
            Shares issued.................... 13,466,000 13,466,000
            Shares outstanding............... 13,466,000 13,466,000
            Par value per share..............      $0.01      $1.00

                                                  DECEMBER 31,
                                              ---------------------
                                                 2013       2012
                                              ---------- ----------
            PREFERRED STOCK
            Shares authorized................    250,000    200,000
            Shares issued....................    200,000    200,000
            Shares outstanding...............    200,000    200,000
            Par value per share..............      $0.01      $1.00
            Liquidation preference per share.    $10,000    $10,000

PREFERRED STOCK

  On September 27, 2012, the Company issued to the Holding Company 75,000 shares of 7.69% Series A non-cumulative perpetual preferred stock in exchange for the assumption of $750.0 million of the Company's senior notes. See Note 8.

  On December 19, 2012, the Company issued to the Holding Company 125,000 shares of 7.75% Series A non-cumulative perpetual preferred stock in exchange for the assumption of $1,250.0 million of the Company's senior notes. See Note 8.

EQUITY

  Under Delaware Law, the Company is required to maintain minimum capital of $250 thousand. The Company was in compliance with this requirement at December 31, 2013.

  Under the Law, the Company was required to maintain net worth of $240 thousand. The Company was in compliance with this requirement at September 30, 2013 (prior to redomestication to Delaware) and December 31, 2012.

  During the year ended December 31, 2013, the Company received no capital contributions from the Holding Company. The Company received capital contributions of $800.0 million and $673.0 million in cash from the Holding Company during the years ended December 31, 2012 and 2011.

  During the years ended December 31, 2013, 2012 and 2011, the Holding Company paid and contributed, on the Company's behalf, $26.8 million, $33.4 million and $30.9 million, respectively, in the form of letter of credit fees.

                       EXETER REASSURANCE COMPANY, LTD.

9. STOCKHOLDER'S EQUITY (CONTINUED)


DIVIDEND RESTRICTIONS

  Under the strategic business plan of the company approved by the Delaware Insurance commissioner (the "Commissioner"), the company may not declare or pay dividend in any form to its parent without the approval of the Commissioner and in no event shall the Commissioner grant such approval if the dividend would result in the insolvency or impairment of the Company.

  The company paid non-cumulative perpetual preferred stock dividend to the Holding company of $132.5 million during the year ended December 31, 2013. The Company did not pay a dividend to the Holding Company during the years ended December 31, 2012 and 2011.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

  Information regarding changes in the balances of each component of AOCI, net of income tax, was as follows:

                                                       UNREALIZED      FOREIGN
                                                    INVESTMENT GAINS  CURRENCY
                                                    (LOSSES), NET OF TRANSLATION
                                                    RELATED OFFSETS  ADJUSTMENT     TOTAL
                                                    ---------------- ----------- -----------
                                                                 (IN THOUSANDS)
Balance at December 31, 2010.......................   $     3,341    $    39,291 $    42,632
OCI before reclassifications.......................        39,974       (15,751)      24,223
Income tax expense (benefit).......................      (13,991)             --    (13,991)
                                                      -----------    ----------- -----------
 OCI before reclassifications, net of income tax...        29,324         23,540      52,864
Amounts reclassified from AOCI.....................       (4,425)             --     (4,425)
Income tax expense (benefit).......................         1,549             --       1,549
                                                      -----------    ----------- -----------
 Amounts reclassified from AOCI, net of income tax.       (2,876)             --     (2,876)
                                                      -----------    ----------- -----------
Balance at December 31, 2011.......................        26,448         23,540      49,988
OCI before reclassifications.......................        29,412         13,028      42,440
Income tax expense (benefit).......................      (10,294)             --    (10,294)
                                                      -----------    ----------- -----------
 OCI before reclassifications, net of income tax...        45,566         36,568      82,134
Amounts reclassified from AOCI.....................       (4,395)             --     (4,395)
Income tax expense (benefit).......................         1,538             --       1,538
                                                      -----------    ----------- -----------
 Amounts reclassified from AOCI, net of income tax.       (2,857)             --     (2,857)
                                                      -----------    ----------- -----------
Balance at December 31, 2012.......................        42,709         36,568      79,277
OCI before reclassifications.......................      (54,557)         26,548    (28,009)
Income tax expense (benefit).......................        19,094             --      19,094
                                                      -----------    ----------- -----------
 OCI before reclassifications, net of income tax...         7,246         63,116      70,362
Amounts reclassified from AOCI.....................       (2,077)             --     (2,077)
Income tax expense (benefit).......................           727             --         727
                                                      -----------    ----------- -----------
 Amounts reclassified from AOCI, net of income tax.       (1,350)             --     (1,350)
                                                      -----------    ----------- -----------
Balance at December 31, 2013.......................   $     5,896    $    63,116 $    69,012
                                                      ===========    =========== ===========

                       EXETER REASSURANCE COMPANY, LTD.

9. STOCKHOLDER'S EQUITY (CONTINUED)


  Information regarding amounts reclassified out of each component of AOCI, was as follows:

                                                                                          STATEMENT OF OPERATIONS AND
AOCI COMPONENTS                                  AMOUNTS RECLASSIFIED FROM AOCI       COMPREHENSIVE INCOME (LOSS) LOCATION
------------------------------------------ ------------------------------------------ ------------------------------------
                                                    YEARS ENDED DECEMBER 31,
                                           ------------------------------------------
                                               2013          2012           2011
                                           ------------ -------------- --------------
                                                         (IN THOUSANDS)
Net unrealized investment gains (losses):
  Net unrealized investment gains
   (losses)............................... $      2,066 $        4,387 $        4,426 Other net investment gains (losses)
  Net unrealized investment gains
   (losses)...............................           11              8            (1) Net investment income
                                           ------------ -------------- --------------
   Net unrealized investment gains
    (losses), before income tax...........        2,077          4,395          4,425
   Income tax (expense) benefit...........        (727)        (1,538)        (1,549)
                                           ------------ -------------- --------------
   Net unrealized investment gains
    (losses), net income tax.............. $      1,350 $        2,857 $        2,876
                                           ============ ============== ==============
Total reclassification, net of income tax. $      1,350 $        2,857 $        2,876
                                           ============ ============== ==============

10. OTHER EXPENSES

  Information on other expenses was as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                  --------------------------------
                                                     2013       2012       2011
                                                  ---------- ---------- ----------
                                                           (IN THOUSANDS)
Commissions...................................... $   11,775 $   11,116 $    9,155
Volume-related costs.............................     26,816     33,524     30,929
Affiliated costs of reinsurance..................     72,517        297     12,073
Capitalization of DAC............................    (2,013)    (1,760)    (2,955)
Amortization of DAC..............................   (21,146)     43,204     31,527
Interest expense on debt and debt issuance costs.      7,714    112,646     83,296
Premium taxes, licenses & fees...................         25          9         34
Professional services............................        468        858         84
Other............................................      5,051      6,947      5,740
                                                  ---------- ---------- ----------
  Total other expenses........................... $  101,207 $  206,841 $  169,883
                                                  ========== ========== ==========

CAPITALIZATION AND AMORTIZATION OF DAC

  See Note 2 for additional information on DAC including impacts of capitalization and amortization.

AFFILIATED EXPENSES

  Commissions, volume-related costs and capitalization and amortization of DAC include the impact of affiliated reinsurance transactions.

  See Notes 4 and 8 for a discussion of affiliated expenses included in the table above.

INTEREST EXPENSE ON DEBT

  See Note 8 for attribution of interest expense by debt issuance.

                       EXETER REASSURANCE COMPANY, LTD.

11. INCOME TAX

  The provision for income tax was as follows:

                                                  YEARS ENDED DECEMBER 31,
                                            ------------------------------------
                                               2013         2012         2011
                                            ---------- -------------- ----------
                                                       (IN THOUSANDS)
Current:
 Federal................................... $(267,685) $    (363,174) $  273,521
 Foreign...................................         50             50         --
                                            ---------- -------------- ----------
                                             (267,635)      (363,124)    273,521
Deferred:
 Federal...................................    631,850    (1,092,375)  (179,444)
                                            ---------- -------------- ----------
Provision for income tax expense (benefit). $  364,215 $  (1,455,499) $   94,077
                                            ========== ============== ==========

  The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported was follows:

                                                 YEARS ENDED DECEMBER 31,
                                            -----------------------------------
                                               2013         2012        2011
                                            ---------- -------------- ---------
                                                      (IN THOUSANDS)
Tax provision at U.S. statutory rate....... $  362,691 $  (1,455,439) $  94,077
Tax effect of:
Other......................................      1,464             --        --
Tax exempt investment income...............         --           (60)        --
Prior year tax.............................         60             --        --
                                            ---------- -------------- ---------
Provision for income tax expense (benefit). $  364,215 $  (1,455,499) $  94,077
                                            ========== ============== =========

  Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

                                                       DECEMBER 31,
                                                 -------------------------
                                                     2013         2012
                                                 ------------ ------------
                                                      (IN THOUSANDS)
      Deferred income tax assets:
       Benefit, reinsurance and other reserves.. $    726,167 $  2,752,083
       Investments, including derivatives.......      821,544           --
       Net operating loss.......................       67,235           --
       Tax credits..............................          113           --
       Other....................................           --          753
                                                 ------------ ------------
                                                    1,615,059    2,752,836
                                                 ------------ ------------
      Deferred income tax liabilities:
       Net unrealized investment gains..........        3,176       22,997
       DAC......................................       35,280       33,288
       Investments, including derivatives.......           --      429,480
       Other....................................       47,139           --
                                                 ------------ ------------
                                                       85,595      485,765
                                                 ------------ ------------
      Net deferred income tax asset (liability). $  1,529,464 $  2,267,071
                                                 ============ ============

                       EXETER REASSURANCE COMPANY, LTD.

11. INCOME TAX (CONTINUED)


  Domestic net operating carryforwards of $192,099 thousand at December 31, 2013 will expire beginning in 2028. Tax credit carryforwards of $113 thousand at December 31, 2013 will expire beginning in 2022.

  The lack of a valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset will be realizable. In 2013, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize gross deferred tax assets. Accordingly, the Company has not recorded a valuation allowance against its gross deferred tax assets. The Company has determined that a valuation allowance against its deferred tax assets is not appropriate as of the year ended December 31, 2012.

  Prior to October 1, 2013, the Company was registered as an exempted company pursuant to the Companies Law of the Cayman Islands. No local income, profits or capital gains taxes are levied in the Cayman Islands at the current time. As a result, no provision for such taxes is recorded by the Company.

  Prior to the re-domestication, the Company made an election to be treated as an U.S. Domestic entity under Internal Revenue Code Section ("Sec.") 953(d). The election under Sec. 953(d) is valid through December 31, 2013. The Company joins with the Holding Company and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provision of the Code. Pursuant to this tax sharing agreement, the amount due from the Holding Company was $196.6 million and $261.7 million at December 31, 2013 and 2012, respectively.

  The Company files income tax returns with the U.S. federal government and is under continuous examination by the Internal Revenue Service. The Company is no longer subject to U.S. federal income tax examinations for years prior to 2003, with the exception of the period October 31, 2000 through December 31, 2000. The IRS audit cycle for the years 2003 through 2006, which began in April 2010, is expected to conclude in 2014. It is not expected to have a material impact on the financial statements. As of December 31, 2013, the Company had no liability for unrecognized tax benefits.

12. CONTINGENCIES AND COMMITMENTS

  There is no pending or threatened litigation, claim or assessment against the Company that would constitute a material loss contingency.

  Various litigation, claims or assessments against the Company may arise in the ordinary course of the Company's business. Liabilities for litigations, claims or assessments are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company regularly reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's financial statements. Based on information currently known by the Company's management, in its opinion, there are no current legal proceedings, likely to have such an effect. However, it is possible that an adverse outcome in a litigation matter, should such a litigation matter arise in the future, could have a material effect on the Company's net income or cash flows.

                       EXETER REASSURANCE COMPANY, LTD.

13. OTHER RELATED PARTY TRANSACTIONS

  The Company had net payables to affiliates of $593 thousand and $877 thousand at December 31, 2013 and 2012, respectively. These payables exclude affiliated reinsurance balances discussed in Note 4 and affiliated debt balances discussed in Note 8.

  See Note 5 for additional related party transactions.

14. SUBSEQUENT EVENTS

  In anticipation of the Mergers, certain risks formerly reinsured by Exeter were re-directed to affiliates through various forms of transactions. For certain risks that were re-directed in October 2014 and November 2014, the agreement terms included that the initial settlement amounts were to be based upon the reinsurance balances at September 30, 2014. The estimated impacts of these transactions to Exeter were a decrease in cash and invested assets of $2.6 billion, a decrease in future policy benefits of $500 million, a decrease in policyholder account balances of $1.2 billion and a decrease in other policy-related balances of $800 million. Also as a result of these transactions, Exeter recorded an estimated net loss of $100 million during the fourth quarter of 2014. These estimated amounts will be adjusted to actual settlement amounts by January 2015, in accordance with the applicable reinsurance recapture agreements' terms. The Company expects to enter into another affiliated reinsurance transaction on or around November 10, 2014. The estimated impacts, based upon the account balances at September 30, 2014, are a decrease in cash and invested assets of $400 million, a decrease in future policy benefits of $500 million, offset by an increase in other policy-related balances of $100 million. It is likely that the final settlement amounts of these reinsurance transactions, that will consider additional available information, will differ from the estimated amounts and it is possible the differences may be material.

                       METLIFE INVESTORS INSURANCE COMPANY
                 METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                    SUPPLEMENT DATED NOVEMBER 9, 2009 TO THE
                       STATEMENT OF ADDITIONAL INFORMATION
                             DATED NOVEMBER 9, 2006

I. COMBINATION OF SEPARATE ACCOUNTS

Effective November 9, 2009, MetLife Investors Insurance Company ("we", "us" or the "Company") combined MetLife Investors Variable Annuity Account Five (the "Former Separate Account") with and into MetLife Investors Variable Annuity Account One (the "Separate Account"). The Separate Account was established on February 24, 1987 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN THE STATEMENT OF ADDITIONAL INFORMATION TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

If you have any questions, please contact us at 1-800-709-2811.

II. INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following replaces the "EXPERT" section in its entirety:

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the Sub-Accounts of MetLife Investors Variable Annuity Account One and MetLife Investors Variable Annuity Account Five included in this Statement of Additional Information Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The financial statements of MetLife Investors Insurance Company (the "Company") included in this Statement of Additional Information Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Company changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for income taxes as required by accounting guidance adopted on January 1, 2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.


                                                                SUPP-SAIAC51109A

The consolidated financial statements of General American Life Insurance Company and subsidiaries (the "Guarantor") included in this Statement of Additional Information Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Guarantor changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The consolidated financial statements and financial statement schedules included in MetLife, Inc. and subsidiaries' ("MetLife's") Current Report on Form 8-K dated June 12, 2009, incorporated by reference in this Statement of Additional Information and the effectiveness of MetLife's internal control over financial reporting for the year ended December 31, 2008 included in the Annual Report on Form 10-K incorporated by reference herein, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which (1) express an unqualified opinion on the consolidated financial statements and financial statement schedules and include an explanatory paragraph regarding changes in MetLife's method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007, and (2) express an unqualified opinion on MetLife's effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


III. COMPANY

The paragraph appearing in the COMPANY section, relating to membership in the Insurance Marketplace Standards Association, is hereby deleted.

IV. ADDITIONAL INFORMATION

As noted in the COMPANY section of the Statement of Additional Information, MetLife, Inc. has entered into a net worth maintenance agreement with the Company. As permitted by Securities and Exchange Commission ("SEC") rules, we are incorporating into the Statement of Additional Information the following documents which have been filed with the SEC, which means these documents are legally part of the Statement of Additional Information:

(i) The consolidated financial statements and financial schedules from MetLife, Inc. and subsidiaries Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov;
           -----------

(ii) the unaudited interim condensed consolidated financial statements (including notes thereto) included in MetLife's Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed on May 7, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.;

(iii) the unaudited interim condensed consolidated financial statements (including notes thereto) included in MetLife's Quarterly Report on Form 10-Q for the period ended June 30, 2009, filed on August 4, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.;

(iv) MetLife's Current Report on Form 8-K filed with the SEC on June 12, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov;

(v) MetLife's Current Reports on Form 8-K filed with the SEC on October 29, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.


You should only consider MetLife, Inc.'s financial statements (including notes and financial statement schedules thereto) and other financial information that we have incorporated by reference as noted above, as bearing on the ability of MetLife, Inc. to meet its obligations under the net worth maintenance agreement.

        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                      STATEMENT OF ADDITIONAL INFORMATION


                 INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT

                                   ISSUED BY


                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE


                                      AND


                      METLIFE INVESTORS INSURANCE COMPANY


                                    CLASS A

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED NOVEMBER 9, 2006, FOR THE INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT THAT IS DESCRIBED HEREIN.


THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS WRITE US AT: P.O. BOX 10366, DES MOINES, IOWA 50306-0366, OR CALL (800) 343-8496.


THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED NOVEMBER 9, 2006.


SAI-1106CAA

TABLE OF CONTENTS                                                         PAGE


COMPANY .....................................................       2
EXPERTS .....................................................       2
CUSTODIAN ...................................................       3
DISTRIBUTION ................................................       3
CALCULATION OF PERFORMANCE INFORMATION ......................       4
     Total Return ...........................................       4
     Historical Unit Values .................................       5
     Reporting Agencies .....................................       5
ANNUITY PROVISIONS ..........................................       5
     Variable Annuity .......................................       5
     Fixed Annuity ..........................................       7
     Mortality and Expense Guarantee ........................       7
     Legal or Regulatory Restrictions on Transactions .......       7
TAX STATUS OF THE CONTRACTS .................................       7
CONDENSED FINANCIAL INFORMATION .............................       9
FINANCIAL STATEMENTS ........................................      37

COMPANY

MetLife Investors Insurance Company (MetLife Investors or the Company) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company, which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Services Life Insurance Company changed its name to MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc. (MetLife), the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, MetLife Investors became a direct subsidiary of MetLife. MetLife, through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.


Before November 9, 2006, all contracts were issued by MetLife Investors Insurance Company of California (MetLife Investors of California), a subsidiary of MetLife Investors, which in turn is a direct subsidiary of MetLife, Inc. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger. Upon consummation of the merger, MetLife Investors of California's separate corporate existence ceased operation by law, and MetLife Investors assumed legal ownership of all the assets of MetLife Investors of California, including MetLife Investors Variable Annuity Account Five and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors of California's liabilities and obligations, including those created under contracts initially issued by MetLife Investors of California and outstanding on the date of the merger. Such contracts have thereby become variable contracts funded by a separate account of MetLife Investors, and each contract owner has become a contract owner of MetLife Investors.


On December 31, 2002, MetLife entered into a net worth maintenance agreement with MetLife Investors. Under the agreement, MetLife agreed, without limitation as to the amount, to cause MetLife Investors to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2005, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels. MetLife and MetLife Investors entered into the agreement in part to enhance and maintain the financial strength of MetLife Investors as set forth in the agreement. Creditors of MetLife Investors (including its policyholders) have certain rights under the agreement to enforce the provisions of the agreement through certain state insurance regulators. However, the agreement provides, among other things, that it does not provide any creditor of MetLife Investors with recourse to or against any of the assets of MetLife. MetLife has the right to terminate the agreement upon thirty days written notice to MetLife Investors. MetLife has agreed not to terminate the agreement unless one of certain designated events occur, including if the Company attains a financial strength rating from Moody's Investors Service, Inc. without giving weight to the support of the agreement, that is the same as or better than its rating of such rating agency with such support.


General American Life Insurance Company has entered into a contingent reinsurance agreement with MetLife Investors. Under this agreement, in the event that MetLife Investors' statutory capital and surplus fall below certain levels, General American Life Insurance Company would assume as assumption reinsurance, subject to regulatory approvals and required consents, all of MetLife Investors' life insurance and annuity contracts. At December 31, 2005, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels.


We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.


We are a member of the Insurance Marketplace Standards Association (IMSA). Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.




EXPERTS

The consolidated financial statements of MetLife Investors Insurance Company included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for certain non-traditional long duration contracts and separate accounts as required by new accounting guidance which became effective on January 1, 2004), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 E. Kennedy Boulevard, Tampa, Florida 33602.


The financial statements of the sub-accounts of MetLife Investors Variable Annuity Account Five included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 100 South 4th Street, St. Louis, Missouri 63102.


The consolidated financial statements of General American Life Insurance Company included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for certain non-traditional long duration contracts and separate accounts, and for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on January 1, 2004 and October 1, 2003, respectively), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 E. Kennedy Boulevard, Tampa, Florida 33602.




CUSTODIAN

MetLife Investors Insurance Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614, is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and handles the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.


DISTRIBUTION

Information about the distribution of the contracts is contained in the prospectus. (See "Other Information.") Additional information is provided below.


The contracts are offered to the public on a continuous basis. We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering.


MetLife Investors Distribution Company ("Distributor") serves as principal underwriter for the contracts. Distributor is a Missouri corporation and its home office is located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. In December 2004, MetLife Investors Distribution Company, which was then a Delaware corporation, was merged into General American Distributors, Inc., and the name of the surviving corporation was changed to MetLife Investors Distribution Company. Distributor is an indirect, wholly-owned subsidiary of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of NASD, Inc. Distributor is not a member of the Securities Investor Protection Corporation. Distributor has entered into selling agreements with other broker-dealers ("selling firms") and compensates them for their services.



Distributor (including its predecessor) received sales compensation with respect to all contracts issued from the Separate Account in the following amounts during the periods indicated:




                                                 Aggregate Amount of
                                                 Commissions Retained
                     Aggregate Amount of         by Distributor After
                     Commissions Paid to         Payments to Selling
Fiscal year              Distributor                    Firms
-------------       ---------------------       ---------------------
2003                $11,225,106                 $0
2004                $ 9,014,241                 $0
2005                $ 7,986,011                 $0

Distributor passes through commissions to selling firms for their sales. In addition we pay compensation to Distributor to offset its expenses, including compensation costs, marketing and distribution expenses, advertising, wholesaling, printing, and other expenses of distributing the contracts.

As noted in the prospectus, we and Distributor pay compensation to all selling firms in the form of commissions and certain types of non-cash compensation. We and Distributor may pay additional compensation to selected firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. The terms of any particular agreement governing compensation may vary among selling firms and the amount may be significant. The amount of additional compensation (non-commission amounts) paid to selected selling firms during 2005 ranged from $4,122,607 to $1,000. The amount of commissions paid to selected selling firms during 2005 ranged from $26,272,688 to $0. The amount of total compensation (includes non-commission and commission amounts) paid to selected selling firms during 2005 ranged from $30,302,543 to $1,000. For purposes of calculating such amounts, the amount of compensation received by a selling firm may include additional compensation received by the firm for the sale of insurance products issued by our affiliates within the MetLife Investors group of companies (First MetLife Investors Insurance Company, MetLife Investors USA Insurance
Company and MetLife Investors Insurance Company of California).


The following list sets forth the names of selling firms that received additional compensation in 2005 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the contracts). The selling firms are listed in alphabetical order.


A.G. Edwards & Sons, Inc.
Commonwealth
Edward Jones
Firstar Investments
HSBC Brokerage
J.J.B Hilliard, W.L. Lyons, Inc.
Linsco Private Ledger
RBC Dain Rauscher, Inc.
Stifer, Nicolaus & Co., Incorporated
UBS Financial Services
Vision Investment Services
Wachovia Securities, LLC


There are other broker dealers who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.


CALCULATION OF PERFORMANCE INFORMATION


TOTAL RETURN


From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an accumulation unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the accumulation unit value at the beginning of the period.


Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the separate account product charges (including death benefit rider charges), the expenses for the underlying investment portfolio being advertised, and any applicable account fee, GMIB or GWB rider charge, and/or sales charge. For purposes of calculating performance information, the GWB rider charge is reflected as a percentage of account value. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.


The hypothetical value of a contract purchased for the time periods described in the advertisement will be determined by using the actual accumulation unit values for an initial $1,000 purchase payment, and deducting any applicable account fee and any applicable sales charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:


  P (1 + T)n = ERV


Where:


  P = a hypothetical initial payment of $1,000


  T = average annual total return


  n = number of years


  ERV =  ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods used.


The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of sales charge, GMIB or GWB rider charge. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.


Owners should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what the total return may be in any future period.



HISTORICAL UNIT VALUES


The Company may also show historical accumulation unit values in certain advertisements containing illustrations. These illustrations will be based on actual accumulation unit values.


In addition, the Company may distribute sales literature which compares the percentage change in accumulation unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.



REPORTING AGENCIES


The Company may also distribute sales literature which compares the performance of the accumulation unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.


The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of thousands of investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.


The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.


Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.




ANNUITY PROVISIONS


VARIABLE ANNUITY


A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount in proportion to the amount that the net investment factor exceeds the assumed investment return selected.


The Adjusted Contract Value (contract value, less any applicable premium taxes, account fee, and prorated GMIB or GWB rider charge, if any) will be applied to the applicable Annuity Table to determine the first annuity payment. The Adjusted Contract Value is determined on the annuity calculation date, which is a business day no more than five (5) business days before the annuity date. The dollar amount of the first variable annuity payment is determined as follows:
The first variable annuity payment will be based upon the annuity option elected, the annuitant's age and sex, and the appropriate variable annuity option table. If, as of the annuity calculation date, the then current variable annuity option rates applicable to this class of contracts provide a first annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made.


The dollar amount of variable annuity payments after the first payment is determined as follows:


1. the dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each applicable investment portfolio as of the annuity calculation date. This establishes the number of annuity units for each monthly payment. The number of annuity units for each applicable investment portfolio remains fixed during the annuity period, unless you transfer values from the investment portfolio to another investment portfolio;

2. the fixed number of annuity units per payment in each investment portfolio is multiplied by the annuity unit value for that investment portfolio for the business day for which the annuity payment is being calculated. This result is the dollar amount of the payment for each applicable investment portfolio, less any account fee. The account fee will be deducted pro rata out of each annuity payment.

The total dollar amount of each variable annuity payment is the sum of all investment portfolio variable annuity payments.


ANNUITY UNIT - The initial annuity unit value for each investment portfolio of the Separate Account was set by us.


The subsequent annuity unit value for each investment portfolio is determined by multiplying the annuity unit value for the immediately preceding business day by the net investment factor for the investment portfolio for the current business day and multiplying the result by a factor for each day since the last business day which offsets the assumed investment return used to develop the variable annuity tables.


(1) the dollar amount of the first annuity payment is divided by the value of an annuity unit as of the annuity date. This establishes the number of annuity units for each monthly payment. The number of annuity units remains fixed during the annuity payment period.


(2) the fixed number of annuity units is multiplied by the annuity unit value for the last valuation period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.


NET INVESTMENT FACTOR - The net investment factor for each investment portfolio is determined by dividing A by B and multiplying by (1-C) where:


A is (i)    the net asset value per share of the portfolio at the end of the current business day; plus

      (ii) any dividend or capital gains per share declared on behalf of such portfolio that has an ex-dividend date as of the current business day.

B is     the net asset value per share of the portfolio for the immediately preceding business day.

C is (i)    the separate account product charges and for each day since the last business day. The daily charge is equal to the annual separate account product charges divided by 365; plus

      (ii) a charge factor, if any, for any taxes or any tax reserve we have established as a result of the operation of the Separate Account.

Transfers During the Annuity Phase:


o  You may not make a transfer from the fixed account to the Separate Account;

o Transfers among the subaccounts will be made by converting the number of annuity units being transferred to the number of annuity units of the subaccount to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units; and

o You may make a transfer from the variable annuity option to the fixed annuity option. The amount transferred from a subaccount of the Separate Account will be equal to the product of "(a)" multiplied by "(b)" multiplied by "(c)", where (a) is the number of annuity units representing your interest in the subaccount per annuity payment; (b) is the annuity unit value for the subaccount; and (c) is the present value of $1.00 per payment period for the remaining annuity benefit period based on the attained age of the annuitant at the time of transfer, calculated using the same actuarial basis as the variable annuity rates applied on the annuity date for the annuity option elected. Amounts transferred to the fixed annuity option will be applied under the annuity option elected at the attained age of the annuitant at the time of the transfer using the fixed annuity option table. If at the time of transfer, the then current fixed annuity option rates applicable to this class of contracts provide a greater payment, the greater payment will be made. All amounts and annuity unit values will be determined as of the end of the business day on which the Company receives a notice.


FIXED ANNUITY


A fixed annuity is a series of payments made during the annuity phase which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The Adjusted Contract Value on the day immediately preceding the annuity date will be used to determine the fixed annuity monthly payment. The first monthly annuity payment will be based upon the annuity option elected and the appropriate annuity option table.



MORTALITY AND EXPENSE GUARANTEE


The Company guarantees that the dollar amount of each annuity payment after the first annuity payment will not be affected by variations in mortality or expense experience.



LEGAL OR REGULATORY RESTRICTIONS ON TRANSACTIONS


If mandated under applicable law, the Company may be required to reject a premium payment. The Company may also be required to block a contract owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, death benefits or continue making annuity payments until instructions are received from the appropriate regulator.




TAX STATUS OF THE CONTRACTS

Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.


REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code generally requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract (or on the death of, or change in, any primary annuitant where the contract is owned by a non-natural person). Specifically, Section 72(s) requires that: (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.


The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.


Other rules may apply to Qualified Contracts.


MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS. Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for 5% or more owners). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e., determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements;

therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.


Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your tax adviser as to how these rules affect your contract.


MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH. Upon the death of the contract owner and/or annuitant of a Qualified Contract, the funds remaining in the contract must be completely withdrawn within 5 years from the date of death (including in a single lump sum) or minimum distributions may be taken over the life expectancy of the individual beneficiaries (and in certain situations, trusts for individuals), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply in the case of an IRA where the beneficiary is the surviving spouse which allow the spouse to assume the contract as owner. Alternative rules permit a spousal beneficiary under a qualified contract, including an IRA, to defer the minimum distribution requirements until the end of the year in which the deceased spouse would have attained age 70 1/2 or to rollover the death proceeds to his or her own IRA or to another eligible retirement plan in which he or she participates.

CONDENSED FINANCIAL INFORMATION

The following charts list the Condensed Financial Information (the accumulation unit value information for the accumulation units outstanding) for contracts issued as of December 31, 2005. See "Purchase - Accumulation Units" in the prospectus for information on how accumulation unit values are calculated. The charts present accumulation unit values based upon which riders you select. The charts are in addition to the charts in the prospectus.


Class A

                                  1.00% SEPARATE ACCOUNT PRODUCT CHARGES
                     ACCUMULATION
                         UNIT
                        VALUE                                  NUMBER OF
                          AT             ACCUMULATION         ACCUMULATION
                      BEGINNING         UNIT VALUE AT            UNITS
                          OF                END OF           OUTSTANDING AT
                        PERIOD              PERIOD           END OF PERIOD
                    -------------      ---------------      ---------------
AIM VARIABLE INSURANCE FUNDS
AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  05/14/2001              to           12/31/2001              12.551005          11.211653       7.9675
  01/01/2002              to           12/31/2002              11.211653           8.396437       7.9675
  01/01/2003              to           12/31/2003               8.396437          10.766938       0.0000
  01/01/2004              to           12/31/2004              10.766938          11.365819       0.0000
  01/01/2005              to           12/31/2005              11.365819          12.247363       0.0000
============        =============      ==========              =========          =========       ======
AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  05/14/2001              to           12/31/2001              11.001105           9.577854       9.0900
  01/01/2002              to           12/31/2002               9.577854           7.996152       9.0900
  01/01/2003              to           12/31/2003               7.996152          10.217395       0.0000
  01/01/2004              to           12/31/2004              10.217395          12.543717       0.0000
  01/01/2005              to           12/31/2005              12.543717          14.645805       0.0000
============        =============      ==========              =========          =========       ======
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
  05/14/2001              to           12/31/2001              10.033806           8.940798       9.9663
  01/01/2002              to           12/31/2002               8.940798           7.208702       9.9663
  01/01/2003              to           12/31/2003               7.208702           9.436057       0.0000
  01/01/2004              to           12/31/2004               9.436057          11.072860       0.0000
  01/01/2005              to           12/31/2005              11.072860          12.077799       0.0000
============        =============      ==========              =========          =========       ======
TEMPLETON GROWTH SECURITIES SUB-ACCOUNT (CLASS 2)
  05/14/2001              to           12/31/2001              13.265252          12.980355       7.5385
  01/01/2002              to           12/31/2002              12.980355          10.475037       7.5385
  01/01/2003              to           12/31/2003              10.475037          13.703613       0.0000
  01/01/2004              to           12/31/2004              13.703613          15.741194       0.0000
  01/01/2005              to           12/31/2005              15.741194          16.966367       0.0000
============        =============      ==========              =========          =========       ======

                                    1.00% SEPARATE ACCOUNT PRODUCT CHARGES
                     ACCUMULATION
                         UNIT
                        VALUE                                  NUMBER OF
                          AT             ACCUMULATION         ACCUMULATION
                      BEGINNING         UNIT VALUE AT            UNITS
                          OF                END OF           OUTSTANDING AT
                        PERIOD              PERIOD           END OF PERIOD
                    -------------      ---------------      ---------------
MET INVESTORS SERIES TRUST
J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  05/14/2001              to           12/31/2001              18.791335          17.184263            0.0000
  01/01/2002              to           12/31/2002              17.184263          12.739890        1,545.3760
  01/01/2003              to           04/24/2003              12.739890          13.250317            0.0000
============        =============      ==========              =========          =========        ==========
J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  05/14/2001              to           12/31/2001              11.988474          10.539643            0.0000
  01/01/2002              to           12/31/2002              10.539643           8.711573            0.0000
  01/01/2003              to           04/25/2003               8.711573           8.474969            0.0000
============        =============      ==========              =========          =========        ==========
J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  05/14/2001              to           12/31/2001              12.960852          13.436036            7.7155
  01/01/2002              to           12/31/2002              13.436036          14.445476            7.7155
  01/01/2003              to           12/31/2003              14.445476          14.839176          272.3484
  01/01/2004              to           11/19/2004              14.839176          15.280414          194.0023
============        =============      ==========              =========          =========        ==========
J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  05/14/2001              to           12/31/2001              16.568252          15.758140            6.0356
  01/01/2002              to           12/31/2002              15.758140          11.571984            6.0356
  01/01/2003              to           12/31/2003              11.571984          15.260561          144.0100
  01/01/2004              to           11/19/2004              15.260561          16.488384          422.4945
============        =============      ==========              =========          =========        ==========
LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
  05/01/2003              to           12/31/2003              10.000000          12.024939          184.3410
  01/01/2004              to           12/31/2004              12.024939          14.016049        2,048.6852
  01/01/2005              to           12/31/2005              14.016049          14.424919        2,595.2365
============        =============      ==========              =========          =========        ==========
LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  05/14/2001              to           12/31/2001              14.172145          14.013910          496.4611
  01/01/2002              to           12/31/2002              14.013910          13.794924        8,344.1590
  01/01/2003              to           12/31/2003              13.794924          16.274293        8,871.8009
  01/01/2004              to           12/31/2004              16.274293          17.427746        8,006.9335
  01/01/2005              to           12/31/2005              17.427746          17.512482        6,593.1487
============        =============      ==========              =========          =========        ==========
LORD ABBETT DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  05/14/2001              to           12/31/2001              10.420103          10.634179            0.0000
  01/01/2002              to           12/31/2002              10.634179           7.460700        1,097.8610
  01/01/2003              to           04/25/2003               7.460700           7.585393          798.0072
============        =============      ==========              =========          =========        ==========
LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004              to           12/31/2004              45.986929          51.167756            0.0000
  01/01/2005              to           12/31/2005              51.167756          52.522328            0.0000
============        =============      ==========              =========          =========        ==========

                                    1.00% SEPARATE ACCOUNT PRODUCT CHARGES
                     ACCUMULATION
                         UNIT
                        VALUE                                  NUMBER OF
                          AT             ACCUMULATION         ACCUMULATION
                      BEGINNING         UNIT VALUE AT            UNITS
                          OF                END OF           OUTSTANDING AT
                        PERIOD              PERIOD           END OF PERIOD
                    -------------      ---------------      ---------------
LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
 (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES I))
  05/14/2001              to           12/31/2001              13.458643          12.184389            7.4302
  01/01/2002              to           12/31/2002              12.184389           8.412857            7.4302
  01/01/2003              to           12/31/2003               8.412857          10.418174            0.0000
  01/01/2004              to           04/30/2004              10.418174          10.240268            0.0000
============        =============      ==========              =========          =========            ======
LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  05/14/2001              to           12/31/2001              43.048356          41.497891          606.9680
  01/01/2002              to           12/31/2002              41.497891          33.640569        7,414.8060
  01/01/2003              to           12/31/2003              33.640569          43.541625        7,184.1028
  01/01/2004              to           12/31/2004              43.541625          48.558997        7,364.0095
  01/01/2005              to           12/31/2005              48.558997          49.707819        7,240.9518
============        =============      ==========              =========          =========        ==========
LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
 (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
  05/01/2002              to           12/31/2002              10.874966           8.394956            9.1954
  01/01/2003              to           12/31/2003               8.394956          10.375204            0.0000
  01/01/2004              to           04/30/2004              10.375204          10.187124            0.0000
============        =============      ==========              =========          =========        ==========
LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
 (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
  05/01/2002              to           12/31/2002              12.592376          10.666070        2,794.6291
  01/01/2003              to           12/31/2003              10.666070          13.215628            0.0000
  01/01/2004              to           04/30/2004              13.215628          13.446509            0.0000
============        =============      ==========              =========          =========        ==========
LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  05/14/2001              to           12/31/2001               9.396214           8.841840           10.6426
  01/01/2002              to           12/31/2002               8.841840           6.616730        3,481.1953
  01/01/2003              to           12/31/2003               6.616730           8.889917        6,124.9227
  01/01/2004              to           12/31/2004               8.889917           9.896570        6,709.6583
  01/01/2005              to           12/31/2005               9.896570          10.247254        6,556.6812
============        =============      ==========              =========          =========        ==========
LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  05/14/2001              to           12/31/2001              16.601676          17.502028          213.4518
  01/01/2002              to           12/31/2002              17.502028          15.667287        3,186.0835
  01/01/2003              to           12/31/2003              15.667287          19.525481        3,692.5731
  01/01/2004              to           12/31/2004              19.525481          24.067397        4,564.9765
  01/01/2005              to           12/31/2005              24.067397          25.746048        4,930.2416
============        =============      ==========              =========          =========        ==========

                                    1.00% SEPARATE ACCOUNT PRODUCT CHARGES
                     ACCUMULATION
                         UNIT
                        VALUE                                  NUMBER OF
                          AT             ACCUMULATION         ACCUMULATION
                      BEGINNING         UNIT VALUE AT            UNITS
                          OF                END OF           OUTSTANDING AT
                        PERIOD              PERIOD           END OF PERIOD
                    -------------      ---------------      ---------------
MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  05/01/2002              to           12/31/2002               8.558776           7.308830           11.6839
  01/01/2003              to           12/31/2003               7.308830           9.554814            0.0000
  01/01/2004              to           12/31/2004               9.554814          11.309751        2,219.2772
  01/01/2005              to           12/31/2005              11.309751          13.036397        2,214.5421
============        =============      ==========              =========          =========        ==========
MONEY MARKET SUB-ACCOUNT (CLASS B)
  05/14/2001              to           12/31/2001              10.074364          10.180132            9.9262
  01/01/2002              to           12/31/2002              10.180132          10.189322            9.9262
  01/01/2003              to           12/31/2003              10.189322          10.131745            0.0000
  01/01/2004              to           12/31/2004              10.131745          10.094988            0.0000
  01/01/2005              to           04/30/2005              10.094988          10.121382            0.0000
============        =============      ==========              =========          =========        ==========
OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  05/01/2005              to           12/31/2005               8.083026           8.799962            0.0000
============        =============      ==========              =========          =========        ==========
PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2004              to           12/31/2004              11.817006          12.281046          242.1608
  01/01/2005              to           12/31/2005              12.281046          12.432473          354.2771
============        =============      ==========              =========          =========        ==========
PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
 (FORMERLY TEMPLETON GLOBAL INCOME SECURITIES SUB-ACCOUNT (CLASS 2))
  05/14/2001              to           12/31/2001               9.618067          10.170063           10.3971
  01/01/2002              to           12/31/2002              10.170063          12.198301           10.3971
  01/01/2003              to           12/31/2003              12.198301          14.786746            0.0000
  01/01/2004              to           04/30/2004              14.786746          14.413248            0.0000
============        =============      ==========              =========          =========        ==========
MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  05/14/2001              to           12/31/2001              14.654073          14.297617            6.8240
  01/01/2002              to           12/31/2002              14.297617          11.155586            6.8240
  01/01/2003              to           12/31/2003              11.155586          14.167897            0.0000
  01/01/2004              to           12/31/2004              14.167897          16.597351            0.0000
  01/01/2005              to           12/31/2005              16.597351          18.040799            0.0000
============        =============      ==========              =========          =========        ==========
T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004              to           12/31/2004              11.414748          12.402078          353.9424
  01/01/2005              to           12/31/2005              12.402078          13.055956            0.0000
============        =============      ==========              =========          =========        ==========
T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY FRANKLIN LARGE CAP GROWTH SECURITIES SUB-ACCOUNT (CLASS 2))
  05/14/2001              to           12/31/2001              14.996403          13.339126            6.6683
  01/01/2002              to           12/31/2002              13.339126          10.143926            6.6683
  01/01/2003              to           12/31/2003              10.143926          12.749258          301.6873
  01/01/2004              to           04/30/2004              12.749258          12.780732          310.2504
============        =============      ==========              =========          =========        ==========

                           1.00% SEPARATE ACCOUNT PRODUCT CHARGES
                                                           ACCUMULATION
                                                               UNIT
                                                              VALUE
                                                                AT             ACCUMULATION
                                                            BEGINNING         UNIT VALUE AT
                                                                OF                END OF
                                                              PERIOD              PERIOD
                                                          -------------      ---------------
T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2002                                                   to           12/31/2002
   01/01/2003                                                   to           12/31/2003
   01/01/2004                                                   to           12/31/2004
   01/01/2005                                                   to           12/31/2005
=============                                             =============      ==========
T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                   to           12/31/2004
   01/01/2005                                                   to           12/31/2005
=============                                             =============      ==========
T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   05/14/2001                                                   to           12/31/2001
   01/01/2002                                                   to           12/31/2002
   01/01/2003                                                   to           12/31/2003
   01/01/2004                                                   to           04/30/2004
=============                                             =============      ==========
VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                   to           12/31/2005
=============                                             =============      ==========
METROPOLITAN SERIES FUND, INC.
BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                   to           12/31/2005
=============                                             =============      ==========
BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
 (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                   to           12/31/2005
=============                                             =============      ==========
CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                   to           12/31/2002
   01/01/2003                                                   to           12/31/2003
   01/01/2004                                                   to           12/31/2004
   01/01/2005                                                   to           12/31/2005
=============                                             =============      ==========
DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2002                                                   to           12/31/2002
   01/01/2003                                                   to           12/31/2003
   01/01/2004                                                   to           12/31/2004
   01/01/2005                                                   to           12/31/2005
=============                                             =============      ==========



                                                             NUMBER OF
                                                            ACCUMULATION
                                                               UNITS
                                                           OUTSTANDING AT
                                                           END OF PERIOD
                                                          ---------------
T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2002                                                 6.546903           4.557481           15.2744
   01/01/2003                                                 4.557481           6.165371            0.0000
   01/01/2004                                                 6.165371           7.191797            0.0000
   01/01/2005                                                 7.191797           8.161916            0.0000
=============                                                 ========           ========           =======
T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                12.742071          13.620605            0.0000
   01/01/2005                                                13.620605          14.930427            0.0000
=============                                                =========          =========           =======
T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   05/14/2001                                                11.202283          12.229092            7.7977
   01/01/2002                                                12.229092           8.634454            7.7977
   01/01/2003                                                 8.634454          11.732557            0.0000
   01/01/2004                                                11.732557          11.969166            0.0000
=============                                                =========          =========           =======
VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                 9.999178          10.504047          136.2552
=============                                                =========          =========          ========
METROPOLITAN SERIES FUND, INC.
BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                49.074205          49.415126            0.0000
=============                                                =========          =========          ========
BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
 (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                10.121702          10.255520            0.0000
=============                                                =========          =========          ========
CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                10.000000           7.837319           10.0000
   01/01/2003                                                 7.837319          10.664925          366.2269
   01/01/2004                                                10.664925          11.509694        2,196.2943
   01/01/2005                                                11.509694          12.022612        2,380.0482
=============                                                =========          =========        ==========
DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2002                                                 9.918679           8.380126           10.0820
   01/01/2003                                                 8.380126          10.846809            0.0000
   01/01/2004                                                10.846809          12.042432            0.0000
   01/01/2005                                                12.042432          13.131424          109.4954
=============                                                =========          =========        ==========

                               1.00% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                   ACCUMULATION
                                                                       UNIT
                                                                      VALUE
                                                                        AT             ACCUMULATION
                                                                    BEGINNING         UNIT VALUE AT
                                                                        OF                END OF
                                                                      PERIOD              PERIOD
                                                                  -------------      ---------------
FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
 (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                           to           12/31/2003
   01/01/2004                                                           to           12/31/2004
   01/01/2005                                                           to           12/31/2005
=============                                                     =============      ==========
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                           to           12/31/2005
=============                                                     =============      ==========
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2003                                                           to           12/31/2003
   01/01/2004                                                           to           12/31/2004
   01/01/2005                                                           to           04/30/2005
=============                                                     =============      ==========
MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                           to           12/31/2002
   01/01/2003                                                           to           12/31/2003
   01/01/2004                                                           to           12/31/2004
   01/01/2005                                                           to           12/31/2005
=============                                                     =============      ==========
MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2002                                                           to           12/31/2002
   01/01/2003                                                           to           12/31/2003
   01/01/2004                                                           to           12/31/2004
   01/01/2005                                                           to           12/31/2005
=============                                                     =============      ==========
OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                           to           12/31/2005
=============                                                     =============      ==========
PUTNAM VARIABLE TRUST
PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2003                                                           to           12/31/2003
   01/01/2004                                                           to           12/31/2004
   01/01/2005                                                           to           12/31/2005
=============                                                     =============      ==========
PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB)
   05/01/2003                                                           to           12/31/2003
   01/01/2004                                                           to           12/31/2004
   01/01/2005                                                           to           12/31/2005
=============                                                     =============      ==========



                                                                     NUMBER OF
                                                                    ACCUMULATION
                                                                       UNITS
                                                                   OUTSTANDING AT
                                                                   END OF PERIOD
                                                                  ---------------
FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
 (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                        10.000000          12.656747           0.0000
   01/01/2004                                                        12.656747          14.783307           0.0000
   01/01/2005                                                        14.783307          17.210668           0.0000
=============                                                        =========          =========           ======
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                        11.258648          13.559788         861.3833
=============                                                        =========          =========         ========
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2003                                                        10.000000          11.763340           0.0000
   01/01/2004                                                        11.763340          12.189481         865.4920
   01/01/2005                                                        12.189481          11.226357           0.0000
=============                                                        =========          =========         ========
MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                        10.000000           8.308253          10.0000
   01/01/2003                                                         8.308253           9.996717           0.0000
   01/01/2004                                                         9.996717          11.002711           0.0000
   01/01/2005                                                        11.002711          11.645366           0.0000
=============                                                        =========          =========         ========
MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2002                                                        10.000000           9.147806       2,280.7844
   01/01/2003                                                         9.147806          10.571899       4,451.3258
   01/01/2004                                                        10.571899          11.616734       6,013.0713
   01/01/2005                                                        11.616734          11.829350       5,909.6722
=============                                                        =========          =========       ==========
OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                        14.842767          17.429872           0.0000
=============                                                        =========          =========       ==========
PUTNAM VARIABLE TRUST
PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2003                                                        10.000000          12.069767           0.0000
   01/01/2004                                                        12.069767          13.361506       1,567.9890
   01/01/2005                                                        13.361506          13.957269       1,662.9898
=============                                                        =========          =========       ==========
PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB)
   05/01/2003                                                         9.148631          11.291763           0.0000
   01/01/2004                                                        11.291763          12.421290           0.0000
                                                                                                            0.0000
   01/01/2005                                                        12.421290          12.941007
=============                                                        =========          =========       ==========

CLASS A




                                 1.10% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  05/14/2001         to       12/31/2001           12.551005            11.204557              534.8214
  01/01/2002         to       12/31/2002           11.204557             8.382724            1,608.7406
  01/01/2003         to       12/31/2003            8.382724            10.738624            1,563.6136
  01/01/2004         to       12/31/2004           10.738624            11.324574            1,372.1228
  01/01/2005         to       12/31/2005           11.324574            12.190763            1,330.1189
============        ====      ==========           =========            =========            ==========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  05/14/2001         to       12/31/2001           11.001105             9.571780              205.5343
  01/01/2002         to       12/31/2002            9.571780             7.983084              211.1644
  01/01/2003         to       12/31/2003            7.983084            10.190500              201.9019
  01/01/2004         to       12/31/2004           10.190500            12.498173              182.3904
  01/01/2005         to       12/31/2005           12.498173            14.578096              173.7229
============        ====      ==========           =========            =========            ==========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
  05/14/2001         to       12/31/2001           10.033806             8.935139              168.9366
  01/01/2002         to       12/31/2002            8.935139             7.196923            2,021.3360
  01/01/2003         to       12/31/2003            7.196923             9.411242            1,947.7661
  01/01/2004         to       12/31/2004            9.411242            11.032680            1,673.9990
  01/01/2005         to       12/31/2005           11.032680            12.021985            1,628.0947
============        ====      ==========           =========            =========            ==========
 TEMPLETON GROWTH SECURITIES SUB-ACCOUNT (CLASS 2)
  05/14/2001         to       12/31/2001           13.265252            12.972142                7.5385
  01/01/2002         to       12/31/2002           12.972142            10.457929                7.5385
  01/01/2003         to       12/31/2003           10.457929            13.667584                0.0000
  01/01/2004         to       12/31/2004           13.667584            15.684085                0.0000
  01/01/2005         to       12/31/2005           15.684085            16.887973                0.0000
============        ====      ==========           =========            =========            ==========
 MET INVESTORS SERIES TRUST
 J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           18.791335            17.173380              224.3360
  01/01/2002         to       12/31/2002           17.173380            12.719064              230.5778
============        ====      ==========           =========            =========            ==========
 J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           11.988474            10.532953              117.0617
  01/01/2002         to       12/31/2002           10.532953             8.697317            2,417.7473
============        ====      ==========           =========            =========            ==========

                                 1.10% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           12.960852            13.427541              509.1270
  01/01/2002         to       12/31/2002           13.427541            14.421914            7,250.4134
  01/01/2003         to       12/31/2003           14.421914            14.800160            5,734.9487
  01/01/2004         to       11/19/2004           14.800160            15.226762           12,466.2244
============        ====      ==========           =========            =========           ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           16.568252            15.748165                6.0356
  01/01/2002         to       12/31/2002           15.748165            11.553091              830.8749
  01/01/2003         to       12/31/2003           11.553091            15.220437              824.8393
  01/01/2004         to       11/19/2004           15.220437            16.430494              824.8393
============        ====      ==========           =========            =========           ===========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            12.016911              748.8655
  01/01/2004         to       12/31/2004           12.016911            13.992664           11,654.8525
  01/01/2005         to       12/31/2005           13.992664            14.386504           70,877.4972
============        ====      ==========           =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           14.172145            14.005054            5,047.8326
  01/01/2002         to       12/31/2002           14.005054            13.772434           10,023.2548
  01/01/2003         to       12/31/2003           13.772434            16.231535           17,097.1116
  01/01/2004         to       12/31/2004           16.231535            17.364545           34,102.0196
  01/01/2005         to       12/31/2005           17.364545            17.431587           63,952.7073
============        ====      ==========           =========            =========           ===========
 LORD ABBETT DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           10.420103            10.627445               37.5999
  01/01/2002         to       12/31/2002           10.627445             7.448502              516.3944
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           45.328708            50.401968              433.3202
  01/01/2005         to       12/31/2005           50.401968            51.684722              416.9130
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES I))
  05/14/2001         to       12/31/2001           13.458643            12.176678              887.8503
  01/01/2002         to       12/31/2002           12.176678             8.399113            2,289.1731
  01/01/2003         to       12/31/2003            8.399113            10.390772            2,228.4727
  01/01/2004         to       04/30/2004           10.390772            10.209980            2,028.6227
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           43.048356            41.471623            3,107.3784
  01/01/2002         to       12/31/2002           41.471623            33.585611            6,943.1015
  01/01/2003         to       12/31/2003           33.585611            43.427104           11,028.4618
  01/01/2004         to       12/31/2004           43.427104            48.382769           21,031.9908
  01/01/2005         to       12/31/2005           48.382769            49.478075           36,842.6875
============        ====      ==========           =========            =========           ===========

                                 1.10% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
  05/01/2002         to       12/31/2002           10.864476             8.381239                9.2043
  01/01/2003         to       12/31/2003            8.381239            10.347907                0.0000
  01/01/2004         to       04/30/2004           10.347907            10.156984                0.0000
============        ====      ==========           =========            =========                ======
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
  05/01/2002         to       12/31/2002           12.592376            10.658936                7.9413
  01/01/2003         to       12/31/2003           10.658936            13.193597                0.0000
  01/01/2004         to       04/30/2004           13.193597            13.419683                0.0000
============        ====      ==========           =========            =========                ======
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001            9.396214             8.836233              329.7084
  01/01/2002         to       12/31/2002            8.836233             6.605900            1,768.0673
  01/01/2003         to       12/31/2003            6.605900             8.866515            3,751.1434
  01/01/2004         to       12/31/2004            8.866515             9.860629            6,116.3258
  01/01/2005         to       12/31/2005            9.860629            10.199867            9,851.4494
============        ====      ==========           =========            =========            ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           16.601676            17.490951            1,109.6460
  01/01/2002         to       12/31/2002           17.490951            15.641703            5,236.4681
  01/01/2003         to       12/31/2003           15.641703            19.474137            6,556.1155
  01/01/2004         to       12/31/2004           19.474137            23.980073           18,135.1958
  01/01/2005         to       12/31/2005           23.980073            25.627080           49,111.6102
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002            8.558776             7.303933               11.6839
  01/01/2003         to       12/31/2003            7.303933             9.538885            2,799.5043
  01/01/2004         to       12/31/2004            9.538885            11.279589           10,410.3295
  01/01/2005         to       12/31/2005           11.279589            12.988682           21,139.3149
============        ====      ==========           =========            =========           ===========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           10.074364            10.173687                9.9262
  01/01/2002         to       12/31/2002           10.173687            10.172686              129.5907
  01/01/2003         to       12/31/2003           10.172686            10.105101              117.9652
  01/01/2004         to       12/31/2004           10.105101            10.058352              711.7908
  01/01/2005         to       04/30/2005           10.058352            10.081364                0.0000
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005            8.048983             8.757094            6,412.7386
============        ====      ==========           =========            =========           ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.779011            12.233448           17,852.6204
  01/01/2005         to       12/31/2005           12.233448            12.371946           65,071.7897
============        ====      ==========           =========            =========           ===========

                                 1.10% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  (FORMERLY TEMPLETON GLOBAL INCOME SECURITIES SUB-ACCOUNT (CLASS 2))
  05/14/2001         to       12/31/2001            9.618067            10.163622               10.3971
  01/01/2002         to       12/31/2002           10.163622            12.178399               10.3971
  01/01/2003         to       12/31/2003           12.178399            14.747867                0.0000
  01/01/2004         to       04/30/2004           14.747867            14.370627                0.0000
============        ====      ==========           =========            =========               =======
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           14.654073            14.288562              244.8157
  01/01/2002         to       12/31/2002           14.288562            11.137359            2,316.9296
  01/01/2003         to       12/31/2003           11.137359            14.130628            2,306.3521
  01/01/2004         to       12/31/2004           14.130628            16.537110            2,444.8311
  01/01/2005         to       12/31/2005           16.537110            17.957419            4,532.2812
============        ====      ==========           =========            =========            ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.352309            12.326065              533.6679
  01/01/2005         to       12/31/2005           12.326065            12.963011              499.2762
============        ====      ==========           =========            =========            ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN LARGE CAP GROWTH SECURITIES SUB-ACCOUNT (CLASS 2))
  05/14/2001         to       12/31/2001           14.996403            13.330682                6.6683
  01/01/2002         to       12/31/2002           13.330682            10.127350              716.5032
  01/01/2003         to       12/31/2003           10.127350            12.715722              666.7862
  01/01/2004         to       04/30/2004           12.715722            12.742926              495.5361
============        ====      ==========           =========            =========            ==========
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002            6.546903             4.554424               15.2744
  01/01/2003         to       12/31/2003            4.554424             6.155084                0.0000
  01/01/2004         to       12/31/2004            6.155084             7.172606                0.0000
  01/01/2005         to       12/31/2005            7.172606             8.132030                0.0000
============        ====      ==========           =========            =========            ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           12.650986            13.514275              315.7469
  01/01/2005         to       12/31/2005           13.514275            14.799121              314.9011
============        ====      ==========           =========            =========            ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
  05/14/2001         to       12/31/2001           11.203574            12.221351              113.7885
  01/01/2002         to       12/31/2002           12.221351             8.620347              347.9164
  01/01/2003         to       12/31/2003            8.620347            11.701703              337.4188
  01/01/2004         to       04/30/2004           11.701703            11.933771              337.2935
============        ====      ==========           =========            =========            ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005            9.999096            10.497002           22,170.9188
============        ====      ==========           =========            =========           ===========

                         1.10% SEPARATE ACCOUNT PRODUCT CHARGES
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       04/30/2005
=============                                                      ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========



                                                                                                                NUMBER OF
                                                                     ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                    UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                     BEGINNING OF            END OF           OUTSTANDING AT
                                                                        PERIOD               PERIOD           END OF PERIOD
                                                                   ---------------      ---------------      ---------------
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         48.020879            48.322430              230.4983
=============                                                         =========            =========              ========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                         10.081599            10.208117              117.7152
=============                                                         =========            =========              ========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                         10.000000             7.832076               10.0000
   01/01/2003                                                          7.832076            10.647156            4,649.3177
   01/01/2004                                                         10.647156            11.479006           35,748.8800
   01/01/2005                                                         11.479006            11.978611           99,360.1814
=============                                                         =========            =========           ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2002                                                          9.918679             8.374517              259.3773
   01/01/2003                                                          8.374517            10.828724            7,756.5568
   01/01/2004                                                         10.828724            12.010311           12,671.2427
   01/01/2005                                                         12.010311            13.083356           23,726.5551
=============                                                         =========            =========           ===========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                         10.000000            12.648299                0.0000
   01/01/2004                                                         12.648299            14.758645                0.0000
   01/01/2005                                                         14.758645            17.164845                0.0000
=============                                                         =========            =========           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         11.236109            13.523685           20,531.7749
=============                                                         =========            =========           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2003                                                         10.000000            11.755493            1,239.0094
   01/01/2004                                                         11.755493            12.169148            7,585.2550
   01/01/2005                                                         12.169148            11.203975                0.0000
=============                                                         =========            =========           ===========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                         10.000000             8.302694               10.0000
   01/01/2003                                                          8.302694             9.980045                0.0000
   01/01/2004                                                          9.980045            10.973359                0.0000
   01/01/2005                                                         10.973359            11.602730                0.0000
=============                                                         =========            =========           ===========

                                 1.10% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             9.141689              182.3820
  01/01/2003         to       12/31/2003            9.141689            10.554268            1,739.6732
  01/01/2004         to       12/31/2004           10.554268            11.585744           12,183.7175
  01/01/2005         to       12/31/2005           11.585744            11.786038           38,291.9388
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005           14.721995            17.276603            4,968.1953
============        ====      ==========           =========            =========           ===========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            12.061714            3,974.7433
  01/01/2004         to       12/31/2004           12.061714            13.339217           13,950.9784
  01/01/2005         to       12/31/2005           13.339217            13.920106           29,086.3995
============        ====      ==========           =========            =========           ===========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB)
  05/01/2003         to       12/31/2003            9.148631            11.284229            1,662.9163
  01/01/2004         to       12/31/2004           11.284229            12.400569            4,383.5838
  01/01/2005         to       12/31/2005           12.400569            12.906549            6,758.5823
============        ====      ==========           =========            =========           ===========

DISCONTINUED INVESTMENT PORTFOLIOS. See Appendix A "Condensed Financial Information - Discontinued Investment Portfolios" in the prospectus.

CLASS A




                                 0.85% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  05/14/2001         to       12/31/2001            6.660402             5.955311           44,401.5127
  01/01/2002         to       12/31/2002            5.955311             4.466666           42,762.4745
  01/01/2003         to       12/31/2003            4.466666             5.736291           34,829.1185
  01/01/2004         to       12/31/2004            5.736291             6.064471           34,223.3199
  01/01/2005         to       12/31/2005            6.064471             6.544617           15,558.1930
============        ====      ==========            ========             ========           ===========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  05/14/2001         to       12/31/2001            6.856401             5.975035            7,302.9759
  01/01/2002         to       12/31/2002            5.975035             4.995807            2,724.4161
  01/01/2003         to       12/31/2003            4.995807             6.393163            2,486.9808
  01/01/2004         to       12/31/2004            6.393163             7.860580            2,310.2154
  01/01/2005         to       12/31/2005            7.860580             9.191596                0.0000
============        ====      ==========            ========             ========           ===========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
  05/14/2001         to       12/31/2001           10.033806             8.949298            9,677.7978
  01/01/2002         to       12/31/2002            8.949298             7.226396           13,771.4461
  01/01/2003         to       12/31/2003            7.226396             9.473402           12,476.8138
  01/01/2004         to       12/31/2004            9.473402            11.133409           12,259.7283
  01/01/2005         to       12/31/2005           11.133409            12.162017           11,513.5665
============        ====      ==========           =========            =========           ===========
 TEMPLETON GROWTH SECURITIES SUB-ACCOUNT (CLASS 2)
  05/14/2001         to       12/31/2001           13.265252            12.992689                7.5385
  01/01/2002         to       12/31/2002           12.992689            10.500753            1,872.3991
  01/01/2003         to       12/31/2003           10.500753            13.757864            1,922.0600
  01/01/2004         to       12/31/2004           13.757864            15.827292                0.0000
  01/01/2005         to       12/31/2005           15.827292            17.084698                0.0000
============        ====      ==========           =========            =========           ===========
 MET INVESTORS SERIES TRUST
 J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           18.791335            17.200595            2,299.9959
  01/01/2002         to       12/31/2002           17.200595            12.771177            5,052.0087
  01/01/2003         to       04/24/2003           12.771177            13.289084            4,507.9131
============        ====      ==========           =========            =========           ===========
 J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           11.988474            10.549652                8.3413
  01/01/2002         to       12/31/2002           10.549652             8.732960                8.3413
  01/01/2003         to       04/25/2003            8.732960             8.499764                0.0000
============        ====      ==========           =========            =========           ===========

                                 0.85% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           12.960852            13.448794            8,107.3555
  01/01/2002         to       12/31/2002           13.448794            14.480884           27,115.5645
  01/01/2003         to       12/31/2003           14.480884            14.897877           29,543.7205
  01/01/2004         to       11/19/2004           14.897877            15.361238           54,082.5451
============        ====      ==========           =========            =========           ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           16.568252            15.773112            6,981.4724
  01/01/2002         to       12/31/2002           15.773112            11.600408           10,736.1757
  01/01/2003         to       12/31/2003           11.600408            15.320972            7,484.8598
  01/01/2004         to       11/19/2004           15.320972            16.575638            7,481.7317
============        ====      ==========           =========            =========           ===========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            12.036982           15,636.1949
  01/01/2004         to       12/31/2004           12.036982            14.051196           66,750.1093
  01/01/2005         to       12/31/2005           14.051196            14.482737           64,640.6449
============        ====      ==========           =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           14.172145            14.027227           15,626.1220
  01/01/2002         to       12/31/2002           14.027227            13.828757           62,751.9032
  01/01/2003         to       12/31/2003           13.828757            16.338684           99,615.6285
  01/01/2004         to       12/31/2004           16.338684            17.523032          123,118.9535
  01/01/2005         to       12/31/2005           17.523032            17.634591          123,368.4234
============        ====      ==========           =========            =========          ============
 LORD ABBETT DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           10.420103            10.644275            2,136.3157
  01/01/2002         to       12/31/2002           10.644275             7.479024           13,238.7243
  01/01/2003         to       04/25/2003            7.479024             7.607581           14,382.4574
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           46.992590            52.338734            4,179.8700
  01/01/2005         to       12/31/2005           52.338734            53.804724            4,055.3109
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES I))
  05/14/2001         to       12/31/2001            7.933381             7.189086           55,033.5410
  01/01/2002         to       12/31/2002            7.189086             4.971268           73,781.6228
  01/01/2003         to       12/31/2003            4.971268             6.165467           56,253.5932
  01/01/2004         to       04/30/2004            6.165467             6.063171           55,961.1065
============        ====      ==========           =========            =========          ============

                                 0.85% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           43.048356            41.537310           18,900.4250
  01/01/2002         to       12/31/2002           41.537310            33.723155           70,045.3609
  01/01/2003         to       12/31/2003           33.723155            43.713963           94,868.1107
  01/01/2004         to       12/31/2004           43.713963            48.824557          132,414.5480
  01/01/2005         to       12/31/2005           48.824557            50.054478          128,635.7724
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
  05/01/2002         to       12/31/2002            6.419695             4.960683           24,962.9117
  01/01/2003         to       12/31/2003            4.960683             6.140028           48,737.4223
  01/01/2004         to       04/30/2004            6.140028             6.031695           48,737.4223
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
  05/01/2002         to       12/31/2002           12.592376            10.676785              101.4885
  01/01/2003         to       12/31/2003           10.676785            13.248742              279.6060
  01/01/2004         to       04/30/2004           13.248742            13.486849              279.6060
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001            9.396214             8.850233            8,630.6140
  01/01/2002         to       12/31/2002            8.850233             6.632971           37,780.6450
  01/01/2003         to       12/31/2003            6.632971             8.925104           69,480.0499
  01/01/2004         to       12/31/2004            8.925104             9.950699           81,833.3458
  01/01/2005         to       12/31/2005            9.950699            10.318722           91,274.6635
============        ====      ==========           =========            =========          ============
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           16.601676            17.518635           18,520.8167
  01/01/2002         to       12/31/2002           17.518635            15.705725           59,184.8758
  01/01/2003         to       12/31/2003           15.705725            19.602746           70,534.7066
  01/01/2004         to       12/31/2004           19.602746            24.198985           94,132.3184
  01/01/2005         to       12/31/2005           24.198985            25.925556           93,530.1200
============        ====      ==========           =========            =========          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002            8.558776             7.316175               11.6839
  01/01/2003         to       12/31/2003            7.316175             9.578760                0.0000
  01/01/2004         to       12/31/2004            9.578760            11.355154           21,497.5432
  01/01/2005         to       12/31/2005           11.355154            13.108316           25,207.3571
============        ====      ==========           =========            =========          ============
 MONEY MARKET SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           10.074364            10.189798                9.9262
  01/01/2002         to       12/31/2002           10.189798            10.214310            3,159.4066
  01/01/2003         to       12/31/2003           10.214310            10.171848            5,868.3175
  01/01/2004         to       12/31/2004           10.171848            10.150202            5,331.9078
  01/01/2005         to       04/30/2005           10.150202            10.181720                0.0000
============        ====      ==========           =========            =========          ============

                                 0.85% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005            8.134349             8.864642                0.0000
============        ====      ==========            ========             ========                ======
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.874250            12.352817           67,530.1582
  01/01/2005         to       12/31/2005           12.352817            12.523850           66,381.0724
============        ====      ==========           =========            =========           ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  (FORMERLY TEMPLETON GLOBAL INCOME SECURITIES SUB-ACCOUNT (CLASS 2))
  05/14/2001         to       12/31/2001            9.618067            10.179722               10.3971
  01/01/2002         to       12/31/2002           10.179722            12.228194               10.3971
  01/01/2003         to       12/31/2003           12.228194            14.845215                0.0000
  01/01/2004         to       04/30/2004           14.845215            14.477379                0.0000
============        ====      ==========           =========            =========           ===========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           14.654073            14.311208            2,035.6172
  01/01/2002         to       12/31/2002           14.311208            11.182992            8,772.3249
  01/01/2003         to       12/31/2003           11.182992            14.224002            8,366.4652
  01/01/2004         to       12/31/2004           14.224002            16.688151            8,320.6647
  01/01/2005         to       12/31/2005           16.688151            18.166634            7,767.4867
============        ====      ==========           =========            =========           ===========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.509085            12.517017           16,402.1315
  01/01/2005         to       12/31/2005           12.517017            13.196677           15,884.9446
============        ====      ==========           =========            =========           ===========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN LARGE CAP GROWTH SECURITIES SUB-ACCOUNT (CLASS 2))
  05/14/2001         to       12/31/2001           14.996403            13.351805              347.7062
  01/01/2002         to       12/31/2002           13.351805            10.168840           10,461.4762
  01/01/2003         to       12/31/2003           10.168840            12.799741           14,900.1856
  01/01/2004         to       04/30/2004           12.799741            12.837666           14,589.1744
============        ====      ==========           =========            =========           ===========
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002            6.546903             4.562074               15.2744
  01/01/2003         to       12/31/2003            4.562074             6.180843            6,306.8498
  01/01/2004         to       12/31/2004            6.180843             7.220695            6,306.8498
  01/01/2005         to       12/31/2005            7.220695             8.206973            6,306.8498
============        ====      ==========           =========            =========           ===========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           12.879979            13.781727              349.4082
  01/01/2005         to       12/31/2005           13.781727            15.129645              349.4082
============        ====      ==========           =========            =========           ===========

                         0.85% SEPARATE ACCOUNT PRODUCT CHARGES
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   05/14/2001                                                       to       12/31/2001
   01/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       04/30/2004
=============                                                      ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       04/30/2005
=============                                                      ====      ==========



                                                                                                                NUMBER OF
                                                                     ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                    UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                     BEGINNING OF            END OF           OUTSTANDING AT
                                                                        PERIOD               PERIOD           END OF PERIOD
                                                                   ---------------      ---------------      ---------------
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   05/14/2001                                                         11.200363            12.240714            1,670.0291
   01/01/2002                                                         12.240714             8.655674            1,601.8617
   01/01/2003                                                          8.655674            11.779030              376.2504
   01/01/2004                                                         11.779030            12.022498              376.2504
=============                                                         =========            =========            ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                          9.999301            10.514622              620.5610
=============                                                         =========            =========            ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         50.697260            51.100245                0.0000
=============                                                         =========            =========            ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                         10.182166            10.327047            4,839.7436
=============                                                         =========            =========            ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                         10.000000             7.845203            2,612.9485
   01/01/2003                                                          7.845203            10.691642           25,868.4065
   01/01/2004                                                         10.691642            11.555893           92,333.9880
   01/01/2005                                                         11.555893            12.088937           93,294.6046
=============                                                         =========            =========           ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2002                                                          9.918679             8.388549            2,531.5231
   01/01/2003                                                          8.388549            10.873980            7,695.1777
   01/01/2004                                                         10.873980            12.090765           22,939.5132
   01/01/2005                                                         12.090765            13.203855           23,877.4595
=============                                                         =========            =========           ===========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                         10.000000            12.669429            1,451.0316
   01/01/2004                                                         12.669429            14.820384            3,014.9021
   01/01/2005                                                         14.820384            17.279651            2,954.5021
=============                                                         =========            =========           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         11.292553            13.614136           11,724.0452
=============                                                         =========            =========           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2003                                                         10.000000            11.775123            4,989.4121
   01/01/2004                                                         11.775123            12.220056           14,757.9201
   01/01/2005                                                         12.220056            11.260026                0.0000
=============                                                         =========            =========           ===========

                                 0.85% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             8.316609               10.0000
  01/01/2003         to       12/31/2003            8.316609            10.021783                0.0000
  01/01/2004         to       12/31/2004           10.021783            11.046900                0.0000
  01/01/2005         to       12/31/2005           11.046900            11.709635                0.0000
============        ====      ==========           =========            =========               =======
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             9.157000            3,151.6374
  01/01/2003         to       12/31/2003            9.157000            10.598397           38,397.2860
  01/01/2004         to       12/31/2004           10.598397            11.663377           96,181.7851
  01/01/2005         to       12/31/2005           11.663377            11.894625           96,814.9150
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005           15.025738            17.662270                0.0000
============        ====      ==========           =========            =========           ===========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            12.081867           10,393.9907
  01/01/2004         to       12/31/2004           12.081867            13.395028           43,554.8072
  01/01/2005         to       12/31/2005           13.395028            14.013226           39,561.3969
============        ====      ==========           =========            =========           ===========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB)
  05/01/2003         to       12/31/2003            9.148631            11.303072                0.0000
  01/01/2004         to       12/31/2004           11.303072            12.452441           14,045.6927
  01/01/2005         to       12/31/2005           12.452441            12.992879           13,747.8516
============        ====      ==========           =========            =========           ===========

CLASS A




                        0.95% SEPARATE ACCOUNT PRODUCT CHARGES
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       11/19/2004
=============                                                    ====      ==========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       11/19/2004
=============                                                    ====      ==========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       04/30/2005
=============                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========



                                                                                                              NUMBER OF
                                                                   ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                  UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                   BEGINNING OF            END OF           OUTSTANDING AT
                                                                      PERIOD               PERIOD           END OF PERIOD
                                                                 ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       15.081245            15.613289            3,251.5330
=============                                                       =========            =========            ==========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       15.378163            16.557652                0.0000
=============                                                       =========            =========            ==========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       12.376014            14.027753           25,243.4585
   01/01/2005                                                       14.027753            14.444164           64,601.2065
=============                                                       =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       16.538502            17.673472           10,646.5370
   01/01/2005                                                       17.673472            17.768260           33,823.3686
=============                                                       =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       44.719253            49.690285           12,350.0631
   01/01/2005                                                       49.690285            50.891240           24,025.1688
=============                                                       =========            =========           ===========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        8.912926             9.926723            6,810.6893
   01/01/2005                                                        9.926723            10.283600           17,312.6500
=============                                                       =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       20.796664            24.302013            5,978.7529
   01/01/2005                                                       24.302013            26.009990           21,038.8054
=============                                                       =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        9.888731            11.388069            2,144.4340
   01/01/2005                                                       11.388069            13.133216           10,699.7901
=============                                                       =========            =========           ===========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       10.135465            10.124536                0.0000
   01/01/2005                                                       10.124536            10.152663                0.0000
=============                                                       =========            =========           ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                        8.100102             8.821475            8,115.0410
=============                                                       =========            =========           ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       11.836057            12.304923            6,809.3762
   01/01/2005                                                       12.304923            12.462858           20,381.0169
=============                                                       =========            =========           ===========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       13.134836            15.276856               16.9372
   01/01/2005                                                       15.276856            16.613740               16.8358
=============                                                       =========            =========           ===========

                     0.95% SEPARATE ACCOUNT PRODUCT CHARGES
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       04/30/2005
=============                                              ====      ==========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB)
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========



                                                                                                        NUMBER OF
                                                             ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                            UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                             BEGINNING OF            END OF           OUTSTANDING AT
                                                                PERIOD               PERIOD           END OF PERIOD
                                                           ---------------      ---------------      ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                  9.999219            10.507572           23,805.1633
=============                                                  ========            =========           ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                 49.609498            49.970703                0.0000
=============                                                 =========            =========           ===========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                 10.153025            10.290668                0.0000
=============                                                 =========            =========           ===========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 10.707428            11.525072           18,175.3646
   01/01/2005                                                 11.525072            12.044679           42,908.5558
=============                                                 =========            =========           ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                 30.078700            32.479934            6,986.1351
   01/01/2005                                                 32.479934            35.434737           13,330.4724
=============                                                 =========            =========           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                  4.161962             5.014280           26,352.6996
=============                                                 =========            =========           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                                  4.302754             4.505307           10,298.1910
   01/01/2005                                                  4.505307             4.150008                0.0000
=============                                                 =========            =========           ===========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 39.691331            43.287160            6,595.4427
   01/01/2005                                                 43.287160            44.101407           14,398.6301
=============                                                 =========            =========           ===========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                 14.903523            17.507015            4,711.4324
=============                                                 =========            =========           ===========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 12.078074            13.358946            9,240.6532
   01/01/2005                                                 13.358946            13.961553           24,014.5244
=============                                                 =========            =========           ===========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB)
   05/01/2004                                                 48.043279            52.306131               13.9442
   01/01/2005                                                 52.306131            54.521838              158.8298
=============                                                 =========            =========           ===========

CLASS A




                        1.20% SEPARATE ACCOUNT PRODUCT CHARGES
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       11/19/2004
=============                                                    ====      ==========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       11/19/2004
=============                                                    ====      ==========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       04/30/2005
=============                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========



                                                                                                              NUMBER OF
                                                                   ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                  UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                   BEGINNING OF            END OF           OUTSTANDING AT
                                                                      PERIOD               PERIOD           END OF PERIOD
                                                                 ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       14.782275            15.282931                0.0000
=============                                                       =========            =========                ======
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       15.073286            16.207287                0.0000
=============                                                       =========            =========                ======
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       12.344895            13.969318            4,452.8896
   01/01/2005                                                       13.969318            14.348187              283.0544
=============                                                       =========            =========            ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       16.210564            17.294349            3,996.2387
   01/01/2005                                                       17.294349            17.343814              722.8030
=============                                                       =========            =========            ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       43.138490            47.854436            1,661.7593
   01/01/2005                                                       47.854436            48.889003              575.5671
=============                                                       =========            =========            ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        8.841411             9.830761                0.0000
   01/01/2005                                                        9.830761            10.158837                0.0000
=============                                                       =========            =========            ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       20.451003            23.858526            2,996.5230
   01/01/2005                                                       23.858526            25.471778              499.2406
=============                                                       =========            =========            ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        9.809364            11.277964                0.0000
   01/01/2005                                                       11.277964            12.973872                0.0000
=============                                                       =========            =========            ==========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       10.054157            10.026684                0.0000
   01/01/2005                                                       10.026684            10.046348                0.0000
=============                                                       =========            =========            ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                        8.015082             8.714434              312.9912
=============                                                       =========            =========            ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       11.741123            12.186017            4,968.5892
   01/01/2005                                                       12.186017            12.311692              345.8012
=============                                                       =========            =========            ==========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       12.874365            14.949116                0.0000
   01/01/2005                                                       14.949116            16.216868                0.0000
=============                                                       =========            =========            ==========

                     1.20% SEPARATE ACCOUNT PRODUCT CHARGES
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       04/30/2005
=============                                              ====      ==========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB)
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========



                                                                                                        NUMBER OF
                                                             ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                            UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                             BEGINNING OF            END OF           OUTSTANDING AT
                                                                PERIOD               PERIOD           END OF PERIOD
                                                           ---------------      ---------------      ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                  9.999014            10.489961              256.6150
=============                                                  ========            =========              ========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                 46.990156            47.253891                0.0000
=============                                                 =========            =========              ========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                 10.046499            10.165834                0.0000
=============                                                 =========            =========              ========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 10.653818            11.448376            7,930.5927
   01/01/2005                                                 11.448376            11.934741            1,498.9599
=============                                                 =========            =========            ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                 29.372137            31.664443                0.0000
   01/01/2005                                                 31.664443            34.459095               41.2015
=============                                                 =========            =========            ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                  4.110143             4.943658                0.0000
=============                                                 =========            =========            ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                                  4.259791             4.452935            4,592.6405
   01/01/2005                                                  4.452935             4.098421                0.0000
=============                                                 =========            =========            ==========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 38.038252            41.415629                0.0000
   01/01/2005                                                 41.415629            42.089627              273.3709
=============                                                 =========            =========            ==========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                 14.602206            17.124681               86.8453
=============                                                 =========            =========            ==========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 12.047624            13.303204                0.0000
   01/01/2005                                                 13.303204            13.868690              198.5706
=============                                                 =========            =========            ==========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB)
   05/01/2004                                                 46.130074            50.140007                0.0000
   01/01/2005                                                 50.140007            52.133863                0.0000
=============                                                 =========            =========            ==========

CLASS A




                                 1.25% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  05/14/2001         to       12/31/2001           12.551005            11.193917               7.9675
  01/01/2002         to       12/31/2002           11.193917             8.362174               7.9675
  01/01/2003         to       12/31/2003            8.362174            10.696264               0.0000
  01/01/2004         to       12/31/2004           10.696264            11.262948               0.0000
  01/01/2005         to       12/31/2005           11.262948            12.106306               0.0000
============        ====      ==========           =========            =========               ======
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  05/14/2001         to       12/31/2001           11.001105             9.562691               9.0900
  01/01/2002         to       12/31/2002            9.562691             7.963536               9.0900
  01/01/2003         to       12/31/2003            7.963536            10.150337               0.0000
  01/01/2004         to       12/31/2004           10.150337            12.430220               0.0000
  01/01/2005         to       12/31/2005           12.430220            14.477171               0.0000
============        ====      ==========           =========            =========               ======
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
  05/14/2001         to       12/31/2001           10.033806             8.926643               9.9663
  01/01/2002         to       12/31/2002            8.926643             7.179284               9.9663
  01/01/2003         to       12/31/2003            7.179284             9.374112               0.0000
  01/01/2004         to       12/31/2004            9.374112            10.972643               0.0000
  01/01/2005         to       12/31/2005           10.972643            11.938698               0.0000
============        ====      ==========           =========            =========               ======
 TEMPLETON GROWTH SECURITIES SUB-ACCOUNT (CLASS 2)
  05/14/2001         to       12/31/2001           13.265252            12.959828               7.5385
  01/01/2002         to       12/31/2002           12.959828            10.432313               7.5385
  01/01/2003         to       12/31/2003           10.432313            13.613694               0.0000
  01/01/2004         to       12/31/2004           13.613694            15.598772               0.0000
  01/01/2005         to       12/31/2005           15.598772            16.771011               0.0000
============        ====      ==========           =========            =========               ======
 MET INVESTORS SERIES TRUST
 J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           18.791335            17.157081               5.3216
  01/01/2002         to       12/31/2002           17.157081            12.687910               5.3216
  01/01/2003         to       04/24/2003           12.687910             7.548533             607.2503
============        ====      ==========           =========            =========             ========
 J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           11.988474            10.522944               8.3413
  01/01/2002         to       12/31/2002           10.522944             8.676019               8.3413
  01/01/2003         to       04/25/2003            8.676019             8.433791               0.0000
============        ====      ==========           =========            =========             ========

                                 1.25% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           12.960852            13.414802                7.7155
  01/01/2002         to       12/31/2002           13.414802            14.386635                7.7155
  01/01/2003         to       12/31/2003           14.386635            14.741822           17,331.3910
  01/01/2004         to       11/19/2004           14.741822            15.146623            6,281.2274
============        ====      ==========           =========            =========           ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           16.568252            15.733217                6.0356
  01/01/2002         to       12/31/2002           15.733217            11.524788                6.0356
  01/01/2003         to       12/31/2003           11.524788            15.160419                0.0000
  01/01/2004         to       11/19/2004           15.160419            16.344001                0.0000
============        ====      ==========           =========            =========           ===========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            12.004876               19.9598
  01/01/2004         to       12/31/2004           12.004876            13.957650            2,825.5989
  01/01/2005         to       12/31/2005           13.957650            14.329056            3,111.8570
============        ====      ==========           =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           14.172145            13.991767            7,637.7268
  01/01/2002         to       12/31/2002           13.991767            13.738735           13,037.0989
  01/01/2003         to       12/31/2003           13.738735            16.167575           20,758.8287
  01/01/2004         to       12/31/2004           16.167575            17.270129           26,699.3942
  01/01/2005         to       12/31/2005           17.270129            17.310891           23,064.9725
============        ====      ==========           =========            =========           ===========
 LORD ABBETT DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           10.420103            10.617352                9.5968
  01/01/2002         to       12/31/2002           10.617352             7.430246              120.6191
  01/01/2003         to       04/25/2003            7.430246             7.548533              110.3815
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           44.358644            49.274308            1,042.8665
  01/01/2005         to       12/31/2005           49.274308            50.452841            1,045.0096
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES I))
  05/14/2001         to       12/31/2001           13.458643            12.165116            1,174.7379
  01/01/2002         to       12/31/2002           12.165116             8.378535            4,341.7596
  01/01/2003         to       12/31/2003            8.378535            10.349774            4,361.1015
  01/01/2004         to       04/30/2004           10.349774            10.164682            4,437.3714
============        ====      ==========           =========            =========           ===========

                                 1.25% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           43.048356            41.432262              848.2167
  01/01/2002         to       12/31/2002           41.432262            33.503349            4,669.2430
  01/01/2003         to       12/31/2003           33.503349            43.255870           14,776.4566
  01/01/2004         to       12/31/2004           43.255870            48.119581           20,785.8950
  01/01/2005         to       12/31/2005           48.119581            49.135376           20,295.5006
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
  05/01/2002         to       12/31/2002           10.848748             8.360698                9.2177
  01/01/2003         to       12/31/2003            8.360698            10.307096                0.0000
  01/01/2004         to       04/30/2004           10.307096            10.111939                0.0000
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
  05/01/2002         to       12/31/2002           12.592376            10.648247                7.9413
  01/01/2003         to       12/31/2003           10.648247            13.160626              733.6193
  01/01/2004         to       04/30/2004           13.160626            13.379550              733.6193
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001            9.396214             8.827844               10.6426
  01/01/2002         to       12/31/2002            8.827844             6.589712              275.2971
  01/01/2003         to       12/31/2003            6.589712             8.831554           12,684.3442
  01/01/2004         to       12/31/2004            8.831554             9.806984           13,339.4139
  01/01/2005         to       12/31/2005            9.806984            10.129216           12,336.1385
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           16.601676            17.474365            2,175.8182
  01/01/2002         to       12/31/2002           17.474365            15.603408            4,320.4906
  01/01/2003         to       12/31/2003           15.603408            19.397356           13,475.2305
  01/01/2004         to       12/31/2004           19.397356            23.849646           26,858.9164
  01/01/2005         to       12/31/2005           23.849646            25.449608           24,699.8225
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002            8.558776             7.296598               11.6839
  01/01/2003         to       12/31/2003            7.296598             9.515027                0.0000
  01/01/2004         to       12/31/2004            9.515027            11.234475              723.8673
  01/01/2005         to       12/31/2005           11.234475            12.917404              781.2844
============        ====      ==========           =========            =========           ===========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           10.074364            10.164030                9.9262
  01/01/2002         to       12/31/2002           10.164030            10.147798                9.9262
  01/01/2003         to       12/31/2003           10.147798            10.065265                0.0000
  01/01/2004         to       12/31/2004           10.065265            10.003640                0.0000
  01/01/2005         to       04/30/2005           10.003640            10.021625                0.0000
============        ====      ==========           =========            =========           ===========

                                 1.25% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005            7.998185             8.693182                0.0000
============        ====      ==========            ========             ========                ======
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.722225            12.162371            7,861.8704
  01/01/2005         to       12/31/2005           12.162371            12.281675            8,099.3416
============        ====      ==========           =========            =========            ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  (FORMERLY TEMPLETON GLOBAL INCOME SECURITIES SUB-ACCOUNT (CLASS 2))
  05/14/2001         to       12/31/2001            9.618067            10.153993               10.3971
  01/01/2002         to       12/31/2002           10.153993            12.148643               10.3971
  01/01/2003         to       12/31/2003           12.148643            14.689784                0.0000
  01/01/2004         to       04/30/2004           14.689784            14.306973                0.0000
============        ====      ==========           =========            =========            ==========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           14.654073            14.274997                6.8240
  01/01/2002         to       12/31/2002           14.274997            11.110077                6.8240
  01/01/2003         to       12/31/2003           11.110077            14.074920                0.0000
  01/01/2004         to       12/31/2004           14.074920            16.447165                0.0000
  01/01/2005         to       12/31/2005           16.447165            17.833069                0.0000
============        ====      ==========           =========            =========            ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.259256            12.212877              870.3157
  01/01/2005         to       12/31/2005           12.212877            12.824780              870.3157
============        ====      ==========           =========            =========            ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN LARGE CAP GROWTH SECURITIES SUB-ACCOUNT (CLASS 2))
  05/14/2001         to       12/31/2001           14.996403            13.318018                6.6683
  01/01/2002         to       12/31/2002           13.318018            10.102531                6.6683
  01/01/2003         to       12/31/2003           10.102531            12.665571              767.5228
  01/01/2004         to       04/30/2004           12.665571            12.686414              767.5228
============        ====      ==========           =========            =========            ==========
 T. ROWE PRICE MID-CAP-GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002            6.546903             4.549843               15.2744
  01/01/2003         to       12/31/2003            4.549843             6.139698                0.0000
  01/01/2004         to       12/31/2004            6.139698             7.143926                0.0000
  01/01/2005         to       12/31/2005            7.143926             8.087413                0.0000
============        ====      ==========           =========            =========            ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           12.515528            13.356278                0.0000
  01/01/2005         to       12/31/2005           13.356278            14.604253                0.0000
============        ====      ==========           =========            =========            ==========

                         1.25% SEPARATE ACCOUNT PRODUCT CHARGES
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   05/14/2001                                                       to       12/31/2001
   01/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       04/30/2004
=============                                                      ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       04/30/2005
=============                                                      ====      ==========



                                                                                                                NUMBER OF
                                                                     ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                    UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                     BEGINNING OF            END OF           OUTSTANDING AT
                                                                        PERIOD               PERIOD           END OF PERIOD
                                                                   ---------------      ---------------      ---------------
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   05/14/2001                                                         11.205509            12.209734                7.7977
   01/01/2002                                                         12.209734             8.599225                7.7977
   01/01/2003                                                          8.599225            11.655564                0.0000
   01/01/2004                                                         11.655564            11.880862                0.0000
=============                                                         =========            =========                ======
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                          9.998973            10.486442                0.0000
=============                                                         =========            =========                ======
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         46.483119            46.728513                0.0000
=============                                                         =========            =========                ======
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                         10.021735            10.137415                0.0000
=============                                                         =========            =========                ======
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                         10.000000             7.824205               10.0000
   01/01/2003                                                          7.824205            10.620527              974.5800
   01/01/2004                                                         10.620527            11.433089           16,221.3497
   01/01/2005                                                         11.433089            11.912864           16,652.3565
=============                                                         =========            =========           ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2002                                                          9.918679             8.366107            1,847.7648
   01/01/2003                                                          8.366107            10.801658            3,093.5405
   01/01/2004                                                         10.801658            11.962290            4,101.2065
   01/01/2005                                                         11.962290            13.011576            4,101.2065
=============                                                         =========            =========           ===========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                         10.000000            12.635643                0.0000
   01/01/2004                                                         12.635643            14.721727                0.0000
   01/01/2005                                                         14.721727            17.096326                0.0000
=============                                                         =========            =========           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         11.202378            13.469699            2,940.0980
=============                                                         =========            =========           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2003                                                         10.000000            11.743734                0.0000
   01/01/2004                                                         11.743734            12.138705            2,827.5125
   01/01/2005                                                         12.138705            11.170477                0.0000
=============                                                         =========            =========           ===========

                                 1.25% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             8.294351               10.0000
  01/01/2003         to       12/31/2003            8.294351             9.955094                0.0000
  01/01/2004         to       12/31/2004            9.955094            10.929477                0.0000
  01/01/2005         to       12/31/2005           10.929477            11.539061                0.0000
============        ====      ==========           =========            =========               =======
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             9.132516            3,910.6346
  01/01/2003         to       12/31/2003            9.132516            10.527891            4,418.3458
  01/01/2004         to       12/31/2004           10.527891            11.539424           19,292.7217
  01/01/2005         to       12/31/2005           11.539424            11.721370           19,869.6568
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005           14.542678            17.049221                0.0000
============        ====      ==========           =========            =========           ===========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            12.049637                0.0000
  01/01/2004         to       12/31/2004           12.049637            13.305838            3,149.1756
  01/01/2005         to       12/31/2005           13.305838            13.864524            3,440.6174
============        ====      ==========           =========            =========           ===========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB)
  05/01/2003         to       12/31/2003            9.148631            11.272944                0.0000
  01/01/2004         to       12/31/2004           11.272944            12.369552                0.0000
  01/01/2005         to       12/31/2005           12.369552            12.855027                0.0000
============        ====      ==========           =========            =========           ===========

FINANCIAL STATEMENTS

The financial statements of the Separate Account, the Company and General American Life Insurance Company are included herein.


The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the contract.


The financial statements of General American Life Insurance Company have been included because for contracts issued on or before December 31, 2002, General American Life Insurance Company agreed to ensure that the Company will have sufficient funds to meet its obligations under the contracts.

                                     PART C

                               OTHER INFORMATION


ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS


a.   Financial Statements
     --------------------

The financial statements and financial highlights of each of the Sub-Accounts of the Separate Account are included in Part B hereof and include:

1.   Report of Independent Registered Public Accounting Firm

2.   Statements of Assets and Liabilities as of December 31, 2013

3.   Statements of Operations for the year ended December 31, 2013

4.   Statements of Changes in Net Assets for the years ended December 31, 2013 and 2012

5.   Notes to the Financial Statements

The unaudited pro forma condensed combined financial statements of MetLife Insurance Company of
Connecticut are included in Part B hereof and include:

1.   Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2013

2.   Unaudited Pro Forma Condensed Combined Statement of Operations for the year end December 31,
     2013

3.   Unaudited Pro Forma Condensed Combined Statement of Operations for the year end December 31,
     2012

4.   Unaudited Pro Forma Condensed Combined Statement of Operations for the year end December 31,
     2011

5.   Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

The consolidated financial statements and financial statement schedules of MetLife Insurance Company of
Connecticut and subsidiaries are included in Part B hereof and include:

1.   Report of Independent Registered Public Accounting Firm

2.   Consolidated Balance Sheets as of December 31, 2013 and 2012

3.   Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011

4.   Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2013, 2012 and 2011

5.   Consolidated Statements of Stockholders' Equity for the years ended December 31, 2013, 2012 and
     2011

6.   Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011

7.   Notes to the Consolidated Financial Statements

8.   Financial Statement Schedules

The financial statements of MetLife Investors Insurance Company are included in Part B hereof and include:

1.   Independent Auditors' Report

2.   Balance Sheets as of December 31, 2013 and 2012

3.   Statements of Operations for the years ended December 31, 2013, 2012 and 2011

4.   Statements of Comprehensive Income (Loss) for the years ended December 31, 2013, 2012 and 2011

5.   Statements of Stockholder's Equity for the years ended December 31, 2013, 2012 and 2011

6.   Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011

7.   Notes to the Financial Statements

The financial statements of Exeter Reassurance Company, Ltd. are included in Part B hereof and include:

1.   Independent Auditors' Report

2.   Balance Sheets as of December 31, 2013 and 2012

3.   Statements of Operations for the years ended December 31, 2013, 2012 and 2011


4.   Statements of Comprehensive Income (Loss) for the years ended December 31, 2013, 2012 and 2011

5.   Statements of Stockholder's Equity for the years ended December 31, 2013, 2012 and 2011

6.   Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011

7.   Notes to the Financial Statements



b.            Exhibits
              --------

1.   (i)      Resolutions of the Board of Directors of COVA Financial Life Insurance Company authorizing the establishment of the Variable Account (adopted March 24, 1992 and Certified October 7, 1997) (1)

     (ii)     Revised and Restated Resolutions of the Board of Directors of MetLife Investors Insurance
              Company of California (adopted June 11, 2004) (8)

     (iii)    Resolutions of the Board of Directors of MetLife Investors Insurance Company (including form of revised proposed Agreement and Plan of Merger dated October 17, 2006 attached as Exhibit A to the resolutions) (10)

     (iv)     Resolutions of the Board of Directors of COVA Financial Services Life Insurance Company
              authorizing the establishment of the Variable Account (2)

     (v)      Resolutions of the Board of Directors of MetLife Investors Distribution Company (Separate Account
              Consolidation) (6)

     (vi)     Resolutions of the Board of Directors of MetLife Investors Insurance Company (including form of revised Proposed Agreement and Plan of Merger attached as Exhibit A to the Resolutions) (adopted
              August 13, 2014) (filed herewith)

     (vii)    Resolutions of the Board of Directors of MetLife Insurance Company of Connecticut authorizing the acceptance of the Seperate Account (adopted September 17, 2014) (filed herewith)

2.            Not Applicable.

3.   (i)      Distribution and Principal Underwriting Agreement between MetLife Insurance Company of
              Connecticut and MetLife Investors Distribution Company dated November 24, 2009 (3)

     (ii)     Amendment to the Distribution and Principal Underwriting Agreement between MetLife Insurance
              Company of Connecticut and MetLife Investors Distribution Company (dated August 18, 2014)
              (filed herewith)

     (iii)    Form of Retail Sales Agreement (MLIDC 7-1-05 (LTC)) (21)

4.   (i)      Individual Flexible Purchase Payment Deferred Variable Annuity Contract (7)

     (ii)     Enhanced Dollar Cost Averaging Rider 7013 (11/00) (7)

     (iii)    Three Month Market Entry Rider 7014 (11/00) (7)

     (iv)     Death Benefit Rider - (Principal Protection) 7015 (11/00) (7)

     (v)      Death Benefit Rider - (Compounded-Plus) 7016 (11/00) (7)

     (vi)     Death Benefit Rider - (Annual Step-Up) 7017 (11/00) (7)

     (vii)    Guaranteed Minimum Income Benefit Rider 7018 (11/00) (GMIB) (7)

     (viii)   Additional Death Benefit Rider - (Earnings Preservation Benefit) 7019 (11/00) (7)

     (ix)     Individual Retirement Annuity Endorsement 7023 (11/00) (7)

     (x)      Roth Individual Retirement Annuity Endorsement 7024 (11/00) (7)

     (xi)     401 Plan Endorsement 7025 (11/00) (7)

     (xii)    Tax Sheltered Annuity Endorsement 7026 (11/00) (7)

     (xiii)   Unisex Annuity Rates Rider 7027 (11/00) (7)

     (xiv)    Endorsement (Name Change effective February 5, 2001. MetLife Investors Insurance Company of
              California; Predecessor; Cova Financial Life Insurance Company) CC-4435 (12/00) (9)

     (xv)     Form of Guaranteed Minimum Income Benefit Rider (03/03) (GMIB II) (5)

     (xvi)    Guaranteed Withdrawal Benefit Rider (GWB) MLIC-690-2 (11/05) (15)

     (xvii)   Guaranteed Withdrawal Benefit Endorsement MLIC-GWB (11/05)-E (15)


     (xviii)  Form of Contract Schedule (GWB) 9151-3 (11/05) (24)

     (xix)    Individual Retirement Annuity Endorsement 9023.1 (9/02) (8)

     (xx)     Roth Individual Retirement Annuity Endorsement 9024.1 (9/02) (8)

     (xxi)    401(a)/403(a) Plan Endorsement 9025.1 (9/02) (8)

     (xxii)   Tax Sheltered Annuity Endorsement 9026.1 (9/02) (8)

     (xxiii)  Simple Individual Retirement Annuity Endorsement 9276 (9/02) (8)

     (xxiv)   Designated Beneficiary Non-Qualified Annuity Endorsement MLIC-NQ-1 (11/05)-I (16)

     (xxv)    Merger Endorsement (4-E21-06-CA) (November 9, 2006) (10)

     (xxvi)   Fixed Account Rider (10)

     (xxvii)  Merger Endorsement (effective November 14, 2014) (MetLife Investors Insurance Company merged into MetLife Insurance Company USA) 6-E119-14 (filed herewith)

     (xxviii) Non-Qualified Annuity Endorsement MLI-NQ (11-04)-I (filed herewith)

5.   (i)      Variable Annuity Application (7)

     (ii)     Form of Variable Annuity Application (Class A) 9155 (11/00) APPVA - 504ACA (4)

     (iii)    Form of Variable Annuity Application 9155 (4/05) APPVA-505ACA (24)

     (iv)     Form of Variable Annuity Application 9155 (7/04) APPVAACALIS 506 (20)

6.   (i)      Copy of Certificate of Incorporation of the Company and Certificate of Amendment (effective
              November 14, 2014) (filed herewith)

     (ii)     Copy of the Bylaws of the Company (filed herewith)

7.            Not Applicable.

8.   (i)      (a)      Participation Agreement among Met Investors Series Trust, Met Investors Advisory, LLC, MetLife
                       Investors Distribution Company, The Travelers Insurance Company and The Travelers Life and
                       Annuity Company (effective 11-01-05) (17)

              (b)      First Amendment to Participation Agreement among Met Investors Series Trust, MetLife Advisers,
                       LLC, MetLife Investors Distribution Company and MetLife Insurance Company of Connecticut
                       (effective 05-01-09) (18)

              (c)      Amendment to Participation Agreement in effect Among Met Investors Series Trust, MetLife
                       Advisers, LLC, MetLife Investors Distribution Company and MetLife Insurance Company of
                       Connecticut, et al. (effective 4-30-10) (18)

              (d)      Amendment to Participation Agreement with Met Investors Series Trust (effective November 17, 2014)
                       (filed herewith)

     (ii)     (a)      Participation Agreement among Metropolitan Series Fund, Inc., MetLife Advisers, LLC, MetLife
                       Investors Distribution Company and MetLife Insurance Company of Connecticut (effective 8-31-07)
                       (19)

              (b)      Amendment to Participation Agreement in effect among Metropolitan Series Fund, Inc., MetLife
                       Advisers, LLC, MetLife Investors Distribution Company and MetLife Insurance Company of
                       Connecticut, et al. (effective 4-30-10) (18)

     (iii)    (a)      Participation Agreement Among AIM Variable Insurance Funds, AIM Distributors, Inc., The
                       Travelers InsuranceCompany, The Travelers Life and Annuity Company and Travelers Distribution
                       LLC effective October 1, 2000 and Amendments to the Participation Agreement (respectively effective May 1, 2003, March 31, 2005 and April 28, 2008) (22)

              (b)      Amendment dated April 30, 2010 to the Participation Agreement dated October 1, 2000 by and
                       Among AIM Variable Insurance Funds, AIM Distributors, Inc., MetLife Insurance Company of
                       Connecticut and MetLife Investors Distribution Company (23)

              (c)      Amendment dated April 30, 2010 to the Participation Agreement dated October 1, 2000 between
                       AIM Variable Insurance Funds (Invesco Variable Insurance Funds) ("AVIF"), Invesco Distributors,
                       Inc. and MetLife Insurance Company of Connecticut (23)

              (d)      Amendment to the Participation Agreement with AIM Variable Insurance Funds (effective November 17, 2014)
                       (filed herewith)


(iv)          (a)      Fund Participation Agreement Among The Travelers Insurance Company, The Travelers Life and
                       Annuity Company, American Variable Insurance Series, American Funds Distributors, Inc. and
                       Capital Research and Management Company (effective 10-01-99) (11)

              (b)      Amendment to the Participation Agreement between American Funds Insurance Series, Capital
                       Research and Management Company and MetLife Insurance Company of Connecticut, et al.
                       (effective 04-30-10) (12)

              (c)      Amendment to the Participation Agreement with American Funds Insurance Series (effective November 17, 2014)
                       (filed herewith)

(v)           (a)      Amended and Restated Participation Agreement Among The Travelers Insurance Company, The
                       Travelers Life and Annuity Company, Travelers Distribution LLC, Franklin Templeton Variable
                       Insurance Products Trust and Franklin Templeton Distributors, Inc. effective May 1, 2004 and an
                       Amendment to the Amended and Restated Participation Agreement (effective May 1, 2005) (22)

              (b)      Amendment No. 5 dated October 5, 2010 to the Amended and Restated Participation Agreement
                       dated May 1, 2004 Among Franklin Templeton Variable Insurance Products Trust, Franklin/
                       Templeton Distributors, Inc., MetLife Insurance Company of Connecticut and MetLife Investors
                       Distribution Company (13)

              (c)      Participation Agreement Addendum effective May 1, 2011 Among Franklin Templeton Variable
                       Insurance Products Trust, Franklin/Templeton Distributors, Inc., MetLife Insurance Company of
                       Connecticut and MetLife Investors Distribution Company (18)

              (d)      Amendment dated January 15, 2013 to the Participation Agreement Among Franklin Templeton
                       Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., MetLife Insurance
                       Company of Connecticut and MetLife Investors Distribution Company (14)

              (e)      Amendment to the Participation Agreement with Franklin Templeton Variable Insurance Products
                       Trust (effective November 17, 2014) (filed herewith)

(vi)          (a)      Amended and Restated Participation Agreement among Putnam Variable Trust, Putnam Retail
                       Management, L.P., The Travelers Insurance Company and The Travelers Life and Annuity Company
                       dated June 1, 2001 and amendments (11)

              (b)      Amendment to the Participation Agreement with Putnam Variable Trust (effective November 17, 2014)
                       (filed herewith)

9                      Opinion of Counsel (filed herewith)

10.                    Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) (filed herewith)

11.                    Not Applicable.

12.                    Not Applicable.

13.                    Powers of Attorney for Eric T. Steigerwalt, Elizabeth M. Forget, Gene L. Lunman, Anant Bhalla
                       and Peter M. Carlson (filed herewith)

(1)                    incorporated herein by reference to Cova Variable Life Account Five's Initial Registration Statement
                       on Form S-6 (File No. 333-37559) as filed electronically on October 9, 1997.

(2)                    incorporated herein by reference to Registrant's Post-Effective Amendment No. 15 to Form N-4
                       (File No. 033-39100 and 811-05200) as filed electronically on April 29, 1999.

(3)                    incorporated herein by reference to MetLife of CT Separate Account Eleven for Variable Annuities'
                       Post-Effective Amendment No. 1 to Form N-4 (File Nos. 333-152199 and 811-21262) filed electronically on April 8, 2009.

(4)                    incorporated herein by reference to MetLife Investors Variable Annuity Account Five's
                       Post-Effective Amendment No. 3 to Form N-4 (File Nos. 333-54386 and 811-07060) filed electronically on April 29, 2004.

(5)                    incorporated herein by reference to MetLife Investors USA Separate Account A's Post-Effective
                       Amendment No. 5 to Form N-4 (File Nos. 333-54464 and 811-03365) filed electronically on April
                       27, 2004.

(6)                    incorporated herein by reference to Registrant's Pre-Effective Amendment No. 1 to Form N-4 (File
                       Nos. 333-161102 and 811-05200) filed electronically on November 2, 2009.

(7)                    incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Initial
                       Registration Statement on Form N-4 (File Nos. 333-54016 and 811-07060) electronically filed
                       January 19, 2001.


(8)                    incorporated herein by reference to MetLife Investors Variable Annuity Account Five's
                       Post-Effective Amendment No. 8 to Form N-4 (File Nos. 333-54016 and 811-07060) filed electronically on July 19, 2004.

(9)                    incorporated herein by reference to MetLife Investors Variable Annuity Account Five's
                       Post-Effective Amendment No. 1 to Form N-4 (File Nos. 333-54016 and 811-07060) filed electronically on May 1, 2001.

(10)                   incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Initial
                       Registration Statement on Form N-4 (File Nos. 333-138567 and 811-07060) filed electronically on
                       November 9, 2006.

(11)                   incorporated herein by reference to MetLife of CT Fund UL III for Variable Life's Post-Effective
                       Amendment No. 15 to Form N-6 (File Nos. 333-71349 and 811-09215) filed electronically on April
                       9, 2009.

(12)                   incorporated herein by reference to MetLife of CT Separate Account Eleven for Variable Annuities'
                       Post-Effective Amendment No. 3 to Form N-4 (File Nos. 333-152194 and 811-21262) filed electronically on April 5, 2011.

(13)                   incorporated herein by reference to MetLife of CT Separate Account Eleven for Variable Annuities'
                       Post-Effective Amendment No. 3 to Form N-4 (File Nos. 333-152189 and 811-21262) filed electronically on April 5, 2011.

(14)                   incorporated herein by reference to MetLife of CT Separate Account Eleven for Variable Annuities'
                       Post-Effective Amendment No. 23 to Form N-4 (File Nos. 333-101778 and 811-21262) filed electronically on April 3, 2013.

(15)                   incorporated herein by reference to MetLife Investors Variable Annuity Account Five's
                       Post-Effective Amendment No. 11 to Form N-4 (File Nos. 333-54016 and 811-07060) filed electronically on July 13, 2005.

(16)                   incorporated herein by reference to MetLife Investors Variable Annuity Account Five's
                       Post-Effective Amendment No. 12 to Form N-4 (File Nos. 333-54016 and 811-07060) filed electronically on September 9, 2005.

(17)                   incorporated herein by reference to The Travelers Fund ABD for Variable Annuities' Post-Effective
                       Amendment No. 14 to Form N-4 (File Nos. 033-65343 and 811-07465) filed electronically on April
                       6, 2006.

(18)                   incorporated herein by reference to MetLife of CT Separate Account Eleven for Variable Annuities'
                       Post-Effective Amendment No. 4 to Form N-4 (File Nos. 333-152189 and 811-21262) filed electronically on April 4, 2012.

(19)                   incorporated herein by reference to MetLife of CT Separate Account Nine for Variable Annuities'
                       Post-Effective Amendment No. 11 to Form N-4 (File Nos. 333-65926 and 811-09411) filed electronically on October 31, 2007.

(20)                   incorporated herein by reference to MetLife Investors Variable Annuity Account Five's
                       Post-Effective Amendment No. 9 to Form N-4 (File Nos. 333-54386 and 811-07060) as filed electronically on April 21, 2006.

(21)                   incorporated herein by reference to MetLife Investors USA Separate Account A's Post-Effective
                       Amendment No. 19 to Form N-4 (File Nos. 333-54464 and 811-03365) as filed electronically on
                       April 24, 2006.

(22)                   incorporated herein by reference to MetLife of CT Separate Account Eleven for Variable Annuities'
                       Post-Effective Amendment No. 19 to Form N-4 (File Nos. 333-101778 and 811-21262) filed electronically on April 7, 2009.

(23)                   incorporated herein by reference to MetLife of CT Separate Account Eleven for Variable Annuities'
                       Post-Effective Amendment No. 21 to Form N-4 (File Nos. 333-101778 and 811-21262) filed electronically on April 5, 2011.

(24)                   incorporated herein by reference to MetLife Investors Variable Annuity Account Five's
                       Post-Effective Amendment No. 5 to Form N-4 (File Nos. 333-54386 and 811-07060) filed electronically on July 13, 2005.


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR


The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:

NAME AND PRINCIPAL BUSINESS ADDRESS    POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------  --------------------------------------

Eric T. Steigerwalt                    Director, Chairman of the Board, President and Chief Executive
Gragg Building                         Officer
11225 North Community House Road
Charlotte, NC 28277

Elizabeth M. Forget                    Director and Senior Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Gene L. Lunman                         Director and Senior Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Ricardo A. Anzaldua                    Executive Vice President and General Counsel
1095 Avenue of the Americas
New York, NY 10036

Peter M. Carlson                       Executive Vice President and Chief Accounting Officer
1095 Avenue of the Americas
New York, NY 10036

Steven J. Goulart                      Executive Vice President and Chief Investment Officer
10 Park Avenue
Morristown, NJ 07962

Robin Lenna                            Executive Vice President
200 Park Avenue
12th Floor
New York, NY 10166

Anant Bhalla                           Senior Vice President and Chief Financial Officer
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Marlene B. Debel                       Senior Vice President and Treasurer
1095 Avenue of the Americas
New York, NY 10036

Jason P. Manske                        Senior Vice President and Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

Roberto Baron                          Senior Vice President
1095 Avenue of the Americas
New York, NY 10036

Steven J. Brash                        Senior Vice President
277 Park Avenue
46th Floor
New York, NY 10172

Adam M. Hodes                          Senior Vice President
1095 Avenue of the Americas
New York, NY 10036

Stewart M. Ashkenazy                   Vice President, Senior Actuary and Illustration Actuary
1095 Avenue of the Americas
New York, NY 10036

S. Peter Headley                       Vice President and Assistant Secretary
10801 Mastin Boulevard
Suite 930
Overland Park, KS 66210


NAME AND PRINCIPAL BUSINESS ADDRESS    POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------  --------------------------------------

Andrew Kaniuk                          Vice President and Senior Actuary
501 Route 22
Bridgewater, NJ 08807

Christopher A. Kremer                  Vice President and Actuary
One Financial Center
21st Floor
Boston, MA 02111

Lisa S. Kuklinski                      Vice President and Senior Actuary
1095 Avenue of the Americas
New York, NY 10036

Enid M. Reichert                       Vice President and Actuary
501 Route 22
Bridgewater, NJ 08807

Mark S. Reilly                         Vice President and Illustration Actuary
Woodward Building
11215 North Community House Road
Charlotte, NC 28277

Steven G. Sorrentino                   Vice President, Actuary and Appointed Actuary
501 Route 22
Bridgewater, NJ 08807

Marian J. Zeldin                       Vice President and Actuary
501 Route 22
Bridgewater, NJ 08807

Scott E. Andrews                       Vice President
4700 Westown Pkwy.
Suite 200
West Des Moines, IA 50266

Andrew T. Aoyama                       Vice President
200 Park Avenue
12th Floor
New York, NY 10166

Grant Barrans                          Vice President
600 North King Street
Wilmington, DE 19801

Henry W. Blaylock                      Vice President
200 Park Avenue
12th Floor
New York, NY 10166

Timothy J. Brown                       Vice President
501 Route 22
Bridgewater, NJ 08807

Mark J. Davis                          Vice President
501 Route 22
Bridgewater, NJ 08807

Lynn A. Dumais                         Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Geoffrey A. Fradkin                    Vice President
501 Route 22
Bridgewater, NJ 08807

Judith A. Gulotta                      Vice President
10 Park Avenue
Morristown, NJ 07962


NAME AND PRINCIPAL BUSINESS ADDRESS    POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------  --------------------------------------

Jeffrey P. Halperin                    Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Regynald Heurtelou                     Vice President
334 Madison Avenue
Morristown, NJ 07960

Gregory E. Illson                      Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

John J. Iwanicki                       Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Karen A. Johnson                       Vice President
One Financial Center
21st Floor
Boston, MA 02111

Derrick L. Kelson                      Vice President
1200 Abernathy Road
Suite 1400
Atlanta, GA 30328

James W. Koeger                        Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

John P. Kyne, III                      Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Cynthia A. Mallet Kosakowski           Vice President
One Financial Center
21st Floor
Boston, MA 02111

Timothy J. McLinden                    Vice President
277 Park Avenue
46th Floor
New York, NY 10172

James J. Reilly                        Vice President
One Financial Center
21st Floor
Boston, MA 02111

Thomas J. Schuster                     Vice President
200 Park Avenue
12th Floor
New York, NY 10166

Robert L. Staffier, Jr.                Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Nan D. Tecotzky                        Vice President
200 Park Avenue
12th Floor
New York, NY 10166

Mark H. Wilsmann                       Vice President
10 Park Avenue
Morristown, NJ 07962


NAME AND PRINCIPAL BUSINESS ADDRESS    POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------  --------------------------------------

Jacob M. Jenkelowitz                   Secretary
1095 Avenue of the Americas
New York, NY 10036


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


    The Registrant is a separate account of MetLife Insurance Company USA under Delaware insurance law. MetLife Insurance Company USA is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                            AS OF June 30, 2014

The following is a list of subsidiaries of MetLife, Inc. updated as of June 30, 2014. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Home Loans LLC (DE)

C.    Exeter Reassurance Company, Ltd. (DE)

D.    Metropolitan Tower Life Insurance Company (DE)


      1.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     2.     Plaza Drive Properties, LLC (DE)

     3.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

            d)    1320 Venture LLC (DE)

                  i) 1320 Owner LP (DE) - a 99.9% limited partnership of 1320 Owner LP is held by 1320 Venture LLC and 0.1% general partnership is held by 1320 GP LLC.

            e)    1320 GP LLC (DE)

E. MetLife Chile Inversiones Limitada (Chile) - 70.4345328853% of MetLife Chile Inversiones Limitada is owned by MetLife, Inc., 26.6071557459% by American Life Insurance Company ("ALICO"), 2.9583113284% is owned by Inversiones MetLife Holdco Dos Limitada and 0.0000000404% is owned by Natilportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile) - 99.9969% of MetLife Chile Seguros de Vida S.A. is held by MetLife Chile Inversiones Limitada and 0.0031% by International Technical and Advisory Services Limited ("ITAS").

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile) - 99.99% of MetLife Chile Administradora de Mutuos Hipotecarios S.A. is held by MetLife Chile Seguros de Vida S.A. and 0.01% is held by MetLife Chile Inversiones Limitada.

      2. Legal Chile S.A. (Chile) - 51% of Legal Chile S.A. is owned by MetLife Chile Inversiones Limitada and the remaining interest is owned by a third party.

            a) Legagroup S.A. (Chile) - 99% of Legagroup S.A. is owned by Legal Chile S.A. and the remaining interest is owned by a third party.

      3. Inversiones MetLife Holdco Tres Limitada (Chile) - 99.9% of Inversiones MetLife Holdco Tres Limitada is owned by MetLife Chile Inversiones Limitada and 0.1% is owned by Inversiones MetLife Holdco Dos Limitada.

            a) MetLife Chile Acquisition Co. S.A. (Chile) - 45% of MetLife Chile Acquisition Co. S.A. is owned by Inversiones MetLife Holdco Dos Limitada, 45% is owned by Inversiones MetLife Holdco Tres Limitada and 10% is owned by MetLife Chile Inversiones Limitada.

                  i) Inversiones Previsionales S.A. (Chile) - 99.999% of Inversiones Previsionales S.A. is owned by MetLife Chile Acquisition Co. S.A. and 0.001% is owned by Inversiones MetLife Holdco Tres Limitada.

                        aa) AFP Provida S.A. (Chile) - 51.62% of AFP Provida S.A. is owned by Inversiones Previsionales S.A., 21.97% is owned indirectly (by means of ADR) by MetLife Chile Acquisition Co. S.A., 17.79% is owned directly by MetLife Chile Acquisition Co. S.A. and the remainder is owned by third parties.

                              1) Provida Internacional S.A. (Chile) - 99.99% of Provida Internacional S.A. is owned by AFP Provida S.A. and 0.01% by Inversiones Previsionales S.A.

                                    ii)   AFP Genesis Administradora de Fondos y
                                          Fidecomisos S.A. (Ecuador) - 99.9997%
                                          of AFP Genesis Administradora de
                                          Fondos y Fidecomisos S.A. is owned by
                                          Provida Internacional S.A. and 0.0003%
                                          is owned by Inversiones Previsionales
                                          S.A.

      4. MetLife Chile Seguros Generales S.A. (Chile) - 99.9% of MetLife Chile Seguros Generales, S.A. is owned by MetLife Chile Inversiones Limitada and 0.1% is owned by ITAS.

F.    MetLife Securities, Inc. (DE)

G.    Enterprise General Insurance Agency, Inc. (DE)

H.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      5.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      6.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      7.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

I.    MetLife Investors Insurance Company (MO)

J.    First MetLife Investors Insurance Company (NY)

K.    Newbury Insurance Company, Limited (DE)

L.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

M.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Excelencia Operativa y Tecnologica, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Excelencia Operativa y Tecnologica, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Excelencia Operativa y Tecnologica, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. PNB MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros S.A. (Argentina)- 79.3196% is owned by MetLife International Holdings, Inc., 2.6753% is owned by Natiloportem Holdings, Inc., 16.2046% by ALICO and 1.8005% by ITAS.


      6. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.662% is owned by MetLife International Holdings, Inc., 33.337% is owned by MetLife Worldwide Holdings, Inc. and 0.001% is owned by Natiloportem Holdings, Inc.


      7.    MetLife Global, Inc. (DE)

      8. MetLife Administradora de Fundos Multipatrocinados Ltda. (Brazil) - 99.99998% of MetLife Administradora de Fundos Multipatrocinados Ltda. is owned by MetLife International Holdings, Inc. and 0.00002% by Natiloportem Holdings, Inc.

      9.    MetLife Services Limited (United Kingdom)

      10. MetLife Seguros de Retiro S.A. (Argentina) - 95.5883% is owned by MetLife International Holdings, Inc., 3.1102% is owned by Natiloportem Holdings, Inc., 1.3014% by ALICO and 0.0001% by ITAS.

      11. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 95% is owned by MetLife International Holdings Inc.

      12. Compania Inversora MetLife S.A. (Argentina) - 95.46% is owned by MetLife International Holdings, Inc. and 4.54% is owned by Natiloportem Holdings, Inc.

            a) MetLife Servicios S.A. (Argentina) - 18.87% of the shares of MetLife Servicios S.A. are held by Compania Inversora MetLife S.A., 79.88% is owned by MetLife Seguros S.A., 0.99% is held by Natiloportem Holdings, Inc. and 0.26% is held by MetLife Seguros de Retiro S.A.

      13.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Direct Co., LTD. (Japan)

            b)    MetLife Limited (Hong Kong)

      14.   MetLife International Limited, LLC (DE)

      15. MetLife Planos Odontologicos Ltda. (Brazil) - 99.999% is owned by MetLife International Holdings, Inc. and 0.001% is owned by Natiloportem Holdings, Inc.

      16.   MetLife Ireland Holdings One Limited (Ireland)

            a) MetLife Global Holdings Corporation S.A. de C.V. (Mexico/Ireland) - 98.9% is owned by MetLife Ireland Holdings One Limited and 1.1% is owned by MetLife International Limited, LLC.

                  i)    MetLife Ireland Treasury Limited (Ireland)

                        a)    MetLife General Insurance Limited (Australia)

                        b) MetLife Insurance Limited (Australia) - 91.16468% of MetLife Insurance Limited (Australia) is owned by MetLife Ireland Treasury Limited and 8.83532% is owned by MetLife Global Holdings Corp. S.A. de C.V.

                              1)    The Direct Call Centre PTY Limited
                                    (Australia)

                              2)    MetLife Investments PTY Limited (Australia)

                                    aa)   MetLife Insurance and Investment Trust
                                          (Australia) - MetLife Insurance and
                                          Investment Trust is a trust vehicle,
                                          the trustee of which is MetLife
                                          Investments PTY Limited ("MIPL"). MIPL
                                          is a wholly owned subsidiary of
                                          MetLife Insurance Limited.

                  ii) Metropolitan Global Management, LLC (DE/Ireland) - 99.7% is owned by MetLife Global Holdings Corporation S.A. de C.V. and 0.3% is owned by MetLife International Holdings, Inc.

                        a) MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by Metropolitan Global Management, LLC and 2.5262% is owned by MetLife International Holdings, Inc.

                        b) MetLife Mexico Servicios, S.A. de C.V. (Mexico) - 98% is owned by Metropolitan Global Management, LLC and 2% is owned by MetLife International Holdings, Inc.

                        c) MetLife Mexico S.A. (Mexico)- 99.050271% is owned by Metropolitan Global Management, LLC and 0.949729% is owned by MetLife International Holdings, Inc.

                              1) MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

                                    aa)    Met1 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    bb)    Met2 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    cc)    MetA SIEFORE Adicional, S.A. de C.V.
                                           (Mexico)- 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    dd)    Met3 SIEFORE Basica, S.A. de C.V.
                                           (Mexico) - 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    ee)    Met4 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    ff)    Met5 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                              2)    ML Capacitacion Comercial S.A. de
                                    C.V.(Mexico) - 99% is owned by MetLife
                                    Mexico S.A. and 1% is owned by MetLife
                                    Mexico Cares, S.A. de C.V.

                        d) MetLife Saengmyoung Insurance Co. Ltd. (also known as MetLife Insurance Company of Korea Limited) (South Korea)- 14.64% is owned by MetLife Mexico, S.A. and 85.36% is owned by Metropolitan Global Management, LLC.

                        e)    GlobalMKT S.A. (Uruguay)

      17.   MetLife Asia Limited (Hong Kong)

      18. AmMetLife Insurance Berhad (Malaysia) - 50.000001% of AmMetLife Insurance Berhad is owned by MetLife International Holdings, Inc. and the remainder is owned by a third party.

      19. AmMetLife Takaful Berhad (Malaysia) - 49.999999% of AmMetLife Takaful Berhad is owned by MetLife International Holdings, Inc. and the remainder is owned by a third party.

N.    Metropolitan Life Insurance Company ("MLIC") (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

            a)    Park Twenty Three Investments Company (United Kingdom)

                  i) Convent Station Euro Investments Four Company (United Kingdom)

                        aa)    OMI MLIC Investments Limited (Cayman Islands)

      3.    CRB Co., Inc. (MA)

      4.    MLIC Asset Holdings II LLC (DE)

            a)    El Conquistador MAH II LLC (DE)

            b) Mansell Office LLC (DE) - 73.0284% of Mansell Office LLC is owned by MLIC Asset Holdings II LLC and 26.9716% is owned by MLIC CB Holdings LLC.

            c) Mansell Retail LLC (DE) - 73.0284% of Mansell Retail LLC is owned by MLIC Asset Holdings II LLC and 26.9716% is owned by MLIC CB Holdings LLC.

      5.    CC Holdco Manager, LLC (DE)

      6.    Alternative Fuel I, LLC (DE)

      7.    Transmountain Land & Livestock Company (MT)

      8.    MetPark Funding, Inc. (DE)

      9.    HPZ Assets LLC (DE)

      10.   Missouri Reinsurance, Inc. (Cayman Islands)

      11.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      12.   MetLife Real Estate Cayman Company (Cayman Islands)

      13.   MetLife RC SF Member, LLC (DE)

      14.   MetLife Private Equity Holdings, LLC (DE)

      15.   23rd Street Investments, Inc. (DE)

            a) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

            b) MetLife Capital, Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

                  i) Long Island Solar Farm, LLC ("LISF")(DE) - 9.61% membership interest is held by MetLife Renewables Holding, LLC and 90.39% membership interest is held by LISF Solar Trust in which MetLife Capital Limited Partnership has 100% beneficial interest.

      16.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      17.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      18.   MetLife Investments Asia Limited (Hong Kong)

      19. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      20. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      21.   New England Life Insurance Company (MA)

            a)    New England Securities Corporation (MA)

      22.   General American Life Insurance Company (MO)

            a)    GALIC Holdings LLC (DE)

      23.   Corporate Real Estate Holdings, LLC (DE)

      24. Ten Park SPC (Cayman Islands) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      25.   MetLife Tower Resources Group, Inc. (DE)

      26.   Headland-Pacific Palisades, LLC (CA)

      27. Headland Properties Associates (CA) - 99% is owned by Metropolitan Life Insurance Company and 1% is owned by Headland-Pacific Palisades, LLC.

      28.   WFP 1000 Holding Company GP, LLC (DE)

      29.   White Oak Royalty Company (OK)

      30.   500 Grant Street GP LLC (DE)

      31. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC.

      32. MetLife Mall Ventures Limited Partnership (DE) - 99% LP interest of MetLife Mall Ventures Limited Partnership is owned by MLIC and 1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

            a) HMS Master Limited Partnership (DE) - 60% LP interest of HMS Master Limited Partnership is owned by MetLife Mall Ventures Limited Partnership. A 40% LP interest is owned by a third party. Metropolitan Tower Realty Company, Inc. is the GP.

                 i)   HMS Southpark Residential LLC (DE)


      33.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Associates LLC (DE)

      34.   Euro CL Investments, LLC (DE)

      35.   MEX DF Properties, LLC (DE)

      36. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      37.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (United Kingdom)

      38.   Housing Fund Manager, LLC (DE)

            a) MTC Fund I, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      39.   MLIC Asset Holdings LLC (DE)

      40.   85 Broad Street Mezzanine LLC (DE)

            a)   85 Broad Street LLC (DE)

      41.   The Building at 575 Fifth Avenue Mezzanine LLC (DE)

            a)   The Building at 575 Fifth LLC (DE)

      42.   ML Bridgeside Apartments LLC (DE)

      43. Para-Met Plaza Associates (FL)- 75% of the General Partnership is held by Metropolitan Life Insurance Company and 25% of the General Partnership is held by Metropolitan Tower Realty Company, Inc.

      44.   MLIC CB Holdings LLC (DE)

      45. Met II Office Mezzanine LLC, (FL) - 10.4167% of the membership interest is owned by Metropolitan Tower Life Insurance Company and 89.5833% is owned by Metropolitan Life Insurance Company.

            a)   Met II Office LLC (FL)

      46.   The Worthington Series Trust (DE)

      47. MetLife CC Member, LLC (DE) - 63.415% of MetLife CC Member, LLC is held by Metropolitan Life Insurance Company, 17.073% by MetLife Investors USA Insurance Company, 14.634% by MetLife Insurance Company of Connecticut and 4.878% by General American Life Insurance Company.

      48.   Oconee Hotel Company, LLC (DE)

      49.   Oconee Land Company, LLC (DE)

            a)  Oconee Land Development Company, LLC (DE)

            b)  Oconee Golf Company, LLC (DE)

            c)  Oconee Marina Company, LLC (DE)

      50.   1201 TAB Manager, LLC (DE)

      51. MetLife 1201 TAB Member, LLC (DE) - 69.66% of MetLife 1201 TAB Member, LLC is owned by Metropolitan Life Insurance Company, 12.07% is owned by MetLife Investors USA Insurance Company, 15.17% is owned by MetLife Insurance Company of Connecticut and 3.1% is owned by Metropolitan Property and Casualty Insurance Company.

            a) 1201 TAB Owner, LLC (DE) - 50% of 1201 TAB Owner, LLC is owned by Metlife 1201 TAB Member, LLC and the remainder is owned by a third party. Metlife 1201 TAB Manager, LLC is the manager of 1201 TAB Owner, LLC.

      52. MetLife LHH Member, LLC (DE) - 69.23% of MetLife LHH Member, LLC is owned by Metropolitan Life Insurance Company, 19.78% is owned by MetLife Investors USA Insurance Company and 10.99% is owned by New England Life Insurance Company.

      53.   Ashton Southend GP, LLC (DE)

      54. Tremont Partners, LP (DE) - 99.9% LP interest of Tremont Partners, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Ashton Southend GP, LLC.

      55. Riverway Residential, LP (DE) - 99.9% LP interest of Riverway Residential, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      56. 10420 McKinley Partners, LP (DE) - 99.9% LP interest of 10420 McKinley Partners, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      57.   Ardrey Kell Townhomes, LLC (DE)

      58.   Boulevard Residential, LLC (DE)

      59.   465 N. Park Drive, LLC (DE)

      60.   Ashton Judiciary Square, LLC (DE)

      61. Sandpiper Cove Associates, LLC (DE) - 90.59% membership interest of Sandpiper Cove Associates, LLC is owned by MLIC and 9.41% is owned by Metropolitan Tower Realty Company.

      62. 1900 McKinney Properties, LP (DE) - 99.9% LP interest of 1900 McKinney Properties, LP is owned by MLIC and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      63.   Marketplace Residences, LLC (DE)

      64.   ML Swan Mezz, LLC (DE)

            a)    ML Swan GP, LLC (DE)

      65.   ML Dolphin Mezz, LLC (DE)

            a)    ML Dolphin GP, LLC (DE)

      66.   Haskell East Village, LLC (DE)

      67. MetLife Cabo Hilton Member, LLC (DE) - 54.129% of MetLife Cabo Hilton Member, LLC is owned by MLIC, 16.9% by General American Life Insurance Company, 16.9% by MetLife Investors USA Insurance Company and 12.071% by MetLife Insurance Company of Connecticut.

      68.   ML Terraces, LLC (DE)

      69.   Chestnut Flats Wind, LLC (DE)

      70.   MetLife 425 MKT Member, LLC (DE)

            a) 425 MKT, LLC (DE) - 52.5% of 425 MKT, LLC is owned by MetLife 425 MKT Member, LLC and 47.5% is owned by a third party. MetLife 425 MKT Member, LLC is the managing member of 425 MKT, LLC.

                 i) 425 MKT REIT, LLC (DE) - 99.9% of 425 MKT REIT, LLC is owned by 425 MKT, LLC and the remaining 0.1% by third parties.

      71.   MetLife OFC Member, LLC (DE)

            a) OFC Boston, LLC (DE) - 52.5% of OFC Boston, LLC is owned by MetLife OFC Member, LLC and 47.5% is owned by a third party.

                 i) OFC REIT, LLC (DE) - 99.9% of OFC REIT, LLC is owned by OFC Boston and the remaining 0.1% is owned by third parties.

                      1)   Dewey Square Tower Associates, LLC (MA)

      72. MetLife THR Investor, LLC (DE) - 85% of MetLife THR Investor, LLC is owned by MLIC and 15% is owned by MICC.

      73. ML Southmore, LLC (DE) - 75.12% of ML Southmore, LLC is owned by MLIC and 24.88% is owned by MICC.

      74. ML - AI MetLife Member 1, LLC (DE) - 83.675% of the membership interest is owned by MLIC, 5.762% by MICC, 5.762% by MLI USA and 4.801% by Metropolitan Property and Casualty Insurance Company.

            a) ML - AI Venture 1, LLC (DE) - 51% of ML-AI Venture 1, LLC is owned by ML-AI MetLife Member 1, LLC and 49% is owned by a third party. MetLife Investment Management, LLC is the asset manager.

                 i)   ML-AI 125 Wacker, LLC (DE)

      75.   MetLife CB W/A, LLC (DE)

      76. MetLife Camino Ramon Member, LLC (DE) - 78.6% of MetLife Camino Ramon Member, LLC is owned by MLIC and 21.4% is owned by MICC.

      77.   10700 Wilshire, LLC (DE)

      78.   Viridian Miracle Mile, LLC (DE)

      79.   MetLife Canada Solar ULC (Canada)

      80. MetLife 555 12th Member, LLC (DE) - MetLife 555 12th Member, LLC is owned at 69.4% by MLIC, 20.2% by MICC, 5.4% by GALIC and 5% by MLI USA.

            a) 555 12th, LLC (DE) - 52.5% of 555 12th, LLC is owned by MetLife 555 12th Member, LLC and the remainder by a third party.

                 i)   555 12 REIT, LLC (DE)

O.    MetLife Capital Trust IV (DE)

P. MetLife Insurance Company of Connecticut ("MICC") (CT) - 86.72% is owned by MetLife, Inc. and 13.28% by MetLife Investors Group, Inc.

      1.    MetLife Property Ventures Canada ULC (Canada)

      2.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MICC and 33% is owned by third party.

      3.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      4.    MetLife Canadian Property Ventures LLC (NY)

      5.    Euro TI Investments LLC (DE)

      6.    Greenwich Street Investments, L.L.C. (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      7. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MICC.

      8.    MetLife USA Assignment Company (CT)

      9.    TIC European Real Estate LP, LLC (DE)

      10.   MetLife European Holdings, LLC (DE)

      11.   Travelers International Investments Ltd. (Cayman Islands)

      12.   Euro TL Investments LLC (DE)

      13.   Corrigan TLP LLC (DE)

      14.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

      15. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MICC and Metropolitan Life Insurance Company.

      16.   MetLife Investors USA Insurance Company ("MLI USA") (DE)

            a)    MetLife Renewables Holding, LLC (DE)

                  i)    Greater Sandhill I, LLC (DE)

      17.   TLA Holdings II LLC (DE)

      18.   TLA Holdings III LLC (DE)

      19. MetLife Greenstone Southeast Venture, LLC (DE) - 95% of MetLife Greenstone Southeast Venture, LLC is owned by MICC and 5% is owned by Metropolitan Connecticut Properties Ventures, LLC.

            a)    MLGP Lakeside, LLC (DE)

      20. Sino-US United MetLife Insurance Co., Ltd. (China) - Sino-US United MetLife Insurance Co., Ltd. is owned at 27.8% by MICC, 22.2% by MLIC and 50% by a third party.

Q.    MetLife Reinsurance Company of South Carolina (SC)

R.    MetLife Investment Management, LLC (DE)

      1.   MetLife Alternatives GP, LLC (DE)

           a) MetLife International PE Fund I, LP (Cayman Islands) - 92.593% of the Limited Partnership interests of this entity is owned by MetLife Alico Life Insurance K.K., 4.115% is owned by MetLife Mexico S.A., 2.716% is owned by MetLife Limited (Hong Kong) and the remaining 0.576% is owned by Metropolitan Life Insurance Company of Hong Kong Limited.

           b)   MetLife International PE Fund II, LP (Cayman Islands)

           c) MetLife International HF Partners, LP (Cayman Islands) - The General Partnership Interests of MetLife International HF Partners, LP is held by MetLife Alternatives GP, LLC; 91.49% of the Limited Partnership Interests is owned by MetLife Alico Life Insurance K.K. and 8.51% is owned by MetLife Insurance Company of Korea Limited.

      2.   MetLife Loan Asset Management LLC (DE)

      3.   MetLife Core Property Fund GP, LLC (DE)

           a) MetLife Core Property Fund, LP (DE) - MetLife Core Property Fund GP, LLC is the general partner of MetLife Core Property Fund, LP (the "Fund"). A substantial majority of the limited partnership interests in the Fund are held by third parties. The following affiliates hold a minority share of the limited partnership interests in the Fund: Metropolitan Life Insurance Company owns 23.7%, General American Life Insurance Company owns 0.1% and MetLife Insurance Company of Connecticut owns 0.2%.

                i)   MetLife Core Property REIT, LLC (DE)

                     aa) MetLife Core Property Holdings, LLC (DE) - MetLife Core Property Holdings, LLC holds the following single-property limited liability companies: MCP 7 Riverway, LLC; MCP SoCal Industrial-Redondo, LLC; MCP SoCal Industrial-Springdale, LLC; MCP SoCal Industrial-Concourse, LLC; MCP SoCal Industrial-Kellwood, LLC; MCP SoCal Industrial-Bernado, LLC; MCP SoCal Industrial-Canyon, LLC; MCP SoCal Industrial-Anaheim, LLC; MCP SoCal Industrial-LAX, LLC; MCP SoCal Industrial-Fullerton, LLC; MCP SoCal Industrial-Ontario, LLC; MCP SoCal Industrial-Loker, LLC; MCP Paragon Point, LLC; MCP 4600 South Syracuse, LLC; MCP The Palms Doral, LLC; MCP Waterford Atrium, LLC; MCP EnV Chicago, LLC; MCP 100 Congress, LLC; MCP 1900 McKinney, LLC; MCP 550 West Washington, LLC; MCP Main Street Village, LLC; MCP Lodge At Lakecrest, LLC; MCP Ashton South End, LLC and MCP 3040 Port Oak, LLC

S.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

T.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           a)    MetLife Services East Private Limited (India)

           b) MetLife Global Operations Support Center Private Limited (India) - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.

U.    SafeGuard Health Enterprises, Inc. (DE)

      1.   MetLife Health Plans, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

V.    MetLife Capital Trust X (DE)

W.    Cova Life Management Company (DE)

X.    MetLife Reinsurance Company of Charleston (SC)

Y.    MetLife Reinsurance Company of Vermont (VT)

Z.    Delaware American Life Insurance Company (DE)

AA.   Federal Flood Certification LLC (TX)

AB.   American Life Insurance Company (ALICO) (DE)

      1.    MetLife ALICO Life Insurance K.K. (Japan)

               a)  Communication One Kabushiki Kaisha (Japan)

               b)  Financial Learning Kabushiki Kaisha (Japan)

      2.    MetLife Global Holding Company I GmbH (Swiss I) (Switzerland)

               a)  MetLife Global Holding Company II GmbH (Swiss II)
                   (Switzerland)

                   i) MetLife Emeklilik ve Hayat A.S. (Turkey) - 99.98% of MetLife Emeklilik ve Hayat A.S. is owned by Metlife Global Holding Company II GmbH (Swiss II) and the remainder by third parties.

                   ii) ALICO European Holdings Limited (Ireland)

                       aa) ZAO Master D (Russia)

                           1) Closed Joint Stock Company MetLife Insurance
                              Company (Russia) - 51% of Closed Joint Stock
                              Company MetLife Insurance Company is owned by ZAO Master D and 49% is owned by MetLife Global Holding Company II GmbH.

                   iii) MetLife EU Holding Company Limited (Ireland)

                       aa) MetLife Europe Limited (Ireland) - 93% of MetLife
                           Europe Limited is owned by MetLife EU Holding Company Limited and 7% is owned by ALICO.

                           1. MetLife Pension Trustees Limited (United Kingdom)

                       bb) Agenvita S.r.l. (Italy)

                       cc) MetLife Europe Insurance Limited (Ireland)- 93% of
                           MetLife Europe Insurance Limited is owned by MetLife EU Holding Company Limited and 7% is owned by ALICO.

                       dd) MetLife Europe Services Limited (Ireland)

                       ee) MetLife Insurance Limited (United Kingdom)

                       ff) MetLife Limited (United Kingdom)

                       gg) MetLife Services, Sociedad Limitada (Spain)

                       hh) MetLife Insurance S.A./NV (Belgium) - 99.999% of
                           MetLife Insurance S.A./NV is owned by MetLife EU Holding Company Limited and 0.001% is owned by Natilportem Holdings, Inc.

                       ii) MetLife Solutions S.A.S. (France)

                       jj) Metlife Biztosito Zrt. (Hungary)

                           1) First American-Hungarian Insurance Agency Limited
                              (Hungary)

                       kk) Metropolitan Life Asigurari S.A. (Romania) -
                           99.9982018% of Metropolitan Life Asigurari S.A. is owned by MetLife EU Holding Company Limited and the remaining 0.0017982% is owned by International Technical and Advisory Services Limited.

                           1) ALICO Societate de Administrare a unui Fond de
                              Pensii Administrat Privat S.A. (Romania) -
                              99.9836% of ALICO Societate de Administrare a unui Fond de Pensii Administrat Privat S.A. is owned by Metropolitan Life Asigurari S.A. and 0.0164% is owned by MetLife Services Sp z.o.o.

                           2) Metropolitan Training and Consulting S.R.L.
                              (Romania)

                           3) APF Societate de Administrare a Fondurilor De
                              Pensii Facultative (APF) (Romania) - 99.99% of APF is owned by Metropolitan Life Asigurari S.A. and 0.01% is owned by ITAS.

                       ll) MetLife AMSLICO poist'ovna, a.s. (Slovakia)

                           1) ALICO Services Central Europe s.r.o. (Slovakia)

                           2) ALICO Funds Central Europe sprav. spol., a.s.
                              (Slovakia)

                       mm) MetLife pojist'ovna a.s. (Czech Republic)

                       nn) MetLife Towarzystwo Ubiezpieczen na Zycie I
                           Reasekuracji S.A. (Poland)

                           a) MetLife Services Sp z.o.o. (Poland)

                           b) MetLife Towartzystwo Funduszy Inwestycyjnych,
                              S.A. (Poland)

                           c) AMPLICO Powszechne Towartzystwo Emerytalne S.A.
                              (Poland) - 50% of AMPLICO Powszechne Towarzystwo Emerytalne S.A. is owned by MetLife Towarzystwo Ubiezpieczen na Zycie I Reasekuracji S.A. and the remaining 50% is owned by MetLife EU Holding Company Limited.

                       oo) MetLife Holdings (Cyprus) Limited (Cyprus)

                           a) American Life Insurance Company (Cyprus) Limited
                              (Cyprus)

                       pp) ALICO Bulgaria Zhivotozastrahovatelno Druzhestvo EAD
                           (Bulgaria)

                       qq) MetLife Alico Life Insurance Company S.A. (Greece)

                           a) ALICO Mutual Fund Management Company (Greece) -
                              90% of ALICO Mutual Fund Management Company is owned by MetLife Alico Life Insurance Company S.A. (Greece) and the remaining interests are owned by third parties.

      3. Pharaonic American Life Insurance Company (Egypt) - 84.125% of Pharaonic American Life Insurance Company is owned by ALICO and the remaining interests are owned by third parties.

      4. American Life Insurance Company (Pakistan) Ltd. (Pakistan) - 81.96% of American Life Insurance Company (Pakistan) Ltd. is owned by ALICO and the remaining interests are owned by third parties.

      5.    International Investment Holding Company Limited (Russia)

      6. MetLife Akcionarsko Drustvo za Zivotno Osiguranje (Serbia) - 99.98% of MetLife Akcionarska Drustvoza za Zivotno Osiguranje is owned by ALICO and the remaining 0.02% is owned by ITAS.

      7.    ALICO Management Services Limited (United Kingdom)

      8. ALICO Trustees U.K. Ltd. (United Kingdom) - 50% of ALICO Trustees U.K. Ltd. is owned by ALICO and the remaining interest is owned by ITAS.

      9. PJSC MetLife (Ukraine) - 99.9988% of PJSC ALICO Ukraine is owned by ALICO 0.0006% is owned by ITAS and the remaining 0.0006% is owned by Borderland Investment Limited.

      10.   Borderland Investment Limited (USA-Delaware)

            a)    ALICO Hellas Single Member Limited Liability Company (Greece)

      11. International Technical and Advisory Services Limited ("ITAS") (USA-Delaware)

      12.   ALICO Operations Inc. (USA-Delaware)

            a)    MetLife Asset Management Corp. (Japan)

      13. MetLife Colombia Seguros de Vida S.A. (Colombia) - 94.9899823% of MetLife Colombia Seguros de Vida S.A. is owned by ALICO, 5.0100106% is owned by ITAS and the remaining interests are owned by third parties.

      14. MetLife Mas, S.A. de C.V. (Mexico) - 99.9997546% of MetLife Mas, SA de CV is owned by ALICO and 0.0002454% is owned by ITAS.

      15. MetLife Seguros S.A. (Uruguay) - 74.9187% of MetLife Seguros S.A. is owned by ALICO, 25.0798% by MetLife, Inc. and 0.0015% by a third party (Oscar Schmidt).

      16. ALICO Properties, Inc. (USA-Delaware) - 51% of ALICO Properties, Inc. is owned by ALICO and the remaining interests are owned by third parties.

            a)    Global Properties, Inc. (USA-Delaware)

      17.   Alpha Properties, Inc. (USA-Delaware)

      18.   Beta Properties, Inc. (USA-Delaware)

      19.   Delta Properties Japan, Inc. (USA-Delaware)

      20.   Epsilon Properties Japan, Inc. (USA-Delaware)

      21.   Iris Properties, Inc. (USA-Delaware)

      22.   Kappa Properties Japan, Inc. (USA-Delaware)

AC.   MetLife Global Benefits, Ltd. (Cayman Islands)

AD. Inversiones Metlife Holdco Dos Limitada (Chile) - 99.999338695% of Inversiones MetLife Holdco Dos Limitada is owned by MetLife, Inc., 0.00065469% is owned by MetLife International Holdings, Inc. and 0.000006613% is owned by Natiloportem.

AE.   MetLife Consumer Services, Inc. (DE)

AF.   MetLife Reinsurance Company of Delaware (DE)

1) The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

2) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

3) The MetLife, Inc. organizational chart does not include real estate joint ventures and partnerships of which MetLife, Inc. and/or its subsidiaries is an investment partner. In addition, certain inactive subsidiaries have also been omitted.

4) MetLife Services EEIG is a cost-sharing mechanism used in the EU for EU-affiliated members.

ITEM 27. NUMBER OF CONTRACT OWNERS


    As of September 30, 2014, there were 52,422 owners of qualified contracts and 44,610 owners of non-qualified contracts offered by the Registrant (MetLife Investors Variable Annuity Account One).


ITEM 28. INDEMNIFICATION


    As described in their respective governing documents, MetLife, Inc.(the ultimate parent of the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter")) and the Depositor, each of which is incorporated in the state of Delaware, shall indemnify any person who is made or is threatened to be made a party to any civil or criminal suit, or any administrative or investigative proceeding, by reason of that person's service as a director, officer, or agent of the respective company, under certain circumstances, against liabilities and expenses incurred by such person (except, with respect to the Depositor, as described below regarding MetLife Employees).


    As described in its governing documents, the Underwriter, which is incorporated in the state of Missouri, may indemnify, under certain circumstances, any person who is made a party to any civil or criminal suit, or made a subject of any administrative or investigative proceeding by reason of the fact that he is or was a director, officer, or agent of the Underwriter. The Underwriter also has such other and further powers of indemnification as are not inconsistent with the laws of Missouri.


    MetLife, Inc. also has adopted a policy to indemnify employees ("MetLife Employees") of MetLife, Inc. or its affiliates ("MetLife"), including any MetLife Employees serving as directors or officers of the Depositor or the Underwriter. Under the policy, MetLife, Inc. will, under certain circumstances, indemnify MetLife Employees for losses and expenses incurred in connection with legal actions threatened or brought against them as a result of their service to MetLife. The policy excludes MetLife directors and others who are not MetLife Employees, whose rights to indemnification, if any, are as described in the charter, bylaws or other arrangement of the relevant company.


    MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy under which the Registrant, the Depositor and the Underwriter, as well as certain other subsidiaries of MetLife, are covered. MetLife, Inc. also has secured a Financial Institutions Bond.


    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 29. PRINCIPAL UNDERWRITERS


  (a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):


      Met Investors Series Trust
      MetLife Investors USA Separate Account A
      MetLife Investors USA Variable Life Account A
      First MetLife Investors Variable Annuity Account One
      MetLife Investors Variable Life Account One

      General American Separate Account Eleven
      General American Separate Account Twenty-Eight
      General American Separate Account Twenty-Nine
      General American Separate Account Two
      Security Equity Separate Account Twenty-Six
      Security Equity Separate Account Twenty-Seven
      MetLife of CT Separate Account QPN for Variable Annuities
      MetLife of CT Fund UL for Variable Life Insurance
      MetLife of CT Fund UL III for Variable Life Insurance
      MetLife of CT Separate Account Eleven for Variable Annuities Metropolitan Life Separate Account E
      Metropolitan Series Fund
      Metropolitan Tower Life Separate Account One
      Metropolitan Tower Life Separate Account Two
      Metropolitan Life Separate Account UL
      Paragon Separate Account A
      Paragon Separate Account B
      Paragon Separate Account C
      Paragon Separate Account D
      Metropolitan Life Variable Annuity Separate Account II
      New England Life Retirement Investment Account
      New England Variable Annuity Fund I
      New England Variable Annuity Separate Account
      New England Variable Life Separate Account
      Separate Account No. 13S


  (b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 1095 Avenue of the Americas, New York, NY 10036.



NAME AND PRINCIPAL BUSINESS ADDRESS    POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------------------  ----------------------------------------

Elizabeth M. Forget                    Director
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Paul A. LaPiana                        Director
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Gerard J. Nigro                        Director and Senior Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Lance Carlson                          President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Kieran R. Mullins                      Executive Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Barbara A. Dare                        Senior Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

John P. Kyne, III                      Vice President and Chief Compliance Officer
Gragg Building
11225 North Community House Road
Charlotte, NC 28277


NAME AND PRINCIPAL BUSINESS ADDRESS    POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------------------  ----------------------------------------

Donald Leintz                          Senior Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

John G. Martinez                       Vice President and Chief Financial Officer
18210 Crane Nest Drive
Tampa, FL 33647

Tyla L. Reynolds                       Vice President and Secretary
600 North King Street
Wilmington, DE 19801

Marlene B. Debel                       Treasurer
1095 Avenue of the Americas
New York, NY 10036


  (c) Compensation From the Registrant: The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:



                   (1)                            (2)               (3)             (4)            (5)
                                            NET UNDERWRITING
                                             DISCOUNTS AND      COMPENSATION     BROKERAGE        OTHER
NAME OF PRINCIPAL UNDERWRITER                 COMMISSIONS      ON REDEMPTION    COMMISSIONS    COMPENSATION
-----------------------------------------  -----------------  ---------------  -------------  -------------

 MetLife Investors Distribution Company        $40,534,587             $0              $0             $0


ITEM 30. LOCATION OF ACCOUNTS AND RECORDS


    The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:


    (a) Registrant


    (b) MetLife Annuity Operations, 4700 Westown Parkway, Bldg. 4, Suite 200, West Des Moines, IA 50266


    (c) State Street Bank & Trust Company, 225 Franklin Street, Boston, MA
02110


    (d) MetLife Investors Distribution Company, 1095 Avenue of the Americas, New York, NY 10036


    (e) MetLife Insurance Company USA, 11225 North Community House Road, Charlotte, NC 28277


    (f) MetLife, 18210 Crane Nest Drive, Tampa, FL 33647


    (g) MetLife, One Financial Center, Boston, MA 02111


    (h) MetLife, 200 Park Avenue, New York, NY 10166


ITEM 31. MANAGEMENT SERVICES


    Not Applicable.


ITEM 32. UNDERTAKINGS


    a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.


    b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.


    c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

                                REPRESENTATIONS


    MetLife Insurance Company USA ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.


    The Company hereby represents that it is relying upon the Securities and Exchange Commission No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:


    1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;


    2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;


    3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;


    4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES


    As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant has caused this Registration Statement to be signed on its behalf, in the city of Charlotte, and the state of North Carolina, on the 14th day of November, 2014.



   METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
   (Registrant)

   By:   METLIFE INSURANCE COMPANY USA

   By:   /s/ Elizabeth M. Forget
         ----------------------------------------
         Elizabeth M. Forget
         Senior Vice President

   By:   METLIFE INSURANCE COMPANY USA
          (Depositor)

   By:   /s/ Elizabeth M. Forget
         ----------------------------------------
         Elizabeth M. Forget
         Senior Vice President

    As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 14, 2014.


      /s/ Eric T. Steigerwalt*           Director, Chairman of the Board, President and Chief
      --------------------------------   Executive Officer
      Eric T. Steigerwalt

      /s/ Anant Bhalla*                  Senior Vice President and Chief Financial Officer
      --------------------------------
      Anant Bhalla

      /s/ Peter M. Carlson*              Executive Vice President and Chief Accounting Officer
      --------------------------------
      Peter M. Carlson

      /s/ Elizabeth M. Forget*           Director and Senior Vice President
      --------------------------------
      Elizabeth M. Forget

      /s/ Gene L. Lunman*                Director and Senior Vice President
      --------------------------------
      Gene L. Lunman



      *By:   /s/ Michele H. Abate
             --------------------------------
             Michele H. Abate, Attorney-In-Fact
             November 14, 2014

 *MetLife Insurance Company USA. Executed by Michele H. Abate, Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                               INDEX TO EXHIBITS


1(vi) Resolutions of the Board of Directors of MetLife Investors Insurance Company (including Agreement and Plan of Merger attached as Exhibit A to the resolutions)

1(vii) Resolutions of the Board of Directors of MetLife Insurance Company of Connecticut authorizing the acceptance of the Separate Account

3(ii)     Amendment to Distribution and Principal Underwriting Agreement

4(xxvii)  Merger Endorsement

4(xxviii) Non-Qualified Annuity Endorsement

6(i) Copy of Certificate of Incorporation of the Company and Certificate of Amendment

6(ii)     Copy of Bylaws of the Company

8(i)(d)   Amendment to Participation Agreement with Met Investors Series Trust

8(iii)(d) Amendment to Participation Agreement with AIM Variable Insurance
          Funds

8(iv)(c)  Amendment to Participation Agreement with American Funds Insurance
          Series

8(v)(e) Amendment to the Participation Agreement with Franklin Templeton Variable Insurance Products Trust

8(vi)(b)  Amendment to the Participation Agreement with Putnam Variable Trust

9         Opinion of Counsel

10 Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)

13        Powers of Attorney